Heenan Blaikie




BY MESSENGER

06014745

June 27, 2006

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549




Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated February 14, 2006;
2. Press Release dated February 15, 2006;
3. Press Release dated February 24, 2006;
4. Management's Discussion and Analysis for year ended December 31, 2005;
5. Form 52-109F1 – Certification of Annual Filings – CFO dated March 10, 2006;
6. Form 52-109F1 – Certification of Annual Filings – CEO dated March 10, 2006;
7. Annual Information Form dated March 10, 2006;
8. Financial Statements for year ended December 31. 2005;
9. Credit Agreement dated as of July 7, 2005;
10. Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan dated effective November 18, 2005.
11. Press Release dated March 13, 2006;
12. Press Release dated March 15, 2006;
13. Press Release dated March 16, 2006;
14. Notice of Meeting and Record Date dated March 17, 2006;
15. Revised Annual Information Form dated March 16, 2006;
16. Preliminary Short Form Prospectus dated March 22, 2006;
17. Underwriting Agreement dated March 22, 2006;
18. Annual Report for the year ended December 31, 2005;
19. Undertaking dated March 30, 2006;
20. Undertaking dated March 30, 2006;
21. Management's and Auditors' Report of Mustang Resources Inc. dated March 7, 2005;
22. Auditors' Report of Forte Resources Inc. dated March 15, 2005;
23. Final Short Form Prospectus dated March 30, 2006;



Mark Franko

T 403 781.3390
F 403 234.7987
mfranko@heenan.ca

12th Floor, Fifth Avenue Place
425 – 1st Street SW
Calgary, Alberta
Canada T2P 3L8

www.heenanblaikie.com

24. Press Release dated March 30, 2006;
25. Press Release dated April 5, 2006;
26. Trust Indenture dated April 5, 2006;
27. Press Release dated April 11, 2006;
28. Press Release dated April 13, 2006;
29. Press Release dated April 17, 2006;
30. Voting Direction for Holdings of Exchangeable Shares originally filed on April 5, 2006;
31. Notice of Meeting dated April 10, 2006;
32. Information Circular originally filed on April 19, 2006;
33. Form of Proxy originally filed on April 19, 2006;
34. Press Release dated May 10, 2006;
35. Press Release dated May 12, 2006;
36. Interim Financial Statements for the first quarter ended March 31, 2006;
37. Management's Discussion and Analysis for the first quarter ended March 31, 2006;
38. Form 52-109F2 – Modified Certification of Interim Filings during Transition Period – CFO dated May 15, 2006;
39. Form 52-109F2 – Modified Certification of Interim Filings during Transition Period – CEO dated May 15, 2006;
40. Report of Voting Results originally filed May 17, 2006;
41. Press Release dated June 13, 2006; and
42. Press Release dated June 15, 2006.

The enclosed documents represent information made public to date since Thunder Energy Trust's original submission on February 9, 2006. We confirm such further information will be provided to the Securities and Exchange Commission promptly after it has been make public in Canada.

Yours truly,

Heenan Blaikie LLP

Mark Franko

Encl.

cc: Thunder Energy Trust

MF/tag

FILE No. 82-5715



THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, February 14, 2006 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on March 15, 2006, in respect of February production, for unit holders of record on February 22, 2006. The ex distribution date is February 20, 2006.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta February 15, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.07324 to 1.08676. This increase will be effective on February 16, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE No. 82-34951


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Announces Operational Update and 2005 Year End Reserves

Calgary, Alberta, February 24, 2006 - Thunder Energy Trust (TSX: THY.UN) today released preliminary operational results for the fourth quarter of 2005, the Trust's second quarter of operations, and its year-end reserve evaluation by independent engineers.

Production

Estimated production for Q-4 2005 averaged 11,053 boe/d, comprised of 40.5 mmcf/d of natural gas and 4,306 bbls/d of crude oil and natural gas liquids.

Production for January 2006 is estimated at 10,400 boepd. Behind pipe risked volumes have grown to more than 1,200 boe/d as of mid-February 2006. Approximately 350 boe/d is scheduled to come on-stream prior to the end of February. When these volumes are combined with January production, Thunder is on track to meet its 2006 annualized forecast average of 10,500 boe/d.

2005 Year-end Reserves

GLJ Petroleum Consultants ("GLJ") has evaluated the oil and natural gas reserves as at December 31, 2005 in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Company interest reserves as at December 31, 2005, as evaluated by GLJ based on forecast prices and costs, were 23.68 mmboe proved and 34.34 mmboe proved plus probable. Year-end reserves include downward technical revisions of 5.11 mmboe proved and 7.17 mmboe, proved plus probable. The Reserve Committee of Thunder's Board of Directors has approved closing balances.

Based on our 2006-production guidance of 10,500 boe/d, the reserve life index stands at 9.0 years (proved plus probable) and 6.2 years (proved).

Proved plus probable reserve revisions were principally from three properties, Rosalind, Manola, and Laprise. Rosalind revisions accounted for approx. 35% of the total revisions and are primarily related to economic cut-off limits caused from a rising cost environment, water production, and drainage areas being smaller than originally estimated. At Manola, which accounted for approximately 22% of the revision, unforeseen water production in 2005 resulted in major revision to a number of wells, which resulted in a more cautious forecast by GLJ for the remaining producing wells in the area. Interference and water production accelerated production declines at Laprise proper and accounted for approximately 12% of the overall reserve reduction.

Valuation

The net present value of future net revenue attributable to the Trust's company interest proved plus probable reserves, discounted at 10% and based on forecast prices and costs, has been estimated to be $565.8 million by GLJ. It should not be assumed that the net present value of future net revenue attributable to reserves estimated by GLJ represents the fair market value of those reserves.

Pursuant to NI 51-101 reporting guidelines, less than 20% of the Trust's drilling location inventory, on a gross basis, has been assigned reserves. Undeveloped land value in addition to the GLJ report is being carried in Net Asset Value (NAV) and is currently estimated at $200 per acre for a total value of $32.6 million. This estimate is based on undeveloped lands at December 31, 2005 of 163,169 acres utilizing the average price of crown land sales within our core areas over a twelve-month period from January 1 to December 31, 2005, which was approximately $226/acre.

The Trust is evaluating its reserves revision and impact on the carrying value of the assets as at December 31, 2005

Summary of Oil and Gas Reserves - Forecast Prices

	Company Interest Reserves			Net Interest Reserves		
Entity Description	Gas MMcf	Oil Mbbl	NGL Mbbl	Gas MMcf	Oil Mbbl	NGL Mbbl
Proved Producing	55,489	5,796	631	44,595	5,120	428
Proved Developed	31,843	283	927	25,462	238	676
Nonproducing	5,388	470	116	4,061	382	79
Proved Undeveloped	92,720	6,549	1,674	74,118	5,741	1,183
Total Proved	46,134	2,155	815	36,765	1,845	591
Total Probable	138,854	8,704	2,489	110,883	7,585	1,774
Total Proved Plus Probable						

Net Present Value of Future Net Revenue of Company Interest Oil and Gas Reserves - Forecast Prices and Costs

	Before Income Tax Discounted Present Value (M$)						
Entity Description	0%	5%	8%	10%	12%	15%	20%
Proved Producing	447,726	378,185	348,521	331,974	317,413	298,523	272,901
Proved Developed Nonproducing	186,948	116,410	96,731	87,497	80,186	71,642	61,423
Proved Undeveloped	33,592	24,550	21,121	19,275	17,683	15,657	12,980
Total Proved	668,267	519,145	466,373	438,746	415,283	385,823	347,303
Total Probable	276,344	174,163	142,461	127,077	114,711	100,117	82,619
Total Proved Plus Probable	944,611	693,308	608,834	565,823	529,993	485,940	429,922

Note: Numbers may not add due to rounding

Pricing Assumptions - Forecast Prices and Costs

GLJ employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating the above reserves data using forecast prices and costs.

Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)	Foreign Exchange ($US/$Cdn)
2006	57.00	66.25	10.60	0.85
2007	55.00	64.00	9.25	0.85
2008	51.00	59.25	8.00	0.85
2009	48.00	55.75	7.50	0.85
2010	46.50	54.00	7.20	0.85
2011	45.00	52.25	6.90	0.85
2012	45.00	52.25	6.90	0.85
2013	46.00	53.25	7.05	0.85
2014	46.75	54.25	7.20	0.85
2015	47.75	55.50	7.40	0.85
2016	48.75	56.50	7.55	0.85
Escalate thereafter at	+2.0%/year	+2.0%/year	+2.0%/year	0.85

Reconciliation of Company Interest Reserves - December 31, 2004 to December 31, 2005

The Trust was organized pursuant to a part of the plan of arrangement under the *Business Corporations Act* (Alberta) completed on July 7, 2005 (the "Arrangement"). As part of the Arrangement, Thunder Energy Inc. ("Old Thunder") amalgamated with Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to create a wholly-owned subsidiary of the Trust that, directly and indirectly, holds all of the Trust's oil and natural gas assets. Also as part of the Arrangement, certain assets formerly held by Old Thunder, Mustang and Forte were transferred to one of three new exploration companies, being Ember Resources Inc. ("Ember"), Alberta Clipper Energy Inc. ("Alberta Clipper") and Valiant Energy Inc. ("Valiant").

The following tables set forth a reconciliation in the Trust's company interest reserves at December 31, 2005, derived from the evaluation prepared by GLJ using forecast prices and costs, reconciled to the reserves of Old Thunder at December 31, 2004. The reserves attributable to oil and gas properties acquired from Mustang and Forte pursuant to the Arrangement by means of the amalgamation of those corporations with Old Thunder are noted as "Acquisitions" in the tables below. The reserves attributable to oil and gas properties transferred to Alberta Clipper, Ember and Valiant pursuant to the Arrangement are noted as "Dispositions" in the tables below. Any changes relating to Mustang and Forte are included in the Acquisition category. Stated production is from Old Thunder from January 1 to July 6, 2005, and Thunder Energy Trust from July 7 to December 31, 2005.

	Proved Producing	Total Proved	Total Proved Plus Probable
Oil (Mstb):			
Opening Balance:	2,579.0	2,869.0	3,656.0
Exploration Discoveries:	0.0	0.0	0.0
Drilling Extensions:	207.6	211.8	369.7
Improved Recovery	0.0	58.2	121.2
Technical Revisions:	-377.6	-565.6	-854.2
Acquisition:	4,299.4	4,902.3	6,342.7
Disposition:	-10.0	-24.0	-29.0
Production:	-902.4	-902.4	-902.4
Closing Balance:	**5,796.0**	**6,549.3**	**8,704.0**
Marketable Gas (Bcf):			
Opening Balance:	67.5	126.8	183.9
Exploration Discoveries:	0.0	0.0	0.0
Drilling Extensions:	2.7	2.7	3.7
Improved Recovery:	0.5	0.2	0.4
Technical Revisions:	-6.8	-24.9	-35.6
Acquisition:	13.8	18.0	23.6
Disposition:	-7.2	-15.2	-22.3
Production:	-14.9	-14.9	-14.9
Closing Balance:	**55.5**	**92.7**	**138.9**
Natural Gas Liquids (Mbbl):			
Opening Balance:	324.0	1,622.0	2,254.0
Exploration Discoveries:	0.0	0.0	0.0
Drilling Extensions:	45.6	47.6	68.8
Improved Recovery:	2.4	7.2	12.5
Technical Revisions:	21.1	-385.0	-386.1
Acquisition:	395.3	565.6	769.1
Disposition:	-70.0	-96.0	-142.0
Production:	-87.7	-87.7	-87.7
Closing Balance:	**630.7**	**1,673.7**	**2,488.6**

	Proved Producing	Total Proved	Total Proved Plus Probable
Oil Equivalent (MMbbl):			
Opening Balance:	14.15	25.62	36.55
Exploration Discoveries:	0.00	0.00	0.00
Drilling Extensions:	0.70	0.72	1.06
Improved Recovery:	0.09	0.10	0.20
Technical Revisions:	-1.50	-5.11	-7.17
Acquisition:	7.00	8.47	11.05
Disposition:	-1.29	-2.65	-3.88
Production:	-3.47	-3.47	-3.47
Closing Balance:	**15.67**	**23.68**	**34.34**

Reconciliation of Company Interest Reserves - March 31, 2005 to December 31, 2005

The following tables set forth a reconciliation in the Trust's company interest reserves at December 31, 2005, derived from the evaluation prepared by GLJ using forecast prices and cost estimates, reconciled to the reserves as at March 31, 2005 attributable to the oil and gas properties of Thunder, Mustang and Forte that were acquired by the Trust as a result of the Arrangement. The reserves as at March 31, 2005 were based on evaluations of the applicable properties with effective dates of December 31, 2004 and, in the case of reserves attributable to wells drilled in the first three months of 2005, March 31 2005. These evaluations were mechanically updated to account for production from the original effective dates of the evaluations to March 31, 2005 and to give effect to pricing assumptions as at March 31, 2005. Further details concerning these evaluations are provided at Appendix "N" in the joint information circular of Old Thunder, Mustang and Forte dated June 6, 2005 relating to the Arrangement. The circular can be viewed on SEDAR under the Trust's profile at www.sedar.com. The reconciliation provided below is not required under NI 51-101, but has been provided by the Trust for the purpose of providing readers information concerning the continuity of the reserves of the Trust as at December 31, 2005 compared to those provided for in the information circular.

The tables below have been prepared assuming that the Trust held all of the properties it acquired under the Arrangement as of March 31, 2005. Revisions to prior estimates stated below relate to the differences in reserve estimates other than drilling, extensions and improved recovery. These revisions relate to the reserves reported for all parties to the Arrangement, Old Thunder, Mustang and Forte versus those reported by the Trust at December 31, 2005 after adjustment for production between prior disclosure, acquisition closing and year-end reporting dates.

	Proved Producing	Total Proved	Total Proved Plus Probable
Oil (Mbbls):			
Opening Balance:	6,546.0	7,509.0	10,866.0
Drilling ext. and improved recovery:	207.6	270.0	490.9
Revisions to prior estimates:	81.0	(191.1)	(1,614.3)
Production:	(1,038.6)	(1,038.6)	(1,038.6)
Closing Balance:	**5,796.0**	**6,549.3**	**8,704.0**
Natural Gas (Bcf):			
Opening Balance:	80.7	137.6	196.5
Drilling ext. and improved recovery:	3.2	2.9	4.1
Revisions to prior estimates:	(16.5)	(35.9)	(49.8)
Production:	(11.9)	(11.9)	(11.9)
Closing Balance:	**55.5**	**92.7**	**138.9**

	Proved Producing	Total Proved	Total Proved Plus Probable
NGLs (Mbbls):			
Opening Balance:	631.0	1,978.0	2,742.0
Drilling ext. and improved recovery:	48.0	54.8	81.3
Revisions to prior estimates:	86.5	(224.3)	(199.9)
Production:	(134.8)	(134.8)	(134.8)
Closing Balance:	**630.7**	**1,673.7**	**2,488.6**
Mboes:			
Opening Balance:	20,627	32,420	46,358
Drilling ext. and improved recovery:	789	800	1,256
Revisions to prior estimates:	(2,583)	(6,387)	(10,114)
Production:	(3,157)	(3,157)	(3,157)
Closing Balance:	**15,676**	**23,676**	**34,343**

Net Asset Value

The following table sets forth the Trust's calculation of its net asset value as at December 31, 2005.

($Millions, except per unit data)

Discount Rate	**5%**	**8%**	**10%**
Reserves			
Proven	$ 519.1	$ 466.4	$ 438.7
Probable	174.2	142.5	127.1
Total	693.3	608.9	565.8
Undeveloped Land(1)	32.6	32.6	32.6
Estimated Net Debt	(155.0)	(155.0)	(155.0)
NAV - Basic and diluted	$ 570.9	$ 486.5	$ 443.4
Per unit(2)			
Basic	$ 12.38	$ 10.55	$ 9.62
Diluted	12.28	10.46	9.54

(1) Undeveloped land valued at $200 per acre.
(2) Based on 43.9 million outstanding trust units and 2.2 million outstanding exchangeable shares as at December 31, 2005.

Distributions

Distributions declared for Q-4 were $0.45/unit ($0.15/unit per month). Based on Thunder's unit price of $10.74 this represents an annualized yield of 16.8%.

Operational Update and Q-4 2005 Drilling activity

A total of 48 wells (31.8 net) were drilled in Q-4 2005. Drilling resulted in 23 gas wells (19.3 net), seven oil wells (2.2 net) and 18 dry holes (10.3 net) for an overall net success rate of 68%. Estimated

capital spending in the fourth quarter totaled $24.5 million. At year-end 2005, the undeveloped land inventory was 163,169 net acres.

Central Alberta
Thirty-seven wells (27.8 net) were drilled in the fourth quarter in Central Alberta resulting in 18 gas wells (17.1 net), two oil wells (1.0 net) and 17 dry and abandoned (D&A) wells (9.8 net) wells, for an overall success of 65%.

Fenn Big Valley: Most of the wells drilled in Central Alberta were at Fenn-Big Valley as part of a strategic alliance with Ember Resources Inc. (Ember), which has reduced Thunder's capital exposure on Belly River targets by approximately 35%. Under the alliance, a joint drilling effort targets Thunder's 100% owned conventional Belly River sand potential and Ember's 100% owned CBM resource in a single well bore. This cost sharing enhances the economics of the Belly River development program in the Fenn Area.

Drill and casing costs to the base of the Belly River sands are shared 60% Thunder, 40% Ember. Thunder pays approximately 40% of major facility costs and 100% of Belly River completion costs; Ember pays 100% of the coal bed methane completion costs. Thunder drilled 29 wells (23.8 net) in Q-4 2005 at Fenn, which resulted in 16 gas wells (16 net) and 13 D&A (7.8 net). Initial tested capacity from this program exceeds 2,000 (2,000 net) boe/d, which is far in excess of forecast volumes. Included in Thunder's current "behind pipe" estimates are initial production rates from Fenn at 700 boe/d. Facility expansion alternatives, as may be required, to increase take-away capacity at Thunder controlled infrastructure are being reviewed. Approximately 190 (190 net) boe/day are scheduled to come on-stream by the end of February 2006.

Of the 73 (58.8 net) wells planned in Central Alberta for 2006, 30 wells (30 net) are planned at Fenn-Big Valley under the strategic well bore sharing arrangement.

Manola: The Trust drilled four wells (2.0 net) consisting of one gas (0.5 net) and three dry holes (1.5 net). The successful gas well is currently flowing at 425 (net 212) mcfd from the Belly River. Recent reserve revisions resulted in a more cautious approach to the 2006 drill program at Manola. A 3-D seismic program has been shot and is currently being evaluated to high grade the drilling opportunities in this area.

Other Central Alberta areas: Two non-operated infill wells (1.0 net) were drilled at Redwater and are on production. At Rosalind, one well (0.5 net) was dry, and one well (0.5 net) was also dry at Matziwin.

West Alberta
Six wells (1.5 net) were drilled consisting of four oil wells (1.1 net) and two (0.5 net) successful Edmonton sands gas wells. The oil wells consist of one (0. 5 net) development well into the Leduc A pool and three (0.6) non-operated Cardium wells. Not included in drilling results, is one well in which Thunder has taken over from another operator, which will be completed in a Glauconite gas horizon. Success rate in West Alberta was 100%.

NE BC-Laprise
Thunder drilled three (2.25 net) gas wells at Laprise in the fourth quarter. The first well was drilled as an extension to the southeast portion of Laprise proper, and tested gas at 2,000 (net 1,500) mcfd. However water rates of approximately 300 bbls/mmcf have prohibited this well from being tied in until adequate disposal is procured. Therefore, this well is not included in our "behind pipe" estimates. The second well was successfully drilled as a southwest extension of Laprise proper, and is currently producing at 850 (net 640) mcfd. A third well drilled in Laprise north, a few miles from the main pool, has successfully proved up additional reserve potential as indicated by Thunder's extensive 3-D seismic. This well began producing January 2006 at 950 (net 710) mcfd. The northern lands in Laprise are largely un-drilled and, to more fully exploit this area, two (1.5 net) additional locations are planned in Thunder's 2006 budget.

Alberta North
One non-operated oil well (0.1 net) was drilled at Senex, and is currently producing approximately 150 (15 net) bbls/day.

Other-Miscellaneous
One (0.1 net) non-operated gas well was drilled in the Knappen area of Alberta. Production is scheduled for March 2006, with anticipated rate of 140 boe/day (12 net).

Foothills-Whiskey Creek
Piping modifications at Imperial Oil's Quirk Creek gas plant have allowed for temporary access to plant compression, thereby lowering flow pressures at the Thunder-operated wells. This, coupled with a recent well work-over will allow for additional production by late February, thereby increasing Whiskey flow rates by approximately 180 (108 net) boe/day, to an estimated 450 (245 net) boe/day. A third well is awaiting well site production facility approval. Plans are currently underway to optimize area production via installation of Thunder owned permanent compression at the plant.

Summary

The following operational accomplishments highlight advances Thunder has made since inception of the Trust:

- Integrated three Exploration and Development companies.
- Successfully filled senior management, technical and support positions in a challenging human resource environment.
- Executed a drilling program of 71 (46.3 net) wells in H-2 2005 with a net success rate of 72%.
- Expanded location inventory to nearly 2 years worth of drilling with over 200 (approximately 150 net) locations.
- Cultivated over 75 exploitation opportunities.
- Expanded behind pipe net volumes to over 1200 boe/day.
- Developed a thorough understanding of our Foothills property and go-forward strategy.
- Conducted a well-by-well analysis of the entire asset base.
- Implemented robust forecasting and tracking tools.
- Developed a clear business plan and strategy for the future.

"Our overall goal is to provide long-term sustainable distributions through stability of production and cash flow management. Less than 20% of our development inventory currently resides in the year-end independent reserve report. Year-end reserve adjustments were necessary, and are to a large degree associated with the production shortfall the Trust experienced in Q-4 2005. In my view, these are however offset by our expanding opportunities. Our two-year business plan is intact. The Trust's goals can be maintained given the quality and size of our drillable inventory and exploitation opportunities. Our reserve life index remains comparable relative to our peer group, and Thunder is now positioned to deliver consistent production targets", said Stuart Keck, President & CEO.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means barrel oil equivalent per day.

In this press release: (i) mmboe means million boe; (ii) boe/d or boepd means boe per day; (iii) bbls/d means barrels per day; (iv) mcf means thousand cubic feet; (v) mmcf means million cubic feet; (vi) mcf/d or mcfd means thousand cubic feet per day; and (vii) mmcf/d or mmcfd means million cubic feet per day.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

THUNDER ENERGY TRUST
MANAGEMENT'S DISCUSSION AND ANALYSIS
DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is management's analysis of Thunder Energy Trust's ("Thunder" or the "Trust") operating and financial data for 2005 and prior years, as well as estimates of future operating and financial performance based on information currently available. It should be read in conjunction with the audited consolidated financial statements and notes for the years ended December 31, 2005, 2004 and 2003. These financial statements and additional information about the Trust are available on SEDAR at www.sedar.com. **Due to the conversion into an energy trust, certain information included in the Management Discussion and Analysis ("MD&A") for prior periods may not be directly comparable.** The MD&A was prepared as of March 6, 2006.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is the Canadian dollar.

Non-GAAP Measurements

Management uses funds from operations (before changes in non-cash working capital and settlement of asset retirement obligations) to analyze operating performance and leverage. The term distributable cash is also used to present the amount of cash that the Trust distributes to unitholders. Neither distributable cash nor funds from operations presented have any standardized meaning prescribed by GAAP; therefore, it may not be comparable with the calculation of similar measures for other entities. Distributable cash and funds from operations as presented are not intended as an alternative to, or to be more meaningful than, GAAP performance measures such as net income. The reconciliation between net income and funds from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit. Distributable cash is calculated using funds from operations less funds withheld for capital expenditures. The Trust considers funds from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt, and to fund future capital investments. Both distributable cash and funds from operations are used by research analysts to value and compare oil and gas trusts and are frequently included in published research when providing investment recommendations.

Management uses certain industry benchmarks such as operating netback, return on capital employed, and payout ratio to analyze financial and operating performance. These benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Return on capital employed is calculated as net income (loss) divided by the average of opening and closing long-term liabilities and unitholders' equity. The payout ratio is calculated using distributions divided by the funds from operations in the period.

BOE Presentation

The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The boe conversion ratio used by the Trust of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

The term "units" has been used to identify both trust units issued on or after July 7, 2005 as well as common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

Forward-Looking Statements

Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. Forward-looking statements included in the MD&A concern such matters as expected royalty rates expected operating costs, expected general and administrative expenses and anticipated sources of funding for capital expenditures and distributions. As well, all estimates and statements that describe the Trust's objectives, goals or future plans are forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, undue reliance should not be placed on them because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand for, and commodity prices of crude oil and natural gas, legislative, environmental and other regulatory or political changes, competition in areas where the Trust operates and other factors discussed in this MD&A under the headings "Critical Accounting Estimates" and "Risk and Uncertainties".

The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Financial Results

($000s, except per unit amounts)	**2005**	2004	2003
Petroleum and natural gas sales	195,778	116,409	102,201
Funds from operations	110,391	65,772	57,744
Per unit - basic	2.47	2.98	3.68
Per unit - diluted	2.46	2.91	3.54
Net income (loss)	(9,851)	16,768	24,049
Per unit - basic	(0.22)	0.76	1.53
Per unit - diluted	(0.22)	0.74	1.47
Capital expenditures	88,394	95,039	70,969
Net debt including working capital deficiency and capital lease obligations	153,876	107,437	82,956
Total assets	817,390	480,392	240,884

Corporate Strategy

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving trust units in the new oil and natural gas energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coal bed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust. Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:
- (a) 0.5 trust units or exchangeable shares
- (b) 0.3333 common shares of Clipper
- (c) 0.3333 common shares of Ember

For each Mustang common share owned:
- (a) 0.55 trust units or exchangeable shares
- (b) 0.3666 common shares of Clipper
- (c) 0.0833 common share of Ember

For each Forte common share owned:
- (a) 0.175 trust units or exchangeable shares
- (b) 0.3333 common shares of Valiant

External costs related to the reorganization of $8.7 million have been included as a capital cost. Internal costs including $3.3 million in retention and severance and $5.4 million of

stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those companies prior to the transaction date.

The financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The financial statements for the year ended December 31, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1, 2005 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7, 2005 to December 31, 2005.

Petroleum and Natural Gas Sales

Oil and gas revenues increased 68% to $195.8 million for the year ended December 31, 2005 compared with the same period in 2004 due to the acquisitions of Mustang and Forte and strong commodity pricing. Natural gas prices averaged 33% higher than in 2004, while average oil and NGL pricing jumped 53%. Increased revenues reflect 107% growth in oil and NGL volumes and 4% growth in natural gas volumes.

The table below calculates revenue and segregates transportation costs.

Petroleum and Natural Gas Sales *($000s)*	**2005**	2004	2003
Natural gas	**131,742**	95,651	82,729
Crude oil and NGL	**64,036**	20,758	19,472
Gross revenue	**195,778**	116,409	102,201
Transportation expenses	**(6,383)**	(4,225)	(4,011)
Net revenue	**189,395**	112,184	98,190

Sales Variance Analysis *($000s, net of transportation expenses)*	**2005**	2004	2003
Natural gas sales			
Volume increase	**3,210**	9,972	5,083
Price increase	**31,767**	2,809	29,729
Net natural gas sales change	**34,977**	12,781	34,812
Crude oil and NGL sales			
Volume increase (decrease)	**20,789**	(2,589)	(1,605)
Price increase	**21,445**	3,802	1,145
Net crude oil and NGL sales change	**42,234**	1,213	(460)
Combined sales change	**77,211**	13,994	34,352

Production	**2005**	2004	2003
Natural gas *(mcf/d)*	**40,349**	38,887	34,590
Crude oil and NGL *(bbls/d)*	**2,706**	1,309	1,522
Total *(boe/d)*	**9,431**	7,790	7,288
Percentage gas *(%)*	***71**	83	79

*In 2006 gas production is forecast to be approximately 63% of total production.

Marketing

The Trust markets its natural gas in the Alberta spot market and through aggregators, which sell to major markets in Canada and the United States. Aggregator prices are based on a combination of term and spot markets. Crude oil and NGL are sold on a spot basis at various delivery points in Alberta. Prices received for crude oil and NGL are determined by the quality of the crude compared to a benchmark price for light sweet oil. The Trust's current composite crude oil is a medium blend averaging approximately 33° API; whereas, the Edmonton light price is 40° API.

The Trust markets the majority of gas sales to the higher value Alberta spot market. In 2005, 83% (2004 - 72%; 2003 - 60%) of natural gas sales were to the Alberta spot markets. The Trust's average price for crude and NGL was discounted to the Edmonton light posted price by $6.16/bbl (2004 $11.68/bbl; 2003 - $10.25/bbl). The quality of the Trust's crude was 33° API in 2005 up from 25° API in 2004 and 2003.

Commodity prices received by the Trust are based on the respective reference prices for both crude oil and natural gas adjusted for transportation and quality differentials, as applicable, and foreign exchange. For the year, the Trust's average crude and NGL price at the wellhead was up 53% from 2004 and the average natural gas price increased 33%.

Average Commodity Prices	**2005**	2004	2003
Natural gas *($/mcf)*			
NYMEX *($US/mmbtu)*	8.58	6.18	5.49
AECO *($/mmbtu)*	8.77	6.55	6.70
Trust price before transportation	**8.94**	6.70	6.53
Transportation	(0.28)	(0.21)	(0.22)
Trust price at the wellhead	**8.66**	6.49	6.31
Crude oil and NGL *($/bbl)*			
WTI *($US/bbl)*	56.56	41.40	31.04
Edmonton posted	68.72	52.54	43.14
Trust price before transportation	**64.82**	43.34	35.04
Transportation	(2.26)	(2.48)	(2.15)
Trust price at the wellhead	**62.56**	40.86	32.89
Cdn/US $ average exchange rate	**1.208**	1.299	1.401

Transportation expenses increased 51% to $6.4 million. These amounts relate to the cost of transporting natural gas on the main natural gas pipelines and for oil trucking charges. Natural gas transportation increased due to the amalgamation with Mustang and Forte and an increased presence in northeast British Columbia and northern Alberta. For oil and NGL, transportation costs were down 9% to $2.26 per boe.

Royalties for the year ended December 31, 2005 were up 62% due to the amalgamation with Mustang and Forte. Royalties as a percentage of revenue net of transportation were 4% lower than the prior year due to a one-time 2004 gas cost allowance refund received in the second quarter of 2005. The Trust expects royalties to continue around 21% of revenue given current commodity pricing and production.

Royalties *($000s)*	**2005**	2004	2003
Crown	**26,278**	17,607	18,747
Freehold and other	**8,118**	3,815	3,304
Total gross royalties	**34,396**	21,422	22,051
ARTC	**(491)**	(500)	(444)
Net royalties	**33,905**	20,922	21,607

Royalty Rates *(as a % of revenue, net of transportation expenses)*	**2005**	2004	2003
Crown	**13.9**	15.7	19.1
Freehold and other	**4.3**	3.4	3.4
Total gross royalties	**18.2**	19.1	22.5
ARTC	**(0.3)**	(0.5)	(0.5)
Net royalties	**17.9**	18.6	22.0

Operating costs for the year ended December 31, 2005 increased 27% to $8.63/boe. The Trust's operating costs are a reflection of high costs across the industry and the Trust's increased presence in northeast British Columbia and northern Alberta which tend to have higher operating costs. The Trust averaged $9.09/boe for the second half of 2005 and expects operating costs of approximately $9.25/boe in 2006.

Operating Costs	**2005**	2004	2003
Operating costs *($000s)*	**29,704**	19,299	14,480
Per boe *($)*	**8.63**	6.77	5.44

Gross ***general and administrative expenses (G&A)*** increased 5% on a per boe basis in comparison to 2004. The increase is due to higher staffing levels with the increased size of the Trust's operations. In addition, one-time retention and severance cost of $3.3 million related to the Plan of Arrangement. On a per boe basis, year-to-date net G&A was $1.51 per boe before the non-recurring costs. Taking the foregoing into account, the normalized go-forward rate for net G&A is expected to be approximately $1.80 per boe.

G&A Expenses *($000s)*	**2005**	2004	2003
Gross G&A expenses	**9,926**	7,849	4,615
Capitalized G&A	**(1,619)**	(1,794)	(1,026)
Recoveries from joint operations			
Capital	**(1,627)**	(2,323)	(1,273)
Operating	**(1,463)**	(1,262)	(1,093)
Net G&A expenses	**5,217**	2,470	1,223
Non-recurring retention and severance	**3,300**	-	-
Net G&A & non-recurring expense	**8,517**	2,470	1,223
Per boe *($)*			
Gross G&A expenses	**2.88**	2.75	1.74
Capitalized G&A	**(0.47)**	(0.63)	(0.39)
Recoveries from joint operations			
Capital	**(0.47)**	(0.81)	(0.48)
Operating	**(0.43)**	(0.44)	(0.41)
Net G&A expenses	**1.51**	0.87	0.46
Non-recurring retention and severance	**0.96**	-	-
Net G&A & non-recurring expense	**2.47**	0.87	0.46

Effective July 1, 2005, the Trust changed its accounting policy for G&A expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheet *($000s)*	As at December 31, 2004
Property and equipment	4,160
Future income tax liability	1,722
Accumulated earnings	2,438

Income Statement *($000s, except per unit data)*	Year Ended December 31, 2004
G&A expenses	(1,794)
Depletion, depreciation, and accretion	418
Future tax expense	536
Net income impact	840
Net income per unit - basic	$ 0.04
Net income per unit - diluted	$ 0.04

Interest expense rose 73% compared to 2004 due to higher bank debt due to the assumption of debt from Mustang and Forte along with interest from Thunder Energy's flow-through share offering in 2004.

Interest Expense *($000s, except where noted)*	**2005**	2004	2003
Interest expense	**5,357**	3,094	2,740
Average revolving bank debt outstanding	**121,047**	80,020	67,166
Effective annualized interest rate for the Period *(%)*	**4.4**	3.9	4.1

Depletion, depreciation and accretion (DD&A) expenses increased $8.96 per boe to $21.80 per boe in comparison to 2004 excluding the effect of an impairment charge taken at December 31, 2005. The increase to $75.1 million from $36.6 million in 2004 was due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets. In addition, the DD&A rate increased due to a reduction in proven reserves of 5.1 million boe at December 31, 2005. Accretion and DD&A expense on the asset retirement obligation increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter. Prior period DD&A has been restated to reflect the Trust's change in accounting policy for capitalized G&A expenses previously discussed.

DD&A Expense *($000s, except where noted)*	**2005**	2004	2003
Oil and gas depletion	**63,074**	28,065	17,364
Oil and gas depreciation	**8,402**	7,699	4,911
Other depreciation	**1,829**	(99)	243
Accretion	**1,753**	953	702
Total	**75,058**	36,618	23,220
DD&A Rate *($/boe)*	**21.80**	12.84	8.73

Write-down of Oil and Gas Assets

The carrying value of the Trust's petroleum and natural gas property and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas property and equipment was in excess of the amount calculated under the ceiling test. Accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as of December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

Unitholders'/Shareholders' Capital

At December 31, 2005 there was a significant increase to unitholders'/shareholders' capital due to the amalgamation with Mustang and Forte, net of the allocation to Ember and Clipper, along with the exercise of stock options of the former Thunder Energy.

The Trust has as a distribution reinvestment program whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for an increase in unitholders'/shareholders' capital of $2.1 million.

At December 31, 2005 there were 44.0 million Trust units and 2.2 million exchangeable shares outstanding.

Trust Units	Number of Units *(000s)*	*($000s)*
Balance December 31, 2004	-	-
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition	6,475	99,288
Issued on Mustang acquisition	9,607	123,810
Reduction of capital, Ember conveyance	-	(19,893)
Reduction of capital, Clipper conveyance	-	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	-	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	-	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	**43,967**	**385,960**

Exchangeable Shares	Number of units *(000s)*	*($000s)*
Balance December 31, 2004	-	-
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	**2,188**	**25,381**

Common Shares of Thunder Energy Inc.	Number of shares *(000s)*	*($000s)*
Balance December 31, 2003	31,562	41,081
Issued for cash on exercise of stock options	1,001	3,091
Issued on Impact acquisition	18,100	135,835
Share issue costs, net of tax of $68	-	(101)
Flow-through shares issued for cash	1,000	10,000
Share issue costs, net of tax of $212	-	(333)
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation on options	-	18
Tax effect of flow-through shares	-	(3,375)
Effect of exchange ratios	(8,088)	-
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	-	-

Unit-based compensation expense increased 241% to $8.6 million in 2005. In the third quarter of 2005, $5.4 million of stock-based compensation related to the exercise of options vested on July 7, 2005 was recognized. An additional $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million). The amounts allocated were based on the relative reserve values of the proved and probable oil and natural gas reserves at March 31, 2005 (discounted at 10%) as determined by independent reserve engineers.

Provision for Income Taxes

The Trust is a taxable entity under the Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to unitholders, the distributions will reduce the Trust's future income tax expense.

Tax Pools *($000s)*	**2005**
Canadian oil and gas property expenses (COGPE)	-
Canadian development expenses (CDE)	99,612
Canadian exploration expense (CEE)	49,065
Undepreciated capital costs (UCC)	81,809
Non-capital tax loss carryforwards	52,881
Unit/share issue costs	5,083
Total	**288,450**

Funds from operations increased 68% for the year ended December 31, 2005 over the same periods in 2004 reflecting higher commodity prices and the increase in production due to the amalgamation with Mustang and Forte.

Funds from Operations	**2005**	2004	2003
Funds from operations *($000s)*	**110,391**	65,772	57,744
Per unit - basic *($)*	**2.47**	2.98	3.68
Per unit - diluted *($)*	**2.46**	2.91	3.54
Funds from operations per boe *($)*	**32.07**	23.07	21.71
Funds from operations as a percentage of gross sales *(%)*	**56.4**	56.5	56.5

Net Income (Loss)	**2005**	2004	2003
Net income (loss) *($000s)*	**(9,851)**	16,768	24,049
Per unit - basic *($)*	**(0.22)**	0.76	1.53
Per unit - diluted *($)*	**(0.22)**	0.74	1.47
Net income (loss) per boe produced *($)*	**(2.86)**	5.88	9.04
Return (loss) on unitholders'/shareholders' equity *(%)*	**(2.8)**	9.3	27.4
Return (loss) on capital employed *(%)*	**(1.9)**	6.4	17.4

Netback Analysis	Gas ($/mcf)			Crude Oil and NGL ($/bbl)		
	2005	2004	2003	**2005**	2004	2003
Selling price (net of transportation)	**8.66**	6.49	6.31	**62.57**	40.86	32.89
Royalties (net of ARTC)	**1.55**	1.34	1.33	**12.99**	3.89	3.85
Production expenses	**1.48**	1.10	0.97	**7.97**	7.71	3.80
Operating netback	**5.63**	4.05	4.01	**41.61**	29.26	25.24

Netback Analysis	Barrels of Oil Equivalent ($/boe)		
	2005	2004	2003
Selling price (net of transportation)	**56.87**	39.35	36.91
Royalties (net of ARTC)	**9.85**	7.34	8.12
Production expenses	**8.63**	6.77	5.44
Operating netback	**38.39**	25.24	23.35
General and administrative expenses	**2.47**[1]	0.87	0.46
Interest expense	**1.56**	1.09	1.03
Large corporation tax expense	**0.44**	0.21	0.15
Cash flow netback from operations	**33.92**	23.07	21.71
Unit/stock-based compensation expense	**2.49**	0.88	0.17
Depletion, depreciation and accretion	**21.80**	12.84	8.73
Future tax expense (recovery)	**(5.71)**	3.46	3.76
Net income (loss) before write-down of property and equipment	**15.34**	5.89	9.05
Write-down of property and equipment	**16.34**	-	-
Net income (loss) after write-down of property and equipment	**(1.00)**	5.89	9.05

[1]Includes $0.96 per boe related to non-recurring expenses.

The total gas operating netback increased 39% due to increased gas production and strong gas prices, which more than offset the increase in operating costs.

The total crude oil and NGL netback increased due to the significant increase in price and higher volumes due to the amalgamation with Forte and Mustang. The increase in prices more than offset in the increase in operating costs resulting in a 42% increase in operating netbacks.

Capital expenditures for the year aggregated $88.4 million. Drilling, completion, equipping and tie-in costs totalled $71.0 million for the drilling of 56 gas wells (42.9 net), 17 oil wells (10.2 net) and 24 dry holes (14.0 net). The Trust had an overall drilling success ratio of 75%.

At December 31, 2005, costs of $16.3 million (2004 - $46.3 million) related to unproven properties have been excluded from the full cost pool. In 2004 costs associated with coal bed methane pilot projects were excluded from the full cost pool. These properties were transferred to Ember as part of the Arrangement.

Capital Expenditures Summary *($000s)*	**2005**	2004	2003
Land and rentals	**3,682**	9,138	6,578
Seismic	**4,876**	5,988	2,385
Drilling and completions	**51,750**	58,427	43,345
Well equipping and tie-in	**19,264**	13,483	9,991
Facilities and gas gathering	**6,503**	6,067	7,022
Other, including capitalized G&A	**2,319**	1,936	1,648
Total capital expenditures	**88,394**	95,039	70,969
Wells drilled gross (net)	**97(67.1)**	117(108.3)	111(101.2)

Liquidity and Capital Resources

Total Capitalization *($000s)*	**2005**	2004	2003
Working capital deficiency, excluding revolving bank loan	**17,517**	24,447	8,470
Revolving loan	**136,359**	82,896	74,348
Capital lease obligation	**-**	94	138
Future income taxes	**146,876**	68,656	36,838
Asset retirement obligation	**24,774**	13,417	10,352
Market value of Trust units at year-end	**553,865**	387,472	263,589
Total	**879,391**	576,982	393,735

Asset Retirement Obligations

The Trust accrues its asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

Asset Retirement Obligations *($000s)*	**2005**	2004
Balance, beginning of year	**13,417**	10,352
Liabilities incurred in the year	**1,758**	2,271
Forte acquisition	**7,596**	-
Mustang acquisition	**5,019**	-
Revisions	**(135)**	-
Liabilities released to Ember and Clipper	**(3,328)**	-
Liabilities settled in the year	**(1,306)**	(159)
Accretion expense	**1,753**	953
Balance, end of year	**24,774**	13,417

Liquidity

For the year ended December 31, 2005, capital expenditures of $88.4 million, the settlement of asset retirement obligations of $1.3 million, cash distributions paid to unitholders of $30.1 million and an increase in working capital deficit from the acquisition of Mustang and Forte of $51.9 million were funded by funds from operations of $110.4 million, $11.4 million in proceeds from the issuance of Trust units and exchangeable shares resulting from the exercise

of stock options and the distribution reinvestment program, and an increase of $49.9 million in net debt including working capital.

The Trust plans to fund capital expenditures and unitholder distributions from internally generated cash flows and proceeds of the distribution reinvestment program and will monitor its capital activity in relation to commodity price volatility. If necessary, additional funds for capital activity may be raised through the issuance of new equity or debt or a combination of both.

On July 7, 2005, in conjunction with the Plan of Arrangement, the Trust entered into a new credit facility with a syndicate of chartered banks consisting of a $145 million revolving term credit facility and a $15 million operating credit facility. The credit facility is available on a revolving basis and is subject to extension annually with the agreement of the lenders. The regular current annual review is scheduled for April 30, 2006. The credit facilities are collateralized by the Trust's assets and are subject to semi-annual review at which time the lenders may re-determine the borrowing base.

Corporate Restructuring

On July 7, 2005, and in accordance with the Plan of Arrangement announced on May 3, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust, the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 Trust units for each Mustang share resulting in 9.6 million Trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $161.2 million before the $24.5 million reduction for the conveyance of certain Mustang assets and liabilities to Clipper. The results of Mustang have been included in the consolidated financial statements commencing on the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

Mustang Net Assets Acquired *($000s)*	
Current assets	10,523
Property and equipment	200,683
Goodwill	38,500
Current liabilities	(12,040)
Bank indebtedness	(26,188)
Asset retirement obligations	(5,019)
Future income tax liability	(45,259)
	161,200
Value of units and exchangeable shares of Trust issued	**161,200**

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6.5 million trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $113.5 million, net of the $35.1 million reduction for the conveyance of certain Forte assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the consolidated financial statements commencing on the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

Forte Net Assets Acquired *($000s)*	
Current assets	13,577
Property and equipment	155,588
Goodwill	24,344
Current liabilities	(14,280)
Bank indebtedness	(23,540)
Asset retirement obligations	(7,596)
Future income tax liability	(34,590)
	113,503
Value of units and exchangeable shares of Trust issued	**113,503**

In conjunction with the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at the Thunder Energy carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was fair market value. As part of the Arrangement, both Ember and Clipper paid $5.0 million to the Trust, which is accounted for as a reduction in capital in each entity.

The values transferred to Ember were as follows:

Ember Net Assets Transferred *($000s)*	
Property and equipment	16,431
Future income tax asset	9,949
Asset retirement obligations	(1,487)
Total assets transferred	24,893
Cash paid	5,000
Net assets transferred and reduction in capital	**19,893**

The values transferred to Clipper were as follows:

Clipper Net Assets Transferred *($000s)*	
Property and equipment	53,388
Future income tax asset	7,041
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	57,588
Cash paid	5,000
Net assets transferred and reduction in capital	**52,588**

Acquisition of Impact

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated based upon the Thunder Energy share price at the time the acquisition was announced. Thunder Energy issued 18.1 million common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

Net Assets Acquired *($000s)*	
Current assets, including cash of $14	2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(4,837)
Bank indebtedness	(4,075)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	136,951
Value of Thunder Energy common shares issued	135,835
Transaction costs	1,116
Total consideration	136,951

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. Since the inception of the Trust, in early July, 52% of funds from operations were distributed. Exchangeable shares are convertible

into trust units of the Trust based on the Exchange Ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash of the Trust is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

Distributable Cash *($000s, except per unit amounts)*	**2005**
Funds from operations	**110,391**
Cash withheld to fund capital expenditures	**73,717**
Cash distributions payable	**6,595**
Cash distributions paid	**30,079**
Total distributions, including amounts reinvested under the distribution reinvestment program	**38,746**
Cash distributions payable per unit	**0.15**
Cash distributions paid per unit	**0.75**
Accumulated cash distributions paid and payable per unit	**0.90**

Tax Treatment of Distributions

The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

Related Party Transactions

During the year the Trust paid $1.0 million (2004 - $331,000; 2003 - $53,000) for legal services from a law firm of which one of the Trust's directors is a partner. At December 31, 2005, $10,000 (2004 - $64,000; 2003 - $Nil) remained outstanding. These transactions were in the normal course of business under the same terms and conditions as transactions with unrelated companies.

Contractual Obligations, Commitments and Guarantees

We have assumed various contractual obligations and commitments in the normal course of our operations and financing activities. These obligations and commitments have been considered when assessing our cash requirements and our analysis of future liquidity.

			Payments		
($000s)	**Total**	< 1 year	1-3 years	4-5 years	> 5 years
Revolving loan	**136,359**	136,359	-	-	-
Firm transportation	**6,904**	4,386	2,508	10	-
Power contract	**105**	105	-	-	-
Office and vehicle leases	**6,197**	1,031	2,566	1,733	867
Total	**149,565**	141,881	5,074	1,743	867

Fourth Quarter Overview

Financial *($000s, except per unit data and payout ratio)*	*Three Months Ended December 31* 2005	2004	% Change
Petroleum and natural gas sales	**67,833**	29,049	**134**
Funds from operations	**39,587**	15,525	**155**
Per unit[1] - basic	**0.86**	0.61	**41**
- diluted	**0.85**	0.60	**42**
Net income (loss)	**(25,433)**	1,407	**(1,908)**
Per unit[1] - basic	**(0.55)**	0.06	**(1,017)**
- diluted	**(0.55)**	0.05	**(1,200)**
Distributions declared	**19,632**	-	**100**
Per unit[1]	**0.45**	-	**100**
Payout ratio[2]	**50%**	-	**100**
Capital expenditures	**24,456**	35,178	**(30)**
Debt including working capital deficiency	**153,876**	107,437	**43**
Average units/shares outstanding - basic	**45,990**	25,330	**82**
- diluted	**46,332**	25,820	**79**

Operations	*Three Months Ended December 31* 2005	2004	% Change
Daily production			
Natural gas *(mcf/d)*	**40,489**	38,827	**4**
Oil and NGL *(bbls/d)*	**4,312**	1,307	**230**
Barrels of oil equivalent *(boe/d)*	**11,060**	7,778	**42**
Average sale prices			
Natural gas *($/mcf)*	**11.11**	6.57	**69**
Oil and NGL *($/bbl)*	**62.64**	43.24	**45**
Wells drilled - gross (net)			
Gas	**23 (19.3)**	30 (24.8)	
Oil	**7 (2.2)**	1 (1)	
Dry	**18 (10.3)**	5 (4.6)	
Total	**48 (31.8)**	36 (30.4)	

[1] The term "units" has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.
[2] The payout ratio is calculated using distributions divided by the funds from operations in the period.

Results of Operations

Gross ***oil and gas revenues*** increased 134% to $67.8 million in fourth quarter 2005 compared to 2004 due to the amalgamation with Mustang and Forte and strong commodity pricing. Through the amalgamation, the Trust's oil and NGL production has increased as a percentage of total production from 17% in the fourth quarter of 2004 to 39% in the same period of 2005.

Commodity prices received by the Trust are based on the respective reference prices for both crude oil and natural gas adjusted for transportation and quality differentials, as applicable, and foreign exchange. The average price for oil and NGL in the quarter increased 45% over fourth quarter 2004. The benchmark West Texas Intermediate ("WTI") oil price averaged US$60.02/bbl in the fourth quarter of 2004, a 24% increase over fourth quarter

2004. The Trust's average natural gas price for the fourth quarter increased 69% over the same period in 2004. The benchmark AECO gas price averaged $11.43/mmbtu in the fourth quarter of 2004, a 74% increase over fourth quarter 2004.

Transportation expenses for the fourth quarter increased 6% from 2004 to $1.6 million. Transportation expenses increased due to the amalgamation with Mustang and Forte and an increased presence in northeast British Columbia and northern Alberta.

Royalties as a percentage of revenue were 18.6%, a 10% increase over the fourth quarter of 2004 due to strong commodity pricing in 2005. Crown royalties represented 13.6% of total royalties, down from 14% in the prior year; whereas, freehold royalties increased to 5.2% of the total up from 3.1% in the same period for 2004.

Operating costs increased 28% to $9.71/boe in fourth quarter 2005 from the same period in 2004. The Trust's operating costs are a reflection of high costs across the industry and the Trust's increased presence in northeast British Columbia and Northern Alberta which have higher operating costs. The Trust averaged $9.09/boe for the second half of 2005 and expects operating costs of approximately $9.25/boe in 2006.

Gross ***general and administrative expenses (G&A)*** were $1.9 million in the fourth quarter of 2005. This is a 17% increase over 2004 on a per boe basis. The increase is due to higher staffing levels with the increased size of the Trust's operation. On a per boe basis, net G&A was $1.87 per boe which was up over the third quarter of 2005 which was $1.49 per boe before one-time retention and severance payments. Taking the foregoing into account, the normalized go-forward rate for net G&A is expected to be approximately $1.80 per boe.

Interest expense rose 156% over fourth quarter 2004 to $1.9 million due to higher bank debt due to the assumption of debt from Mustang and Forte along with interest from Thunder Energy's flow-through share offering in 2004.

Depletion, depreciation and accretion (DD&A) expenses increased to $30.0 million or $13.93 per boe to $29.44 per boe over the fourth quarter of 2004. The increase was due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets. In addition, the DD&A rate increased due to a reduction in proven reserves of 5.1 million boe at December 31, 2005. Accretion and DD&A expense on the asset retirement obligation increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter.

Write-down of Oil and Gas Assets

The carrying value of the Trust's petroleum and natural gas property and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas property and equipment was in excess of the amount calculated under the ceiling test, accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as of December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

Unit-based compensation expense decreased 3% to $0.7 million in the fourth quarter 2005 from the same period in 2004. The compensation liability was based on the December 31, 2005 unit closing price of $12.00, distributions of $0.15 per unit per month for the quarter and management's estimate of the number of RTUs and PTUs to be issued on maturity.

Funds from operations increased 155% to $39.6 million in the fourth quarter 2005 over the same periods in 2004 reflecting higher commodity prices and the increase in production due to the amalgamation with Mustang and Forte.

Net loss

The Trust experienced a loss of $25.4 million in the fourth quarter 2005 due to a write-down of $56.2 million of the full cost pool due to a decline in the Trust's reserves.

Quarterly Information

		2004		
($000s, except per unit data)	Q1	Q2	Q3	Q4
Petroleum and natural gas sales	28,232	30,883	28,245	29,049
Funds from operations	15,455	18,884	15,908	15,525
Per unit ($)				
Basic	0.98	0.86	0.63	0.61
Diluted	0.93	0.83	0.62	0.60
Net income	5,899	5,920	3,542	1,407
Per unit ($)				
Basic	0.37	0.27	0.14	0.06
Diluted	0.36	0.26	0.14	0.05

		2005		
($000s, except per unit data)	**Q1**	**Q2**	**Q3**	**Q4**
Petroleum and natural gas sales	**29,350**	**32,729**	**65,866**	**67,833**
Funds from operations	**16,599**	**19,168**	**35,037**	**39,587**
Per unit ($)				
Basic	**0.64**	**0.74**	**0.79**	**0.86**
Diluted	**0.63**	**0.73**	**0.79**	**0.85**
Net income	**3,243**	**4,621**	**7,718**	**(25,433)**
Per unit ($)				
Basic	**0.13**	**0.18**	**0.17**	**(0.55)**
Diluted	**0.12**	**0.18**	**0.17**	**(0.55)**

Disclosure Controls and Procedures
The Trust has designed disclosure controls and procedures to ensure that financial and non-financial information in filings required by securities legislation are accurate and timely.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Trust's disclosure controls and procedures and have concluded that the Trust's disclosure controls and procedures are operating effectively as at December 31, 2005.

Critical Accounting Estimates
As an oil and gas producer, there are a number of critical estimates underlying the accounting policies we apply when preparing our consolidated financial statements. These critical estimates are discussed below.

Oil and Gas Accounting - Reserves Determination
We follow the full cost method of accounting for our oil and gas activities, as described in Note 1 to our consolidated financial statements. Full cost accounting depends on the estimated proven reserves we believe are recoverable from our oil and gas properties. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. Our reserve estimates are based on current production forecasts, prices and economic conditions. The Trust's reserves are evaluated by an independent engineering firm (Gilbert Laustsen Jung Associates Ltd.).

Reserve estimates are critical to many of our accounting estimates, including:

- Calculating our unit-of-production depletion rates and asset retirement obligations. Proven reserve estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.

- Assessing when necessary, our oil and gas assets for possible impairment. Estimated future undiscounted cash flows are determined using proven reserves. The criteria used to assess impairment, including the impact of changes in reserve estimates, are discussed below.

As circumstances change and additional data become available, our reserve estimates also change, possibly materially impacting net income. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although we make every reasonable effort to ensure that our reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to our reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined by discounting expected future product prices and costs..

Depletion and Depreciation
The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation.

Goodwill
Goodwill represents the excess of the purchase price on corporate acquisitions over the fair value of net assets acquired. Goodwill is assessed for impairment at least annually. If it is determined that the fair value of the assets and liabilities is less than the book value at the time of assessment, an impairment amount is determined by deducting the fair value from the book value and applying it against the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to income in the period of the impairment.

Asset Retirement Obligations
The Trust records the fair value of an asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Trust Unit Incentive Plans
The Trust approved a restricted unit plan and a performance unit incentive plan (the "Plans"). Under the terms of the Plans, both restricted and performance units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

Compensation expense associated with the Plans is granted in the form of Restricted Trust Units ("RTU's") and Performance Trust Units ("PTU's") and is determined based on the intrinsic value of the trust units at each period end. The intrinsic value method is used as Plan Participants may be paid, at management's discretion, in cash or new units issued from treasury. This valuation incorporates the period end Trust unit price, the number of RTU's and PTU's outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit incentive price. In addition, compensation expense is amortized over the vesting period of the incentive plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and unit based compensation liability is dependent upon expected payout date.

Income Taxes
The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from the liability estimated or recorded.

Other Estimates
The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and production costs as at a specific reporting date but for which actual revenues and costs have not yet been received, and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date.

The Trust ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are then reviewed for reasonableness and past estimates are compared to actual results in order to make informed decisions on future estimates.

Risks and Uncertainties

Exploration, Development and Production Risks
Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by the Trust will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the cost associated with encountering various drilling conditions such as over-pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of the Trust depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Trust will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Trust may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit

after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Trust. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Trust's oil and gas reserves. The Trust might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Trust's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Trust are in part determined by the borrowing base of the Trust. A sustained material decline in prices from historical average prices could limit the Trust's borrowing base; therefore reducing the bank credit available to the Trust, and could require that a portion of any of the Trust's existing bank debt be repaid.

In addition to establishing markets for its oil and natural gas, the Trust must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by the Trust, will be affected by numerous factors beyond its control. The Trust will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Trust. The ability of the Trust to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Trust will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Trust has limited direct experience in the marketing of oil and natural gas.

The Trust is also exposed to currency exchange risk arising from the fact that prices for oil and, to a lesser degree, natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by the Trust may depend on the strength of the Canadian dollar versus the US dollar. The Trust has the ability to hedge its currency exposure to manage currency fluctuations but currently has no hedges of this type in place.

Substantial Capital Requirements; Liquidity

The Trust anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Trust's revenues or reserves decline, the Trust may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Trust. Moreover, future activities may require the Trust to alter its capitalization significantly. The inability of the Trust to access sufficient capital for its operations could have a materially adverse effect on the Trust's financial condition, results of operations or prospects.

The Trust's lenders have been provided with security over substantially all of the assets of the Trust. If the Trust becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell the Trust's properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Trust's lenders and other creditors and only for the remainder, if any, would be available to the Trust.

Competition

The Trust actively competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Trust. The Trust's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. The Trust's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Trust.

Certain of the Trust's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Trust's ability to sell or supply oil or gas to these customers in the future. The Trust's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Trust's financial condition, results of operations or prospects.

Insurance

The Trust's involvement in the exploration for and development of oil and gas properties may result in the Trust becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Trust has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Trust may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Trust. The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, could have a materially adverse effect on the Trust's financial position, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established there under. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide, and other so-called "greenhouse gases". The Trust's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Trust to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from the Trust's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Trust.

Reserve Replacement

The Trust's future oil and natural gas reserves, production, and cash flows to be derived there from are highly dependent on the Trust successfully acquiring or discovering new reserves.

Without the continual addition of new reserves, any existing reserves the Trust may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Trust's reserves will depend not only on the Trust's ability to develop any properties it may have from time to time, but also on its ability to develop any producing properties or prospects. There can be no assurance that the Trust's future exploration and development efforts will result in the discovery of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent the Trust is not the operator of its oil and gas properties, the Trust will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Trust will be largely dependent upon the performance of its management and key employees. The Trust does not have any key man insurance policies; therefore, there is a risk that the death or departure of any member of management or any key employee could have a materially adverse effect on the Trust.

Permits and Licenses

The operations of the Trust may require licenses and permits from various governmental authorities. There can also be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Additional Funding Requirements

The Trust's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Trust may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Trust to forfeit interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Trust's revenue from its reserves decreases as a result of lower oil and natural gas prices or otherwise, it will affect the Trust's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Trust's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Trust.

From time to time the Trust may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. Neither the Trust's articles nor its by-laws limit the amount of indebtedness that the Trust may incur. The level of the Trust's indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Title to Properties

Although title reviews are done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Trust's claim which could result in a reduction of the revenue received by the Trust.

Aboriginal Claims
Aboriginal people have claimed aboriginal title and rights to portions of western Canada. The Trust is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on the Trust and its operations.

Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to the Trust or to the operators, and the delays by operators in remitting payment to the Trust, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of the Trust in a given period and expose the Trust to additional third party credit risks.

Changes in Legislation
The return on an investment in securities of the Trust is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects the Trust or the holding and disposing of the securities of the Trust.

Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment; thereby, reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Trust.

Mutual Fund Trust Status
It is intended that the Trust qualify at all times as a mutual fund trust for the purposes of the Tax Act (Canada). The Trust may not; however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- where at the end of any month a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP") or deferred profit sharing plan (collectively, "Exempt Plans") holds units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of the units at the time such units were acquired by the Exempt Plan. An RRSP or RRIF holding units that are not qualified investments would become taxable on income attributable to the units while they are not qualified investments (including the entire

amount of any capital gain arising on a disposition of the non-qualified investment). RESP's which hold units that are not qualified investments may have their registration revoked by the CRA.

- the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.
- the Fund would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws; and
- units would become taxable Canadian property. As a result, non-resident unitholders would be subject to Canadian income tax on any gains realized on a disposition of units held by them, subject to relief under an applicable tax convention. In addition, the Trust may take certain measures in the future to the extent that Trust believes such measures are necessary to ensure it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of units.

Non-resident Ownership of Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Proposed amendments to the Tax Act originally published by the Minister of Finance (Canada) on March 22, 2004 were to provide that after December 31, 2004, the Trust must continuously ensure that not more than 50 percent of its issued units are held by non-residents of Canada or partnerships (other than "Canadian partnerships" as defined in the Tax Act). In December 2004; however, the Minister of Finance announced that these Proposed Amendments were not being included in draft legislation and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual fund trusts. The Trust Indenture provides that at no time may non-residents be the beneficial owners of more than 49 percent of the Trust units. If at any time the Trust or its administrator, Thunder Energy Inc., become aware that the activities of the Trust and /or ownership of units by non-residents may threaten the status of the Trust under the Tax Act as a "mutual fund trust", the Trust, by or through Thunder Energy Inc. on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of Thunder Energy Inc. to maintain the status of the Trust as a "mutual fund trust".

Income Tax Matters

Generally, income trusts, including the Trust, involve significant amounts of intercompany debt, royalties or similar instruments, generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. Although the Trust is of the view that all expenses claimed by the Trust and its subsidiaries will be reasonable and deductible and that the cost amount and capital cost allowance claims of such entities' depreciable properties will have been correctly determined, there can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed, it could materially adversely affect the amount of distributions available to the Trust. The Trust believes that the interest expense inherent in the structure of the Trust is supportable and reasonable.

Assessments of Value of Acquisitions
Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and the Trust's own assessments. Both these assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the Trust's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that the Trust uses for its year-end reserve evaluations.

Accounting Write-Downs as a Result of GAAP
Canadian generally accepted accounting principles require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavorably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Trust's units.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the estimated recoverable amounts, the Trust would have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Third Party Credit Risk
The Trust is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Trust, such failure could have a materially adverse effect on the Trust and its funds from operations.

FILE No. 82-34957



400, 321 – 6th Avenue SW
Calgary AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF ANNUAL FILINGS

I, Brent T. Kirkby, Chief Financial Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the year ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 10, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust

Brent T. Kirkby
Vice President Finance & Chief Financial Officer

FILE No. 82-34957



400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF ANNUAL FILINGS

I, Stuart J. Keck, President and Chief Executive Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the year ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated: March 10, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust

Stuart J. Keck
President & Chief Executive Officer

FILE No. 82-34957

REVOLVING AND TERM CREDIT FACILITY

AND

WORKING CAPITAL FACILITY

CREDIT AGREEMENT

BETWEEN:

THUNDER ENERGY INC.
(as Borrower)

- and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO
(as Lenders)

- with –

BMO NESBITT BURNS
(as Lead Arranger)

- and -

BANK OF MONTREAL
(as Agent for the Lenders)

DATED AS OF: JULY 7, 2005

G:\049089\0120\Trust Conversion\Credit Agreement 05 (confidential info).doc

TABLE OF CONTENTS

SCHEDULES:

THIS CREDIT AGREEMENT is dated and effective as of the 7th day of July, 2005.

BETWEEN:

THUNDER ENERGY INC., as Borrower

AND:

Each of the banks named on the signature pages hereto in their capacities as Lenders

AND:

BANK OF MONTREAL, a Canadian chartered bank having its head office in the City of Montreal, Quebec, Canada and a branch in Toronto, Ontario, Canada in its capacity as Agent

WHEREAS:

1. The Borrower has requested the Production Lenders to provide the Production Facility and the Working Capital Lender to provide the Working Capital Facility.

2. The Agent, the Lenders and the Borrower wish to enter into this Agreement to provide the credit facilities described above on the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**1024391**" means 1024391 Alberta Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Borrower;

"**832027**" means 832027 Alberta Inc., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Borrower;

"**832033**" means 832033 Alberta Inc., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Borrower;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations thereunder;

"**Acceleration Notice**" means a written notice delivered by the Agent to the Borrower pursuant to Section 10.2(b) declaring all Indebtedness and Liabilities of the Borrower to the Lenders hereunder to be due and payable;

"**Accommodation**" means the advance of Loans, BA Equivalent Advances, the acceptance of Bankers' Acceptances and the issuance of Letters of Credit;

"**Accounts**" means the accounts and records established by the Agent pursuant to Section 4.5 to record the Borrower's liability to each of the Lenders in respect of each Accommodation and other amounts outstanding by the Borrower to each of the Lenders and the Agent hereunder;

"**AcquisitionCo**" means Thunder Acquisition Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Trust and which immediately upon completion of the Arrangement was amalgamated with Thunder Energy Inc., Mustang and Forte to form the Borrower;

"**Adjustment Time**" means the time of occurrence of the last event necessary (being either the delivery of a Demand for Repayment or the occurrence of a Termination Event) to ensure that all Lender Outstandings are thereafter due and payable and such time shall conclusively be:

(a) in the case where such last event is the delivery of a Demand for Repayment, the time of delivery for such Demand for Repayment or, where not delivered as required within a time period specified in Section 10.3, then the last day of such time period; and

(b) in the case where such last event is the occurrence of a Termination Event, the time of occurrence of such Termination Event determined pursuant to the provisions of the Credit Agreement giving rise to such Termination Event;

"**Administration Agreement**" means the administration agreement dated May 31, 2005 between Olympia and Thunder Energy Inc., relating to the administration of the Trust, as amended, amended and restated, or otherwise supplemented, as permitted hereunder;

"**Administrative Questionnaire**" means an Administrative Questionnaire in form supplied by the Agent;

"**Administrator**" means Thunder or its successor or successors from time to time in its capacity as the administrator of the Trust pursuant to the provisions of the Administration Agreement and its successors as permitted by this Agreement;

"**Affiliate**" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

"**Agent**" means BMO when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 12.18 and any successor entity to BMO;

"**Agent's Account for Payments**" means:

(a) for all payments in Canadian Dollars, the following account maintained by the Agent at its Toronto main branch, to which payments and transfers are to be effected as follows:





(b) for all payments in US Dollars, the following account maintained by the Agent at its Toronto main branch, to which payments and transfers are to be effected as follows:



or such other places or accounts as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders;

"**Agent's Branch of Account**" means the Bank of Montreal, Global Distribution Services, 19th Floor, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1 (Telecopy No. (416) 867-5718) or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"**Agent's Chicago Branch**" means the branch of the Agent at 115 South LaSalle Street, 11th Floor, Chicago, IL, 60603, or such other branch of the Agent as the Agent may from time to time advise the Borrower;

"**Agreeing Lender**" has the meaning ascribed to it in Section 3.3(g);

"**Agreement**" means this credit agreement, all Schedules attached hereto and any future amendments or supplements thereto;

"**Alberta Clipper**" means Alberta Clipper Energy Inc., a corporation incorporated under the ABCA;

"**Amalgamation**" means the amalgamation of Thunder Energy Inc., Forte, Mustang and AcquisitionCo pursuant to the Plan;

"**Applicable Commitment**" means, in respect of a Lender its Production Facility Commitment or Working Capital Facility Commitment, as the context requires;

"**Applicable Law**" means:

(a) any franchise, domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise);

(b) any judgment, order, writ, injunction, decision, ruling, decree or award;

(c) any regulatory policy, practice, guideline or directive; or

(d) any licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority;

binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person;

"**Applicable Lenders**" means, in the case of the Production Facility, all of the Lenders, and in the case of the Working Capital Facility, means only the Working Capital Lender;

"**Approved Investment Fund**" means any Investment Fund that is administered or managed by:

(a) a Lender,

(b) an Affiliate of a Lender, or

(c) an entity or an Affiliate of an entity that administers or manages a Lender;

"**Arrangement**" means the arrangement involving Thunder, Mustang, Forte and their respective shareholders and optionholders under the provisions of section 193 of the ABCA on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of May 2, 2005 as amended and restated June 3, 2005, among Thunder, Mustang and Forte with respect to the Arrangement and pursuant to which such parties implement the Plan;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar and giving effect to the Arrangement;

"**Assignment and Assumption Agreement**" means an agreement substantially in the form of Schedule "G" with the blanks completed;

"**Associate**" has the meaning ascribed to that term in the ABCA;

"**Available Cash Flow**" means, for any period and as determined in accordance with GAAP on a consolidated basis for the Borrower and the Borrowing Base Subsidiaries, the revenue (excluding non-cash items) of the Borrower and such Borrowing Base Subsidiaries, less:

(a) royalties and other contractual obligations, the payment of which and compliance with which are necessary to preserve and maintain the Hydrocarbon Rights for such period;

(b) interest and other fees for such period payable by it pursuant to this Agreement;

(c) reasonable general and administrative and operating expenses for such period for the Borrower and such Borrowing Base Subsidiaries, excluding non-cash items;

(d) any mandatory capital expenditure requirements as provided in the then most current Engineering Report to be made in respect of its Hydrocarbon Rights or which the Borrower or any of such Borrowing Base Subsidiaries have legally committed to make in the ordinary course of business prior to the occurrence of a Default which is continuing, an Insolvency Event or the Borrower being notified by the Agent of a Borrowing Base Shortfall;

(e) Cash Taxes of the Borrower and such Borrowing Base Subsidiaries payable in respect of such period; and

(f) reasonable abandonment and reclamation costs of the Borrower and such Borrowing Base Subsidiaries consistent with industry standards payable in respect of such period (excluding non-cash items);

"**BA Equivalent Advance**" means an Accommodation made in Canadian Dollars by a Non-Acceptance Lender in conjunction with an Accommodation by way of Bankers' Acceptance;

"**Bankers' Acceptance**" means the Accommodations or any portion thereof made available by the Lenders to the Borrower by way of bankers' acceptances denominated in Cdn. Dollars which are issued by the Borrower pursuant to Sections 3.7, 3.8, 3.16 or 3.17 and accepted by the Lenders pursuant to Section 3.11;

"**Banking Day**" means a day which is both a Business Day and a day on which dealings in US Dollars by and between banks in the London, England interbank market may be conducted;

"**BBS Cure Period**" has the meaning set forth in Section 3.5(i) hereof;

"**BMO**" means Bank of Montreal, not in its capacity as Agent as defined hereunder, and its successors and permitted assigns;

"**Borrower**" means Thunder Energy Inc., being the corporation resulting from the Amalgamation;

"**Borrowing Base**" means the amount (not in excess of the amount of the Facility) determined or redetermined by the Lenders from time to time pursuant to Section 3.5 in their sole discretion and any Lender when making a determination or redetermination will do so in accordance with its then usual production loan parameters for oil and gas income or royalty trusts, and which determination or redetermination shall constitute the Lenders' estimate of the net present value of revenues (adjusted to take into account coverage ratios customarily applied) expected to be derived in the future over the full economic life of, and from, Borrowing Base Assets to the extent the Lenders determine to attribute value thereto for Borrowing Base purposes, after deducting therefrom such capital expenditures, operating expenses and other expenses and such charges, royalties, burdens or encumbrances on or in respect of any of such properties or deductible in arriving at revenues obtained therefrom, abandonment or reclamation costs in respect thereof, and other liabilities of the Borrower and the Borrowing Base Subsidiaries as each of the Lenders determine from time to time. In making its determination of the Borrowing Base from time to time, each of the Lenders will utilize its estimates, at the time of determination, of economic factors, quantity and recoverability of reserves, capital expenditures, operating expenses, taxes, discount rates, demand for and deliverability of petroleum substances, pricing forecasts, abandonment and reclamation costs, burdens, foreign exchange rates, escalation or de-escalation of commodity prices and expenses over the economic life of the relevant reserves and other assumptions and factors as such Lender considers affect such determination.

"**Borrowing Base Assets**" means all and only:

(a) Hydrocarbon Rights of the Borrower and the Borrowing Base Subsidiaries to which the Engineering Report most recently provided to the Agent attributes proved producing reserves or to which the Lenders have attributed proved producing reserves in respect of properties acquired subsequent thereto and, if the Majority Lenders so determine in their sole discretion for any

particular purpose, specified proved non-producing reserves or specified proved undeveloped reserves of petroleum substances; and

(b) Tangibles and related Miscellaneous Interests of the Borrower and the Borrowing Base Subsidiaries which are directly or primarily used in connection with any reserves described in paragraph (a) of this definition and included in the Borrowing Base by the Majority Lenders;

"**Borrowing Base Shortfall**" means the circumstance under which at any time the Borrowing Base is less than the Outstandings;

"**Borrowing Base Subsidiary**" means any wholly-owned (direct or indirect) Subsidiary of the Trust designated by the Borrower as a Borrowing Base Subsidiary in accordance with Section 6.4 in each case only if it has provided the Security required by Section 6.4, and in each case for so long as it remains a wholly-owned (direct or indirect) Subsidiary of the Trust; and on the date hereof such term for the purposes of this Agreement includes 832033, 1024391, the Mustang Partnership and the Partnership;

"**Borrowing Notice**" means a notice in the form attached as Schedule "A";

"**bps**" means 1/100 of 1%;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set forth opposite such Lender's name on the signature pages of this Agreement or such other branch or office in Canada as such Lender may from time to time advise the Borrower and the Agent in writing; provided that, for purposes of delivering any notice required to be delivered by the Agent to a Lender pursuant to Section 12.13 and for purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify in writing any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Toronto, Ontario, Canada and Calgary, Alberta, Canada and, in respect of any payments hereunder in US Dollars, a day on which banking institutions are also open for business in New York, New York;

"**Canadian Dollars**", "**Cdn. Dollars**" and the symbol "Cdn. $" each means lawful money of Canada;

"**Capital Distribution**" means, in respect of a Person:

(a) any declaration, payment or setting aside for payment of any dividend, return of capital or other distribution on or in respect of any of the share, partnership or trust capital of such Person, including in respect of any Trust Units, Thunder Shares or Partnership Units;

(b) any redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any of the share, partnership or trust capital of such Person (including any Trust Units, Thunder Shares, Notes, Redemption Notes, Other Notes or Partnership Units) or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for share, partnership or trust capital of such Person, including options, warrants, conversion or exchange privileges and similar rights;

(c) the payment of any principal, interest, fees, redemption amounts or other amounts on or in respect of any loans, advances or other Indebtedness owing at any time by such Person to any

shareholder, partner or unitholder of such Person, Subsidiaries of such Person, shareholders, partners or unitholders of Subsidiaries of such Person or any holder of any Notes, Redemption Notes or Other Notes;

(d) any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of shares, partnership interests or trust units of such Person or an Affiliate of such holder;

(e) the transfer by the Person of any assets for consideration of less than its or their fair market value to any of its Subsidiaries; or

(f) (i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any assets, or (iii) any granting or creation of any rights or interests, at any time, by such Person to any shareholder, partner or unitholder of such Person, Subsidiaries of such Person;

whether any of the foregoing is made, paid or satisfied in or for cash, property or both;

"**Capital Lease**" means, with respect to any Person, any lease or other arrangement relating to real or personal property which should, in accordance with Generally Accepted Accounting Principles, be accounted for as a capital lease on a balance sheet of such Person;

"**Capital Stock**" shall mean, with respect to any Person, any and all shares, interests, participations, units, trust units or other equivalents (however designated) of corporate stock or membership or partnership or trust interests, and any and all warrants, options and rights with respect thereto (whether or not currently exercisable) including each class of common stock and preferred stock of such Person;

"**Cash Collateral Account**" means an account with the Agent or such institution as designated by the Agent from which the Borrower has no withdrawal rights or privileges, which account and all funds credited thereto and interest thereon (all of which shall be for the account of the Borrower) shall be the subject of a Security Interest in favour of the Agent on behalf of the Lenders;

"**Cash Taxes**" means, for any period, the sum of the provisions for income and other taxes less the provision for future income taxes as reported on the consolidated statement of earnings for the applicable period;

"**CDOR Rate**" means with respect to each Bankers' Acceptance which is required to be accepted and purchased on any day, the average bankers' acceptance rate for the Schedule I BA Reference Lenders as quoted on the CDOR page of Reuter Money Monitor Rates Service (or such other page as may, from time to time, replace such page on that service for the purpose of displaying quotations for bankers' acceptances accepted by leading Canadian financial institutions) at approximately 10:00 a.m. (Toronto time) on such date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances, or, if such rate is not available at or about such time or if a rate is not quoted for the comparable maturity date, the average of the bankers' acceptance rates (expressed to 5 decimal places) as quoted to the Agent by the Schedule I BA Reference Lenders as of 10:00 a.m. (Toronto time) on such date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances. If any Schedule I BA Reference Lender does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the quotation or quotations furnished by the remaining Schedule I BA Reference Lenders. Each determination of the CDOR Rate shall be conclusive and binding, absent manifest error, and be computed using any reasonable averaging and attribution method;

"**Certificate**" means a certificate issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;

"**Change in Law**" means the occurrence, after the date of this Agreement, of any of the following:

(a) the adoption or taking effect of any Applicable Law;

(b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority; or

(c) the making or issuance of any Applicable Law by any Governmental Authority;

"**Change of Control**" means a Person or group of Persons, acting jointly or in concert, acquires, directly or indirectly (other than by way of security for a *bona fide* debt), beneficial ownership or control of more than 20% of the outstanding Trust Units of the Trust;

"**Collateral**" is a collective reference to all property, assets, rights and things (whether real, personal or mixed), tangible and intangible, and the proceeds and products thereof, subjected or intended to be subjected from time to time to any Security Interest under any of the Securities;

"**Commitment**" means, with respect to each Lender, such Lender's obligation to make Accommodations available to the Borrower subject to the terms of this Agreement in an aggregate amount not at any time in excess of such Lender's Proportion of the Total Commitment, as such amount may hereafter be cancelled, reduced or terminated from time to time pursuant to the provisions of this Agreement or reduced as a result of any subsequent Assignment and Assumption Agreement entered into by it;

"**Commodity Swap**" means a financial arrangement, or a physical arrangement (which is not a Prepaid Gas Obligation), entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate its exposure to fluctuations in prices of petroleum substances;

"**Compliance Certificate**" means a compliance certificate substantially in the form attached hereto as Schedule "E" executed by the President and the Chief Financial Officer;

"**Confirmation**" has the meaning ascribed thereto in the applicable ISDA Master Agreement between the Borrower or a Borrowing Base Subsidiary and a Swap Lender, or in the case of a GasEDI means a "Transaction Confirmation" as defined therein;

"**Consolidated Cash Flow**" means as at the end of a Fiscal Quarter, and as determined in accordance with Generally Accepted Accounting Principles (after taxes) on a consolidated basis for the Trust, its net income from operations during such Fiscal Quarter, as applicable, without giving effect to extraordinary items, plus, to the extent deducted in the determination of such net income: (i) deferred income taxes; and (ii) depreciation depletion and amortization expense; and (iii) provisions for asset retirement obligations;

"**Consolidated Current Assets**" means, as at the end of a Fiscal Quarter and as determined in accordance with Generally Accepted Accounting Principles, on a consolidated basis, the amount of current assets of the Trust;

"**Consolidated Current Liabilities**" means, as at the end of a Fiscal Quarter and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, the amount of current liabilities of the Trust;

"**Consolidated Debt**" means for the Trust at the end of a Fiscal Quarter and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, the amount determined by adding, without duplication:

(a) the arithmetic mean of the Consolidated Working Capital at the end of each of the two most recently completed Fiscal Quarters (excluding any amounts accounted for below) of the Trust;

(b) all Indebtedness for Borrowed Money (excluding Convertible Debentures which have been subordinated to the Lender Outstandings on terms satisfactory to the Lenders); and

(c) to the extent not included in item (b) above, the uncancelled and undrawn amount of all Letters of Credit;

"**Consolidated Debt to Cash Flow Ratio**" means, as of the last day of each Fiscal Quarter, the ratio of Consolidated Debt as of such date to an amount equal to the Consolidated Cash Flow, as determined by reference to the Trust's most recent consolidated financial statements, for the two most recent Fiscal Quarters then ended, and which aggregate amount is then multiplied by two; provided that for the Fiscal Quarter ended September 30, 2005, (i) Consolidated Cash Flow for that Fiscal Quarter shall be multiplied by 4; and (ii) Consolidated Working Capital shall be calculated solely at the end of the Fiscal Quarter ended September 30, 2005, for the purposes of the calculation of the Consolidated Debt to Cash Flow Ratio required 45 days thereafter; and further provided that for the purposes of calculating the Consolidated Debt to Cash Flow Ratio, pro forma effect shall be given to all acquisitions and dispositions of Borrowing Base Assets (including giving pro forma effect to the application of the proceeds of any such disposition) during the reference Fiscal Quarter or Fiscal Quarters, as applicable, as if they had occurred and such proceeds had been applied on the first day of such Fiscal Quarter or, as applicable, the first day of the first of such Fiscal Quarters, and including the assets and liabilities of any Person that became, or excluding the assets and liabilities of any Person that ceased to be, a Borrowing Base Subsidiary during such applicable period or periods;

"**Consolidated Working Capital**" means, as of the last day of each Fiscal Quarter, the amount by which Consolidated Current Assets exceeds Consolidated Current Liabilities (in which case the excess shall be treated as a negative number) or the amount by which Consolidated Current Liabilities exceeds Consolidated Current Assets (in which case the excess shall be stated as a positive number);

"**Contingent Liabilities**" means, in respect of a Person, any Indebtedness, Liability or obligation whatsoever, whether choate or inchoate, direct or indirect, contingent or otherwise, guaranteeing or assuring, or in effect guaranteeing or assuring, any Indebtedness, Liability or obligation of any other Person, or indemnifying any Person against loss, in any manner, whether directly or indirectly;

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise and "**Controlling**" and "**Controlled**" have corresponding meanings;

"**Conversion**" means a conversion of one type of Accommodation into another type of Accommodation;

"**Conversion Date**" means a Business Day or Banking Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to convert an Accommodation or a portion thereof pursuant to Section 3.16;

"**Convertible Debentures**" means unsecured, subordinated debentures, notes or other evidences of indebtedness of the Trust issued by the Trust pursuant to a trust indenture between *inter alia* the Trust and a professional trustee;

"**Convertible Debenture Subordination Agreement**" means a subordination and postponement agreement in form and substance satisfactory to the Majority Lenders, entered into *inter alia*, between the Agent and the trustee under the trust indenture under which any Convertible Debentures are issued;

"**Credit Agreements**" mean, collectively, this Agreement and all Lender Swaps documented under the applicable ISDA Master Agreement or GasEDI and all Transactions documented thereunder, and all other Swap transactions with any of the Lenders by way of a long form confirmation effected in accordance with normal industry practise and entered into (i) by the Borrower or a Borrowing Base Subsidiary between the date hereof and the date that such Lender enters into an ISDA Master Agreement or GasEDI, as applicable, or (ii) by Borrowing Base Subsidiaries acquired or created hereafter and prior to the applicable Lender entering into an ISDA Master Agreement or GasEDI with such Borrowing Base Subsidiary; and "**Credit Agreement**" means any of them;

"**Currency Swap**" means a financial arrangement entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap, currency option or currency exchange or other similar currency related transactions, the purpose and effect of which is to mitigate or eliminate the exposure to fluctuations in exchange rates;

"**DBNA**" has the meaning given to it in Section 3.11(d);

"**Default**" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including the giving of any notice, passage of time or both;

"**Demand for Repayment**" means an Acceleration Notice or a Swap Demand for Repayment;

"**Discount Proceeds**" means, in respect of any Bankers' Acceptance where required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date or Conversion Date which is equal to:

$$\frac{\text{Face Amount}}{100} \times \text{Price}$$

where "Face Amount" is the face amount of such bankers' acceptance and "Price" is equal to:

$$\frac{100}{1 + \left(\text{Rate} \times \frac{\text{Term}}{\text{\# Days}}\right)}$$

where the "Rate" is the applicable Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; "# Days" is the number of days in the 12 month period commencing on the date of issuance of such Bankers' Acceptance; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up;

"**Discount Rate**" means:

(a) with respect to an issue of Bankers' Acceptances issued by a Schedule I Lender, the CDOR Rate;

(b) with respect to an issue of Bankers' Acceptances issued by a Schedule II Lender or Schedule III Lender, the lesser of (i) the CDOR Rate plus 10 bps and (ii) the percentage discount rate (expressed to 5 decimal places) determined by the Agent to be the average of the quoted discount rates of the Reference Lenders for bankers' acceptances having an identical issue and maturity date in amounts comparable to the Bankers' Acceptances to be accepted and purchased by such Lenders in connection with such issue of Bankers' Acceptances. If any Reference Lender does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the quotation or the quotations furnished by the other Reference Lender (if any). Each such determination by the Agent shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution methods; and

(c) for a Lender that is a Non-Acceptance Lender, the CDOR Rate;

"**Drawdown**" means the advance of an Accommodation by way of a Prime Loan, US Base Rate Loan, LIBOR Loan, Overdraft, Bankers' Acceptance, BA Equivalent Advance or the issuance of a Letter of Credit, other than as a result of a Conversion or Rollover or a drawing under a Letter of Credit;

"**Drawdown Date**" means each Business Day on which Accommodations are to be made pursuant to a request from the Borrower under Section 3.7 or 3.8;

"**Effective Date**" means the date on which the conditions precedent under Section 8.1 have been satisfied;

"**Eligible Assignee**" means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 13.1(b) has been obtained;

"**Ember**" means Ember Resources Inc., a corporation incorporated under the ABCA;

"**Engineering Report**" means a detailed report prepared by an independent petroleum engineer or firm thereof satisfactory to the Agent, which report shall, as of its date, set forth the reserves attributable to the petroleum, natural gas and related hydrocarbon reserves owned by the Borrower or any Borrowing Base Subsidiary whose lands and properties form a part of the Borrowing Base Assets and which report shall be in form and substance satisfactory to the Agent and shall, as a minimum, set forth the Borrower's and each Borrowing Base Subsidiary's royalty interests, proved developed producing, proved developed non-producing and proved undeveloped reserves and a projection of the rate of production and future net revenue therefrom;

"**Environmental Laws**" means all Applicable Laws and Governmental Actions regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"**Environmental Liabilities**" means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of Applicable Laws, including, without limitation, all Liabilities arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove

any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing;

"**Equivalent Amount**" in one currency (the "**First Currency**") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent;

"**Escrow Funds**" has the meaning ascribed thereto in Section 10.4;

"**Event of Default**" has the meaning ascribed thereto in Section 10.1;

"**ExchangeCo**" means Thunder ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly owned subsidiary of the Trust;

"**Exchangeable Shares**" means the non-voting Series A exchangeable shares in the capital of the Borrower issued pursuant to the Arrangement;

"**Exchangeable Shareholder**" means a holder of Exchangeable Shares pursuant to the Arrangement Agreement;

"**Excluded Taxes**" means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of an Obligor under any of the Loan Documents:

(a) taxes imposed on or measured by its net income and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located;

(b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located; and

(c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 11.4(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that: (A) is not imposed or assessed in respect of an Accommodation that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available; and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 11.3(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 11.3(a). For greater certainty, for purposes of paragraph (c) of this definition, a withholding tax includes any

Tax that a Foreign Lender is required to pay pursuant to Part XIII of the *Income Tax Act* (Canada) or any successor provision thereto;

"**Existing Credit Agreement**" means the credit agreement dated as of September 16, 2002, and amended as of April 30, 2004, between Thunder Energy Inc. and the Existing Lenders providing a Cdn. $130,000,000 credit facility to Thunder Energy Inc.;

"**Existing Lenders**" means Bank of Montreal and Canadian Imperial Bank of Commerce;

"**Facilities**" means, collectively, the Production Facility and the Working Capital Facility and "**Facility**" means any of them;

"**Fed Funds Rate**" means, on any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next succeeding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

"**Financial Assistance**" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including, without limitation, financial assistance by way of a loan, Guarantee, share purchase, equity contribution, pledge or deposit of collateral becoming liable as a co-borrower or co-lessee or any credit support arrangement of any nature whatsoever;

"**First Ranking Indebtedness**" shall have the meaning ascribed to that term in Section 3.19(b);

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"**Fiscal Year**" means each Obligor's fiscal year commencing on January 1 of each year and ending on December 31 of such year, or such other fiscal year of the Obligors as agreed to by the Majority Lenders;

"**Foreign Lender**" means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction;

"**Forte**" means Forte Resources Inc., a corporation incorporated under the ABCA, and the corporation continuing as Forte Resources Inc. after the amalgamation of Forte Resources Inc. and Forte Oil Corporation pursuant to the Plan;

"**GasEDI**" means a GasEDI Base Contract for Short Term Sale and Purchase of Natural Gas as published by GasEDI, and is used in this Agreement in relation to Commodity Swaps done on a physical (and not financial) basis, as entered into between the Borrower or the applicable Borrowing Base Subsidiary and the applicable Swap Lender;

"**Generally Accepted Accounting Principles**" or "**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada;

"**Governmental Action**" means an authorization, consent, approval, waiver, order, decree, license, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"**Governmental Authority**" means the government of Canada or any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency;

"**Guarantee**" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, or the amount of such Indebtedness;

"**Hydrocarbon Rights**" means the entire right, title, estate and interest of the Borrower or any Borrowing Base Subsidiary (whether legal or beneficial, contingent or absolute, present or future) in and to all:

(a) rights to explore for, drill for, produce, take, save or market petroleum, natural gas or related hydrocarbons;

(b) rights to a share, when produced, of petroleum, natural gas or related hydrocarbons;

(c) rights to a share of proceeds of, or to receive payments calculated by reference to the quantity or value of, production from petroleum, natural gas or related hydrocarbons when produced; and

(d) rights to acquire any of the rights described in paragraphs (a) to (c) above,

and includes interest and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, net profits interests and net revenue interests;

"**Indebtedness**" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect, including indebtedness created, incurred, assumed or guaranteed by such Person, all indebtedness for borrowed money, any obligation arising in respect of any Swap or similar obligation, any payment obligation in respect of any indemnity, the redemption amount of all preferred shares redeemable at the option of the holder, all indebtedness under preferred shares commonly known as "COPRS", all indebtedness under convertible debentures and all liabilities which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time;

"**Indebtedness for Borrowed Money**" means, with respect to a Person at a time and without duplication, all indebtedness, liabilities and obligations of the Person at such time:

(a) in respect of money borrowed (whether by such Person or not) including the Outstandings;

(b) in respect of any lease which would be accounted for as a Capital Lease or synthetic lease or any other obligation under which interest charges are customarily paid;

(c) held by or payable to a bank, trust or insurance company, financial institution or other Person whose principal business is lending money, and including as a result of any assignment or transfer;

(d) in connection with the acquisition of assets or receipt of services or both unless the same (i) are payable in normal trade terms in less than three (3) months from the date incurred, (ii) would be classified as a current liability on its financial statements and (iii) are not and do not become the subject of any renewal or extension provisions or arrangements;

(e) Prepaid Gas Obligations or Production Payments; or

(f) for Contingent Liabilities or Guarantees in respect of any such Indebtedness for Borrowed Money (as hereinbefore defined);

"**Indemnified Taxes**" means Taxes other than Excluded Taxes;

"**Information Circular**" means the joint information circular and proxy statement issued with respect to the Plan by Thunder, Mustang and Forte and dated June 6, 2005;

"**Insolvency of the Trust**" means any of the following:

(a) if the Trust shall be unable, or admits in writing its inability or failure, to pay its debts generally as they become due or makes a general assignment for the benefit of its creditors or commits or threatens to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or any statute passed in substitution therefor, as amended from time to time;

(b) if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against the Trust seeking an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with or distribution to creditors, a readjustment of debts, the appointment of a trustee in bankruptcy, receiver, liquidator, or the like of all or any substantial part of the Trust Fund, or any other like relief in respect of the Trust or the Trust Fund under any bankruptcy, winding-up, reorganization or insolvency law and the same shall continue undismissed or unstayed for any period of thirty (30) consecutive days;

(c) if the Trustee shall: (i) pursuant to winding-up, bankruptcy, insolvency, arrangement or similar laws, apply for or consent to the appointment of a receiver, trustee, intervenor, custodian, liquidator, interim receiver, receiver-manager, assignee, sequestrator or similar official of itself or of all or a substantial part of its assets; (ii) file a voluntary petition in bankruptcy (iii) commence any proceeding or file a petition, answer, consent, proposal or plan, or give any notice of its intention to do so, seeking any liquidation, winding-up or reorganization or seeking any arrangement, compromise, adjustment, composition, moratorium or other relief whatsoever in respect of its indebtedness and liabilities to its creditors, or any class or classes thereof, under any

applicable bankruptcy, insolvency, arrangement or similar law (including, without limitation, the *Business Corporations Act* (Alberta), the *Winding-Up Act* (Canada), the *Trust and Loan Companies Act* (Canada), the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), or consent to the filing of any such petition, proposal, plan or proceeding; or (iv) file an answer admitting the material allegations of or consent to or default in answering a petition filed against it in any winding-up, bankruptcy, reorganization or insolvency proceeding, or action shall be taken by such Person for the purpose of effecting any of the foregoing;

(d) if an order, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving the appointment of a receiver, receiver-manager, interim receiver, trustee in bankruptcy, intervenor, custodian, or liquidator of the Trust or of any part or portion of the Trust Fund which the Majority Lenders, in their sole judgment acting in good faith, determine to be material; or

(e) any event resulting in the dissolution, termination, winding-up or reorganization of the Trust;

"**Interest Date**" means the last Business Day of each month;

"**Interest Determination Date**" means, with respect to a LIBOR Loan, the date which is two (2) Banking Days prior to the first day of the LIBOR Interest Period applicable to such LIBOR Loan;

"**Interest Swap**" means a financial arrangement entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate its exposure to fluctuations in interest rates;

"**Investment**" means:

(a) the acquisition (whether for cash, property, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other interests or other securities of any Person or any agreement to make any such acquisition (including, without limitation any "short sale" or any sale of any securities at a time when such securities are not owned by the Person entering into such short sale);

(b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such person, but excluding any deposit, advance, loan or extension of credit having a term not exceeding 90 days representing a purchase price of inventory or supplies sold by such person in the ordinary course of business);

(c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other person and (without duplication) any amount committed to be advanced, lent or extended to such Person; or

(d) the entering into of any Swap;

provided that "**Investment**" shall not include expenditures made to acquire direct working interests in Hydrocarbon Rights and related Tangibles in Western Canada;

"**Investment Fund**" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business;

"**ISDA Master Agreement**" means the 1992 International Swaps and Derivatives Association, Inc. Master Agreement (Multi-Currency – Cross-Border) as from time to time amended, restated or replaced by the International Swaps and Derivatives Association, Inc., and as used in this Agreement in relation to Swaps means the form of such agreement as entered into between the Borrower or the applicable Borrowing Base Subsidiary and the applicable Swap Lender;

"**Lead Arranger**" means BMO Nesbitt Burns;

"**Lender Outstandings**" means collectively the Production Indebtedness, the Working Capital Indebtedness and all Swap Indebtedness of the Obligors to the Lenders and the Swap Lenders, and including, without limitation, all other Indebtedness of the any Obligor to the Agent, any Lender or a Swap Lender under any Loan Document;

"**Lender Swap**" means a Swap entered into by the Borrower or a Borrowing Base Subsidiary with any Swap Lender;

"**Lender's Proportion**" means, at any time and from time to time with respect of each Lender:

(a) in respect of the Production Facility the proportion that such Lender's Production Facility Commitment bears to the Production Facility Amount;

(b) in respect of the Working Capital Facility, 100% for the Working Capital Lender, and for all of the other Lenders, 0%; and

(c) in respect of the Facilities, the proportion that the aggregate of such Lender's Commitment bears to the Total Commitment;

"**Lenders**" means each of the financial institutions named on the signature pages hereto as Lenders, including BMO in its capacity as a Lender but excluding BMO in its capacity as the Agent; and any other financial institution which is a Permitted Assignee, has executed a Assignment and Assumption Agreement pursuant to Section 13.1 and which Assignment and Assumption Agreement has been executed by the assignee and the Agent, and "**Lender**" means any one of them;

"**Letter of Credit**" means a letter of credit or letter of guarantee issued by the Working Capital Lender for the account of the Borrower and references to "**Financial Letter of Credit**" means a Letter of Credit securing a payment obligation and "**Performance Letter of Credit**" means a Letter of Credit securing performance of an obligation, with the characterization as between Financial Letter of Credit and Performance Letter of Credit to be made solely by the Working Capital Lender at the time of issuance;

"**Letter of Credit Fee**" means, with respect to a Letter of Credit issued by the Working Capital Lender, a per annum rate equal to the applicable Margin. The Letter of Credit Fee payable in respect of Performance Letters of Credit will be one-half the Letter of Credit Fee as determined aforesaid;

"**Liabilities**" means, with respect to a Person at a time, all the Person's Indebtedness, liabilities and obligations of any nature or kind whatsoever, whether fixed or contingent, absolute or not, determined or undetermined, choate or inchoate;

"**LIBOR**" means, with respect to any LIBOR Interest Period applicable to a LIBOR Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (1/16th%), as the average of the offered quotations appearing on Reuters Page LIBO (or if such Reuters Page LIBO shall not be available, the average of the offered quotations appearing on Telerate Page 3750 or if such Telerate Page shall not be available, any successor or similar services as may be selected by the Agent) for a period equal to the number of days in the applicable LIBOR Interest Period, for deposits in US Dollars of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such LIBOR Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, Conversion Date or a date of a Rollover, as the case may be, for such LIBOR Interest Period. If neither the Reuters Page LIBO, Telerate Page nor any successor or similar service is available, then "LIBOR" shall mean, with respect to any LIBOR Interest Period applicable to a LIBOR Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (1/16th%), at which the Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Agent on the first day of the applicable LIBOR Interest Period, for a period equal to the number of days in such LIBOR Interest Period, for deposits in US Dollars of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such LIBOR Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, Conversion Date or the date of a Rollover, as the case may be, for such LIBOR Interest Period;

"**LIBOR Interest Date**" means the date falling on the last day of each LIBOR Interest Period;

"**LIBOR Interest Period**" means, with respect to each LIBOR Loan, the initial period (subject to availability) of approximately one (1) month, two (2) months, three (3) months or six (6) months (as selected by the Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.7 or 3.8) commencing on and including the Drawdown Date or Conversion Date or a date of a Rollover, as the case may be, applicable to such LIBOR Loan and ending on and including the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one (1) month, two (2) months, three (3) months or six (6) months (as selected by the Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.10) commencing on and including the last day of the prior LIBOR Interest Period; provided that no LIBOR Interest Period may be selected which, in the case of any LIBOR Loan made by a Lender (i) ends after such Lender's Term-Out Date (in the case of LIBOR Loans during the Revolving Period) or its Term Maturity Date (in the case of LIBOR Loans during the Term Period) or (ii) is inconsistent with any reductions required to be made by the Borrower hereunder;

"**LIBOR Loans**" means the Accommodations or any portion thereof, made available by the Lenders to the Borrower pursuant to Sections 3.7, 3.8, 3.16 or 3.17 and outstanding from time to time, which are denominated in US Dollars, as applicable, and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"**Loan Documents**" means this Agreement, each Credit Agreement, the Security, each Bankers' Acceptance, each Confirmation or other contract, agreement or instrument in respect of any Lender Swap or any Transaction thereunder and all other certificates, instruments and documents delivered by or on behalf of any Obligor in connection therewith from time to time;

"**Loans**" means the aggregate principal amount of Accommodations outstanding from time to time by way of Prime Loans, LIBOR Loans and US Base Rate Loans;

"**Majority Lenders**" means:

(a) where there are less than 3 Lenders, all of the Lenders; or

(b) at any time when where there are 3 or more Lenders, Lenders whose Commitments are, in the aggregate, in excess of 66⅔% of the Total Commitment; provided that if the Total Commitment is cancelled or otherwise terminated, those Lenders to whom there is owing 66⅔% or more of the aggregate Outstandings under the Facilities;



"**Mark-to-Market**" means, in respect of any Swap and for any day on which the Mark-to-Market is calculated, the amount, if any, that would be payable by the Borrower or a Borrowing Base Subsidiary to a Swap Lender (expressed as a positive number, a "**Positive Mark-to-Market**") or by such Swap Lender to the Borrower or a Borrowing Base Subsidiary (expressed as a negative number, "**Negative Mark-to-Market**"), estimated by (i) making at mid-market the calculations required by Section 6(c)(ii)(2)(A) of the ISDA Master Agreement between such Swap Lender, on the one hand, and the Borrower or the Borrowing Base Subsidiary, on the other hand, as if such Master Agreement were being terminated as a result of a Termination Event with two Affected Parties on that day of calculation, (ii) determining the "**Termination Payment**" (as defined in the GasEDI) pursuant to a GasEDI as if such GasEDI were being terminated on that day of calculation, or (iii) determining the termination payment required under any

other Term Gas Purchase Agreement. For the purposes of this definition, capitalized terms used in this definition and not defined in this Agreement shall have the meanings ascribed to them in such ISDA Master Agreement;

"**Material Adverse Effect**" means a material adverse effect on (i) the business, financial condition, operations, assets or properties of the Obligors taken as a whole, (ii) the ability of the Borrower to repay the Accommodations or any other amount outstanding hereunder or the ability of any Obligor to pay any of its obligations or contingent obligations under any Loan Document, (iii) the validity or enforceability of this Agreement or any other Loan Document, (iv) the ability of any Obligor to perform its material obligations under the Loan Documents, or (v) the rights, remedies and priority of the Agent and the Lenders under any of the Loan Documents;

"**Material Contract**" means those contracts and documents described in Schedule "I";

"**Maximum Swap Indebtedness**" has the meaning set forth in Section 3.19(b) hereof;

"**Minor Title Defects**" means title defects or irregularities which are of a minor nature if such defects do not constitute Security Interests (other than Permitted Encumbrances) and do not materially detract from the value or use of the Borrower's or any Borrowing Base Subsidiary's title to such property for the purposes for which it is held, or impair its saleability, or cause a material disruption or reduction in the petroleum, natural gas or related hydrocarbons or cash flow (if any) associated therewith;

"**Miscellaneous Interests**" means, in respect of any petroleum, natural gas or related hydrocarbons or Tangibles of any Borrowing Base Subsidiary, all of any of the Borrower's or any Borrowing Base Subsidiary's interest, property and rights at such time, whether contingent or absolute, legal or beneficial, present or future which pertain to such petroleum, natural gas, related hydrocarbons or Tangibles at such time, including:

(a) surface rights which are used or useful in connection with any of such petroleum, natural gas, related hydrocarbons or Tangibles;

(b) permits, licenses, authorizations and deposits relating to any of such petroleum, natural gas, related hydrocarbons or Tangibles, including in respect of facilities, wells and pipelines, or the export, removal, transportation, purchase or sale of petroleum substances; and

(c) books, maps, records, documents, seismic, geological, engineering, data processing, well, plant and other reports, data, information, computer programs or other records which relate to or are used or useful in connection with any of such petroleum, natural gas, related hydrocarbons or Tangibles; contracts, agreements and documents relating to any of such petroleum, natural gas, related hydrocarbons or Tangibles or any rights in relation thereto including title and operating documents (including leases, licenses, reservations, exploration agreements, operating agreements, unit agreements, production sharing agreements, farmin or farmout agreements, royalty agreements, transportation and processing agreements and agreements for the construction, ownership and/or operation of Tangibles);

"**Mustang**" means Mustang Resources Inc., a corporation incorporated under the ABCA;

"**Mustang Partnership**" means the Mustang Resources Partnership an Alberta general partnership formed under the laws of Alberta whose partners Thunder and 1024391;

"**Mustang Partnership Agreement**" means the partnership agreement dated as of April 1, 2003 between Mustang and 1024391 pursuant to which the Mustang Partnership was formed, and as hereafter amended, and then restated or otherwise supplemented as permitted hereunder;

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate in paragraph (a) of the definition thereof and the lesser of items b(i) or (ii), as applicable of such definition;

"**Non-Acceptance Lender**" is a Lender which is not a Schedule I Lender, Schedule II Lender or Schedule III Lender;

"**Non-Agreeing Lender**" has the meaning ascribed thereto in Section 3.3(g);

"**Note Indenture**" means the note indenture dated June 30, 2005 between AcquisitionCo and Olympia governing the issuance of the 12% unsecured subordinated promissory notes of AcquisitionCo and, upon completion of the Arrangement, of the Borrower;

"**Note Subordination Agreement**" means the agreement dated July 7, 2005 between the Note Trustee and the Agent confirming, inter alia, the ability of the Agent on behalf of the Lenders to enforce the subordination provisions of the Note Indenture;

"**Note Trustee**" means a Person duly appointed and acting in the capacity of trustee on behalf of the holders of promissory notes issued under the Note Indenture, being Olympia on the date hereof, or its successor or successors thereunder from time to time under the Note Indenture and as permitted by the terms of this Agreement;

"**Notes**" means an unsecured subordinated promissory note with the terms and in the amount provided in the Plan, issued by AcquisitionCo under the Arrangement and, after the Arrangement any other notes issued by the Borrower under the Note Indenture;

"**NPI Agreement**" has the meaning ascribed thereto in Section 9.2(b), as such agreement is amended, amended and restated, or otherwise supplemented, as permitted hereunder;

"**1 Month B/A Rate**" means on any day the CDOR Rate hereunder (determined as of 10:00 a.m. Toronto time on such day) which would be applicable in respect of an issuance of 30 day Bankers' Acceptances in an aggregate amount of Cdn. $10,000,000 issued on such day, or if such day is not a Business Day, then such rate as determined at such time on the immediately preceding Business Day;

"**Obligors**" means, collectively, the Borrower, the Trust and each Borrowing Base Subsidiary and "**Obligor**" means any of them;

"**Olympia**" means Olympia Trust Company;

"**Operator**" means, in respect of any of the Hydrocarbon Rights, such Person as has from time to time been appointed by the Borrower or a Borrowing Base Subsidiary, or its predecessor in title to conduct the development and operation of such Hydrocarbon Rights and as used hereunder, where the context requires, means collectively all such Persons in respect of all of the Hydrocarbon Rights;

"**Other Taxes**" means all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document;

"**Other Notes**" means the notes defined as such in the Trust Indenture;

"**Outstandings**" at a time means the aggregate at the time of:

(a) the Equivalent Amount in Canadian Dollars of the principal amounts outstanding of, and all overdue and unpaid interest outstanding in respect of, Prime Loans, US Base Rate Loans and LIBOR Loans, and an amount equal to the amount required to be repaid on the maturity of any BA Equivalent Advance in respect of such BA Equivalent Advance;

(b) the face amount of outstanding Bankers' Acceptances;

(c) the Equivalent Amount in Canadian Dollars of outstanding Letters of Credit; and

(d) the Equivalent Amount in Canadian Dollars of Indebtedness of the Borrower and any Borrowing Base Subsidiary to the Lenders or the Agent under any Loan Document (excluding Swap Facilities) not included in any of the foregoing;

"**Overdraft**" means, in respect of the Working Capital Facility an amount owing by the Borrower to the Working Capital Lender from time to time as a result of clearance of cheques or drafts drawn on, or transfers of funds from, accounts of the Borrower maintained with the Working Capital Lender at its Branch of Account in US Dollars or Canadian Dollars for such purpose, including, without limitation, as a result of payment in respect of any Letter of Credit or Bankers' Acceptance;

"**Participant**" has the meaning assigned to such term in Section 13.1(d);

"**Partnership**" means Thunder Energy Partnership, an Alberta general partnership formed under the laws of Alberta whose partners are Thunder and 832033;

"**Partnership Agreement**" means the partnership agreement dated as of June 1, 2001 between Thunder and 832033 pursuant to which the Partnership was formed, as amended as of November 23, 2004, and as hereafter amended, amended and restated or otherwise supplemented as permitted hereunder;

"**Partnership Units**" means any issued and outstanding partnership units or interests in the Partnership from time to time;

"**Performance Letter of Credit**" means a Letter of Credit issued hereunder to secure the performance of an obligation of an Obligor which, as determined by the Working Capital Lender in its sole discretion, is not purely, or substantially, financial in nature;

"**Permitted Assignee**" has the meaning assigned to such term in Section 13.1;

"**Permitted Encumbrances**" means any of the following:

(a) liens incurred or created in the ordinary course of business to the extent that the same arise under pooling or unitization agreements;

(b) all reservations in the original grant from the Crown of any lands or interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(c) overriding and other royalties payable in respect of Hydrocarbon Rights by the Borrower or any Borrowing Base Subsidiary and which were created or assumed in the ordinary course of business at the time such Hydrocarbon Rights are acquired by the Borrower or such Borrowing Base

Subsidiary and not as a means of raising borrowed monies or becoming, directly or indirectly, liable on or in any way supporting or facilitating the payment, satisfaction or discharge of the Indebtedness, liabilities or obligations of any Person; provided that in respect of the Borrowing Base Assets, such royalties are either accounted for in the most recent Engineering Report delivered hereunder or do not have any material value in relation to the property affected thereby;

(d) liens for taxes, assessments or governmental charges not due or delinquent or the validity of which the applicable Obligor shall be contesting in good faith and in respect of which such contest will involve no risk of forfeiture of any material property, asset or undertaking;

(e) the lien of any judgment rendered, or claim filed, against the Borrower or any Borrowing Base Subsidiary which the Borrower or the applicable Borrowing Base Subsidiary shall be contesting in good faith and in respect of which such contest will involve no risk of forfeiture of any material property, asset or undertaking;

(f) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Applicable Law against any Obligor or any of their respective properties or in respect of which no steps or proceedings to enforce the lien have been initiated or which relate to obligations not due or delinquent;

(g) liens incurred or created in the ordinary course of business and in accordance with sound industry practice on any petroleum and natural gas rights or production of hydrocarbons therefrom as security in favour of an arm's length Person who is conducting the development or operation of the property to which such petroleum and natural gas right relates, for the Borrower's or any Borrowing Base Subsidiary's portion of the costs and expenses of such development or operation provided that such amounts are not due or delinquent;

(h) easements, rights-of-way, servitudes or other similar rights in and (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which either alone or in the aggregate do not detract from the value of such land or materially impair its use in the operation of the Borrower's or any Borrowing Base Subsidiary's business;

(i) security given by any the Borrower or Borrowing Base Subsidiary to a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of the Borrower or any Borrowing Base Subsidiary in connection with the Borrower or such Borrowing Base Subsidiary's operations provided such security does not either alone or in the aggregate materially detract from the value of the property or assets affected thereby or materially impair its use in the conduct of the Borrower or such Borrowing Base Subsidiary's business;

(j) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Borrower or any Borrowing Base Subsidiary or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) Security Interests on, or conditional sales or title retention documents or leases of, equipment or intellectual property granted or assumed to secure only the unpaid purchase price thereof provided such Security Interest is limited to the equipment or intellectual property acquired and is

created, issued or assumed concurrently therewith and provided further that in respect of any such Security Interest the amount secured thereby is not in excess of Cdn. $1,000,000 and that, at any time, the aggregate amount secured by all such Security Interests is not in excess of Cdn. $5,000,000;

(l) liens on cash or marketable securities of an Obligor granted in connection with foreign exchange risk management, interest rate risk management or commodity price risk management arrangements (other than the Swap Facilities) provided the fair market value of all such cash and marketable securities is not at any time in excess of an amount equal to Cdn. $2,500,000, such liens only secure the obligations of the applicable Obligor under such arrangements and the obligations secured by such liens are not due and delinquent; or

(m) all such other claims and encumbrances as are specifically disclosed by notice in writing from the Borrower to the Agent to the extent that the Agent, by specific notice in writing to the Borrower, advises the Borrower that the Majority Lenders agree to accept the aforesaid claims and encumbrances as Permitted Encumbrances for the purposes of this Agreement;

"**Permitted Investments**" shall mean:

(a) direct obligations of Canada or any province thereof, or of any agency of any thereof, or obligations guaranteed as to principal and interest by Canada or any province thereof or by an agency of any thereof, in any case maturing not more than 90 days from the date of acquisition thereof;

(b) certificates of deposit issued or bankers' acceptances issued by any Lender or any other bank or trust company organized under the law of Canada rated A-1 or better by Standard & Poor's Rating Group or P-1 or better by Moody's Investor Service, Inc., maturing not more than 90 days from the date of acquisition thereof;

(c) commercial paper rated A-1 or better or P-1, R-1 lower or A-1 or better by Standard & Poor's Rating Group, a division of McGraw-Hill, Inc., Moody's Investor Service, Inc. or Dominion Bond Rating Service Limited, respectively, maturing not more than 90 days from the date of acquisition thereof;

(d) commercial paper rated A-2 or better or P-2 or better by Standard & Poor's Rating Group or Moody's Investor Services, Inc., respectively, maturing not more than 30 days from the date of acquisition thereof;

(e) Voting Shares of a Target where such Voting Shares are listed for trading on a recognized stock exchange in Canada, if (i) such Voting Shares are acquired for the sole purpose of effecting a takeover bid or similar acquisition of the Target to qualify it as a Borrowing Base Subsidiary, (ii) such Investment is permitted pursuant to the provisions of Section 3.6, (iii) the aggregate amount of such Investments are not individually, or in the aggregate, in any 12 month period in excess of [redacted] and (iv) the Target becomes a Borrowing Base Subsidiary within 6 months of the first date of the acquisition of the Voting Shares of the Target, or such Voting Shares have been sold or otherwise absolutely disposed of by the applicable Obligor within such 6 month period;

(f) Permitted Swaps; and

(g) Guarantees and Indebtedness permitted by the terms of this Agreement;

"**Permitted Swap**" means, any Lender Swap permitted pursuant to the provisions of Section 9.2(k);

"**Person**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity;

"**Plan**" means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement;

"**Prepaid Gas Obligations**" means (i) "**take-or-pay**" or similar Liabilities of the Borrower or any Borrowing Base Subsidiary whereby such Person as purchaser is obligated to settle, at some future date, payment in respect of petroleum substances, whether by deliveries (accelerated or otherwise) of petroleum substances, payment of money or otherwise howsoever, including all such obligations for which such Person is liable without having received and retained a payment therefor or having assumed such obligations or (ii) a Liability of the Borrower or any Borrowing Base Subsidiary whereby such Person, in respect of payments received by it is obligated to settle, at some future date by deliveries of petroleum substances, the obligation arising from any such payment received;

"**Prime Loans**" means the Accommodations or any portion thereof made available by the Lenders to the Borrower pursuant to Sections 3.7, 3.8, 3.14, 3.16 or 3.17 and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"**Prime Rate**" means, with respect to Prime Loans, the greater on any day of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada; and

(b) a rate of interest per 365 day period equal to the sum of the 1 Month B/A Rate plus 1%;

"**Priority Amount**" has the meaning provided for by, and is calculated in accordance with, the provisions of Section 3.19(b);

"**Production Demand for Repayment**" means an Acceleration Notice given hereunder in respect of any Accommodations outstanding hereunder;

"**Production Facility**" has the meaning set forth in Section 3.1(a) hereof;

"**Production Facility Commitment**" means, with respect to each Lender, such Lender's obligation under the Production Facility to make Accommodations by way of Loans and Bankers' Acceptances available to the Borrower under the Production Facility in an aggregate amount not at any time in excess of the amount set forth opposite such Lender's name on the signature pages hereto or in the Assignment and Assumption Agreement of such Lender, as such amount is reduced on August 8, 2005 and as may thereafter be cancelled, reduced or terminated from time to time pursuant to the provisions of this Agreement or reduced as a result of any subsequent Assignment and Assumption Agreement entered into by it;

"**Production Indebtedness**" means the Equivalent Amount in Canadian Dollars of the outstanding principal amount of all Accommodations made available to the Borrower under the Production Facility, such amount being determined by including for purposes hereof, the principal amount of all outstanding Loans, the face amount of all outstanding Bankers' Acceptances and the principal amount of any other Indebtedness for Borrowed Money under the Production Facility not included in the foregoing, together with all interest, fees and other amounts payable thereon or in connection therewith;

"**Production Lender**" means any Lender which has a Production Facility Commitment hereunder;

"**Production Payment**" means:

(a) the sale (including any forward sale) or other transfer of any petroleum substances, whether in place or when produced, for a period of time until, or for an amount such that, the purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such product; or

(b) any other interest in property of the character commonly referred to as a "production payment";

"**Purchasing Lender**" has the meaning ascribed thereto in Section 3.3(g);

"**Rateable**" and "**Rateably**" means, subject to adjustment pursuant to Section 10.8(c), the proportion that the amount of the Production Indebtedness, Working Capital Indebtedness and Swap Indebtedness (limited to the Priority Amount of any Swap Lender) of any Swap Lender or Lender (as the case may be) bears to the aggregate of the Production Indebtedness, Working Capital Indebtedness and Swap Indebtedness (limited to the Priority Amounts of all Swap Lenders), as determined at the Adjustment Time;

"**Realization Proceeds**" has the meaning ascribed in Section 10.7;

"**Redemption Notes**" means the notes defined as such in the Trust Indenture;

"**Reference Lenders**" means, if there is only one Lender which is a bank under Schedule II or Schedule III to the *Bank Act* (Canada), such Lender and, if there is more than one such Lender, any two of such Lenders agreed to by the Borrower and the Agent from time to time;

"**Registrar**" means the Registrar of Corporations under the ABCA;

"**Related Parties**" means, with respect to any Person, such Person's Subsidiaries and the directors, officers, employees, agents and advisors of such Person and of such Person's Subsidiaries;

"**Release**" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred):

(a) contrary to any Applicable Laws, Governmental Action, the terms of any title or operating document, or to any other authorization, permit or license; or

(b) harmful to any Person, any property or the environment;

"**Replacement Lender**" has the meaning ascribed to it in Section 3.3(h);

"**Request for Extension**" means a request of the Borrower in the form attached as Schedule "J";

"**Revolving Lender**" has the meaning ascribed to it in Section 3.3(a);

"**Revolving Period**" means, in respect of each Lender, the period from the Effective Date until its Term-Out Date;

"**ROFR**" means, in relation to any of the Hydrocarbon Rights, an option, right of first refusal, right to first purchase, right of first offer or similar right;

"**Rollover**" means:

(a) with respect to any LIBOR Loan, the continuation of all or a portion of such LIBOR Loan (subject to the provisions hereof) for an additional LIBOR Interest Period subsequent to the initial or any subsequent LIBOR Interest Period applicable thereto; and

(b) with respect to Bankers' Acceptances, the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or any portion of Bankers' Acceptances which are maturing, all in accordance with Section 3.11 hereof;

"**Schedule I BA Reference Lenders**" means BMO and such other Schedule I Lender or Schedule I Lenders as may from time to time be designated by the Agent for such purpose;

"**Schedule I Lender**" means a Lender which is a Canadian chartered bank listed on Schedule I to the *Bank Act* (Canada);

"**Schedule II Lender**" means a Lender which is a Canadian chartered bank listed on Schedule II to the *Bank Act* (Canada);

"**Schedule III Lender**" means a Lender which is a Canadian chartered bank listed on Schedule III to the *Bank Act* (Canada);

"**Scheduled Reduction**" has the meaning assigned to such term in Section 4.1(a);

"**Securities**" means any stock, shares, units, instalment receipts, voting trust certificates, or other equity or equity-like securities including, without limitation, preferred shares commonly referred to as "**COPRS**", bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interests, shares, or participations in temporary or interim certificates for, receipts for, guarantees of or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing;

"**Security**" means all documents, instruments or agreements directly or indirectly assuring or securing the Lenders or Swap Lenders in respect of the Lender Outstandings, and any amendments to any of the foregoing; any indentures or instruments supplemental to or an implementation of any of the foregoing; and any and all other documents, instruments or agreements pursuant to which the Agent or any Lender or Swap Lender is assured or granted or receives a Security Interest pursuant to the terms hereof (including as provided in Sections 3.5(i) and 6.1 or either thereof) and for the purposes of this Agreement includes the Subordination Agreement, the Note Subordination Agreement and the Convertible Debenture Subordination Agreement;

"**Security Interest**" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease) or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

"**Services Agreements**" means the technical services agreements each made as of July 7, 2005 between Thunder and each of Alberta Clipper, Ember and Valiant and pursuant to which Thunder will provide certain administrative and technical services to each of Alberta Clipper, Ember and Valiant, as amended, amended and restated or otherwise supplemented, as permitted hereunder;

"**Standby Fee Rate**" means, at any time, the rate, expressed as a rate per annum based on a year of 365 days as set out as the Margin for the standby fees in the table set forth in the definition of Margin;

"**Subordination Agreement**" means the subordination agreement dated as of July 7, 2005 between, *inter alia*, the Trustee, the Borrower, the Partnership, 832033, 1024391, the Mustang Partnership, the Agent and the Lenders, as from time to time amended or amended and restated;

"**Subsidiary**" means:

(a) a Person of which another Person alone or in conjunction with its other Subsidiaries owns an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors (or other Persons performing similar functions) regardless of the manner in which other Voting Shares are voted;

(b) a Person of which another Person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other Persons performing similar functions) or otherwise exercise control over the management and policies of such Person;

(c) any trust of which a Person holds 50% or more of the equity or beneficial interests therein;

(d) any partnership or joint venture of which the Person:

(i) is the general or managing partner; or

(ii) directly or indirectly, owns more than 50% of the equity or beneficial interest thereof,

and shall include any Person in like relation to a Subsidiary;

"**Subsidiary Guarantee**" means a guarantee in the applicable form included in Schedule "F", with such changes as the Agent may approve;

"**Support Agreement**" means the agreement between the Trustee, Thunder and ExchangeCo dated as of July 7, 2005 in respect of the exchange of Exchangeable Shares, as amended, amended and restated or otherwise supplemented as permitted hereunder;

"**Swap**" means any Commodity Swap, Currency Swap, Interest Swap or Term Gas Purchase Agreement;

"**Swap Demand for Repayment**" means a demand made by a Swap Lender pursuant to and in accordance with an agreement evidencing a Lender Swap demanding repayment of all Indebtedness relating thereto and shall include, without limitation, any notice under any agreement evidencing a Lender

Swap which, when delivered, would require an early termination thereof and may require a payment by the Borrower or a Borrowing Base Subsidiary in settlement of obligations thereunder as a result of such early termination;

"**Swap Facility**" means a swap or hedging facility made available to the Borrower or a Borrowing Base Subsidiary by a Swap Lender as permitted by Section 3.19;

"**Swap Indebtedness**" means:

(a) at any time prior to the Adjustment Time, an amount determined by the Agent by:

(i) calculating, for each Swap Lender, the difference, if positive, after summing all the Positive Mark-to-Market positions of its Lender Swaps and deducting the sum of the Negative Mark-to-Market positions for its Lender Swaps with the Borrowing Base Obligors or any of them; and

(ii) when such term is used in reference to all Swaps with all Swap Lenders, adding together the aggregate net amounts calculated in (a)(i) above for all Swaps with the Swap Lenders; and

(b) after the Adjustment Time, an amount being determined by each Swap Lender by:

(i) calculating for each of its Lender Swaps with any Obligor, the Termination Amount, and determining the difference, if positive, of the aggregate net amounts payable by such Obligor to such Swap Lender; and

(ii) when such term is used in reference to all Swap Lenders, adding together the amount calculated in (b)(i) above for all Swap Lenders;

"**Swap Lender**" means a Person, which at the time that it entered into any Swap with any Obligor, was a Lender, or an Affiliate of a Lender which has entered into an agreement with the Borrower, such Lender, the Agent, the Lenders and (if different than the Lenders) the Swap Lenders agreeing to be bound by this Agreement in form and substance satisfactory to the Agent and which shall provide that such Lender shall at all times remain liable for the obligations of such Affiliate under this Agreement;

"**Takeover**" means a Takeover as defined in Section 3.6;

"**Tangibles**" means, in respect of the Borrower or any Borrowing Base Subsidiary at any time, all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, of the Borrower or any Borrowing Base Subsidiary (as the case may be) at such time in and to any tangible property, apparatus, plants, equipment, machinery and fixtures, fixed or non-fixed, real or personal, used or capable of use in exploiting any petroleum substances including:

(a) systems, plants and facilities used or useful in producing, gathering, compressing, processing, treating, refining, storing, transporting or shipping petroleum substances;

(b) tangible property and assets used or intended for use in exploration, producing, storing, injecting or removing petroleum substances; and

(c) all extensions, additions and accretions to any item described in items (a) or (b) above;

"**Target**" has the meaning ascribed thereto in Section 3.6;

"**Taxes**" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto;

"**Term Maturity Date**" means, in respect of each Lender, the date which is two years after the Term-Out Date of such Lender, as such Term-Out Date may be extended hereunder;

"**Term-Out Date**" means, in respect of each Lender;

(a) April 30, 2006; and

(b) if the Term-Out Date is extended pursuant to Section 3.3, that date which is 364 days after its then current Term-Out Date;

"**Term Gas Purchase Agreement**" means a Gas EDI or any other commodity swap effected by way of a physical gas purchase and sale agreement between the Borrower or a Borrowing Base Subsidiary and a Swap Lender;

"**Term Period**" means, for each Lender, the period commencing on its Term-Out Date and ending on its Term Maturity Date;

"**Termination Amount**" means, in respect of a Lender Swap on any day, the amount (whether positive or negative) determined by the Swap Lender thereunder in accordance with the terms thereof as of the close of business as though such day were an "Early Termination Date" and the Swap was a "Terminated Transaction" in accordance with the payment measures provided for in Section 6(e) of the ISDA Master Agreement between the Borrower or any Borrowing Base Subsidiary and such Swap Lender, with any such Termination Amount being expressed in Canadian dollars and all defined terms used in this definition and not otherwise defined in this Agreement have the meaning ascribed thereto in such ISDA Master Agreement;

"**Termination Event**" means:

(a) an automatic acceleration of the repayment of Indebtedness outstanding hereunder without any notice being required thereunder from the Agent or any Lender, as the case may be; and

(b) an automatic early termination of obligations relating to a Lender Swap, without any notice being required from a Swap Lender;

"**Thunder**" means Thunder Energy Inc., a corporation incorporated under the ABCA, and the corporation continuing as the Borrower after the Amalgamation; and for the purposes of this Agreement means Thunder in its own right and personal capacity and in its capacity as Administrator, as applicable;

"**Thunder Shares**" means any issued and outstanding shares or securities in the capital of Thunder from time to time;

"**Thunder Trustees**" means, collectively, the Note Trustee and the Trustee and "**Thunder Trustee**" means either of them;

"**Total Commitment**" means the aggregate of the Working Capital Facility Commitment and the Production Facility Commitment of each Lender, as hereafter decreased, cancelled or terminated from time to time pursuant to this Agreement;

"**Transaction**" has the meaning ascribed thereto in the applicable ISDA Master Agreement between the Borrower or a Borrowing Base Subsidiary and a Swap Lender;

"**Trust**" means Thunder Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture and for purposes of this Agreement reference to the Trust includes reference to the Trustee;

"**Trust Activities**" means the operation of the Trust as an open-ended unincorporated investment trust in accordance with and subject to the restrictions set out in the Trust Indenture;

"**Trust Fund**" shall have the meaning ascribed to that term in the Trust Indenture on the date hereof;

"**Trust Guarantee**" means the guarantee dated as of July 7, 2005 granted by the Trustee in favour of the Agent, as amended, amended and restated or modified from time to time;

"**Trust Indebtedness**" means all present and future obligations, liabilities and indebtedness of the Borrower or any Borrowing Base Subsidiary to the Trust howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again, and whether bound alone or with others, and whether as principal or surety;

"**Trust Indenture**" means the trust indenture dated as of May 31, 2005 between Olympia, as trustee, April Maynes as settlor, and Thunder Energy Inc., as amended and restated as of June 30, 2005 and as hereafter amended, amended and restated, or otherwise supplemented, as permitted hereunder;

"**Trust Structuring Documents**" means the Trust Indenture, the Administration Agreement and each other agreement, document or instrument pursuant to which the structure of the Trust is effected and managed;

"**Trust Units**" means the trust units of the Trust representing beneficial ownership interests therein and created, issued and certified under the Trust Indenture as from time to time outstanding and entitled to the benefits thereof;

"**Trustee**" means a Person duly appointed and acting as trustee on behalf of the Unitholders pursuant to the Trust Indenture, being Olympia on the date hereof, or its successor or successors thereunder from time to time;

"**Unitholders**" means the registered holders from time to time of the Trust Units;

"**US Base Rate**" means, with respect to US Base Rate Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on US Dollar denominated commercial loans made by the Agent in Canada; and

(b) a rate of interest per 365 day period equal to the Fed Funds Rate plus 100 bps,

provided that, if the rates of interest in (a) and (b) above are equal, then the "US Base Rate" shall be the rate specified in (a) above;

"**US Base Rate Loans**" means the Accommodations or any portion thereof, made available by the Lenders to the Borrower pursuant to either Sections 3.7, 3.8, 3.14, 3.16 or 3.17 and outstanding from time to time, which are denominated in US Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"**US Dollars**" and the symbol "US$" each means lawful money of the United States of America;

"**Valiant**" means Valiant Energy Inc., a corporation incorporated under the ABCA;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated July 7, 2005 between the Trust, Thunder, ExchangeCo and Olympia Trust Company in relation to the Exchangeable Shares, as amended, amended and restated, or otherwise supplemented, as permitted hereunder;

"**Voting Shares**" means share capital of any class of any corporation or other ownership or beneficial interests of any other Person which carries voting rights to elect the board of directors or other Persons performing similar functions under any circumstances, but shares or other ownership or beneficial interests which only carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event, nor shall any shares or other ownership or beneficial interests be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares or other ownership or beneficial interests of another class or classes by reason of the happening of such event;

"**Working Capital Facility**" has the meaning set forth in Section 3.1(a)(ii) hereof;

"**Working Capital Facility Commitment**" means the obligation of the Working Capital Lender to make Accommodations available to the Borrower in an aggregate amount not at any time in excess of the Working Capital Facility Amount, as such amount may hereafter be cancelled, reduced or terminated from time to time pursuant to the provisions of this Agreement;

"**Working Capital Indebtedness**" means the Equivalent Amount in Canadian Dollars of the outstanding principal amount of the Working Capital Facility, such amount being determined by including (subject to Section 10.8), for purposes thereof the principal amount of all outstanding Loans, the undrawn amount of all outstanding Letters of Credit and the principal amount of any other Indebtedness for Borrowed Money under the Working Capital Facility not included in the foregoing, together with all interest, fees and other amounts payable thereon or in connection therewith; and

"**Working Capital Lender**" means the Lender which from time to time has the Working Capital Facility Commitment hereunder, and which on the Effective Date is BMO.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Terms Generally

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise:

(a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein);

(b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns;

(c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections and Schedules shall be construed to refer to Articles and Sections of and Schedules to this Agreement;

(e) "month" means calendar month, "quarter" means calendar quarter; and

(f) "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, facsimile, telegraph or electronic mail.

1.4 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.5 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the City of Toronto, Ontario.

1.6 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations and warranties the Borrower hereby acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement) that:

(a) **Corporate or Partnership Existence:** each Obligor which is a corporation or partnership is duly incorporated or formed, organized and validly existing and each is in good standing under the laws of its jurisdiction of organization, and is duly registered and qualified to carry on business under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification;

(b) **Existence of Obligors:** each Obligor which is a trust has been duly formed and is subsisting under the laws of the Province of Alberta and is duly qualified as a trust under the laws of each other jurisdiction in Canada in which the nature of any trust activities carried on by it or the character of its properties and assets requires such registration and qualification;

(c) **Corporate or Partnership Power:** each Obligor which is a corporation or partnership has full corporate or partnership, as applicable, power and capacity to own its properties and assets and conduct its business as presently conducted and to perform its obligations under any Material Contract to which it is a party;

(d) **Trust Power:** the Trustee has full trust power and capacity to own its properties and assets and conduct its activities as presently conducted or as presently contemplated to be conducted and to perform its obligations under any Material Contract to which it is a party;

(e) **Thunder Trustees:** Olympia is sole trustee of the Trust and Olympia is the sole trustee under the Note Indenture;

(f) **Corporate, Partnership or Trust Authorization:** the execution, delivery and performance by each Obligor which is a corporation, partnership or trust of each Loan Document to which it is a party have been duly authorized by all necessary corporate, partnership or trust action, as applicable, and are within its corporate, partnership or trust power and capacity, as applicable;

(g) **Execution and Binding Obligation:** each Loan Document and Material Contract (i) has been duly executed and delivered by each party thereto; (ii) is a legal, valid and binding obligation of each party thereto enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (iii) does not and will not violate any provision of law, the articles, by-laws, partnership agreement or other constating documents of any Obligor or the Trustee, or of the Trust Structuring Documents, as applicable, and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest (other than pursuant to the Loan Documents) upon any of its property or assets pursuant to, any indenture or other agreement or instrument or by which it or its property may be bound or affected; and (iv) the execution, delivery and performance by each Obligor of each Loan Document and Trust Structuring Document to which it is a party does not require any Governmental Action, license, consent or approval of or notice to or filing with any

Governmental Authority (except as have been obtained and which are in full force and effect) and does not and will not contravene any provision of Applicable Law or any Governmental Action applicable to any Obligor, the Trustee or any of their respective assets;

(h) **Title to Assets:** the Borrower and each Borrowing Base Subsidiary has good and marketable title to its Borrowing Base Assets free and clear of all claims and encumbrances other than Permitted Encumbrances and Minor Title Defects;

(i) **Default of Other Contracts and Applicable Laws:** no Obligor is in breach or default of, nor has any event or circumstance occurred, which, but for the passage of time or the giving of notice, or both, would constitute a breach or default, under any agreement or instrument by which it or any of its respective properties, assets or undertakings are bound, and which breach, default, event or circumstance could reasonably be expected to have a Material Adverse Effect;

(j) **Litigation:** there are no actions, suits or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened against any Obligor at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind which could reasonably be expected to have, if adversely determined, a Material Adverse Effect, and no Obligor is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind which, in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(k) **Engineering Information:** all engineering data, production and cash flow projections and other data provided to the Agent by any Obligor (including the most recent Engineering Report) in respect of the Borrowing Base Assets and, if applicable, any other properties, assets and undertakings of any Obligor, fairly and properly reflects the interest of any Obligor each Obligor therein and thereto as of the date thereof, net of all royalties and other burdens affecting same;

(l) **Financial Condition:** the pro forma consolidated financial statements for the Trust and the Borrower set forth in the Information Circular fairly present the pro-forma consolidated financial condition of the Trust and the Borrower as at the dates specified in the Information Circular in accordance with GAAP. All other financial statements of the Trust or any Obligor now or hereafter submitted to the Agent fairly reflect, as of the dates thereof, the consolidated financial condition of the Trust or such Obligor as applicable and the results of its operations for the periods covered thereby, have been prepared in accordance with Generally Accepted Accounting Principles and, from the date of the latest of such financial statements submitted to the Agent, there has been no material adverse change in the consolidated financial condition of the Trust or any Obligor, as applicable, or its properties, assets, condition or undertakings which has not been disclosed in writing to the Agent;

(m) **Financial Assistance:** no Obligor has provided any Financial Assistance to any Person or Persons with the exception of (i) Financial Assistance provided by the Trust to the Borrower or a Borrowing Base Subsidiary, by the Borrower to a Borrowing Base Subsidiary or by a Borrowing Base Subsidiary to the Borrower or to another Borrowing Base Subsidiary, and (ii) Financial Assistance provided by the Obligors pursuant to the Loan Documents;

(n) **Subsidiaries:** as of the date hereof, the Trust has no Subsidiaries other than the Partnership, ExchangeCo, 832027, 832033, 1024391, the Partnership, the Mustang Partnership and Thunder all of which are wholly-owned (directly or indirectly) by the Trust, other than any Exchangeable

Shares issued by the Borrower on the date hereof pursuant to the Arrangement, and there are no outstanding options (other than, for the 30 day period following completion of the Arrangement, those existing Mustang, Forte and Thunder options convertible to options to acquire Trust Units in accordance with the terms of the Arrangement), warrants or other rights to acquire any shares, trust units, limited partnership interests or other beneficial interests in any Subsidiary of the Trust. ExchangeCo and 832027 do not own any material assets nor do they have any material liabilities;

(o) **Taxes:** the Trust and its Subsidiaries have filed all tax returns which were required to be filed, have paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, and have provided adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(p) **Insurance:** the Borrower and each Borrowing Base Subsidiary, has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations and providing such coverage as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where its properties and operations are located;

(q) **Compliance with Laws:** each Obligor is in compliance with all Applicable Laws except to the extent failure to so comply could not reasonably be expected to have a Material Adverse Effect;

(r) **Environmental Laws:** the Borrower and each Borrowing Base Subsidiary has obtained all permits, licenses and other authorizations which are required under all Environmental Laws, except to the extent failure to have any such permit, license or authorization could not reasonably be expected to have a Material Adverse Effect; and the Borrower and each Borrowing Base Subsidiary is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to comply could not reasonably be expected to have a Material Adverse Effect;

(s) **Environmental Condition of Property:** the properties and assets of the Borrower and Borrowing Base Subsidiaries:

(i) are not the subject of any outstanding orders from a government agency or otherwise alleging violation of any Environmental Laws; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws,

except to the extent that it could not reasonably be expected to have a Material Adverse Effect;

(t) **Information and Disclosure:** the Obligors have given to the Lenders or the Agent all material information in the possession of or available to them and relevant to the assessment of credit facilities of the type herein contemplated and, in addition, all information necessary to make any statements contained herein or in the Information Circular not misleading in the light of the circumstances in which they were given, and the Borrower is not aware of any fact or event, the occurrence of which could reasonably be expected to have a Material Adverse Effect. In particular and without limiting the generality of the foregoing, the Obligors have disclosed and provided to the Lenders or the Agent all documents or agreements entered into by the Borrower

or any other Obligor relating to or relevant to the structure of the Trust and have not omitted or failed to provide any information which would be material or pertinent to the Lenders' review and assessment of the structure of the Trust. To the best of the Borrower's knowledge, information and belief, all information, materials and documents delivered by or on behalf of any other Obligor to the Agent or any of the Lenders in contemplation of the transactions or Security contemplated by this Agreement or as required by the terms of this Agreement were true, complete and accurate in all material respects as at their respective dates;

(u) **Arrangement:** as of the completion of the Arrangement:

(i) there are no material proceedings or threatened actions, suits, litigation or other proceedings contesting the consummation of the Arrangement;

(ii) the consummation of the Arrangement does not violate or contravene any Applicable Law or conflict with a result and a result any obligations of the Borrower or any Borrowing Base Subsidiary or any contract to which the Borrower or any Borrowing Base Subsidiary is a party or by which its assets are bound and the effect of which in any case could reasonably be expected to have a Material Adverse Effect;

(iii) all licences, consents or approvals of or notice to or filings with any Governmental Authority that are necessary or required to be made or obtained in respect of the Arrangement have been made or obtained and are in full force and effect; and

(iv) no Default or Event of Default has resulted or will result in the completion of the Arrangement; and

(v) **Events of Default:** no Default or Event of Default has occurred and is continuing.

2.2 Effective Time of Representations and Warranties

Notwithstanding any provision of this Agreement to the contrary and subject to Section 8.1, the representations and warranties contained in Section 2.1 shall be deemed to be made on the Effective Date and thereafter such representation and warranties shall be deemed to be made at the time of each Drawdown, Rollover and Conversion.

ARTICLE 3
THE CREDIT FACILITIES

3.1 Establishment of the Facilities

(a) **Obligations of Lenders:** the Lenders shall, subject to the terms and conditions of this Agreement, make Accommodations available to the Borrower up to the aggregate amount of their Commitments for the purposes set forth in Section 3.4 and more specifically:

(i) to the extent of their respective Production Facility Commitments, by way of a credit facility in the maximum principal amount not exceeding in the aggregate for all Lenders, the Production Facility Amount (the "**Production Facility**"); and

(ii) by way of a revolving working capital facility by the Working Capital Lender only in a maximum principal amount not exceeding the Working Capital Facility Amount (the "**Working Capital Facility**"); and

(b) **Maximum Amount:** at no time shall the aggregate of Outstandings under the Facilities exceed the Total Commitment.

3.2 Revolving Feature

The Indebtedness of the Borrower to a Revolving Lender during its Revolving Period may, within the limits herein provided, increase and decrease and the Borrower may borrow, repay and borrow again in Canadian Dollars and/or U.S. Dollars and obtain credit pursuant to the availment options described in Section 3.7 until the end of the Revolving Period of such Revolving Lender. Thereafter, the Borrower may effect Conversions and Rollovers in respect of its Indebtedness to such Lender under the Facilities, but other than in respect of such Conversions or Rollovers, all principal payments or repayments to such Lender under the Facilities shall reduce its Commitment. The Indebtedness to the Borrower under the Working Capital Facility may, within the limits herein provided, increase and decrease and the Borrower may, borrow, repay and borrow thereunder prior to the Term-Out Date of the Working Capital Lender.

3.3 Extension of Term-Out Date and Revolving Period

(a) **Request for an Extension:** The Borrower may, from time to time and provided there is no Default which is continuing, request an offer to extend the Term-Out Date of each Lender that is not then a Non-Agreeing Lender (a "**Revolving Lender**") by sending to the Agent at the Agent's Branch of Account a Request for Extension in duplicate not less than sixty (60) days and not more than ninety (90) days prior to the then current Term-Out Date and the Agent shall forthwith notify such Revolving Lenders of such request. Each such Revolving Lender shall advise the Agent as to whether it agrees with such request not later than thirty (30) days prior to the then current Term-Out Date, provided that in the event such Lender does not so advise the Agent by such date, such Revolving Lender shall be deemed to have advised the Agent that it is not prepared to make an offer to the Borrower to extend its Term-Out Date. Within two (2) Banking Days of the Agent receiving from each such Revolving Lender its decision with respect to making an offer to the Borrower to extend its Term-Out Date, the Agent shall, subject to Section 3.3(b), provide the Borrower with an offer to extend the applicable Term-Out Date in accordance with Section 3.3(c) or 3.3(d) as the case may be, and the Borrower, subject to Section 3.3(f), shall be entitled to accept any such offer at any time up to and including the last Banking Day preceding the then current Term-Out Date by written notice to the Agent of such acceptance.

(b) **Non-Extension:** The Agent shall not provide the Borrower with an offer to extend the Term-Out Date in accordance with Section 3.3(a) if Revolving Lenders holding $33^{1/3}\%$ or more of the aggregate Commitments of all such Lenders do not agree or are deemed not to agree to make an offer to the Borrower to extend the Term-Out Date pursuant to the Request for Extension.

In any such case:

(i) the Term-Out Date of all Revolving Lenders shall not be extended; and

(ii) the Term Period shall commence for all Revolving Lenders on such Term-Out Date and all such Lenders shall be deemed to be Non-Agreeing Lenders for the purposes hereof.

(c) **Extension for All Lenders:** If all Revolving Lenders agree to make an offer to the Borrower to extend the Term-Out Date pursuant to a Request for an Extension and the Borrower accepts such offer in accordance with Section 3.3(a), then the Term-Out Date for each such Revolving Lender shall be extended for a period of 364 days from the date of the acceptance by the Borrower of the offer made to it to extend the Term-Out Date by the Agent on behalf of such Revolving Lenders.

(d) **Partial Extension:** If, with respect to a Request for an Extension, the provisions of Section 3.3(b) or 3.3(c) are not applicable and there are Non-Agreeing Lenders under Section 3.3(g), then:

(i) the Term-Out Date of all Agreeing Lenders in respect of whom the Borrower has accepted the offer made by them to extend the Term-Out Date shall be extended for a period of 364 days from the date of acceptance by the Borrower of the offer made to it pursuant to Section 3.3(a) to extend the Term-Out Date by the Agent on behalf of such Lenders; and

(ii) the Term-Out Date for all Non-Agreeing Lenders shall not be extended.

(e) **Independent Decision:** The Borrower understands that consideration of any Request for Extension constitutes an independent credit decision which each Revolving Lender retains the absolute and unfettered discretion to make, and that no commitment in this regard is given by any such Lender and that any extension of the Term-Out Date may be on such terms and conditions in addition to those set out herein as the Revolving Lenders may stipulate and the Borrower may agree to.

(f) **Default or Event of Default:** Notwithstanding the foregoing, the Borrower shall not be entitled to accept any offer made by the Agent on behalf of the Agreeing Lenders to extend the Term-Out Date if, at the time of such acceptance, a Default or Event of Default has occurred and is then continuing unless waived by all of the Lenders.

(g) **Request Refused:** Subject to Section 3.3(b), if a Revolving Lender does not agree to make an offer to extend its Term-Out Date (each such Lender being a "**Non-Agreeing Lender**" and any Revolving Lender agreeing to make an offer to extend its Term-Out Date being an "**Agreeing Lender**"), each of the Agreeing Lenders shall have the right (but not the obligation) to purchase the Production Facility Commitment of the Non-Agreeing Lender. Each of the Agreeing Lenders (a "**Purchasing Lender**") wishing to exercise its rights to purchase the Production Facility Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrower, the Agent, the Non-Agreeing Lender and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and the Non-Agreeing Lender shall be obligated to sell, not less than 3 Business Days prior to the then current Term-Out Date, that portion of such Production Facility Commitment which is in the ratio that its Lender's Proportion bears to the aggregate of the Lender's Proportions of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. If the Non-Agreeing Lender is the Working Capital Lender, the Purchasing Lenders shall not be entitled to purchase the Production Facility Commitment of the Non-Agreeing Lender unless the other Lenders and the Borrower agree on which Revolving Lender shall become the Purchasing Lender for the entire Working Capital Facility Commitment and such Working Capital Facility Commitment is purchased concurrently with the Production Facility Commitment of such Non-Agreeing Lender. Notwithstanding the foregoing, and unless otherwise agreed at that time, the Non-Agreeing Lender shall not be obligated to sell to any Purchasing Lender unless:

(i) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment of any costs, losses, premiums or expenses incurred by the Non-Agreeing Lender by reason of any liquidation or re-deployment of deposits or other funds in respect of LIBOR Loans outstanding;

(ii) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment at maturity of outstanding Bankers' Acceptances accepted by it or Letters of Credit issued by it; and

(iii) if the Non-Agreeing Lender is the Working Capital Lender such purchase shall be subject to the replacement or collateralization satisfactory to the Working Capital Lender, acting reasonably, of all outstanding Letters of Credit and issued by the Working Capital Lender under the Working Capital Facility, not less than 3 Business Days prior to the applicable Term-Out Date.

The Non-Agreeing Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any purchase under this Section 3.3(g). Notwithstanding any such purchase, the Non-Agreeing Lender shall be entitled to retain a *pari passu* sharing of the Security for any Permitted Swap then outstanding with it.

(h) **Replacement or Repayment:** If a Non-Agreeing Lender's Production Facility Commitment is not purchased pursuant to Section 3.3(g), the Borrower may:

(i) as long as there exists no Event of Default, repay all Accommodations and other amounts owing under the Loan Documents to any Non-Agreeing Lender in respect of its Commitment, and the Working Capital Facility Commitment if the Non-Agreeing Lender is the Working Capital Lender, on or prior to its Term-Out Date and upon such payment, each such Non-Agreeing Lender shall cease to be a Production Lender hereunder and, if applicable, the Working Capital Lender, and such Non-Agreeing Lender's Commitment and, if applicable, its Working Capital Facility Commitment shall be terminated and the Total Commitment reduced accordingly; or

(ii) arrange for a replacement lender (a "**Replacement Lender**") (which may be one of the Agreeing Lenders) to purchase the Non-Agreeing Lender's Production Facility Commitment, and the Working Capital Facility Commitment if the Non-Agreeing Lender is the Working Capital Lender, on the same basis and subject to the same requirements and indemnities as specified in Section 3.3(g). Any such Replacement Lender shall require the approval of the Agent, such approval not to be unreasonably withheld, and no later than 2 Business Days prior to the Term-Out Date such Replacement Lender shall have purchased the Non-Agreeing Lender's Commitment, and its Working Capital Facility Commitment if the Non-Agreeing Lender is the Working Capital Lender, by execution of all necessary documentation including, without limitation, execution and delivery of a Assignment and Assumption Agreement.

(i) **Adjustment of Fees:** If, on the Term-Out Date of any Non-Agreeing Lender, any Accommodations are outstanding to such Lender, in respect of its Commitment, by way of Bankers Acceptances or LIBOR Loans, then such Lender shall be entitled to receive the applicable Margin for LIBOR Loans and Bankers' Acceptances in respect of such outstanding Accommodations calculated upon the applicable Margin for the period from the Term-Out Date to the maturity date of the Bankers Acceptance or LIBOR Loan, as the case may be. After the Term-Out Date, the Agent shall calculate the adjusted fees payable by the Borrower to such Lender in respect of such Accommodations and such fees shall be payable not later than ten (10) days after receipt by the Borrower of written notice from the Agent as to such amounts. The notice of the Agent setting forth the additional amounts payable shall be conclusive evidence thereof, absent manifest error.

3.4 **Purpose and Use of Proceeds and Existing Credit Agreement**

The Facilities shall only be available to the Borrower to allow it to repay existing bank indebtedness (the "**Bank Indebtedness**") of Thunder Energy Inc., Mustang and Forte (in each case incurred prior to the Arrangement), as required to obtain releases and discharges of Security Interests against Hydrocarbon Rights of the Borrower formerly held by those amalgamating entities, to effect payments required by Sections 4.4 or 4.5 of the Plan to be made to "Thunder Odd-Lot Holders" or "Forte Odd-Lot Holders" (in each case as defined in the Plan) and thereafter for general corporate, partnership and trust purposes of the Obligors and for ongoing working capital requirements of the Borrower and the Borrowing Base Subsidiaries. The Borrower shall effect a Drawdown on the Effective Date in an amount and subject to such directions to pay as approved by the Agent, which shall be used only to effect repayment of the Bank Indebtedness and other payments payable pursuant to the completion of the Arrangement and approved by the Agent.

The parties acknowledge that on the date hereof the existing indebtedness of Thunder Energy Inc. to:

(a) the Existing Lenders under the Existing Credit Agreement includes bankers' acceptances with each of the Existing Lenders in an aggregate amount of [redacted] which mature on July 8, 2005 (the "**Maturing BAs**"); To accommodate the repayment of the Maturing BAs, the parties agree that the Maturing BAs shall be construed as indebtedness and liabilities of the Borrower to Bank of Montreal and Canadian Imperial Bank of Commerce under this Agreement, and secured by all of the Security and shall be deemed to be outstanding as Accommodations and Outstanding to such Lenders hereunder. Notwithstanding the provisions of Section 3.15 or any other provisions of this Agreement, the parties acknowledge that Alberta Treasury Branches shall have no liability or obligations in respect of the Maturing BAs, nor the deemed Accommodations and Outstandings resulting therefrom, until the repayment of the Maturing BAs by way of Bankers' Acceptances requested by the Borrower from all of the Lenders for funding on July 8, 2005 and the proceeds of which shall be used to repay in full the Maturing BAs. No adjustments in respect of the Maturing BAs shall be required on account of acceptance fees or as a result of differences in margins between this Agreement and the Existing Credit Agreement; and

(b) Bank of Montreal as the "Working Capital Lender" for all "Accommodations" and "Outstandings" under the "Working Capital Facility" (as defined in the Existing Credit Agreement) shall be deemed to be outstanding as Accommodations and Outstandings to the Working Capital Lender under the Working Capital Facility hereunder.

3.5 **Borrowing Base**

(a) **Engineering Report:** The Borrower shall furnish to the Agent (for distribution to the Lenders) an Engineering Report:

(i) not later than February 28 (or such other date as may be agreed to by the Majority Lenders) of each year and which Engineering Report shall be dated effective as of a date not earlier than December 31 of the immediately preceding year; and

(ii) if the Lenders have provided notice pursuant to Section 3.5(h) requiring an Engineering Report in which case a new Engineering Report shall be delivered within sixty (60) days of such request and effective not earlier than ninety (90) days prior to the date of such Lenders' request for same.

(b) **Oil and Gas Property Information:** At the time of delivery of any Engineering Report the Borrower shall deliver to the Agent a certificate of an officer of the Borrower and of each Borrowing Base Subsidiary stating that, to the best of his knowledge, information and belief and after due inquiry:

(i) the interests of such the Borrower or Borrowing Base Subsidiary in Hydrocarbon Rights and Tangibles evaluated thereby is, and is subject to no greater burdens or encumbrances than, as set forth in the Engineering Report;

(ii) all historical data provided by such Borrowing Base Subsidiary to the independent petroleum engineer providing such Engineering Report for use in connection therewith was prepared from information believed by the officer signing such certificate to be complete and accurate in all material respects;

(iii) all data in the possession of or available to the Borrower or such Borrowing Base Subsidiary which is material to the preparation to such Engineering Report has been made available to such independent petroleum engineer; and

(iv) stating whether the properties and assets (including Tangibles) evaluated thereby are owned by any entity other than the Borrower or such Borrowing Base Subsidiary and, if so, which properties or assets and which entities.

(c)

(d)

(e)

(f)

(g)





(i)

(ii)

(h)

(i)

(i)

(ii)



(j)

(k)

3.6 Takeover Notification

In the event the Borrower wishes to utilize Accommodations to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than a private company as defined under the *Securities Act* (Alberta) or a corporation whose shares are directly or indirectly held by one Person) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by it or its Subsidiaries or any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate nine and nine tenths percent (9.9%) or more of all of the outstanding securities of that class of securities of the Person or are likely to result in a change of the voting control of such Person if it is a publicly traded corporation (a "**Takeover**"), then the Borrower shall require the consent of each Lender, such consent not to be unreasonably withheld, unless prior to delivery to the Agent of any Borrowing Notice requesting any Accommodations, the proceeds of which are to be used, either directly or indirectly to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent that the Board of Directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted or recommended to securityholders an acceptance of, the Takeover.

3.7 Accommodations - Production Facility

Subject to the provisions of this Agreement, the Borrower may borrow, repay and re-borrow by way of Accommodations from each Lender pursuant to the Production Facility up to the amount of such Lender's Production Facility Commitment by:

(a) **Prime Loans:** borrowing Prime Loans from the Lenders, in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000 thereafter, upon at least two (2) Business Days' prior written notice;

(b) **Bankers' Acceptances and BA Equivalent Advances:** issuing Bankers' Acceptances to be accepted by the Lenders and making BA Equivalent Advances, in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000 thereafter, upon at least two (2) Business Days' prior written notice;

(c) **US Base Rate Loans:** borrowing US Base Rate Loans from the Lenders, in minimum aggregate amounts of US $1,000,000 and in integral multiples of US $100,000 thereafter, upon at least two (2) Business Days' prior written notice; and

(d) **LIBOR Loans:** borrowing LIBOR Loans from the Lenders, in minimum aggregate amounts of US $5,000,000 and in integral multiples of US $1,000,000 thereafter, upon at least three (3) Banking Days' prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account at or prior to 12:00 noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.7 and to be substantially in the form of Schedule "A".

3.8 Accommodations - Working Capital Facility

Subject to the provisions of this Agreement, the Borrower may borrow, repay and re-borrow by way of Accommodations from the Working Capital Lender up to the Working Capital Facility Amount as follows:

(a) **Prime Loans:** by way of Overdraft up to the Working Capital Commitment, without notice;

(b) **US Base Rate Loans:** by way of Overdraft, without notice;

(c) **LIBOR Loans:** by way of LIBOR Loans in minimum amounts of US $1,000,000 and in integral multiples of US $100,000 thereafter upon at least three (3) Banking Days' prior written notice;

(d) **Bankers' Acceptances:** by way of Bankers' Acceptances accepted and purchased by the Working Capital Lender in minimum amounts of Cdn. $1,000,000 and in integral multiples thereafter of Cdn. $100,000 thereafter, upon at least two (2) Business Days' prior written notice; and

(e) **Letters of Credit:** by way of the issuance of the Letters of Credit denominated in Canadian Dollars or US Dollars, and upon at least three (3) Business Days prior written notice.

In respect of any Accommodation by way of a Letter of Credit, notice shall be given on the same day as the date of the request for the Accommodation provided that if the Working Capital Lender indicates that, in accordance with its usual practices, it requires additional time to process the Letter of Credit, such Accommodation shall be made, subject to the terms hereof, at such time as the request has been processed and any ancillary documentation has been executed and delivered.

Prior to the Term Maturity Date of the Production Lender that is also the Working Capital Lender, the Borrower may increase or decrease Accommodations under the Working Capital Facility by obtaining Accommodations and by making repayments in respect thereof.

3.9 Overdrafts

Each advance by the Working Capital Lender under the Working Capital Facility by way of Overdraft in Canadian Dollars shall automatically result in a Prime Loan, and each advance by way of Overdraft in

U.S. Dollars shall automatically result in a U.S. Base Rate Loan. The Borrower agrees not to effect any Overdraft hereunder which would cause the Outstandings under the Working Capital Facility to exceed the Working Capital Facility Amount from time to time and acknowledges that the Working Capital Lender reserves the right to refuse to honour any Overdraft hereunder which, in the opinion of the Working Capital Lender, would have the effect of causing the Outstandings under the Working Capital Facility to exceed the Working Capital Facility Amount.

3.10 Selection of LIBOR Interest Periods

If the Borrower elects to borrow by way of a LIBOR Loan pursuant to Section 3.7 or 3.8, elects to convert an Accommodation into a LIBOR Loan pursuant to Section 3.16 or elects to Rollover a LIBOR Loan pursuant to Section 3.17, the Borrower shall, prior to the beginning of the LIBOR Interest Period applicable to such LIBOR Loan, in accordance with the same period of notice required for the initial Drawdown of a LIBOR Loan as set forth in Section 3.7 or 3.8, as applicable, select and notify the Agent at the Agent's Branch of Account in writing, of the LIBOR Interest Period (which shall begin and end on a Banking Day but in all events shall end on a day not later than the Term Maturity Date) of any Lender providing Accommodations in respect of such LIBOR Loan.

3.11 Conditions Applicable to Bankers' Acceptances and BA Equivalent Advances

(a) **Purchase of Bankers' Acceptances by Lenders:** Subject to the terms and conditions of this Agreement, each Lender hereby agrees to purchase at the applicable Discount Rate its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.7, 3.8, 3.16 and 3.17. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) Payment to Borrower:

(i) On the Drawdown Date relating to any issue of Bankers' Acceptances, each Lender shall deliver the Discount Proceeds (less the applicable acceptance fees pursuant to Section 5.4) to the Agent for the account of the Borrower through the applicable Agent's Account for Payments.

(ii) In the case of a Rollover of Bankers' Acceptances under a Facility, the Borrower shall be liable to the Applicable Lenders for the principal amount of maturing Bankers' Acceptances. In order to satisfy the continuing liability of the Borrower to the Applicable Lenders for the principal amount of the maturing Bankers' Acceptances, each Applicable Lender shall receive and retain for its own account the Discount Proceeds of such new Bankers' Acceptances and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to the Agent for the benefit of such Applicable Lender an amount equal to the difference between the principal amount of the maturing Bankers Acceptances and the Discount Proceeds from the new Bankers' Acceptances together with the fee to which such Applicable Lender is entitled pursuant to Section 5.4.

(iii) In the case of a Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Applicable Lenders for the amount of the converted Accommodation, each Applicable Lender shall receive for its own account the Discount Proceeds of the Bankers' Acceptances and the Borrower shall on the Conversion Date pay to the Agent for the benefit of such Applicable Lender the difference between the principal amount of the converted Accommodation and the Discount Proceeds from such

Bankers' Acceptances together with the fee to which such Applicable Lender is entitled to pursuant to Section 5.4.

(iv) In the case of a Conversion from a LIBOR Loan or U.S. Base Rate Loan into a Bankers' Acceptance, the Borrower shall be responsible for the payment to each Lender of the LIBOR Loan or U.S. Base Rate Loan being converted and may use the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptance, less any acceptance fee to which such Lender is entitled, to purchase U.S. Dollars in order to make such payment.

(v) In the case of a Conversion of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Applicable Lenders for an amount equal to the principal amount of such Bankers' Acceptances, the Agent shall record the obligation of the Borrower to each Applicable Lender as an Accommodation of the type into which the maturing Bankers' Acceptance has been converted.

(c) **Waiver of Presentment and Other Conditions:** The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of the Lenders referred to in any Power of Attorney, any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance, the full face amount of such Bankers' Acceptance either through payment to the Agent's Branch of Account or conversion of such Bankers' Acceptance into a Prime Loan pursuant to Section 3.16.

(d) **Terms of Each Bankers' Acceptance:** Each Bankers' Acceptance shall:

(i) have a maturity date which shall be on a Business Day;

(ii) have a term of not less than thirty (30) days and not more than one hundred and eighty (180) days (excluding days of grace);

(iii) be in the standard form of each Applicable Lender accepting same, provided however, the Agent may require a Lender to use a generic form of Bankers' Acceptance, in a form satisfactory to the Borrower and each Lender, each acting reasonably, provided by the Agent for such purpose in place of the Lender's own forms; and

(iv) have a term which does not extend beyond the Term Maturity Date of the Applicable Lender.

It is the intention of the parties that, pursuant to the *Depository Bills and Notes Act* (**"DBNA"**), all Bankers' Acceptances accepted by the Lenders under this Agreement shall be issued in the form of a **"Depository Bill"** (as defined in the DBNA), deposited with, and made payable to, a "clearing house" (as defined in the DBNA including, without limitation, The Canadian Depository for Securities Limited or its nominee, CDS & Co. (**"CDS"**)). The Agent and the Lenders shall, *inter alia*, effect the following and, subject to the approval of the Borrower and the Majority Lenders, establish and notify the Borrower and the Applicable Lenders of any additional

procedures, consistent with the terms of this Agreement and the quarterly requirements of the DBNA, as are reasonably necessary to accomplish such intention including, without limitation:

(A) the instruments or drafts held by the Agent for the purposes of effecting Bankers' Acceptances will include a notation to the effect that they are issued pursuant to the DBNA;

(B) any reference to authentication of the Bankers' Acceptance will be removed; and

(C) any reference to "bearer" will be removed.

(e) **Power of Attorney - Bankers' Acceptances:** As a condition precedent to each Lender's obligation to accept and purchase Bankers' Acceptances hereunder, and subject to the DBNA compliance requirements set forth in Section 3.11(d), the Borrower agrees to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule "H".

(f) **Failure to Give Notice of Repayment:** If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Section 3.7 or 3.8, as applicable, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan from the Applicable Lender pursuant to Section 3.16.

(g) **BA Equivalent Advances:** Notwithstanding the foregoing provisions of this Section 3.11 a Non-Acceptance Lender shall, in lieu of accepting Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 3.11(g), such Lender would otherwise be required to accept as part of such an Accommodation by way of Bankers' Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or date of a Rollover, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith. Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable acceptance fees pursuant to Section 5.4 which, but for this Section 3.11(g), such Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. The BA Equivalent Advance shall accrue interest at a rate per annum equal to the Non-Acceptance Discount Rate for such Bankers' Acceptance for the term of such BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender in satisfaction of the BA Equivalent Advance and accrued interest thereon an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 3.11(g), such Lender would otherwise have been required to accept as part of such issue of Bankers' Acceptances, failing which such amount shall be converted to a Prime Loan.

All BA Equivalent Advances made by a Non-Acceptance Lender shall, if requested by such Lender, be evidenced by promissory notes of the Borrower in form and substance satisfactory to such Lender, acting reasonably.

All references herein to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires be deemed to include BA Equivalent Advances made by

a Non-Acceptance Lender in conjunction with an Accommodation by way of Bankers' Acceptances.

(h) **Prepayment:** A Bankers' Acceptance may only be repaid on its maturity date.

3.12 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders:** The Agent, promptly following receipt of a notice of Accommodation by way of Bankers' Acceptance in the form of Schedule "A" or a notice of conversion of an Accommodation to a Bankers' Acceptance in the form of Schedule "C", shall so advise the Applicable Lenders and shall advise each Applicable Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall be identical for all Applicable Lenders. By no later than 10:30 a.m. (Toronto time) on each Drawdown Date or Conversion Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the Agent shall determine the applicable CDOR Rate in respect of such Bankers' Acceptances.

(b) **Agent's Confirmation of Bankers' Acceptance Issuance:** On or prior to 11:30 a.m. (Toronto time) on the Drawdown Date or Conversion Date relating to all Bankers' Acceptances to be purchased by the Applicable Lenders on such date, the Agent shall provide telephone advice to the Borrower and each Applicable Lender confirming the particulars provided for in Schedule "B-1" with respect to such Bankers' Acceptances. Such advice shall be confirmed in writing on or prior to 4:30 p.m. (Toronto time) on such Drawdown Date or Conversion Date by delivery to the Applicable Lenders, with copies to the Borrower as requested, of a written confirmation in the form of Schedule "B-2" with respect to such Bankers' Acceptances.

(c) **Completion of Bankers' Acceptance:** Upon receipt of such telephone advice, each Applicable Lender is thereupon authorized to complete bankers' acceptances held by it in the manner applicable pursuant to Section 3.11(e) in accordance with the particulars so advised by the Agent.

3.13 Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Accommodations in respect of the Production Facility in accordance with the same period of notice required pursuant to Section 3.7 or 3.8 for the initial Drawdown of the basis of Accommodation being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing, a Bankers' Acceptance and a BA Equivalent Advance shall only be repaid on its maturity date and a LIBOR Loan shall only be repaid prior to the last day of the LIBOR Interest Period applicable to such LIBOR Loan upon payment by the Borrower of amounts payable in respect thereof pursuant to Section 11.7.

3.14 Letters of Credit

(a) **Issuance:** The Borrower may give the Working Capital Lender notice in the form of Schedule "A" requesting that a Letter of Credit be issued by the Working Capital Lender.

(b) **Documentation:** The Working Capital Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Working Capital Lender a duly completed letter of credit application in the Lender's standard form and has executed and delivered to the Lender such ancillary documents, including applications and indemnities, as the Lender generally requires for like transactions and which are consistent with the provisions hereof.

(c) **Expiry:** Each Letter of Credit shall expire not later than 1 year from the date of its issue and in any event not later than the Term Maturity Date of the Revolving Lenders as at the date of such issuance.

(d) **Maximum Amount:** The aggregate uncancelled and undrawn amount of all outstanding Letters of Credit shall not at any time exceed [redacted].

(e) **Payment:** All payments made by the Working Capital Lender to any Person pursuant to any Letter of Credit shall, unless the Borrower reimburses the Working Capital Lender at the Agent's Branch of Account for such payment on or before the date it is made, be deemed as and from the date of such payment to be an advance to the Borrower of a Prime Loan under the Working Capital Facility (for any such payments made in Cdn. Dollars) or a US Base Rate Loan under the Working Capital Facility (for any such payments made in US Dollars), with the proceeds of such advance being applied against the Borrower's obligations to reimburse the Working Capital Lender for payment made under the Letters of Credit, and the provisions hereof relating to such Prime Loans or US Base Rate Loans, as applicable (including interest to be calculated thereon) shall apply thereto. The Working Capital Lender shall forthwith advise the Borrower of any demand by the beneficiary of a Letter of Credit for payment by the Working Capital Lender under such Letter of Credit and of any payment made by it on such Letter of Credit to the beneficiary thereof. In determining whether to pay under a Letter of Credit, the Working Capital Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

Save as aforesaid, the Working Capital Lender assumes no liability or responsibility for the form, sufficiency, correctness, genuineness or legal effect of any documents provided for under a Letter of Credit and may hold the delivery of documents conforming to the Letter of Credit as *prima facie* evidence of the good faith of the beneficiaries or any other Person in relation thereto.

(f) **Renewal:** Provided that the Borrower has requested in the Borrowing Notice applicable to the issuance of a Letter of Credit by the Working Capital Lender, that such Letter of Credit be automatically renewable, the Working Capital Lender in its sole discretion, may agree to issue such Letter of Credit on a renewable basis. If the Working Capital Lender so agrees and issues a Letter of Credit that provides for automatic renewal, then at or before 10:00 a.m. one Business Day prior to the date of expiry of a Letter of Credit, and provided there is then no Default or Event of Default outstanding hereunder and the Term Maturity Date of the Working Capital Lender would occur more than 30 days thereafter, the Borrower may elect to renew a Letter of Credit by selecting a new expiry date for the Letter of Credit or part thereof being renewed, which shall commence on the expiry date of the Letter of Credit being renewed and shall expire not later than the Term Maturity Date of the Working Capital Lender. Renewals of a Letter of Credit may only be effected by the Working Capital Lender extending the expiry date of an existing Letter of Credit, either by the issuance of a new Letter of Credit containing the new expiry date or by an amendment to the existing Letter of Credit, and with or without a reduction in the face amount thereof. The issuance of a Letter of Credit to a new party, an increase in the face amount of a Letter of Credit or any other change in its terms may only be effected by the Borrower by delivering a notice in the form of Schedule "A". Letter of Credit Fees shall be payable in respect of extended Letters of Credit pursuant to Section 5.5 computed in respect of the period of renewal or extension.

3.15 Pro-Rata Treatment of Accommodations

(a) **Pro-Rata Accommodations:** Subject to Section 3.15(b), each Accommodation and each basis of Accommodation shall be made available by each Applicable Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Accommodations and each basis of Accommodation outstanding hereunder shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the proportion of Outstandings under each Facility to each Applicable Lender under such Facility will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender in respect of such Facility. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Accommodations and each basis of Accommodation to be made available by each Applicable Lender and the application of repayments and reductions of Accommodations to give effect to the provisions of this Section 3.15(a) and Section 7.2; provided that, subject to Section 3.15(b), no Lender shall, as a result of any such determination, have Accommodations outstanding in an amount which is in excess of the amount of its Applicable Commitment.

(b) **Agent's Discretion on Allocation:** If it is not practical to allocate Bankers' Acceptances to each Applicable Lender such that the aggregate amount of Bankers' Acceptances and BA Equivalent Advances required to be purchased by such Applicable Lender hereunder is in a whole multiple of Cdn. $100,000, the Agent is authorized by the Borrower and each Applicable Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances. In no event shall the outstanding Accommodations of an Applicable Lender exceed its Lender's Proportion by more than $100,000 as a result of such exercise of discretion by the Agent. In the event it is not practicable to allocate each basis of Accommodation in accordance with Section 3.15(a) by reason of the occurrence of circumstances described in Sections 11.2, 11.5 or 11.6, the Agent is authorized by the Borrower and each Applicable Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances.

(c) **Further Assurances by Borrower:** To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.15.

3.16 Conversion Option

The Borrower may, during the term of this Agreement, and provided there is then no Default or Event of Default which has occurred and is then continuing, convert any basis of Accommodation (other than a Letter of Credit) under a Facility in a currency to another basis of Accommodation (other than a Letter of Credit) under that same Facility in the same currency upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "C", and in accordance with the period of notice and other requirements set out in Section 3.7 or Section 3.8 applicable to the basis of Accommodation to which any Accommodation is being converted (other than delivery of a notice in the form of Schedule "A""), provided that:

(a) **Bankers' Acceptances:** a Bankers' Acceptance and BA Equivalent Advance may only be converted on its maturity date; and

(b) **LIBOR Loans:** a LIBOR Loan may be converted on the last day of the LIBOR Interest Period applicable to such LIBOR Loan or on any other day if the Borrower pay all amounts payable in respect thereof pursuant to Section 11.7.

On each Conversion Date, the Borrower shall be required to repay to the Agent for the account of the Applicable Lenders the basis of Accommodation which is being converted and, subject to the provisions of this Agreement, the Applicable Lenders shall be required to make available to the Borrower the Accommodations into which such basis of Accommodation is being converted.

3.17 Rollovers

The Borrower may, during the term of this Agreement and provided there is then no Default or Event of Default which has occurred and is continuing, Rollover all or any portion of a Bankers' Acceptance or BA Equivalent Advance on its maturity date or all or any portion of a LIBOR Loan for an additional LIBOR Interest Period subsequent to the initial or any subsequent LIBOR Interest Period, upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D", and in accordance with the period of notice and other requirements set out in Section 3.7 or 3.8 applicable to Bankers' Acceptances, BA Equivalent Advances or LIBOR Loans (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any such Bankers' Acceptance, the making of such BA Equivalent Advance or the commencement of any subsequent LIBOR Interest Period, a Default or Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance or BA Equivalent Advance into a Prime Loan or such LIBOR Loan to a US Base Rate Loan, in each case pursuant to Section 3.16 and the Borrower shall not be entitled to issue such Bankers' Acceptance or continue such LIBOR Loan subsequent to the existing LIBOR Interest Period. In the event notice of a Rollover of an existing Bankers' Acceptance, BA Equivalent Advance or LIBOR Loan is not given pursuant to this Section 3.17 or notice of a Conversion of such existing Bankers' Acceptance, BA Equivalent Advance or LIBOR Loan is not given pursuant to Section 3.16, such Bankers' Acceptance or BA Equivalent Advance shall be converted to a Prime Loan on the maturity date of such Bankers' Acceptance and such LIBOR Loan or BA Equivalent Advance shall be converted to a US Base Rate Loan under the same Facility on the last day of the LIBOR Interest Period applicable to such existing LIBOR Loan.

3.18 Notices Irrevocable

All notices delivered or deemed to be delivered by the Borrower pursuant to this Article 3 shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.19 Swap Facility and Sharing of Security

(a) **Swaps:** Subject to the terms and conditions hereof (and specifically Section 9.2(k)), each of the Lenders (or an Affiliate of such Lender) may from time to time enter into Swaps with the Borrower or any Borrowing Base Subsidiary during the term of this Agreement. Prior to engaging in any such Swaps, the applicable Obligor shall have entered into an ISDA Master Agreement or Term Gas Purchase Agreement (in respect of physical Commodity Swaps), as applicable, with the applicable Swap Lender the terms of which are not inconsistent with this Agreement and which provide for cross default hereto.

(b) **Secured Obligations:** The parties agree that the Swap Indebtedness of the such Obligors to the Swap Lenders, up to a maximum amount equal to the aggregate Swap Indebtedness under Lender Swaps which the applicable Obligors entered into at a time when there was no Default, Event of Default or Borrowing Base Shortfall outstanding (the **"Maximum Swap Indebtedness"**), shall be secured by the Security on a *pari passu* basis and shall rank *pari passu* with the Production Indebtedness and the Working Capital Indebtedness (collectively such equal ranking Indebtedness called the **"First Ranking Indebtedness"**). The amount of Swap Indebtedness outstanding to any Lender so entitled to share in the Security (in the case of each Lender, its

"Priority Amount") at any time shall be determined by the Agent in conjunction with such Lender, being the maximum contingent exposure of such Lender in connection with each Swap as estimated by the Agent on a Mark-to-Market basis in accordance with the Agent's standard practices. The Priority Amount for any Lender shall be calculated by the Agent, starting with the first Swap entered into by the applicable Obligor with any Lender, which is still subsisting on the date such determination is made, and so on chronologically with each subsequent Swap entered into with a Lender, which is still subsisting, until the Maximum Swap Indebtedness is reached.

Notwithstanding the foregoing, the Priority Amount of any Swap Lender shall include amounts in excess of the Priority Amount calculated by the Agent as aforesaid if, in respect of any Transaction under a Lender Swap where the Swap Indebtedness thereunder would otherwise be disqualified as First Ranking Indebtedness, the Swap Lender at the time the applicable Transaction was entered into obtained, in the applicable Confirmation, a bona fide representation and warranty from the applicable counterparty that the Lender Swap to which such Transaction is applicable would, on the date of such Transaction and taking into account all prior Transactions thereunder, constitute a Permitted Swap. All Swap Indebtedness of the applicable Obligors to any Swap Lender, other than the Priority Amount as provided for by this Section 3.19(b), shall rank junior and be subordinate in every respect to the First Ranking Indebtedness.

Each Swap Lender shall, from time to time upon request of the Agent, provide the Agent with a calculation of the Swap Indebtedness under its Lender Swaps, together with details as to all outstanding Swaps entered into by it with any Obligor and any related information as may be reasonably required by the Agent in order for it to perform or verify the calculations required by this Agreement.

(c) **Maturity:** Swaps shall have terms to maturity not to exceed two (2) years, or as otherwise agreed to by the Majority Lenders.

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1 Reduction of Commitment and Repayment of Accommodations

(a)

(b) **Reduction on Term-Out Date**: On the Term-Out Date of each Lender, its Commitment shall be permanently reduced to the Principal Outstandings to such Lender on that date and thereafter such Principal Outstandings shall be repaid to such Lender, and the Commitment of such Lender shall continue to be reduced, in consecutive equal quarterly principal payments payable, and equal consecutive quarterly reductions effected, with the first of such payments and reductions to be made on that date which is one year after the Term-Out Date of such Lender and continuing on each 3 month anniversary thereof to and including the Term Maturity Date of such Lender (each a **"Scheduled Reduction"**). On the Term Maturity Date applicable to each such Lender, the Borrower shall repay all Outstandings owed to such Lender and the Production Facility Commitment and Working Capital Facility Commitment of such Lender shall be reduced to zero. The Borrower shall ensure that LIBOR Loans, Bankers' Acceptances and Letters of Credit made by or accepted by such Lender mature on or prior to its Term Maturity Date and shall ensure that

the maturities of all Bankers' Acceptances and LIBOR Loans and the expiry dates of all Letters of Credit are such that the foregoing reductions to such Lender can be effected.

(c) **Maturity and Expiration Dates**: The Borrower shall ensure that LIBOR Loans, Bankers' Acceptances and Letters of Credit either mature or expire in sufficient amounts to facilitate the reduction of the Production Facility Commitments and Total Commitment and the making of payments required pursuant to this Section 4.1.

4.2 Repayment of Outstandings In Excess of Commitments

If the amount of Outstandings under any Facility outstanding to any Lender is on any day in excess of the amount of such Lender's Applicable Commitment in respect of such Facility, or aggregate Outstandings are in excess of the Borrowing Base (other than as contemplated by Section 3.5(i)), the Borrower shall within two (2) Business Days thereafter repay or otherwise reduce a portion of such Outstandings to the extent of the amount of such excess. For the purposes of the foregoing, Outstandings shall be determined in Cdn. Dollars with all Accommodations denominated in US Dollars being converted to the Equivalent Amount of Cdn. Dollars using the "Reuters Page BOFC" average of the Bank of Canada noon (Toronto time) spot rate for U.S. Dollars in Canadian Dollars for the previous month.

Notwithstanding the foregoing, if an excess referred to above is as a result of exchange rate fluctuations then the Borrower shall not be obligated to provide the cash cover referred to above unless such excess has been in an aggregate amount in excess of the Equivalent Amount of three percent (3%) of the Total Commitment for three (3) consecutive Business Days, or in excess of Cdn. $2,000,000 on any single day.

4.3 Cancellation of Commitment and Prepayment

The Borrower may, at any time without penalty or premium, upon three (3) Business Days' prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portion thereof in minimum amounts of Cdn. $5,000,000 and in whole multiples of $1,000,000 and provided that, on or prior to the last day of such notice period, the Borrower has:

(a) identified in writing, the amount of reduction to be applicable to the Production Facility Amount or the Working Capital Facility Amount;

(b) prepaid or otherwise reduced Accommodations outstanding to each Lender in an amount equal to the amount by which Accommodations outstanding to such Lender would otherwise be in excess of such Lender's Applicable Commitment immediately after the reduction of the Total Commitment provided in such notice; and

(c) paid all accrued interest and other charges and fees in respect of the Accommodations being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder. Reductions to the Commitment of a Lender made pursuant to this Section 3.3, after the Term-Out Date of such Lender, will be applied to reduce the amount of the Scheduled Reductions in inverse order of maturity.

4.4 Early Repayment of LIBOR Loans, Letters of Credit and Bankers' Acceptances

If, on any day on which prepayments are required to be made under Section 4.2, the Outstandings include LIBOR Loans or Bankers' Acceptances in an amount such that the prepayment would require the

Borrower to be liable under the funding indemnity contained in Section 11.7 or pay a Bankers' Acceptance prior to its maturity date, that portion of the prepayment which would otherwise be applied against any such LIBOR Loan or Bankers' Acceptance may, at the option of the Borrower, be paid to the Agent for deposit into a Cash Collateral Account in accordance with Section 10.4 and be applied against such LIBOR Loan on the expiration of the LIBOR Interest Period applicable thereto or to such Bankers' Acceptance on its maturity date. Interest earned on such amounts while on deposit in a Cash Collateral Account shall be paid to the Borrower if no Default or Event of Default has occurred and is continuing after the payment of the amounts required pursuant to Section 4.2.

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 4.3 if the Accommodations required to be repaid to a Lender as a result thereof include Letters of Credit with an expiry date falling subsequent to the date of such cancellation, LIBOR Loans with a LIBOR Interest Period falling subsequent to the date of such cancellation or Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower has paid to the Agent at the applicable Agent's Account for Payments, for the account of such Lender in respect of LIBOR Loans, the amount required to be paid pursuant to Section 11.7, in respect of Letters of Credit the face amount thereof to be held in a Cash Collateral Account pursuant to Section 10.4 and, in respect of Bankers' Acceptances, the amount determined by such Lender, acting reasonably, (and advised to the Agent) to be the amount required to be paid on such date of cancellation in order to yield to the Lender the face amount of all such Bankers' Acceptances, as applicable, on the maturity date thereof.

4.5 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Accommodations and other amounts owing by the Borrower to the Agent and each Lender under this Agreement. The Agent shall debit therein the amount of such Accommodations, and shall enter therein each payment of principal of and interest on the Accommodations and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the Indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Accommodation available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Accommodations, fees payable pursuant to this Agreement and other amounts owing under the Loan Documents.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1 Interest on Prime Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each Prime Loan in Canadian Dollars at the applicable Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the Prime Rate plus the Margin applicable to Prime Loans. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan and a change in the Margin (if any Margin is applicable) will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this

Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.2 Interest on US Base Rate Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each US Base Rate Loan in US Dollars at the applicable Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the US Base Rate plus the Margin applicable to such US Base Rate Loans. A change in the US Base Rate will simultaneously cause a corresponding change in the interest payable for a US Base Rate Loan and a change in the Margin (if any Margin is applicable) will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty five (365).

5.3 Interest on LIBOR Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each LIBOR Loan in US Dollars at the applicable Agent's Account for Payments for the period commencing on and including the first day of the LIBOR Interest Period applicable to such LIBOR Loan up to but not including the last day of such LIBOR Interest Period at a rate per three hundred sixty (360) day period, equal to the sum of LIBOR plus the applicable Margin applicable to such LIBOR Loan. A change in the Margin will cause a corresponding change in the interest payable for a LIBOR Loan as provided for in Section 5.11. Such interest shall be payable on each LIBOR Interest Date applicable to such LIBOR Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty (360).

5.4 Bankers' Acceptance Fees

The Borrower shall pay acceptance fees in Canadian Dollars to the Agent on behalf of the Applicable Lenders at the applicable Agent's Account for Payments forthwith upon the acceptance by each Applicable Lender of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the applicable Margin, calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). Acceptance fees payable to the Applicable Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.11. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date as provided for in Section 5.11; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted, effective at the beginning of the day on which the change in the Margin occurs pursuant to Section 5.11, to reflect

the Margin for the remaining term (if any) of the Bankers' Acceptance and the Borrower, in the case of an increase in the Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Agent at the applicable Agent's Account for Payments for the account of the Applicable Lenders as are necessary to reflect such change and the Applicable Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing hereunder in relation to the Borrower.

5.5 Letter of Credit Fees

The Borrower shall pay to the Working Capital Lender at its Branch of Account, the following fees in respect of each Letter of Credit issued by the Working Capital Lender hereunder:

(a) **Issue fee:** an issue fee payable in Canadian Dollars or US Dollars, as applicable, equal to the Letter of Credit Fee in effect on the date of issue of a Letter of Credit. Such issue fee shall be payable monthly in advance commencing on the date of issue (which shall include any renewal) of such Letter of Credit and thereafter on the first day of each successive month during the term of such Letter of Credit and shall be calculated on the face amount of each such Letter of Credit and on the basis of the number of days in such month or portion thereof; and

(b) **Amendment fee:** on the date of each amendment of each Letter of Credit an amending fee as customarily charged by the Working Capital Lender.

5.6 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall and hereby agree to pay to the Lenders interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before 12:00 p.m. at the place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Accommodation on demand, as well as after as before maturity, default and judgment, at a rate per annum that is equal to:

(a) **Overdue Canadian Dollar Amounts:** if such amount is payable in Canadian Dollars, the interest rate applicable to Prime Rate Loans from time to time hereunder plus 3.0% per annum; and

(b) **Overdue US Dollar Amounts:** if such amount is payable in US Dollars, the interest rate applicable to US Base Rate Loans from time to time hereunder plus 3.0% per annum.

The Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the *Interest Act* (Canada) or the *Judgment Interest Act* (Alberta) which may be inconsistent with this Agreement.

5.7 Standby Fees

The Borrower shall pay standby fees to the Agent on behalf of each Revolving Lender at the applicable Agent's Account for Payments calculated monthly in arrears on the last day of each calendar quarter commencing with the calendar quarter in which the Effective Date occurs, and payable monthly in arrears on the first Business Day of each calendar quarter commencing with the first Business Day of the

calendar quarter following the month in which the Effective Date occurs and continuing on the first Business Day of each calendar quarter thereafter and on the Term-Out Date of each such Lender. Each payment of standby fees shall be calculated for the period commencing on and including the Effective Date or the first day of the calendar quarter for which such standby fees are to be paid, as the case may be, up to and including the last day of the calendar quarter for which such standby fees are to be paid or the Term-Out Date applicable to such Lender (whichever is earlier) and shall be in an amount equal to the Standby Fee Rate in effect on each day during such period of calculation multiplied by the difference, if positive, obtained by subtracting the Accommodations outstanding from such Lender for each day in the period of the calculation from the amount of such Lender's Applicable Commitment in effect on each such day. Such standby fees shall be calculated on a daily basis and on the basis of a 365 day year. For purposes of calculating standby fees payable pursuant to this Section 5.7, the amount of Accommodations outstanding from time to time in US Dollars on each day during the period for which such standby fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars on the first Business Day of such calendar month for any calculation in such month.

5.8 Agent's Fees

The Borrower shall pay agency fees to the Agent (for the Agent's sole account) at the applicable Agent's Account for Payments at the time or times in the amount agreed to in writing by the Borrower and the Agent and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to, and any such written agreement shall be deemed to be a Loan Document under, this Agreement.

5.9 Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

5.10 Interest Generally

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Lender and all interest and fees payable by the Borrower to any Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

5.11 Interest and Fee Adjustment

In the event of a change in the Margin as a result of a change in the Consolidated Debt to Cash Flow Ratio, such change shall become effective (except with respect to acceptance fees as provided by Section 5.4) on the day on which the Borrower delivers a Compliance Certificate in accordance with the requirements hereof, evidencing such change in the Consolidated Debt to Cash Flow Ratio, or, if the Borrower has not delivered a Compliance Certificate as required by the terms hereof within 60 days after the end of any Fiscal Quarter (or in the case of a Fiscal Year, within 90 days after the end thereof), then such change in the margin shall become effective on such 60th day (or 90th day as applicable) and the determination of the Consolidated Debt to Cash Flow Ratio effective on such date may, at the option of the Agent, be made by the Agent, in its sole discretion, and such determination so made by the Agent shall be final and binding for all purposes hereof.

ARTICLE 6
SECURITY

6.1 Security

The Borrower, the Agent and the Lenders acknowledge that the Security to be delivered to the Agent hereunder, as amended, amended and restated, supplemented or replaced from time to time hereafter, shall be held by the Agent on behalf of the Lenders and Swap Lenders as continuing collateral security for all Indebtedness of the Obligors to the Agent, the Lenders or Swap Lenders, as applicable, from time to time pursuant to:

(i) the Credit Agreements and any of the Loan Documents, including due performance, payment and satisfaction of all obligations and Liabilities of the Obligors hereunder and thereunder; and

(ii) the Lender Swaps.

Notwithstanding the foregoing, in respect of Indebtedness secured by the Security, all Swap Indebtedness of the Borrower or any Borrowing Base Subsidiary to any Swap Lender under any Swap Facility with such Swap Lender, other than the Priority Amount, shall be subordinated with respect to priority of security and realization in respect of the Security to the prior indefeasible payment and satisfaction in full of all First Ranking Indebtedness. Enforcement of the Security for Swap Indebtedness in excess of the Priority Amounts shall be subordinated and postponed to enforcement for and collection of all of the foregoing amounts.

In addition to the Security, and to secure due repayment and satisfaction of all of the Borrower's and any Borrowing Base Subsidiary's present and future Liabilities and obligations in respect of the Facilities and under any of the Loan Documents and, if applicable, to secure any present and future Liabilities or obligations of the Borrower or such Borrowing Base Subsidiary in respect of any Swaps entered into by any such Obligor with any Swap Lender, the Borrower shall execute and deliver, or cause to be executed and delivered, in each case in form, substance and amount satisfactory to the Agent:

(a) in the case of the Borrower, a first fixed and floating charge debenture (fixed as to such assets as required by the Agent), and pledge agreement thereof, and a guarantee as to the obligations of any Obligor in respect of any Lender Swap;

(b) the Trust Guarantee, a first floating charge debenture from the Trust and a pledge agreement thereof; and

(c) for each Borrowing Base Subsidiary, a Subsidiary Guarantee, a first fixed and floating charge debenture over all of its assets (including reserve and reclamation funds and fixed in respect of such assets as required by the Agent), and a pledge agreement in respect thereof;

(d) the Subordination Agreement; and

(e) the Note Subordination Agreement.

and in each case an opinion in respect of the Obligor under such instrument in form and substance satisfactory to the Agent.

6.2 Security Effective Notwithstanding Date of Advance

The Security Interests constituted by any of the Security or required to be created hereby or thereby shall be effective, and the undertakings as to Security Interests herein or in any Security shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security Interest or before or after or upon the date of execution of this Agreement, and shall not be affected by the Indebtedness hereunder fluctuating from time to time or the accounts established by the Agent or any Lender ceasing to be in debit balance.

6.3 No Merger

The taking of any Security as provided under this Agreement or any Loan Document shall not operate by way of merger of any of the obligations of any Obligor, or any successor of any Obligor, under any Loan Document, or of any Security Interest, guarantee, contract, promissory note, bill of exchange or security in any other form, whether or not similar to the foregoing, and no judgment recovered by the Agent on behalf of the Lenders shall operate by way of merger or in any way affect the Security provided for in this Agreement, which shall be in addition to and not in substitution for any other security now or hereafter held by the Agent or any Lender or Swap Lender whether for Indebtedness hereunder or under any Security. For greater certainty, no judgment recovered by the Agent, any Lender or Swap Lender shall operate by way of merger or in any way affect the obligation of the Borrower to pay interest at the rates, times and manner as provided in this Agreement.

6.4 Borrowing Base Subsidiary Designation

With the exception of 832033, 1024391, the Mustang Partnership and the Partnership, no Subsidiary shall be a Borrowing Base Subsidiary unless designated by the Borrower as a Borrowing Base Subsidiary. The Borrower may from time to time by notice in writing to the Agent be entitled to:

(a) request the consent of all of the Lenders that a Borrowing Base Subsidiary will no longer be a Borrowing Base Subsidiary; or

(b) request the consent of the Majority Lenders that a Subsidiary which is not currently a Borrowing Base Subsidiary be designated as a Borrowing Base Subsidiary,

provided that the Borrower shall not be entitled to make any such request or designation if immediately after giving effect to any such designation:

(c) a Default or Event of Default would occur or be continuing;

(d) a Borrowing Base Shortfall would result; or

(e) such proposed Borrowing Base Subsidiary in the case of (b) above has not provided the Security and opinion required pursuant Section 6.1 and the Subordination Agreement has been amended to the satisfaction of the Agent and the Lenders, acting reasonably, to add such proposed Borrowing Base Subsidiary thereto so as to provide subordinations and postponements comparable to those provided in respect of other Borrowing Base Subsidiaries.

If a Borrowing Base Subsidiary is requested to no longer be designated as a Borrowing Base Subsidiary, all of the Lenders have consented thereto and the conditions in Sections 6.4(c) and 6.4(d) have been or will be satisfied, the Lenders shall (as soon as reasonably practicable) redetermine the Borrowing Base to exclude the Borrowing Base Assets of such Borrowing Base Subsidiary and, provided that such

redetermination confirms no Borrowing Base Shortfall and the Agent determines that no Default or Event of Default would result, the Agent shall confirm in writing the redesignation of such Borrowing Base Subsidiary as a Subsidiary and shall cancel and return the Subsidiary Guarantee and Security of such Subsidiary.

6.5 Release and Amendment of Security

No Lender shall, during the term of this Agreement, discharge, surrender, amend or otherwise modify any Security, without the prior written consent of all of the Lenders, provided that the Agent may discharge Security provided hereunder at the discretion of the Agent with respect to dispositions which the Agent reasonably determines have been, or are to be, effected pursuant to the permissive provisions of Sections 6.4 and 9.2(b) and whether with respect to the Borrower or any Borrowing Base Subsidiary.

6.6 Registrations and Renewals

The Borrower shall and shall cause each Obligor to do all such acts, execute all such instruments and provide such further assurances as counsel to the Agent may reasonably request to ensure that the priority of the Security Interests created by all of the Security executed and delivered to the Agent as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary or of advantage to the protection or perfection thereof including in the Provinces of Alberta, British Columbia and Saskatchewan; and to so cooperate with the Agent and the Agent's counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interests, from time to time. Notwithstanding the foregoing, the Borrower acknowledges that the Borrower shall at any time when so directed by the Agent, and the Agent may, on its own initiative at any time that it determines in its sole and unfettered discretion, cause the fixed charges under the Security or any part or parts thereof to be registered in such manner and at such places as the Agent determines.

6.7 Extensions, Etc.

The Lenders and Swap Lenders may directly or through the Agent or other duly authorized representatives grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Obligors or any other Persons, sureties or securities as the Lenders and Swap Lenders, in their sole discretion, may see fit, all without prejudice to the liability of any Obligor under the Loan Documents or the rights of the Lenders or Swap Lenders under the Loan Documents.

6.8 Permitted Encumbrances and Permitted Indebtedness

None of:

(a) the fact that any Obligor is permitted to create or suffer to exist any Permitted Encumbrance or permitted Indebtedness;

(b) the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances or permitted Indebtedness; or

(c) the fact that the Security Interests created pursuant to the Loan Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances,

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination or postponement of any Security Interest created pursuant to the Loan Documents to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that the Indebtedness under the Loan Documents is in any way subordinate or junior in right of payment to any permitted Indebtedness, it being the intention of the parties that all Security Interests created pursuant to the Loan Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever and that the Indebtedness under the Loan Documents will rank in right of payment at all times at least equally with such permitted Indebtedness.

6.9 Fixed Charge Reports and Supplements

From time to time upon the request of the Agent, the Borrower shall and shall cause each Borrowing Base Subsidiary to provide an updated asset report, in form satisfactory to the Agent (including in digital copy form in read-only format, date-stamped and locked), detailing all Borrowing Base Assets (including, without limitation, information as to legal descriptions, crown lease numbers and issue dates, zone restrictions, names of freehold lessors, before and after payout working interests and all royalties and burdens), and upon the request of the Agent shall cause the Borrowing Base Subsidiaries to execute and deliver such additional or supplemental Security Interests as the Agent may require in order to ensure that all Borrowing Base Assets are subject to a first fixed charge Security Interests in favour of the Agent on behalf of the Lenders, and to the extent that schedules are provided for the purposes of such supplemental Security Interests in digital form the same shall be in read-only format, date-stamped and locked.

In addition, the Borrower shall, forthwith and from time to time on reasonable request of the Agent grant, and shall cause each Borrowing Base Subsidiary to grant, to the Agent on behalf of the Lenders and Swap Lenders all such further rights and Security Interests necessary or of advantage to the Agent to permit it to operate the assets of the Obligors in a liquidation of assets as a going concern.

ARTICLE 7
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is due for value at or before 1:00 p.m. (Toronto time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the applicable Agent's Account for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments

Except as otherwise agreed to by all of the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement, so long as no Default or Event of Default has occurred and is continuing, shall be applied by the Agent rateably among the Applicable Lenders and the Agent in accordance with amounts owed to the Applicable Lenders under such Facility and the Agent in respect of each category of amounts set forth below, and such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Expenses:** firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) **Interest and Fees:** secondly, in payment of any amounts due and payable as and by way of interest under such Facility pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Section 5.4, 5.5, 5.7 and 5.8, and interest on overdue amounts pursuant to Section 5.6; and

(c) **Other Amounts:** thirdly, in payment of any amounts then due and payable by the Borrower hereunder or under any Loan Document other than amounts hereinbefore referred to in this Section 7.2;

with the balance to be applied to repay or otherwise reduce Accommodations in a manner so that the Accommodations and each basis of Accommodation outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of the Total Commitment.

7.3 Account Debit Authorization

The Borrower authorizes and directs the Agent, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with BMO (for so long as BMO is Agent hereunder) for all amounts payable under this Agreement, including but not limited to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

ARTICLE 8
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT AND DISBURSEMENT OF THE ACCOMMODATIONS

8.1 Effectiveness and Conditions Precedent

This Agreement shall become effective at such time as the following conditions precedent have been satisfied:

(a) **No Default:** as of such time, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of such time;

(c) **Receipt of Documentation:** the Agent has received, in form and substance satisfactory to the Lenders, the following:

(i) a duly executed copy of this Agreement for the Agent and each Lender;

(ii) a duly executed copy of each Security instrument as required pursuant to Article 6, concurrently with the execution of this Agreement, with copies to the Agent and each Lender;

(iii) a duly executed copy of the Subordination Agreement and the Note Subordination Agreement;

(iv) a certificate of status in respect of 832033 and 1024391 issued under the laws of the provinces in which it carries on any material business and a Certificate of Confirmation in respect of Olympia, issued under the laws of Canada;

(v) a certificate of partnership in respect of each of the Partnership and the Mustang Partnership, issued under the laws of the provinces in which it carries on any material business or in which it has any material assets;

(vi) a certified copy of the Final Order and the filed Articles of Arrangement, as well as copies of the certificate of amalgamation issued pursuant to the Amalgamation in respect of the Borrower;

(vii) an officer's certificate of the Borrower on its own behalf and as manager on behalf of the Partnership, as managing partner of the Mustang Partnership and as Administrator on behalf of the Trustee certifying its constating documents and by-laws, the Partnership Agreement, the Mustang Partnership Agreement, the Note Indenture, the Trust Indenture and the Administration Agreement, as amended to the date hereof, as applicable, and providing a certificate of incumbency;

(viii) a certified directors' resolution of Thunder on its own behalf, as managing partner of the Partnership, as managing partner of the Mustang Partnership and as Administrator on behalf of the Trustee, with respect to the Loan Documents executed by the Borrower, the Partnership or the Administrator, certified as of the Effective Date;

(ix) an officer's certificate of each of 832033 and 1024391 certifying its constating documents and by-laws and a certified director's resolution of 832033 and 1024391 with respect to the Loan Documents executed by it;

(x) a certified true copy of each Material Contract (other than the NPI Agreement), all of which are to be in form and substance satisfactory to the Lenders including, without limitation, satisfactory amendments to the Trust Indenture to accommodate the Loan Documents;

(xi) an environmental checklist in the standard form of and satisfactory to the Agent;

(xii) a corporate governance checklist in the standard form of and satisfactory to the Agent;

(xiii) satisfactory review by the Lenders of pro forma balance sheets, financial forecasts and related checklists completed in form satisfactory to the Agent;

(xiv) satisfactory review by the Lenders of the conveyance agreements by, *inter alia*, Mustang, Thunder and Forte to Ember, Valiant and Alberta Clipper;

(xv) evidence that any and all required regulatory and shareholder approvals have been received with respect to the Loan Documents, the Arrangement and the Plan;

(xvi) a certificate from the insurer of the Borrower and the Borrowing Base Subsidiaries naming the Agent as first loss payee and as an additional insured under the insurance policies of the Borrower and Borrowing Base Subsidiaries;

(xvii) evidence that on July 7, 2005 and following the completion of the Arrangement, the Borrowing Base Assets are not, and will not be, subject to any Security Interests, other than Permitted Encumbrances including evidence that Alberta Treasury Branches has released all guarantees and security in relation to the Borrowing Base Assets;

(xviii) evidence that the completion of the Arrangement has been completed without waiver or amendment of any terms or conditions of the Arrangement or the Plan, other than such waivers or amendments previously consented to in writing by the Majority Lenders;

(xix) an opinion of Messrs. Heenan Blaikie LLP counsel to the Obligors, addressed to the Agent and each Lender, with respect to this Agreement and the Loan Documents;

(xx) an opinion of Messrs. Burnet, Duckworth & Palmer LLP, counsel to the Lenders, addressed to the Agent and each Lender; and

(xxi) such other documents and documentation which the Agent may reasonably request.

(d) **Fees:** payment of all agency, underwriting, extension, increased commitment, arrangement and legal fees of the Agent, each Lender and their counsel;

(e) **Lenders Due Diligence:** completion of all business, legal and environmental due diligence by the Lenders and its counsel, including, without limitation, as to the organizational structure of the Obligors prior to and after the Arrangement, and review of all steps and actions pursuant to the Plan, all in form and substance satisfactory to the Lenders; and

(f) **Material Adverse Change:** as of such time, no circumstance or event has occurred which could reasonably be expected to have a Material Adverse Effect (nor have the Lenders become aware of any fact or facts not previously known, which, in the opinion of the Lenders, are reasonably likely to have a Material Adverse Effect), and that there has been no material adverse change in the operations or financial condition of the Borrower and the Borrowing Base Subsidiaries, or of their assets, taken as a whole.

Each Lender hereby authorizes the Agent to confirm to the Borrower, and the Agent shall confirm in writing to the Borrower, when the conditions precedent set forth in this Section 8.1 have been satisfied provided such Lender has not advised the Agent prior to this Agreement becoming effective pursuant to this Section 8.1 that such Lender is not satisfied that the Borrower has complied with such conditions precedent.

8.2 Continuing Conditions Precedent

The obligations of the Lenders to make available any Accommodations pursuant to Sections 3.7 or 3.8 or to make any conversion of Accommodations pursuant to Section 3.16 or to make a Rollover pursuant to Section 3.17, is, in addition to the satisfaction of the conditions set forth in Section 8.1, subject to and conditional upon the condition precedent that, on each Drawdown Date and Conversion Date and date of a Rollover: (i) there exists no Default or Event of Default; (ii) the representations and warranties set forth in Section 2.1 would be true and correct if made on such date; and (iii) after giving effect to the Drawdown, Conversion or Rollover, the aggregate Outstandings will not exceed the Borrowing Base.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Majority Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Accommodations, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Accommodations.

ARTICLE 9
COVENANTS

9.1 Positive Covenants

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance of Indebtedness and Liabilities:** the Borrower shall, and shall cause each Obligor to, pay duly and punctually all Indebtedness as and when due by it hereunder or under any Loan Document and perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of Obligors:** the Borrower shall cause each Obligor which is a corporation to maintain its corporate existence, and cause each Obligor which is a partnership or trust to maintain its existence, in good standing under the laws of its jurisdiction of incorporation, organization or creation, as the case may be, and shall cause each to duly register and qualify and remain duly registered and qualified as required, under the laws of each jurisdiction in Canada in which the nature of any material business activities or Trust Activities transacted by it or the character of any material properties and assets owned or leased by it requires such registration and qualification and preserve in full force and effect all licences, permits and authorizations required in relation to carrying on the Trust Activities and the operations of any other Obligor;

(c) **Annual Financial Statements and Budget:** the Borrower shall furnish to the Agent at the Agent's Chicago Branch as soon as available and in any event within ninety (90) days after the end of each Fiscal Year of the Trust, the annual audited consolidated (which shall consolidated for all Obligors) financial statements of the Trust, and the unaudited unconsolidated annual financial statements of the Borrower, the Partnership and the Mustang Partnership as at the close of such Fiscal Year, setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report confirming that its examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as it considered necessary in the circumstances and that such consolidated financial statements of the Trust present fairly in all material respects the consolidated financial position of the Trust and its Subsidiaries as of the close of such Fiscal Year and the results of their operations and the changes in their financial position for the Fiscal Year then ended, in accordance with Generally Accepted Accounting Principles.

Not later than 2 months after the end of each Fiscal Year, the Borrower shall furnish to the Agent copies of the Partnership's operating budget and capital budget for the then current Fiscal Year, as previously approved by the board of directors of the Administrator;

(d) **Quarterly Financial Statements:** the Borrower shall furnish to the Agent at the Agent's Chicago Branch, as soon as available and in any event within sixty (60) days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, the Partnership's and the Trust's quarterly

unaudited consolidated financial statements including unaudited consolidated statements of income, changes in financial position and balance sheet prepared in accordance with Generally Accepted Accounting Principles consistently applied;

(e) **Quarterly Compliance Certificate:** the Borrower shall cause the Administrator to furnish to the Agent at the Agent's Chicago Branch, within 60 days after the end of each Fiscal Quarter, effective as of the last day of such Fiscal Quarter, a duly executed and completed Compliance Certificate;

(f) **Production Reports:** the Borrower shall furnish to the Agent at the Agent's Chicago Branch, within forty-five (45) days from the end of each Fiscal Quarter (unless requested more frequently by the Agent), production reports (the same to include information as to volumes produced and sold and the amount received by the Borrower or any Borrowing Base Subsidiary) in respect of the Borrowing Base Assets;

(g) **Other Reports:** the Borrower shall furnish to the Agent:

(i) promptly upon transmission thereof:

(A) all financial statements, proxy statements, information circulars, notices and reports the Trust sends to Unitholders and copies of all prospectuses filed by the Trust with Canadian or United States securities regulatory authorities, registration statements and all material change reports which the Trust files with any Canadian or United States securities regulatory authorities;

(B) all notices of meetings of its Unitholders given pursuant to the Trust Indenture; and

(C) any request of any Unitholder of it for the calling of the meeting of the Unitholders; and

(ii) promptly upon receipt or delivery of same as applicable, all material reports which the Borrower, Administrator or any Borrowing Base Subsidiary receives or provides pursuant to any of the Material Contracts;

(h) **Provision of Information and Right of Inspection:** the Borrower shall, and shall cause each Obligor to provide to the Agent and the Lenders such information relating to its assets, affairs, operations and financial conditions as the Lenders may reasonably request and permit any Person designated in writing by the Agent, at the Lenders' expense prior to a Default or Event of Default and at the Borrower's sole expense thereafter, to visit and inspect the properties of any Obligor, to examine its books and financial records and to discuss its affairs, finances and accounts, all at such times and as often as may be requested; provided however that such Person or Persons representing the Agent shall hold all information obtained as a result of such visit or visits in accordance with the confidentiality provisions and exceptions of this Agreement;

(i) **Payment of Taxes:** the Borrower shall and shall cause each Obligor to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, and provide adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested, and provide the Agent upon request with evidence, in form and substance satisfactory to the Agent, of such payment;

(j) **Insurance:** the Borrower shall, and shall cause each Borrowing Base Subsidiary to, cause each Operator to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Borrowing Base Subsidiaries, and as would be maintained by a prudent Person engaged in the same or similar business in the localities where such properties or operations are located and as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located), with loss payable firstly to the Agent on behalf of the Lenders and Swap Lenders, and shall, if required, add the Agent and the Lenders as additional insureds, assign such insurance policies in favour of the Agent and furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions;

(k) **Defend Title to Assets:** the Borrower shall, and shall cause each Borrowing Base Subsidiary to, maintain, protect and defend title to the Borrowing Base Assets and take all such acts and steps as are necessary or advisable at any time and from time to time to retain ownership by the Borrower and each Borrowing Base Subsidiary of its interest in the Borrowing Base Assets in good standing (other than such lease surrenders as the Borrower or any Borrowing Base Subsidiary makes, or such lease expiration as the Borrower or any Borrowing Base Subsidiary allows to occur, in the ordinary course of business and which could not reasonably be expected to have a Material Adverse Effect).

If the Security Interests granted in any Loan Document or the title to or the rights of the Agent or the Lenders or Swap Lenders in or to any Collateral or any part thereof shall be endangered or shall be attacked, directly or indirectly, or if any legal proceedings are instigated against any Obligor or any Operator with respect thereto, the Borrower shall and shall cause each applicable Obligor to (other than with respect to Minor Title Defects) promptly give written notice thereof to the Agent, and the Borrower shall and shall cause each applicable Obligor to:

(i) conduct itself diligently to cure any title defect that is discovered or validly claimed;

(ii) take all necessary and proper steps for the defence of title to such properties and the Security granted under any Loan Document; and

(iii) take such action, including employment of legal counsel, as is reasonably appropriate to the prosecution or defence of litigation with the view to the release or discharge of claim made against the title to any such properties.

The Borrower hereby authorizes, and shall cause each other Obligor to authorize, the Agent, at the Borrower's sole expense, to take all additional steps as the Agent, acting reasonably, determines are necessary or advisable for the defence of such title to any portion of the Collateral or the Security contemplated hereby, including but not limited to the employment of independent legal counsel, the prosecution or defence of litigation and the compromise or discharge of any adverse claims made with respect thereto;

(l) **Books and Records:** the Borrower shall, and shall cause each Obligor to, keep proper and adequate records and books of account (including lists of accounts receivable showing amounts owing on each account) in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles as consistently applied (except for such changes in such accounting principles with which the Majority Lenders and the Borrower's independent auditors concur);

(m) **Notice of Certain Events:** the Borrower shall, and shall cause each Obligor to provide the Agent with prompt written notice of:

(i) the occurrence of any condition or event which constitutes a Default or Event of Default;

(ii) any actions, suits, litigation or other proceedings of which it has knowledge which are commenced or threatened against or adversely affect the Borrower, the Administrator or any other Obligor and which, if adversely determined, could reasonably be expected to have a Material Adverse Effect or which in any event involve a claim in excess of Cdn. [redacted];

(iii) the discovery of any contaminant or of any spill, discharge, deposit, escape or Release of a contaminant into the environment from or upon the land or property of the Borrower or any Borrowing Base Subsidiary which has or could reasonably be expected to have a Material Adverse Effect;

(iv) any Governmental Action that has been issued or made by any Governmental Authority to the effect that the Borrower or any Borrowing Base Subsidiary or any Operator of a property in which the Borrower or any Borrowing Base Subsidiary has an interest, has failed to comply in any material respect with any Environmental Laws or requiring any remediation, stop work, cleanup or otherwise;

(v) the discovery of any title defect in respect of any Borrowing Base Asset, other than a Minor Title Defect;

(vi) the exercise of any ROFR in respect of a Borrowing Base Asset after the acquisition thereof by the Borrower or a Borrowing Base Subsidiary (but excluding exercises thereof upon a sale by the Borrower or the Borrowing Base Subsidiary itself) for a consideration which, when taken together with any other consideration for all ROFRs exercised within the previous 12 months, is in excess of an amount equal to 5% of the Borrowing Base as most recently determined or redetermined;

(vii) any circumstance or event becomes known which would render any representation or warranty in Section 2.1 incorrect or untrue if then made hereunder;

(viii) the unwinding or termination of any Commodity Swap;

(ix) any proposal to change the name of any Obligor or the location of its chief executive office to a place other than the Province of Alberta, and in any event not less than five (5) Business Days prior to any such change; and

(x) any matter that has had, or could reasonably be expected to have, a Material Adverse Effect;

(n) **Environmental Reports:** within 120 days after the end of each Fiscal Year and from time to time upon the request of the Agent, acting reasonably, the Borrower shall provide a report to the Agent, in form and substance satisfactory to the Lenders, acting reasonably, describing the environmental policies and the implementation of such policies and other significant environmental activities of the Borrower and each Borrowing Base Subsidiary during the previous Fiscal Year and confirming compliance with all Environmental Laws;

(o) **Compliance with Laws and Regulations; Maintenance of Permits:** the Borrower shall and shall cause each Borrowing Base Subsidiary, to the extent it is the Operator of any property or asset, or to the extent it is not the Operator to use all reasonable commercial efforts to cause the Operator to:

(i) comply with, and manage and operate its properties and assets in compliance with, all Applicable Laws, rules, regulations and orders of Governmental Authorities, including, without limitation, Environmental Laws;

(ii) observe and conform in and to all valid requirements, including Governmental Actions, of any Governmental Authority relative to its properties or assets and all covenants, terms and conditions of all agreements upon or under which any of its properties and assets are held;

(iii) keep and maintain in effect and comply with all permits, approvals, licences and authorizations required in connection with its business or operations; and

(iv) store, treat, transport or otherwise handle and dispose of all hazardous materials and waste own, managed or controlled by the Borrower, any other Obligor or the Operator in compliance with all Environmental Laws,

except to the extent failure to so comply, observe or conform with any of the foregoing could not, in the opinion of the Lenders acting reasonably, be expected to have a Material Adverse Effect;

(p) **Facilities:** the Borrower shall and shall cause each Borrowing Base Subsidiary to use all reasonable commercial efforts to ensure that it has, at all times, access to and the ability to use all gathering and processing facilities and pipelines necessary as a prudent owner of Hydrocarbon Rights in order to gather, process and deliver to market its petroleum substances under commercially reasonable conditions, except to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect;

(q) **Additional Environmental Information:** the Borrower shall, and shall cause each Borrowing Base Subsidiary to, upon the request of the Agent (acting reasonably), make available at all reasonable times its senior officers primarily responsible for its environmental activities and affairs to review such activities and affairs and respond to the inquiries of the Lenders. In addition, the Borrower shall and shall cause each Borrowing Base Subsidiary to forthwith notify the Agent, and make copies available for inspection and review on a confidential basis by representatives of the Agent, upon receipt of written orders, control orders, directions, action requests, claims and complaints from a Governmental Authority:

(i) relative to the defective or unsatisfactory condition of any of the Borrowing Base Assets including, for greater certainty, Tangibles, which could reasonably be expected to have a Material Adverse Effect; or

(ii) relating to non-compliance with any Environmental Law which could reasonably be expected to have a Material Adverse Effect.

The Borrower shall, and shall cause each Borrowing Base Subsidiary to, proceed diligently to resolve any such claims, complaints, notices or enquiries relating to compliance with Environmental Law where failure to resolve the same could reasonably be expected to have a Material Adverse Effect;

(r) **Operational Covenants:** the Borrower shall, and shall cause each Borrowing Base Subsidiary to, or if it is not the Operator, will and will cause the applicable Borrowing Base Subsidiary to use all reasonable commercial efforts to cause the applicable Operator to, carry on and conduct its business, and keep, maintain and operate the Borrowing Base Assets and process, transport and sell the production attributable thereto, in accordance with Applicable Law and sound oil and gas industry practice;

(s) **Environmental Audit:** upon the occurrence or discovery of any circumstance, condition or event which in the opinion of the Agent, acting reasonably, may result in any material Environmental Liability to the Borrower or any other Obligor, and in any event after occurrence of an Event of Default which is continuing, the Agent may arrange for an environmental audit to be conducted by an independent environmental engineer or other environmental consultant, at the expense of the Borrower. The Borrower shall cause, or cause the applicable Borrowing Base Subsidiary to cause, each Operator to, upon reasonable notice and so long as any such engineer or consultant agrees to comply with the health and safety standards generally applicable to the properties or assets to be audited, provide access to its property and assets in order for such engineer or consultant to conduct such environmental and other inspections as it deems advisable and in that connection to examine the books, records, assets, affairs and operations of the Borrower, such Obligor or such Operator and to make enquiries of government offices concerning compliance by the Borrower, any such Obligor or the Operator with Environmental Laws;

(t) **Subsidiaries:** the Borrower shall ensure that all Subsidiaries of the Trust are at all times wholly-owned (beneficially) directly or indirectly by the Trust (other than by virtue of Exchangeable Shares issued in connection with the Arrangement), including, without limitation, in respect of any Subsidiary that is a trust, that the only beneficiaries thereof are the Borrower or Borrowing Base Subsidiaries, and in respect of a Subsidiary that is a partnership, that the only partners thereof are the Borrower or Borrowing Base Subsidiaries;

(u) **Subordination Agreement:** the Borrower shall, and shall cause each Obligor to, comply with its obligations under, and abide by the terms of, the Subordination Agreement and Note Subordination Agreement and any Convertible Debenture Subordination Agreement; and

(v) **Further Assurances:** the Borrower shall, and shall cause each other Obligor to, after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out.

9.2 Negative Covenants

The Borrower covenants with each of the Lenders and the Agent that it shall not, and shall ensure that each other Obligor shall not, without the prior written consent of the Majority Lenders:

(a) **Debt Incurrence:** issue, create, incur or assume any Indebtedness for Borrowed Money nor provide any form of Financial Assistance to any Person other than:

(i) as provided hereunder or secured by any Loan Document;

(ii) indebtedness to Alberta Treasury Branches by way of reimbursement obligations resulting from cheques issued by Forte or Mustang prior to the Arrangement but

presented for payment after the Arrangement and which are in payment of trade payables of Forte or Mustang, incurred in the ordinary course of business;

(iii) Indebtedness arising from a Capital Lease by the Borrower or a Borrowing Base Subsidiary of personal property, provided that at the time such Indebtedness is incurred, such Indebtedness when aggregated with all Indebtedness under all other Capital Leases then outstanding, (calculated in accordance with GAAP) does not exceed 5% of the amount of the Borrowing Base most recently determined or redetermined;

(iv) unsecured Trust Indebtedness which has been fully subordinated and postponed pursuant to the Subordination Agreement to all Lender Outstandings;

(v) unsecured Indebtedness of the Borrower to a Borrowing Base Subsidiary or of a Borrowing Base Subsidiary to another Borrowing Base Subsidiary;

(vi) Financial Assistance provided by the Borrower to any Borrowing Base Subsidiary or by any Borrowing Base Subsidiary to another Borrowing Base Subsidiary, but only for so long as the recipient of such Financial Assistance remains a Borrowing Base Subsidiary; or

(vii) unsecured Indebtedness of the Trust under Convertible Debentures which has been subordinated and postponed pursuant to a Convertible Debenture Subordination Agreement to the Lender Outstandings;

(b) **Asset Disposition/Encumbrances:** directly or indirectly sell, assign, transfer, convey, mortgage, pledge, charge or otherwise dispose of or encumber any or all of its right, title, estate and interest in or to all or any part of its properties, rights, assets or undertaking, other than:

(i) sales of petroleum, natural gas and related hydrocarbons made by an Obligor in the ordinary course of business provided that such sales are not Prepaid Gas Obligations, Production Payments or sales or other such dispositions made as a means of borrowing or raising monies or of providing, directly or indirectly Financial Assistance to any Person;

(ii) Permitted Encumbrances;

(iii) sales or dispositions of Borrowing Base Assets resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with prudent oil and gas industry practice with arm's length third parties on prudent industry terms when it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Borrowing Base Assets;

(iv) an unsecured net profits agreement not creating any interest in land to be granted by the Partnership to the Trustee on terms and conditions satisfactory to the Agent, acting reasonably;

(v) sales or dispositions by the Borrower to a Borrowing Base Subsidiary, or by a Borrowing Base Subsidiary to the Borrower or to another Borrowing Base Subsidiary provided that if such sales or dispositions are of Borrowing Base Assets to a Borrowing Base Subsidiary, the acquiring Borrowing Base Subsidiary has provided the Security required pursuant to Section 6.1(c), including any required supplements in respect of any fixed charges created by such Security;

(vi) sales or dispositions of assets in any 12 month period if the assets so sold or disposed of in such period by the Borrower or Borrowing Base Subsidiaries have an aggregate fair market value (consisting of only cash and/or petroleum, natural gas and related hydrocarbon properties) in the aggregate for all such transactions not exceeding 5% of the Borrowing Base; or

(vii) sales or dispositions by the Borrower or a Borrowing Base Subsidiary in the ordinary course of its business and in accordance with prudent industry practice of any Tangible that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c) **Conduct of Activities:** engage in any activities or business or enter into ventures other than (i) in the case of the Trust, the Trust Activities, (ii) in the case of the Borrower and the Borrowing Base Subsidiaries, the ownership of oil and gas properties and assets in Canada and exploration and development, production and marketing of petroleum, natural gas and related products; and (iii) in the case of the Borrower, acting in the capacity of the Administrator or as the managing partner of the Partnership;

(d) **Amend Material Contracts:** modify, alter, amend, extend, renew, replace, knowingly waive strict and timely performance of any compliance with (including, without limitation waive any default under), terminate, cancel or suspend or assign any Material Contract or any material term, agreement, provision, item, obligation or covenant contained in any Material Contract; nor commence any action, institute any proceeding, or make any application pursuant to the *Trustee Act* (Alberta) or any similar legislation of any other Province having jurisdiction, to (i) alter or vary the terms of the Trust or the Trust Indenture if any such amendment could, in the opinion of the Majority Lenders, acting reasonably, be expected to adversely affect the rights or interests of the Lenders or Swap Lenders in any material respect or (ii) seek any distribution of any assets of the Trust among its creditors or beneficiaries;

(e)



(i)

(ii)

(iii)

(f) **Transfer or Encumbering of Trust Indebtedness or Equity Interests:** consent or agree to, or allow any other Obligor to consent or agree to, any sale, disposition or other transfer of any interest in any Trust Indebtedness or any of the shares of any Subsidiary which is a Corporation, any partnership interest of any Obligor which is a partnership or any beneficial interests or unit interests in any Subsidiary that is a trust or the creation of any Security Interests therein;

(g) **Insurance Proceeds:** make any application or use of any insurance proceeds received by it in respect of any single claim or event which are in excess of 5% of the Borrowing Base as most recently determined or redetermined, until the Majority Lenders have determined that, as a result of the insured events, a Borrowing Base Shortfall has not resulted or would not result from an application of such proceeds of insurance other than on account of the Indebtedness;

(h) **Mergers, Etc.:** enter into or become party to any transaction of merger, amalgamation, combination, consolidation, winding up, plan of arrangement or reconstruction with any Person or take any corporate, partnership or trust action authorizing or approving of any the foregoing;

(i) **Change of Fiscal Year:** change its fiscal year end from December 31 or the basis on which its financial records are now maintained;

(j) **No Material Subsidiaries:** except for Borrowing Base Subsidiaries, create, acquire or suffer to exist from time to time: (i) any Subsidiary having directly or indirectly total assets greater than Cdn. $1,000,000 including any Subsidiary holding, directly or indirectly, shares, partnership interests or trust interests in any such Person; or (ii) Subsidiaries in the aggregate having directly or indirectly aggregate total assets greater than Cdn. $2,000,000;

(k)



(i)

(ii)

(iii)

(iv)

(v)

(vi)

(l) **Restrictions on Sale Contracts:** enter into any contracts for the sale of petroleum, natural gas or related hydrocarbons in any period in an amount which would be in excess of the estimated uncontracted and uncommitted production by the Borrower and the Borrowing Base Subsidiaries from the Hydrocarbon Rights for such period, as estimated at the time such contract of sale is entered into;

(m) **Restrictions on Investments:** acquire, make or permit to remain outstanding any Investments except:

(i) operating deposit accounts with the Agent;

(ii) Permitted Investments; and

(iii) Investments by the Borrower and the Borrowing and the Borrowing Base Subsidiaries in Borrowing Base Subsidiaries or in Indebtedness of the Borrower or any Borrowing Base Subsidiaries;

(n) **Borrowing Base Shortfall:** cause, or permit to exist, a Borrowing Base Shortfall, except during a BBS Cure Period;

(o) **Trustee and Administrator:** institute or cause or permit a Thunder Trustee to be replaced with a successor trustee which does not meet the requirements of Section 6.6 of the Trust Indenture or Section 10.2 of the Note Indenture, as applicable, as in effect on the Effective Date or add any Person as trustee of the Trust nor allow any Person other than Thunder to be the Administrator;

(p) **Partnership:** add any Person as, or otherwise allow or permit any Person to be, a partner to the Partnership or the Mustang Partnership which is not a Borrowing Base Subsidiary, nor make any changes, amendments or supplements to the Partnership Agreement or the Mustang Partnership Agreement which could reasonably be expected to adversely affect the interests of the Lenders;

(q) **Applications:** institute, cause or permit any proceedings, any actions or any application to any court, for any variation of the terms of the Trust or the Trust Indenture, or for any distribution of any of the Trust Fund;

(r) **Transactions with Associates:** except as expressly permitted by this Agreement and without in any manner qualifying or limiting any other negative covenant contained in this Section 9.2 or in any other Loan Document, make any Investment in an Associate, transfer, sell, lease, assign or otherwise dispose of property to an Associate, merge into or consolidate with or purchase or acquire property from an Associate, pay any management or consulting fees, make any reimbursement of costs or enter into any transaction directly or indirectly with or for the benefit of an Associate, provided that the Borrower and the Borrowing Base Subsidiaries may enter into such transactions with: (i) each other; and (ii) the Services Agreements; or

(s) **Management Contracts:** be or become a party to any agreement providing for its directorship or any management functions to be conducted by or delegated to any Person other than, in the case of the Trust to the Administrator, pursuant to the Administration Agreement.

ARTICLE 10
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Failure to Pay Interest or Fees:** the failure of the Borrower to make any payment of any interest or fees or any portion thereof when due hereunder and such default shall remain unremedied for a period of two (2) Business Days after written notice from the Agent to the Borrower that such amount is due or overdue;

(b) **Failure to Pay Other Amounts:** the failure of the Borrower to make any payment (other than interest or fees), including any principal or the face amount of a maturing Bankers' Acceptance, or any portion of the foregoing, when due hereunder, and such default shall remain unremedied for a period of three (3) Business Days after written notice from the Agent to the Borrower that such amount is due or overdue;

(c) **Covenants:** if there is a breach or failure of due performance or observance by any Obligor of:

  (i) Sections 9.2(b) through 9.2(h) inclusive, 9.2(q) or 9.2(r);

  (ii) any other covenant or provision of this Agreement or any of the Loan Documents (other than as otherwise dealt with in this Section 10.1), unless such breach or failure is cured to the satisfaction of the Majority Lenders, acting reasonably, within thirty (30) days after written notice thereof by the Agent to the Borrower;

(d) **Misrepresentations:** if any representation or warranty made or deemed to be made by any Obligor in any Loan Document or certificate or document shall prove to have been incorrect in any material respect when made or deemed to be made or repeated hereunder or thereunder; provided that if the matter, defect or deficiency which is the subject matter of the misrepresentation is capable of correction or remedy (and not merely by changing the representation made), then if it is not corrected or remedied to the satisfaction of the Majority Lenders, acting reasonably, within thirty (30) days after written notice thereof by the Agent to the Borrower;

(e) **Cross Default:** if there occurs and is outstanding any default under any term or provision of any Material Contract by any Obligor, or any other Person party thereto, which default could reasonably be expected to have a Material Adverse Effect; or any Obligor, and/or the Person primarily liable or jointly and/or severally liable in the case of any contingent or joint and/or several obligation of any Obligor is in default under any term or provision of any agreement evidencing or securing Indebtedness for Borrowed Money between itself and any Person (other than this Agreement), and such breach or default is in respect of an amount which (taken together with any other such breaches or defaults in respect of Indebtedness for Borrowed Money, and taken together with any accelerated amounts in respect of Indebtedness for Borrowed Money), is in the aggregate in excess of Cdn. [redacted] or which in any event could reasonably be expected to have a Material Adverse Effect and such breach or default in any of the foregoing events shall not be remedied within the lesser of thirty (30) days from the occurrence thereof and the cure period (if any) allowed in the Material Contract or relevant agreement;

(f) **Cease to Carry on Business:** if any Obligor ceases or threatens to cease to carry on business;

(g) **Voluntary Insolvency:** if any Obligor (other than the Trust) shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii) make or threaten to make a general assignment for the benefit of creditors;

(iv) commit or threaten to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or any statute passed in substitution therefor, as amended from time to time;

(v) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(vi) take corporate or partnership action for the purpose of effecting any of the foregoing.

(h) **Involuntary Insolvency:** if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against any Obligor (other than the Trust) seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like or of all or any part of its assets, or any other like relief in respect of it under any bankruptcy, winding-up, reorganization, trustee or insolvency law, the same shall continue undismissed or unstayed and in effect, for any period of thirty (30) consecutive days;

(i) **Insolvency of the Trust:** if there shall occur any Insolvency of the Trust;

(j) **Disposition of Assets:** if any Obligor shall pass an effective resolution, or initiate steps or proceedings for the purpose of, authorizing the disposition of all or substantially all of its property, assets and undertakings;

(k) **Change in Ownership:** if, at any time without the prior written consent of the Majority Lenders, (i) each Obligor (other than the Trust) is not wholly owned, directly or indirectly, by the Trust, (ii) the Trust is not the sole shareholder of the Borrower; or (iii) there is any Change of Control;

(l) **Judgments:** if a final judgment or judgments for the payment of money shall be rendered against any Obligor in an aggregate outstanding amount for all such judgments which is in excess of [redacted] and the same shall remain undischarged for a period of twenty (20) days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(m) **Writs:** if a writ, execution, attachment or similar process is issued or levied against any part of the property of any Obligor or in respect of any Borrowing Base Assets in connection with any judgment or judgments against such Obligor, the Operator or in respect of the Borrowing Base Assets or in connection with any judgment for non-payment of any Tax, in an aggregate amount for all such proceedings which is in excess of [redacted] and such writ, execution, attachment or similar process remains undischarged or unreleased for a period of twenty (20) days;

(n) **Encumbrancers:** if an encumbrancer or lienor lawfully takes possession of any property of any Obligor or in respect of Borrowing Base Assets having a value in an aggregate amount which is in excess of [redacted] and such possession continues for a period of twenty (20) days;

(o) **Invalid Loan Documents:** if any material provision of any Loan Document continues to be invalid or unenforceable in whole or in a material part, or any of the Security Interests in and to any material Collateral constituted by the Security fails to attach thereto or to have the priority intended thereby, and, in either case, the same is not cured to the satisfaction of the Majority Lenders, acting reasonably, within fifteen (15) days after notice thereof by the Agent to the Borrower;

(p) **Other Provision:** if any Event of Default has occurred or is deemed to have occurred pursuant to Section 3.5(i);

(q) **Constating Documents:** if the articles of amalgamation of the Borrower are materially amended without the consent of the Majority Lenders, such consent not to be unreasonably withheld;

(r) **Redemption Notes and Other Notes:** if any Redemption Note or Other Note is created or issued, unless prior thereto an agreement in form and substance satisfactory to the Agent, has been entered into by the Agent with the holders of such notes or a trustee acting on all of their behalfs, to provide, *inter alia*, for the subordination and postponement of all obligations and liabilities under any such Redemption Note or Other Note all Outstandings;

(s) **Swaps:** if an Obligor breaches or is in default under any Swap and as a result thereof Indebtedness of such Obligor thereunder has been accelerated or deemed to have accelerated and has not been paid within any applicable cure period and the aggregate amount of all such accelerated amounts under all Swaps, when taken together with the aggregate amount of any breaches or defaults provided for by Section 10.1(e) is in excess of Cdn. [redacted];

(t) 

(u) 

10.2 Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived, the Agent on behalf of the Lenders, and with the approval of the Majority Lenders shall be entitled to, without limiting or restricting other remedies or rights under contract, at law or in equity, as the Agent and the Majority Lenders may in their sole and unfettered discretion determine:

(a) **Terminate Commitment:** cease to make or continue any Accommodations hereunder, notwithstanding any prior receipt by the Agent of a Borrowing Notice, Conversion Notice or a Rollover Notice or any other event and the Agent may, by written notice to the Borrower, declare the Total Commitment, each Lender's Commitment and the right of the Borrower to apply for further Accommodations to be terminated; and

(b) **Acceleration Notice:** by written notice to the Borrower (an "**Acceleration Notice**"), declare all Outstandings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit) and other Liabilities (whether matured or unmatured) of the Borrower to the Agent and the Lenders hereunder and under the other Loan Documents to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 10.1(g), (h), or (i) the Commitment shall automatically terminate and all Outstandings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit) and other Liabilities hereunder and under the other Loan Documents shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower or any Obligor. Immediately upon the occurrence of an Event of Default specified in Section 10.1(g), (h) or (i) or at the time stated in an Acceleration Notice, the Borrower shall pay to the Agent on behalf of the Lenders all amounts owing or payable in respect of all Outstandings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit) and other Liabilities hereunder and under the other Loan Documents, failing which all rights and remedies of the Agent and the Lenders under the Loan Documents shall thereupon become enforceable.

10.3 Demands for Repayment

(a) **Lender Demands:** If the Agent, on behalf of the Majority Lenders delivers an Acceleration Notice, each Swap Lender shall, within three (3) Business Days, deliver (to the extent applicable to it) a Swap Demand for Repayment.

(b) **Termination Event:** If a Termination Event has occurred and all the Lender Outstandings are not thereafter due and payable, the Agent and each Swap Lender shall, within 3 Business Days, deliver such Demands for Repayment as may be necessary to ensure that all Lender Outstandings are thereafter due and payable under the Credit Agreements.

(c) **Swap Demand:** If any Swap Lender proposes to deliver a Swap Demand for Repayment, it shall notify the Agent of its determination, and the Agent, within a further 5 Business Days after delivery of the aforesaid notice shall notify each of the Lenders and Swap Lenders whether the Agent, on behalf of the Majority Lenders, proposes to deliver an Acceleration Notice hereunder. If the Agent does not so advise the other Lenders and Swap Lenders within such 5 Business Day period, it shall be deemed to advise that the Majority Lenders do not propose to deliver an Acceleration Notice. If the Agent does notify the Swap Lenders that the Majority Lenders propose to deliver an Acceleration Notice, all Demands for Repayment shall be delivered concurrently by the Agent and the Swap Lenders. If the Agent does not notify the Swap Lenders that the Majority Lenders do not propose, or the Agent is deemed to have advised that the Majority Lenders do not propose, to deliver an Acceleration Notice, the Swap Lender which delivered the notice to the Agent may at any time within 30 Business Days thereafter deliver a Swap Demand for Repayment. If any Swap Lender delivering any such Demand for Repayment does not receive the amount so demanded on or prior to the time stated in such Demand for Repayment, such Swap Lender shall so notify the Agent and the Agent and each other Swap Lender shall forthwith concurrently deliver such Demands for Repayment as may be necessary to ensure that all Lender Outstandings are thereafter due and payable under the Credit Agreements.

(d) **No Sharing:** Any amounts which are lawfully received by any Swap Lender under a Swap prior to the earlier of the delivery by the Agent of an Acceleration Notice or the occurrence of a Termination Event hereunder are not required to be shared pursuant to the provisions of Section 10.7.

(e) **Lender Subsidiaries:** If a Lender Swap is entered into with an Affiliate of a Lender, that Lender shall cause such Affiliate to deliver all Swap Demands for Repayment as required by this Section 10.3 and such obligations shall survive such Lender (at any time after any such Lender Swap was entered into) ceasing to be a Lender hereunder.

10.4 Cash Collateral Accounts

(a) **Exchange Rate Fluctuations:** Upon the receipt of cash cover by the Agent pursuant to Section 4.4 and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders hereunder, shall thereafter be entitled to deposit and retain in a Cash Collateral Account amounts which are received by the Agent from the Borrower until the next Business Day on which there has been no such excess under Section 4.4 for a period of 5 consecutive Business Days whereupon all such amounts shall be immediately credited to the Borrower's Prime Loans outstanding under the Working Capital Facility, or if such amounts exceed those Outstandings, then on account of Prime Loans under the Production Facility.

(b) **Bankers' Acceptances, LIBOR Loans and Letters of Credit:** Upon the occurrence of a Termination Event or delivery of an Acceleration Notice, and in the case of Letters of Credit on the Term Maturity Date, the Borrower shall forthwith pay to the Agent, for deposit into a Cash Collateral Account, an amount equal to the Lenders' maximum potential liability of the Borrower then outstanding Bankers' Acceptances, Letters of Credit and (unless the Borrower makes payment of the amount required pursuant to Section 11.7) LIBOR Loans (collectively, the **"Escrow Funds"**). The Escrow Funds shall be held by the Agent for set-off against Indebtedness owing by the Borrower to the Production Lenders or the Working Capital Lender, as applicable, in respect of such Bankers' Acceptances, LIBOR Loans and Letters of Credit and, subject to application for the purposes of such set-off, shall be held until repayment of such Outstandings in full.

(c) **Letters of Credit:** Upon the occurrence of the circumstances set forth in Section 4.4 applicable to a Letter of Credit, the face amount of the applicable Letter of Credit shall be paid to the Agent for deposit into a Cash Collateral Account to be held by the Agent for set-off against future Indebtedness owing by the Borrower to the Working Capital Lender in respect of such Letters of Credit and shall be held until the Working Capital Lender has no further liability in respect of any such Letter of Credit. If any such amounts continue to be held at the time of a Demand Notice or Termination Event, such amounts shall be included as Realization Proceeds for the purposes of Section 10.7; and

(d) **Borrowing Base:** Upon the occurrence of the circumstances set forth in Section 3.5(g), the amount required thereby shall be paid to the Agent for deposit into a Cash Collateral Account to be held by the Agent and applied as required by Section 3.5(g).

10.5 Remedies on Default

(a) **Instructions to Agent:** If the Majority Lenders, provide directions or instructions to the Agent, then the Agent, on behalf of the Working Capital Lender, the Lenders and Swap Lenders, may take such actions and commence such proceedings as the Majority Lenders in their sole discretion may determine and may enforce or otherwise realize upon any Security, all without any obligation to marshal any Security Interests and without additional notice, presentation, demand or protest, all of which the Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law). If from time to time there are no Lenders other than Swap Lenders, the Majority Lenders for the purposes of this Agreement shall be calculated by revising the definition of Majority Lenders to delete paragraph (b) thereof, change all references to "Lenders" to "Swap Lenders" and by revising paragraph (c) thereof to change the reference to "Outstandings" to "Lender Outstandings" and the reference to "Facilities" to "Swaps".

(b) **General Remedies:** The rights and remedies of the Agent and each Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(i) **Specific Performance:** the specific performance of any covenant or agreement contained in the Loan Documents;

(ii) **Injunction:** enjoining a violation of any of the terms of the Loan Documents;

(iii) **Assistance:** aiding in the exercise of any power granted by the Loan Documents or by law; or

(iv) **Judgment:** obtaining and recovering judgment for any and all amounts due in respect of the Accommodation or amounts otherwise due hereunder or under the Loan Documents.

The rights and remedies of the Agent, the Working Capital Lender and each Lender and Swap Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. The Agent may, on behalf of all Lenders, and shall if so required by the Majority Lenders, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose.

10.6 Right of Set-Off

If an Event of Default under Section 10.1 has occurred and is continuing or an Acceleration Notice has been given hereunder, each of the Lenders and each of their respective Subsidiaries is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each of the Lenders and their respective Subsidiaries under this Section 10.6 are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Lenders or their respective Subsidiaries may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 10.6, it shall share the benefit received in accordance with Section 12.16 as if the benefit had been received by the Lender of which it is an Affiliate.

10.7 Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all of the Lenders in their sole discretion, and subject to Section 10.8 and Section 12.16(a) all monies and property received by the Lenders (in their capacity as Lenders and, if applicable, Swap Lenders) for application in respect of the Lender Outstandings subsequent to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(g), 10.1(h)or 10.1(i) and all monies received as a result of a realization upon the Security (collectively, the "**Realization Proceeds**") shall be applied and distributed to the Lenders (in their capacity as Lenders and, if applicable, Swap Lenders) and the Agent in the order and manner set forth below:

(a) **Realization Expenses:** firstly, to pay or reimburse to the Lenders, the Agent and any receiver the costs, expenses, Accommodations, advances and reasonable compensation in connection with enforcement of the obligations of the Obligor or in connection with realization upon the Security;

(b) **First Ranking Indebtedness:** secondly, distributed Rateably to the Lenders and Swap Lenders on account of First Ranking Indebtedness;

(c) **Other Lender Outstandings:** thirdly, distributed Rateably to the Lenders and Swap Lenders on account of any other Lender Outstandings (excluding Swap Indebtedness, other than the Priority Amounts); and

(d) **Other Indebtedness:** fourthly, distributed pro rata to the Swap Lenders on account of any remaining Swap Indebtedness of the Swap Lenders,

and the balance of the Realization Proceeds (if any) shall be paid to the Borrower or otherwise as may be required by law.

10.8 Adjustments

In the event that:

(a) **Contingent Liabilities:** at the Adjustment Time, a portion of the Working Capital Indebtedness is outstanding as Letters of Credit and it is subsequently determined that the Working Capital Lender is not required to make payment under any one or more such instruments; or

(b) **Notice Periods:** any of the Lenders are required by law to continue to make advances or other amounts available to the Borrower subsequent to the Adjustment Time by reason of a requirement in law to give the Borrower a reasonable period of notice prior to terminating such Lender's obligation to make such advances or other amounts available,

then, whenever and so often as that occurs:

(c) **Sharing Adjustment:** the terms "**Rateable**" and "**Rateably**" shall, *ipso facto,* as at the Adjustment Time be redetermined by excluding from the determination of the amount of Lender Outstandings, any payments not required to be made as a result of the occurrence of an event described in Section 10.8(a) and, by including in the determination of amount of Lender Outstandings, any amount required to be made available pursuant to Section 10.8(b); and

(d) **Lender Outstandings:** Lender Outstandings shall be redetermined by excluding from the determination of the amount of Lender Outstandings, any payments not required to be made as a result of the occurrence of an event described in Section 10.8(a) and, by including in the determination of Lender Outstandings, any amount required to be made available pursuant to Section 10.8(b),

and the Lenders shall thereupon make all such payments and adjustments pursuant to Section 12.16(a) as may be necessary to ensure amounts outstanding to the Lenders are thereafter outstanding in accordance with the provisions of Section 10.7.

10.9 Calculations as at the Adjustment Time

For the purposes of this Agreement, if:

(a) **Swap Demand:** a Swap Demand for Repayment has been delivered; or

(b) **Termination Event:** a Termination Event has occurred under any Credit Agreement evidencing a Swap,

then any amount which is payable by the Borrower or a Borrowing Base Subsidiary under such Swap in settlement of obligations arising thereunder as a result of the early termination of the Swap (or failing such specification, an amount calculated on a Mark-to-Market basis) shall be deemed to have become payable at the time of delivery of such Swap Demand for Repayment or the time of occurrence of such Termination Event as the case may be, notwithstanding that the amount payable by the Borrowing Base Subsidiary is to be subsequently calculated and notice thereof given to the Borrower in accordance with such Swap. For the purposes of the foregoing, the Agent shall make all determinations of the applicable Termination Amounts in accordance with its usual practices, acting reasonably, and for such purposes each Swap Lender shall provide details to the Agent of its own calculations of the applicable termination amounts.

10.10 Lenders May Perform Covenants

If any Obligor shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Agent may on behalf of the Lenders, on the instructions of the Majority Lenders, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders. If the Majority Lenders elect to effect such observance or performance, neither the Agent nor the Majority Lenders shall be liable for any failure or deficiency, apart from fraud, in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from and including the date paid by the Agent hereunder to but excluding the date such amounts are repaid in full by the Borrower and shall be secured by the Security.

10.11 Distributions

From and including the date of any Default or Event of Default, Borrowing Base Shortfall or Termination Event and for so long as the same is outstanding and continuing, the Borrower shall not, and shall ensure that each Obligor shall not, unless waived as permitted by Section 12.17, make any Capital Distributions.

10.12 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender or Swap Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender or Swap Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender or Swap Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the rights or remedies of the Agent, a Lender or a Swap Lender under the Loan Documents.

ARTICLE 11
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses

All statements, reports (including Engineering Reports and environmental reports), certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower or any Borrowing Base Subsidiary under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders and in sufficient quantities for distribution to the Agent and the Lenders. In addition, the Borrower shall pay:

(a) **Expenses:** all reasonable out-of-pocket expenses incurred by the Lead Arranger, the Agent and their Subsidiaries, including the reasonable fees, charges and disbursements of counsel for the Lead Arrangers and the Agent, in connection with the syndication of the Facilities, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated);

(b) **Letter of Credit Expenses:** all reasonable out-of-pocket expenses incurred by the Working Capital Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder; and

(c) **Working Capital Lender Expenses:** all reasonable out-of-pocket expenses incurred by the Working Capital Lender, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 11.1, or in connection with the Accommodations made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Accommodations.

11.2 Increased Cost

(a) **Increased Costs Generally:** If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Borrowing made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for (x) Indemnified Taxes or Other Taxes covered by Section 11.3 and (y) the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or any Accommodation made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Accommodation (or of maintaining its obligation to make any such Accommodation), or to increase the cost to such Lender of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender, including reasonable details as to the amount and calculation thereof, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) **Capital Requirements:** If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Accommodations made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts ("**Additional Amounts**") as will compensate such Lender or its holding company for any such reduction suffered.

(c) **Certificates for Reimbursement:** A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Section 11.2(a) or (b), including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the applicable Additional Amounts within ten (10) days after receipt of such certificate.

(d) **Delay in Requests:** Failure or delay on the part of any Lender to demand compensation pursuant to this Section 11.2 shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section 11.2 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

11.3 Taxes

(a) **Payments Subject to Taxes:** If any Obligor, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then:

(i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section 11.3) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required;

(ii) the Obligor shall make any such deductions required to be made by it under Applicable Law; and

(iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) **Payment of Other Taxes by the Borrower:** Without limiting the provisions of Section 11.3(a), the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) **Indemnification by the Borrower:** The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 11.3) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) **Evidence of Payments:** As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(e) **Status of Lenders:** Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition:

(i) any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements; and

(ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the *Income Tax Act* (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Agent in writing.

(f) **Treatment of Certain Refunds and Tax Reductions:** If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 11.3 or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 11.3 with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This Section 11.3(f) shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

11.4 Mitigation Obligations; Replacement of Lenders

(a) **Designation of a Different Lending Office:** If any Lender requests compensation under Section 11.2, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.2, then, if requested by the Borrower, such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Accommodations hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Subsidiaries, if, in the judgment of such Lender, such designation or assignment:

(i) would eliminate or reduce amounts payable pursuant to Section 11.2 or 11.3, as the case may be, in the future; and

(ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.

The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) **Replacement of Lenders**: If any Lender requests compensation under Section 11.2, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.3, if any Lender's obligations are suspended pursuant to Section 11.5 or if any Lender defaults in its obligation to fund Accommodations hereunder, then the Borrower may, at its sole expense and effort, upon 10 days' notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Article 10), all of its interest, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower pays the Agent the assignment fee specified in Section 13.1(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 11.2 or payments required to be made pursuant to Section 11.3, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

11.5 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, or maintain any Accommodation (or to maintain its obligation to make any Accommodation), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate , then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if

conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

11.6 Inability to Determine Rates Etc.

If the Majority Lenders determine that for any reason a market for Bankers' Acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers' Acceptances or perform their other obligations under this Agreement with respect to Bankers' Acceptances, the Agent will promptly so notify the Borrower and each Lender. Thereafter, the Borrower's right to request the acceptance of Bankers' Acceptances shall be and remain suspended until the Majority Lenders determine and the Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists. If the Majority Lenders determine that for any reason adequate and reasonable means do not exist for determining LIBOR for any requested LIBOR Interest Period with respect to a proposed LIBOR Loan, or that LIBOR for any requested LIBOR Interest Period with respect to a proposed LIBOR Loan does not adequately and fairly reflect the cost to such Lenders of funding such LIBOR Loan, the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Loans shall be suspended until the Agent (upon the instruction of the Majority Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for an Accommodation, Conversion or Rollover of LIBOR Loans or, failing that, will be deemed to have converted such request into a request for a US Base Rate Loan in the amount specified therein.

11.7 Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a LIBOR Loan other than on the last day of a LIBOR Interest Period applicable to such LIBOR Loan, or fails for any reason to borrow, convert, rollover or otherwise act in accordance with a notice given hereunder pursuant to Schedules "A", "C" or "D", the Borrower shall indemnify the Applicable Lender for any loss or expense incurred by such Lender including without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the LIBOR Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such LIBOR Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. A certificate of such Lender (acting reasonably and prepared in good faith) submitted by the Agent setting out the basis for the determination of the amount necessary to indemnify such Lender shall be, in the absence of manifest error, conclusive evidence thereof.

11.8 Indemnity; Damage Waiver

(a) **Indemnification by the Borrower:** The Borrower shall indemnify the Agent, the Lead Arranger, (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "**Indemnitee**") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of:

(i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby;

(ii) any Accommodations or the use or proposed use of the proceeds therefrom (including any refusal by the Working Capital Lender to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit);

(iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by the Borrower or any Borrowing Base Subsidiary, or any Environmental Liability related in any way to the Borrower or any Borrowing Base Subsidiary; or

(iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Obligor and regardless of whether any Indemnitee is a party thereto;

provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgement to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by any Obligor against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Obligor has obtained a judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 11.1, 11.2 and 11.3.

(b) **Reimbursement by Lenders:** To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 11.1 or 11.8 to be paid by it to the Agent (or any sub-agent thereof), or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub-agent), or such Related Party, as the case may be, such Lender's Proportion (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent), or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent), in connection with such capacity. The obligations of the Lenders under this Section 11.8(b) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(c) **Waiver of Consequential Damages, Etc.:** To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Accommodation or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

Payments: All amounts due under Section 11.1 and this Section 11.8 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, such Lender, or a sub-agent or Related Party, as the case may be, as specified in Section 11.1 and this Section 11.8, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

ARTICLE 12
THE AGENT AND THE LENDERS

12.1 Appointment and Authority

Each of the Lenders hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 12 are solely for the benefit of the Agent, the Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions.

12.2 Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Subsidiaries may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

12.3 Exculpatory Provisions

(a) **Loan Document duties only:** The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the person serving as the Agent or any of its Subsidiaries in any capacity.

(b) **No liability:** The Agent shall not be liable for any action taken or not taken by it:

(i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents); or

(ii) in the absence of its own gross negligence or wilful misconduct.

The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing the Default or Event of Default is given to the Agent by the Borrower or a Lender.

(c) **No duty to enquire:** Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into:

(i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document;

(ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith;

(iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default;

(iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document; or

(v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

12.4 Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of any Accommodation, that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless the Agent shall have received notice to the contrary from such Lender prior to the making of such Accommodation. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

12.5 Indemnification of Agent

Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Lender's Proportion (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein

contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct.

12.6 Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Subsidiaries. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article 12 and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

12.7 Non-Reliance on Agent and Other Lenders

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

12.8 Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

12.9 No Other Duties, etc.

Anything herein to the contrary notwithstanding, none of the Lead Arranger, the Bookrunner or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

12.10 Determinations by Lenders

(a) **Lenders' Determinations:** Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent:** Unless otherwise specifically dealt with in this Agreement, in the event the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter:

(i) where a time period is specified hereunder for the Agent or the Majority Lenders to provide any response, notice or other communication, not less than one (1) Business Day prior to the end of such period; or

(ii) where no such time period is specified hereunder, then within twenty (20) Business Days of the delivery of such written notice by the Agent to such Lender,

such Lender shall be deemed not to have consented thereto.

12.11 Notices between the Lenders and Swap Lenders, the Agent and the Borrower

All notices by the Lenders or Swap Lenders to the Agent shall be through the applicable Agent's Branch of Account and all notices by the Agent to a Lender or Swap Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders or Swap Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the applicable Agent's Branch of Account.

12.12 Agent's Duty to Deliver Documents Obtained from the Borrower or an Obligor

The Agent shall promptly deliver (and which delivery may be made electronically) to each Lender or Swap Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower or an Obligor to the Agent on behalf of such Lender or Swap Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose.

12.13 Arrangements for Accommodations

The Agent shall promptly give written notice to each Applicable Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Article 3 or Section 4.3. The Agent shall advise each Applicable Lender of the amount, date and details of each Accommodation and of such Lender's share in each Accommodation. At or before 1:00 p.m. (Toronto time) on each Drawdown Date, Conversion Date or date of a Rollover:

(a) **Loans:** each Applicable Lender will make available to the Borrower its share of Accommodations by way of Loans by forwarding to the Agent at the Agent's Account for Payments the amount of Loans required to be made available by such Lender; and

(b) **Bankers' Acceptances:** each Applicable Lender will make available to the Borrower its share of Accommodations by way of Bankers' Acceptances and BA Equivalent Advances by forwarding to the Agent at the Agent's Account for Payments the amount of the Discount Proceeds (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4).

12.14 Arrangements for Repayment of Accommodations

(a) **Prior to Default or Acceleration:** Prior to the delivery of an Acceleration Notice, or the occurrence of an Event of Default, specified in Sections 10.1(g), 10.1(h) or 10.1(i), receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Acceleration:** Following delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Sections 10.1(h), or 10.1(i), the Lenders and the Swap Lenders shall share any payments subsequently received in accordance with Section 10.7 of this Agreement.

12.15 Agent's Clawback

(a) **Funding by Lenders; Presumption by Agent:** Unless the Agent shall have received notice from a Lender prior to the proposed date of any Accommodation that such Lender will not make available to the Agent such Lender's share of such Accommodation, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Accommodation available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Proportion of such Borrowing. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Borrowing in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(b) **Payments by Borrower; Presumptions by Agent:** Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of

any Lender hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

12.16 Sharing of Payments by Lenders

(a) **Excess payments:** If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Accommodations and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Accommodations and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii) the provisions of this Section 12.16 shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Accommodations to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section 12.16 shall apply); and

(iii) the provisions of this Section 12.16 shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the obligations of the Borrower under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Borrower on its own behalf and for and on behalf of the Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

(b) **Further Assurances:** The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.16 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.17 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent:** Any waiver of or any amendment to a provision of the Loan Documents which relates to:

(i) a change in the types of Accommodations, interest rates, standby fees, the Margin, the Standby Fee Rate, notice periods or the amount of any payments payable by the Borrower to the Lenders under this Agreement including any waiver of the time of payment thereof;

(ii) an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii) a change in the definition of "Borrowing Base", "CDOR Rate", "Discount Rate", "Majority Lenders", "Margin", "Term-Out Date" or "Term Maturity Date";

(iv) any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders (or words to like effect) rather than the consent or agreement of "the Lenders" or the "Majority Lenders" or the "Agent";

(v) the provisions of Section 3.5(e) or of this Section 12.17(a);

(vi) an Event of Default; or

(vii) any release or modification of the Security, except as provided in Section 6.5,

shall bind the Lenders only if such waiver or amendment is agreed to in writing by all of the Lenders.

(b) **Majority Consent:** Subject to Section 12.17(a) and except as otherwise provided in the Loan Documents, any waiver, consent to or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders and Swap Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent:** Any waiver, consent to or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.18 Replacement of Agent

(a) **Notice of Resignation:** The Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, with the consent of the Borrower, such consent not to be unreasonably withheld, to appoint a successor, which shall be a Lender having a Commitment having an office in Toronto, Ontario or Montréal, Québec or an Affiliate of any such Lender with an office in Toronto. The

Agent may also be removed at any time by the Majority Lenders upon 30 days' notice to the Agent and the Borrower as long as the Majority Lenders, with the consent of the Borrower, such consent not to be unreasonably withheld, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

(b) **Appointment of Successor:** If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in Section 12.18(a), provided that if the Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders appoint a successor Agent as provided for in Section 12.18(a).

(c) **Rights Vest in Successor or Agent:** Upon a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Section 12.18 and of Section 11.1 and 11.8 shall continue in effect for the benefit of such former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

12.19 Amendment to this Article 12

Save and except for the provisions of Sections 12.16, 12.17 and 12.18, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower, provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof; provided that after an Event of Default the Agent shall not have any liability to the Borrower to do so.

ARTICLE 13
SUCCESSORS AND ASSIGNS, JUDGMENT CURRENCY AND CONFIDENTIAL INFORMATION

13.1 Successors and Assigns

(a) **Successors and Assigns Generally:** Subject to Section 3.3, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each

Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except:

(i) to an Eligible Assignee in accordance with the provisions of Section 13.1(b);

(ii) by way of participation in accordance with the provisions of Section 13.1(d); or

(iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 13.1(f) (and any other attempted assignment or transfer by any party hereto shall be null and void).

Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 13.1(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) **Assignments by Lenders:** Subject to Section 3.3, any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Accommodations at the time owing to it); provided that:

(i) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Accommodations at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Investment Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Accommodations outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Accommodations of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption Agreement with respect to such assignment is delivered to the Agent or, if "Trade Date" is specified in the Assignment and Assumption Agreement, as of the Trade Date) shall not be less than Cdn. $5,000,000, in the case of any assignment in respect of a Revolving Facility or $1,000,000 in the case of any assignment in respect of a term facility, unless each of the Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Accommodations and the Commitment assigned except this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-*pro rata* basis;

(iii) any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by the Working Capital Lender (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(iv) any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(A) in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender;

(B) no Event of Default has occurred and is continuing and the Commitment has been fully advanced and is no longer permitted to revolve; or

(C) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody's, S&P and DBRS, respectively;

(v) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Event of Default has occurred and is continuing; and

(vi) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption Agreement, together with a processing and recordation fee of Cdn $3,500 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Agent pursuant to Section 13.1(c), from and after the effective date specified in each Assignment and Assumption Agreement, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption Agreement, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption Agreement covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 11, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 13.1(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.1(d). Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Accommodations to the Borrower.

(c) **Register:** The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Accommodations owing to, each Lender pursuant to the terms hereof from time to time (the "**Register**"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) **Participations:** Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor, including any Restricted Subsidiary) (each, a "**Participant**") in all or a

portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and the Accommodations owing to it); provided that:

(i) such Lender's obligations under this Agreement shall remain unchanged;

(ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and

(iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.

Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Accommodation or a new Accommodation to the Borrower.

Subject to Section 13.1(e), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 11.2 and 11.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.1(b).

(e) **Limitations upon Participant Rights:** A Participant shall not be entitled to receive any greater payment under Section 11.2 and 11.3 than the applicable Lender would have been entitled to receive had the participation not been sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 11.3 unless the Borrower are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 11.3(e) as though it were a Lender.

(f) **Certain Pledges:** Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

13.2 Treatment of Certain Information; Confidentiality

(a) **Confidentiality:** Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed:

(i) to it, its Subsidiaries and its and its Subsidiaries' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and required to keep such Information confidential);

(ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority);

(iii) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process;

(iv) to any other party hereto;

(v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder;

(vi) subject to the execution and delivery of an agreement in favour of the Borrower containing provisions substantially the same as those of this Section 13.2, to:

(A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement; or

(B) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations;

(vii) with the consent of the Borrower; or

(viii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than the Borrower or a Restricted Subsidiary.

(b) **Information:** For purposes of this Section 13.2, "**Information**" means all information received in connection with this Agreement or the other Loan Documents from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 13.2 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if required to do so, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and shall only make available to the public such Information as such person normally makes available in the course of its business of assigning identification numbers.

(c) **Certain Disclosure:** In addition, and notwithstanding anything herein to the contrary but subject to the prior approval by the Borrower, such approval not to be unreasonably withheld, the Agent may provide such information concerning the Borrower and the Credit Facilities to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market as is provided by Agent to any such Persons in accordance with the Agent's usual and customary practices.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in

the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

13.4 Swap Lender

If any Swap Lender for any reason ceases to be a Lender, such Swap Lender shall continue to be bound by and entitled to the benefits of the terms and conditions hereof in such capacity and entitled to the benefits of the Security until such time as it is no longer a party to any Swap with the Borrower or a Borrowing Base Subsidiary and with the exception of any indemnities of, or in favour of, such Swap Lender hereunder existing at that time and which shall survive such termination.

ARTICLE 14
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower and all Obligors incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of the Agent or any Lender or Swap Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by either the Agent on behalf of the Lenders or the Majority Lenders, as applicable, or by the Lenders and, if required by the Agent, the Borrower, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. Any such waiver or discharge, which affects the rights of the Agent, may only be made by way of an instrument in writing signed by the Agent.

14.5 Amendments

No provision of the Loan Documents may be amended verbally and, except as provided in Section 12.19, any such amendment may only be made by way of an instrument in writing signed by the Borrower, the Agent and either the Agent on behalf of the Lenders or by all of the Lenders.

14.6 Notice

(a) **Notices Generally:** Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in Section 14.6(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 14.6(b), shall be effective as provided in Section 14.6(b).

(b) **Electronic Communications:** Notices and other communications to the Agent and the Lenders hereunder, may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Accommodations to be made if such Lender has notified the Agent that it is incapable of receiving such notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes:

(i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient; and

(ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) **Change of Address Etc.:** Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

14.7 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.8 Governing Law

(a) **Governing Law:** This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein.

(b) **Submission to Jurisdiction:** The Borrower irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Alberta, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower or its properties in the courts of any jurisdiction.

(c) **Waiver of Venue:** The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 14.8(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

14.9 Waiver of Jury Trial

Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory). Each party hereto:

(a) certifies that no representative, agent or attorney of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver; and

(b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section 14.9.

14.10 Counterparts: Integration: Effectiveness: Electronic Execution

(a) **Counterparts: Integration: Effectiveness:** This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement

and the other Loan Documents and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 8, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) **Electronic Execution of Assignments:** The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the *Electronic Transactions Act* (Alberta), Parts 2 and 3 of the *Personal Information Protection and Electronic Documents Act* (Canada), the *Electronic Commerce Act, 2000* (Ontario) and other similar federal or provincial laws based on the *Uniform Electronic Commerce Act* of the Uniform Law Conference of Canada or its *Uniform Electronic Evidence Act*, as the case may be.

14.11 Term of Agreement

The term of this Agreement is until the later of the termination of all Credit Agreements such that thereafter there is not then nor can be any Outstandings, Lender Outstandings or Swap Indebtedness arising under any Loan Documents.

14.12 Time of Essence

Time shall be of the essence of this Agreement.

14.13 Conflict with Loan Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 14.13 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document merely because one of such Loan Documents does, and the other does not, deal with the particular matter.

14.14 Dealings with Agent

Subject to Section 12.10(a) and 12.17, the Borrower shall be entitled to accept the written advice, instruction or direction of the Agent on behalf of the Majority Lenders or the Lenders without further inquiry. Each Lender hereby agrees to be bound by any advice, instruction or direction in writing given to the Borrower by the Agent on behalf of the Majority Lenders or the Lenders, where it is authorized to do so in accordance with the terms and conditions hereof or under any other Loan Document, and each Lender hereby waives any right to contest or disaffirm any such advice, instruction or direction in writing of the Agent, in the absence of manifest error.

14.15 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents.

14.16 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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[1] Select as applicable.

[2] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment

[3] Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[4] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[5] To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.



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[6] To be added only if the consent of the Agent is required by the terms of the Credit Agreement.

[7] To be added only if the consent of the Borrower and/or other parties (e.g. Fronting Lender) is required by the terms of the Credit Agreement.

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2.



THUNDER ENERGY TRUST

Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan

Introduction

This Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "**Plan**") provides eligible holders ("**Unitholders**") of trust units ("**Units**") of Thunder Energy Trust (the "**Trust**") with the opportunity to reinvest the cash distributions payable by the Trust on their Units ("**Distributions**") towards the purchase of new Units at a 5% discount to the Average Market Price of Units, as defined below, on the applicable Distribution payment date (the "**distribution reinvestment component**" of the Plan) or to exchange such Units for a cash payment equal to 102% of such Distributions on that date (the "**premium distribution™ component**" of the Plan). The Plan also provides Unitholders who are enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan with the opportunity to purchase new Units at the Average Market Price (with no discount) on the applicable Distribution payment date (the "**optional cash payment component**" of the Plan). Each of the components of the Plan is subject to prorating and other limitations on availability of new Units in certain events.

Definitions

In this Plan:

"**Average Market Price**", in respect of a particular Distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Units on the Toronto Stock Exchange for the trading days on which at least one board lot of Units is traded during the corresponding Pricing Period. Such trading prices will be appropriately adjusted for certain capital changes (including Unit subdivisions, Unit consolidations, certain rights offerings and certain distributions).

"**CDS**" refers to The Canadian Depository for Securities Limited, which acts as a nominee for certain Canadian brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

"**CDS Participants**" refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the CDS depository service who hold Units registered in the name of CDS on behalf of eligible beneficial owners of Units and who are acting on behalf of such beneficial owners hereunder.

"**Nominees**" refers to brokers, investment dealers, financial institutions or other nominees who hold Units registered in their own names on behalf of eligible beneficial owners of Units.

"**Participants**" refers to eligible registered holders of Units who, on the applicable record date for a Distribution, are enrolled in the Plan (provided that a reference to Participants shall only refer to CDS to the extent CDS has enrolled in the Plan on behalf of eligible beneficial owners of Units and to Nominees to the extent such Nominees have enrolled in the Plan on behalf of eligible beneficial owners of Units) and, in respect of the optional cash payment component of the Plan only, also refers to CDS Participants and Nominees who, on the applicable record date for a Distribution, participate in the optional cash payment component of the Plan on behalf of eligible

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™ denotes trademark of Canaccord Capital Corporation

beneficial owners of Units.

"**Premium Distribution**™" refers to a cash amount equal to 102% of a Distribution or, as the context may require, 102% of the aggregate Distributions, payable by the Trust on a particular Distribution payment date to Unitholders who have elected to participate in the premium distribution™ component of the Plan.

"**Pricing Period**", in respect of a particular Distribution payment date, refers to the period beginning on the later of the 21st business day preceding the Distribution payment date and the second business day following the record date applicable to that Distribution payment date, and ending on the second business day preceding the Distribution payment date.

Advantages

The Plan offers eligible Unitholders the opportunity to reinvest Distributions paid on their Units towards the purchase of new Units at a 5% discount to the Average Market Price on the applicable Distribution payment date. Under the distribution reinvestment component of the Plan, the new Units purchased are held under the Plan for the account of participating Unitholders. Under the premium distribution™ component of the Plan, the new Units purchased are exchanged for a cash payment equal to 102% of the reinvested Distributions on the applicable Distribution payment date, which is paid to participating Unitholders.

Eligible Unitholders who are enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan may also make optional cash payments towards the purchase of new Units at the Average Market Price (with no discount) on the applicable Distribution payment date.

New Units issued pursuant to the Plan will be purchased directly from the Trust by the Plan Agent (as defined below) on behalf of the Participants. Accordingly, no commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of new Units from treasury under the Plan. Beneficial owners of Units who wish to participate in the Plan should consult their broker, investment dealer, financial institution or other nominee who holds their Units to enquire as to what fees (if any) their broker, investment dealer, financial institution or other nominee may charge to enrol or participate in the Plan on their behalf.

Full investment of funds is possible because the Plan permits fractions of Units (to four decimal places) as well as whole Units to be credited to Participants' accounts.

Distributions in respect of Units that are held under the Plan by the Plan Agent (as defined below) for the account of a Participant are automatically reinvested in new Units in accordance with the Plan and the current election of that Participant as between the distribution reinvestment component and the premium distribution™ component of the Plan. New Units purchased under the distribution reinvestment component or the optional cash payment component of the Plan by CDS Participants on behalf of beneficial holders of Units will not be held under the Plan by the Plan Agent but will instead be credited to the accounts of such CDS Participants (and the underlying beneficial Unitholders) through CDS.

Administration

Olympia Trust Company currently acts as plan agent (the "**Plan Agent**") under the Plan for and on behalf of Participants. If Olympia Trust Company ceases to act as Plan Agent for any reason,

another qualified trust company will be designated by the Trust to act as Plan Agent and Participants will be promptly notified of the change.

All funds received by the Plan Agent under the Plan, whether Distributions received from the Trust or optional cash payments received from Participants, will be applied to the purchase of new Units directly from the Trust on behalf of Participants. In no event will interest be paid to Participants on any funds held for reinvestment or investment under the Plan.

Restrictions on Eligibility

Unless otherwise announced by the Trust, Unitholders who are not residents of Canada are not entitled to participate, directly or indirectly, in the Plan.

The Trust and the Plan Agent reserve the right to deny participation in the Plan to any person or agent of any person who appears to be or who the Trust or the Plan Agent has reason to believe is subject to the laws of any jurisdiction which do not permit participation in the Plan in the manner sought by such person.

The Trust reserves the right to determine, from time to time, a minimum number of Units that a Unitholder must hold in order to be eligible for, or continue to be enrolled in, the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Trust, is participating in the Plan primarily with a view to arbitrage trading.

Distribution Reinvestment Component

Under the distribution reinvestment component of the Plan, the Trust will pay to the Plan Agent, on each Distribution payment date, all Distributions in respect of Units registered in the name of Participants enrolled in the distribution reinvestment component of the Plan. Such Distributions will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury, on the applicable Distribution payment date, of that number of new Units equal to the aggregate amount of such Distributions divided by 95% of the Average Market Price for the corresponding Pricing Period. These new Units (including fractions of Units computed to four decimal places) will be credited to the applicable Participants' accounts.

Premium Distribution™ Component

Under the premium distribution™ component of the Plan, the Trust will pay to the Plan Agent, on each Distribution payment date, all Distributions in respect of Units registered in the name of Participants enrolled in the premium distribution™ component of the Plan. Such Distributions will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury, on the applicable Distribution payment date, of that number of new Units equal to the aggregate amount of such Distributions divided by 95% of the Average Market Price for the corresponding Pricing Period.

In connection with the premium distribution™ component of the Plan, the Plan Agent (on behalf of Participants enrolled in the premium distribution™ component of the Plan) will pre-sell, through a qualified investment dealer designated by the Plan Agent (the "**Plan Broker**"), in one or more transactions on the Toronto Stock Exchange, that number of Units to be purchased on the applicable Distribution payment date with the reinvested Distributions of Participants enrolled in the premium distribution™ component of the Plan. The Plan Agent will receive from the Plan Broker, on the applicable Distribution payment date and for the account of such Participants (but

subject to proration as described herein), the Premium Distribution™ in an amount equal to 102% of the reinvested Distributions that such Participants would have otherwise been entitled to receive on that Distribution payment date.

Units issued to the Plan Agent on behalf of Participants under the premium distribution™ component of the Plan will not be credited to such Participants' accounts under the Plan but will instead be delivered to the Plan Broker in exchange for the Premium Distribution™ on the applicable Distribution payment date. At the time such Units are delivered to the Plan Broker, each beneficial owner of such Units will be deemed to represent and warrant to the Trust, the Plan Agent and the Plan Broker (i) that it holds good and marketable title to such Units, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others, (ii) that such Units are not subject to any resale restrictions, and (iii) that it is a resident of Canada.

Participants entitled to receive the Premium Distribution™ will be mailed a cheque by the Plan Agent for the amount of their applicable Premium Distribution™ on or about the applicable Distribution payment date. Such cheques will be made payable to the registered holder of the Units in respect of which the Premium Distribution™ is made. As a result, beneficial owners of Units that are registered in the name of CDS or a Nominee will receive the Premium Distribution™ through the accounts of the applicable CDS Participant or such Nominee.

The Trust and the Plan Agent have a commitment from the Plan Broker to pay the Premium Distribution™ to the Plan Agent on the applicable Distribution payment date. Although the Trust and the Plan Agent will, if necessary, make claims on this commitment, neither the Trust nor the Plan Agent has any liability to Participants or to beneficial owners of Units for any failure of the Plan Broker to fulfil its obligations under the premium distribution™ component of the Plan. If the Plan Broker for any reason defaults on its obligation to deliver to the Plan Agent funds sufficient to satisfy the full amount of the Premium Distribution™, then Participants who elected to receive the Premium Distribution™ will receive their regular cash Distributions from the Trust in respect of those Units in respect of which the Premium Distribution™ is not paid.

Enrolment

An eligible registered holder of Units (other than CDS) may enrol in the distribution reinvestment component or the premium distribution™ component of the Plan by completing and delivering to the Plan Agent a duly completed and signed Authorization Form in the form provided by the Trust for this purpose.

CDS will provide separate instructions to the Plan Agent regarding the extent of its participation in the distribution reinvestment component and the premium distribution™ component of the Plan on behalf of beneficial owners of Units. The Authorization Form or CDS instructions will direct (or be deemed to direct, as applicable) the Trust to forward to the Plan Agent all Distributions in respect of Units registered in the name of the Participant and will direct (or be deemed to direct, as applicable) the Plan Agent to reinvest such Distributions, together with Distributions in respect of Units held by the Plan Agent for the Participant's account under the Plan, in new Units in accordance with the Plan. Where a Participant elects to participate in the premium distribution™ component of the Plan, the Authorization Form or CDS instructions will further direct (or be deemed to direct, as applicable) the Plan Agent to deliver all such new Units to the Plan Broker in exchange for the Premium Distribution™.

An Authorization Form must be received by the Plan Agent no later than 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date in order to take effect

on the Distribution payment date to which such record date relates. If an Authorization Form is received by the Plan Agent from a registered holder of Units after that time, the Authorization Form will not take effect on such Distribution payment date and will only take effect on the next following and subsequent Distribution payment dates. CDS instructions must be received by the Plan Agent by such deadline as may be agreed on between CDS and the Plan Agent.

An Authorization Form may be obtained from the Plan Agent at any time upon request or from the Trust's website at www.thunderenergy.com.

Eligible beneficial owners of Units that are registered in the name of CDS or a Nominee may only participate in the distribution reinvestment component or the premium distribution™ component of the Plan if they (i) transfer their Units into their own name and then enrol in the Plan directly, or (ii) arrange for the applicable CDS Participant or such Nominee to enrol in the Plan on their behalf. Beneficial owners of Units registered in the name of CDS or a Nominee may not directly enrol in the Plan.

Where an eligible beneficial owner of Units wishes to enrol in the Plan through a CDS Participant in respect of Units registered in the name of CDS, appropriate instructions must be received by CDS from the applicable CDS Participant no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a Distribution record date (or such other deadline as CDS may set from time to time) in order to take effect on the Distribution payment date to which such record date relates. If such instructions are received by CDS after that time, they will not take effect on such Distribution payment date and will only take effect on the next following Distribution payment date. CDS Participants holding Units on behalf of eligible beneficial owners of Units registered in the name of CDS must arrange for CDS to enrol in the Plan on behalf of such beneficial owners of Units in respect of each Distribution payment date.

Eligible beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions regarding their participation in the Plan.

Once a Participant (other than CDS) has enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan, participation in the manner elected by the Participant continues automatically until the Plan is terminated by the Trust, until such participation in the Plan is terminated by the Participant or the Trust, or until the Participant changes its election as between the distribution reinvestment component and the premium distribution™ component. See "Termination of Participation" and "Change of Election" below.

Optional Cash Payment Component

A registered holder of Units enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan or a CDS Participant or a Nominee acting on behalf of a beneficial owner of Units enrolled indirectly in either the distribution reinvestment component or the premium distribution™ component of the Plan, may also purchase new Units under the Plan with optional cash payments subject to a minimum of $1,000 per remittance and a maximum of $100,000 per month with respect to each beneficial owner of Units. Optional cash payments will be applied by the Plan Agent, on behalf of such Participants, towards the purchase from treasury, on the applicable Distribution payment date, of that number of new Units equal to the aggregate amount of such optional cash payments divided by the Average Market Price for the corresponding Pricing Period. Such new Units (including fractions of Units computed to four decimal places) will be credited to the accounts of applicable Participants (other than CDS

Participants). New Units purchased under the optional cash payment component of the Plan by CDS Participants will be credited to the accounts of such CDS Participants through CDS.

A Participant may make an optional cash payment when first enrolling in the Plan by delivering to the Plan Agent, together with, except in the case of CDS Participants, such Participant's initial Authorization Form, a duly completed and signed Cash Payment Form in the form provided by the Trust for this purpose and a certified cheque payable to the Plan Agent. Thereafter, provided that the applicable beneficial owner of Units continues to be enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan, a Participant may make optional cash payments by certified cheque delivered to the Plan Agent together with a new Cash Payment Form.

A Cash Payment Form may be obtained from the Plan Agent at any time upon request or from the Trust's website at www.thunderenergy.com.

Optional cash payments (together with a duly completed and signed Cash Payment Form) must be received by the Plan Agent no later than 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date in order for the optional cash payment to be invested in new Units on the Distribution payment date to which such record date relates. Optional cash payments received by the Plan Agent after that time will not be invested in new Units on such Distribution payment date and will be invested in new Units on the next following Distribution payment date. **Interest will not be paid on optional cash payments pending their investment in new Units.**

Eligible beneficial owners of Units registered in the name of CDS or a Nominee who are indirectly enrolled in either the distribution reinvestment component or the premium distribution™ component of the Plan through their broker, investment dealer, financial institution or other nominee may make optional cash payments through the applicable CDS Participant or Nominee by arranging for such CDS Participant or Nominee to tender such payments, together with a duly completed and signed Cash Payment Form, to the Plan Agent. A CDS Participant or Nominee who wishes to make optional cash payments on behalf of one or more beneficial owners of Units must make the declaration set forth in the Cash Payment Form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Units who hold Units through such CDS Participant or Nominee and who are residents of Canada, (ii) it has applied to participate in either the distribution reinvestment component or the premium distribution™ component of the Plan on behalf of each such beneficial owner of Units, (iii) at least $1,000 per remittance and no more than $100,000 per month is being paid on behalf of each beneficial owner of Units and (iv) it has complied with the applicable provisions of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) and the Regulations thereunder.

Distributions on new Units purchased for the account of a Participant (other than a CDS Participant) with optional cash payments and held under the Plan by the Plan Agent will automatically be reinvested in new Units in accordance with the terms of the Plan and the current election of that Participant as between the distribution reinvestment component and the premium distribution™ component of the Plan. New Units purchased under the optional cash payment component of the Plan by CDS Participants on behalf of beneficial holders of Units will not be held under the Plan by the Plan Agent but will instead be credited to the accounts of such CDS Participants (and the underlying beneficial Unitholders) through CDS, and Distributions in respect of those Units will not be reinvested under either the distribution reinvestment component or the premium distribution™ component of the Plan unless those Units are enrolled in the Plan

by the applicable CDS Participant in respect of the applicable subsequent Distribution payment date.

The Trust reserves the right to determine from time to time not to accept optional cash payments for the purchase of new Units under the Plan.

There is no obligation to make an optional cash payment and the amount of optional cash payments (subject to the minimum and maximum limits specified herein) made by a Participant may vary from time to time. However, a direction to purchase new Units with an optional cash payment is irrevocable once received by the Plan Agent, and funds will only be returned to a Participant if the Trust determines not to accept such optional cash payment for the purchase of new Units on the applicable Distribution payment date, if the Plan is terminated by the Trust, or participation in the Plan is terminated by such Participant or by the Trust. See "Termination of Participation" below.

Proration in Certain Events

The Trust will determine, no later than the business day following each Distribution record date, the amount of new equity, if any, that will be made available under the Plan on the Distribution payment date to which such record date relates.

In addition, the Trust may not issue, in any financial year, pursuant to the optional cash payment component of the Plan, more than the maximum number of Units permitted by applicable laws and regulatory policies.

If, in respect of any Distribution payment date, fulfilling the elections of all Participants under the Plan would result in the Trust exceeding the limit on new equity set by the Trust, then elections for the purchase of new Units on that Distribution payment date will be accepted (i) first, from Participants electing to reinvest Distributions under the distribution reinvestment component of the Plan, (ii) second, from Participants electing to receive the Premium Distribution™ under the premium distribution™ component of the Plan, and (iii) third, from Participants electing to make optional cash payments under the optional cash payment component of the Plan. If the Trust is not able to accept all elections for a particular component of the Plan (including as a result of the Trust exceeding the aggregate annual limit on new Units that may be issued pursuant to the optional cash payment component of the Plan), then participation and purchases of Units in that component of the Plan on the applicable Distribution payment date will be prorated among all Participants in that component of the Plan according to the number of their Units participating in the particular component or the amount of their optional cash payments, as the case may be.

If trading of Units on the Toronto Stock Exchange, or the trading thereof by the Plan Broker, is for any reason prohibited for an entire day, or if the premium distribution™ component of the Plan is terminated or suspended for any reason, in any such case during a Pricing Period, then the new Units to be exchanged for the Premium Distribution™ pursuant to the premium distribution™ component of the Plan will be prorated among all Participants who have elected to receive the Premium Distribution™ according to the number of their Units participating in the premium distribution™ component of the Plan.

If the Trust determines not to issue any equity through the Plan on a particular Distribution payment date, or to the extent that the availability of new Units is prorated in accordance with the terms of this Plan, then Participants will receive from the Trust the regular cash Distributions

which they would otherwise be entitled to receive on such date and which are not reinvested as a result of such determination or proration.

Price of New Units

The subscription price of new Units purchased under both the distribution reinvestment component and the premium distribution™ component of the Plan will be 95% of the Average Market Price for the applicable Pricing Period. The subscription price of new Units purchased under the optional cash payment component of the Plan will be the Average Market Price, without any discount, for the applicable Pricing Period.

Costs

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of new Units from treasury under the distribution reinvestment component, the premium distribution™ component or the optional cash payment component of the Plan. All administrative costs of the Plan will be paid by the Trust.

Beneficial holders of Units who wish to participate in the Plan should consult their broker, investment dealer, financial institution or other nominee who holds their Units to confirm what fees (if any) such nominee may charge to enrol or participate in the Plan on their behalf.

Reports to Participants

An account will be maintained by the Plan Agent for each Participant with respect to purchases of new Units under the Plan for the account of such Participant. An unaudited statement regarding purchases under the distribution reinvestment component of the Plan will be mailed on a monthly basis to each Participant who is a registered holder of Units. These statements are a Participant's continuing record of purchases of new Units made on behalf of such Participant pursuant to the Plan and should be retained for income tax purposes. No statements will be provided to Participants in respect of the premium distribution™ component of the Plan.

Unitholders are responsible for calculating and monitoring their own adjusted cost base in Units for income tax purposes, as certain averaging rules may apply and such calculations may depend on the cost of other Units held by a Unitholder.

Beneficial owners of Units who are enrolled in the Plan through a broker, investment dealer, financial institution or other nominee may or may not be provided with such reports or forms from their broker, investment dealer, financial institution or other nominee.

Certificates for Units

New Units purchased and held under the Plan by the Plan Agent will be registered in the name of the Plan Agent, or its nominee, or accounts designated by it, for the account of the Participants. Certificates for such Units will only be issued to Participants if the Plan is terminated by the Trust, participation in the Plan is terminated by a Participant or by the Trust, or a Participant withdraws its Units from its account. Certificates will only be issued in the name of the applicable Participant.

A Participant who is a registered holder of Units may, upon written request to the Plan Agent and without terminating its participation in the Plan, have a Unit certificate issued in such

Participant's name for any number of whole Units held by the Plan Agent under the Plan for the account of such Participant. Any Units (including any fraction of a Unit) remaining in a Participant's account will continue to be held by the Plan Agent under the Plan for the account of such Participant.

Units held by the Plan Agent under the Plan for the account of a Participant may not be sold, pledged or otherwise disposed of by the Participant while so held. Participants who wish to sell, pledge or otherwise dispose of any Units held by the Plan Agent under the Plan for their account will be required to request that a certificate representing such Units be issued in their name.

Termination of Participation

A Participant may voluntarily terminate participation in the Plan by delivering to the Plan Agent a written notice stating that such Participant wishes to terminate its participation in the Plan. A certificate for the number of whole Units held by the Plan Agent under the Plan for the account of such Participant will be issued to, and in the name of, such Participant, together with a cheque for the value of any remaining fraction of a Unit held for the account of such Participant (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which such notice is received by the Plan Agent) and for any optional cash payments received for the account of such Participant prior to termination but not invested in new Units. Any fraction of a Unit held for the account of such Participant will be terminated in exchange for such payment.

Participation in the Plan will be terminated automatically following receipt by the Plan Agent of a written notice of the death of a Participant. A certificate for the number of whole Units held by the Plan Agent under the Plan for the account of such deceased Participant will be issued in the name of such deceased Participant or the deceased Participant's estate, as applicable, together with a cheque for the value of any remaining fraction of a Unit held for the account of such deceased Participant (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which such notice is received by the Plan Agent) and for any optional cash payments received for the account of such deceased Participant prior to termination but not invested in new Units. Any fraction of a Unit held for the account of such deceased Participant will be cancelled in exchange for such cash payment.

A notice of termination or a notice of a Participant's death will take effect upon receipt of such notice by the Plan Agent unless such notice is received by the Plan Agent after 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date and prior to 4:30 p.m. (Calgary time) on the Distribution payment date to which such record date relates. If a notice of termination, or notice of a Participant's death, is received by the Plan Agent during such period, then the Participant's account will not be closed, and participation in the Plan will not be terminated, until after the Distribution payment date to which such record date relates.

Beneficial owners of Units who are enrolled in the Plan through a broker, investment dealer, financial institution or other nominee and who wish to terminate their participation in the Plan must so advise their broker, investment dealer, financial institution or other nominee.

Change of Election

A Participant may change its election as between the distribution reinvestment component and the premium distribution™ component of the Plan by delivering to the Plan Agent a new Authorization Form reflecting the new election. A new election will take effect upon receipt of such Authorization Form by the Plan Agent unless such Authorization Form is received by the

Plan Agent after 4:30 p.m. (Calgary time) on the business day immediately preceding a Distribution record date and prior to 4:30 p.m. (Calgary time) on the Distribution payment date to which such record date relates. If an Authorization Form is received by the Plan Agent from a Participant during such period, then the new election will only take effect after the Distribution payment date to which such record date relates.

Beneficial owners of Units who are enrolled in the Plan through their broker, investment dealer, financial institution or other nominee and who wish to change their election as between the distribution reinvestment component and the premium distribution™ component of the Plan must so advise their broker, investment dealer, financial institution or other nominee.

Subdivisions

If Units are distributed pursuant to a subdivision of Units, the additional Units received by the Plan Agent in respect of Units held under the Plan for the account of Participants will be credited by the Plan Agent proportionately to the accounts of such Participants.

Unitholder Voting

Whole Units held under the Plan by the Plan Agent for a Participant's account on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Units for which voting instructions are not received will not be voted. No voting rights will attach to any fraction of a Unit held for a Participant's account under the Plan.

Responsibilities of the Trust and the Plan Agent

None of the Trust, the Plan Agent or the Plan Broker will be liable to any registered or beneficial Unitholder for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims or liability:

(a) arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(b) with respect to the prices and times at which Units are purchased for the account of, or on behalf of, a Participant;

(c) with respect to decisions by the Trust to raise or not issue new equity through the Plan on any given Distribution payment date, or the amount of equity issued (if any);

(d) arising out of any default by the Plan Broker in delivering the Premium Distribution™ to the Plan Agent on any Distribution payment date;

(e) arising out of a prorating, for any reason, of the amount of equity available under the various components of the Plan in the circumstances described herein or otherwise; and

(f) with respect to any decision by the Trust not to accept an optional cash payment for the purchase of new Units under the Plan, or arising out of a failure by the Plan Agent to purchase new Units with an optional cash payment.

Participants and beneficial owners of Units should recognize that none of the Trust, the Plan Agent or the Plan Broker can assure a profit (or payment of the Premium Distribution™) or protect them against a loss on the Units purchased under the Plan.

Canadian Federal Income Tax Considerations

*The following is a summary only of certain Canadian federal income tax considerations relevant to participation in the Plan by residents of Canada for purposes of the Income Tax Act (Canada) (the **"Tax Act"**). The information provided is current as of the effective date of the Plan.* ***This summary is not intended to be legal or tax advice to any particular Unitholder and Unitholders are urged to consult their tax advisors as to their particular tax position.***

The fact that Distributions are reinvested or Premium Distributions™ are received under the terms of the Plan does not relieve Unitholders of any liability for taxes that may be payable on such Distributions. To the extent that a Distribution from the Trust would be included in the income of Unitholders for the purposes of the Tax Act, such amount will be included in the income of Unitholders who elect to reinvest such amount in new Units under the Plan.

The cost to a Unitholder of Units acquired pursuant to the optional cash payment component of the Plan will be equal to the amount of optional cash payments made by the Unitholder.

The Canada Revenue Agency (the "**CRA**") generally takes the position that the amount, if any, by which the fair market value of any Units acquired pursuant to the distribution reinvestment component or the premium distribution™ component of the Plan on the date of purchase of such Units exceeds the purchase price therefor must be included in the income of the Unitholder. **Unitholders should note that neither the Trust nor the Plan Agent is required to provide, and will not be providing, any notice or report to Unitholders in respect of such income.**

Where the Units acquired pursuant to the distribution reinvestment component or the premium distribution™ component of the Plan are capital property to the Unitholder, the amount added to the Unitholder's income will be added in computing the cost to the Unitholder of such Units for purposes of determining the adjusted cost base and capital gain or loss on the disposition of such Units. The cost of such Units held as capital property by the Unitholder must be averaged with the cost of all other Units held by the Unitholder as capital property for the purpose of determining the adjusted cost base of all Units held by the Unitholder as capital property pursuant to the averaging provisions of the Tax Act.

Units acquired and sold under the premium distribution™ component of the Plan, in certain circumstances, may be considered to be inventory and not capital property. Certain Unitholders may make an election under subsection 39(4) of the Tax Act to have every "Canadian security" (as that term is defined in the Tax Act), which includes Units, owned by the Unitholder deemed to be a capital property.

Where the Units acquired under the premium distribution™ component of the Plan are inventory to the Unitholder, the Unitholder generally will be required to include in income the net profit or net gain arising from the acquisition and disposition of the Units such that, in the case of Units acquired and sold under the premium distribution™ component of the Plan, the Unitholder generally will recognize income equal to 2% of the Distribution received by the Plan Agent on behalf of the Unitholder.

If a Unitholder disposes of Units acquired under the Plan which are capital property (including a disposition of Units acquired pursuant to the premium distribution™ component by a Unitholder who has made an election pursuant to subsection 39(4) of the Tax Act), the Unitholder will recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) such adjusted cost base of the Units held by the Unitholder immediately before the disposition. One-half of the capital gain (the "taxable capital gain") must be included in income of the Unitholder for the year in which the disposition occurs and one-half of a capital loss (the "allowable capital loss") generally may be deducted by the Unitholder against taxable capital gains for the year of disposition, in any of the three preceding years, or in any subsequent year, subject to the detailed provisions of the Tax Act.

Amendment or Termination of the Plan

The Trust reserves the right to amend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of Unitholders. In the event that the Trust amends the Plan, no written notice of any such amendment will be sent to Participants unless the interests of Participants are, in the opinion of the Trust, materially prejudiced as a result of such amendment. Generally, no notice will be given to Participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange.

In the event that the Trust terminates the Plan, all Participants will be sent written notice of such termination and the Plan Agent will send to each Participant a certificate for whole Units held for the Participant's accounts under the Plan and a cheque for the value of any remaining fraction of a Unit in such Participant's account (based on the closing price of Units on the Toronto Stock Exchange on the day prior to the date on which the Plan is terminated) and for any optional cash payments received for the account of such Participant prior to such termination but not invested in Units. In the event that the Trust terminates the Plan, no investment will be made by the Plan Agent on the Distribution payment date immediately following the effective date of such termination, and any optional cash payments not invested in Units as of the effective date of such termination and any Distributions paid after the effective date of such termination that would, but for the termination, be reinvested under the Plan, will be remitted to the Participants.

Interpretation

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Trust.

Notices

All notices or other documents required to be given to Participants under the Plan, including certificates for Units and cheques, shall be mailed to Participants who are registered holders of Units at their addresses as shown in the register of Unitholders maintained by the registrar and transfer agent of the Trust or to Participants which are CDS Participants at their address as shown in the accounts or other records maintained by the Plan Agent in respect of CDS Participants.

Notices to the Plan Agent shall be sent to:

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Attention:	Plan Administrator
Telephone:	(403) 261-8454
Fax:	(403) 265-1455
Toll free:	1-888-767-7277

Notices to Thunder Energy Trust shall be sent to:

Thunder Energy Trust
400, 321 - 6th Avenue S.W.
Calgary, Alberta T2P 3H3

Attention:	Sheila Hearnden
Telephone:	(403) 294-1635
Fax:	(403) 294-1317

Effective Date

The effective date of the Plan is November 18, 2005.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, March 13, 2006 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on April 17, 2006, in respect of March production, for unit holders of record on March 22, 2006. The ex distribution date is March 20, 2006.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta March 15, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.08676 to 1.10126. This increase will be effective on March 15, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE No. 82-34957



THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Announces $75 Million Offering of Subordinated Convertible Debentures

This news release is not for distribution to United States newswire services or for dissemination in the United States.

Calgary, Alberta, March 16, 2006 - Thunder Energy Trust ("Thunder") (TSX:THY.UN) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-lead by GMP Securities L.P. and FirstEnergy Capital Corp. and including CIBC World Markets Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Scotia Capital Inc. to issue 75,000 Subordinated Convertible Debentures (the "Debentures") on a bought deal basis at a price of $1,000 per Debenture, representing total gross proceeds of $75,000,000.

The Debentures will bear interest at a rate of 7.25% per annum, payable semi-annually in arrears on April 30 and October 31 in each year commencing October 31, 2006. The Debentures will mature on April 30, 2011.

The Debentures will be convertible at any time at the option of the holders into trust units ("Trust Units") of Thunder at an initial conversion price of $11.70 per Trust Unit. On or after April 30, 2009, Thunder will have the right to redeem all or a portion of the Debentures at a premium to the principal amount plus accrued interest. In certain circumstances, Thunder will have the ability to pay principal under the Debentures through the issuance of Trust Units.

The Debentures will be offered in each of the provinces of Canada, other than Quebec, by way of short form prospectus and on a private placement basis in the U.S. pursuant to a Rule 144A exemption. Thunder will apply to have the Debentures listed for trading on the TSX.

The offering is scheduled to close on or about April 5, 2006. Closing is subject to the satisfaction of standard conditions, including the receipt of all necessary regulatory and stock exchange approvals.

The net proceeds from the offering will be used to the fund the repayment of bank debt, exploitation and development activities and for general corporate purposes.

Thunder is a new oil and gas income trust created on July 7, 2005 as part of a plan of arrangement which combined three entities, Thunder Energy Inc., Mustang Resources Inc., and Forte Resources.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Debentures or Trust Units within the United States. The Debentures or Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Debentures or Trust Units may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under 1933 Act and applicable state securities laws or an exemption from such registration is available.

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. Although Thunder believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Thunder can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.

The closing of the offering could be delayed if Thunder is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all.

The intended use of the net proceeds of the offering by Thunder might change if the board of directors of Thunder Energy Inc., the administrator of Thunder, determines that it would be in the best interests of Thunder to deploy the proceeds for some other purpose, such as an acquisition.

The forward-looking statements contained in this press release are made as of the date hereof and Thunder undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Thunder Energy Trust
Stuart Keck
President & CEO
(403) 294-1635

or

Thunder Energy Trust
Brent Kirkby
VP Finance and Chief Financial Officer
(403) 294-1635

To find out more about Thunder Energy Trust (TSX:THY.un), visit our website, www.thunderenergy.com .

FILE No. 82-34957



March 17, 2006

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Toronto Stock Exchange

Dear Sirs:

Subject: Thunder Energy Trust (the "Trust")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Trust's upcoming Annual meeting of shareholders:

Meeting Date:	May 15, 2006
Record Date for Notice:	April 10, 2006
Record Date for Voting:	April 10, 2006
Beneficial Ownership Determination Date:	April 10, 2006
Class of Securities Entitled to Receive Notice:	Units & Exchangeable Shares
Class of Securities Entitled to Vote:	Units & Exchangeable Shares
ISIN Number:	CA88604T1012 & CA8859142009
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Aggie Strzelecka"

Aggie Strzelecka
Corporate Administrator
Corporate & Shareholder Services
Direct Dial (403) 261- 8455

cc: CDS & Co.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

REVISED ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

Dated March 16, 2006

TABLE OF CONTENTS


THUNDER
ENERGY
TRUST

ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids		
STB	standard tank barrels		

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
McfGE	1,000 cubic feet of gas equivalent on the basis of 6 McfGEs to 1 bbl of crude oil. McfGEs may be misleading, particularly if used in isolation. A McfGE conversion ratio of 6 McfGEs to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
McfGE/d	1,000 cubic feet equivalent per day
MMcfGE	1,000 McfGE
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade


THUNDER
ENERGY
TRUST

NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**gross**" means: (a) in relation to an issuer's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer; (b) in relation to wells, the total number of wells in which an issuer has an interest; and (c) in relation to properties, the total area of properties in which an issuer has an interest.

"**net**" means: (a) in relation to an issuer's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the its royalty interests in production or reserves; (b) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its gross wells; and (c) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.


THUNDER
ENERGY
TRUST

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Trust's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Annual Information Form. Certain other terms and abbreviations used herein, but not defined herein, are defined in NI 51-101 or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101 or the COGE Handbook.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated May 31 2005 between the Trustee and the Administrator, as successor to Thunder;

"**Administrator**" means Thunder Energy Inc., a corporation formed by the amalgamation under the ABCA of Thunder, Mustang, Forte and Thunder Acquisition Ltd. as a step to the Arrangement;

"**Administrator Note Indenture**" means the note indenture dated June 30, 2005 between the Administrator and Olympia Trust Company governing the issuance of the Administrator Notes;

"**Administrator Notes**" means the unsecured subordinated notes of the Administrator in the aggregate amount of $560,000,000.00 issued to the Trust in connection with the Arrangement;

"**Alberta Clipper**" means Alberta Clipper Energy Inc.;

"**Arrangement**" means the plan of arrangement under section 193 of the ABCA involving Thunder, Mustang, Forte, the Trust, Thunder Acquisition Ltd., Thunder Exchangeco Ltd., Alberta Clipper, Ember and Valiant which was completed on July 7, 2005;

"**Arrangement Circular**" means the joint information circular and proxy statement of Thunder, Mustang and Forte dated June 6, 2005 with respect to the Arrangement and related matters;

"**Board of Directors**" or "**Board**" means the board of directors of the Administrator or its successors;

"**Business Day**" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right collectively, as such terms are defined in the Exchangeable Share provisions;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**CRA**" means the Canada Revenue Agency;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of the Administrator for such purpose; provided, however, that if in the opinion of the board of directors of the Administrator the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of the Administrator, in good faith and in its sole discretion, and provided

further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**DRIP Plan**" means the Trust's premium distribution, distribution reinvestment and optional trust unit purchase plan;

"**Ember**" means Ember Resources Inc.;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at July 7, 2005 and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means series A exchangeable shares in the capital of the Administrator;

"**ExchangeCo**" means Thunder Exchangeco Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**Forte**" means Forte Resources Inc.;

"**GLJ**" means GLJ Petroleum Consultants;

"**GLJ Report**" means the independent engineering report dated February 23, 2006 prepared by GLJ effective December 31, 2005 respecting the oil and natural gas reserves of the Administrator;

"**Mustang**" means Mustang Resources Inc.;

"**NI 51-101**" means National Instrument - 51-101 Standards of Disclosure for Oil and Gas Activities;


THUNDER
ENERGY
TRUST

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holder of the Special Voting Right by more than 50 percent of the votes cast in respect of the resolution by or on behalf of Unitholders and the holder of the Special Voting Right present in person or represented by proxy at the meeting;

"**Partnership**" means Thunder Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Permitted Investments" means (i) loan advances to the Administrator, (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business, including shares of the Administrator;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5 percent of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔ percent of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust issuable under the Trust Indenture;

"**Support Agreement**" means the support agreement dated July 7, 2005 among the Trust, the Administrator and ExchangeCo concerning certain matters affecting the Exchangeable Shares;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"**Thunder**" means Thunder Energy Inc., a corporation amalgamated under the ABCA with Mustang, Forte and Thunder Acquisition Ltd. to form the Administrator as a step to the Arrangement;

"**Trust**" means Thunder Energy Trust, a trust formed pursuant to the laws of Alberta;

"**Trust Indenture**" means the amended and restated trust indenture dated June 30, 2005 between Olympia Trust Company and Thunder, pursuant to which the Trust is governed;

"**Trust Units**" means units of the Trust;

"**Trustee**" means Olympia Trust Company or its successor, as trustee of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**Unitholder**" means a holder of Trust Units;

"**Valiant**" means Valiant Energy Inc.;

"**Voting and Exchange Agreement Trustee**" means Olympia Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated July 7, 2005 among the Trust, the Administrator, ExchangeCo and the Voting and Exchange Agreement Trustee concerning certain matters affecting the Exchangeable Shares.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

NON-GAAP MEASURES

In this Annual Information Form and in the documents incorporated by reference into this Annual Information Form, the Trust uses the term "cash flow from operations", "cash flow from operations per unit" and "net backs" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow from operations" and "cash flow from operations per unit" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow from operations" a key measure of performance as it demonstrates the Trust's ability to generate the cash flow necessary to fund future distributions and capital investments. The Trust considers "net backs" a key measure as it indicates the relative performance of the crude oil and natural gas assets. Cash flow can not be assured and future distributions may vary. See "Risk Factors – Distributions".

THUNDER ENERGY TRUST

General

The Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3.

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement.

Structure

The Trust is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of the Trust, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of the Trust; (iii) advising the Trust with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (ix) all matters relating to the redemption of Trust Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of the Trust and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for the Trust.

The Administrator owns all of the issued and outstanding shares of 832033 Alberta Ltd., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in the Partnership. The majority of the oil and natural gas assets of the Trust are held in the Partnership.

The Trust owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the Exchangeable Shares.

Where applicable, references to the business, assets and operations of the Trust made in this Annual Information Form should be considered by readers to refer to the business, assets and operations of the Trust and its subsidiaries on a consolidated basis.


THUNDER
ENERGY
TRUST

The following diagram shows the simplified structure of the Trust as at the date hereof:


UNITHOLDERS
EXCHANGEABLE SHAREHOLDERS
DISTRIBUTIONS
TRUST UNITS
TRUST
EXCHANGEABLE SHARES
PAYMENTS UNDER ADMINISTRATOR NOTES
ADMINISTRATOR
CASHFLOW FROM OIL AND GAS ASSETS
832033 ALBERTA LTD.
THUNDER PARTNERSHIP

DEVELOPMENT OF THE BUSINESS OF THE TRUST

The Arrangement

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement. The Arrangement was conducted for the purposes of reorganizing the businesses of Thunder, Mustang and Forte into the Trust and three new exploration companies; namely, Alberta Clipper, Ember and Valiant. Prior to the Arrangement, each of Thunder, Mustang and Forte were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

The Arrangement had many steps, but the net effect of the Arrangement was as follows:

- the holders of common shares of Thunder exchanged each share they owned for:
  - 0.5 of a Trust Unit or, at the election of the holder, 0.5 of an Exchangeable Share;
  - 0.3333 of a common share of Alberta Clipper; and

- 0.3333 of a common share of Ember.

- the holders of class A shares of Mustang exchanged each share they owned for:
  - 0.55 of a Trust Unit or, at the election of the holder, 0.55 of an Exchangeable Share;
  - 0.3666 of a common share of Alberta Clipper; and
  - 0.0833 of a common share of Ember.
- the holders of common shares of Forte exchanged each share they owned for:
  - 0.175 of a Trust Unit or, at the election of the holder, 0.175 of an Exchangeable Share; and
  - 0.3333 of a common share of Valiant.
- certain exploration assets and undeveloped lands held by Thunder, Mustang and Forte prior to the Arrangement were transferred to Alberta Clipper, Ember and Valiant.
- Thunder, Mustang and Forte amalgamated with Thunder Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of the Trust.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. The Trust can not predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

DESCRIPTION OF THE BUSINESS OF THE TRUST

Business of the Trust

The Trust owns all of the issued and outstanding common shares of the Administrator. The Administrator, directly and through the Partnership, holds all of the assets held by Thunder, Mustang and Forte prior to the Arrangement, other than those assets transferred to Valiant, Ember and Alberta Clipper as part of the Arrangement. The Administrator has retained all of the liabilities of Thunder, Mustang and Forte, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by Thunder, Mustang and Forte prior to the Arrangement becoming effective.

The Trust's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute a portion of its available cash flow to Unitholders in monthly distributions. The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of central Alberta, western Alberta, northern Alberta, northeast British Columbia and the Foothills.

Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. The only income currently received by the Trust is from the interest received on the principal amount of the Administrator Notes. It is contemplated that the Trust may enter into a net profits interest agreement with the Partnership in the future,

which would result in the Partnership granting and setting over to the Trust the right to receive certain payments on petroleum and natural gas rights held by the Partnership from time to time. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to the Trust before the maturity of the Administrator Notes.

The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Administrator Notes and amounts representing the repayment of principal on the Administrator Notes and may, in the future, make distributions from income earned under any net profits agreement, after expenses, if any, and any cash redemptions of Trust Units.

It is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, generally being the last Business Day of each month. See "Record of Cash Distibutions".

Competition

The oil and natural gas industry is competitive in all its phases. The Trust competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Trust's competitors include resource companies which have greater financial resources, staff and facilities than those of the Trust. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. The Trust views its competitive position as being equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See under the heading "Industry Conditions - Environmental Regulation".

Personnel

As at December 31, 2005, the Administrator had 51 head office employees and 11 field employees.

DRIP Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan") for eligible Unitholders. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal

to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other oil and gas issuers of similar size. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, Saskatchewan and British Columbia oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (i.e. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada and United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee,

although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions will reduce the amount of Crown royalties paid by the Trust to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial, legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Trust is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Trust believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder and the Kyoto Protocol has come into force. Annex B parties to the Kyoto Protocol, including Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Trust's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gasses which may subject the Trust to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from the Trust's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Trust.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions. Those trusts with opportunities to economically replace production through internal development drilling should be in a favourable position relative to those more exposed to replacing production through acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2005 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers including trusts. The stronger Canadian dollar resulted in decreased revenues in 2005 for oil and natural gas producers on a per barrel basis, increasing pressure on the royalty trusts' ability to maintain current distribution levels.

OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, GLJ prepared the GLJ Report. The GLJ Report evaluated, as at December 31, 2005, the oil, NGL and natural gas reserves attributable to the properties held, directly or indirectly, by the Administrator. The Trust owns all of the outstanding common shares of the Administrator.

The tables below are a summary of the oil, NGL and natural gas reserves of the Trust, through its interests in the Administrator, and the net present value of future net revenue attributable to such reserves as evaluated in the GLJ Report, based on constant and forecast price and cost assumptions. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than such reports due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by GLJ represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of oil, NGL and natural gas reserves provided herein are estimates only and actual reserves may be greater than or less than the estimates provided herein.

The GLJ Report is based on certain factual data supplied by the Administrator and GLJ's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Administrator's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Administrator to GLJ. GLJ accepted this data as presented and neither title searches nor field inspections were conducted.

The Trust will be entitled to deduct from its income all amounts which are paid or payable by it to Unitholders in a given financial year. As a result, the Trust does not anticipate being liable for any material amount of income tax on income. Therefore, the net present values of future net revenue after income taxes will be the same as the net present values of future net revenue before income taxes presented in the tables below.

The Report on Reserves Data in form 51-101F2 prepared by GLJ and the Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51–101F3 of the Administrator are attached as Schedules "A" and "B" of this Annual Information Form, respectively.

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Gross Reserves				Net Reserves			
	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mbbls	MMcf	Mbbls	Mbbls	Mbbls	MMcf
Proved								
Developed Producing	5,882	215	642	58,188	5,200	209	438	47,089
Developed Non-Producing	291	0	929	32,124	246	0	677	25,719
Undeveloped	432	51	117	5,444	346	48	80	4,134
Total Proved	6,605	267	1,688	95,756	5,793	258	1,196	76,942
Probable	2,200	78	823	47,765	1,889	75	596	38,245
Total Proved plus Probable	8,805	345	2,511	143,521	7,681	333	1,792	115,187

Net Present Value of Future Net Revenue of Oil and Gas Reserves – Constant Prices and Costs

	Before Future Income Tax Expenses and Discounted at	
	0%	10%
	(M$)	(M$)
Proved		
Developed Producing	574,346	396,358
Developed Non-Producing	233,792	109,692
Undeveloped	44,237	25,349
Total Proved	852,376	531,400
Probable	374,619	171,265
Total Proved plus Probable	1,226,994	702,665

Additional Information Concerning Undiscounted Future Net Revenue – Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Develop-ment Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes
(Undiscounted)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Total Proved Reserves	1,477,814	273,948	312,412	25,568	13,510	852,376
Total Proved plus Probable	2,138,645	406,740	440,149	50,000	14,761	1,226,994


THUNDER
ENERGY
TRUST

Future Net Revenue by Production Group – Constant Prices and Costs

	Future Net Revenue Before Income Taxes and Discounted at 10%
	(M$)
Proved	
Light and Medium Crude Oil[1]	151,976
Heavy Oil[1]	4,209
Natural Gas[2]	375,215
Proved plus Probable	
Light and Medium Crude Oil[1]	195,373
Heavy Oil[1]	5,046
Natural Gas[2]	502,246

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products, but excluding solution gas from oil wells.

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Gross Reserves				Net Reserves			
	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mbbls	MMcf	Mbbls	Mbbls	Mbbls	MMcf
Proved								
Developed Producing	5,575	214	625	55,293	4,912	208	428	44,595
Developed Non-Producing	283	0	927	31,836	238	0	676	25,462
Undeveloped	419	51	115	5,356	334	48	79	4,061
Total Proved	6,277	265	1,667	92,485	5,485	256	1,183	74,118
Probable	2,076	77	813	46,072	1,771	74	591	36,765
Total Proved plus Probable	8,353	342	2,481	138,557	7,256	329	1,774	110,883

Net Present Value of Future Net Revenue of Oil and Gas Reserves - Forecast Prices and Costs

	Before Future Income Tax Expenses and Discounted at				
	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)
Proved					
Developed Producing	447,726	378,185	331,974	293,523	272,901
Developed Non-Producing	186,948	116,410	87,497	71,642	61,423
Undeveloped	33,592	24,550	19,275	15,657	12,980
Total Proved	668,267	519,145	438,746	385,823	347,303
Probable	276,344	174,163	127,077	100,117	82,619
Total Proved plus Probable	944,611	693,308	565,823	485,940	429,922


THUNDER
ENERGY
TRUST

Additional Information Concerning Undiscounted Future Net Revenue – Forecast Prices and Costs

(Undiscounted)	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)
Total Proved Reserves	1,274,901	241,907	322,944	25,760	16,023	668,267
Total Proved plus Probable	1,833,698	354,232	465,707	50,785	18,364	944,611

Future Net Revenue by Production Group – Forecast Prices and Costs

	Future Net Revenue Before Income Taxes and Discounted at 10% (M$)
Proved	
Light and Medium Crude Oil[(1)]	127,070
Heavy Oil[(1)]	4,257
Natural Gas[(2)]	307,419
Proved plus Probable	
Light and Medium Crude Oil[(1)]	161,059
Heavy Oil[(1)]	5,076
Natural Gas[(2)]	399,698

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products, but excluding solution gas from oil wells.

Pricing Assumptions – Constant Prices and Costs

GLJ employed the following pricing and exchange rate assumptions as of December 31, 2005 in estimating the above reserves data using constant prices and costs.

Natural Gas		Crude Oil		Natural Gas Liquids		
Henry Hub (US$/Mmbtu)	Plant Gate (CDN$/Mmbtu)	WTI Cushing Oklahoma 40° API (US$/Bbl)	Edmonton Par Price 40° API (CDN$/Bbl)	Pentanes Plus Edmonton (CDN$/Bbl)	Butanes Edmonton (CDN$/Bbl)	Exchange Rate ($US/$Cdn)
11.23	9.46	61.04	68.27	71.67	50.52	0.8577

Pricing Assumptions – Forecast Prices and Costs

GLJ employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating the above reserves data using forecast prices and costs. An inflation rate of 2% per year was applied for the life of the reserves.

Year	Natural Gas		Crude Oil		Natural Gas Liquids		
	Henry Hub (US$/Mmbtu)	Plant Gate (CDN$/Mmbtu)	WTI Cushing Oklahoma 40° API (US$/Bbl)	Edmonton Par Price 40° API (CDN$/Bbl)	Pentanes Plus Edmonton (CDN$/Bbl)	Butanes Edmonton (CDN$/Bbl)	Exchange Rate ($US/$Cdn)
2006	10.50	10.35	57.00	66.25	67.00	49.00	0.850
2007	8.75	9.00	55.00	64.00	65.25	47.25	0.850
2008	7.50	7.75	51.00	59.25	60.50	43.75	0.850
2009	7.00	7.25	48.00	55.75	56.75	41.25	0.850
2010	6.75	6.95	46.50	54.00	55.00	40.00	0.850
2011	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2012	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2013	6.65	6.80	46.00	53.25	54.25	39.50	0.850
2014	6.75	6.95	46.75	54.25	55.25	40.25	0.850
2015	6.90	7.15	47.75	55.50	56.50	41.00	0.850
2016	7.05	7.30	48.75	56.50	57.75	41.75	0.850
Thereafter	Escalate at 2 percent per year						0.850

RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Reconciliation of Net Reserves

The following tables set forth a reconciliation in the Administrator's net reserves (after payment of royalties) for the year ended December 31, 2005, derived from the GLJ Report using forecast prices and cost estimates, reconciled to the net reserves of Thunder at December 31, 2004. Thunder was one of the corporations that amalgamated with Mustang and Forte to create the Administrator as a step to the Arrangement and is considered by the Trust to be the predecessor of the Administrator. The reserves attributable to oil and gas properties acquired from Mustang and Forte pursuant to the Arrangement by means of the amalgamation of those corporations with Thunder are treated as

acquisitions in the tables below. The reserves attributable to oil and gas properties transferred by Thunder to Alberta Clipper and Ember pursuant to the Arrangement are treated as dispositions in the tables below.

	Light and Medium Crude Oil	Heavy Crude Oil	Natural Gas Liquids	Natural Gas	BOE
	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMBoe)
Proved					
Balance at Dec. 31, 2004	2,640	0	1,196	102,805	20,970
Drilling Extensions	185	0	34	2,187	583
Improved Recovery[(1)]	51	0	5	169	84
Technical Revisions	-689	0	-319	-21,718	-4,626
Discoveries	0	0	0	0	0
Acquisitions	4,033	272	400	14,397	7,104
Dispositions	-22	0	-71	-12,311	-2,145
Economic Factors	13	0	0	199	46
Production	-726	-16	-61	-11,610	-2,739
Balance at Dec. 31, 2005	5,485	256	1,183	74,118	19,277
Probable					
Balance at Dec. 31, 2004	719	0	466	46,380	8,915
Drilling Extensions	136	0	15	781	282
Improved Recovery[(1)]	54	0	4	127	79
Technical Revisions	-297	0	-9	-9,355	-1,866
Discoveries	0	0	0	0	0
Acquisitions	1,159	74	148	4,473	2,127
Dispositions	-5	0	-34	-5,747	-996
Economic Factors	4	0	1	105	22
Production	0	0	0	0	0
Balance at Dec. 31, 2005	1,771	74	591	36,765	8,563
Proved plus Probable					
Balance at Dec. 31, 2004	3,359	0	1,662	149,185	29,885
Drilling Extensions	321	0	49	2,968	865
Improved Recovery[(1)]	105	0	9	296	163
Technical Revisions	-986	0	-329	-31,073	-6,492
Discoveries	0	0	0	0	0
Acquisitions	5,193	346	548	18,870	9,231
Dispositions	-27	0	-105	-18,058	-3,141
Economic Factors	17	0	1	304	68
Production	-726	-16	-61	-11,610	-2,739
Balance at Dec. 31, 2005	7,256	329	1,774	110,883	27,840

Note:

(1) Amounts reported in this category consist entirely of amounts attributable to Infill Drilling, as defined in the COGE Handbook.


THUNDER
ENERGY
TRUST

Reconciliation of Change in Net Present Values of Future Net Revenue

The following table sets forth a reconciliation of the net present value of future net revenue of the net proved reserves of the Administrator as at December 31, 2005, using constant price and cost estimates derived from the GLJ Report and discounted at 10%, reconciled to net present value of future net revenue of the net proved reserves of Thunder at December 31, 2004. Thunder was one of the corporations that amalgamated with Mustang and Forte to create the Administrator as a step to the Arrangement and is considered by the Trust to be the predecessor of the Administrator. The reserves attributable to oil and gas properties acquired from Mustang and Forte pursuant to the Arrangement by means of the amalgamation of those corporations with Thunder are treated as acquisitions in the tables below. The reserves attributable to oil and gas properties transferred by Thunder to Alberta Clipper and Ember pursuant to the Arrangement are treated as dispositions in the tables below.

Factor	(M$)
Estimated Future Net Revenue at December 31, 2004	339,947
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	-152,767
Net Change in Prices, Production Costs and Royalties Related to Future Production	217,238
Changes in Previously Estimated Development Costs Incurred During the Period	80,482
Changes in Estimated Future Development Costs	-55,727
Net Change Resulting from Extensions and Improved Recovery	20964
Net Change Resulting from Discoveries	0
Changes Resulting from Acquisitions of Reserves	218,040
Changes Resulting from Dispositions of Reserves	-51,296
Net Change Resulting from Revisions in Quantity Estimates (Technical Revisions)	-104,841
Accretion of Discount	33,995
Net Change in Income Taxes	0
Other Significant Factors	-14,635
Estimated Future Net Revenue at December 31, 2005	531,400

UNDEVELOPED RESERVES

The following discussion generally describes the basis on which the Trust attributes Proved and Probable Undeveloped Reserves and its anticipated plans for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from gathering systems. In addition, such reserves may relate to planned infill drilling locations. The majority of these reserves are planned to be on stream within a two year timeframe.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The majority of these reserves are planned to be on stream within a two year timeframe.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

FUTURE DEVELOPMENT COSTS

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
	(M$)	(M$)	(M$)
2006	22,474	22,474	33,745
2007	2,188	2,232	3,316
2008	275	286	12,130
2009	47	50	421
2010	50	54	139
Remaining Years	534	674	1,034
Total Undiscounted	25,568	25,760	50,785
Total Discounted at 10% per year	23,801	23,893	45,353

The Trust has three sources of funding available to finance its capital expenditure program: internally generated cash flow from operations, debt financing, when appropriate, and new issues of Trust Units, if available on favourable terms. The Trust expects to fund the above future development costs primarily through internally generated cash-flow and, to a much lesser extent, debt. The cost of the debt component for funding future development costs is expected to be minimal and to not materially impact the disclosed reserves or future net revenue.

OIL AND GAS PROPERTIES

The following is a description of the major oil and natural gas properties in which the Administrator has an interest as at the date of this Annual Information Form.

Rosalind, Alberta

The Rosalind properties are located approximately 140 kilometres southeast of the City of Edmonton. This area has multi-zone potential for oil and natural gas from as many as seven pay zones. The Administrator's assets include an average working interest of 69% in 112,808 (78,256 net) acres of land in this area. There are 50 (49.0 net) producing oil wells, 131 (124.4 net) producing natural gas wells, 10 (10 net) non-producing oil wells, 71 (69.5 net) non-producing gas wells, an average 96% working interest in two natural gas plants, and a 100% working interest in two oil batteries in this area. The Administrator is the operator of the natural gas plants and the oil batteries.

During the year ended December 31, 2005, a total of 9 (7.5 net) wells were drilled in the Rosalind area at depths ranging from 436 to 1,200 metres, resulting in 5 (4 net) natural gas wells and 1 (1 net) oil well.

Planned exploration and development activity in the Rosalind area for 2006 and early 2007 includes the drilling of an additional 12 (7.3 net) natural gas wells.

Manola, Alberta

The Manola properties are located approximately 150 kilometres northwest of the City of Edmonton. The Administrator's assets include an average working interest of 64% in 116,960 (75,127 net) acres of land in this area. There are 21 (19.9 net) producing oil wells, 47 (34.1 net) producing natural gas wells, 6 (6 net) non-producing oil wells, 41 (39.5 net) non-producing gas wells and a 100% working interest in one oil battery in this area. The Administrator is the operator of the oil battery.

During the year ended December 31, 2005, a total of 14 (9.8 net) wells were drilled in the Manola area at depths of approximately 1,100 metres, resulting in 6 (4.5 net) natural gas wells.

Planned exploration and development activity in the Manola area for 2006 and early 2007 includes the drilling of 14 (9.0 net) natural gas wells.

Fenn Big Valley, Alberta

The Fenn Big Valley properties are located approximately 160 kilometres northeast of the City of Calgary. The Administrator's assets include an average working interest of 92% in 57,976 (53,080 net) acres of land in this area. There are 66 (60.8 net) producing natural gas wells, 8 (6.8 net) producing oil wells, 3 (3 net) non-producing oil wells and 38 (37.5 net) non-producing gas wells in this area. The Administrator has a 68% interest in a 12 Mmcf/d natural gas plant and interests in a gathering system that covers five townships in the area. The Administrator is the operator of the natural gas plant and the gathering system.

During the year ended December 31, 2005, a total of 38 (37 net) wells were drilled in the Fenn Big Valley area at depths ranging from 351 to 1,260 metres, resulting in 19 (19 net) natural gas wells.

Planned exploration and development activity in the Fenn Big Valley area for 2006 and early 2007 includes the drilling of 30 (30 net) natural gas wells.

Matziwin, Alberta

The Matziwin properties are located approximately 180 kilometres east of the City of Calgary. The Administrator's assets include an average working interest of 72% in 37,914 (27,456 net) acres of land in this area. There are 26 (22.9 net) producing oil wells, 55 (47.2 net) producing natural gas wells, 4 (4 net) non-producing oil wells, and 13 (12 net) non-producing gas wells in this area. The Administrator has an 80% interest in one natural gas plant and a 100% interest in one oil battery. The Administrator is the operator of the natural gas plant and the oil battery.

During the year ended December 31, 2005, a total of 5 (4 net) wells were drilled in the Matziwin area at depths of approximately 1,040 metres, resulting in 3 (3 net) oil wells.

Planned exploration and development activity in the Matziwin area for 2006 and early 2007 includes the drilling of 4 (3 net) natural gas wells.

Whiskey Creek, Alberta

The Whiskey Creek area is located approximately 20 kilometres southwest of the City of Calgary. The Administrator's assets include an average working interest of 70% in 4,478 (3,163 net) acres of land in this area. There are 1 (0.6 net) producing natural gas wells in this area, 2 (1.2 net) gas wells that are shut-in but capable of production, and 2 (1.2 net) shut-in gas wells. The Administrator has a 48% working interest in the related 28 kilometer Priddis Millarville Gas Pipeline. The Administrator is the operator of all the wells and the pipeline.

Production from the Whiskey Creek property was restricted from the second quarter of 2003 until September, 2005 due to plant processing limitations at the Quirk Creek Gas Plant, operated by Imperial Oil Limited. A long-term processing agreement with the operator of the Quirk Creek Gas Plant is now in place.

Laprise, British Columbia

The Laprise properties are located approximately 100 kilometres north of the city of Fort St. John. The Administrator's assets include an average working interest of 43% in 18,711 (8,009 net) acres of land in this area. There are 14 (10.9 net) producing natural gas wells, 3 (1.2 net) producing oils wells and 10 (7.6 net) non-producing natural gas wells in this area. The Administrator's assets also include a 75% working interest in 18 kilometers of sour gas gathering pipelines, a 75% working interest in 6 kilometers of sweet gas gathering pipelines and a 75% working interest in one sour compression and dehydration facility. Natural gas is delivered to the Duke Gathering System with firm transportation and processing.

During the year ended December 31, 2005, a total of 7 (3.9 net) wells were drilled in the Laprise area at depths of approximately 1,419 to 1,940 metres, resulting in 4 (2.7 net) natural gas wells and 2 (0.5 net) oil wells.

Planned exploration and development activity in the Laprise area for 2006 and early 2007 includes the drilling of 2 (1.5 net) natural gas wells.

Sylvan Lake / Medicine River, Alberta

The Sylvan Lake / Medicine River properties are located approximately 35 kilometers west of the City of Red Deer, Alberta. The Administrator's assets include an average working interest of 45% in 16,554 (7,377 net) acres of land in this area. There are 49 (25.6 net) producing oil wells, 4 (2.6 net) producing gas wells, 3 (2.3 net) non-producing gas wells, and 14 (10.6 net) non-producing oil wells on the properties. The Administrator has a 80% working interest in a newly acquired sour oil facility and a 40% working interest in an oil battery, both of which are operated by the Administrator.

During the year ended December 31, 2005, 7 (2.2 net) wells were drilled in this area, resulting in 4 (1.1 net) oil wells, 2 (0.5 net) gas wells and 1 (0.7 net) suspended well.

Planned exploration and development activity in the Sylvan Lake / Medicine River area for 2006 and early 2007 includes the drilling of an additional 7 (4.1 net) oil wells.

Clive, Alberta

The Clive properties are located approximately 35 kilometres northeast of the City of Red Deer. The Administrator's assets include an average working interest of 73% in 13,516 (9,918 net) acres of land in this area. There are 66 (50.6 net) producing shallow gas and coal bed methane wells and 11 (9 net) non-producing wells on the properties. The Administrator has a 100% working interest in compression and processing facilities. The Administrator operates the facilities. The facilities generate revenue from processing third party volumes.

During the year ended December 31, 2005, 2 gross (0.4 net) wells were drilled in this area resulting in 2 (0.4 net) coal bed methane wells.

Planned exploration and development activity in the Clive area for 2006 and early 2007 includes the drilling of an additional 8 (3.9 net) coal bed methane wells.

Redwater, Alberta

The Redwater properties are located in central Alberta approximately 20 kilometres east of Edmonton. The Administrator's assets include an average working interest of 23% in 2,868 (673 net) acres of land in this area. There are 17 (7.4 net) producing oil wells, 1 (1 net) producing gas wells, 1 (0.4 net) disposal well and 2 (1.0 net) non-producing oil wells in this area. The Administrator has a 30% working interest in a central oil treating and gas compression facility and various working interests in oil and gas flow lines connecting wells to the central treating facility. Solution gas is delivered into a third party gathering system and transported to a gas plant for custom processing.

During the year ended December 31, 2005, 5 (2.3 net) wells were drilled in the Redwater area, resulting in 5 (2.3 net) oil wells.

Planned exploration and development activity in the Redwater area for 2006 and early 2007 includes the drilling of an additional 2 (1.0 net) oil wells.

Greater Red Earth, Alberta

The Greater Red Earth properties are located approximately 350 kilometres north of the City of Edmonton. The Administrator's assets include an average working interest of 42% in 64,796 (26,907 net) acres of land in this area. There are 79 (48.1 net) producing oil wells, 20 (5.4 net) producing gas wells, 47 (37 net) non-producing oil wells and 14 (9 net) water disposal wells in this area. The Administrator has an 84% working interest in four central oil batteries and operates these facilities.

No wells were drilled in the Greater Red Earth area during the year ended December 31, 2005.

There is no planned exploration and development activity in the Greater Red Earth area for 2006.

SE Saskatchewan

The SE Saskatchewan properties are all located within 150 kilometers of Estevan, Saskatchewan. The Administrator's assets include an average working interest of 45% in 8,186 (3,722 net) acres of land in this area. There are 22 (14.3 net) producing oil wells, 12 (7.4 net) non-producing wells and 2 (1.7 net) water disposal wells in this area. The Administrator has a 96% working interest in three oil batteries and oil flow-lines.

No wells were drilled in the SE Saskatchewan area during the year ended December 31, 2005.

Planned exploration and development activity in the SE Saskatchewan area for 2006 and early 2007 includes the drilling of an additional 8 (7.2 net) oil wells.

OIL AND GAS WELLS

The following table sets forth the number and status of wells, effective December 31, 2005, in which the Administrator has a working interest.

	Producing Wells				Non-Producing Wells			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	324	222	428	347	117	91	183	174
British Columbia	3	1	18	13	0	0	11	8
Saskatchewan	22	15	3	2	12	7	3	2
Total	349	238	449	362	129	98	197	184

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table summarizes the gross and net acres of unproved properties, effective December 31, 2005, in which the Administrator has an interest and also the number of net acres for which the Administrator's right to explore, develop or exploit will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
Alberta	315,184	149,570	25,166
Saskatchewan	16,953	7,095	2,789
British Columbia	19,326	6,503	5,072
Total	351,463	163,168	33,027

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the gross and net exploratory and development wells drilled on the Administrator's properties during the year ended December 31, 2005.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	1	0.09	16.0	10.13
Natural Gas	15	9.95	41.0	32.95
Dry	2	1.50	22.0	12.50
Total:	18	11.54	79.0	55.58

HEDGING

The Administrator, as the successor to Forte, assumed certain hedging arrangements to which Forte was subject prior to the Arrangement. Forte's hedging arrangements are described in Note 4 to Forte's unaudited comparative consolidated financial statements as at and for the three months ended March 31, 2005, which are incorporated herein by reference. This document may be accessed in Forte's profile on SEDAR at www.sedar.com.

As with all trusts, the Trust has limited control over fluctuations in the price of oil and gas. To mitigate the effects of changes in commodity prices, the Administrator implemented a hedging strategy in early 2006. This strategy will not be used to speculate on future prices, but it will be used to help stabilize cash flow, thereby protecting the near term capital expenditure budget and cash distributions to Unitholders. As of the date hereof, the following hedges are in place:

Natural Gas

Contract Type	Volume	Pricing Point	Strike Price per GJ	Term
Costless Collar	15,000 GJ/d	AECO	CDN $6.00 to $6.50	April 1/06 to Oct. 31/06
Costless Collar	10,000 GJ/d	AECO	CDN $8.00 to $10.00	Nov. 1/06 to March 31/07

Crude Oil

Contract Type	Volume	Pricing Point	Strike Price per Bbl	Term
Costless Collar	2,400 bbls/d	WTI NYMEX	US $61.00 to $64.40	April 1/06 to June 30/06
Costless Collar	2,400 bbls/d	WTI NYMEX	US $61.00 to $67.50	July 1/06 to Sept. 30/06
Costless Collar	800 bbls/d	WTI NYMEX	US $61.00 to $72.70	Oct. 1/06 to Dec. 31/06
Costless Collar	800 bbls/d	WTI NYMEX	US $61.00 to $73.05	Jan. 1/07 to Mar. 31/07

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

The Administrator typically estimates well abandonment costs area by area. Such costs are included for wells assigned reserves in the GLJ Report as deductions in arriving at future net revenue. The expected total abandonment costs, net of estimated salvage value, included in the GLJ Report for 530.1 net wells under the proved and probable reserves category is $16,023,000 undiscounted ($7,859,000 discounted at 10%), of which a total of $3,292,000 is estimated to be incurred in 2006, 2007 and 2008. This estimate does not include expected reclamation costs for surface leases of $20,541,375 (undiscounted) using the EUB estimate of $38,750 per wellsite for these wells. GLJ has not included abandonment costs for wells where they have not assigned proven or probable reserves.

The Trust will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

TAX HORIZON

The Trust will not be taxable provided all income is otherwise paid or payable to Unitholders every year.

COSTS INCURRED

The following table summarizes capital expenditures (net of incentives and net of certain proceeds) incurred for the year ended December 31, 2005 with respect to the Administrator's properties.

	Property Acquisition Costs			
	Proved Properties	Unproved Properties	Exploration Costs	Development Costs
Total (M$)	0	4,244	4,881	80,482

PRODUCTION ESTIMATES

The following table discloses for each product type the total working interest volume of production estimated by GLJ for 2006 in the estimates of future net revenue from proved reserves disclosed above under the heading "Oil and Natural Gas Reserves".

	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Alberta	3,136	102	36,431	475	9,785	90
British Columbia	0	0	4,160	50	743	7
Saskatchewan	315	0	178	0	345	3
Estimated Total Production	3,451	102	40,771	525	10,873	100

The following table discloses by field the total working interest volume of production estimated by GLJ for 2006 in the estimates of future net revenue from proved reserves disclosed above under the heading "Oil and Natural Gas Reserves".

	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Rosalind	361	0	6,407	28	1,456	13
Manola	148	0	6,105	14	1,179	11
Fenn Big Valley	122	0	6,693	0	1,237	11
Laprise	0	0	3,447	42	616	6
Whiskey Creek	0	0	1,919	92	412	4
Sylvan Lake / Medicine River	1,148	0	3,545	214	1,953	18
Clive	1	0	3,475	2	581	5
Redwater	357	0	190	0	389	4
Greater Red Earth	654	0	106	0	672	6
Matzwin	176	0	4,093	16	875	8
S.E. Saskatchewan	313	0	0	0	313	3
Other	172	102	4,791	117	1,190	11
Estimated Total Production	3,451	102	40,771	525	10,873	100

PRODUCTION HISTORY

The following table discloses, on a quarterly basis for the year ended December 31, 2005, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the Trust's properties.

Average Daily Production Volume

	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Natural gas (Mcf/d)	38,174	37,978	44,680	40,489
Light and Medium Crude Oil (Bbls/d)	997	1,018	3,751	3,784
Heavy Crude Oil (Bbls/d)	-	-	82	98
NGL (Bbls/d)	148	173	295	430
Total (BOE/d)	7,508	7,520	11,574	11,060

Prices Received, Royalties Paid, Production Costs and Netback – Crude Oil and NGLs

($ per Bbl)	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Prices Received	45.76	45.74	71.86	61.10
Royalties Paid	(4.33)	(5.87)	(15.26)	(10.79)
Production Costs	(7.63)	(7.04)	(8.35)	(7.95)
Netback[1]	33.80	32.83	48.26	42.36

Note:

(1) Netback is calculated by deducting royalties paid and production costs from prices received.

Prices Received, Royalties Paid, Production Costs and Netback – Natural Gas

($ per Mcf)	Three Months Ended			
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Prices Received	6.49	7.05	9.64	11.00
Royalties Paid	(1.25)	(0.97)	(1.72)	(2.18)
Production Costs	(1.32)	(1.35)	(1.43)	(1.81)
Netback[1]	3.92	4.73	6.48	7.01

Note:

(1) Netback is calculated by deducting royalties paid and production costs from prices received.

Production Volume by Field

The following table indicates the average daily production from the important fields comprising the Trust's properties for the year ended December 31, 2005.

Field	Light and Medium Crude Oil (Bbls/d)	Heavy Crude Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)	%
Rosalind	478	-	7,661	31	1,786	18.9
Manola	164	-	7,819	18	1,485	15.7
Matziwin	177	-	4,774	18	990	10.5
Fenn Big Valley	138	-	6,951	-	1,296	13.7
Laprise	17	-	5,698	61	1,028	10.9
Whiskey Creek	-	-	219	10	47	0.5
Sylvan Lake/Medicine River	615	-	1,416	66	917	9.7
Clive	-	-	2,104	3	354	3.8
Redwater	213	-	99	-	229	2.4
Greater Red Earth	354	-	235	1	391	4.1
SE Saskatchewan	186	-	92	-	201	2.1
Other	61	45	3,280	53	705	7.5
Total	2,399	45	40,348	261	9,429	

ADDITIONAL INFORMATION CONCERNING THE TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit will entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding–up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable subject to compliance with applicable securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below).

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from the Administrator and the ability of the Administrator to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Administrator or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of every person who received Exchangeable Shares pursuant to the Arrangement. See "Voting and Exchange Trust Agreement - Voting Rights" below.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.

If any portion or all of the Trust's assets should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of the Administrator, other than the Trust, or contrary to the terms of the Administrator Notes or the subordination provisions of the Administrator Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations described above shall not apply to any judgment rendered in respect of a distribution made contrary to such Subordination Agreements or provisions, provided that the liability of a Unitholder in respect of any such judgment shall be limited to the amount of such contrary distribution, and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. If, notwithstanding this, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, the Administrator or the Unitholder shall be entitled to indemnity and reimbursement out of the assets of the Trust to the full extent of such liability. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of the Administrator, may determine.

The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Administrator may determine.

Cash Distributions

The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust, including income earned from interest income on the Administrator Notes, repayments of principal on the Administrator Notes, income generated under any future net profits agreement and income from any dividends paid on the common shares of the Administrator, less all expenses and liabilities of the Trust which have been incurred or may reasonably be expected to be incurred and are chargeable to the net income of the Trust.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90 percent of the market price (as calculated pursuant to the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately prior to the date on which the Trust Units are tendered to the Trust for redemption, unless the Trust Units are tendered for redemption before the Trust Units have been quoted for trading for 10 trading days following listing, in which case the 10 trading period shall commence on the date of such listing; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $50,000; provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month by the Trust either distributing promissory notes, with the terms provided for in the Trust Indenture, or other property of the Trust having an aggregate principal amount or value equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption. In the case of any Unitholder whose Trust Units are to be redeemed and which is a trust or plan governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or registered pension plan (collectively, a "Plan"), it shall be entitled to elect, either in the notice requiring the Trust to redeem the Trust Units or in another instrument delivered to the Trust any time prior to payment of the in specie Market Redemption Price, to request that the Trust make payment by the distribution of property that would be a "qualified investment" to the Plan within the meaning of the Tax Act.


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If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Administrator considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90 percent of the fair market value thereof as determined by the Administrator as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Promissory notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes. Such notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non–Resident Trust Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Under certain proposed amendments, the Trust will cease to qualify as a mutual fund trust at the time that Trust Units having more than 50% of the fair market value of all issued Trust Units are held by one or more Non-Residents. In December, 2004, however, the Minister of Finance (Canada) announced that these proposed amendments were not being included in draft legislation and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds.

Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non–Residents. The Trust Indenture provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units then outstanding and the Trustee shall inform the transfer agent of the Trust Units (the "Transfer Agent") of this restriction. To monitor compliance with this requirement, the Administrator may require the Trustee or Transfer Agent to obtain declarations as to the jurisdictions in which beneficial owners of Trust Units are resident.

If the Administrator becomes aware that the beneficial owners of 40% or more of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Administrator will advise the Trustee and may make a public announcement thereof and may require the Trustee to refuse to accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content specified by the Administrator, that the person is not a Non-Resident. The Administrator may require the Trustee to refuse to make payment of any distributable cash of the Trust to a person until the person provides a declaration with respect to that person's residency.

If, notwithstanding the foregoing, the Administrator determines that 49% or more of the Trust Units are held by Non-Residents, the Administrator may require the Trustee, in the manner specified by the Administrator, to send a notice to Non-Resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Administrator may consider equitable and practicable, requiring such Non-Resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee and the Administrator with satisfactory evidence that they are not Non-Residents within such

period, the Administrator may require the Trustee on behalf of such Unitholders to sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. Notwithstanding the foregoing, the Trustee, upon direction of the Administrator, may take such other action as specified by the Administrator to ensure compliance with the Tax Act. No liability shall accrue to the Trust or the Trustee if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding–up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Administrator and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20 percent of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90 percent of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Olympia Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of the Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by a Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.


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Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the outstanding Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound–up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust pro rata among the Unitholders.

Exercise of Voting Rights Attached to Shares of the Administrator

Except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders, the Trust Indenture prohibits the Trustee from voting the shares of the Administrator with respect to: (i) the election of directors of the Administrator; (ii) the appointment of auditors of the Administrator; or (iii) the approval of the Administrator's financial statements.

Without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose, the Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Administrator, except in conjunction with an internal reorganization of the direct or indirect assets of the Administrator as a result of which either the Administrator or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Administrator with any other corporation, or any amalgamation, merger or transaction, as the case may be, of the Administrator with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Administrator except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Administrator to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Administrator to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Administrator's shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of exchangeable shares.

THE ADMINISTRATOR SHARE CAPITAL

The Administrator is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Exchangeable Shares have been designated. The Trust is the sole holder of the issued and outstanding common shares of the Administrator. The Trust is also the sole holder of the Administrator Notes.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Administrator and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of the Administrator and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of the Administrator upon the liquidation, dissolution, bankruptcy or winding–up of the Administrator or other distribution of its assets among its shareholders for the purpose of winding–up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement.

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units.

Holders of Exchangeable Shares will not receive cash distributions from the Trust or the Administrator in respect of Distributions on Trust Units. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend by the then–prevailing Current Market Price of a Trust Unit.

Restrictions on Transfer

The Exchangeable Shares are not transferable, except pursuant to the Call Rights, and the certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors of the Administrator to that effect.


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Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of the Administrator and prior to any common shares of the Administrator and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding–up of the Administrator.

Dividends

Holders of Exchangeable Shares, in priority to the common shares and any other class of shares of the Administrator ranking junior to the Exchangeable Shares with respect to the payment of dividends, are entitled to receive cumulative preferential cash dividends if, as and when declared by the board of directors of the Administrator in its sole discretion, from time to time, out of the money, assets or property of the Administrator properly applicable to the payment of dividends (which may include Trust Units). Such dividends, in the amounts set out in the Exchangeable Share provisions, whether declared or not, shall accrue and be cumulative.

Certain Restrictions

The Administrator will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Administrator ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

(d) issue any shares, other than Exchangeable Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of the Administrator in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Administrator

In the event of the liquidation, dissolution or winding–up of the Administrator or any other distribution of the assets of the Administrator among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from the Administrator, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the


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exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event, or if the Trust and ExchangeCo are entitled to exercise any Call Right, but elect not exercise such Call Right, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement – Optional Exchange Rights".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding–up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of the Trust or the Administrator receiving notice of and the Trust or the Administrator otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Administrator to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date (as defined below) by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Administrator delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to the Administrator or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the date that is three Business Days after the date on which the Administrator or the transfer agent receives the retraction notice (the "Retraction Date"), provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same

date as such Distribution Payment Date and further provided that the Administrator may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares.

When a holder requests the Administrator to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Administrator to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, which payment of the Retraction Price shall be satisfied in full by the Administrator delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Exchangeable Share presented and surrendered by the holder. At the time of a Retraction Request by a holder of Exchangeable Shares, the Administrator will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Administrator on or before 4:30 p.m. (Calgary time) on the date of notification as to whether the Retraction Call Right will be exercised.

A holder may revoke his or her Retraction Request at any time prior to the close of business on the last Business Day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Administrator. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Administrator to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Administrator, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement – Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Administrator is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Administrator will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Administrator will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement – Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right (as defined below) of the Trust and ExchangeCo, the Administrator:

(a) will, on the fifth anniversary of the effective date of the Arrangement, subject to extension of such date by the board of directors of the Administrator (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares;

(b) may, on the second anniversary of the effective date of the Arrangement (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date (an "Annual Redemption"); and

(d) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 2,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively

with the Automatic Redemption Date, optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares;

in each case for a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Redemption Date by the Current Market Price of a Unit on the last Business Day prior to the Redemption Date (the "Redemption Price"), such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Administrator delivering or causing to be delivered, at the election of the Administrator, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price.

The Administrator will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Administrator.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Administrator on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to, in the case of any redemption other than an Annual Redemption, purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder or to, in the case of an Annual Redemption, purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or ExchangeCo is exercising such right to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the party exercising the Redemption Call Right delivering or causing to be delivered to such holder, at the election of the exercising party, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price. If either the Trust or ExchangeCo exercises the Redemption Call Right, then The Administrator's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Administrator or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement – Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast

thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share provisions, the Administrator will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Administrator, the Trust or ExchangeCo to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to Olympia Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders. The Voting and Exchange Trust Agreement Trustee will also make copies of all such materials available for inspection by Trust Unitholder at the trustee's principal transfer office in the City of Calgary.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative

changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and the Administrator are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right,

a holder of Exchangeable Shares will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise the Optional Exchange Right (as defined above under the heading "The Administrator Share Capital – Exchangeable Shares - Retraction of Exchangeable Shares by Holders and Retraction Call Right") with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder for a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the closing of the purchase and sale of the Exchangeable Share pursuant to the Optional Exchange Right by the Current Market Price of a Trust Unit on such date. Payment of such price shall be satisfied in full by the Trust or ExchangeCo, as applicable, delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the closing of the purchase and sale of the Exchangeable Share pursuant to the Optional Exchange Right.

Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Administrator, the Trust or ExchangeCo will give notice thereof to the Voting and Exchange Trust Agreement Trustee. As soon as practicable thereafter, the Voting and Exchange Trust Agreement Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

If, as a result of solvency provisions of applicable law, the Administrator is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust has agreed that, the Trust will not:

(a) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust


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Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units: (A) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units); (B) evidences of indebtedness of the Trust; or (C) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units,

unless, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares or it has received the prior written approval of the Administrator and the approval of the holders of the Exchangeable Shares at a meeting of holders of Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50 percent of all of the issued and outstanding voting securities of the Administrator, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Administrator and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust has agreed to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).


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Delivery of Trust Units

The Trust has agreed to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

DIRECTORS AND OFFICERS OF THE ADMINISTRATOR

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the directors and officers of the Administrator are as follows

Name and Residence	Position with Administrator	Principal Occupation During Previous Five Years
Douglas A. Dafoe Calgary, Alberta	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Ember Resources Inc. since July, 2005. President of Thunder Energy Inc. from October, 1995 until July, 2005.
Colin D. Boyer Calgary, Alberta	Director	President, Birchill Resources Partnership, an oil and gas partnership.
John M. Clark Toronto, Ontario	Director	President of Investments and Technical Management Corp., a private company that invests in public and private companies.
Thomas J. MacKay Calgary, Alberta	Director	Chairman and Chief Executive Officer of Valiant since July, 2005. Chairman and Chief Executive Officer of Forte from June 2001 to July, 2005. From 1997 to April 2001, Chairman and Chief Executive Officer of Forte Energy Ltd.
Patrick Mills Calgary, Alberta	Director	President and Chief Executive Officer of Pegasus Oil & Gas Inc since December, 2005. From June, 2002 to July, 2005, Vice-President, Engineering and Operations of Mustang. From February, 2001 to April, 2002, Staff Engineer at ARC Resources Ltd.
James M. Pasieka Calgary, Alberta	Director	Partner with Heenan Blaikie LLP, a national law firm since October, 2001. From January, 2000 to September, 2001, Vice-President, Corporate Development-Venture Capital with Cavendish Investing Ltd., a private investment company.
J.W. (Jack) Peltier Calgary, Alberta	Director	President, Ipperwash Resources Ltd., a company engaged in oil and gas exploration and production, investments, oil and gas consulting and management services and portfolio investments.
Richard A.M. Todd Calgary, Alberta	Director	President and Chief Executive Officer of Todd Properties Inc. From January, 2002, to July, 2005, President and Chief Executive Officer of Mustang. Independent Businessman during 2000 and 2001.


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Name and Residence	Position with Administrator	Principal Occupation During Previous Five Years
Stuart J. Keck Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Administrator since August, 2005. Prior thereto, from January 2001 appointed to Centrica Canada Limited/Direct Energy Marketing Limited as Vice President, Engineering and Geology, Vice President Mergers and Acquisitions (Upstream Gas) and President of subsidiary companies.
Brent T. Kirkby Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of the Administrator. Vice-President, Finance and Chief Financial Officer of Thunder Energy Inc. prior to the Arrangement.
Steven R. Gell Calgary, Alberta	Vice-President, Production	Vice-President, Production of the Administrator. Vice-President, Production and Manager, Production of Thunder Energy Inc. prior to the Arrangement.
Bradley Crowe Calgary, Alberta	Vice-President, Land	Vice-President, Land of the Administrator since October, 2005. Director and Vice President, Land, of Stride Energy Limited from January, 2003 to July, 2005. Prior thereto, from 2000 Vice President, Land of Hadrian Energy Corp.
G.L. (Gerry) Boyer, Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of the Administrator since November, 2005. Operations Manager for First Calgary Petroleums in Algeria from August, 2004 to November, 2005. From December,1999 to July, 2004, consulting Drilling Engineer and Drilling Engineering Coordinator with Talisman Energy.
Mark Franko Calgary, Alberta	Corporate Secretary	Lawyer with Heenan Blaikie LLP since January, 2002. Legal counsel with the Alberta Securities Commission from August, 1999 to December, 2001.

The Board of Directors of the Administrator has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. The members of the audit committee are J.W. (Jack) Peltier (chairman), Colin D. Boyer and Patrick Mills. The members of the compensation committee are James M. Pasieka (chairman), Douglas A. Dafoe and Richard A.M. Todd. The members of the reserves committee are Colin D. Boyer (chairman), Thomas J. Mackay and Patrick Mills. The members of the environmental, health and safety committee are Douglas A. Dafoe (chairman), Stuart J. Keck and Thomas J. MacKay.

Each of the directors, except for Mr. Keck and Mr. Clark, has been a director of the Administrator since the date of its amalgamation on July 7, 2005. Mr. Keck was appointed a director of the Administrator on August 8, 2005 and Mr. Clark was appointed a director of the Administrator on January 19, 2006. Each of the directors of the Administrator will hold office until first annual meeting of the Unitholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Administrator's articles or by-laws. Mr. Peltier has advised the Administrator that he does not intend to stand for re-election as a director at the upcoming annual meeting of the Unitholders.

The directors and officers of the Administrator, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,556,669 Trust Units and 401,785 Exchangeable Shares. This represents approximately 4.6% of the number of Trust Units and Exchangeable Shares outstanding.

The directors and officers of the Administrator are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Administrator may become subject to conflicts of interest. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof neither the Trust nor the Administrator is aware of any existing or potential material conflicts of interest between the Trust and the Administrator and a director or officer of the Administrator.

AUDIT COMMITTEE

Audit Committee Charter

The audit committee of the Board of Directors of the Administrator operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Annual Information Form as Schedule "C".

Composition of the Audit Committee

The members of the audit committee are J.W. (Jack) Peltier (Chairman), Colin D. Boyer and Patrick Mills. The audit committee charter requires all members to be financially literate and independent within the meaning of applicable securities laws. All members of the audit committee meet these requirements.

The following sets out the education and experience of each director relevant to the performance of his duties as a member of the audit committee.

J.W. (Jack) Peltier

Mr Peltier has a B.Sc Degree from the Royal Military College of Canada, a Masters Degree in Business Administration from Queens University and he is a Chartered Financial Analyst. His business career includes extensive experience in financial analysis and related matters including employment as an investment analyst, an investment banker and as an executive in several public and private oil and gas companies. He has served on the board of numerous public and private corporations and income trusts. He is presently a member of the audit committee of three TSX listed income trusts, including the Trust, two TSX listed oil and gas companies and one privately owned oil and gas company. In addition he has served as the Chief Financial Officer of Thunder from its founding in March, 1996 to May, 2000.

Colin D. Boyer

Mr. Boyer holds a B.Sc. degree in petroleum engineering and is a registered professional engineer. Mr. Boyer has obtained significant financial experience and exposure to accounting and financial issues as the President and Chief Executive Officer of Birchill Energy Limited and as a director, audit committee member and officer of a number of Canadian based private companies.

Patrick Mills

Patrick Mills is a Professional Engineer with 19 years of related oil and gas experience in the Western Canadian Sedimentary Basin. Mr. Mills has held various senior positions including his most recent tenure as Vice President of Engineering and Operations at Mustang Resources Inc. Mr. Mills is currently the President and CEO of the

newly formed Pegasus Oil and Gas Inc. Mr. Mills is a Professional Engineer and holds a Bachelor of Science Degree in Petroleum Engineering from the University of Alberta.

Pre-Approval Policies

The audit committee charter provides that non-audit services by the Trust's auditors must be pre-approved by the audit committee. The audit committee also pre-approves any audit services and the fees to be paid.

Auditors' Fees

Ernst & Young LLP are the auditors of the Trust. Ernst & Young LLP also served as the auditors of Thunder prior to the completion of the Arrangement. The table below sets out the aggregate fees billed by Ernst & Young LLP to the Trust and Thunder in each of the last two fiscal years.

	Year ended December 31, 2005	Year ended December 31, 2004 (charges to Thunder)
Audit fees	$ 197,500	$ 131,883
Audit-related fees[(1)]	340,500	108,048
Tax	713,887	106,775
	$ 1,251,343	$ 346,706

Notes:

(1) These fees relate to services consisting of the preparation of prospectus documents and other required securities filings.

RECORD OF CASH DISTRIBUTIONS

The following table summarizes cash distributions made or declared by the Trust to the Unitholders since its inception. **Distributions are not guaranteed. Amounts due and owing under the Credit Facility must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See "Risk Factors".**

Record Date	Payment Date	Distribution per Trust Unit
July 29, 2005	August 15, 2005	$0.15
August 31, 2005	September 15, 2005	$0.15
September 30, 2005	October 17, 2005	$0.15
October 31, 2005	November 15, 2005	$0.15
November 30, 2005	December 15, 2005	$0.15
December 31, 2005	January 16, 2006	$0.15
January 23, 2006	February 15, 2006	$0.15
February 22, 2006	March 15, 2006	$0.15
March 22, 2006	April 17, 2006	$0.15


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MARKET FOR SECURITIES

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 12, 2005. The following table sets forth the reported market price ranges and the trading volumes for the Trust Units for the periods indicated, as reported by the TSX.

	Price Range ($)		
Period	High	Low	Trading Volume
July 12 to 31, 2005	$12.65	$11.85	15,450,338
August, 2005	$13.78	$12.09	13,035,576
September, 2005	$13.97	$12.55	10,676,227
October, 2005	$13.64	$11.90	5,525,428
November, 2005	$12.70	$11.35	4,208,830
December, 2005	$12.75	$11.70	5.916,502
January, 2006	$12.13	$11.41	6,415,842
February, 2006	$11.52	$9.94	6,166,382
March 1 to 16, 2006	$10.56	$9.51	3,131,276

RISK FACTORS

An investment in the Trust Units or securities exchangeable into Trust Units, such as the Exchangeable Shares, would be subject to certain risks. Investors should carefully consider the following risk factors:

Dependence on the Administrator

The Trust is an open-end, limited purpose trust that is entirely dependent upon the operations and assets of its direct and indirect subsidiaries. Accordingly, any cash distributions to the Unitholders are dependent upon the ability of the Administrator to meet its interest and principal repayment obligations on the Administrator Notes and to declare and pay distributions or dividends on its common shares. Income is received from the production of oil and natural gas from resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. The Trust, through is subsidiaries, currently conducts oil and natural gas exploration and development activities. If the Administrator is unsuccessful in these activities, the ability of the Administrator to meet its obligations to the Trust may be adversely affected.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which the Administrator has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by the Administrator and may, if deemed appropriate, be used in the future to improve the ability of the Administrator to find, develop and produce oil and natural gas.

Operations

The operations of the Administrator are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries,

loss of life and damage to the property of the Administrator and others. In particular, the Administrator explore for and produce sour natural gas in populated areas, including Northeastern British Columbia. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Administrator. The Administrator has safety and environmental policies in place to protect their operators and employees, as well as to meet the regulatory requirements in those areas where they operate. In addition, the Administrator has liability insurance policies in place, in such amounts as they consider adequate. The Administrator will not be fully insured against all of these risks, nor are all such risks insurable. See "Risk Factors – Insurance".

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Administrator to certain properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond the Trust's control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Administrator may acquire. Any decline in oil and natural gas prices could have an adverse effect on the Administrator's ability to satisfy its obligations under the Administrator Notes and on the amounts, if any, paid to the Trust under any future net profits agreement, and therefore cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Hedging

From time to time the Administrator may enter into agreements to receive fixed prices on their oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Administrator will not benefit from such increases. Similarly, from time to time, the Administrator may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Administrator will not benefit from the fluctuating exchange rate. Accordingly, the ability of the Administrator to meet its obligations to the Trust, and the Trust's corresponding ability to make timely cash distributions to the Unitholders, may be adversely affected. See under heading "Forward Contracts".

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond the Trust's control. The reserve and associated cash flow information set forth herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Trust's actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the applicable independent reserves consultants have used both constant and forecast price and cost estimates in calculating reserve quantities for the Administrator. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the applicable engineering reports. The reserve reports are based in part on the assumed success of activities the Trust intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports.

Declines in the reserves of the Administrator which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. The Trust's competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of the Trust. The Trust's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of the Administrator or its properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Administrator. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Insurance

The Trust's involvement in the exploration for and development of oil and natural gas properties may result in the Trust or its subsidiaries, as the case may be, becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling, the Trust or its subsidiaries, as the case may be, will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Trust or its subsidiaries, as the case may be, may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The Trust currently does not possess business interruption insurance. The payment of such uninsured liabilities would reduce the funds available to the Trust. The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Trust's financial position, including, but not limited to, distributable cash, results of operations or prospects and will reduce income otherwise distributable to the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Administrator, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties, or the establishment by the operator of reserves for such expenses. Accordingly, the ability of the Administrator to meet its obligations to the Trust, and the Trust's corresponding ability to make timely cash distributions to the Unitholders, may be adversely affected.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from many other oil and gas industry participants. Distributions of distributable cash by the Trust in respect of oil and natural gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Administrator will reinvest a portion of their cash flow to fund their exploration and development programs, there can be no assurances that this will prevent a reduction in production and reserve levels.

The Administrator's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Administrator's success in its exploration and development projects, exploiting their reserve base and, if applicable, acquiring additional reserves. Without reserve additions through development or acquisition activities, the Administrator's reserves and production will decline over time as reserves are depleted.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Administrator's ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Administrator is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable cash available for Unitholders may be reduced.

There can be no assurance that the Administrator will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the Trust's oil and gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of return of Unitholders initial investment and a return on Unitholders initial investment.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Distributions

Historical distribution payments of the Trust may not be reflective of future distribution payments, which will be subject to review by the Board of Directors taking into account the prevailing financial circumstances of the Administrator at the relevant time, including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future and that decline may be material. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future. The actual amount distributed, if any, is at the discretion of the Board of Directors. **Cash distributions by the Trust to Unitholders are not guaranteed.**

Investment Eligibility and Mutual Fund Trust Status

It is intended that the Trust qualify at all times as a mutual fund trust for the purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- the Trust Units would cease to be a qualified investment for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans ("DPSP") and registered education savings plans ("RESP") (collectively, "Exempt Plans") under the Tax Act. Where, at the end of a month, an Exempt Plan holds Trust Units that ceased to be a qualified investment, the Exempt Plan, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, trusts governed by an RRSP or an RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units. Where

a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CRA;

- the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax;
- the Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws; and
- Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

Non-Resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of Non-Residents. The Trust Indenture provides that if at any time the Trust or the Administrator becomes aware that the beneficial owners of 40% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Administrator on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. These measures could be adverse to certain Unitholders and may not be effective to avoid the Trust losing its status as a mutual fund trust for the purposes of the Tax Act.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-resident persons of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. It is contemplated that all or substantially all of the property of the Trust will not be property other than taxable Canadian property. Accordingly, the Trust has adopted mechanisms to ensure that the Trust is not maintained primarily for the benefit of non-resident persons. On September 16, 2004, the Minister of Finance (Canada) released certain proposed amendments, which provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. In December, 2004, however, the Minister of Finance (Canada) announced that these particular proposed amendments were not being included in draft legislation that was released at that time and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds. If these proposed amendments are enacted as proposed, and if (i) at any time, more than 50% of the aggregate fair market value of Trust Units were held by non-residents and partnerships other than Canadian partnerships, and (ii) at any time, more than 10% of the fair market value of the property of the Trust is attributable to taxable Canadian property or Canadian resources property, the Trust would thereafter cease to be a mutual fund trust. The proposed amendments do not currently provide any means of rectifying a loss of mutual fund trust status. See "Additional Information Concerning the Trust – Non-Resident Trust Unitholders".

Income Tax Matters

Generally, oil and gas income trusts including the Trust involve significant amounts of inter-company debt, royalties or similar instruments, generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed against the Trust or the Administrator, it could materially adversely affect the amount of distributions available to the Trust. The Trust and the Administrator believe that the interest expense inherent in the structure of the Trust is supportable and reasonable in light of the terms of the Administrator Notes.

Changes in Legislation and Administrative Practices

There can be no assurances that income tax laws and government incentive programs relating to mutual fund trusts and to the oil and gas industry will not be changed in a manner which materially adversely affects the Trust and the Unitholders (see the discussion under the heading "Risk Factors - Non-Resident Ownership of Trust Units"). There can be no assurance that the CRA will agree with how the Trust calculates its income for tax purposes or that the CRA will not change its administrative practices to the detriment of the Trust or the Unitholders.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as "shares" in the Trust or the Administrator. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders have substantially all of the same protections, rights and remedies as a shareholder would have under the *Canada Business Corporations Act,* except a Unitholder will not have the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". See "Additional Information Concerning the Trust – Distributions to Unitholders" and "Additional Information Concerning the Trust – Trust Unitholder Limited Liability"

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (namely, whether they constitute distributions of income, capital gains or returns of trust capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally non-taxable to a Unitholder who is a resident of Canada for the purposes of the Tax Act (but reduce the Unitholder's adjusted cost base in the Trust Unit for tax purposes).

Interest on the Administrator Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Administrator Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Under recent amendments to the Tax Act, distributions of capital by the Trust to a Non-Resident are subject to a special 15% withholding tax under Part XIII.2 of the Tax Act. A credit mechanism with respect to this tax may apply upon the disposition of Trust Units or similar mutual fund investments. Canadian resident members of Non-Residents that are partnerships may claim this tax as a credit against their income tax under Part I of the Tax Act.

The Trust's sole assets are the Administrator Notes, the common shares of the Administrator and other investments in securities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and natural gas assets held by the Administrator and the Administrator's ability to effect long-term growth in the value

of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions, including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units Debentures are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Debt Service

Pursuant to a credit agreement dated July 7, 2005 (the "Credit Agreement"), the Administrator has entered into a banking arrangement with a syndicate of three banks led by BMO Nesbitt Burns and including CIBC World Markets and Alberta Treasury Branch. The banking arrangement makes available to the Administrator a credit facility in the aggregate amount of $160 million (the "Credit Facility"). The current facility is available as a revolving facility to April 30, 2008 subject to extension annually with the agreement of the lenders. As at December 31, 2005, a total of approximately $136.4 million was outstanding under the Credit Facility.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Agreement, the lenders may foreclose on and sell the assets of the Administrator and their guarantors.

In connection with and as security for the Credit Agreement, the Trust, the Administrator and the Partnership have entered into a subordination agreement dated July 7, 2005 with BMO Nesbitt Burns on behalf of itself and the other lenders under the Credit Agreement (the "Subordination Agreement"). Under the Subordination Agreement, any and all present and future indebtedness of the Administrator, the Partnership or other subsidiary of the Trust to the Trust itself, including under the net profits interest between the Trust and the Partnership, are postponed and made subordinate to the repayment of amounts owing under the Credit Facility.

Under the Credit Facility and the Subordination Agreement, the Administrator and each of its guarantors, which include the Trust and all of its material subsidiaries, are restricted from making any distributions (including to Unitholders) when (i) a default or event of default under the Credit Facility has occurred and is continuing, (ii) outstanding loans under the Credit Facility exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base, or (iii) a distribution would exceed the calculation of "net free cash flow" (defined as the consolidated net income of the Administrator before the deduction of interest, taxes, depreciation and amortization, minus cash taxes paid and scheduled principal and interest payments).

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest

or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

Permitted Investments

An investment in the Trust should be made with the understanding that the value of any Permitted Investments may fluctuate in accordance with changes in the financial condition of the issuers of the Permitted Investments, the value of similar securities, and other factors. For example, the prices of Canadian government securities, bankers' acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other Permitted Investments in energy related income trusts, companies and partnerships will be subject to the general risks of investing in equity securities. These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors, including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events. The value of Trust Units could be affected by adverse changes in the market values of Permitted Investments.

Regulatory Matters

The operations of the Administrator are subject to a variety of federal and provincial laws and regulations, including income tax laws and laws and regulations relating to the protection of the environment. The operations of the Administrator may require licenses from various governmental authorities. There can be no assurance that the Administrator will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at their projects.

Kyoto Protocol

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. The Kyoto Protocol has now come into effect. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers (including the Trust) which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain. The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of the Administrator.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust and Thunder, prior to the Arrangement, have completed a number of acquisitions to strengthen the Trust's position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and any future acquisitions depends, in part, on

successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Administrator. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Taxation of the Administrator

The Administrator is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture. A portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non–capital losses to reduce taxable income to zero. The Administrator intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non–capital losses carried forward from Thunder, Mustang and Forte, if any, plus resource pools and UCC created by capital expenditures of the Administrator. If there are not sufficient resource pools, UCC and non–capital losses carried forward to shelter the income of the Administrator, then cash taxes would be payable by the Administrator. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against the Administrator, it could materially adversely affect the amount of distributable cash available.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or the Administrator is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to the Trust or the Administrator to be contemplated.

REGULATORY MATTERS

Mr. John Clark, a director of the Administrator, was a director of Cercal Minerals Corp. when it was cease traded by the Alberta Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended December 31, 1994 and interim financial statements for the period ended March 31, 1995. An interim cease trade order was issued by the Alberta Securities Commission on June 8, 1995 and a final cease trade order was issued on June 22, 1995. The cease trade order remains in effect. Mr. Clark resigned as a director of Cercal Minerals Corp. on April 1, 2004.

Mr. Clark was a director of Marketvision Direct Inc. when it was cease traded by the British Columbia Securities Commission and Ontario Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended June 30, 2001 and interim financial statements for the period ended September 30, 2001. The British Columbia Securities Commission issued its cease trade order on December 7, 2001 and the Ontario Securities Commission issued its cease trade order on December 5, 2001. The British Columbia Securities Commission revoked its cease trade order on March 11, 2002 and the Ontario Securities Commission revoked its

cease trade order on February 1, 2002 after the filing of the required financial statements. Mr. Clark remains a director of Marketvision Direct Inc.

RELATIONSHIPS BETWEEN THE ADMINISTRATOR, ALBERTA CLIPPER, EMBER AND VALIANT

The Administrator has entered into various agreements and arrangements with Alberta Clipper, Ember and Valiant concerning certain of the undeveloped lands and other assets transferred to those companies pursuant to the Arrangement. In general, these consist of various joint operating, joint venture, area of mutual interest and farmin agreements and arrangements that govern the ownership and development of the applicable properties among the parties. The parties have established areas of mutual interest for a period of three years from the effective date of the Arrangement whereby the efforts of the parties in the affected areas will be managed in a joint venture relationship with one or more of the other parties.

Douglas A. Dafoe, Chairman of the Board of Directors of the Administrator, is the Chairman of the Board of Directors and the Chief Executive Officer of Ember and a director of Alberta Clipper. James M. Pasieka, a director of the Administrator, is a director of Alberta Clipper. John M. Clark, a director of the Administrator, is a director of Alberta Clipper. J.W. (Jack) Peltier, a director of the Administrator, is a director of Ember. Colin D. Boyer, a director of the Administrator, is a director of Ember. Richard A.M. Todd, a director of the Administrator, is a director of Ember. Thomas J. MacKay, a director of the Administrator, is the Chairman of the Board of Directors and the Chief Executive Officer of Valiant.

There are potential conflicts of interest arising from the ongoing relationships of the Administrator, Alberta Clipper, Ember and Valiant and the fact that certain of the directors of the Administrator are also directors or officers of these companies. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA and to the Trust's corporate governance policies. In most cases, these would result in any conflict with Alberta Clipper, Ember or Valiant being resolved by a vote of only those directors of the Administrator who are not also directors or officers of the company with respect to which the conflict has arisen.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as may be disclosed elsewhere in this Annual Information Form or in the documents incorporated by reference herein, none of the directors, officers or principal shareholders of the Trust or the Administrator and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects the Trust, the Administrator or any of their affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young, LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Trust Units and Exchangeable Shares is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

MATERIAL CONTRACTS

The following contracts, copies of which are available under the profile of the Trust on www.sedar.com, were entered into within the last completed financial year and may be considered to be material to the Trust:

(a) the Trust Indenture;

(b) the Administrator Note Indenture;

(c) the Administration Agreement;

(d) the Support Agreement;

(e) the Voting and Exchange Trust Agreement;

(f) the Trust's restricted unit plan;

(g) the DRIP Plan;

(h) the agreement dated July 7, 2005 between the Administrator and BMO Nesbitt Burns concerning the Credit Facility; and

(i) the Subordination Agreement.

Each of the above agreements or documents are described elsewhere in this Annual Information Form, with the exception of the Trust's restricted unit plan. The restricted unit plan authorizes the Trust to grant restricted Trust Units to certain directors, officers, consultants or employees of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder for cash or Trust Units. The restricted unit plan is an alternative to the non-discretionary incentive bonus plans and unit right incentive plans employed by many other trusts.

INTEREST OF EXPERTS

Reserve estimates contained in this Annual Information Form have been prepared by GLJ. As at December 31, 2005, the effective date of those estimates, and as at the date of this Annual Information Form, the principals and officers of GLJ, as a group, owned, directly or indirectly, no outstanding Trust Units.

The auditors of the Trust are Ernst & Young, LLP, Chartered Accountants. The partners and associates of Ernst & Young LLP do not own, directly or indirectly, any securities of the Trust.

ADDITIONAL INFORMATION

Additional information concerning the Trust may be found under the Trust's profile on SEDAR at www.sedar.com, or by contacting the secretary of the Administrator at the Administrator's head office at 400, 321 – 6th Avenue S.W., Calgary, Alberta. Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities and securities authorized for issuance under equity compensation plans, will be contained in the information circular of the Trust and the Administrator for the annual general meeting of the Unitholders scheduled for May 15, 2006. Additional financial information is provided in the Trust's comparative financial statements and management's discussion and analysis for the year ended December 31, 2005.

SCHEDULE "A" – REPORTS ON RESERVES DATA BY GLJ PETROLEUM CONSUTANTS


THUNDER
ENERGY
TRUST

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Thunder Energy Trust Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 17, 2006	Canada	-	$565,823	-	$565,823

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 23, 2006

ORIGINALLY SIGNED BY

Terry L. Aarsby, P. Eng.
VP Corporate Evaluations

SCHEDULE "B" – REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA


THUNDER
ENERGY
TRUST

Report of Management and Directors
On Reserves Data and Other Information

(Form 51-101F3)

Terms to which a meaning is ascribed in *National Instrument 51-101* have the same meaning in this herein.

Management of Thunder Energy Inc. (the "Administrator"), as the duly appointed administrator of Thunder Energy Trust (the "Trust"), are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Trust's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Administrator has:

(a) reviewed the Administrator's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Administrator's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserve data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Stuart J. Keck"

Stuart J. Keck
President and Chief Executive Officer

(signed) "Brent T. Kirkby"

Brent T. Kirkby
Vice-President, Finance and
Chief Financial Officer

(signed) "Thomas J. MacKay"

Thomas J. MacKay
Director

(signed) "Colin D. Boyer"

Colin D. Boyer
Director

March 10, 2006

SCHEDULE "C" – AUDIT COMMITTEE CHARTER


THUNDER
ENERGY
TRUST

THUNDER ENERGY TRUST

AND

THUNDER ENERGY INC.

AUDIT COMMITTEE CHARTER

I. PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors of Thunder Energy Inc. (the "Corporation"), the administrator of Thunder Energy Trust (the "Trust"), to assist the Board in fulfilling its financial oversight responsibilities with respect to the Corporation and the Trust.

The Committee's primary duties and responsibilities are to:

- Review and approve management's identification of principal financial risks and monitor the process to manage such risks. This includes insurance matters, credit matters and hedging activities, as applicable.

- Oversee and monitor management's processes to ensure compliance by the Corporation and Trust with legal and financial regulatory requirements.

- Oversee and monitor the integrity of the Corporation's and Trust's accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

- Oversee audits of the Trust's financial statements.

- Oversee and monitor the qualifications, independence and performance of the Corporation's and Trust's external auditors and internal auditing (as applicable).

- Provide an avenue of communication among the external auditors, management, the internal auditing personnel (as applicable), and the Board of Directors.

- Report to the Board of Directors regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II. AUTHORITY

Primary responsibility for the Corporation's and Trust's financial reporting, accounting systems and internal controls is vested in senior management of the Corporation and is overseen by the Board of Directors. The Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine if the Trust's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management of the Corporation is responsible for preparing the Trust's financial statements and the external auditors are responsible for auditing those financial statements. The Committee has an oversight responsibility over management and over the external auditors in these respects.

The Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Committee; and

(c) to communicate directly with the external auditors and with internal audit personnel.

III. COMPOSITION AND MEETINGS

Composition

The Committee shall consist of a minimum of three Directors appointed by the Board. Each member of the Committee shall be independent and financially literate. The duties and responsibilities of a member of the Committee are in addition to his or her duties and responsibilities as a Director. The Committee refers to *Multilateral Instrument 52-110 – Audit Committees* for definitions and guidance as to the meanings of "independence" and " financial literacy".

Appointment of Members

Committee members, including the Chairman of the Committee, shall be appointed at the first meeting of the Board held after each annual meeting of the unitholders of the Trust, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Meetings

The Committee shall meet at least quarterly to review the interim and year end financial results of the Corporation and the Trust. The Chairman of the Committee may call additional meetings as required including meetings with the external auditors to review and approve the annual audit plan and to receive

the report of the external auditors. In addition, a meeting may be called by the Board Chairman, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chairman of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

The Chairman shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared meeting materials are circulated to the members with sufficient time for study prior to the meeting. The Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chairman or by a majority of the members of the Committee.

The Committee may, by specific invitation, have other resource persons in attendance.

The President & Chief Executive Officer, the Vice-President & Chief Financial Officer and the head of internal audit (as applicable) are expected to be available to attend the Committee's meetings or portions thereof.

Notice of Meeting

Notice of the time and place of each Committee meeting may be given orally, in writing, by electronic communication, or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum.

Minutes

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

The full Board of Directors shall be kept informed of the Committee's activities by a report following each Committee meeting.

IV. RESPONSIBILITIES

Annual Financial Statements

1. Review prior to any public disclosure and make a recommendation to the Board in respect of the Trust's:

   a) Annual audited financial statements and the notes thereto and any related documents. Such review shall include discussions with management and the external auditors as to:

      (i) the accounting policies of the Corporation and Trust and the accounting principles used and any changes thereto;

      (ii) the effect of significant judgments, accruals and estimates;

      (iii) the manner of presentation of significant accounting items;

      (iv) the consistency of disclosure;

      (v) any major issues as to adequacy of the internal controls of the Corporation or Trust and any special steps adopted in light of material control deficiencies;

      (vi) the use of off-balance sheet financing or unusual transactions including management's risk assessment and adequacy of disclosure;

      (vii) the external auditors' audit examination of the Trust's financial statements and their report thereon;

      (viii) any significant changes required in the external auditors' audit plan;

      (ix) any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information; and

      (x) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

   b) annual management's discussion and analysis; and

   c) press releases relating to financial matters.

Interim Financial Statements

2. Review prior to any public disclosure and make a recommendation to the Board in respect of the Trust's:

   a) interim unaudited financial statements and the notes thereto and any related documents;

   b) interim management's discussion and analysis;

c) quarterly earnings press releases; and

d) the interim review letter of the Trust's external auditors.

Other Financial Filings and Public Documents

3. Review and discuss with management financial information, including press releases dealing with financial matters, the use of "pro forma" or non-GAAP financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies) and consider whether the information is consistent with the information contained in the financial statements of the Trust.

4. Review and be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements and periodically assess the adequacy of those procedures.

5. Co-ordinate with the Reserves Committee with respect to the release of information on independent reserves valuations and related matters.

Internal Control Environment

6. Ensure that management and the head of the internal audit provide department (if any) to the Committee an annual report on the control environment of the Corporation and the Trust as it pertains to the financial reporting process and controls.

7. Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation and the Trust.

8. Review significant findings prepared by the external auditors and the internal audit (as applicable) together with management's responses.

9. Review in consultation with the internal audit personnel (as applicable) and the external auditors the degree of coordination in the audit plans of the internal audit (as applicable) and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10. Review policies and procedures with respect to officers' and directors' expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by any internal audit or the external auditors.

11. Review all related party transactions between the Corporation or the Trust and any officers or directors of the Corporation, including affiliations of any officers or directors.

12. Review legal and regulatory matters that may have a material impact on the interim or annual financial statements and compliance with financial continuous disclosure requirements of applicable laws and regulations.

13. Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal audit or the external auditors.

14. Review with the President & Chief Executive Officer, the Vice-President & Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the internal controls and procedures for financial reporting which could adversely affect the ability of the Corporation and the Trust to record, process, summarize and report financial information required to be disclosed by the Trust in the reports that it files under all applicable laws and regulations, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the internal controls and procedures for financial reporting.

External Auditors

15. Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation of the Trust. The external auditors shall report directly to the Committee.

16. Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

17. Review and discuss with the external auditors at least quarterly:

    a) all critical accounting policies and practices to be used;

    b) all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

    c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

18. Review and discuss with the external auditors at least annually:

    a) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues; and

    b) To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation or Trust.

19. Review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation, the Trust and their affiliates in order to determine the

external auditors' independence, including, without limitation, (i) receiving and reviewing a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, the Trust and their affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

20. Review and evaluate:

    a) the external auditors' and the lead partner of the external auditors' team's performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the unitholders of the Trust or regarding the discharge of such external auditors;

    b) the terms of engagement of the external auditors together with their proposed fees;

    c) external audit plans and results;

    d) any other related audit engagement matters; and

    e) the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, if any, on the independence of the external auditors.

21. Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 15 through 18, evaluate the external auditors' qualifications, performance and independence, including whether or not the external auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

22. Review and approve the hiring policies for the Corporation's hiring of partners, employees and former partners and employees of the present and former external auditors.

23. Consider and review with the external auditors, management and the head of internal audit (as applicable):

    a) significant findings during the year of the internal or external audit and management's responses and follow-up thereto;

    b) any difficulties encountered in the course of the external audit, including any restrictions on the scope of the external auditor's work or access to required information, and management's response;

    c) any significant disagreements between the external auditors or internal auditors and management;

    d) any changes required in the planned scope of the external audit plan;

e) the resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors; and

f) the internal audit department mandate (as applicable).

Internal Audit Department (if applicable)

24. Meet on a periodic basis separately with the head of internal audit.

25. Review and concur in the appointment, replacement, reassignment, or dismissal of the head of internal audit.

26. Confirm and assure, annually, the independence of the internal audit department and the external auditors.

Approval of Audit and Non-Audit Services

27. Review and approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in applicable legislation and regulations which are approved by the Committee prior to the completion of the audit).

28. Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

29. Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 27 through 30. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

30. The Committee may establish policies and procedures for the pre-approvals described in paragraphs 27 and 28, so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation of the Committee's responsibilities under the applicable legislation and regulations to management.

Other Matters

31. Ensure that the Corporation's presentations on net proven reserves have been reviewed with the Reserves Committee of the Board.

32. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation or the Trust, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters.

33. Meet on a periodic basis separately with management.

34. Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

35. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

36. Perform such other functions as required by law, the Corporation's mandate or bylaws, or the Board of Directors.

37. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they maybe lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the issuer at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3, fax (403) 232-1317, and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue March 22, 2006

THUNDER ENERGY TRUST

$75,000,000
7.25% Convertible Unsecured Subordinated Debentures

Price: $1,000 per Debenture

The head office of Thunder Energy Trust (the "Trust") is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3.

This short form prospectus qualifies for distribution 75,000 7.25% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture.

The Debentures have a maturity date of April 30, 2011 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.25%, payable semi-annually in arrears on April 30 and October 31 in each year, commencing October 31, 2006. The first interest payment will include interest accrued from the closing of the offering to October 31, 2006.

The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon, if any.

Upon the maturity or redemption of the Debentures, the Trust may pay the outstanding principal amounts of the Debentures in cash or may, at its option, on not more than 40 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units of the

Trust ("Trust Units") obtained by dividing the aggregate principal amount of Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.70 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon in cash. See "Description of the Debentures".

The issued and outstanding Trust Units are listed on the TSX under the trading symbol "THY.UN". On March 15, 2006, the last trading day prior to the public announcement of the offering, the closing price of the Trust Units on the TSX was $10.48 per Trust Unit. The Trust has applied to list the Debentures and the Trust Units issuable pursuant to the conversion, redemption or maturity, as the case may be, of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The price of the Debentures offered hereunder was determined by negotiation between Thunder Energy Inc. (the "Administrator"), on behalf of the Trust, and GMP Securities L.P. and FirstEnergy Capital Corp. on their own behalf and on behalf of Canaccord Capital Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. (collectively, the "Underwriters").

	Offering Price	**Underwriters' Fee**	**Net Proceeds to the Trust**(1)
Per Debenture	$1,000	$40	$960
Total	$75,000,000	$3,000,000	$72,000,000

Notes:

(1) *Before deducting expenses of the offering estimated to be $250,000, which will be paid from the general funds of the Trust.*

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Heenan Blaikie LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. The Debentures shall be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus.

Each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. is a wholly owned subsidiary of a Canadian chartered bank which is a lender to the Administrator. Consequently, the Trust may be considered to be a connected issuer of each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of securities regulations in certain provinces. See "Relationship Between the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about April 5, 2006 or such other date as the Trust and the Underwriters may agree. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers

except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a deferred profit sharing plan to which the Trust, or a corporation with which the trust does not deal at arm's length, has made a contribution) and registered education savings plans (collectively, "Exempt Plans"). See "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

A return on an investment in the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future and that decline may be material. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future. **Cash distributions by the Trust to Unitholders are not guaranteed.**

The after tax return from an investment in Trust Units to holders of Trust Units ("Unitholders") subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally non-taxable to a Unitholder (but reduce the Unitholder's adjusted cost base in the Trust Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

It is important for an investor to consider the particular risk factors that may affect the securities and industry in which it is investing. See "Risk Factors".

The Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are therefore not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Trust's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required under applicable securities laws, neither the Trust nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this short form prospectus.

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Administration Agreement" means the Administration Agreement dated May 31, 2005 between the Trustee and the Administrator, as successor to Thunder;

"Administrator" means Thunder Energy Inc., a corporation formed by the amalgamation under the ABCA of Thunder, Mustang, Forte and Thunder Acquisition Ltd. as a step to the Arrangement;

"Administrator Notes" means the unsecured subordinated notes of the Administrator in the aggregate amount of $560,000,000.00 issued to the Trust in connection with the Arrangement;

"Alberta Clipper" means Alberta Clipper Energy Inc.;

"AIF" means the revised annual information form of the Trust dated March 16, 2006 for the year ended December 31, 2005;

"Arrangement" means the plan of arrangement under section 193 of the ABCA involving Thunder, Mustang, Forte, the Trust, Thunder Acquisition Ltd., Thunder Exchangeco Ltd., Alberta Clipper, Ember and Valiant which was completed on July 7, 2005;

"Board of Directors" or **"Board"** means the board of directors of the Administrator or its successors;

"BOE" means a barrel of oil equivalent on the basis of 1 BOE to 6 thousand cubic feet of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

"Business Day" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"CRA" means the Canada Revenue Agency;

"Credit Facility" means the credit facility between the Administrator and Bank of Montreal, Canadian Imperial Bank of Commerce and Alberta Treasury Branch described under the heading "Material Debt";

"Debenture Trustee" means Olympia Trust Company or its successor as trustee under the Indenture;

"Debentures" means the 7.25% convertible unsecured subordinated debentures of the Trust offered hereby;

"Ember" means Ember Resources Inc.;

"Exchangeable Shares" means series A exchangeable shares in the capital of the Administrator;

"Forte" means Forte Resources Inc.;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"Indenture" means the trust indenture to be dated as of the date of closing of the offering between the Trust and the Debenture Trustee governing the terms of the Debentures;

"Maturity Date" means April 30, 2011;

"MMboe" means 1,000,000 BOE's;

"Mustang" means Mustang Resources Inc.;

"Non-Resident" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Offering" means the offering of 75,000 Debentures pursuant to this short form prospectus;

"Partnership" means Thunder Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Thunder" means Thunder Energy Inc., a corporation amalgamated under the ABCA with Mustang, Forte and Thunder Acquisition Ltd. to form the Administrator as a step to the Arrangement;

"Trust" means Thunder Energy Trust, a unincorporated trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated June 30, 2005 between Olympia Trust Company and Thunder, pursuant to which the Trust is governed, as such may be amended, supplemented or amended and restated from time to time;

"Trust Units" means units of the Trust;

"Trustee" means Olympia Trust Company or its successor, as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Senior Indebtedness" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on: (i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Trust (other than the Debentures), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with (A) the acquisition or operation by the Trust of any businesses, properties or other assets, (B) moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), (C) any payment obligation under any hedging, swap or other derivative agreement or (D) the acquisition or operation of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary of the Trust for payment of which the Trust is responsible or liable, whether absolutely or contingently; (ii) all indebtedness, liabilities and obligation incurred, assumed or guaranteed in connection with any and all credit facilities currently existing or hereafter entered into between the Trust or any subsidiary of the Trust and any financial institution or other lender including, without limitation, the Credit Facility, as such agreement may be further amended, amended and restated, modified, replaced or supplemented from time to time; and (iii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; unless in

each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are pari passu or subordinate in right of payment to the Debentures;

"Underwriters" means, collectively, GMP Securities L.P., FirstEnergy Capital Corp., Canaccord Capital Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc.;

"Underwriting Agreement" means the agreement dated as of March 22, 2006 among the Trust, the Administrator and the Underwriters in respect of the Offering;

"United States" or **"U.S."** means the United States of America, it territories and possessions, any state of the United States, and the District of Columbia;

"Unitholder" means a holder of Trust Units; and

"Valiant" means Valiant Energy Inc.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Administrator at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3, fax (403) 232-1317. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of the Trust, Mustang and Forte are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the AIF;

(b) the Trust's audited consolidated comparative financial statements as at and for the year ended December 31, 2005, together with the report of the auditor thereon and the notes thereto;

(c) the Trust's management's discussion and analysis for the year ended December 31, 2005;

(d) Mustang's audited consolidated financial statements as at and for the years ended December 31, 2004 and December 31, 2003, together with the notes thereto and the report of the auditors thereon; and

(e) Forte's audited consolidated financial statements as at and for the years ended December 31, 2004 and December 31, 2003, together with the notes thereto and the report of the auditors thereon.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THUNDER ENERGY TRUST

General

The Trust is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3.

Further details concerning the Trust are provided in the AIF, the contents of which are incorporated by reference herein.

The Arrangement

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement. The Arrangement was conducted for the purposes of reorganizing the businesses of Thunder, Mustang and Forte into the Trust and three new exploration companies; namely, Alberta Clipper, Ember and Valiant. Prior to the Arrangement, each of Thunder, Mustang and Forte were oil and natural gas exploration and production companies whose shares were listed on the TSX.

The Arrangement involved many steps, but the net effect of the Arrangement was as follows:

- the holders of common shares of Thunder exchanged each share they owned for:
  - 0.5 of a Trust Unit or, at the election of the holder, 0.5 of an Exchangeable Share;
  - 0.3333 of a common share of Alberta Clipper; and
  - 0.3333 of a common share of Ember.
- the holders of class A shares of Mustang exchanged each share they owned for:
  - 0.55 of a Trust Unit or, at the election of the holder, 0.55 of an Exchangeable Share;
  - 0.3666 of a common share of Alberta Clipper; and
  - 0.0833 of a common share of Ember.
- the holders of common shares of Forte exchanged each share they owned for:
  - 0.175 of a Trust Unit or, at the election of the holder, 0.175 of an Exchangeable Share; and
  - 0.3333 of a common share of Valiant.
- certain exploration assets and undeveloped lands held by Thunder, Mustang and Forte prior to the Arrangement were transferred to Alberta Clipper, Ember and Valiant.
- Thunder, Mustang and Forte amalgamated with Thunder Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of the Trust.

The audited consolidated financial statements of Mustang as at and for the years ended December 31, 2004 and 2003 are incorporated by reference herein. Unaudited interim consolidated financials statements of Mustang for the period ended July 6, 2005 are included at Schedule "A" to this short form prospectus.

The audited consolidated financial statements of Forte as at and for the years ended December 31, 2004 and 2003 are incorporated by reference herein. Unaudited interim financials statements of Forte for the six months ended June 30, 2005 are included at Schedule "B" to this short form prospectus.

The unaudited *pro forma* consolidated statement of net income (loss) for the Trust for the year ended December 31, 2005 after giving effect to the Arrangement is included at Schedule "C" to this short form prospectus.

Structure

The Trust is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of the Trust, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of the Trust; (iii) advising the Trust with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (ix) all matters relating to the redemption of Trust Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of the Trust and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for the Trust.

The Administrator owns all of the issued and outstanding shares of 832033 Alberta Ltd., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in the Partnership. The majority of the oil and natural gas assets of the Trust are held in the Partnership.

Business of the Trust and the Administrator

The Administrator, directly and through the Partnership, holds all of the assets held by Thunder, Mustang and Forte prior to the Arrangement, other than those assets transferred to Valiant, Ember and Alberta Clipper as part of the Arrangement. The Administrator has retained all of the liabilities of Thunder, Mustang and Forte, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by Thunder, Mustang and Forte prior to the Arrangement becoming effective.

The Trust's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute a portion of its available cash flow to Unitholders in monthly distributions. The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of central Alberta, western Alberta, northern Alberta, northeast British Columbia, the Foothills and Saskatchewan.

Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. The only income currently received by the Trust is from the interest received on the principal amount of the Administrator Notes. It is contemplated that the Trust may enter into a net profits interest agreement with the Partnership in the future, which would result in the Partnership granting and setting over to the Trust the right to receive certain payments on petroleum and natural gas rights held by the Partnership from time to time. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to the Trust before the maturity of the Administrator Notes.

The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Administrator Notes and amounts representing the repayment of principal on the Administrator Notes and may, in the future, make distributions from income earned under any net profits agreement, after expenses, if any, and any cash redemptions of Trust Units.

It is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, generally being the last Business Day of each month. See "Record of Cash Distributions".

RECENT DEVELOPMENTS

DRIP Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan") for eligible Unitholders. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

DESCRIPTION OF DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Indenture referred to below.

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $75,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures, but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be dated as of the closing date of the Offering and will mature on the Maturity Date.

The Debentures bear interest at an annual rate of 7.25%, payable semi-annually in arrears on April 30 and October 31 in each year, commencing October 31, 2006. The first interest payment will include interest accrued from the closing of the Offering to October 31, 2006.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment Upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Trust Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated and postponed to other liabilities of the Trust and its subsidiaries as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.70 per Trust Unit (the "Conversion Price"), being a conversion rate of 85.47 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The

Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before April 30, 2009. The Trust may, on not more than 60 days and not less than 30 days prior notice, redeem the Debentures at a redemption price of $1,050 per Debenture after April 30, 2009, and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the Maturity Date (each a "Redemption Price"), plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, as the case may be, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with all accrued and unpaid interest thereon. The Trust may, at its option, on not more than 40 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity, but, in lieu thereof, the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be.

Subordination

The repayment of the principal of, and payment of interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust.

The Indenture will provide that, in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, creditor enforcement or realization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust (and whether voluntary or involuntary, partial or complete), or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default, borrowing base shortfall or an event of default has occurred under the Senior Indebtedness and is continuing and the notice of same has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries, except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. **Specifically, the Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under the Credit Facility. See "Material Debt".**

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units or securities convertible into or carrying into or carrying the right to acquire Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or part, as the case may be, of the Interest Obligation in accordance with the Indenture (the "Trust Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in Government Obligations (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use such proceeds to satisfy the Interest Obligation, and (d) perform any other action incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Trust Unit Interest Payment Election. If a Trust Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Trust Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 15 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the same terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of more than 49% of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee, on receipt of written direction of the Trust, may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust or the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 40% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and the Debenture Trustee shall not accept a subscription of Debentures from, issue to or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non-residents, the Debenture Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee may on behalf of such Debenture holder sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debenture holders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, on the recommendation of the Board of Directors, may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Administrator may determine.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the terms of the special voting units of the Trust and the Exchangeable Shares, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see under the headings "Additional Information Concerning the Trust", "The Administrator Share Capital" and "Voting Exchange and Trust Agreement" in the AIF, which is incorporated by reference herein.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of the Administrator to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow production. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust effective December 31, 2005, both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at December 31, 2005 before giving effect to the Offering	Outstanding as at December 31, 2005 after giving effect to the Offering [1][2]
Trust Units	Unlimited	$385,960,000 (43,967,000 trust units)	$385,960,000 (43,967,000 trust units)
Exchangeable Shares	Unlimited	$25,381,000 (2,188,000 shares)	$25,381,000 (2,188,000 shares)
Bank Debt		$136,359,000	$64,609,000[3]
Debentures		$nil	$75,000,000[4]

Notes:

(1) After deducting the estimated costs of the Offering of $250,000 and the Underwriters' commission of $3,000,000 and assuming that initially the net proceeds of the Offering are used to repay bank debt.

(2) As at March 22, 2006 there were 46,024,000 Trust Units and 927,000 Exchangeable Shares outstanding. Each Exchangeable Share was exchangeable for 1.10126 Trust Units as at March 22, 2006.

(3) See under the heading "Material Debt" below for a description of the Trust's bank debt and credit facilities.

(4) The principal of the Debentures may be redeemed at the option of the Trust after April 30, 2009 through the issuance of Trust Units. The Debentures also may be converted at the option of a Debentureholder into a fixed number of Trust Units. See "Description of Debentures". The equity portion of the Debentures, being the estimated fair value of these features, will be classified as unitholders' equity.

PRICE RANGE AND TRADING VOLUME OF UNITS

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 12, 2005. The following table sets forth the reported market price ranges and the trading volumes for the Trust Units for the periods indicated, as reported by the TSX.

Period	Price Range ($) High	Price Range ($) Low	Trading Volume
July 12 to 31, 2005	$12.65	$11.85	15,450,338
August, 2005	$13.78	$12.09	13,035,576
September, 2005	$13.97	$12.55	10,676,227
October, 2005	$13.64	$11.90	5,525,428
November, 2005	$12.70	$11.35	4,208,830
December, 2005	$12.75	$11.70	5.916,502
January, 2006	$12.13	$11.41	6,415,842
February, 2006	$11.52	$9.94	6,166,382
March 1 to 21, 2006	$10.56	$9.51	4,104,321

On March 15, 2006, being the last day on which the Trust Units traded prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $10.48. On March 21, 2006, being the last day on which the Trust Units traded prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $10.00.

RECORD OF CASH DISTRIBUTIONS

The following table summarizes cash distributions made or declared by the Trust to the Unitholders since its inception. **Distributions are not guaranteed. Amounts due and owing under the Credit Facility and Debentures must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See "Risk Factors".**

Record Date	Payment Date	Distribution per Trust Unit
July 29, 2005	August 15, 2005	$0.15
August 31, 2005	September 15, 2005	$0.15
September 30, 2005	October 17, 2005	$0.15
October 31, 2005	November 15, 2005	$0.15
November 30, 2005	December 15, 2005	$0.15
December 31, 2005	January 16, 2006	$0.15
January 23, 2006	February 15, 2006	$0.15
February 22, 2006	March 15, 2006	$0.15
March 22, 2006	April 17, 2006	$0.15

EARNINGS COVERAGE

The following earnings coverage ratios are calculated on a consolidated basis for the 12 month period ended December 31, 2005 and are based on audited financial information: The earnings (loss) of the Trust before income taxes and interest expense for the year ended December 31, 2005 was $(22.6) million. With interest expense of $5.4 million this resulted in an historical earnings coverage ratio of **(4.2)** times, **which is less than one-to-one coverage**. An increase in earnings of $28.0 million would be required to achieve a one-to-one ratio. After giving effect to the issue of the Debentures, the interest expense for the year ended December 31, 2005 would be $7.6 million, for a ratio of **(3.0)** times, **which is less than one-to-one coverage**. An increase in earnings of $30.2 million would be required to achieve a one-to-one ratio.

The following earnings coverage ratio is calculated on a consolidated basis for the 12 month period ended December 31, 2005 based on the unaudited *pro forma* consolidated statement of net income (loss) for the Trust for the year ended December 31, 2005 attached as Schedule "C" hereto: The *pro forma* earnings (loss) of the Trust before income taxes and interest expense for the 12 month period ended December 31, 2005 was $(49.3) million. After giving effect to the issue of the Debentures, the *pro forma* interest expense for the 12 month period ended December 31, 2005 would be $8.6 million, for a ratio of **(5.7)** times, **which is less than one-to-one coverage**. An increase in earnings of $57.9 million would be required to achieve a one-to-one ratio.

MATERIAL DEBT

Pursuant to a credit agreement dated July 7, 2005 (the "Credit Agreement"), the Administrator has entered into a banking arrangement with a syndicate of three banks led by Bank of Montreal and including Canadian Imperial Bank of Commerce and Alberta Treasury Branch. The banking arrangement makes available to the Administrator a credit facility in the aggregate amount of $160 million (the "Credit Facility"). As at December 31, 2005, a total of approximately $136.4 million was outstanding under the Credit Facility. As at February 28, 2006, a total of approximately $136.2 million was outstanding under the Credit Facility.

The Credit Facility is available as a revolving facility until April 28, 2006. The revolving nature of the Credit Facility is subject to review and extension annually by the lenders for a further one year period. In the event that the lenders holding one third or more of the total revolving commitments decline to extend the revolving nature of the

facility after any annual review, the Credit Facility becomes a term loan and amounts outstanding under the Credit Facility must be repaid to the lenders within one year by equal quarterly reductions during such year. If lenders holding two thirds or more of the revolving commitments agree to extend the revolving nature of the facility, then unless the commitment of any lender not agreeing to extend is paid out or assigned to another lender, the commitment of that lender becomes non-revolving and must be repaid to the lender within one year by equal quarterly reductions during such year. The lenders under the Credit Facility have not yet advised the Administrator whether they intend to extend the revolving nature of the Credit Facility for another year. Neither the Trust nor the Administrator can guarantee that the revolving nature of the Credit Facility will be extended. If it is not, the Trust and the Administrator will have to make suitable arrangements with the lenders for the repayment or refinancing of the Credit Facility when the amounts thereunder become due.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Agreement, the lenders may foreclose on and sell the assets of the Administrator and their guarantors, including the Trust.

In connection with and as security for the Credit Agreement, the Trust, the Administrator and the Partnership have entered into a subordination agreement dated July 7, 2005 with Bank of Montreal on behalf of itself and the other lenders under the Credit Agreement (the "Subordination Agreement"). Under the Subordination Agreement, any and all present and future indebtedness of the Administrator, the Partnership or other subsidiary of the Trust to the Trust itself, including under any net profits interest between the Trust and the Partnership, are postponed and made subordinate to the repayment of amounts owing under the Credit Facility.

Under the Credit Facility and the Subordination Agreement, the Administrator and each of its guarantors, which include the Trust and all of its material subsidiaries, are restricted from making any distributions (including to Unitholders) when a default or event of default under the Credit Facility has occurred and is continuing or outstanding loans under the Credit Facility exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. It is an event of default under the Credit Facility if, at the end of any fiscal quarter, the aggregate capital distributions by the Trust, as defined in the Credit Facility, for the four fiscal quarters then ended exceeded the available cash flow, as defined in the Credit Facility, for such period and the lenders do not waive such default within 30 days.

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities, including Senior Indebtedness which would rank in priority to the Debentures, or to make distributions to Unitholders. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

USE OF PROCEEDS

After deducting the Underwriters' fee of $3,000,000, and prior to the deduction of the estimated expenses of the Offering of $250,000, the Trust will have received net proceeds from the sale of the Debentures of $72,000,000. The net proceeds of the Offering will be used by the Trust to pay down amounts owing under the Credit Facility. Amounts may be drawn on the Credit Facility from time to time for various purposes, including the funding of expenses, capital expenditures and acquisitions. The Credit Facility replaced the credit facilities maintained by Thunder, Mustang and Forte prior to the Arrangement. The majority of the indebtedness under the Credit Facility was incurred by Thunder, Mustang and Forte prior to the completion of the Arrangement for various purposes, including the funding of capital expenditures.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 75,000 Debentures to the Underwriters and the Underwriters have severally agreed to purchase such Debentures on April 5, 2006, or such other date as may be agreed among the parties to the Underwriting Agreement. The Debentures shall be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $3,000,000, in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Administrator, on behalf of the Trust, and GMP Securities L.P. and FirstEnergy Capital Corp. on their own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriting Agreement also provides that the Trust and the Administrator will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Description of Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures or the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the prior written consent of GMP Securities L.P., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.**

The Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures (the "Securities") have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, the Securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriters may also offer and sell Debentures in the United States to accredited investors (as defined in Rule 501(a) under the U.S Securities Act). Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

CIBC World Markets Inc. is a wholly-owned subsidiary of Canadian Imperial Bank of Commerce and BMO Nesbitt Burns Inc. is a wholly-owned subsidiary of Bank of Montreal. Both Canadian Imperial Bank of Commerce and Bank of Montreal (the "Banks") are Canadian chartered banks. The Banks are lenders to the Administrator under the Credit Facility. Accordingly, the Trust may be considered a "connected issuer" of each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. under applicable Canadian securities legislation.

The Administrator was indebted to the lenders under the Credit Facility, which include the Banks, for an aggregate amount of $136.2 million as at February 28, 2006. The Administrator is in compliance with all material terms of the agreements governing the Credit Facility and the lenders have not waived any material breach by the Administrator of such agreements since their execution.

The Credit Facility is available as a revolving facility until April 28, 2006. The revolving nature of the Credit Facility is subject to review and extension annually by the lenders for a further one year period. In the event that the lenders holding one third or more of the total revolving commitments decline to extend the revolving nature of the facility after any annual review, the Credit Facility becomes a term loan and amounts outstanding under the Credit Facility must be repaid to the lenders within one year by equal quarterly reductions during such year. If lenders holding two thirds or more of the revolving commitments agree to extend the revolving nature of the facility, then unless the commitment of any lender not agreeing to extend is paid out or assigned to another lender, the commitment of that lender becomes non-revolving and must be repaid to the lender within one year by equal quarterly reductions during such year. The lenders under the Credit Facility have not yet advised the Administrator whether they intend to extend the revolving nature of the Credit Facility for another year. Neither the Trust nor the Administrator can guarantee that the revolving nature of the Credit Facility will be extended. If it is not, the Trust and the Administrator will have to make suitable arrangements with the lenders for the repayment or refinancing of the Credit Facility when the amounts thereunder become due. See "Material Debt" for more information concerning the Credit Facility.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. As detailed in the AIF, GLJ evaluated the Trust's oil and natural gas reserves as at December 31, 2005 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. Net reserves as at December 31, 2005, as evaluated by GLJ based on forecast prices and costs, were 23.68 MMboe proved and 34.34 MMboe proved plus probable. Year-end reserves include downward technical revisions of 5.11 MMboe

proved and 7.17 MMboe, proved plus probable. These revisions may have an impact on the view of the lenders under the Credit Facility as to the underlying value of the security for amounts owing under the Credit Facility.

The net proceeds of the Offering will be used by the Trust to pay down amounts owing under the Credit Facility. Amounts may be drawn on the Credit Facility from time to time for various purposes, including the funding of expenses, capital expenditures and acquisitions.

The decision to distribute the Debentures offered hereby and the determination of the terms of the Offering were made through negotiations between the Administrator on behalf of the Trust and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of the Offering, CIBC World Markets Inc. and BMO Nesbitt Burns Inc. will receive their share of the underwriting fee payable by the Trust to the Underwriters.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP on behalf of the Trust. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units. Mr. James Pasieka, a director of the Administrator, is a partner of Heenan Blaikie LLP. Mr. Mark Franko, the Corporate Secretary of the Administrator, is a lawyer with Heenan Blaikie LLP.

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF, which has been incorporated herein by reference, have been prepared by GLJ. As of the date hereof, the principals and officers of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP and McCarthy Tétrault LLP (collectively, "Counsel"), the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (the "Regulations") to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures (the "Securities") as capital property, deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. **Any such holder should consult its own tax advisor with respect to an investment in the Securities.**

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and/or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsels' understanding of the current published administrative and assessing practices of CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible

Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Resident Debenture Holders

This portion of the summary applies to a holder of Debentures who is not a Non-Resident.

(i) Taxation of Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be entitled to receive a payment in respect of accrued and unpaid interest in respect of the Debenture up until the time of the exchange. The holder will be required to include such payment in computing income to the extent that such interest was not otherwise included in the holder's income for the taxation year or a preceding taxation year. Similarly, on any other disposition or deemed disposition of a Debenture, including a payment on maturity, redemption or purchase for cancellation of a Debenture, the holder generally will be required to include in computing income the amount of interest accrued on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in computing the holder's income for the taxation year or a previous taxation year.

Any amount paid by the Trust as a premium upon redemption of Debentures before the Maturity Date will be deemed to be received by the holder as interest on the Debentures and will be required to be included in computing the holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of interest that, but for the repayment, would have been paid or payable by the Trust on the Debentures for a taxation year of the Trust ending after the repayment of such amount.

A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including interest.

(ii) Disposition of Debentures

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Trust Unit. If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of any fractional Trust Unit (less any portion of such amount that must be included in the holder's income on account of accrued interest).

The cost to the holder of any Trust Units received on an exchange, redemption or repayment of a Debenture will be equal to their fair market value at the time of the exchange, redemption or repayment and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

On any disposition or deemed disposition of a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture may be deducted against taxable capital gains realized by the holder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including taxable capital gains.

Taxation of Non-Resident Debenture Holders

This portion of the summary applies to a holder of Debentures who, for the purposes of the Tax Act and at all relevant times, is a Non-Resident, does not use or hold, and is not deemed to use or hold, Debentures in, or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business, or is deemed to carry on an insurance business, in Canada or elsewhere.

(i) Taxation of Interest on Debentures

A Non-Resident holder of a Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A Non-Resident holder of a Debenture who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity may be deemed to be interest for Canadian withholding tax purposes.

(ii) Disposition of Debentures

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident holder provided that (i) the holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada; (ii) the Debenture is not a "designated insurance property" of the holder for purposes of the Tax Act; (iii) the Trust is a mutual fund trust for the purposes of the Tax Act at the time of the disposition or deemed disposition; and (iv) the Debenture does not otherwise constitute "taxable Canadian property" to the holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a Non-Resident holder at the time of the disposition or deemed disposition thereof unless the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Trust Units at any time during the 60-month period immediately preceding the disposition. To the extent that the fair market value of Trust Units received by a Non-Resident on a conversion of a Debenture exceeds the issue price of the Debenture, such excess amount may be deemed to be interest for the purposes of the Tax Act and may be subject to Canadian withholding tax.

A transfer of a Debenture by a Non-Resident holder to a purchaser who is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture may be subject to Canadian withholding tax to the extent of the portion of the purchase price attributable to such accrued interest. A Non-Resident who transfers or otherwise disposes of Debentures should consult their own advisors as to whether any withholding tax obligation applies in their particular circumstances.

Taxation of the Trust and Unitholders

Qualification as a Mutual Fund Trust

This summary assumes that the Trust also qualifies and will continue to qualify at all times as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, the Trust must qualify as a "unit trust" as defined in the Tax Act, the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property) and the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units. Subject to some exceptions, the Tax Act currently provides that the Trust will cease to qualify as a mutual fund trust if it can reasonably be considered to have been established or maintained primarily for the benefit of Non-Residents. (See "Proposed Amendments.") If the Trust were to not qualify as a mutual fund trust at any particular time, the income tax considerations for the Trust and Unitholders would be materially different in certain respects from those contained herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act. (See description of other tax consequences resulting from the loss of mutual fund trust status in the AIF under the heading "Risk Factors – Investment Eligibility and Mutual Fund Trust Status".)

Counsel has been advised by the Administrator that the Trust has filed a valid election with CRA to have the Trust deemed to have been a mutual fund trust from the beginning of the Trust's first taxation year.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include, among other things, all interest on the Administrator Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative and other operating expenses incurred on its ongoing investment activities provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. The Proposed Amendments would preclude the Trust from deducting a loss from a business or property unless the Trust has a reasonable expectation of realizing a cumulative profit (excluding capital gains) from such business or property for the period in which the Trust has carried on, and can reasonably expected to carry on, such business or has held, and can reasonably be expected to hold, such property. The Trust will also be entitled to deduct a portion of any costs incurred by it in connection with the issuance of the Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro-rated where the Trust's taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year pro-rated where the Trust's taxation year is less than 365 days.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units.

Counsel has been advised by the Administrator that the Trust shall make sufficient distributions in each year of its net income for tax purposes so that the Trust generally will not be liable for any material amounts of income tax under the Tax Act.

Taxation of Canadian Resident Unitholders

This portion of the summary applies to a Unitholder who is not a Non-Resident.

A Unitholder generally will be required to include in computing income for a taxation year its share of the net income of the Trust for the year allocated to the Unitholder by the Trust, including net taxable capital gains and dividends, determined for purposes of the Tax Act, that is paid or payable to the Unitholder in the year, whether paid to the Unitholder in cash or in additional Trust Units, and that is deducted by the Trust in computing its income. Provided that appropriate designations are made by the Trust, such portions of its net taxable gains, taxable dividends from taxable Canadian corporations and foreign source income (if any) as are paid or payable to a Unitholder effectively will retain their character and will be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary, a Unitholder's foreign tax credits, a Unitholder's entitlement to the dividend tax credit (if any), and/or a Unitholder's capital gains. Such amounts also will be taken into account in determining a Unitholder's liability, if any, for alternative minimum tax under the Tax Act.

Any amount that is paid or payable by the Trust to a Unitholder in a year in excess of the net income allocated, including the non-taxable portion of a capital gain, generally will not be included in the Unitholder's income for the year. However, where such an amount is paid or becomes payable to a Unitholder other than as proceeds of disposition or deemed disposition of Trust Units or any part thereof, the amount generally will reduce the adjusted cost base of the Trust Units of the Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Trust for the year, and the taxable portion was designated by the Trust in respect of the Unitholder.

The adjusted cost base of Trust Units to a Unitholder is a detailed calculation. To the extent the adjusted cost base of a Trust Unit otherwise would become a negative amount in any taxation year of the Unitholder, the negative amount will be deemed to be a capital gain realized by the Unitholder in such a taxation year from a disposition of the Trust Units and the amount of such capital gain will be added to the adjusted cost base of the Trust Units.
Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on redemption or otherwise, the Unitholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Units and any reasonable costs of disposition.

Where Trust Units are redeemed and any property is distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the property so distributed. Excluded will be any amounts paid or made payable in a year out of income or capital gains of the Trust for the year or any amount that is payable by the Trust which otherwise must be included in the Unitholder's income, including any capital gain realized by the Trust as a result of the redemption of Trust Units which have been designated by the Trust to the Unitholder. The cost amount to a Unitholder, immediately after redemption of Trust Units of the Unitholder, of any property distributed to the Unitholder by the Trust upon such redemption or upon the termination of the Trust, will be equal to the fair market value of such property. Property distributed to a Unitholder may not be a qualified investment for Exempt Plans. Unitholders should consult their own tax advisors as to the consequences of receiving in specie distributions of property from the Trust on a redemption of Trust Units.

Taxation of Non-Resident Unitholders

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is a Non-Resident and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada or elsewhere (a "Non-Resident Unitholder").

Any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. Under recent amendments to the Tax Act, distributions made to a Non-Resident Unitholder that are attributable to capital gains realized by the Trust after March 22, 2004 on the disposition by the Trust of taxable Canadian property in circumstances where the Trust has designated such capital gains to Unitholders will also be subject to Canadian withholding tax at a rate of 25% of the amount so distributed. A Non-Resident Unitholder who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 15% of the amount of any such distributions.

Pursuant to recent amendments to the Tax Act, the Trust will also be obligated to withhold at the rate of 15% on all distributions by the Trust to a Non-Resident Unitholder that are not otherwise included in the income of the Non-Resident Unitholder for the purposes of the Tax Act or otherwise subject to withholding taxes under the Tax Act. In the event that the Non-Resident Unitholder subsequently realizes a loss on the disposition of the Trust Units, the Non-Resident Unitholder may, in certain circumstances, be entitled to a refund of all or a portion of this tax subject to the filing of appropriate income tax returns.

A disposition or deemed disposition of a Trust Unit by a Non-Resident Unitholder, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units are not "taxable Canadian property" of the Non-Resident Unitholder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (ii) at any time during the 60 month period immediately preceding the disposition of the Trust Units the Non-Resident

Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof held 25% or more of the issued Trust Units; or (iii) the Trust were not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on Administrator Notes to a Non-Resident Unitholder who receives such notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. A Non-Resident Unitholder who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Proposed Amendments

Under the Proposed Amendments, a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more Non-Residents where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice did not include this particular draft amendment, and the Department of Finance indicated in a concurrent release as well as in the 2005 federal budget proposal that further discussions would be pursued with the private sector in this respect.

In addition, Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of holding of Trust Units under the Proposed Amendments announced in March, 2004. In May, 2004, however, the Minister of Finance (Canada) announced that the implementation of these proposals has been suspended pending further consultation with interested parties, following which further legislative proposals, if any, will be announced. Such investors should consult with their own income tax advisors prior to the holding of Trust Units.

In the 2005 federal budget proposals, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper on the tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper was to, among other things, assess whether the tax system should be modified. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Administrator and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans ("DPSP") (other than, in the case of the Debentures, a trust governed by a DPSP to which the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act, has made a contribution) and registered education savings plans ("RESP") (collectively, "Exempt Plans") under the Tax Act as in effect on the date hereof. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the Exempt Plan. See "Risk Factors – Investment Eligibility and Mutual Fund Trust Status" in the AIF.

RISK FACTORS

An investment in the Debentures and Trust Units is subject to certain risks. Investors should carefully consider the risks factors described under the heading "Risk Factors" in the AIF. In addition to the risk factors set out in the AIF, investors should consider the following additional risk factors:

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness. This includes any indebtedness outstanding under the Credit Facility. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Facility, the lenders may foreclose on and sell the assets of the Administrator and their guarantors.

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or that, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities, including Senior Indebtedness which would rank in priority to the Debentures, or to make distributions to Unitholders. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Market for Securities

There is currently no market through which Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, such a market will be sustained at the price level of the Offering.

Possible Dilutive Effects on Holders of Trust Units

The Trust may determine to redeem outstanding Debentures for Trust Units, repay outstanding principal amounts thereunder at maturity of the Debentures or arrange for the payment of interest under the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution. See "Description of the Debentures".

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of Ernst & Young LLP

We have read the preliminary short form prospectus of Thunder Energy Trust (the "Trust") dated March 22, 2006 relating to the qualification for distribution of 75,000 7.25% convertible unsecured subordinated debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and accumulated earnings and cash flows for the years then ended. Our report is dated March 6, 2006.

(signed) "*Ernst & Young LLP*"

Chartered Accountants
Calgary, Canada

March 22, 2006

Consent of Collins Barrow Calgary LLP

We have read the preliminary short form prospectus of Thunder Energy Trust (the "Trust") dated March 22, 2006 relating to the qualification for distribution of 75,000 debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Mustang Resources Inc. on the consolidated balance sheets as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 7, 2005.

(signed) "*Collins Barrow Calgary LLP*"

Chartered Accountants
Calgary, Canada

March 22, 2006

Consent of Deloitte & Touche LLP

We have read the preliminary short form prospectus of Thunder Energy Trust (the "Trust") dated March 22, 2006 relating to the qualification for distribution of 75,000 7.25% convertible unsecured convertible debentures of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of Forte Resources Inc. on the consolidated balance sheets of Forte Resources Inc. as at December 31, 2004 and December 31, 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. Our report is dated March 15, 2005.

(signed) "*Deloitte & Touche LLP*"

Chartered Accountants
Calgary, Canada

March 22, 2006

SCHEDULE "A" - FINANCIAL STATEMENTS OF MUSTANG

MUSTANG RESOURCES INC.
Consolidated Balance Sheet
As at July 6, 2005

	July 6, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		
Current assets		
Accounts receivable and prepaid deposits	$ 10,522,535	$ 8,941,693
Property and equipment	86,203,220	68,708,393
	$ 96,725,755	$ 77,650,086
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,707,884	$ 16,706,465
Bank debt (note 2)	26,187,601	6,776,375
	36,895,485	23,482,840
Asset retirement obligations (note 3)	3,890,923	3,196,961
Future income taxes	6,759,476	5,090,637
	47,545,884	31,770,438
Shareholders' Equity		
Share capital (note 4)	41,963,838	41,075,276
Contributed surplus (note 5)	3,259,185	1,407,652
Retained earnings	3,956,848	3,396,720
	49,179,871	45,879,648
	$ 96,725,755	$ 77,650,086

See accompanying notes to consolidated financial statements.

MUSTANG RESOURCES INC.
Consolidated Statement of Operations and Retained Earnings

(Unaudited)	For the quarter ended		For the six months ended	
	July 6, 2005	June 30, 2004	**July 6, 2005**	June 30, 2004
Revenue				
Petroleum and natural gas sales	$16,378,678	$ 6,277,929	$ 28,567,913	$ 10,330,446
Royalties	(4,387,137)	(1,405,830)	(7,844,003)	(2,277,840)
	11,991,541	4,872,099	20,723,910	8,052,606
Alberta Royalty Tax Credit	125,000		250,000	
Interest income	-	8	482	14,922
	12,116,541	4,872,107	20,974,392	8,067,528
Expenses				
Production	1,721,815	975,875	3,157,850	1,676,253
Transportation	440,441	167,513	778,676	330,777
General and administrative	4,133,581	713,256	4,769,529	1,269,097
Interest	173,535	76,491	301,029	125,005
Depletion, depreciation and accretion	4,645,717	1,908,047	7,560,135	3,250,794
Stock compensation expense	1,913,417	91,088	2,156,793	197,529
	13,028,506	3,932,270	18,724,012	6,849,455
Earnings (loss) before income taxes	(911,965)	939,837	2,250,380	1,218,073
Income taxes				
Current income taxes	21,413	4,611	21,413	4,611
Future income taxes	445,113	369,884	1,668,839	521,142
	466,526	374,495	1,690,252	525,753
Net earnings (loss)	(1,378,491)	565,342	560,128	692,320
Retained earnings, beginning of period, as previously reported	5,335,339	73,468	3,396,720	292,240
Retroactive change in accounting policy	-	-	-	(345,750)
Retained earnings, beginning of period, as restated	5,335,339	73,468	3,396,720	(53,510)
Retained earnings, end of period	$ 3,956,848	$ 638,810	$ 3,956,848	$ 638,810
Net earnings(loss) per share				
Basic	$(0.07)	$ 0.03	$ 0.03	$0.04
Diluted	$ (0.07)	$0.03	$ 0.03	$0.04

See accompanying notes to consolidated financial statements.

MUSTANG RESOURCES INC.
Consolidated Statement of Cash Flows

(Unaudited)	For the quarter ended		For the six months ended	
	July 6, 2005	June 30, 2004	**July 6, 2005**	June 30, 2004
Cash provided by (used for)				
Operating activities				
Net earnings (loss)	$ (1,378,491)	$ 565,342	$ 560,128	$ 692,320
Add items not affecting cash				
Depletion, depreciation and accretion	4,645,717	1,908,047	7,560,135	3,250,794
Stock compensation expense	1,913,417	91,088	2,156,793	197,529
Future income taxes	445,113	369,884	1,668,839	521,142
Funds from operations	5,625,756	2,934,361	11,945,895	4,661,785
Asset retirement obligation expenditures	14,073	(38,742)	10,881	(38,742)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	(159,754)	(822,178)	(1,744,599)	(1,066,777)
Accounts payable and accrued liabilities	416,223	558,640	867,840	1,909,669
	5,896,298	2,632,081	11,080,017	5,465,935
Investing activities				
Expenditures on property and equipment	(11,650,854)	(8,207,406)	(24,371,880)	(27,571,327)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	1,123,859	76,546	163,757	(662,734)
Accounts payable and accrued liabilities	(8,158,047)	(584,105)	(6,866,421)	(487,610)
	(18,685,042)	(8,714,965)	(31,074,544)	(28,721,671)
Financing activities				
Issuance of share capital	499,000	68,600	583,200	9,089,800
Share issuance costs	-	(3,698)	101	(652,847)
Increase in bank debt	12,289,744	6,017,982	19,411,226	9,945,147
Change in non-cash working capital				
Accounts payable and accrued liabilities	-	-	-	-
	12,788,744	6,082,884	19,994,527	18,382,100
Decrease in cash and cash equivalents	-	-	-	(4,873,636)
Cash and cash equivalents, beginning of period	-	-	-	4,873,636
Cash and cash equivalents, end of period	$ -	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

1. **Basis of Presentation**

The interim consolidated financial statements of Mustang Resources Inc. (the "Corporation") have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of Mustang Resources Inc. and its wholly-owned subsidiary and partnership. The interim consolidated financial statements have been prepared following the same accounting policies and methods in computation as the financial statements for the fiscal year ended December 31, 2004. The interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto in the Corporation's annual report for the year ended December 31, 2004.

2. **Bank Debt**

During the period, the Corporation increased its demand revolving production loan facility to a maximum of the least of $30 million and the Borrowing Base as determined by the bank. The credit facilities provide that advances may be made by way of direct advances or guaranteed notes. Direct advances currently bear interest at a Canadian chartered bank's prime rate plus 0.125% per annum and guaranteed notes currently bear interest at the applicable guaranteed note rate plus a per annum stamping fee of 1.375%. Both loans are secured by a General Security Agreement over all current and after acquired property of the Corporation and a fixed and floating charge debenture on all petroleum and natural gas present and future assets. As part of the loan agreement, the Corporation is required to meet certain reporting requirements and financial-based covenants.

3. **Asset Retirement Obligations**

The total future asset retirement obligations were estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the total asset retirement obligations to be $5.6 million as at July 6, 2005 (December 31, 2004 - $4.9 million). These payments are expected to be made over the next 5 to 15 years. The Company used a credit adjusted risk free rate of 5.6 per cent and an inflation rate of two per cent to calculate the present value of the 2005 asset retirement obligation.

The following table reconciles the Company's total asset retirement obligations:

	July 6, 2005	December 31, 2004
Carrying amount, beginning of period	$ 3,196,961	$1,857,194
Increase in obligation	587,246	1,244,878
Expenditures (incurred) recovered	10,881	(19,700)
Accretion expense	95,835	114,589
Carrying amount, end of period	$ 3,890,923	$ 3,196,961

4. **Share Capital**

(a) **Authorized**

Unlimited number of voting Class A shares
Unlimited number of voting Class B shares
Unlimited number of Preferred Shares, issuable in series

(b) **Issued and outstanding**

		Number	Stated Value $
Class A Shares			
Balance, December 31, 2004		17,917,501	40,125,481
Stock options exercised		52,000	103,200
Warrants exercised		320,000	480,000
Stock-based compensation on exercised options and warrants		-	305,260
Balance, July 6, 2005		18,289,501	41,013,941
Class B Shares			
Balance, December 31, 2004 and March 31, 2005		738,540	7,385,400
Share issue costs, net of future income taxes of	$1,283,600		(2,247,127)
Tax effect of flow-through shares			(4,188,376)
Total share capital – July 6, 2005			41,963,838

(c) **Stock Options**

A summary of the status of the Corporation's outstanding stock options as at July 6, 2005 and changes during the period then ended are as follows:

	July 6, 2005 Number of options	Weighted average exercise price
Outstanding – beginning of period	1,522,500	3.08
Exercised	(52,000)	1.98
Outstanding – end of period	1,470,500	3.11

(d) **Per Share Amounts**

Per share amounts have been calculated on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the period ended July 6, 2005 was 18,815,667 (2004 – 15,863,165).

In computing diluted net earnings per share amounts, 1,162,276 (2004 – 1,415,357) shares were added to the weighted average number of shares outstanding during the period ended July 6, 2005 for the dilutive effect of employee stock options, employee warrants and Class B shares.

The following reconciles the denominators for basic and diluted net earnings per share calculations:

	2005		
	Net earnings (numerator)	Weighted Average shares (denominator)	Per Share
Class A shares		18,077,127	
Class B shares		738,540	
Basic net earnings per share	$ 560,128	18,815,667	$0.03
Dilutive securities:			
Conversion of Class B shares		252,535	
Options		909,741	
Warrants		-	
Diluted net earnings per share	$ 560,128	19,977,943	$0.03

2004	Net earnings (numerator)	Weighted Average shares (denominator)	Per Share
Class A shares		15,124,625	
Class B shares		738,540	
Basic net earnings per share	$ 692,320	15,863,165	$0.04
Dilutive securities:			
Conversion of Class B shares		608,825	
Options		694,414	
Warrants		112,118	
Diluted net earnings per share	$ 692,320	17,278,522	$0.04

5. **Contributed Surplus**

Balance, beginning of period	$	1,407,652
Issuance of stock options and warrants		2,156,793
Exercise of stock options and warrants		(305,260)
Balance, end of period	$	3,259,185

6. **Supplemental Cash Flow Information**

During the period ended July 6, 2005 and the six month period ended June 30, 2004 the Company made the following cash outlay in respect of interest expense.

	July 6, 2005 (6 months)	June 30, 2004 (6 months)
Interest	$ 301,029	$ 125,005
Current income taxes	$ 21,413	$ 4,611

7. **Subsequent Event**

On July 7, 2005 the Corporation (Mustang) closed a Plan of Arrangement with Thunder Energy Inc. (Thunder) and Forte Resources Inc. (Forte) to combine the entities to create a new oil and gas trust, Thunder Energy Trust (the "Trust"); two exploration focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the proposed combination, shareholders of Mustang received 0.55 trust units or exchangeable shares of the Trust, 0.3666 common shares of Clipper and 0.0833 common shares of Ember after the units of the trust were consolidated on a 1:2 basis and the common shares of Clipper and Ember were consolidated on a 1:3 basis.

SCHEDULE "B" - FINANCIAL STATEMENTS OF FORTE

FORTE RESOURCES INC.
Consolidated Balance Sheets
($Thousands)
(unaudited)

	June 30 2005	December 31 2004
ASSETS		
CURRENT		
Accounts receivable and other	**12,682**	9,309
Property, plant and equipment (Note 2)	**111,569**	111,488
Goodwill	**8,777**	8,777
	133,028	129,574
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**8,077**	14,351
Bank loans	**21,301**	28,005
	29,378	42,356
Asset retirement obligation	**5,008**	4,707
Future income taxes	**10,246**	4,961
	44,632	52,024
Commitments (Note 4)		
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**86,989**	76,329
Contributed surplus	**228**	340
Retained earnings	**1,179**	881
	88,396	77,550
	133,028	129,574

See accompanying notes

FORTE RESOURCES INC.
Consolidated Statements of Income (Loss) and Retained Earnings
($ Thousands, except share data)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $
REVENUE				
Oil and gas	14,402	7,925	29,845	13,502
Interest	-	-	5	-
	14,402	7,925	29,850	13,502
EXPENSES				
Royalties	3,018	1,496	5,875	2,555
Operating	3,571	2,731	6,927	4,423
General and administrative (Note 2)	2,085	316	3,046	600
Interest	222	123	556	311
Stock based compensation	153	122	305	125
Depletion, depreciation and accretion	5,851	3,071	12,174	5,301
	14,900	7,859	28,883	13,315
INCOME (LOSS) BEFORE INCOME TAXES	(498)	66	967	187
PROVISION FOR INCOME TAXES				
Future (recovery)	(95)	136	500	225
Capital	66	-	169	-
	(29)	136	669	225
NET INCOME (LOSS) FOR THE PERIOD	(469)	(70)	298	(38)
RETAINED EARNINGS, BEGINNING OF PERIOD				
Beginning of period as previously reported	1,648	704	881	452
Change in accounting policy related to asset retirement obligations	-	-	-	220
Beginning of period, as restated	1,648	704	881	672
RETAINED EARNINGS, END OF PERIOD	1,179	634	1,179	634
Net income (loss) per common share				
Basic and diluted	(0.01)	(0.00)	0.01	(0.00)
Weighted average number of common shares outstanding				
Basic	40,215,067	22,546,080	40,659,884	19,156,551
Diluted	40,891,347	26,452,227	41,279,075	21,788,192

See accompanying notes

FORTE RESOURCES INC.
Consolidated Statements of Cash Flows
($ Thousands)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income (loss) for the period	(469)	(70)	298	(38)
Add items not requiring cash:				
Depletion, depreciation and accretion	5,851	3,071	12,174	5,301
Future income taxes (recovery)	(95)	136	500	225
Stock-based compensation expense	153	122	305	125
	5,440	3,259	13,277	5,613
Asset retirement expenditures	(10)	-	(10)	(4)
Changes in non-cash working capital	(7,646)	(533)	(9,152)	507
	(2,216)	2,726	4,115	6,116
FINANCING				
Increase (repayment) in long-term debt	5,133	13,478	(6,704)	7,550
Issuance of common shares, net of issue costs	173	9	15,028	7,453
	5,306	13,487	8,324	15,003
INVESTING				
Capital expenditures	(2,187)	(1,570)	(11,944)	(3,385)
Acquisition of Oiltec assets	-	(11,864)	-	(11,864)
Changes in non cash working capital	(903)	(4,050)	(495)	(5,653)
	(3,090)	(17,484)	(12,439)	(20,902)
NET INCREASE (DECREASE) IN CASH	-	(1,271)	-	217
CASH AND DEPOSITS, BEGINNING OF PERIOD	-	1,488	-	-
CASH, END OF PERIOD	-	217	-	217
SUPPLEMENTARY INFORMATION				
Interest paid	251	(97)	683	55
Taxes paid	-	-	90	-

See accompanying notes

FORTE RESOURCES INC.
Notes to the Consolidated Financial Statements
(unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles as disclosed in the Company's December 31, 2004 consolidated statements. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2004. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

2. Property, plant and equipment

The Company capitalized general and administrative costs of $392,600 for the six months ended June 30, 2005 (June 30, 2004 - $267,380) relating to exploration and development activity.

3. Share Capital

Common Shares	Number	$ 000's
Balance, December 31, 2004	37,117,208	76,329
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
For cash	4,000,000	15,600
Share issue costs		(816)
Related tax benefit of share issue costs		203
Exercise of stock options	206,880	244
Future tax liability related to flow through shares renounced		(4,988)
Reclassification of contributed surplus		417
Balance, June 30, 2005	42,665,088	86,989

Preferred Series I	Number of Shares	$ 000's
Balance, December 31, 2004	1,341,000	-
Conversion to common shares	(1,341,000)	-
Balance, June 30, 2005	-	-

Stock Options	Number of Shares	Exercise Price
Balance, December 31, 2004	1,514,220	$2.36
Granted	230,000	3.32
Exercised	(206,880)	1.18
Cancelled	(40,000)	3.12
Balance, June 30, 2005	1,497,340	2.59

In March 2005 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $3.36 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were converted to common shares of the Company.

In February 2005 the Company issued 4 million common shares at a price of $3.90 per share for a total consideration of $15.6 million before issue costs.

The Company renounced eligible expenditures of $14.15 million related to eligible expenditures that were incurred prior to March 31, 2005. All flow through share commitments have been met as at June 30, 2005.

The fair value of each stock option granted during the period ended June 30, 2005 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 4%, a five year expected life, nil dividend rate and an expected volatility of 40%.

4. Commitments

In October 2004 the Company entered into a contract to sell 500 bbls/d of its crude oil production at a price of $58.30 per bbl for the 2005 year. In December 2004 the Company entered into a contract to sell 500 mcf/d of its natural gas production at a price of $7.00 at AECO for the period from April 1, 2005 to October 31, 2005. In February 2005 the Company entered into a contract to sell 200 bbls/d of its crude oil production at a price of $61.57 per bbl for the period from March 1, 2005 to December 31, 2005.

5. Subsequent Event

On May 3, 2005 the Company announced that it had entered into an agreement to merge its operations with Thunder Energy Inc. and Mustang Resources Inc. to form a royalty trust, two exploration focused oil and gas companies and a resource based coal bed methane company. Pursuant to the terms of the agreement the Company's shareholders would receive .35 of a share of the Trust and one share of an exploration company. The transaction is subject to shareholder and court approval, closed July 7, 2005.

SCHEDULE "C" - PRO FORMA FINANCIAL STATEMENT

Unaudited Pro Forma Consolidated Statement of Net Income (Loss)

Thunder Energy Trust

For the year ended December 31, 2005

COMPILATION REPORT ON UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

To the Directors of Thunder Energy Inc., Administrator for Thunder Energy Trust

We have read the accompanying unaudited pro forma consolidated statement of net income (loss) of Thunder Energy Trust (the "Trust") for the year ended December 31, 2005 (the "Pro Forma Statement"), and have performed the following procedures:

1. Compared the figures in the column captioned "Trust" to the audited consolidated financial statement of the Trust for the year ended December 31, 2005 and found them to be in agreement.
2. Compared the figures in the column captioned "Mustang" to the unaudited interim consolidated financial statement of Mustang Resources Inc. for the period ended July 6, 2005 and found them to be in agreement.
3. Compared the figures in the column captioned "Forte" to the unaudited interim consolidated financial statement of Forte Resources Inc. for the six months ended June 30, 2005 and found them to be in agreement.
4. Compared the figures in the columns captioned "Alberta Clipper", "Valiant" and "Ember" to the unaudited schedules of net operating income for the Alberta Clipper Energy Inc. assets, Valiant Energy Inc. assets and Ember Resources Inc. assets, respectively, for the six months ended June 30, 2005 and found them to be in agreement.
5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the Pro Forma Statement complies as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the Pro Forma Statement complies as to form in all material respects with the regulatory requirements of the Securities Acts of the various provinces in Canada.

6. Read the notes to the Pro Forma Statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns for the year ended December 31, 2005 and found the amounts in the column captioned "Pro Forma Trust" to be arithmetically correct.

The Pro Forma Statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Canada
March 22, 2006

(Signed) Ernst & Young LLP
Chartered Accountants

Thunder Energy Trust

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

Year ended December 31, 2005

(000s, except per share amounts)

	Trust	Mustang	Forte	Alberta Clipper	Valiant	Ember	Pro Forma Adjustments	Note Reference	Pro Forma Trust
	$	$	$	$ (Note 2a)	$ (Note 2a)	$ (Note 2a)	$		$
Revenue									
Petroleum and natural gas	195,778	28,568	30,461	(8,257)	(2,588)	(2,489)			241,473
Royalties	(33,905)	(7,594)	(5,875)	1,899	576	157			(44,742)
Transportation	(6,383)	(779)	(616)	219	106	100			(7,353)
	155,490	20,195	23,970						189,378
Expenses									
Operating	29,704	3,158	6,927	(1,239)	(547)	(709)			37,294
General and administrative	8,517	4,770	3,046				(250)	2b	16,083
Interest	5,357	300	551				178	2c	6,386
Depletion, depreciation and accretion	75,058	7,560	12,174				23,233	2d	118,025
Write-down of property and equipment	56,243	-	-						56,243
Stock-based compensation	8,582	2,157	305					2e	11,044
	183,461	17,945	23,003						245,075
Net income (loss) before income taxes	(27,971)	2,250	967						(55,697)
Taxes									
Capital taxes	1,521	21	169				125	2f	1,836
Future income tax expense (recovery)	(19,641)	1,669	500				(19,882)	2g	(38,181)
	(18,120)	1,690	669						(36,345)
Net income (loss)	(9,851)	560	298						(19,352)
Average number of units/shares – basic	44,733								46,155
Average number of units/shares – diluted	44,938								46,495
Net income (loss) per Trust unit or exchangeable share – basic	$ (0.22)							2h	$ (0.42)
Net income (loss) per Trust unit or exchangeable share – diluted	$ (0.22)							2h	$ (0.42)

See accompanying notes

Thunder Energy Trust

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of net income (loss) of Thunder Energy Trust (the "Trust") for the year ended December 31, 2005 (the "Pro Forma Statement") has been prepared for inclusion in the short form prospectus of the Trust related to the issuance of $75 million in convertible debentures (the "Prospectus"). This Pro Forma Statement is presented as an update to those filed in a Joint Information Circular dated June 6, 2005 sent to the shareholders of Thunder Energy Inc. ("Thunder"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") with respect to the Plan of Arrangement ("Arrangement") to convert Thunder, Mustang and Forte from companies focused on oil and natural gas exploration and production into four new entities: i) Alberta Clipper Energy Inc. ("Alberta Clipper") a new public corporation concentrating on the exploration and development of oil and natural gas reserves; ii) Valiant Energy Inc. ("Valiant") a new public company concentrating on the exploration and development of oil and natural gas reserves; iii) Ember Resources Inc. ("Ember") a new public company focused on the development and production of coal bed methane; and iv) the Trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by the mature, lower-risk producing assets. Thunder Aquisitionco Ltd., a subsidiary of the Trust, acquired all of the issued and outstanding common shares of Thunder, Mustang and Forte. The transaction closed on July 7, 2005.

The Pro Forma Statement includes the accounts of the Trust and its subsidiaries and has been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statement gives effect to the transactions and assumptions described in Note 2 as if they had occurred on January 1, 2005. The Pro Forma Statement may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing this Pro Forma Statement, no adjustments have been made to reflect operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statement are in accordance with those disclosed in the audited consolidated financial statements of the Trust as at December 31, 2005 and for the year then ended.

The Pro Forma Statement has been prepared from information derived from and should be read in conjunction with the audited consolidated financial statements of the Trust as at and for the year ended December 31, 2005, the unaudited interim consolidated financial statements of Mustang as at and for the period ended July 6, 2005 and the unaudited interim consolidated financial statements of Forte as at and for the six months ended June 30, 2005, included elsewhere in this Prospectus and the unaudited schedule of net operating income of the Alberta Clipper assets, Valiant assets and Ember assets for the six months ended June 30, 2005. No adjustment has been made for the results of operations of the Forte assets for the period from June 30 to July 7, as it would not be material to the Pro forma Statement. In the opinion of management, the Pro Forma Statement includes all necessary adjustments for the fair presentation of the ongoing entity.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Arrangement, Thunder, Mustang and Forte were acquired by Thunder Aquisitionco Ltd., the consideration ultimately received by shareholders being shares in Alberta Clipper, Ember, Valiant, and units or exchangeable shares of the Trust. Thunder was deemed the acquirer of Mustang and Forte, net of the Valiant assets, and consequently the Trust accounted for the acquisitions of Mustang and Forte using the purchase method of accounting. Certain Mustang assets acquired by Thunder were transferred to Alberta Clipper. As the former Thunder shareholder group represented the majority of the voting control of Alberta Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder to Alberta Clipper and Ember were accounted for at Thunder's net book value; the transfer of the Mustang assets to Alberta Clipper was at fair value, being Thunder's acquisition cost.

The net book value of oil and natural gas properties of Thunder transferred to Alberta Clipper and Ember was the net book value for undeveloped properties apportioned based on the relative reserve values of the proved and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers. The revenue, royalties and operating expenses related to the Alberta Clipper assets, Ember assets and Valiant assets have been deducted from the unaudited pro forma consolidated statement of net income (loss) of the Trust for the year ended December 31, 2005 and related adjustments have been made to depletion, depreciation and accretion, general and administrative expenses, stock-based compensation, interest and income taxes as follows:

a) Revenue, royalty and operating expense in the consolidated statement of net income (loss) have been adjusted to take into account the operating results of the properties transferred to Alberta Clipper, Valiant and Ember.

b) To conform to the Trust's accounting policies, general and administrative expenses have been decreased by $250,000 related to capitalized general and administrative costs for Mustang activities, as Mustang did not capitalize such costs.

c) Interest expense has increased by $178,000 due to an increase of $378,000 to reflect the adjustment to interest expense related to the increased debt assumed by the Trust, net of a reduction of $200,000 to allocate interest expense related to debt assumed by Alberta Clipper and Ember.

d) Depletion has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to the Trust based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers after adjustments for the transactions described above and to reflect the purchase price adjustments recorded in the Trust's accounts related to Mustang and Forte. Depreciation has been adjusted to conform to the Trust's policy of depreciating tangible oil and gas assets on a straight-line basis over 15 years. Accretion expense has been measured and

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

adjusted based on assumptions and terms consistent with those used by the Trust. As a result of the above noted calculations and after accounting for the allocation of property and equipment and asset retirement obligations to Alberta Clipper, Ember and Valiant, depletion, depreciation and accretion expense has increased by $23.2 million.

e) The stock-based compensation of $8.6 million related to options, which vested upon acquisition, was recognized in the Trust's accounts along with the unit-based compensation expense related to the Trust Unit Incentive Plans.

f) Capital taxes have increased by $125,000, an increase of $315,000 to reflect the increased size of the Trust, net of $190,000 to remove the Mustang and Forte expenses.

g) Future tax recovery has increased by $19.9 million to account for the tax effect on the taxable income allocated to Alberta Clipper, Valiant and Ember as well as pro forma adjustments in the statement of net income (loss). In addition, the recovery includes the tax effect of an additional six months of distributions (January – June 2005) assumed to be at the rate of distributions for the July – December 2005 period, as the Trust is only taxable on income not distributed to unitholders.

h) The net income (loss) per Trust unit has been based on the actual number of Trust units and exchangeable shares issued under the Arrangement and assumed to be outstanding for the period.

CERTIFICATE OF THE TRUST

Dated: March 22, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

THUNDER ENERGY TRUST,
by its administrator, THUNDER ENERGY INC.

(signed) "Stuart Keck"
President and
Chief Executive Officer

(signed) "Brent Kirkby"
Vice-President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(signed) "James M. Pasieka"
Director

(signed) "Colin D. Boyer"
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 22, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

GMP SECURITIES L.P.

(signed) "Christopher T. Graham"

FIRSTENERGY CAPITAL CORP.

(signed) "M. Scott Bratt"

CANACCORD CAPITAL CORPORATION

(signed) "Timothy J. Hart"

CIBC WORLD MARKETS INC.

(signed) "T. Timothy Kitchen"

BMO NESBITT BURNS INC.

(signed) "Kevin A. Everingham"

SCOTIA CAPITAL INC.

(signed) "Steven Kroeker"

FILE No. 82-34957

March 22, 2006

Thunder Energy Trust
Thunder Energy Inc.
Thunder Energy Partnership
400, 321-6th Avenue S.W.
Calgary, Alberta
T2P 3H3

Attention: Mr. Stuart J. Keck, President and Chief Executive Officer

Dear Sirs:

RE: Issue and Sale of Debentures

GMP Securities L.P. ("**GMP**"), FirstEnergy Capital Corp., CIBC World Markets Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Scotia Capital Inc. (collectively, the "**Underwriters**", and GMP and FirstEnergy Capital Corp. shall be referred to as the "**Co-lead Underwriters**") understand that Thunder Energy Trust (the "**Trust**") proposes to issue and sell 75,000 7.25% convertible unsecured subordinated debentures of the Trust (the "**Debentures**").

Subject to the terms and conditions hereof, the Underwriters agree to purchase, as principal, and the Trust agrees to issue and sell to the Underwriters, on the Closing Date (as defined in paragraph 1) the Debentures at the purchase price of $1,000 per Debenture for an aggregate consideration of $75,000,000. It is understood that prior to the Closing Time (as defined in paragraph 1) the Underwriters will endeavor to arrange for substitute purchasers to purchase the Debentures in the place and stead of the Underwriters at the Closing Time.

With respect to Debentures to be sold in the United States pursuant to Rule 144A, the Underwriters and their U.S. affiliates will purchase such Debentures from the Trust for resale in compliance with Rule 144A.

The Underwriters shall be entitled in connection with the sale of the Debentures to retain as sub-agents other registered securities dealers and may receive (for delivery to the Trust at the Closing Time) subscriptions for Debentures from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Underwriters and shall not exceed the fees payable to the Underwriters hereunder.

In consideration for their services hereunder, including the ancillary service of acting as financial advisors to the Trust in respect of the issue of the Debentures and advising on the terms and conditions of the subject offering, the Underwriters shall be entitled to the fee provided for in paragraph 10, which fee shall be payable from the general corporate funds of the Trust at the time specified in paragraph 10. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided.

The following are the terms and conditions of this Agreement:

1. **Definitions**

In this Agreement:

(a) "**affiliate**", "**associate**", "**insider**", "**misrepresentation**", "**material change**", "**material fact**" and "**distribution**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces;

(b) "**Agreement**" means this underwriting agreement between the Trust and the Underwriters;

(c) "**AIF**" means the revised annual information form of the Trust dated March 16, 2006 and all schedules thereto;

(d) "**American Depositary Share**" means shares traded in U.S. capital markets representing claims to shares of foreign companies;

(e) "**Applicable Securities Laws**" includes, collectively, all applicable securities, corporate and other laws, rules, regulations, notices, instruments and policies;

(f) "**business day**" means a day which is not Saturday, Sunday or a legal holiday in the City of Calgary;

(g) "**Closing Date**" means April 5, 2006, or such other date or dates as the Underwriters and the Trust may agree;

(h) "**Closing Time**" means 6:00 a.m. (Calgary time), or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(i) "**Co-lead Underwriters**" means GMP and FirstEnergy Capital Corp.;

(j) "**Debenture Trustee**" means Olympia Trust Company or its successor as trustee under the Indenture;

(k) "**Directed Selling Efforts**" means "**directed selling efforts**" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Debentures, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Debentures;

(l) "**Due Diligence Session**" has the meaning ascribed thereto in paragraph 3 hereof;

(m) "**Exchange**" means the Toronto Stock Exchange;

(n) "**Final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued in each of the Qualifying Provinces;

(o) "**Financial Statements**" means the financial statements contained in the Prospectuses;

(p) "**GLJ**" means GLJ Petroleum Consultants Ltd.;

(q) "**GLJ Report**" means the report of GLJ dated February 23, 2006 evaluating the crude oil, natural gas liquids and natural gas reserves of the Trust as at December 31, 2005;

(r) "**Indemnified Persons**" means the Underwriters and the directors, officers, partners, employees, shareholders, affiliates, consultants or agents of the Underwriters;

(s) "**Indenture**" means the trust indenture to be dated as of the Closing Date between the Trust and the Debenture Trustee governing the terms of the Debentures;

(t) "**Institutional Accredited Investors**" means "accredited investors" as that term is defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(u) "**Material Agreements**" means each of the agreements and other documents and instruments listed under the heading "Material Contracts" in the AIF;

(v) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

(w) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators, as amended or replaced;

(x) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended;

(y) "**Offering Documents**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act;

(z) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued in each of the Qualifying Provinces;

(aa) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust dated March 22, 2006 and any amendments thereto in respect of the distribution of the Debentures in the Qualifying Provinces, including the documents incorporated by reference therein;

(bb) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto in respect of the distribution of the Debentures in the Qualifying Provinces, including the documents incorporated by reference therein;

(cc) "**Prospectuses**" means collectively, the Preliminary Prospectus and the Prospectus;

(dd) "**Public Record**" means all information filed by or on behalf of the Trust including without limitation, the Preliminary Prospectus and the Prospectus, the Supplementary Material, the AIF or any other information filed by or on behalf of the Trust with any Securities Commission in compliance or intended compliance with the Applicable Securities Laws;

(ee) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(ff) "**Qualifying Provinces**" means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador;

(gg) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(hh) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(ii) "**Responses**" means the oral and written responses of the Trust or any of its Subsidiaries, as given by any director, trustee or senior officer of the Trust or any of its Subsidiaries, any committee of directors or trustees or any one member of such committee at the Due Diligence Session:

(i) excluding the portion of such responses which are forward-looking or relate to projections or forecasts; but

(ii) including the portion of such responses which relate to the oil and gas reserves of the Trust or any of its Subsidiaries;

(jj) "**Rule 144A**" means Rule 144A promulgated by the SEC under the U.S. Securities Act;

(kk) "**SEC**" means the United States Securities and Exchange Commission;

(ll) "**Securities Commissions**" means collectively, the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Nova Scotia Securities Commission, the New Brunswick Securities Commission, the Prince Edward Island Securities Commission and the Newfoundland Securities Commission or similar regulatory authorities in each of the Qualifying Provinces;

(mm) "**Selling Dealer Group**" means the dealers and brokers, other than the Underwriters, who participate in the offer and sale of the Debentures pursuant to this Agreement;

(nn) "**Selling Jurisdictions**" means the Qualifying Provinces, the United States of America and certain other offshore jurisdictions;

(oo) "**Subsidiary**" means a subsidiary of the Trust within the meaning of the *Business Corporations Act* (Alberta), and without limiting the generality of the foregoing, shall include Thunder Energy Inc., Thunder Energy Partnership, Thunder Exchangeco Ltd. and 832033 Alberta Ltd. and "**Subsidiaries**" means all of them;

(pp) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Rule 902 of Regulation S;

(qq) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, financial statements, information circulars, annual information forms, material change reports, press releases, evidence, returns, reports, applications, statements or other documents which may be filed by or on behalf of the Trust under the Applicable Securities Laws which are, or are deemed to be, incorporated by reference into the Preliminary Prospectus or the Prospectus;

(rr) "**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time and any and all rules and regulations made pursuant thereto;

(ss) "**Trust**" means Thunder Energy Trust, an open-end unincorporated investment trust governed by the laws of Alberta created pursuant to the Trust Indenture;

(tt) "**Trust's Auditor**" means Ernst & Young LLP, chartered accountants, Calgary, Alberta;

(uu) "**Trust's Counsel**" means Heenan Blaikie LLP, or such other legal counsel as the Trust, with the consent of the GMP, as co-lead underwriter, for and on behalf of the Underwriters, may appoint;

(vv) "**Trust Indenture**" means the amended and restated trust indenture dated June 30, 2005 between Thunder Energy Inc. and Olympia Trust Company;

(ww) "**Trust Parties**" means the Trust, Thunder Energy Inc. and Thunder Energy Partnership;

(xx) "**Underwriters**" means collectively, GMP Securities L.P., FirstEnergy Capital Corp., CIBC World Markets Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Scotia Capital Inc.;

(yy) "**Underwriters' Counsel**" means McCarthy Tétrault LLP, or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(zz) "**Unit**" means a trust unit of the Trust governed by the terms of the Trust Indenture;

(aaa) "**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(bbb) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended; and

(ccc) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. Trust's Covenants as to Qualification

(a) The Trust represents and warrants to the Underwriters that on the date hereof and on the respective dates of filing the Preliminary Prospectus and Prospectus it will be eligible to file a short form prospectus under NI 44-101 for the distribution of the Debentures.

(b) The Trust shall elect and comply in all material respects with the Mutual Reliance Review System and in connection therewith shall:

(i) not later than March 22, 2006 have:

(1) prepared and filed under the Mutual Reliance Review System the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the Alberta Securities Commission as the principal regulator; and

(2) obtained a preliminary MRRS Decision Document from the Alberta Securities Commission, evidencing that a receipt has been issued for the Preliminary Prospectus in each of the Qualifying Provinces;

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than March 30, 2006 (or such later date as may be agreed to in writing by the Trust and GMP, as co-lead underwriter, for and on behalf of the Underwriters) have:

(1) prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions;

(2) obtained a final MRRS Decision Document from the Alberta Securities Commission, evidencing that a receipt has been issued for the Prospectus in each of the Qualifying Provinces, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions; and

(3) otherwise fulfill all legal requirements to enable the Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and who complies with the relevant provisions of the Applicable Securities Laws;

(iii) until the completion of the distribution of the Debentures on the Closing Date, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Debentures for distribution or, in the event that the Debentures have, for any reason, ceased to so qualify, to again qualify the Debentures for distribution;

(iv) prior to the filing of the Prospectuses and, during the period of distribution of the Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, have allowed the Underwriters and the Underwriters' Counsel to participate fully in the preparation of and to approve the form of such documents (such approval not to be unreasonably withheld) and to have reviewed any documents incorporated by reference therein;

(v) during the period from the effective date hereof until the completion of the distribution of the Debentures, allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material; and

(vi) take or cause to be taken all such steps and proceedings, including fulfilling all legal, regulatory and other requirements as required under Applicable Securities Laws to qualify the Debentures for distribution to the public in the Qualifying Provinces.

3. Due Diligence Review

Prior to the Closing Time and subject to the provisions of this paragraph 3, the Trust shall allow the Underwriters the opportunity to conduct required due diligence, including, without limitation, due diligence in relation to the operations and affairs of the Trust and its Subsidiaries and provide and cause to be provided to the Underwriters and the Underwriters' Counsel reasonable

access to the properties, senior management and corporate financial, property and other records of the Trust and its Subsidiaries, for the purposes of conducting such due diligence reviews. Without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Trust and its Subsidiaries shall make available their directors, trustees, senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing (collectively, the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Trust and its Subsidiaries shall provide written responses to such questions and shall use their best efforts to have their respective auditors and engineers provide written responses to such questions in advance of the Due Diligence Session. The Trust acknowledges that the Underwriters may record the answers provided in the Due Diligence Session provided that, if recorded, a copy will be provided to the Trust.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' Counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, signed as required by the Applicable Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, if required, signed as required by the Applicable Securities Laws and including copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions or at such other time as the Underwriters may agree, a "comfort letter" from the Trust's Auditors, dated the date of the Prospectus, addressed to the Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters' Counsel, to the effect that the Trust's Auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's Auditors review having a cut-off date of not more than two business days prior to the date of the Prospectus (and the Underwriters shall be provided with a draft form of such comfort letter in form and substance satisfactory to the Underwriters prior to filing of the Preliminary Prospectus and the final form of such comfort letter shall be substantially in the form of such draft approved by the Underwriters);

(d) comfort letters similar to subparagraph 4(c) with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' Counsel, acting reasonably;

(e) as soon as possible after the filing of the Prospectus, without charge, commercial copies of the Prospectuses and any Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust, or the printer thereof, given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(f) such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Material as the Underwriters may reasonably request.

The deliveries referred to in subparagraphs 4(a), (b), (e) and (f) shall also constitute the Trust's consent to the use by the Underwriters and sub-agents, if any, of the Prospectuses, any Supplementary Material and any documents incorporated by reference therein in connection with the offering and sale of the Debentures.

5. Trust's Covenants

(a) During the period from the date hereof until the completion of the distribution of the Debentures, the Trust will promptly inform the Underwriters with full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or any of the Subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case is or may be of such a nature as to:

(1) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(2) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(3) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws;

provided that if the Trust is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subparagraph 5(a) has occurred, the Trust shall promptly inform GMP, as co-lead underwriter, for and on behalf of the Underwriters, of the full particulars of the occurrence giving rise to the uncertainty and shall consult with GMP, as co-lead underwriter, for and on behalf of the Underwriters, as to whether the occurrence is of such nature.

(b) During the period from the date hereof until the completion of the distribution of the Debentures, the Trust will promptly and, in any event, within 2 business days of receipt of any request, order or communication, inform the Underwriters with full particulars of:

(i) any request of the Securities Commissions for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by the Securities Commissions or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority, relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of Debentures.

(c) The Trust will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subparagraphs 5(a) or (b) above and the Trust will prepare and file promptly at the Underwriters' request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust shall have allowed the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute the certificate required to be executed by them in, or in connection with, such Supplementary Material.

(d) During the period from the date hereof until the completion of the distribution of the Debentures, the Trust will provide to GMP, as co-lead underwriter, for and on behalf of the Underwriters, for review by GMP and the Underwriters' Counsel, at least 1 business day prior to filing or issuance:

(i) any financial statement of the Trust;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular intended to be filed as part of the Public Record; and

(iii) any press release of the Trust.

(e) The Trust will use its reasonable best efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for the issuance of the Debentures and shall comply with all requirements of the Exchange in connection with the issuance and listing of the Debentures on the Exchange including the filing of all necessary documentation in accordance with the requirements of the Exchange in connection with the listing of the Debentures on the Exchange.

(f) The Trust shall use its reasonable best efforts to maintain its status as a reporting issuer not in default of any Applicable Securities Laws in the each of the provinces of Canada until at least December 31, 2006.

(g) The Trust hereby agrees, from the date hereof until 90 days following the Closing Date, not to directly or indirectly: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Units or securities convertible into or exchangeable for Units (other than for purposes of director, officer or employee stock options and incentives; to satisfy existing instruments issued at the date hereof; and securities issued in connection with an arm's length acquisition, merger, consolidation or amalgamation with any company or companies); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in (i) or (ii) is settled by delivery of Units or other securities of the Trust, in cash or otherwise, without the prior written consent of GMP, as co-lead underwriter, for and on behalf of the Underwriters, such consent not to be unreasonably withheld.

6. Underwriters' Covenants

The Underwriters covenant and agree with the Trust that they will:

(a) offer the Debentures for sale to the public, directly and through sub-agents, if any, in compliance with the Applicable Securities Laws and upon the terms and conditions set forth in the Prospectuses, any Supplementary Material and this Agreement;

(b) not solicit offers to purchase or sell the Debentures or otherwise conduct activities so as to require registration of the Debentures or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Debentures under the laws of any jurisdiction other than the Qualifying Provinces except in any jurisdiction outside of Canada, consented to by the Trust, in compliance with the applicable laws thereof and provided that the Underwriters may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is

in compliance with applicable securities laws in such jurisdiction and does not require the qualification or registration of the Debentures in that jurisdiction or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Debentures under the laws of such jurisdiction and will cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Debentures. The Underwriters shall be entitled to assume that the Debentures are qualified for distribution in the Qualifying Provinces where a receipt for the Prospectus has been obtained from the Securities Commissions following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the Securities Commissions; and

(c) notify the Trust when, in their opinion, they have ceased distribution of the Debentures and shall, as soon as practicable, provide the Trust with a breakdown of the number of Debentures distributed in each of the Qualifying Provinces where such breakdown is required for the purposes of calculating fees payable to the Securities Commissions.

7. Representations and Warranties of the Trust Parties

Each of the Trust Parties jointly and severally represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material pursuant to paragraph 4 shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust Parties (and each of them hereby acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement) that:

(i) the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(1) are at the respective dates of such documents, true and correct in all material respects;

(2) contain no misrepresentation; and

(3) contain full, true and plain disclosure of all material facts relating to the Trust and its Subsidiaries and the offering of the Debentures;

other than any information or statements relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material;

(ii) the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by

reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust and the Subsidiaries (taken as a whole);

(b) the Trust has been duly created and organized and is a valid and subsisting trust under the laws of Province of Alberta and has all requisite trust authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it and to own, lease and operate its assets and properties;

(c) each of the Subsidiaries has been duly incorporated and organized and is validly subsisting under the laws of the jurisdiction of its incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets;

(d) the Trust and each of its Subsidiaries is qualified to carry on business and is validly existing under the laws of each jurisdiction in which it carries on a material portion of its business;

(e) the Trust has full power and authority to enter into this Agreement and the Indenture and to perform its obligations set out herein and therein, including the execution of the certificates in the Preliminary Prospectus and Prospectus, and this Agreement has been, and the Indenture will, on the Closing Date be, duly authorized, executed and delivered by the Trust and this Agreement is, and the Indenture will, on the Closing Date be, a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with their respective terms, subject to the general qualifications that:

(i) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) the enforceability may be limited by general principles of equity, including the limitation that the grant of equitable remedies, including specific performance and injunctive relief, is available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity and contribution hereunder may be limited under applicable law;

(f) the Trust has full power and authority to issue the Debentures and, at the Closing Date, the Debentures will be duly and validly authorized for issuance and will, upon receipt of full payment therefor, be validly issued pursuant to the Indenture;

(g) the Trust has full power and authority to issue the Units issuable upon conversion of the Debentures pursuant to the Indenture (the "**Underlying Units**") and, at the Closing Date, the Underlying Units will be duly and validly authorized, allotted and reserved for issuance and upon the conversion of the Debentures pursuant to the Indenture, will be issued as fully paid and non-assessable Units;

(h) neither the Trust nor any of its Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement and the Indenture and the performance of any of the transactions contemplated hereby and thereby by the Trust, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the trustees, unitholders or shareholders, as the case may be, of the Trust or any of its Subsidiaries, or, subject to receipt by the Trust of the consent of the lenders under its credit facility to the offering of Debentures, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or any of its Subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust or any of its Subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust and its Subsidiaries (taken as a whole) or its properties or assets;

(i) there has not been any material adverse change in the capital, assets, liabilities (absolute, accrued, contingent or otherwise) of the Trust or any of its Subsidiaries from the position set forth in the Financial Statements (other than as has been publicly and generally disclosed or disclosed in the Prospectuses), there has not been any material adverse change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust and its Subsidiaries (taken as a whole) since the date of the Financial Statements and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust and its Subsidiaries (taken as a whole) which have not been disclosed publicly or in the Prospectuses;

(j) the Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada consistently applied, the financial position and condition of the Trust and its Subsidiaries as at the dates thereof and the results of the operations of the Trust and its Subsidiaries for the periods then ended and reflect all liabilities (absolute, accrued, contingent or otherwise) of the Trust and its Subsidiaries as at the dates thereof;

(k) there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Trust or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) of the Trust and its Subsidiaries (taken as a whole) or their respective assets or which affects or may affect the distribution of the Debentures, and the Trust is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(l) the authorized capital of the Trust is as disclosed in the Prospectuses of which the number of Units disclosed in the Prospectuses are issued and outstanding and no other Units are issued and outstanding as at the Closing Date, all of which outstanding Units are or will be at the Closing Time validly issued as fully paid and non assessable Units. Except as disclosed in the Prospectuses, the Trust legally and beneficially owns all outstanding securities of the Subsidiaries;

(m) other than pursuant to the provisions of this Agreement and other than 282,816 outstanding restricted units, no person holds any securities convertible or exchangeable into any unissued securities of the Trust or any of its Subsidiaries, or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase or other acquisition of any unissued securities of the Trust or any of its Subsidiaries;

(n) neither the Securities Commissions, other securities commissions or similar regulatory authorities, the Exchange nor any other stock exchange in Canada has issued any order, which is currently outstanding, ceasing, halting, suspending or preventing other trading in any securities of the Trust or any of its Subsidiaries, no such proceeding is, to the knowledge of the Trust, pending, contemplated or threatened and neither the Trust nor any of its Subsidiaries is in default in any material respect of any requirement of Applicable Securities Laws in the Qualifying Provinces;

(o) the Trust and each of its Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or any of its Subsidiaries, and, to the knowledge of the Trust as of the date of this Agreement, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or any of its Subsidiaries in respect of taxes, governmental charges or assessments or

any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(p) neither the Trust nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its unitholders, shareholders, officers, directors or employees or any other person not dealing at arm's length with the Trust or any of its Subsidiaries that are currently outstanding;

(q) neither the Trust nor any of its Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with the Trust or any of its Subsidiaries which may have a material effect on the conduct of the business, operations, financial condition or income of the Trust or any of its Subsidiaries;

(r) the minute books of the Trust and each of its Subsidiaries are true and correct in all material respects;

(s) other than as provided for in this Agreement, the Trust has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finders fees, commissions or other similar forms of compensation with respect to the transactions contemplated in this Agreement;

(t) except for the Trust's Restricted Unit Plan and Performance Unit Plan and except for employment or consulting agreements or arrangements disclosed in the Prospectuses or otherwise disclosed to the Underwriters, and rights otherwise available for employees of the Trust and its Subsidiaries at common law, there is currently no material plan in place for retirement bonus, pension benefits, unemployment benefits, deferred compensation, severance or termination pay, insurance, sick leave, disability, salary continuation, legal benefits, vacation or other employee incentives or compensation that is contributed to or required to be contributed to by the Trust or the Subsidiaries for the benefit of any current or former director, trustee, officer, employee or consultant of the Trust or the Subsidiaries;

(u) neither the Trust nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of trustees, directors and officers in accordance with the Trust Indenture or by-laws of the Subsidiaries and applicable laws) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(v) to the knowledge of the Trust, no officer, director, employee or any other person not dealing at arm's length with the Trust or any of its Subsidiaries, or any associate or affiliate of any such person, owns, has or is entitled to any royalty or any other encumbrances or claims of any nature whatsoever on the Trust's or the Subsidiaries' oil and gas properties or other assets or any revenue or rights attributed thereto;

(w) any and all operations of the Trust and its Subsidiaries and, to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the material assets and properties of the Corporation and its Subsidiaries, have been

conducted in accordance with good oilfield practices based upon the jurisdiction in which such assets or properties are located;

(x) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Trust and the Subsidiaries as a whole, in respect of each of the Trust and its Subsidiaries:

(i) it is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental health or safety matters (collectively, the "**Environmental Laws**");

(ii) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Trust or any of its Subsidiaries that have not been remedied;

(iv) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Trust or any of its Subsidiaries;

(v) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect and neither the Trust nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(y) the Trust does not have in place a unitholders' rights protection plan;

(z) neither the Trust nor, to its knowledge, any of its holders of Units is a party to any unitholders agreement, shareholders agreement, escrow agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Trust;

(aa) the Trust and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to the Trust and each of its Subsidiaries of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Trust and each of its Subsidiaries as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contain any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Trust or any of its Subsidiaries, as now conducted or as proposed to be conducted;

(bb) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the distribution of the Debentures and the Underlying Units hereunder, except such as may be required under the Applicable Securities Laws and by the rules of the Exchange;

(cc) the information and statements set forth in the Public Record, as they relate to the Trust and its Subsidiaries were true, correct and complete and did not contain any misrepresentation, as of the date of such information or statement and no material change has occurred in relation to the Trust and its Subsidiaries which is not disclosed in the Public Record and the Trust has not filed any confidential material change reports which are still maintained on a confidential basis;

(dd) the Trust is a "reporting issuer" in each of the provinces of Canada, other than Nova Scotia, within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirements of Applicable Securities Laws thereof;

(ee) Olympia Trust Company, at its principal offices in the City of Calgary, in the Province of Alberta is the duly appointed registrar and transfer agent for the Units and the trustee under the Trust Indenture;

(ff) the Trust is in material compliance with the terms of each Material Agreement and the Trust is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(gg) to the knowledge of the Trust, no director or senior officer of the Trust or any of its Subsidiaries, nor, to the knowledge of the Trust, without inquiry, any other insider of the Trust, has a present intention to sell any securities of the Trust held by it;

(hh) the Trust made available to GLJ, prior to the issuance of the GLJ Report, for the purpose of preparing such report, all information requested by GLJ, which information did not contain any material misrepresentation at the time such information was so provided. The Corporation has no knowledge of a material

adverse change in any information provided to GLJ since that date. The Corporation believes that the GLJ Report complies with the requirements of National Instrument 51-101 and believes that the GLJ Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein;

(ii) although it does not warrant title, the Trust does not have reason to believe that the Trust and each of its Subsidiaries do not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Trust and its Subsidiaries, except as disclosed in the Public Record, related to bank financing or those arising in the ordinary course of business, and, to the knowledge of the Trust after due inquiry, the Trust and each of its Subsidiaries hold their Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Interest would not have a material adverse effect upon the Trust (taken as a whole);

(jj) the Trust is not aware of any defects, failures or impairments in the title of the Trust or any of its Subsidiaries to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of the Trust or any of its Subsidiaries shown in the applicable independent engineering report attributable to such properties; (B) the current production of the Trust (taken as a whole); or (C) the current cash flow of the Trust (taken as a whole);

(kk) the attributes of the Debentures will conform in all material respects with the description thereof contained in the Prospectuses;

(ll) the Corporation is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings);

(mm) the Debentures shall be created and issued pursuant to the provisions of the Indenture, and the Debenture Trustee shall be duly appointed as trustee pursuant to the Indenture;

(nn) the Trust has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Trust to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with the Applicable Securities Laws; and

(oo) the Responses shall be true in all material respects as at the time such Responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the Responses not misleading in light of the circumstances in which these Responses were made.

8. Conditions

The obligations of the Underwriters hereunder shall be conditional upon the Underwriters receiving on or prior to the Closing Date:

(a) legal opinions of the Trust's Counsel addressed to the Underwriters in form and substance reasonably satisfactory to the Underwriters and Underwriters' Counsel, with respect to such matters as the Underwriters may reasonably request relating to the offering, issuance and sale of the Debentures, including, without limitation, that:

(i) the Trust and the Subsidiaries have been duly organized or incorporated and are valid and subsisting under the laws of their jurisdiction of organization or incorporation and have all requisite power and authority to carry on their respective businesses as now conducted by them and to own their assets and are qualified to carry on business under the laws of each jurisdiction in which they carry on a material portion of their respective businesses;

(ii) the Trust has full power and authority to enter into this Agreement and the Indenture and to perform its obligations set out herein and therein and this Agreement and the Indenture has been duly authorized, executed and delivered by the Trust and constitute legal, valid and binding obligations of the Trust enforceable against the Trust in accordance with their respective terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(iii) the execution and delivery of this Agreement and the Indenture and the fulfillment of the terms hereof or thereof by the Trust and the performance of and compliance with the terms of this Agreement and the Indenture does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any applicable laws or any term or provision of the constating documents of the Trust, or any indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust is a party by which it is bound on the Closing Date, of which such counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets;

(iv) the form and terms of the certificates representing the Debentures and the Units have been approved and adopted and comply with all legal requirements relating thereto;

(v) the Debentures will be validly issued pursuant to the Indenture;

(vi) the Underlying Units will be duly and validly authorized, allotted and reserved for issuance and upon the conversion of the Debentures pursuant to the Indenture, will be issued as fully paid and non-assessable Units;

(vii) all Applicable Securities Laws of the Qualifying Provinces and other laws applicable to the Trust in connection with the creation, offering, issuance and sale of the Debentures have been complied with;

(viii) the attributes of the Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(ix) the Debentures are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(x) the Trust has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Trust to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with the Applicable Securities Laws;

(xi) the Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange; and

(xii) Olympia Trust Company, at its principal office in Calgary has been duly appointed as the trustee under the Trust Indenture and the transfer agent and registrar for the Units;

and additionally, relating to the authorized and issued capital of the Trust and as to all other legal matters, including compliance with Applicable Securities Laws of the Qualifying Provinces, in any way connected with the distribution of the Debentures, as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the jurisdiction of residence of such counsel and on certificates of officers of the Trust, the transfer agent of the Units and the Trust's Auditors as to relevant matters of fact;

(b) a certificate of the Trust dated the Closing Date, addressed to the Underwriters and signed on the Trust's behalf by its Chief Executive Officer or such other officer or director of the Trust or its Subsidiaries satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Trust has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time other than those which have been waived by the Underwriters;

(ii) the representations and warranties of the Trust set forth in this Agreement are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in paragraph 13 has occurred since the date of the Prospectus or to the knowledge of such officer is pending, contemplated or threatened, except in the case where the Trust has consulted with GMP, as co-lead underwriter, for and on behalf of the Underwriters, pursuant to subparagraph 5(a);

(iv) the Trust has made and/or obtained, as applicable, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances under Applicable Securities Laws, from the Exchange, and under any applicable agreement or document to which the Trust is a party or by which it is bound in respect of the execution and delivery of this Agreement, the offering and sale of the Debentures and the consummation of the other transactions contemplated hereby, subject to the completion of filings with the Exchange and the Securities Commissions following the Closing Date;

(c) evidence satisfactory to the Underwriters that conditional listing approval of the Exchange subject to the filing of documents which may be required by the Exchange;

(d) receipt of the comfort letter from the Auditors set out in paragraph 4(c);

(e) the Indenture having been entered into in form and substance satisfactory to the Underwriters and Underwriters' Counsel, acting reasonably; and

(f) the Trust shall have provided to the Underwriters such other documents and certificates as the Underwriters may request, acting reasonably.

The foregoing conditions are for the sole benefit of the Underwriters and may be waived in whole or in part by the Underwriters at any time and without limitation, and the Underwriters shall have the right, if any of the foregoing conditions are not met, on behalf of potential subscribers, to withdraw all subscriptions delivered and not previously accepted by the Trust or withdrawn or rescinded by such persons. If any of the foregoing conditions are not met or waived on or before the Closing Date, the Underwriters may terminate their obligations under this Agreement without prejudice to any other remedies they may have.

9. Closing

The closing of the issue and sale of the Debentures shall be completed at the Closing Time at the offices of the Trust's Counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 8, and any requirements of the Exchange, the Underwriters, on the Closing Date, shall deliver to the Trust:

(a) a wire transfer, payable to or payable as directed by the Trust in an amount equal to the aggregate of all subscriptions delivered to and accepted by the Trust;

against delivery by the Trust:

(a) to the Canadian Depositary for Securities Limited of a definitive global certificate or certificates representing the Debentures registered in the name of CDS & Co. or in such other name or names as the Underwriters shall notify the Trust in writing; and

(b) of such further documentation as may be contemplated by this Agreement or that may reasonably be requested by the Underwriters.

10. Fees

In consideration for their services in underwriting the distribution of and purchasing or arranging for substitute purchasers to purchase the Debentures, including the ancillary service of acting as financial advisors to the Trust in respect of the issue of the Debentures and advising on the terms and conditions of the subject offering, the Trust agrees to pay to the GMP, as co-lead underwriter, for and on behalf of the Underwriters, at the Closing Time a fee (the "**Underwriting Fee**") equal to 4.0% of the gross proceeds from the sale of the Debentures, being the amount of $40 per Debenture sold. The Underwriting Fee may, at the sole option of GMP Securities, as co-lead underwriter, for and on behalf of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Debentures and withheld for the account of the Underwriters.

11. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's Counsel, the fees and expenses of agent counsel retained by the Trust, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, as well as the out-of-pocket expenses of the Underwriters (to a maximum of $10,000) and the reasonable fees of the Underwriters' Counsel (to a maximum of $35,000) plus reasonable disbursements of Underwriters' Counsel (estimated at $2,000) plus applicable G.S.T. The aggregate amount of $47,000 plus G.S.T. in the amount of $2,590 shall be paid by certified cheque or bank draft to GMP or, at the sole option of GMP, as co-lead underwriter, for and on behalf of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Debentures, upon Closing as a prepaid estimate of the legal fees and disbursements of Underwriters' Counsel and out-of-pocket expenses of the Underwriters, such amount to be disbursed by GMP on behalf of the Underwriters.

12. Waiver

The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non compliance with any

other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

13. Termination Events

In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate its obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Debentures is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Trust or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, or by any other competent authority, or there is any change of law or the interpretation or administration thereof, including without limitation the taxation laws of Canada if, in the sole opinion of the Underwriters, or any of them, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the Trust or the trading or distribution of the Units or the Debentures or the market price or value or the marketability of the Units or the Debentures;

(c) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subparagraph 5(a) or any development that could result in a material change or change of a material fact in which, in the sole opinion of the Underwriters, or any of them, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Trust or the market price or value or the marketability of the Units or the Debentures;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust or the market price or value or the marketability of the Units or the Debentures;

(e) the state of the financial markets is such that the Debentures cannot, in the opinion of the Underwriters (or any one of them) be successfully or profitably marketed;

(f) the Underwriters, or any of them, acting reasonably, determines that the Trust or any of its Subsidiaries shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement;

(g) the Trust shall have failed to obtain the preliminary MRRS Decision Document or the final MRRS Decision Document within the time periods specified in paragraphs 2(b)(i) and (ii) hereof, respectively, except where the failure to obtain the preliminary MRRS Decision Document or the final MRRS Decision Document is based on a breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement by the Underwriters;

(h) the Underwriters, or any of them, shall become aware, as a result of its due diligence review or otherwise, of any adverse material change with respect to the Trust (in the sole opinion of the Underwriters, or any of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof; or

(i) the Underwriters, or any one of them, shall determine that the Responses contained information which would have, in the sole opinion of the Underwriters (or any one of them) acting reasonably, a material adverse effect on the market price or value of the Units or the Debentures.

14. Continuation of Termination Right

The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraphs 8, 12 or 13 up to the Closing Time notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Debentures for sale and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to paragraphs 8, 12 or 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15. Exercise of Termination Right

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligations of the Trust under paragraphs 10, 11, 16, 17, 18 or 19. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

16. Survival

All representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Debentures, the termination of this Agreement and the distribution of the Debentures and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

17. Indemnity

The Trust Parties, jointly and severally, shall indemnify and save each of the Indemnified Persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs, damages and expenses to which any of the Indemnified Persons may be subject or which any of the Indemnified Persons may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a) any information or statement contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material) in the Preliminary Prospectus, the Prospectus or any Supplementary Material;

(c) any prohibition or restriction on trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 17(b);

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their sub-agents, if any) relating to or materially affecting the trading or distribution of the Debentures;

(e) any misrepresentation or alleged misrepresentation contained in any of the Responses;

(f) any breach of, default under or non compliance by any of the Trust Parties with any representation, warranty, term or condition of this Agreement or any requirement of Applicable Securities Laws; or

(g) the exercise by any subscriber or permitted assignee of a subscriber for Debentures of any contractual or statutory right of rescission or damages in connection with the purchase of the Debentures, provided that this obligation shall not apply if such rescission or right of action for damages arises out of or is based upon a misrepresentation made by the Underwriters or the failure by the Underwriters to

deliver a copy of the Prospectus and any Supplementary Material within the time required under the laws of the applicable Qualifying Provinces;

The Trust hereby waives its right to recover contribution from the Underwriters and any Indemnified Persons with respect to any liability of the Trust by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of: (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in such document; (ii) any failure by the Underwriters to provide to prospective purchasers of Debentures any document which the Trust is required to provide to such prospective purchasers and which the Trust has provided to the Underwriters; or (iii) any fraud or willful misconduct of the Underwriters or Indemnified Persons.

The Trust agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Trust by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Trust by the Underwriters, the Trust shall pay the Underwriters the reasonable costs (including an amount to reimburse the Indemnified Person for the time spent by its personnel in connection therewith on a per diem basis and out of pocket expenses) in connection therewith.

18. Notice of Indemnity Claim

If any claim contemplated by paragraph 17 shall be asserted against any of the Indemnified Persons in respect of which indemnification is or might reasonably be considered to be provided for in such paragraph, such Indemnified Person shall notify the Trust as soon as possible of the nature of such claim and the Trust shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Trust and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Trust or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 17 if:

(a) the Indemnified Person has been advised by counsel that there may be a material legal defence available to the Indemnified Person which is different from or additional to a defence available to the Trust (in which case the Trust shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(b) the Trust shall not have taken the defence of such proceedings and employed counsel within ten days after notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Trust in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel shall be paid by the Trust; provided that the Trust shall not be obligated to pay fees and expenses of more than one separate legal firm for all Indemnified Persons, as a group.

It is the intention of the Trust to constitute the Underwriters as trustee for the Indemnified Persons for the purposes of paragraphs 17 and 18 and the Underwriters agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

19. Right of Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Trust on grounds of policy or otherwise, each of the Trust and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Trust on the one hand and by the Underwriters on the other hand from the offering of the Debentures; or

(b) if the allocation provided by subparagraph (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subparagraph (a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Trust, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Trust (net of fees but before deducting expenses) bear to the commission and fees received by the Underwriters.

The amount paid or payable by the Trust to an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Trust agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding

paragraphs. The rights to contribution provided in this paragraph 19 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters or Indemnified Party under this paragraph 19 shall be limited to the amount actually received by the Underwriters pursuant to paragraph 10.

20. Several Liability of Underwriters

The Underwriters' rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Debentures set forth opposite its name in this paragraph 20; and

(b) if one of the Underwriters does not purchase its applicable percentage of the total number of Debentures, each of the other Underwriters who shall be willing and able to purchase its own applicable percentage of the total number of Debentures shall be relieved of its obligations hereunder, provided that, notwithstanding the provisions of paragraph (b) of this paragraph 20, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Debentures shall have the right, but not the obligation, to purchase the defaulting Underwriter's applicable percentage of the total number of Debentures.

The applicable percentage of the total number of Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

GMP Securities L.P.	25%
FirstEnergy Capital Corp.	25%
CIBC World Markets Inc.	15%
Canaccord Capital Corporation	15%
BMO Nesbitt Burns Inc.	10%
Scotia Capital Inc.	10%
	100%

Nothing in this Agreement shall obligate the Trust to sell to the Underwriters less than all of the Debentures or shall relieve any Underwriter in default from liability to the Trust or impose any liability on any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.

21. U.S. Securities Matters

(a) the Underwriters acknowledge that none of the Debentures have been or will be registered under the U.S. Securities Act and that the Debentures may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements provided by Rule 144A; or (ii) an exemption from the registration requirements provided by Section 4(2) of the U.S. Securities Act, and represent and agree that none of the Underwriters nor any of their affiliates, nor any person acting on their behalf (a) has made or will make any Directed Selling Efforts,

(b) has made or will make (except to the extent permitted by this Article 21) (x) any offer to sell or solicitation of any offer to buy any of the Debentures to any person in the United States or (y) any sale of the Debentures to any person unless, at the time the order to purchase such Debentures was placed, such person was outside the United States or the seller of such Debentures and any person acting on its behalf reasonably believe that, at the time the order to purchase such Debentures was placed, such person was outside the United States, or (c) has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act. The Underwriters agree that all offers and sales in the United States shall be made in compliance with all applicable federal and state laws and regulations governing registration and conduct of broker-dealers. The Underwriters have not used and will not use any written materials other than the Offering Documents and each offeree of the Debentures in the United States has been sent a copy of the Offering Documents;

(b) the Trust and the Underwriters agree that the Debentures may be offered and sold in the United States pursuant only to: (a) the provisions of Rule 144A and, thereunder, only to persons who are or are reasonably believed to be Qualified Institutional Buyers; and (b) Section 4(2) of the U.S. Securities Act and, thereunder, only to institutions reasonably believed to be Institutional Accredited Investors and, in each case, in compliance with any applicable state securities laws;

(c) in connection with the offers and sales in the United States, the Underwriters agree for themselves and for their affiliates not to offer or sell, or to solicit any offer to buy, by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act and agree to take reasonable steps to ensure that the purchaser is aware that the seller may rely on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A or by Section 4(2) of the U.S. Securities Act, as the case may be;

(d) the Underwriters agree that offers to sell, solicitations of offers to buy and sales of Debentures in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable U.S. state securities ("**Blue Sky**") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers and: (a) in the case of sales pursuant to Rule 144A only by Griffiths McBurney Corp. or another U.S. registered broker or dealer selected by the Underwriters, acting as principal, and only to persons who, prior to soliciting such offerees, the Underwriters had reasonable grounds to believe and did believe, and as of the date hereof, still believes, that each offeree was a Qualified Institutional Buyer; and (b) in the case of sales pursuant to Section 4(2) of the U.S. Securities Act, only to persons who, prior to soliciting such offerees, the Underwriters had reasonable grounds to believe, and as of the date hereof still believe, and did believe that each offeree was an Institutional Accredited Investor;

(e) prior to completion of any sale of Debentures in the United States, each U.S. Purchaser thereof that is a Qualified Institutional Buyer and that is purchasing

Debentures from the Underwriters pursuant to Rule 144A will be deemed to have provided the representations, warranties and covenants in the Offering Documents;

(f) the Underwriters agree that prior to any sale of Debentures in the United States, they caused each U.S. Purchaser, other than U.S. Purchasers referred to in clause (e) above, to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust as contemplated in the Offering Documents;

(g) the Trust represents that it is, and as of the date of issuance of the Debentures will be, a "foreign issuer" as defined in Rule 902(e) of Regulation S and that as of the date hereof it reasonably believes there is, and as of the date of issuance of the Debentures there will be, no Substantial U.S. Market Interest in the Debentures;

(h) the Trust will notify Olympia Trust Company as soon as practicable upon it becoming a "domestic issuer" (as defined in Regulation S). The Trust represents and agrees that, as of the date hereof and as at the date of issuance of the Debentures:

(i) the Debentures are not and will not be;

(ii) no securities of the same class as the Debentures are or will be; and

(iii) no American Depositary Share representing any securities of the same class as the Debentures is or will be;

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted;

(i) the Trust represents that it is not registered or required to be registered as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(j) the Trust agrees that, for so long as any of the Debentures are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and it is not subject to Section 13 or Section 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g 3-2(b) under the U.S. Exchange Act, it will, unless the Debentures may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Debentures, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by Rule 144A(d)(4);

(k) the Trust represents and agrees that neither it nor any of its affiliates, nor any person (other than the Underwriters and their affiliates as to which the Trust makes no representation) acting on behalf of it or its affiliates:

(i) has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions afforded by Rule 144A or Section 4(2) of the U.S. Securities Act or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Debentures pursuant to this Agreement or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

(ii) in connection with the offer or sale of the Debentures has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D); and

(iii) within the six month period prior to the date hereof has offered or sold in the United States any Debentures or other securities of the Trust in a manner that would be integrated with the offer and sale of the Debentures and would cause applicable exemptions from the registration requirements of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Debentures;

(l) the Underwriters have not entered, and will not enter, into any contractual arrangement with respect to the distribution of the Debentures in the United States (except with their affiliates);

(m) at the closing, GMP, together with the U.S. affiliate, will provide a certificate in the form of Schedule "A" to this Agreement, relating to the manner of the offer and sale of the Debentures in the United States;

(n) it is understood and agreed by the Underwriters that all Debentures sold in the United States as part of this Offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THUNDER ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED.

IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM OLYMPIA TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO OLYMPIA TRUST COMPANY AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If any Debentures are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Olympia Trust Company, as registrar and transfer agent, in the form prescribed by the Trust from time to time.

If any Debentures are being sold under Rule 144, the legend may be removed by delivering to Olympia Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

22. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust be addressed to:

Thunder Energy Trust
400, 321 – 6th Avenue S.W.
Calgary, Alberta
T2P 3H3

Attention: Mr. Stuart J. Keck
Facsimile: (403) 232-1315

and a copy to:

Heenan Blaikie LLP
Barristers & Solicitors
1200, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3L8

Attention: Mark Franko
Facsimile: (403) 234-7987

and in the case of notice to be given to the Underwriters, addressed to:

GMP Securities L.P.
1600, 500 – 4th Avenue S. W.

Calgary, Alberta
T2P 2V6

Attention: Mr. Christopher T. Graham
Facsimile: (403) 543-3589

FirstEnergy Capital Corp.
1100, 311 – 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

Attention: Mr. Scott Bratt
Facsimile: (403) 262-0633

CIBC World Markets Inc.
900, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 3J7

Attention: Mr. Brian Heald
Facsimile: (403) 260-0524

Canaccord Capital Corporation
2200, 450 – 1st Street S.W.
Calgary, Alberta
T2P 5P8

Attention: Mr. Tim Hart
Facsimile: (403) 508-3866

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Mr. Kevin Everingham
Facsimile: (403) 515-1535

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1

Attention: Mr. Steven Kroeker
Facsimile: (403) 298-4099

and a copy to:

McCarthy Tétrault LLP
Barristers and Solicitors
3300, 421 – 7th Avenue S. W.
Calgary, Alberta
T2P 4K9

Attention: Mr. Sony Gill
Facsimile: (403) 260-3501

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a business day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a business day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is sent.

23. Obligations of the Underwriters

The Trust: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as fiduciaries of their clients.

24. Authority to Bind Underwriters

The Trust shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by GMP, as co-lead underwriter, for and on behalf of the Underwriters, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraph 17 or paragraph 19 or any matter referred to in paragraph 13 or 20.

25. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect

any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

26. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

27. Time of the Essence

Time shall be of the essence of this Agreement.

28. Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. The parties hereto shall be entitled to rely on delivery of a facsimile copy of this executed Agreement and such facsimile copy shall be legally effective to create a valid and binding agreement.

29. Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Trust with respect to the issuance of securities by the Trust, including without limitation the engagement letter dated March 16, 2006.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to the Underwriters' Counsel.

GMP SECURITIES L.P.

Per: *"Christopher T. Graham"*

FIRSTENERGY CAPITAL CORP.

Per: *"M. Scott Bratt"*

CIBC WORLD MARKETS INC.

Per: *"T. Timothy Kitchen"*

CANACCORD CAPITAL CORPORATION

Per: *"Timothy J. Hart"*

BMO NESBITT BURNS INC.

Per: *"Kevin A. Everingham"*

SCOTIA CAPITAL INC.

Per: *"Steven Kroeker"*

ACCEPTED AND AGREED to as of the date first written above.

THUNDER ENERGY TRUST
By: Thunder Energy Inc.

Per: *"Stuart J. Keck"*

Stuart J. Keck
President and Chief Executive Officer

THUNDER ENERGY PARTNERSHIP
By: Thunder Energy Inc.

Per: *"Stuart J. Keck"*

Stuart J. Keck
President and Chief Executive Officer

THUNDER ENERGY INC.

Per: *"Stuart J. Keck"*

Stuart J. Keck
President and Chief Executive Officer

SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of convertible unsecured subordinated debentures (the "Debentures") of Thunder Energy Trust (the "Trust") with one or more purchasers ("U.S. Purchasers") the undersigned on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated effective as of March 22, 2006, among the Trust and the Underwriters (the "Underwriting Agreement"), each of the undersigned does hereby certify in favour of the Trust as follows:

(a) Griffiths McBurney Corp. (the "U.S. Affiliate") is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) all offers and sales of the Debentures in the United States were made to institutional "accredited investors" ("Institutional Accredited Investors"), within the meaning of Rule 501(a)(1),(2),(3) or (7) under the United States Securities Act of 1933, as amended ("U.S. Securities Act") or "qualified institutional buyers" ("QIB") within the meaning of Rule 144A under the U.S. Securities Act;

(c) all offers and sales of the Debentures in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker dealer requirements;

(d) immediately prior to each offer, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor or QIB and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor or a QIB, as the case may be;

(e) in connection with offers and sales of Debentures, neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);

(f) prior to any sale of Debentures in the United States, we caused each U.S. Purchaser that is not a QIB purchasing Debentures pursuant to Rule 144A under the U.S. Securities Act to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust substantially as contemplated in the Offering Documents.

(g) neither we nor any of the Underwriters nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated: April •, 2006

GMP SECURITIES L.P.	**GRIFFITHS McBURNEY CORP.**
Per: ______________________________	Per: ______________________________

2005 REPORT TO OUR UNITHOLDERS

As a unitholder in a new trust, I would hope to see stabilized production and sustainable distributions initially. Somewhere down the road, I would expect to see growth in both of those fundamentals. As President and CEO of Thunder Energy Trust, I can assure our unitholders that those primary objectives drive everything we do.

TABLE OF CONTENTS



THY.UN

***Thunder Energy Trust was formed on July 7,* 2005 through the amalgamation of certain assets from three separate exploration and production companies: Thunder Energy Inc., which was the largest entity, Mustang Resources Inc. and Forte Resources Inc. The Trust began trading on the TSX on July 12, 2005 under the ticker symbol: THY.UN.**



STUART KECK PRESIDENT AND CHIEF EXECUTIVE OFFICER

SUSTAINING DISTRIBUTIONS TO UNITHOLDERS

Our number one priority is to sustain distributions on a monthly basis. Initially, we expect to achieve production stability through exploitation of our existing lands via the drill bit. To meet our objectives of distribution growth down the road, we will be looking to consummate strategic acquisitions over the next one to two years.

Our distribution strategy is targeted to pay less than 65% of cash flow in monthly distributions to our unitholders. However, during periods of low commodity prices, we recognize that to maintain our monthly distribution at $0.15 per unit, this payout ratio will rise above 65%, and the Trust will utilize funds from our distribution reinvestment program to fund a portion of our capital program. For 2006, we have reduced our capital forecast from $79.1 million, to $65 million, and are targeting approximately 86 (69.2 net) wells to be drilled. Our production guidance is being maintained at 10,500 boe/d, and is primarily driven from our significant behind pipe volumes of 12,000 boe/d at the end of the first quarter 2006, and identified exploitation opportunities.

One month after the Trust was formed, Stuart Keck assumed the role of President and CEO. In this first annual report to unitholders, he discusses some of the key developments and strategies for ensuring stability and growth.

INVESTING IN THUNDER TRUST

I think the investment attraction exists on a number of fronts. We have about 160,000 net acres of undeveloped land, which is a sizeable base relative to our production. Those lands reside within our six core districts where we own and operate nearly all of the facilities at high working interests, which is a key element to maintaining a low cost structure and high netbacks.

A second strength is our growing drilling inventory which has increased by more than 50% since inception on July 7, 2005. We now have greater than 200 (approximately 150 net) locations in inventory, and we are working to expand that to more than two years of activity. In addition, we have more than 75 (53.7 net) identified exploitation opportunities. Based on previous experience, that level of inventory will afford the production sustainability that we are looking to achieve.

Another competitive edge is our large 3D seismic database covering many of our core areas. In fact, in our first quarter of operations as a Trust, we acquired additional 3D seismic over 21 townships which is a very large base of valuable data. Our teams will be conducting extensive technical work in 2006, and I have no doubt their analysis will lead to significant added value. We consider this "option value" which is currently not seen in the value of our units in the marketplace.

ON THUNDER'S UNIQUE PARTNERSHIPS

One aspect that differentiates Thunder from other trusts is our strategic partnerships with two energy companies; Alberta Clipper Energy Inc. is pursuing high reward oil and gas exploration, and Ember Resources Inc. has a leading position in coalbed methane (CBM). Both were spin-out companies created at the same time that the Trust was formed. These synergistic alliances complement our ability to execute on grass-roots drilling opportunities, and lower our risk and capital exposure. We see these partnerships as a very attractive feature of Thunder which, again, provides option value that we believe is not being realized in our valuation in the marketplace.

One aspect that differentiates Thunder from other trusts is our strategic partnerships. These synergistic alliances complement our ability to execute on grass-roots drilling opportunities, and lower our risk and capital exposure.

ON SYNERGIES WITH EMBER RESOURCES

Our strategic alliance with Ember has already yielded benefits. For instance, we have participated in land sales jointly with Ember, which was interested only in the CBM rights for the acreage, while we saw attractive opportunities in the conventional horizons. With soaring prices for land, we have acquired a number of sections at Crown land sales on a shared cost basis.

The same synergistic approach in drilling has led to significant cost savings. Through agreements with Ember to pursue drilling and completions using a single wellbore, we have developed our 100% working interest in conventional sands, while Ember has developed their 100% working interest in CBM horizons. That wellbore sharing agreement yielded significant capital savings on drilling, tie-ins and facilities in one program in our Fenn-Big Valley area.

ON SYNERGIES WITH ALBERTA CLIPPER

With Alberta Clipper we have a close relationship on the technical side. They have a team of explorationists, while Thunder's team has more of an exploitation mindset. With our large seismic database, our geophysical and geosciences teams are looking to expand our plays, while the team at Alberta Clipper is focused on higher reward discoveries. That means there are double the number of eyes looking at any play, and assessing the risk and reward from two different operational slants. This alliance has the potential to add significant value to our asset base, while ensuring our risk exposure remains at an acceptable level for the Trust.

Technical advantage in our core areas allows for boundary expansion through grass-roots drilling or area acquisitions.

ON THUNDER'S BIGGEST CHALLENGE

Our biggest challenge last year was to work through transition and integration, and I am pleased to report that phase is essentially complete. Looking back, it was a difficult exercise. We had to deal with the complexities of bringing three independent exploration and production companies together and launching a new trust. It was not as though we were a trust that had been operating for years and rolled companies in as an acquisition. It was much more complex.

Our transition hurdles included filling key management roles and staffing technical and support positions, which had to be accomplished in an environment where there is strong competition for talent. That was followed by formulating and familiarizing new teams within a trust mind-set. Many of the technical people from the predecessor companies remained with the Trust, and we have staffed all key positions required to execute an active 2006 development program.

One critical aspect was to get a firm handle on the combined assets and to increase our confidence in what they can produce on a sustainable basis. We entered into extensive programs of systems set-up and conversion, and developed robust tracking and forecasting systems, all of which are essentially in place.



In today's environment, where all oil and gas entities are being challenged by hiring and retaining people, we have assembled outstanding teams, which is one of our primary strengths.

ON THUNDER'S TECHNICAL AND SUPPORT TEAMS

When people ask me what Thunder's biggest asset is, I don't mention a property like Rosalind or Manola. I tell them – our people. In today's environment, where all oil and gas entities are being challenged by hiring and retaining people, we have assembled outstanding teams, which is a huge strength. And we are placing high demands on those teams who are performing beyond expectations. We have the processes in place, and our people have the skill sets required to assess the underlying attributes of our assets, both from a geosciences and engineering aspect, and from a risk assessment perspective. We are continuing to build a robust and technically astute view of our assets, much to the credit of our people.

To illustrate the capabilities of our teams, we were able to execute a capital expenditure program of $45.7 million for the drilling of 71 (46.3 net) wells in 2005 since inception of the Trust, which was considerably higher than the $21 million budget we had initially planned. That was quite an achievement considering that our first six months were dominated by an intense exercise in integration.

ON ACQUISITIONS

First of all, acquisitions in western Canada and in general in North America have become extremely expensive; in fact, acquisition prices per unit of reserves have never been higher. I am personally a value investor and at Thunder we take a detailed approach on adding value for unitholders. Acquisitions must be completed for the right reasons; being accretive on a per unit basis on key fronts is obviously one of them. Rigorous analysis goes into our decisions on value, including a well-by-well, pool-by-pool analysis in order to mitigate any inherent risks that may reside inside assets.

We are currently exploring several growth avenues: expanding our core areas or acquisitions within core areas and, for step-function growth, establishing new core areas. We are well aware of the deal flow in Western Canada. With the transition phase behind us, we will be more aggressively pursuing the acquisition side of our business.

ON MANAGEMENT

Two very key individuals remained with the Trust from our predecessor, Thunder Energy Inc. We retained Brent Kirkby as Vice President Finance and CFO, a role he held with our predecessor for six years. Brent's in-depth experience and historical knowledge is invaluable to our business. Another key individual is Steve Gell, Vice President Production, who was with our predecessor for eight years and is extremely knowledgeable with our production operations.

We have added Brad Crowe as Vice President Land, who I have known personally for a couple of decades now. He is well respected and is known as someone who produces value-added results. Our Vice President Engineering, Gerry Boyer, joined the Trust last December. Gerry has managed many multi-million dollar projects, is known for his astute technical ability and brings extensive Canadian and international experience to Thunder.

With the transition phase behind us, we will be more aggressively pursuing the acquisition side of our business.

ON SUSTAINABILITY

The model for energy trusts is very different today versus a few years ago. Initially, energy trusts operated with high payout ratios, often times approaching 100%, and a single strategy focus. That model has changed. Most trusts are now structured with a lower payout scenario distributing anywhere from 50% of cash flow to periodic highs of maybe 85% which is dependent on the commodity price environment at the time. That model provides enough cash flow to sustain production from an existing land base, and possibly even grow it. With our payout ratio targeting an annualized rate of 65%, we have a sustainable model for Thunder Trust. But we also have important differentiators that will assist in our early success.

Thunder's sustainable business model takes into account the volatile commodity price environment. We intend to maintain stable distributions in the near term through drill bit opportunities, with distribution growth to come from key acquisitions.

We have large contiguous land spreads and a significant database of 3D and 2D seismic. This, and control of nearly all of our facilities, afford us the luxury to continually expand the attributes of the local geology. There's no question we have a technical advantage in terms of knowledge and operatorship in our core areas and certainly, we have the technical ability to expand those boundaries. We also expect our synergistic activities with strategic partnerships to generate significant benefits for Thunder, and our partners. With a slightly longer term view, we will be pursuing acquisitions to add step-change growth and value for unitholders.

ON THUNDER'S INVESTOR BASE

The scope of investor interest in the sector has certainly changed from the mid- to late 1990s, when it was almost all a retail investor-based product. Although still predominantly retail, the institutional investor has moved into the space. Although it's a difficult number to pin down, institutions own approximately 30% of our units which likely reflects the vast majority of trusts in our sector. The Canadian oil and gas trust market has also grown internationally. About 30% of our unitholder base is foreign – approximately 25% is held in the United States, with the remainder in the UK and elsewhere. That growth in interest is largely attributable to the large following from the analyst side.

ON THUNDER IN 2006

2006 will be the year we truly solidify the sustainability of this Trust and cultivate growth opportunities. We have strong management, exceptional technical talent and an underlying support team that truly enjoys working together. We have the ability to execute. We are tied to unitholders' interests through our long-term incentive plan. Thunder's business model intends to sustain distributions at the current level in the near term through grass roots, internally-generated drill bit opportunities, and provide growth in distributions through the execution of key acquisitions. We are looking forward to a highly productive and exciting year.

[Signed]

Stuart J. Keck
President and Chief Executive Officer

March 10, 2006





TEAMWORK

Teamwork is critical to Thunder's success. Daily contact between our people in the field and head office form the basis for important operational decisions which, ultimately, lead to business decisions that impact unitholders. Our people and their commitment to working as a team are our most valuable resource.



ON FORMATION OF THE TRUST

Thunder Energy Trust was created with the goal of providing consistent monthly distributions for investors. Thunder began trading on the TSX on July 12, 2005 and the first monthly distribution (15 cents per Trust unit) was paid on August 15 to unitholders of record on July 29, 2005.

Brent Kirkby, Vice President and Chief Financial Officer, remained with the Trust after having spent six years in the chief financial position with the predecessor company, Thunder Energy Inc.

Thunder was formed through a merger and combination of assets from three TSX-listed companies: Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc., which established an asset base of high netback oil and gas properties and control of the majority of the production infrastructure.

Our business plan centers on maintaining a base level of production through two strategic thrusts: low-risk exploitation and development drilling activities, and acquisitions that are accretive on a per unit basis. Thunder also pursues higher reward plays through strategic partnerships with an exploration and production company, Alberta Clipper Energy Inc., and a coalbed methane company, Ember Resources Inc.

ON TAXABILITY OF DISTRIBUTIONS

The following is provided as general information only; all unitholders should consult with a tax specialist to determine their own specific financial situation.

As with all trusts, Thunder's distributions provide tax advantages for unitholders, with the specific tax benefits dependent on a unitholder's place of residence. For the 2005 income tax reporting year, for Canadian residents, approximately 81% is taxable with the remaining 19% being considered a return of capital and subject to tax deferral. For U.S. residents, the tax treatment in 2005 results in approximately 97% of distributions being subject to tax, with the remaining 3% being subject to tax deferral. A full description of the taxability of distributions can be found on our website at www.thunderenergy.com.

ON DISTRIBUTION RE-INVESTMENT PROGRAM (DRIP)

Thunder has a DRIP which allows Canadian unitholders to conveniently increase their cash distributions, or reinvest cash distributions paid by the Trust in additional units at 95% of the average market price.

What are the advantages of the Plan?

(a) The Premium Distribution™ (Premium DRIP) component of the plan provides a means by which you as unitholders can, in effect, increase your cash distributions by 2%.

(b) The distribution reinvestment (Regular DRIP) and optional cash payment components of the plan provide a convenient and cost-effective way to increase your investment in Thunder, generally without incurring commissions, service charges or brokerage fees.

(c) Units purchased with reinvested distributions in either program are purchased at a 5% discount to the average market price.

(d) If you elect to participate in either the Premium DRIP component or the Regular DRIP component, then you can apply to purchase new units at the average market price, with no discount. These optional cash payments are subject to limits established under the plan.

(e) Funds to be invested in new units on your behalf can be fully invested because fractions of units (to four decimal places) as well as whole units will be credited to your account.

For details regarding the DRIP, please visit our website www.thunderenergy.com. We strongly recommend that you contact your broker, investment dealer, financial institution, or whoever holds your units for details regarding your individual participation in the plan.

ON PRODUCTION SPLIT

Our production split for the last half of 2005 was 63% natural gas and 37% crude oil and NGL.

ON DISTRIBUTIONS

Our distribution strategy is targeted to pay less than 65% of cash flow in monthly distributions to our unitholders. However, during periods of low commodity prices, we recognize that to maintain our monthly distribution at $0.15 per unit, this payout ratio will rise above 65%, and the Trust will utilize funds from our distribution reinvestment program and other sources to fund a portion of our capital program.

ON OUR NINE-YEAR RLI AND UNDEVELOPED LAND BASE

RLI stands for Reserve Life Index and is a benchmarking tool for comparing trusts and conventional oil and natural gas producers.

RLI is calculated by dividing total reserves at a particular date by total production for the forecast year, or the forecast of production for the coming year. This generates the RLI which is measured in years. RLI gives unitholders, financial analysts and trust managers a snapshot of the longevity of the reserve base, but should not be confused with economic life.

Thunder's RLI is currently 9.0 years based on expected 2006 production of 10,500 boe/d and 34,343 mboe of proved plus probable reserves. We have about 163,000 net acres of undeveloped land and over 150 possible net drilling locations through which we expect to add future reserves to maintain or grow our RLI.

ON HEDGING

As with all trusts, Thunder has limited control over fluctuations in the price of oil and gas. To mitigate the effects of changes in commodity prices, we implemented a hedging strategy in early 2006. This strategy will not be used to speculate on future prices, but it will be used to help stabilize cash flow, thereby protecting our near term capital expenditure budget and cash distributions to unitholders.

ON 2006 BUDGET

For 2006, our capital budget is $65 million, targeting approximately 86 (69.2 net) wells to be drilled. Our production guidance remains flat for the year at 10,500 boe/d, and is primarily driven from our significant behind pipe volumes at the end of the first quarter 2006, and low-risk exploitation opportunities. Given our behind pipe estimates at March 2006 of 1,200 boe/d and our large inventory of exploitation opportunities, we have elected to defer certain gas weighted capital expenditures and put in place near term commodity hedges to alleviate further downside commodity price risk.

ON REPORTING AND COMPARABILITY OF 2005 FINANCIALS

Unitholders should note that the 2004 comparable financial results included in this annual report represent the consolidated results of one of the Trust's predecessor companies, Thunder Energy Inc. As such, the 2004 results are not directly comparable with the Trust's 2005 results.

In accordance with Canadian generally accepted accounting principles, the financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy Inc. Accordingly, the consolidated financials statements for the periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy Inc. The financial statements for the year ended December 31, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1, 2005 to July 6, 2005, and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7, 2005 to December 31, 2005.



LEADERSHIP

Leadership takes many forms in our industry. At Thunder we are proud of the leadership shown by our field personnel in ensuring high standards of safety and environmental compliance. Our Rosalind Foreman, Ron Robinson (right), is one example. He's been with Thunder for nine years, providing an important link between our written policies and our safety and environmental performance in the field.



OPERATIONS

Thunder's diverse asset base encompasses six districts stretching from northeast B.C. to southeastern Saskatchewan. Within each district, Thunder has core areas comprising large contiguous land blocks held at high working interests. Thunder controls most of the facility infrastructure.

ON THUNDER PROPERTIES

A key component of the business plan is for Thunder's technical teams to internally generate drilling and exploitation opportunities to maintain production. Thunder has a significant database of 2D and 3D seismic covering much of its property portfolio. An extensive number of exploitation opportunities are in inventory along with greater than 200 gross drilling locations, predominantly lower risk plays. That level of defined locations will support an active drilling program for the next two years and work is ongoing to increase that location inventory.

THUNDER AT A GLANCE

- 84% of production operated
- 63% gas, 37% oil & NGL
- Oil averages 33° API
- 692,325 acres (370,828 net) of total developed and undeveloped land
- 163,168 net acres of undeveloped land
- Thunder owns gas processing capacity of 45 mmcf/d. The Trust has high working interests in most facilities and operates gas processing plants in the Central Alberta core areas of Rosalind, Fenn-Big Valley, Matziwin and Clive.
- Thunder has oil processing capacity exceeding 7,500 bbls/d. Thunder operates about 75% of its oil facilities at high working interests.
- Thunder operates 1,150 km of oil and gas gathering pipelines

Location inventory

- Total well inventory – 211 (approximately 150 net), inventory of two years
- 2006 and early 2007 wells budgeted – 109 (84.2 net)
- Locations referred to in the property overview section reflect the wells to be drilled in 2006 and early 2007
- Average working interest in 2006 drilling program – 80%
- Exploitation opportunities on existing wells – 75 (53.7 net)

89% average working interest in production

87% of production is operated

72% average working interest in 343,394 acres; 93,535 net undeveloped acres

39% average working interest in production

95% of production is operated

37% average working interest in 42,767 acres; 6,772 net undeveloped acres

19% average working interest in production

60% of production is operated

32% average working interest in 217,535 acres; 41,148 net undeveloped acres

BRITISH COLUMBIA

ALBERTA

SASKATCHEWAN

NE BC 4

Northern Alberta

3

Manola

1

1 Redwater

1 Rosalind

Western Alberta 2

1 Clive

1 Fenn-Big Valley

Calgary

5

Whiskey

1 Matziwin

SE Saskatchewan 6

72% average working interest in production

99% of production is operated

43% average working interest in 32,486 acres; 6,503 net undeveloped acres

55% average working interest in production

100% of production is operated

71% average working interest in 4,477 acres; 1,279 net undeveloped acres

77% average working interest in production

95% of production operated

56% average working interest in 12,347 acres; 4,631 net undeveloped acres

PROPERTY OVERVIEW

1 CENTRAL ALBERTA Central Alberta is Thunder's largest producing region accounting for 57% of total daily volumes. On a boe basis, 78% of production is natural gas, 22% is oil and NGL. The main natural gas producing areas are Rosalind, Manola, Fenn-Big Valley, Clive and Matziwin. Clive is a CBM property currently producing 4.0 mmcf/d from the Horseshoe Canyon coals. The main oil producing areas in Central Alberta are Rosalind and Redwater. Exploitation efforts utilize horizontal drilling in the areas of Rosalind and Redwater.

The primary drilling targets are low risk with multi-zone potential. In 2006 and early 2007, Thunder is planning to drill 73 (58.8 net) wells in Central Alberta.

Major Projects

Fenn-Big Valley – Through a strategic alliance, Thunder is sharing wellbore facilities and costs with Ember Resources at Fenn-Big Valley. Ember is developing the Horseshoe Canyon CBM horizons, while Thunder is developing the Belly River conventional gas. This alliance significantly reduces Thunder's capital requirements.

Manola – A large 3D seismic survey is being added to an extensive 2D seismic database. The technical team is continuing to identify stacked exploration and exploitation targets and is studying the area for enhanced recovery on existing pools and by-passed pay opportunities.

Rosalind – The drilling of 16 (10 net) wells is planned, targeting both shallow and deeper gas targets. Thunder has a large contiguous land base and extensive 2D and 3D seismic.

Skiff (Southern Alberta) – This property has evolving development opportunities. The Thunder-operated area will see 10 (5.1 net) wells drilled in 2006 and early 2007 and also start-up of a redesigned waterflood.

2 WESTERN ALBERTA Western Alberta is made up of three core properties: Sylvan Lake, Ferrybank and Medicine River. The district accounts for 15% of Thunder's production, 65% light, sweet oil and 35% gas. Thunder operates the majority of producing properties and has an 80% working interest in a 3,000 bbls/d oil treating facility.

The major drilling targets are prolific Leduc oil-bearing pinnacles, along with Shunda gas/oil and the lower Cretaceous sands. Development is being pursued through a strategic technical and partner alliance with Alberta Clipper. Thunder has extensive 3D seismic coverage over the properties, which is integral to identifying step-out locations and evolving play types. Thirteen (10.1 net) wells are planned for drilling in 2006 and first quarter 2007. Successful wells in this area have the potential to be high impact.

3 NORTHERN ALBERTA The Northern Alberta region accounts for 10% of Thunder's production from three areas: Red Earth, the Peace River Arch and Pembina. Production is 65% oil and 35% gas. Thunder operates five oil treating facilities with an average working interest of 86% and processing capacity of 2,300 bbls/d. Thunder also holds about 500 bbls/d of non-operated working interest processing capacity in several other facilities.

The Northern region offers significant exploitation and workover optimization potential in the Keg River, Granite Wash, Slave Point, Gilwood and Bluesky formations.

4 NORTHEAST B.C. Thunder has working interests in two Northeast B.C. properties, Buick Creek and Laprise. The region accounts for only 6% of Thunder's production, but has significant growth potential.

At Laprise Thunder is pursuing the Baldonnel play which holds large potential gas resources that require horizontal wells for effective development. Thunder has extensive 3D seismic coverage over the Laprise lands. A successful horizontal well drilled late in 2005 supports three (2.5 net) additional wells to be drilled in the next 12 months. Laprise has other developing plays from which Thunder could potentially drill an additional three (1.5 net) locations. Exploitation efforts utilize horizontal drilling at Laprise.

5 FOOTHILLS Thunder's Whiskey Creek operations are a higher risk/reward play targeting reserves in the Mississippian formation at a depth of about 3,500 metres. The area has a large potential resource in place estimated at 122 bcf, based on internal seismic interpretation.

After experiencing operational difficulties that centered on a lack of gas processing capacity, firm capacity was acquired in 2005. A third well was completed and tested in 2005 with production awaiting facility approval. Thunder is focused on optimizing field performance by installing compression to lower operating pressures. The 2006 production forecast is 220 boe/d net from two wells.

Two (1.8 net) additional locations are in inventory, but are not currently included in 2006 drilling plans. However, Thunder remains committed to unlocking the significant value that this property may hold.

6 SASKATCHEWAN Thunder's Saskatchewan properties are located in the southeast portion of the province at Mansur, Workman and Willmar. The majority of the district's production is oil and Thunder operates four batteries. In 2006 and early 2007, Thunder plans to drill three (3.0 net) horizontal oil wells at Willmar which are based on 3D seismic. At Mansur two (1.7 net) vertical wells, based on 3D seismic, will target light oil from the Red River formation. At Workman two (1.7 net) wells are planned for drilling.

STRATEGIC ALLIANCES

Unique to Thunder are strategic partnerships with two energy companies, Alberta Clipper Energy Inc., an exploration company, and Ember Resources Inc., which has an industry-leading position in coalbed methane (CBM) in Alberta. Both companies were created at the same time that Thunder Energy Trust was formed. These synergistic partnerships encompass exploration, technical and operational alliances which are allowing Thunder to pursue grass-roots drilling while reducing capital costs and risk exposure.

EMBER ALLIANCE Thunder has a strategic operating relationship with Ember at Fenn-Big Valley which has led to significant costs savings. Thunder and Ember have jointly acquired acreage at Crown land sales, with Ember acquiring 100% of CBM rights and Thunder gaining 100% of conventional gas rights. Operationally, Ember and Thunder are also sharing facilities and wellbores, with the CBM horizons owned by Ember and Thunder completing conventional gas zones. Thunder's 2006 capital costs at Fenn-Big Valley were reduced significantly through this synergistic alliance.

ALBERTA CLIPPER ALLIANCE In a strategic partnership with Alberta Clipper, Thunder has shared working interests in undeveloped lands in the Sylvan Lake, Manola and Rosalind areas in Central Alberta. Technical teams from Alberta Clipper and Thunder are jointly evaluating seismic which has led to enhanced evaluation on the joint properties, while ensuring the risk exposure remains at an acceptable level for the Trust. Farm-in arrangements also allow Alberta Clipper to develop new opportunities on joint lands.

HEALTH, SAFETY AND ENVIRONMENT

Thunder conducts its operations with the utmost regard for the environment and the health and safety of its employees, contractors and the public. We recognize that safe practices, healthy working conditions and conservation of our environment are essential to achieve sustainable profitability and continuity for our company, unitholders and employees.

The Trust operates its Health, Safety and Environment program under the auspices of the Alberta Human Resources and Employment Certificate of Recognition (COR). This program follows the guidance of:

- Occupational Health and Safety
- Workers Compensation Board program guidelines
- Petroleum Safety Council

As part of an ongoing commitment to environmental stewardship, Thunder is actively involved in industry programs.

- Thunder has received Gold level recognition from the Canadian Association of Petroleum Producers (CAPP) for its Stewardship Program;
- Thunder is committed to CAPP's Stewardship principles of, "Continuous improvement and transparent reporting of environmental, health, safety and social performance";
- Thunder is registered with the National Pollutant Release Inventory (NPRI). "The NPRI is a major starting point for identifying and monitoring sources of pollution in Canada. It is an important consideration in managing risks to the environment and human health as well as in monitoring indicators for the quality of our air, land, and water. It is also emerging as an indicator for corporate environmental performance."

RESERVES SUMMARY

GLJ Petroleum Consultants ("GLJ") evaluated the oil and natural gas reserves as at December 31, 2005 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Company interest reserves as at December 31, 2005, as evaluated by GLJ based on forecast prices and costs, were 23.68 mmboe proved and 34.34 mmboe proved plus probable. Year-end reserves include downward technical revisions of 5.11 mmboe proved and 7.17 mmboe, proved plus probable. The Reserve Committee of Thunder's Board of Directors approved closing balances.

Based on our 2006-production guidance of 10,500 boe/d, the reserve life index stands at 9.0 years (proved plus probable) and 6.2 years (proved).

Proved plus probable reserve revisions were principally from three properties, Rosalind, Manola, and Laprise. Rosalind revisions accounted for approximately 35% of the total revisions and were primarily related to economic cut-off limits caused from a rising cost environment, water production, and drainage areas being smaller than originally estimated. At Manola, which accounted for approximately 22% of the revision, unforeseen water production in 2005 resulted in major revisions to a number of wells, which resulted in a more cautious forecast by GLJ for the remaining producing wells in the area. Pressure interference and water production accelerated production declines at Laprise proper and accounted for approximately 12% of the overall reserve reduction.

SUMMARY OF OIL AND GAS RESERVES – FORECAST PRICES AND COSTS

	Company Interest Reserves				Net Reserves			
	Crude Oil (mbbls)	Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Total (mboe)	Crude Oil (mbbls)	Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Total (mboe)
Proved								
Developed producing	5,796	631	55,489	15,675	5,120	428	44,595	12,980
Developed non-producing	283	927	31,843	6,517	238	676	25,462	5,158
Undeveloped	470	116	5,388	1,485	382	79	4,061	1,138
Total proved	6,549	1,674	92,720	23,676	5,741	1,183	74,118	19,277
Probable	2,155	815	46,134	10,658	1,845	591	36,765	8,563
Total proved plus probable	**8,704**	**2,489**	**138,854**	**34,335**	**7,585**	**1,774**	**110,883**	**27,840**

NET PRESENT VALUE OF FUTURE NET REVENUE OF OIL AND GAS RESERVES – FORECAST PRICES AND COSTS

	Before Future Income Tax Expenses and Discounted at:				
($000s)	0%	5%	10%	15%	20%
Proved					
Developed producing	447,726	378,185	331,974	298,523	272,901
Developed non-producing	186,948	116,410	87,497	71,642	61,423
Undeveloped	33,592	24,550	19,275	15,657	12,980
Total proved	668,267	519,145	438,746	385,823	347,303
Probable	276,344	174,163	127,077	100,117	82,619
Total proved plus probable	**944,611**	**693,308**	**565,823**	**485,940**	**429,922**

PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

GLJ employed the following pricing, exchange rate and inflation rate assumptions as of December 31, 2005 in estimating the reserves data using forecast prices and costs. An inflation rate of 2% was assumed until 2016.

	Natural Gas		Crude Oil		Natural Gas Liquids		
Year	Henry Hub (US$/mmbtu)	Plant Gate (Cdn$/mmbtu)	WTI Cushing Oklahoma 40° API (US$/bbl)	Edmonton Par Price 40° API (Cdn$/bbl)	Pentanes Plus Edmonton (Cdn$/bbl)	Butanes Edmonton (Cdn$/bbl)	Exchange Rate ($US/$Cdn)
2006	10.50	10.35	57.00	66.25	67.00	49.00	0.850
2007	8.75	9.00	55.00	64.00	65.25	47.25	0.850
2008	7.50	7.75	51.00	59.25	60.50	43.75	0.850
2009	7.00	7.25	48.00	55.75	56.75	41.25	0.850
2010	6.75	6.95	46.50	54.00	55.00	40.00	0.850
2011	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2012	6.50	6.65	45.00	52.25	53.25	38.75	0.850
2013	6.65	6.80	46.00	53.25	54.25	39.50	0.850
2014	6.75	6.95	46.75	54.25	55.25	40.25	0.850
2015	6.90	7.15	47.75	55.50	56.50	41.00	0.850
2016	7.05	7.30	48.75	56.50	57.75	41.75	0.850
Thereafter	Various Escalation Rates						

PRODUCTION VOLUME BY FIELD

The following table indicates the average daily production from the important fields comprising the Trust's properties for the 4th quarter ended December 31, 2005, the Trust's second quarter of operations.

	Fourth Quarter 2005		
	Natural Gas (mcf/d)	Crude Oil and NGL (bbl/d)	Total (boe/d)
Central Alberta			
Rosalind	6,228	417	1,455
Manola	6,137	183	1,206
Matziwin	4,389	232	964
Fenn Big Valley	5,864	125	1,102
Redwater	229	372	410
Clive	4,337	3	726
Total Central Alberta	27,184	1,332	5,863
Western Alberta	2,889	1,265	1,747
Northern Alberta	441	777	851
NE BC	4,931	72	894
Foothills (Whiskey Creek)	573	21	117
Saskatchewan	163	367	394
Other	4,309	478	1,196
Total	**40,490**	**4,312**	**11,060**

HEDGING STRATEGY

As with all trusts, Thunder has limited control over fluctuations in the price of oil and gas. To mitigate the effects of changes in commodity prices, we have implemented a hedging strategy. This strategy will not be used to speculate on future prices, but it will be used to help stabilize cash flow, thereby protecting our near-term capital expenditure budget and cash distributions to unitholders. We currently have the following hedges in place:

Gas Contract	Volume (gj/d)	Pricing Point	Strike Price (per gj)	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1, 2006 to October 31, 2006
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	November 1, 2006 to March 31, 2007

Oil Contract	Volume (bbl/d)	Pricing Point	Strike Price (per bbl)	Cost	Term
Costless Collar	2,400	WTI NYMEX	US$61.00 to US$64.40	n/a	April 1, 2006 to June 30, 2006
Costless Collar	2,400	WTI NYMEX	US$61.00 to US$67.50	n/a	July 1, 2006 to September 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is management's analysis of Thunder Energy Trust's ("Thunder" or the "Trust") operating and financial data for 2005 and prior years, as well as estimates of future operating and financial performance based on information currently available. It should be read in conjunction with the audited consolidated financial statements and notes for the years ended December 31, 2005, 2004 and 2003. These financial statements and additional information about the Trust are available on SEDAR at www.sedar.com. Due to the conversion into an energy trust, certain information included in the Management Discussion and Analysis ("MD&A") for prior periods may not be directly comparable. The MD&A was prepared as of March 6, 2006.

Basis of Presentation *The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is the Canadian dollar.*

Non-GAAP Measurements *Management uses funds from operations (before changes in non-cash working capital and settlement of asset retirement obligations) to analyze operating performance and leverage. The term distributable cash is also used to present the amount of cash that the Trust distributes to unitholders. Neither distributable cash nor funds from operations presented have any standardized meaning prescribed by GAAP; therefore, it may not be comparable with the calculation of similar measures for other entities. Distributable cash and funds from operations as presented are not intended as an alternative to, or to be more meaningful than, GAAP performance measures such as net income. The reconciliation between net income and funds from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit. Distributable cash is calculated using funds from operations less funds withheld for capital expenditures. The Trust considers funds from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt, and to fund future capital investments. Both distributable cash and funds from operations are used by research analysts to value and compare oil and gas trusts and are frequently included in published research when providing investment recommendations.*

Management uses certain industry benchmarks such as operating netback, return on capital employed, and payout ratio to analyze financial and operating performance. These benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Return on capital employed is calculated as net income (loss) divided by the average of opening and closing long-term liabilities and unitholder's equity. The payout ratio is calculated using distributions divided by the funds from operations in the period.

BOE Presentation *The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The boe conversion ratio used by the Trust of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.*

The term "units" has been used to identify both Trust units issued on or after July 7, 2005 as well as common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

FORWARD-LOOKING STATEMENTS

Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. Forward-looking statements included in the MD&A concern such matters as expected royalty rates expected operating costs, expected general and administrative expenses and anticipated sources of funding for capital expenditures and distributions. As well, all estimates and statements that describe the Trust's objectives, goals or future plans are forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, undue reliance should not be placed on them because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand for, and commodity prices of crude oil and natural gas, legislative, environmental and other regulatory or political changes, competition in areas where the Trust operates and other factors discussed in this MD&A under the headings "Critical Accounting Estimates" and "Risks and Uncertainties".

The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FINANCIAL RESULTS

($000s, except per unit amounts)	**2005**	2004	2003
Petroleum and natural gas sales	**195,778**	116,409	102,201
Funds from operations	**110,391**	65,772	57,744
Per unit – basic	**2.47**	2.98	3.68
Per unit – diluted	**2.46**	2.91	3.54
Net income (loss)	**(9,851)**	16,768	24,049
Per unit – basic	**(0.22)**	0.76	1.53
Per unit – diluted	**(0.22)**	0.74	1.47
Capital expenditures	**88,394**	95,039	70,969
Net debt including working capital deficiency and capital lease obligations	**153,876**	107,437	82,956
Total assets	**817,390**	480,392	240,884

CORPORATE STRATEGY

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving Trust units in the new oil and natural gas energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coalbed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust. Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:
- (a) 0.5 Trust units or exchangeable shares
- (b) 0.3333 common shares of Clipper
- (c) 0.3333 common shares of Ember

For each Mustang common share owned:
- (a) 0.55 Trust units or exchangeable shares
- (b) 0.3666 common shares of Clipper
- (c) 0.0833 common share of Ember

For each Forte common share owned:
- (a) 0.175 Trust units or exchangeable shares
- (b) 0.3333 common shares of Valiant

External costs related to the reorganization of $8.7 million have been included as a capital cost. Internal costs including $3.3 million in retention and severance and $5.4 million of stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those companies prior to the transaction date.

The financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The financial statements for the year ended December 31, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1, 2005 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7, 2005 to December 31, 2005.

RESULTS OF OPERATIONS

Oil and gas revenues increased 68% to $195.8 million for the year ended December 31, 2005 compared with the same period in 2004 due to the acquisitions of Mustang and Forte and strong commodity pricing. Natural gas prices averaged 33% higher than in 2004, while average oil and NGL pricing jumped 53%. Increased revenues reflect 107% growth in oil and NGL volumes and 4% growth in natural gas volumes.

The table below calculates revenue and segregates transportation costs.

PETROLEUM AND NATURAL GAS SALES ($000s)	**2005**	2004	2003
Natural gas	**131,742**	95,651	82,729
Crude oil and NGL	**64,036**	20,758	19,472
Gross revenue	**195,778**	116,409	102,201
Transportation expenses	**(6,383)**	(4,225)	(4,011)
Net revenue	**189,395**	112,184	98,190

SALES VARIANCE ANALYSIS ($000s, net of transportation expenses)	2005	2004	2003
Natural gas sales			
Volume increase	**3,210**	9,972	5,083
Price increase	**31,767**	2,809	29,729
Net natural gas sales change	**34,977**	12,781	34,812
Crude oil and NGL sales			
Volume increase (decrease)	**20,789**	(2,589)	(1,605)
Price increase	**21,445**	3,802	1,145
Net crude oil and NGL sales change	**42,234**	1,213	(460)
Combined sales change	**77,211**	13,994	34,352

PRODUCTION	2005	2004	2003
Natural gas (mcf/d)	**40,349**	38,887	34,590
Crude oil and NGL (bbls/d)	**2,706**	1,309	1,522
Total (boe/d)	**9,431**	7,790	7,288
Percentage gas (%)	**71***	83	79

* In 2006 gas production is forecast to be approximately 63% of total production.

Marketing of the Trust's natural gas is transacted in the Alberta spot market and through aggregators, which sell to major markets in Canada and the United States. Aggregator prices are based on a combination of term and spot markets. Crude oil and NGL are sold on a spot basis at various delivery points in Alberta. Prices received for crude oil and NGL are determined by the quality of the crude compared to a benchmark price for light sweet oil. The Trust's current composite crude oil is a medium blend averaging approximately 33° API; whereas, the Edmonton light price is 40° API.

The Trust markets the majority of gas sales to the higher value Alberta spot market. In 2005, 83% (2004 – 72%; 2003 – 60%) of natural gas sales were to the Alberta spot markets.

The Trust's average price for crude and NGL was discounted to the Edmonton light posted price by $6.16/bbl (2004 – $11.68/bbl; 2003 – $10.25/bbl). The quality of the Trust's crude was 33° API in 2005 up from 25° API in 2004 and 2003.

Commodity prices received by the Trust are based on the respective reference prices for both crude oil and natural gas adjusted for transportation and quality differentials, as applicable, and foreign exchange. For the year, the Trust's average crude and NGL price at the wellhead was up 53% from 2004 and the average natural gas price increased 33%.

AVERAGE COMMODITY PRICES	**2005**	2004	2003
Natural gas ($/mcf)			
NYMEX ($US/mmbtu)	**8.58**	6.18	5.49
AECO ($/mmbtu)	**8.77**	6.55	6.70
Trust price before transportation	**8.94**	6.70	6.53
Transportation	**(0.28)**	(0.21)	(0.22)
Trust price at the wellhead	**8.66**	6.49	6.31
Crude oil and NGL ($/bbl)			
WTI ($US/bbl)	**56.56**	41.40	31.04
Edmonton posted	**68.72**	52.54	43.14
Trust price before transportation	**64.82**	43.34	35.04
Transportation	**(2.26)**	(2.48)	(2.15)
Trust price at the wellhead	**62.56**	40.86	32.89
Cdn/US $ average exchange rate	**1.208**	1.299	1.401

Transportation expenses increased 51% to $6.4 million. These amounts relate to the cost of transporting natural gas on the main natural gas pipelines and for oil trucking charges. Natural gas transportation increased due to the amalgamation with Mustang and Forte and an increased presence in northeast British Columbia and northern Alberta. For oil and NGL, transportation costs were down 9% to $2.26/boe.

Royalties for the year ended December 31, 2005 were up 62% due to the amalgamation with Mustang and Forte. Royalties as a percentage of revenue net of transportation were 4% lower than the prior year due to a one-time 2004 gas cost allowance refund received in the second quarter of 2005. The Trust expects royalties to continue around 21% of revenue given current commodity pricing and production.

ROYALTIES ($000s)	**2005**	2004	2003
Crown	**26,278**	17,607	18,747
Freehold and other	**8,118**	3,815	3,304
Total gross royalties	**34,396**	21,422	22,051
ARTC	**(491)**	(500)	(444)
Net royalties	**33,905**	20,922	21,607

ROYALTY RATES (as a % of revenue, net of transportation expenses)	**2005**	2004	2003
Crown	**13.9**	15.7	19.1
Freehold and other	**4.3**	3.4	3.4
Total gross royalties	**18.2**	19.1	22.5
ARTC	**(0.3)**	(0.5)	(0.5)
Net royalties	**17.9**	18.6	22.0

Operating costs for the year ended December 31, 2005 increased 27% to $8.63/boe. The Trust's operating costs are a reflection of high costs across the industry and the Trust's increased presence in northeast British Columbia and northern Alberta which tend to have higher operating costs. The Trust averaged $9.09/boe for the second half of 2005 and expects operating costs of approximately $9.25/boe in 2006.

OPERATING COSTS	**2005**	2004	2003
Operating costs ($000s)	**29,704**	19,299	14,480
Per boe ($)	**8.63**	6.77	5.44

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses (G&A) increased 5% on a per boe basis in comparison to 2004. The increase is due to higher staffing levels with the increased size of the Trust's operations. In addition, one-time retention and severance cost of $3.3 million related to the Plan of Arrangement. On a per boe basis, year-to-date net G&A was $1.51 per boe before the non-recurring costs. Taking the foregoing into account, the normalized go-forward rate for net G&A is expected to be approximately $1.80/boe.

G&A EXPENSES ($000s)	**2005**	2004	2003
Gross G&A expenses	**9,926**	7,849	4,615
Capitalized G&A	**(1,619)**	(1,794)	(1,026)
Recoveries from joint operations			
Capital	**(1,627)**	(2,323)	(1,273)
Operating	**(1,463)**	(1,262)	(1,093)
Net G&A expenses	**5,217**	2,470	1,223
Non-recurring retention and severance	**3,300**	–	–
Net G&A & non-recurring expense	**8,517**	2,470	1,223

G&A EXPENSES ($/boe)	**2005**	2004	2003
Gross G&A expenses	**2.88**	2.75	1.74
Capitalized G&A	**(0.47)**	(0.63)	(0.39)
Recoveries from joint operations			
Capital	**(0.47)**	(0.81)	(0.48)
Operating	**(0.43)**	(0.44)	(0.41)
Net G&A expenses	**1.51**	0.87	0.46
Non-recurring retention and severance	**0.96**	–	–
Net G&A & non-recurring expense	**2.47**	0.87	0.46

Effective July 1, 2005, the Trust changed its accounting policy for G&A expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

BALANCE SHEET ($000s)	As at December 31, 2004
Property and equipment	4,160
Future income tax liability	1,722
Accumulated earnings	2,438

INCOME STATEMENT ($000s, except per unit data)	Year Ended December 31, 2004
G&A expenses	(1,794)
Depletion, depreciation and accretion	418
Future tax expense	536
Net income impact	840
Net income per unit – basic	$ 0.04
Net income per unit – diluted	$ 0.04

INTEREST EXPENSE

Interest expense rose 73% compared to 2004 due to higher bank debt due to the assumption of debt from Mustang and Forte along with interest from Thunder Energy's flow-through share offering in 2004.

INTEREST EXPENSE ($000s, except where noted)	2005	2004	2003
Interest expense	**5,357**	3,094	2,740
Average revolving bank debt outstanding	**121,047**	80,020	67,166
Effective annualized interest rate for the period (%)	**4.4**	3.9	4.1

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion (DD&A) expenses increased $8.96/boe to $21.80/boe in comparison to 2004 excluding the effect of an impairment charge taken at December 31, 2005. The increase to $75.1 million from $36.6 million in 2004 was due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets. In addition, the DD&A rate increased due to a reduction in proved reserves of 5.1 million boe at December 31, 2005. Accretion and DD&A expense on the asset retirement obligation increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter. Prior period DD&A has been restated to reflect the Trust's change in accounting policy for capitalized G&A expenses previously discussed.

DD&A EXPENSE ($000s, except where noted)	2005	2004	2003
Oil and gas depletion	**63,074**	28,065	17,364
Oil and gas depreciation	**8,402**	7,699	4,911
Other depreciation	**1,830**	(99)	243
Accretion	**1,752**	953	702
Total	**75,058**	36,618	23,220
DD&A rate ($/boe)	**21.80**	12.84	8.73

WRITE-DOWN OF OIL AND GAS ASSETS

The carrying value of the Trust's petroleum and natural gas property and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas property and equipment was in excess of the amount calculated under the ceiling test. Accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as of December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

UNITHOLDERS'/SHAREHOLDERS' CAPITAL

At December 31, 2005 there was a significant increase to unitholders'/shareholders' capital due to the amalgamation with Mustang and Forte, net of the allocation to Ember and Clipper, along with the exercise of stock options of the former Thunder Energy.

The Trust has a distribution reinvestment program whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for an increase in unitholders'/shareholders' capital of $2.1 million.

At December 31, 2005 there were 44.0 million Trust units and 2.2 million exchangeable shares outstanding.

TRUST UNITS	Number of Units (000s)	($000s)
Balance December 31, 2004	–	–
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition	6,475	99,288
Issued on Mustang acquisition	9,607	123,810
Reduction of capital, Ember conveyance	–	(19,893)
Reduction of capital, Clipper conveyance	–	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	–	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	–	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	**43,967**	**385,960**

EXCHANGEABLE SHARES	Number of units (000s)	($000s)
Balance December 31, 2004	–	–
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	**2,188**	**25,381**

COMMON SHARES OF THUNDER ENERGY INC.

COMMON SHARES	Number of shares (000s)	($000s)
Balance December 31, 2003	31,562	41,081
Issued for cash on exercise of stock options	1,001	3,091
Issued on Impact acquisition	18,100	135,835
Share issue costs, net of tax of $68	–	(101)
Flow-through shares issued for cash	1,000	10,000
Share issue costs, net of tax of $212	–	(333)
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation	–	18
Tax effect of flow-through shares	–	(3,375)
Effect of exchange ratios	(8,088)	–
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	–	–

Unit-based compensation expense increased 241% to $8.6 million in 2005. In the third quarter of 2005, $5.4 million of stock-based compensation related to the exercise of options vested on July 7, 2005 was recognized. An additional $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million). The amounts allocated were based on the relative reserve values of the proved and probable oil and natural gas reserves at March 31, 2005 (discounted at 10%) as determined by independent reserve engineers.

PROVISION FOR INCOME TAXES

The Trust is a taxable entity under the Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to unitholders, the distributions will reduce the Trust's future income tax expense.

TAX POOLS ($000s)	2005
Canadian oil and gas property expenses (COGPE)	–
Canadian development expenses (CDE)	**99,612**
Canadian exploration expense (CEE)	**49,065**
Undepreciated capital costs (UCC)	**81,809**
Non-capital tax loss carryforwards	**52,881**
Unit/share issue costs	**5,083**
Total	**288,450**

FUNDS FROM OPERATIONS

Funds from operations increased 68% for the year ended December 31, 2005 over the same periods in 2004 reflecting higher commodity prices and the increase in production due to the amalgamation with Mustang and Forte.

FUNDS FROM OPERATIONS	2005	2004	2003
Funds from operations ($000s)	**110,391**	65,772	57,744
Per unit – basic ($)	**2.47**	2.98	3.68
Per unit – diluted ($)	**2.46**	2.91	3.54
Funds from operations per boe ($)	**32.07**	23.07	21.71
Funds from operations as a percentage of gross sales (%)	**56.4**	56.5	56.5

NET INCOME

Net income decreased 159% for the year-to-date compared to 2004 due primarily to a write-down of $56.2 million of the full cost pool due to a decline in the Trust's reserves.

NET INCOME (LOSS)	2005	2004	2003
Net income (loss)	**(9,851)**	16,768	24,049
Per unit – basic ($)	**(0.22)**	0.76	1.53
Per unit – diluted ($)	**(0.22)**	0.74	1.47
Net income (loss) per boe produced ($)	**(2.86)**	5.88	9.04
Return (loss) on unit/shareholders' equity (%)	**(2.8)**	9.3	27.4
Return (loss) on capital employed (%)	**(1.9)**	6.4	17.4

	Gas ($/mcf)			Crude Oil and NGL ($/bbl)		
NETBACK ANALYSIS	2005	2004	2003	2005	2004	2003
Selling price (net of transportation)	**8.66**	6.49	6.31	**62.57**	40.86	32.89
Royalties (net of ARTC)	**1.55**	1.34	1.33	**12.99**	3.89	3.85
Production expenses	**1.48**	1.10	0.97	**7.97**	7.71	3.80
Operating netback	**5.63**	4.05	4.01	**41.61**	29.26	25.24

NETBACK ANALYSIS	Barrels of Oil Equivalent ($/boe) 2005	2004	2003
Selling price (net of transportation)	**56.87**	39.35	36.91
Royalties (net of ARTC)	**9.85**	7.34	8.12
Production expenses	**8.63**	6.77	5.44
Operating netback	**38.39**	25.24	23.35
General and administrative expenses	**2.47**[1]	0.87	0.46
Interest expense	**1.56**	1.09	1.03
Large corporation tax expense	**0.44**	0.21	0.15
Cash flow netback from operations	**33.92**	23.07	21.71
Unit/stock-based compensation expense	**2.49**	0.88	0.17
Depletion, depreciation and accretion	**21.80**	12.84	8.73
Future tax expense (recovery)	**(5.71)**	3.46	3.76
Net income (loss) before write-down of property and equipment	**15.34**	5.89	9.05
Write-down of property and equipment	**16.34**	–	–
Net income (loss) after write-down of property and equipment	**(1.00)**	5.89	9.05

[1] Includes $0.96/boe related to non-recurring expenses.

The total gas operating netback increased 39% due to increased gas production and strong gas prices, which more than offset the increase in operating costs.

The total crude oil and NGL netback increased due to the significant increase in price and higher volumes due to the amalgamation with Forte and Mustang. The increase in prices more than offset the increase in operating costs resulting in a 42% increase in operating netbacks.

CAPITAL EXPENDITURES

Capital expenditures for the year aggregated $88.4 million. Drilling, completion, equipping and tie-in costs totalled $71.0 million for the drilling of 56 (42.9 net) gas wells, 17 (10.2 net) oil wells and 24 (14.0 net) dry holes. The Trust had an overall drilling success ratio of 75%.

At December 31, 2005, costs of $16.3 million (2004 – $46.3 million) related to unproven properties have been excluded from the full cost pool. In 2004 costs associated with coalbed methane pilot projects were excluded from the full cost pool. These properties were transferred to Ember as part of the Arrangement.

CAPITAL EXPENDITURES SUMMARY ($000s)	2005	2004	2003
Land and rentals	**3,682**	9,138	6,578
Seismic	**4,876**	5,988	2,385
Drilling and completions	**51,750**	58,427	43,345
Well equipping and tie-in	**19,264**	13,483	9,991
Facilities and gas gathering	**6,503**	6,067	7,022
Other, including capitalized G&A	**2,319**	1,936	1,648
Total capital expenditures	**88,394**	95,039	70,969
Wells drilled gross (net)	**97 (67.1)**	117 (108.3)	111 (101.2)

LIQUIDITY AND CAPITAL RESOURCES

TOTAL CAPITALIZATION ($000s)	2005	2004	2003
Working capital deficiency, excluding revolving bank loan	**17,517**	24,447	8,470
Revolving loan	**136,359**	82,896	74,348
Capital lease obligation	–	94	138
Future income taxes	**146,876**	68,656	36,838
Asset retirement obligation	**24,774**	13,417	10,352
Market value of Trust units at year-end	**553,865**	387,472	263,589
Total	**879,391**	576,982	393,735

ASSET RETIREMENT OBLIGATIONS

The Trust accrues its asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

ASSET RETIREMENT OBLIGATIONS ($000s)	2005	2004
Balance, beginning of year	**13,417**	10,352
Liabilities incurred in the year	**1,758**	2,271
Forte acquisition	**7,596**	–
Mustang acquisition	**5,019**	–
Revisions	**(135)**	–
Liabilities released to Ember and Clipper	**(3,328)**	–
Liabilities settled in the year	**(1,306)**	(159)
Accretion expense	**1,753**	953
Balance, end of year	**24,774**	13,417

LIQUIDITY

For the year ended December 31, 2005, capital expenditures of $88.4 million, the settlement of asset retirement obligations of $1.3 million, cash distributions paid to unitholders of $30.1 million and an increase in working capital deficit from the acquisition of Mustang and Forte of $51.9 million were funded by funds from operations of $110.4 million, $11.4 million in proceeds from the issuance of Trust units and exchangeable shares resulting from the exercise of stock options and the distribution reinvestment program, and an increase of $49.9 million in net debt including working capital.

The Trust plans to fund capital expenditures and unitholder distributions from internally generated cash flows and proceeds of the distribution reinvestment program and will monitor its capital activity in relation to commodity price volatility. If necessary, additional funds for capital activity may be raised through the issuance of new equity or long term debt or a combination of both.

On July 7, 2005, in conjunction with the Plan of Arrangement, the Trust entered into a new credit facility with a syndicate of chartered banks consisting of a $145 million revolving term credit facility and a $15 million operating credit facility. The credit facility is available on a revolving basis and is subject to extension annually with the agreement of the lenders. The regular current annual review is scheduled for April 30, 2006. The credit facilities are collateralized by the Trust's assets and are subject to semi-annual review at which time the lenders may re-determine the borrowing base.

CORPORATE RESTRUCTURING

On July 7, 2005, and in accordance with the Plan of Arrangement announced on May 3, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coalbed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust, the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 Trust units for each Mustang share resulting in 9.6 million Trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $161.2 million before the $24.5 million reduction for the conveyance of certain Mustang assets and liabilities to Clipper. The results of Mustang have been included in the consolidated financial statements commencing on the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

MUSTANG NET ASSETS ACQUIRED ($000s)	
Current assets	10,523
Property and equipment	200,683
Goodwill	38,500
Current liabilities	(12,040)
Bank indebtedness	(26,188)
Asset retirement obligations	(5,019)
Future income tax liability	(45,259)
	161,200
Value of units and exchangeable shares of Trust issued	**161,200**

The consideration for the Forte acquisition was 0.35 Trust units for each Forte share resulting in 6.5 million Trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $113.5 million, net of the $35.1 million reduction for the conveyance of certain Forte assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the consolidated financial statements commencing on the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of acquisition, was as follows:

FORTE NET ASSETS ACQUIRED ($000s)	
Current assets	13,577
Property and equipment	155,588
Goodwill	24,344
Current liabilities	(14,280)
Bank indebtedness	(23,540)
Asset retirement obligations	(7,596)
Future income tax liability	(34,590)
	113,503
Value of units and exchangeable shares of Trust issued	**113,503**

In conjunction with the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at the Thunder Energy carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was fair market value. As part of the Arrangement, both Ember and Clipper paid $5.0 million to the Trust, which is accounted for as a reduction in capital in each entity.

The values transferred to Ember were as follows:

EMBER NET ASSETS TRANSFERRED ($000s)	
Property and equipment	16,431
Future income tax asset	9,949
Asset retirement obligations	(1,487)
Total assets transferred	24,893
Cash paid	5,000
Net assets transferred and reduction in capital	**19,893**

The values transferred to Clipper were as follows:

CLIPPER NET ASSETS TRANSFERRED ($000s)	
Property and equipment	53,388
Future income tax asset	7,041
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	57,588
Cash paid	5,000
Net assets transferred and reduction in capital	**52,588**

ACQUISITION OF IMPACT

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated based upon the Thunder Energy share price at the time the acquisition was announced. Thunder Energy issued 18.1 million common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

NET ASSETS ACQUIRED ($000s)	
Current assets, including cash of $14	2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(4,837)
Bank indebtedness	(4,075)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	136,951
Value of Thunder Energy common shares issued	135,835
Transaction costs	1,116
Total consideration	**136,951**

DISTRIBUTABLE CASH AND DISTRIBUTIONS

Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. Since the inception of the Trust, in early July, 52% of funds from operations were distributed. Exchangeable shares are convertible into Trust units of the Trust based on the Exchange Ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash of the Trust is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

DISTRIBUTABLE CASH ($000s, except per unit amounts)	2005
Funds from operations	**110,391**
Cash withheld to fund capital operations	**73,717**
Cash distributions payable	**6,595**
Cash distributions paid	**30,079**
Total distributions, including amounts reinvested under the distribution reinvestment program	**38,746**
Cash distributions payable per unit	**0.15**
Cash distributions paid per unit	**0.75**
Accumulated cash distributions paid and payable per unit	**0.90**

TAX TREATMENT OF DISTRIBUTIONS

The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

RELATED PARTY TRANSACTIONS

During the year the Trust paid $1.0 million (2004 – $331,000; 2003 – $53,000) for legal services from a law firm of which one of the Trust's directors is a partner. At December 31, 2005, $10,000 (2004 – $64,000; 2003 – $Nil) remained outstanding. These transactions were in the normal course of business under the same terms and conditions as transactions with unrelated companies.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We have assumed various contractual obligations and commitments in the normal course of our operations and financing activities. These obligations and commitments have been considered when assessing our cash requirements and our analysis of future liquidity.

			Payments		
($000s)	Total	< 1 year	1-3 years	4-5 years	> 5 years
Revolving loan	**136,359**	136,359	–	–	–
Firm transportation	**6,904**	4,386	2,508	10	–
Power contract	**105**	105	–	–	–
Office and vehicle leases	**6,197**	1,031	2,566	1,733	867
Total	**149,565**	141,881	5,074	1,743	867

FOURTH QUARTER OVERVIEW

Three Months Ended December 31	2005	2004	% Change
Financial ($000s, except per unit data and payout ratio)			
Petroleum and natural gas sales	**67,833**	29,049	134
Funds from operations	**39,587**	15,525	155
Per unit[1] – basic	**0.86**	0.61	41
Per unit[1] – diluted	**0.85**	0.60	42
Net income (loss)	**(25,433)**	1,407	(1,908)
Per unit[1] – basic	**(0.55)**	0.06	(1,017)
Per unit[1] – diluted	**(0.55)**	0.05	(1,200)
Distributions declared	**19,632**	–	100
Per unit[1]	**0.45**	–	100
Payout ratio[2]	**50%**	–	100
Capital expenditures	**24,456**	35,178	(30)
Debt including working capital deficiency	**153,876**	107,437	43
Average units/shares outstanding – basic	**45,990**	25,330	82
– diluted	**46,332**	25,820	79
Operations			
Daily production			
Natural gas (mcf/d)	**40,489**	38,827	4
Oil and NGL (bbls/d)	**4,312**	1,307	230
Barrels of oil equivalent (boe/d)	**11,060**	7,778	42
Average sale prices			
Natural gas ($/mcf)	**11.11**	6.57	69
Oil and NGL ($/bbl)	**62.64**	43.24	45
Wells drilled – gross (net)			
Gas	**23 (19.3)**	30 (24.8)	
Oil	**7 (2.2)**	1 (1)	
Dry	**18 (10.3)**	5 (4.6)	
Total	**48 (31.8)**	36 (30.4)	

[1] The term "units" has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.

[2] The payout ratio is calculated using distributions divided by the funds from operations in the period.

RESULTS OF OPERATIONS – FOURTH QUARTER 2005

Gross oil and gas revenues increased 134% to $67.8 million in fourth quarter 2005 compared to 2004 due to the amalgamation with Mustang and Forte and strong commodity pricing. Through the amalgamation, the Trust's oil and NGL production has increased as a percentage of total production from 17% in the fourth quarter of 2004 to 39% in the same period of 2005.

Commodity prices received by the Trust are based on the respective reference prices for both crude oil and natural gas adjusted for transportation and quality differentials, as applicable, and foreign exchange. The average price for oil and NGL in the quarter increased 45% over fourth quarter 2004. The benchmark West Texas Intermediate ("WTI") oil price averaged US$60.02/bbl in the fourth quarter of 2005, a 24% increase over fourth quarter 2004. The Trust's average natural gas price for the fourth quarter increased 69% over the same period in 2004. The benchmark AECO gas price averaged $11.42/mmbtu in the fourth quarter of 2005, a 74% increase over fourth quarter 2004.

Transportation expenses for the fourth quarter increased 6% from 2004 to $1.6 million. Transportation expenses increased due to the amalgamation with Mustang and Forte and an increased presence in northeast British Columbia and northern Alberta.

Royalties as a percentage of revenue were 18.6%, a 10% increase over the fourth quarter of 2004 due to strong commodity pricing in 2005. Crown royalties represented 13.6% of total royalties, down from 14% in the prior year; whereas, freehold royalties increased to 5.2% of the total up from 3.1% in the same period for 2004.

Operating costs increased 28% to $9.71/boe in fourth quarter 2005 from the same period in 2004. The Trust's operating costs are a reflection of high costs across the industry and the Trust's increased presence in northeast British Columbia and northern Alberta which have higher operating costs. The Trust averaged $9.09/boe for the second half of 2005 and expects operating costs of approximately $9.25/boe in 2006.

Gross general and administrative expenses (G&A) were $1.9 million in the fourth quarter of 2005. This is a 17% increase over 2004 on a per boe basis. The increase is due to higher staffing levels with the increased size of the Trust's operation. On a per boe basis, net G&A was $1.87/boe which was up over the third quarter of 2005 which was $1.49/boe before one-time retention and severance payments. Taking the foregoing into account, the normalized go-forward rate for net G&A is expected to be approximately $1.80/boe.

Interest expense rose 156% over fourth quarter 2004 to $1.9 million due to higher bank debt due to the assumption of debt from Mustang and Forte along with interest from Thunder Energy's flow-through share offering in 2004.

Depletion, depreciation and accretion (DD&A) expenses increased to $30.0 million or $13.93/boe to $29.44/boe over the fourth quarter of 2004. The increase was due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets. In addition, the DD&A rate increased due to a reduction in proven reserves of 5.1 million boe at December 31, 2005. Accretion and DD&A expense on the asset retirement obligations increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter.

Write-down of oil and gas assets – The carrying value of the Trust's petroleum and natural gas property and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas property and equipment was in excess of the amount calculated under the ceiling test, accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as of December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

Unit-based compensation expense decreased 3% to $0.7 million in the fourth quarter 2005 from the same period in 2004. The compensation liability was based on the December 31, 2005 unit closing price of $12.00, distributions of $0.15 per unit per month for the quarter and management's estimate of the number of RTUs and PTUs to be issued on maturity.

Funds from operations increased 155% to $39.6 million in the fourth quarter 2005 over the same period in 2004 reflecting higher commodity prices and the increase in production due to the amalgamation with Mustang and Forte.

Net loss – The Trust experienced a loss of $25.4 million in the fourth quarter 2005 due to a write-down of $56.2 million of the full cost pool due to a decline in the Trust's reserves.

QUARTERLY INFORMATION

($000s, except per unit data)	Q1	Q2	Q3	Q4
2004				
Petroleum and natural gas sales	28,232	30,883	28,245	29,049
Cash flow from operations	15,455	18,884	15,908	15,525
Per unit – basic	0.98	0.86	0.63	0.61
Per unit – diluted	0.93	0.83	0.62	0.60
Net income	5,899	5,920	3,542	1,407
Per unit – basic	0.37	0.27	0.14	0.06
Per unit – diluted	0.36	0.26	0.14	0.05
2005				
Petroleum and natural gas sales	**29,350**	**32,729**	**65,866**	**67,833**
Cash flow from operations	**16,599**	**19,168**	**35,037**	**39,587**
Per unit – basic	**0.64**	**0.74**	**0.79**	**0.86**
Per unit – diluted	**0.63**	**0.73**	**0.79**	**0.85**
Net income	**3,243**	**4,621**	**7,718**	**(25,433)**
Per unit – basic	**0.13**	**0.18**	**0.17**	**(0.55)**
Per unit – diluted	**0.12**	**0.18**	**0.17**	**(0.55)**

DISCLOSURE CONTROLS AND PROCEDURES

The Trust has designed disclosure controls and procedures to ensure that financial and non-financial information in filings required by securities legislation is accurate and timely.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Trust's disclosure controls and procedures and have concluded that the Trust's disclosure controls and procedures are operating effectively as at December 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

As an oil and gas producer, there are a number of critical estimates underlying the accounting policies we apply when preparing our consolidated financial statements. These critical estimates are discussed below.

OIL AND GAS ACCOUNTING – RESERVES DETERMINATION

We follow the full cost method of accounting for our oil and gas activities, as described in Note 1 to our consolidated financial statements. Full cost accounting depends on the estimated proven reserves we believe are recoverable from our oil and gas properties. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. Our reserve estimates are based on current production forecasts, prices and economic conditions. The Trust's reserves are evaluated by an independent engineering firm (GLJ Petroleum Consultants Ltd.).

Reserve estimates are critical to many of our accounting estimates, including:

- Calculating our unit-of-production depletion rates and asset retirement obligations. Proven reserve estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.
- Assessing when necessary, our oil and gas assets for possible impairment. Estimated future undiscounted cash flows are determined using proven reserves. The criteria used to assess impairment, including the impact of changes in reserve estimates, are discussed below.

As circumstances change and additional data become available, our reserve estimates also change, possibly materially impacting net income. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although we make every reasonable effort to ensure that our reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to our reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

ASSET IMPAIRMENTS

Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined by discounting expected future product prices and costs.

DEPLETION AND DEPRECIATION

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation.

GOODWILL

Goodwill represents the excess of the purchase price on corporate acquisitions over the fair value of net assets acquired. Goodwill is assessed for impairment at least annually. If it is determined that the fair value of the assets and liabilities is less than the book value at the time of assessment, an impairment amount is determined by deducting the fair value from the book value and applying it against the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to income in the period of the impairment.

ASSET RETIREMENT OBLIGATION

The Trust records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

TRUST UNIT INCENTIVE PLAN

The Trust approved a restricted unit plan and a performance unit incentive plan (the "Plans"). Under the terms of the Plans, both restricted and performance units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

Compensation expense associated with the Plans is granted in the form of restricted Trust units ("RTU's") and performance Trust units ("PTU's") and is determined based on the intrinsic value of the Trust units at each period end. The intrinsic value method is used as Plan Participants may be paid, at management's discretion, in cash or new units issued from treasury. This valuation incorporates the period end Trust unit price, the number of RTU's and PTU's outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit incentive price. In addition, compensation expense is amortized over the vesting period of the incentive plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and unit based compensation liability is dependent upon expected payout date.

INCOME TAXES

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from the liability estimated or recorded.

OTHER ESTIMATES

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and production costs as at a specific reporting date but for which actual revenues and costs have not yet been received, and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date.

The Trust ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are then reviewed for reasonableness and past estimates are compared to actual results in order to make informed decisions on future estimates.

RISKS AND UNCERTAINTIES

EXPLORATION, DEVELOPMENT AND PRODUCTION RISKS

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by the Trust will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the cost associated with encountering various drilling conditions such as over-pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of the Trust depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Trust will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Trust may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

PRICES, MARKETS AND MARKETING OF CRUDE OIL AND NATURAL GAS

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Trust. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Trust's oil and gas reserves. The Trust might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Trust's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Trust are in part determined by the borrowing base of the Trust. A sustained material decline in prices from historical average prices could limit the Trust's borrowing base; therefore, reducing the bank credit available to the Trust and could require that a portion of any of the Trust's existing bank debt be repaid.

In addition to establishing markets for its oil and natural gas, the Trust must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by the Trust, will be affected by numerous factors beyond its control. The Trust will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Trust. The ability of the Trust to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Trust will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Trust has limited direct experience in the marketing of oil and natural gas.

The Trust is also exposed to currency exchange risk arising from the fact that prices for oil and, to a lesser degree, natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by the Trust may depend on the strength of the Canadian dollar versus the US dollar. The Trust has the ability to hedge its currency exposure to manage currency fluctuations but currently has no hedges of this type in place.

SUBSTANTIAL CAPITAL REQUIREMENTS; LIQUIDITY

The Trust anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Trust's revenues or reserves decline, the Trust may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Trust. Moreover, future activities may require the Trust to alter its capitalization significantly. The inability of the Trust to access sufficient capital for its operations could have a materially adverse effect on the Trust's financial condition, results of operations or prospects.

The Trust's lenders have been provided with security over substantially all of the assets of the Trust. If the Trust becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell the Trust's properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Trust's lenders and other creditors and only for the remainder, if any, would be available to the Trust.

COMPETITION

The Trust actively competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Trust. The Trust's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. The Trust's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Trust.

Certain of the Trust's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Trust's ability to sell or supply oil or gas to these customers in the future. The Trust's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

ENVIRONMENTAL RISKS

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Trust's financial condition, results of operations or prospects.

INSURANCE

The Trust's involvement in the exploration for and development of oil and gas properties may result in the Trust becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Trust has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Trust may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Trust. The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, could have a materially adverse effect on the Trust's financial position, results of operations or prospects.

KYOTO PROTOCOL

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide, and other so-called "greenhouse gases". The Trust's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Trust to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from the Trust's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Trust.

RESERVE REPLACEMENT

The Trust's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Trust successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Trust may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Trust's reserves will depend not only on the Trust's ability to develop any properties it may have from time to time, but also on its ability to develop any producing properties or prospects. There can be no assurance that the Trust's future exploration and development efforts will result in the discovery of additional commercial accumulations of oil and natural gas.

RELIANCE ON OPERATORS AND KEY EMPLOYEES

To the extent the Trust is not the operator of its oil and gas properties, the Trust will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Trust will be largely dependent upon the performance of its management and key employees. The Trust does not have any key man insurance policies; therefore, there is a risk that the death or departure of any member of management or any key employee could have a materially adverse effect on the Trust.

PERMITS AND LICENSES

The operations of the Trust may require licenses and permits from various governmental authorities. There can also be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

ADDITIONAL FUNDING REQUIREMENTS

The Trust's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Trust may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Trust to forfeit interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Trust's revenue from its reserves decreases as a result of lower oil and natural gas prices or otherwise, it will affect the Trust's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Trust's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Trust.

From time to time the Trust may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Trust's debt levels above industry standards. Neither the Trust's articles nor its by-laws limit the amount of indebtedness that the Trust may incur. The level of the Trust's indebtedness from time to time could impair the Trust's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

TITLE TO PROPERTIES

Although title reviews are done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Trust's claim which could result in a reduction of the revenue received by the Trust.

ABORIGINAL CLAIMS

Aboriginal people have claimed aboriginal title and rights to portions of western Canada. The Trust is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on the Trust and its operations.

DELAYS IN BUSINESS OPERATIONS

In addition to the usual delays in payments by purchasers of oil and natural gas to the Trust or to the operators, and the delays by operators in remitting payment to the Trust, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of the Trust in a given period and expose the Trust to additional third party credit risks.

CHANGES IN LEGISLATION

The return on an investment in securities of the Trust is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects the Trust or the holding and disposing of the securities of the Trust.

SEASONALITY

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment; thereby, reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Trust.

MUTUAL FUND TRUST STATUS

It is intended that the Trust qualify at all times as a mutual fund trust for the purposes of the Tax Act (Canada). The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- where at the end of any month a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP") or deferred profit sharing plan (collectively, "Exempt Plans") holds units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of the units at the time such units were acquired by the Exempt Plan. An RRSP or RRIF holding units that are not qualified investments would become taxable on income attributable to the units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESP's which hold units that are not qualified investments may have their registration revoked by the CRA.
- the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.
- the Fund would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws; and
- units would become taxable Canadian property. As a result, non-resident unitholders would be subject to Canadian income tax on any gains realized on a disposition of units held by them, subject to relief under an applicable tax convention. In addition, the Trust may take certain measures in the future to the extent that Trust believes such measures are necessary to ensure it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of units.

NON-RESIDENT OWNERSHIP OF UNITS

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Proposed amendments to the Tax Act originally published by the Minister of Finance (Canada) on March 22, 2004 were to provide that after December 31, 2004, the Trust must continuously ensure that not more than 50 percent of its issued units are held by non-residents of Canada or partnerships (other than "Canadian partnerships" as defined in the Tax Act). In December 2004, however, the Minister of Finance announced that these Proposed Amendments were not being included in draft legislation and that further discussions would be

pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual fund trusts. The Trust Indenture provides that at no time may non-residents be the beneficial owners of more than 49 percent of the Trust units. If at any time the Trust or its administrator, Thunder Energy Inc., become aware that the activities of the Trust and /or ownership of units by non-residents may threaten the status of the Trust under the Tax Act as a "mutual fund trust", the Trust, by or through Thunder Energy Inc. on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of Thunder Energy Inc. to maintain the status of the Trust as a "mutual fund trust".

INCOME TAX MATTERS

Generally, income trusts, including the Trust, involve significant amounts of intercompany debt, royalties or similar instruments, generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. Although the Trust is of the view that all expenses claimed by the Trust and its subsidiaries will be reasonable and deductible and that the cost amount and capital cost allowance claims of such entities' depreciable properties will have been correctly determined, there can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed, it could materially adversely affect the amount of distributions available to the Trust. The Trust believes that the interest expense inherent in the structure of the Trust is supportable and reasonable.

ASSESSMENTS OF VALUE OF ACQUISITIONS

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and the Trust's own assessments. Both these assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the Trust's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that the Trust uses for its year-end reserve evaluations.

ACCOUNTING WRITE-DOWNS AS A RESULT OF GAAP

Canadian generally accepted accounting principles require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavorably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Trust's units.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the estimated recoverable amounts, the Trust would have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

THIRD PARTY CREDIT RISK

The Trust is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Trust, such failure could have a materially adverse effect on the Trust and its funds from operations.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying consolidated financial statements have been prepared using policies and procedures established by management and reflect fairly the Trust's financial position, results of operations and cash flow, within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the consolidated financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

External auditors have examined the consolidated financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of the Trust.

The Audit Committee of the Board of Directors has reviewed in detail the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

[Signed]

Stuart J. Keck
President and Chief Executive Officer

[Signed]

Brent T. Kirkby
Vice President Finance and Chief Financial Officer

AUDITORS' REPORT

TO THE UNITHOLDERS OF THUNDER ENERGY TRUST

We have audited the consolidated balance sheets of Thunder Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[Signed]

Ernst & Young LLP
Chartered Accountants
Calgary, Canada

March 6, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 ($000s)	2005	2004
		(restated – Note 2)
Assets (Note 6)		
Current		
Cash	$ –	$ 21
Accounts receivable (Note 12)	49,810	23,728
Prepaid expenses	1,219	953
	51,029	24,702
Property and equipment (Note 5)	658,069	410,242
Goodwill (Notes 3 and 4)	108,292	45,448
	$ 817,390	$ 480,392
Liabilities and Unitholders'/Shareholders' Equity		
Current		
Bank indebtedness	$ 4,409	$ 1,568
Distributions payable	6,595	–
Accounts payable and accrued liabilities (Note 13)	57,542	47,581
Revolving loan (Note 6)	136,359	82,896
	204,905	132,045
Capital lease obligations	–	94
Unit-based compensation (Note 8)	1,295	-
Asset retirement obligations (Note 7)	24,774	13,417
Future income taxes (Note 10)	146,876	68,656
	377,850	214,212
Unitholders'/shareholders' equity		
Unitholders'/shareholders' capital (Note 8)	411,341	189,573
Contributed surplus (Note 8)	3,025	2,836
Accumulated earnings	63,920	73,771
Accumulated distributions (Note 9)	(38,746)	-
	439,540	266,180
	$ 817,390	$ 480,392

See accompanying notes

On behalf of the Board:

[Signed]

Douglas A. Dafoe
Director

[Signed]

J.W. (Jack) Peltier
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND ACCUMULATED EARNINGS

Years ended December 31 ($000s, except per unit/share data)	2005	2004
		(restated – Note 2)
Revenue		
Petroleum and natural gas sales	**$ 195,778**	$ 116,409
Royalties, net of ARTC	**(33,905)**	(20,922)
Transportation expenses	**(6,383)**	(4,225)
Petroleum and natural gas sales, after royalties and transportation	**155,490**	91,262
Expenses		
Operating	**29,704**	19,299
General and administrative (Note 2, 3 and 13)	**8,517**	2,470
Unit/stock-based compensation (Note 8)	**8,582**	2,514
Interest	**5,357**	3,094
Write-down of property and equipment (Note 5)	**56,243**	–
Depletion, depreciation and accretion	**75,058**	36,618
	183,461	63,995
Income (loss) before taxes	**(27,971)**	27,267
Provision for income taxes (recovery) (Note 10)	**(18,120)**	10,499
Net income (loss) for the year	**(9,851)**	16,768
Accumulated earnings		
Beginning of year	**73,771**	55,405
Retroactive application of change in accounting policy (Note 2)	**–**	1,598
End of year	**$ 63,920**	$ 73,771
Units and shares outstanding (weighted average)		
Units and shares (basic)	**44,733**	22,107
Units and shares (diluted)	**44,938**	22,625
Net income (loss) per unit and share		
Units and shares (basic)	**$ (0.22)**	$ 0.76
Units and shares (diluted)	**$ (0.22)**	$ 0.74

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($000s)	2005	2004
		(restated – Note 2)
Operating Activities		
Net income (loss) for the year	**$ (9,851)**	$ 16,768
Add items not requiring cash:		
Unit/stock-based compensation	**8,582**	2,514
Depletion, depreciation and accretion	**75,058**	36,618
Write-down of property and equipment	**56,243**	–
Future income taxes (Note 10)	**(19,641)**	9,872
Funds from operations	**110,391**	65,772
Settlement of asset retirement obligations	**(1,306)**	(159)
Changes in non-cash working capital related to operating activities (Note 11)	**(27,619)**	(10,391)
Cash provided by operating activities	**81,466**	55,222
Financing Activities		
Issue of Trust units for cash, net of costs	**11,398**	12,237
Increase (decrease) in bank indebtedness	**2,841**	(355)
Increase in revolving loan	**53,463**	8,548
Cash distributions paid	**(30,079)**	–
Cash received on Arrangement (Note 3)	**10,000**	–
Cash provided by financing activities	**47,623**	20,430
Investing Activities		
Expenditures on property and equipment	**(88,394)**	(95,039)
Assumption of bank indebtedness (Notes 3 and 4)	**(49,728)**	(4,075)
Transaction costs on Impact acquisition (Note 4)	**–**	(1,116)
Changes in non-cash working capital related to investing activities (Note 11)	**9,012**	24,599
Cash used in investing activities	**(129,110)**	(75,631)
Net change in cash position	**(21)**	21
Cash position – beginning of year	**21**	–
– end of year	**$ –**	$ 21

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

Thunder Energy Trust (the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The principal undertaking of the Trust is to indirectly explore for, develop and hold interest in petroleum and natural gas properties through investments in securities of subsidiaries. Thunder Energy Inc. and its subsidiaries carry on the business of the Trust and directly own the petroleum and natural gas properties and assets related thereto. The Trust owns, directly and indirectly, 100 percent of the common shares (excluding the exchangeable shares) of Thunder Energy Inc.

The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005. The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coalbed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 Trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember.

The conversion of Thunder Energy to a trust has been accounted for on a continuity of interest basis. Accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The consolidated financial statements for the year ended December 31, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7 to December 31, 2005. The comparative figures are the results of Thunder Energy and its subsidiaries. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Business and Basis of Presentation

The Trust is involved in the exploration, development and production of petroleum and natural gas in British Columbia, Alberta and Saskatchewan. The consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Specifically, the amounts recorded for depletion, depreciation and accretion of oil and natural gas properties and equipment and asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Petroleum and Natural Gas Properties and Gas Plants and Related Facilities

The Trust follows the full cost method of accounting whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, equipping, geological and geophysical costs and overhead expenses directly related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Depletion of petroleum and natural gas properties is provided on accumulated costs using the unit-of-production method based on estimated gross proven petroleum and natural gas reserves, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Depreciation of gas plants and related facilities is calculated on a straight-line basis over their estimated useful lives of fifteen years. Assets under capital lease are amortized on a straight-line basis over the life of the lease.

The Trust records other assets at cost and provides depreciation on the declining balance method at rates varying from 20% to 100% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Ceiling Test

The Trust evaluates its petroleum and natural gas assets in each reporting period to determine that the costs are recoverable and the costs do not exceed the fair value of the properties. If the sum of the undiscounted cash flows expected from the production of proved reserves exceeds the carrying value of the petroleum and natural gas assets, the costs are considered recoverable. Cash flows are calculated based on third-party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

If the carrying value of the petroleum and natural gas assets is not considered to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from production of proved and probable reserves. The cash flows are estimated using future product prices and costs and then are discounted.

The costs of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Asset Retirement Obligations

The Trust records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Goodwill

Goodwill, at the time of acquisition, represents the excess of the purchase price of a business over the fair value of net assets acquired; thereafter, goodwill is assessed for impairment at least annually. If the fair value of the business is less than the book value, a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the business' tangible assets and liabilities from the fair value of the business to determine the implied fair value of goodwill and comparing that amount to the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to income in the period of the impairment.

Joint Interest Operations

A portion of the Trust's petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Trust's proportionate interest in such activities.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recognized during the month when title passes.

Per Unit Amounts

Basic net income (loss) per unit is calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted net income (loss) per unit is calculated using the treasury stock method to determine the dilutive effects of restricted and performance units granted under the Trust unit incentive plans.

Trust Unit Incentive Plans

The Trust has established incentive plans for employees, officers, directors, consultants and other service providers. Compensation expense associated with the unit incentive plans is granted in the form of restricted Trust units ("RTU's") and performance Trust units ("PTU's") and is determined based on the intrinsic value of the Trust units at each period end. The intrinsic value method is used as Plan Participants may be paid, at management's discretion, in cash or new units issued from treasury. This valuation incorporates the period end Trust unit price, the number of RTU's and PTU's outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit incentive price. In addition, compensation expense is amortized over the vesting period of the incentive plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and unit based compensation liability is dependent upon expected payout date.

The Trust has not incorporated an estimated forfeiture rate for RTU's and PTU's that will not vest; rather, the Trust accounts for actual forfeitures as they occur.

Flow-Through Shares

A portion of Thunder Energy's exploration and development activities was financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through share issues, the tax attributes of the related expenditures were renounced to the share subscribers. To recognize the foregone tax benefits to the Trust, the carrying value of the shares issued was reduced by the tax effect of the tax benefits renounced to subscribers. The tax effect of the renouncement was recorded when the renouncements related to the corresponding exploration and development expenditures were filed.

Income Taxes

The Trust is a mutual fund trust for purposes of the Tax Act (Canada), and is only subject to statutory income taxes on taxable income not distributed to unitholders. There is no recognition of future income tax assets or liabilities on temporary differences within the Trust; however, the asset and liability method of accounting for income taxes is followed within the subsidiaries of the Trust. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change becomes substantively enacted.

Hedging

The Trust may use derivative financial instruments from time to time to hedge exposure to commodity price and foreign exchange fluctuations. The Trust would not enter into such contracts for trading or speculative purposes.

The Trust must formally identify, designate, document and assess the effectiveness of relationships that are to receive hedge accounting treatment. Gains and losses from changes in the fair value of derivative contracts that do not qualify for hedge accounting would be recognized in earnings when those changes occur. In 2005, the Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were entered into with Forte's marketers of crude oil and natural gas products to hedge its oil and gas price risk. These contracts were marked to market at July 7, 2005 and realized losses were applied against the liability. All such contracts were completed at December 31, 2005.

Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

2. CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

BALANCE SHEET ($000s)	As at December 31, 2004
Property and equipment	$ 4,160
Future income tax liability	$ 1,722
Accumulated earnings	$ 2,438

INCOME STATEMENT ($000s, except per unit data)	Year ended December 31, 2004
General and administrative expenses	$ (1,794)
Depletion, depreciation, and accretion	418
Future tax expense	536
Net income impact	$ 840
Net income per unit – basic	$ 0.04
Net income per unit – diluted	$ 0.04

3. PLAN OF ARRANGEMENT

On July 7, 2005, and in accordance with the Plan of Arrangement announced on May 3, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coalbed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 Trust units for each Mustang share resulting in 9.6 million Trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $161.2 million before the $24.5 million reduction for the conveyance of certain Mustang assets and liabilities to Clipper. The results of Mustang have been included in the consolidated financial statements commencing from the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of the acquisition, was as follows:

MUSTANG NET ASSETS ACQUIRED ($000s)	
Current assets	$ 10,523
Property and equipment	200,683
Goodwill	38,500
Current liabilities	(12,040)
Bank indebtedness	(26,188)
Asset retirement obligations	(5,019)
Future income tax liability	(45,259)
	$ 161,200
Value of units and exchangeable shares of Trust issued	**$ 161,200**

The consideration for the Forte acquisition was 0.35 Trust units for each Forte share resulting in 6.5 million Trust units and 1.0 million exchangeable shares being issued. The value assigned to each Trust unit was $7.60 based on the Thunder Energy share price at the time the Arrangement was announced. The value of the transaction was $113.5 million, net of the $35.1 million reduction for the conveyance of certain Forte assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the consolidated financial statements commencing from the acquisition date. The final allocation of the purchase price, after adjustment to reflect the Trust's current understanding of fair values as at the date of the acquisition, was as follows:

FORTE NET ASSETS ACQUIRED ($000s)	
Current assets	$ 13,577
Property and equipment	155,588
Goodwill	24,344
Current liabilities	(14,280)
Bank indebtedness	(23,540)
Asset retirement obligations	(7,596)
Future income tax liability	(34,590)
	$ 113,503
Value of units and exchangeable shares of Trust issued	**$ 113,503**

In conjunction with the Plan of Arrangement, certain one-time external costs related to the reorganization of $8.7 million have been included as a capital cost and internal costs including $3.3 million in retention and severance and $5.4 million of stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those companies prior to the transaction date.

Under the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at the Thunder Energy carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was equal to fair market value. As part of the Arrangement, both Ember and Clipper paid $5.0 million to the Trust, which was accounted for as a reduction in capital for each entity.

The values transferred to Ember were as follows:

EMBER NET ASSETS TRANSFERRED ($000s)	
Property and equipment	$ 16,431
Future income tax asset	9,949
Asset retirement obligations	(1,487)
Total assets transferred	24,893
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 19,893**

The values transferred to Clipper were as follows:

CLIPPER NET ASSETS TRANSFERRED ($000s)	
Property and equipment	$ 53,388
Future income tax asset	7,041
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	57,588
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 52,588**

In conjunction with the Plan of Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. Stock-based compensation of $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million) based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

4. ACQUISITION OF IMPACT

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated based on the Thunder Energy share price at the time the acquisition was announced. Thunder Energy issued 18.1 million common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

NET ASSETS ACQUIRED ($000s)	
Current assets, including cash of $14	$ 2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(4,837)
Bank indebtedness	(4,075)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	$ 136,951
Value of Thunder Energy common shares issued	$ 135,835
Transaction costs	1,116
Total consideration	**$ 136,951**

5. PROPERTY AND EQUIPMENT

($000s)	Cost	Accumulated depletion and depreciation	Net book value
2005			
Petroleum and natural gas properties	**$ 709,222**	**$ 135,589**	**$ 573,633**
Gas plants and related facilities	**113,607**	**30,101**	**83,506**
Office equipment	**1,367**	**437**	**930**
	$ 824,196	**$ 166,127**	**$ 658,069**
2004			
Petroleum and natural gas properties	$ 384,590	$ 81,068	$ 303,522
Gas plants and related facilities	130,319	24,540	105,779
Office equipment	1,336	419	917
Assets under capital lease	248	224	24
	$ 516,493	$ 106,251	$ 410,242

At December 31, 2005, costs of $16.3 million (2004 – $46.3 million) related to unproven properties have been excluded from the full cost pool. In 2004 costs associated with coalbed methane pilot projects were also excluded from the full cost pool. These properties were transferred to Ember as part of the Arrangement.

In 2005, the Trust capitalized $1.6 million (2004 – $1.8 million) of overhead directly related to acquisition, exploration and development activities.

The carrying value of the Trust's petroleum and natural gas properties and equipment is limited to the amount calculated under the ceiling test at the balance sheet date. At December 31, 2005, the calculation indicated the carrying value of the Trust's petroleum and natural gas properties and equipment was in excess of the amount calculated under the ceiling test. Accordingly, a write-down in the amount of $56.2 million has been recorded. This write-down is primarily the result of downward revisions in the Trust's petroleum and natural gas reserves, as estimated by independent engineers as at December 31, 2005. The ceiling test calculation was based on benchmark reference prices adjusted for the Trust's quality and price differentials discounted at an interest rate of 6.8% over the estimated reserve life.

The following table summarizes the benchmark reference prices used in the ceiling test calculation:

Year	WTI Oil ($US/bbl)	Edmonton Light Crude Oil 40° API ($Cdn/bbl)	Henry Hub Gas Price ($US/mmbtu)	AECO Natural Gas Price ($Cdn/mmbtu)
2006	57.00	66.25	10.50	10.60
2007	55.00	64.00	8.75	9.25
2008	51.00	59.25	7.50	8.00
2009	48.00	55.75	7.00	7.50
2010	46.50	54.00	6.75	7.20
Escalate thereafter	2.0% per year	2.0% per year	2.0% per year	2.0% per year

6. REVOLVING CREDIT FACILITY

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145 million extendable revolving term credit facility and a $15 million operating credit facility. The credit facilities are available as revolving facilities to April 30, 2006 subject to extension annually with the agreement of the lenders. The credit facilities bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The credit facilities are collateralized by a $500 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may redetermine the borrowing base.

Cash interest paid in the year was $4.7 million (2004 – $3.2 million) at the effective annualized interest rate of 4.4% (2004 – 3.9%).

7. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $53 million which will be incurred between 2006 and 2034. The majority of the costs will be incurred between 2010 and 2034. A credit-adjusted risk-free rate of 8.5 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

ASSET RETIREMENT OBLIGATIONS ($000s)	2005	2004
Balance, beginning of year	$ **13,417**	$ 10,352
Liabilities incurred in the year	**1,758**	2,271
Forte acquisition	**7,596**	–
Mustang acquisition	**5,019**	–
Revisions	**(135)**	–
Liabilities released to Ember and Clipper	**(3,328)**	–
Liabilities settled in the year	**(1,306)**	(159)
Accretion expense	**1,753**	953
Balance, end of year	$ **24,774**	$ 13,417

8. UNITHOLDERS'/SHAREHOLDERS' CAPITAL

TRUST UNITS OF THUNDER ENERGY TRUST

(including the conversion of exchangeable shares)	Number of units (000s)	($000s)
Trust units outstanding (see (a) below)	43,967	$ 385,960
Trust units issuable on conversion of exchangeable shares (see (b) below)	2,188	25,381
Balance December 31, 2005	**46,155**	**$ 411,341**

(a) Trust Units of Thunder Energy Trust

Authorized: unlimited number of Trust units

TRUST UNITS	Number of units (000s)	($000s)
Balance December 31, 2004	–	$ –
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition (Note 3)	6,475	99,288
Issued on Mustang acquisition (Note 3)	9,607	123,810
Reduction of capital, Ember conveyance (Note 3)	–	(19,893)
Reduction of capital, Clipper conveyance (Note 3)	–	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	–	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	–	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	**43,967**	**$ 385,960**

The Trust has a distribution reinvestment program whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for an increase in unitholders' capital of $2.1 million.

(b) Exchangeable Shares of Thunder Energy Trust

Authorized: unlimited number of exchangeable shares

EXCHANGEABLE SHARES	Number of units (000s)	($000s)
Balance December 31, 2004	–	$ –
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	**2,188**	**$ 25,381**

Exchangeable shares accrue notional distributions in-kind and are convertible into Trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the Trust.

The exchangeable shares are not entitled to cash distributions. The Exchange Ratio increases on a monthly basis. The increase in Exchange Ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date. A holder of Thunder Energy Inc. exchangeable shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or the Trust Agent. The Exchange Ratio to convert each exchangeable share to a Trust unit was 1.00000 at the time of issuance. Effective December 15, 2005, the Exchange Ratio was 1.05993. If the 2.2 million exchangeable shares outstanding at December 31, 2005 were exchanged at that time, 2.3 million Trust units would have been issued.

(c) Common Shares and Stock Options of Thunder Energy Inc.

COMMON SHARES	Number of units (000s)	($000s)
Balance December 31, 2003	31,562	$ 41,081
Issued for cash on exercise of stock options	1,001	3,091
Issued on Impact acquisition (Note 4)	18,100	135,835
Share issue costs, net of tax of $68	–	(101)
Flow-through shares issued for cash	1,000	10,000
Share issue costs, net of tax of $212	–	(333)
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation on options	–	18
Tax effect of flow-through shares	–	(3,375)
Effect of exchange ratios	(8,088)	–
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	**–**	**$ –**

In December 2004, Thunder Energy issued 1,000,000 flow-through shares at $10 per share. The tax credits associated with expenditures to be funded by this offering were renounced under the look-back rule in the first quarter of 2005, and the future tax liability recorded.

THUNDER ENERGY INC.	2005 Options (000s)	2005 Weighted-average exercise price	2004 Options (000s)	2004 Weighted-average exercise price
Opening	**4,354**	**$ 6.11**	2,874	$ 3.57
Granted	**10**	**8.43**	2,805	7.76
Exercised – prior to the Arrangement	**(436)**	**2.81**	(1,001)	2.96
Cancelled – prior to the Arrangement	**(147)**	**7.88**	(324)	7.53
Exercised – under the terms of the Arrangement	**(1,921)**	**12.23**	–	–
Cancelled – under the terms of the Arrangement	**(1,860)**	**12.66**	–	–
Closing	**–**	**$ –**	4,354	$ 6.11

(d) Contributed Surplus

The following table reconciles the Trust's contributed surplus:

	($000s)
Balance December 31, 2003	$ 463
Stock-based compensation	2,514
Stock options exercised	(141)
Balance December 31, 2004	2,836
Stock-based compensation	7,287
Stock options exercised for Trust units	(7,098)
Balance December 31, 2005	**$ 3,025**

(e) Trust Unit Incentive Plans

The Trust approved a restricted unit incentive plan and a performance unit incentive plan (the "Plans"). Under the terms of the Plans, both Restricted and Performance Units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

Subject to the Board of Directors of the Trust's administrator, Thunder Energy Inc., determining otherwise, (i) RTUs of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust units are issued, and (ii) PTUs vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust's performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

Upon vesting and at management's option, the Plan Participant is entitled to receive either the units granted plus accumulated distributions or the cash payment based on the fair value of the underlying Trust units plus notional accrued distributions. As such, the fair value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period. As the value of the RTUs and PTUs is dependent upon the Trust unit price, the expense recorded in the statement of income may vary from period to period.

The Trust recorded a compensation liability of $1.3 million for the year. The compensation liability was based on the December 31, 2005 unit closing price of $12.00, distributions of $0.15 per unit per month beginning in July 2005 upon the inception of the Trust, and management's estimate of the number of RTUs and PTUs to be issued on maturity. The number of RTUs and PTUs to be granted to each Plan Participant relating to 2005 was ratified by the Board of Directors of the Trust's administrator, Thunder Energy Inc., on January 12, 2006. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the year ended December 31, 2005.

	RTUs	PTUs
Balance December 31, 2004	–	–
Granted	282,816	58,740
Exercisable	–	–
Balance December 31, 2005	**282,816**	**58,740**

9. ACCUMULATED DISTRIBUTIONS

During the year, the Trust declared distributions of $38.7 million to unitholders. Distributions were $0.15 per unit per month for the months of July through December 2005. Cash distributions paid totaled $30.1 million (2004 – $Nil).

10. INCOME TAXES

The Trust is a taxable entity under the Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

($000s, except where noted)	2005	2004
Statutory income tax rate for year	**37.75%**	38.94%
Computed income tax expense (recovery)	**$ (10,559)**	$ 10,618
Add (deduct) income tax effect of:		
Non deductible Crown charges, net of ARTC	**4,447**	4,749
Resource allowance	**(5,217)**	(4,930)
Unit /stock-based compensation	**3,240**	979
Taxable distributions	**(11,823)**	–
Tax rate adjustments	**258**	(1,569)
Other	**13**	25
Future income tax	**(19,641)**	9,872
Large corporation tax	**1,521**	627
Provision for income taxes (recovery)	**$ (18,120)**	$ 10,499

The primary components of the future income tax liability relate to the following:

($000s)	2005	2004
Property and equipment	**$ 143,652**	$ 56,501
Deferral of partnership income	**32,608**	19,754
Tax loss carry forwards recognized	**(17,779)**	(1,441)
Attributed Canadian royalty income	**(1,567)**	(819)
Asset retirement obligations	**(8,329)**	(4,511)
Unit /share issue costs	**(1,709)**	(783)
Other	**–**	(45)
Future income tax liability	**$ 146,876**	$ 68,656

Cash taxes paid approximate large corporation tax expense for each of the years ended December 31, 2005 and 2004.

11. SUPPLEMENTAL CASH FLOW INFORMATION

($000s)	2005	2004
Changes in non-cash working capital:		
Accounts receivable	**$ (26,082)**	$ (12,385)
Prepaid expenses	**(266)**	(105)
Accounts payable and accrued liabilities	**9,961**	28,843
Assumption of working capital on acquisitions	**(2,220)**	(2,145)
	$ (18,607)	$ 14,208
Changes in non-cash working capital:		
Operating activities	**$ (27,619)**	$ (10,391)
Investing activities	**9,012**	24,599
	$ (18,607)	$ 14,208

12. RISK MANAGEMENT

a) Credit risk

A substantial portion of the Trust's accounts receivable are with oil and gas marketing entities. The Trust generally extends unsecured credit to these companies; therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Trust's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of these companies to which it extends credit.

The Trust has not previously experienced any material credit losses on the collection of receivables. Of the Trust's significant individual accounts receivable at December 31, 2005, approximately 26% was owing from three customers (2004 – 37% from one customer) which represented revenue from marketers. Subsequent to year-end, 100% was settled.

b) Fair value of financial instruments

The carrying amounts of financial instruments included in the balance sheet approximate their fair value.

13. RELATED PARTY TRANSACTIONS

During the year, the Trust incurred expenditures of $1.0 million (2004 – $331,000) for general corporate legal fees to a legal firm of which a director is a partner. At December 31, 2005, $10,000 (2004 – $64,000) remained outstanding. The legal fees include transaction costs of $0.8 million relating to the Plan of Arrangement and the remainder is included in general and administrative expense. The related party transactions were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

14. CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

The Trust has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments have been considered when assessing cash requirements in the analysis of future liquidity.

			Payments		
($000s)	**Total**	< 1 year	1-3 years	4-5 years	> 5 years
Revolving loan (Note 6)	**$ 136,359**	$ 136,359	$ –	$ –	$ –
Firm transportation	**6,904**	4,386	2,508	10	–
Power contract	**105**	105	–	–	–
Office and vehicle leases	**6,197**	1,031	2,566	1,733	867
Total	**$ 149,565**	$ 141,881	$ 5,074	$ 1,743	$ 867

2005 – SECOND HALF OVERVIEW

	Third Quarter		Fourth Quarter		**Total Second Half**	
Financial ($000s, except per unit data and payout ratio)						
Petroleum and natural gas sales	65,866		67,833		**133,699**	
Funds from operations	35,037		39,587		**74,624**	
Per unit – basic	0.79		0.86		**1.66**	
Per unit – diluted	0.79		0.85		**1.65**	
Net income (loss)	7,718		(25,433)		**(17,715)**	
Per unit – basic	0.18		(0.55)		**(0.39)**	
Per unit – diluted	0.17		(0.55)		**(0.39)**	
Distributions declared	19,114		19,632		**38,746**	
Per unit	0.45		0.45		**0.90**	
Payout ratio	55%		50%		**52%**	
Capital expenditures	21,228		24,456		**45,684**	
Debt including working capital deficiency	148,432		153,876		**153,876**	
Average units outstanding – basic	44,083		45,990		**45,037**	
– diluted	44,392		46,332		**45,362**	
Operations						
Daily production						
Natural gas (mcf/d)	44,680		40,489		**42,585**	
Oil and NGL (bbls/d)	4,128		4,312		**4,220**	
Barrels of oil equivalent (boe/d)	11,574		11,060		**11,317**	
Average sale prices						
Natural gas ($/mcf)	9.13		11.11		**10.10**	
Oil and NGL ($/bbl)	69.90		62.64		**66.27**	
	Gross	Net	Gross	Net	**Gross**	**Net**
Wells drilled						
Gas	16	10.8	23	19.3	**39**	**30.1**
Oil	2	1	7	2.2	**9**	**3.2**
Dry	5	2.7	18	10.3	**23**	**13.0**
Total	23	14.5	48	31.8	**71**	**46.3**

CORPORATE INFORMATION

DIRECTORS

DOUGLAS A. DAFOE, C.A.[2] [4] [5]
Chairman of the Board,
Chief Executive Officer,
and Executive Chairman
Ember Resources Inc.

COLIN D. BOYER, P. Eng[1] [3]
President,
Birchill Resources Partnership

JOHN CLARK[5]
President,
Investments and Technical
Management Corp.

STUART J. KECK, P. Eng[4]
President and Chief Executive Officer,
Thunder Energy Trust

THOMAS J. MACKAY[3] [4]
Chairman and Chief Executive Officer,
Valiant Energy Inc.

PATRICK MILLS[1] [3]
Independent Businessman

JAMES M. PASIEKA[2]
Barrister & Solicitor,
Heenan Blaikie LLP

J.W. (JACK) PELTIER[1]
President,
Ipperwash Resources Ltd.

RICHARD A. M. TODD[2] [5]
Independent Businessman

OFFICERS

STUART J. KECK, P. Eng
President and Chief Executive Officer

BRENT T. KIRKBY, CMA
Vice President, Finance
and Chief Financial Officer

STEVEN R. GELL, P. Eng
Vice President, Production

G.L. (GERRY) BOYER, P. Eng
Vice President, Engineering

BRAD CROWE
Vice President, Land

NOTICE OF MEETING

The Annual General meeting will be held on Monday, May 15, 2006 at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta beginning at 3:00 p.m. MDT.

Unitholders are encouraged to attend. Those unable to attend are asked to complete and return their Form of Proxy.

(1) Audit Committee
(2) Compensation Committee
(3) Reserve Evaluation Committee
(4) Health, Safety and Environment Committee
(5) Hedging Committee

HEAD OFFICE

Suite 400, 321 – 6th Avenue S.W.
Calgary, Alberta T2P 3H3
Phone: (403) 294-1635
Fax: (403) 232-1317
Email: thunder@thunderenergy.com
www.thunderenergy.com

INDEPENDENT ENGINEERS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

AUDITORS

Ernst & Young LLP
Calgary, Alberta

LEGAL COUNSEL

Heenan Blaikie LLP
Calgary, Alberta

BANKERS

Bank of Montreal
CIBC
ATB Financial
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company
Calgary, Alberta

STOCK LISTING

The Toronto Stock Exchange
Symbol: THY.UN

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit	mmbbl	million barrels
bbl	barrels of oil or natural gas liquids	mboe	thousand barrels of oil equivalent
bcf	billion cubic feet of natural	mcf	thousand cubic feet of natural gas
boe	gas barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)	mmcf	million cubic feet of natural gas
		mmbtu	million British thermal units
/d	per day	NGL	natural gas liquids
gj	gigajoule	Premium Distribution™	Denotes trademark of Canaccord Capital Corporation
mbbl	thousand barrels		

THUNDER

TRUST

Suite 400,
321 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3H3

FILE NO. 82-34957

THUNDER ENERGY TRUST

UNDERTAKING

To: ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES OFFICE
NEW BRUNSWICK SECURITIES COMMISSION

In connection with the filing of the final prospectus of Thunder Energy Trust (the "Trust") dated March 30, 2006 relating to the issuance of debentures of the Trust, the Trust hereby undertakes pursuant to National Policy 41-201 that:

1. In complying with its reporting issuer obligations, the Trust will treat Thunder Energy Inc. (the "Administrator") as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Administrator and the Trust, for as long as the Administrator (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for the Administrator (and any of its significant business interests);

2. So long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who is an insider of the Administrator to file insider reports about trades in units of the Trust (including securities which are exchangeable into units of the Trust); and

3. The Trust will annually certify that it has complied with this undertaking by filing a certificate to that effect on SEDAR concurrently with the filing of its annual financial statements.

DATED at the City of Calgary, in the Province of Alberta, this 30th day of March, 2006.

THUNDER ENERGY INC., on behalf of **THUNDER ENERGY TRUST**

Per: (signed) "Brent Kirkby"

BRENT T. KIRKBY
Vice-President, Finance
and Chief Financial Officer

FILE No. 82-3495

THUNDER ENERGY TRUST

UNDERTAKING

To:
ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES OFFICE
NEW BRUNSWICK SECURITIES COMMISSION

In connection with the filing of the final prospectus of Thunder Energy Trust (the "Trust") dated March 30, 2006 relating to the issuance of debentures of the Trust (the "Prospectus"), the Trust hereby undertakes to file as a material document on SEDAR the Indenture, as defined in the Prospectus, promptly upon its execution and in no event later than 7 days following the completion of the distribution of the debentures.

DATED at the City of Calgary, in the Province of Alberta, this 30th day of March, 2006.

THUNDER ENERGY INC., on behalf of **THUNDER ENERGY TRUST**

Per: (signed) "Brent Kirkby"

BRENT T. KIRKBY
Vice-President, Finance
and Chief Financial Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Mustang Resources Inc. is responsible for the preparation of all information included in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management's best estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control that provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records provide reliable and accurate information for the preparation of financial statements.

Collins Barrow Calgary LLP, an independent firm of chartered accountants, was appointed by the shareholders of Mustang Resources Inc. to audit the consolidated financial statements of the Corporation and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with Management and Collins Barrow Calgary LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Company's Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

[Signed]

Richard A.M. Todd
President and Chief Executive Officer
March 7, 2005

[Signed]

Darcy R. Anderson
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mustang Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

[Signed] "Collins Barrow Calgary LLP"

Chartered Accountants, Calgary, Alberta
March 7, 2005

Consolidated Balance Sheets

As at December 31	**2004**	2003
		(restated – note 3)
Assets		
Current assets		
Cash and cash equivalents	**$ –**	$ 4,873,636
Accounts receivable and prepaid deposits	**8,941,693**	3,770,370
	8,941,693	8,644,006
Property and equipment (NOTE 4)	**68,708,393**	25,639,790
	$ 77,650,086	$ 34,283,796
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 16,706,465**	$ 8,786,245
Bank debt (NOTE 5)	**6,776,375**	–
	23,482,840	8,786,245
Asset retirement obligation (NOTE 6)	**3,196,961**	1,857,194
Future income taxes (NOTE 7)	**5,090,637**	3,260,051
	31,770,438	13,903,490
Shareholders' Equity		
Share capital (NOTE 8)	**41,075,276**	20,028,416
Contributed surplus (NOTE 9)	**1,407,652**	595,837
Retained earnings (deficit)	**3,396,720**	(243,947)
	45,879,648	20,380,306
	$ 77,650,086	$ 34,283,796

See accompanying notes to consolidated financial statements.

Approved by the Board,

[Signed] [Signed]

Richard A.M. Todd
Director

Donald F. Archibald
Director

Consolidated Statements of Operations and Retained Earnings

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2003
		(restated – note 3)		*(restated – note 3)*
	(unaudited)	*(unaudited)*		
Revenue				
Petroleum and natural gas sales	**$ 11,935,281**	$ 2,552,750	**$ 30,214,421**	$ 9,638,582
Royalties	**(3,118,155)**	(604,595)	**(7,726,685)**	(2,097,110)
	8,817,126	1,948,155	**22,487,736**	7,541,472
Alberta Royalty Tax Credit	**125,000**	30,758	**500,000**	30,758
Interest income	**17**	25,901	**17,547**	67,188
	8,942,143	2,004,814	**23,005,283**	7,639,418
Expenses				
Production	**1,437,747**	604,389	**4,176,369**	1,847,276
Transportation	**317,906**	80,714	**844,560**	287,539
General and administrative	**816,639**	624,902	**2,862,158**	1,692,739
Interest	**58,883**	10,603	**240,390**	168,498
Depletion, depreciation and accretion	**2,984,147**	1,501,654	**8,223,789**	2,982,131
Stock compensation expense	**665,766**	(8,517)	**1,193,295**	362,983
	6,281,088	2,813,745	**17,540,561**	7,341,166
Earnings (loss) before income taxes	**2,661,055**	(808,931)	**5,464,722**	298,252
Income taxes (NOTE 7(B))				
Current income taxes	**–**	27,784	**4,611**	27,784
Future income taxes (recovery)	**583,721**	(360,533)	**1,819,444**	318,177
	583,721	(332,749)	**1,824,055**	345,961
Net earnings (loss)	**2,077,334**	(476,182)	**3,640,667**	(47,709)
Retained earnings (deficit), beginning of period, as previously reported	**1,319,386**	353,489	**(243,947)**	29,180
Retroactive change in accounting policy (NOTE 3)	**–**	(121,254)	**–**	(225,418)
Retained earnings, beginning of period, as restated	**1,319,386**	232,235	**(243,947)**	(196,238)
Retained earnings (deficit), end of period	**$ 3,396,720**	$ (243,947)	**$ 3,396,720**	$ (243,947)
Net earnings (loss) per share				
Basic	**$ 0.12**	$ (0.04)	**$ 0.21**	$ (0.00)
Diluted	**0.11**	$ (0.04)	**$ 0.20**	$ (0.00)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three months ended December 31,		Year ended December 31,	
	2004	2003	**2004**	2003
		(restated – note 3)		*(restated – note 3)*
	(unaudited)	*(unaudited)*		
Cash provided by (used for)				
Operating activities				
Net earnings	**$ 2,077,334**	$ (476,182)	**$ 3,640,667**	$ (47,709)
Add items not affecting cash				
Depletion, depreciation and accretion	**2,984,147**	1,501,654	**8,223,789**	2,982,131
Stock compensation expense	**665,766**	(8,517)	**1,193,295**	362,983
Future income taxes	**583,721**	(360,533)	**1,819,444**	318,177
Funds from operations	**6,310,968**	656,422	**14,877,195**	3,615,582
Asset retirement obligation expenditures	**(5,697)**	(62,930)	**(19,700)**	(62,930)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	**(1,483,458)**	(186,103)	**(3,640,049)**	(1,426,683)
Accounts payable and accrued liabilities	**940,779**	(578,875)	**3,012,329**	1,174,009
	5,762,592	(171,486)	**14,229,775**	3,299,978
Investing activities				
Expenditures on property and equipment	**(11,424,470)**	(8,771,791)	**(49,932,925)**	(19,204,127)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	**(1,327,791)**	(13,231)	**(1,531,274)**	(1,074,146)
Accounts payable and accrued liabilities	**2,515,197**	65,767	**4,907,892**	5,017,124
	(10,237,064)	(8,719,255)	**(46,556,307)**	(15,261,149)
Financing activities				
Issuance of share capital	**16,800**	9,900,000	**22,192,100**	15,948,500
Share issuance costs	–	(747,972)	**(1,515,579)**	(1,221,569)
Increase in bank debt	**4,457,672**	–	**6,776,375**	–
	4,474,472	9,152,028	**27,452,896**	14,726,931
Increase (Decrease) in cash and cash equivalents	–	261,287	**(4,873,636)**	2,765,760
Cash and cash equivalents, beginning of period	–	4,612,349	**4,873,636**	2,107,876
Cash and cash equivalents, end of period	**$ –**	$ 4,873,636	**$ –**	$ 4,873,636
Cash and cash equivalents is comprised of:				
Balances with banks	**$ –**	$ 173,636	**$ –**	$ 173,636
Short-term deposits	–	4,700,000	–	4,700,000
	$ –	$ 4,873,636	**$ –**	$ 4,873,636
Supplemental cash flow information:				
Interest paid	**$ 17,330**	$ 11,635	**$ 198,837**	$ 11,635
Current income taxes paid	**$ –**	$ 27,784	**$ 4,611**	$ 27,784

See accompanying notes to consolidated financial statements.

December 31, 2004 and December 31, 2003

1 Incorporation and Nature of Operations

Mustang Resources Inc. (the "Corporation") was incorporated under the laws of the Province of Alberta on March 13, 2002. The Corporation filed Articles of Amendment on June 19, 2002 amending its share capital to designate the Class A Common shares, Class B Common shares and Class C Preferred shares to Class A shares, Class B shares and Preferred Shares (Issuable in Series) and to vary the rights attaching thereto. On July 26, 2002 the Corporation filed Articles of Amendment to remove private company provisions and share transfer restrictions. The Corporation is a public company that trades on the TSX Exchange ("TSX") and is engaged in the exploration for and development and production of petroleum and natural gas in Western Canada.

2 Significant Accounting Policies

Use of estimates

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period involves the use of estimates and approximations, which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of consolidation

The consolidated financial statements include, in addition to the accounts of the Corporation, the accounts of its wholly-owned subsidiary and partnership.

(b) Property and equipment

Capitalized costs

The Corporation follows the Canadian full cost method of accounting for petroleum and natural gas operations whereby all costs relating to the exploration for and the development of petroleum and natural gas properties and related reserves will be capitalized into a single Canadian cost centre. Such costs include those related to lease acquisition, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss, unless such a disposition would alter the rate of depletion and depreciation by 20% or more.

Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment and facilities is calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by independent engineers. For purposes of the calculation, petroleum and natural gas reserves and production are converted to equivalent volumes based upon relative energy content whereby one barrel of oil equals six thousand cubic feet of natural gas. In determining its depletion base, the Corporation includes estimated future costs to be incurred in developing proved reserves and excludes the cost of undeveloped properties until it is determined that proved reserves are attributable to the property or impairment has occurred.

Joint ventures

Substantially all of the Corporation's exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Corporation's proportionate interest in such activities.

Depreciation on other equipment

Depreciation is provided on other equipment at annual rates of 20% to 30% per annum on a declining balance basis.

(c) Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and investments in highly liquid short-term deposits.

(d) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(e) Flow-through shares

The Corporation will, from time to time, issue flow-through shares to finance a portion of its petroleum and natural gas exploration program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Corporation as a result of the renunciations, when the expenditures are made. For all flow-through share issuances initiated after March 19, 2004, the income tax effect of expenditures is recognized when the expenditure is renounced.

(f) Per share information

Net earnings per share is calculated based on the weighted average number of Class A and Class B shares outstanding during the year. The diluted weighted average number of shares is adjusted for the dilutive effect of options, vested warrants and Class B shares. Under the treasury stock method, only "in the money" options are included in the weighted average diluted number of shares. It is also assumed that any proceeds obtained upon the exercise of options would be used to repurchase shares at the weighted average market price during the period. The weighted average number of shares is then reduced by the number of shares acquired. In addition, Class B shares are converted into Class A shares at $10 divided by the last 30 day weighted average price of the Class A shares.

(g) Revenue recognition

Revenue from the sale of petroleum and natural gas will be recognized when title passes to an external party and is based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(h) Risk Management

The Corporation may enter into forward contracts to hedge its exposure to the risks associated with fluctuating petroleum and natural gas prices. The purpose of the contracts are to lock in the price for a portion of the Corporation's production. Gains and losses associated with risk management activities will be recorded as adjustments to the production revenue at the time the related production is sold.

(i) Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and production equipment and facilities, the asset retirement obligation and the ceiling test are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions.

The amounts disclosed relating to fair values of stock options and warrants issued (note 8(g)) are based on estimates of future volatility of the Corporation's share price, expected lives of the options and warrants, expected dividends to be paid by the Corporation and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future periods could be significant.

3 Changes in Accounting Policies

(a) Asset Retirement Obligation

Effective January 1, 2004 Mustang implemented "Accounting for Asset Retirement Obligations" as prescribed in Section 3110 of the Canadian Institute of Chartered Accountants ("CICA") Handbook. The new standard requires companies to recognize an estimate of the liability associated with an asset retirement obligation ("ARO") in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long- term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(b) Stock-based compensation

The Corporation has a stock option plan as described in note 8(g).

The Company has adopted the new accounting standard for stock-based compensation, which requires the use of the fair value method for valuing stock option grants and warrants. Under this method, compensation cost attributable to all share options and warrants granted are measured at fair value at the date of grant and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options and warrants, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Consideration received by the Corporation on the exercise of stock options and warrants are recorded as share capital.

The Company has not incorporated an estimated forfeiture rate for stock options and warrants that will not vest, rather, the Company accounts for actual forfeitures as they occur.

The Company has retroactively adopted the change in accounting standard with restatement of prior periods. As a result of adopting the new accounting standard, net earnings for the year ended December 31, 2003 decreased by $362,983 and contributed surplus increased by $362,983. Opening 2003 retained earnings decreased by $245,654 to reflect the impact of the 2002 stock-based compensation expense and opening 2004 retained earnings decreased by $608,637 to reflect the cumulative impact of 2002 and 2003 stock-based compensation expense with a corresponding increase to contributed surplus.

(c) Ceiling test

On January 1, 2004, the Company adopted AcG-16 "Oil and Gas Accounting – Full Cost". The new guideline issued by the CICA replaces AcG-5 "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the property and equipment exceed the sum of the undiscounted cash flows expected to result from the Company's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment. Any impairment recognized is recorded as additional depletion and depreciation expense.

The adoption of AcG-16 had no effect on the Company's financial results.

The future prices used in the initial adoption ceiling test are:

	WTI Oil *(US$bbl)*	Foreign Exchange *Rate*	Mustang Price Oil *(Cdn$/bbl)*	AECO Spot *(Cdn$/mcf)*	Mustang Price Gas *(Cdn$/mcf)*
2005	42.00	0.82	48.96	6.35	6.67
2006	40.00	0.82	46.46	6.10	6.40
2007	38.00	0.82	44.21	5.90	6.19
2008	36.00	0.82	41.96	5.75	6.03
2009	34.00	0.82	39.46	5.75	6.03
2010	33.00	0.82	38.21	5.75	6.02
2011	33.00	0.82	38.22	5.75	6.02
2012	33.00	0.82	38.21	5.75	6.06
2013	33.50	0.82	38.71	5.85	6.16
2014	34.00	0.82	39.46	5.95	6.26
2015	34.50	0.82	39.96	6.05	6.36
Average percentage increase thereafter	2.0%	0.82%	40.73%	2.0%	6.50

(d) Transportation expense

Effective for fiscal years beginning on or after October 1, 2003 the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004 the Corporation has recorded revenue gross of transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per share calculations or cash flow for the Company.

(e) Summary effect of accounting policy changes

The previously reported amounts for the 2003 comparative period have been restated due to the retroactive application of the new standards mentioned in notes 3(a) and 3(b). The cumulative effect on the financial statements are presented below as increases (decreases):

Consolidated Balance Sheet as at December 31, 2003	Change
Assets	
Net property and equipment	$ 1,793,483
Liabilities and shareholders' equity	
Provision for site restoration	(174,670)
Asset retirement obligations	1,857,194
Future income taxes	38,509
Contributed surplus	608,637
Retained earnings	$ (536,187)

Consolidated Statement of Earnings	Year ended December 31, 2003 Change
Depletion, depreciation and accretion [1]	$ (83,169)
Stock compensation expense	362,983
Future income taxes	30,955
Net earnings	$ (310,769)

[1] *Accretion of $94,636 is included in depletion, depreciation and accretion for the year ended December 31, 2003*

4 Property and Equipment

	Cost	Accumulated Depletion and Depreciation	Net Book Value
2004			
Petroleum and natural gas properties, including exploration and development thereon	**$ 64,834,141**	**$ 8,689,474**	**$ 56,144,667**
Production equipment and facilities	**14,714,170**	**2,293,900**	**12,420,270**
Other	**244,856**	**101,400**	**143,456**
	$ 79,793,167	**$ 11,084,774**	**$ 68,708,393**
2003			
Petroleum and natural gas properties, including exploration and development thereon	$ 24,926,699	$ 2,385,174	$ 22,541,525
Production equipment and facilities	3,512,599	532,200	2,980,399
Other	176,066	58,200	117,866
	$ 28,615,364	$ 2,975,574	$ 25,639,790

During the year ended December 31, 2004, the Corporation did not capitalize any general and administrative expenses. For the year ended December 31, 2003, the Corporation capitalized $355,889 of total general and administrative expenses of $2,048,628.

Costs of undeveloped land amounting to $3,524,000 (2003 – $2,107,000) have been excluded from the depletion and depreciation calculation.

5 Bank Debt

During the year, the Corporation increased its demand revolving production loan facilities to a maximum of the lesser of $21,000,000 and the Borrowing Base as determined by the bank. The production loan facilities are made up of one facility for $14,500,000 and another facility for $6,500,000. The $14.5 million facility has a review date of May 31, 2005 while the $6.5 million facility has a review date of March 31, 2005. The credit facilities provide that advances may be made by way of direct advances or guaranteed notes. Direct advances bear interest at a Canadian chartered bank's prime rate plus 0.75% per annum and guaranteed notes bear interest at the applicable guaranteed note rate plus a per annum stamping fee of 2.0%. Both loans are secured by a General Security Agreement over all current and after acquired property of the Corporation and a fixed and floating charge debenture in the amount of $20,000,000 on all petroleum and natural gas present and future assets. As part of the loan agreement, the Corporation is required to meet certain reporting requirements and financial-based covenants.

6 Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the Corporation's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Corporation has estimated the total asset retirement obligation to be $4.9 million as at December 31, 2004 (2003 – $3.0 million). These payments are expected to be made over the next 5 to 15 years. The Company used a credit adjusted risk free rate of 5.7% and an inflation rate of 2.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

	Three months ended December 31		Year ended December 31	
	2004	2003	**2004**	2003
	(unaudited)	*(unaudited)*		
Obligation, beginning of period	**$ 2,766,249**	$ 1,823,546	**$ 1,857,194**	$ 1,533,811
Increase in obligation	**407,762**	72,919	**1,244,878**	291,677
Expenditures incurred	**(5,697)**	(62,930)	**(19,700)**	(62,930)
Accretion expense	**28,647**	23,659	**114,589**	94,636
Obligation, end of period	**$ 3,196,961**	$ 1,857,194	**$ 3,196,961**	$ 1,857,194

7 Income Taxes

(a) Significant components of the future income tax liability at December 31, 2004 and 2003 include the following:

	2004	2003
Carrying value of property and equipment in excess of available tax deductions	**$ 6,253,050**	$ 3,340,127
Deferred partnership income	**781,692**	703,464
Asset retirement obligation	**(1,074,818)**	(62,881)
Non-capital loss carry-forward	**–**	(124,739)
Financing costs	**(771,161)**	(534,362)
Other	**(98,126)**	(61,558)
	$ 5,090,637	$ 3,260,051

(b) Income tax expense differs from that which would be expected from applying the effective combined Canadian federal and provincial 2004 income tax rates of 38.62% (2003 – 40.62%) to earnings before income taxes as follows:

	2004	2003
Expected income tax provision	**$ 2,110,476**	$ 121,150
Increase (decrease) resulting from:		
Non-deductible crown payments	**1,443,125**	636,208
Stock-based compensation	**460,851**	147,444
Resource allowance	**(1,484,941)**	(443,058)
Alberta royalty tax credit	**(193,100)**	(12,494)
Impact of future tax rate reductions	**(480,983)**	88,308
Provincial rebates	**(51,000)**	(258,951)
Large corporations tax	**4,611**	27,784
Other	**15,016**	39,570
Provision for income taxes	**$ 1,824,055**	$ 345,961
Large corporations tax	**$ 4,611**	$ 27,784
Future income taxes	**1,819,444**	318,177
	$ 1,824,055	$ 345,961

8 Share Capital

(a) **Authorized**

Unlimited number of voting Class A shares
Unlimited number of voting Class B shares
Unlimited number of Preferred Shares, issuable in series

(b) **Issued and outstanding**

	2004		2003	
	Number	Stated value $	Number	Stated value $
Class A Shares				
Balance, beginning of year	**13,594,251**	**17,551,901**	7,953,001	1,590,601
Issued under private placements *(note 8(c))*	**4,031,250**	**22,000,000**	5,631,250	15,945,000
Stock-based compensation on exercised options	**–**	**381,480**	–	12,800
Exercise of stock options	**292,000**	**192,100**	10,000	3,500
Balance, end of year	**17,917,501**	**40,125,481**	13,594,251	17,551,901
Class B Shares				
Balance, beginning and end of year	**738,540**	**7,385,400**	738,540	7,385,400
Share issue costs, net of future income taxes of $509,538 (2003 – $439,764)		**(2,247,228)**		(1,241,187)
Tax effect of flow-through shares		**(4,188,377)**		(3,667,698)
Total share capital – end of year		**41,075,276**		20,028,416

(c) **Private Placements**

On February 19, 2004, the Corporation closed a bought deal private placement whereby the Corporation issued 2,000,000 Class A shares at $4.50 per share for gross proceeds of $9,000,000.

On August 11, 2004, the Corporation closed a bought deal private placement whereby the Corporation issued 2,031,250 Class A shares at $6.40 per share for gross proceeds of $13,000,000.

On June 17, 2003, the Corporation closed a bought deal private placement whereby the Corporation issued 3,100,000 Class A shares at $1.95 per share for gross proceeds of $6,045,000.

On October 2, 2003, the Corporation closed a bought deal private placement whereby the Corporation issued 1,031,250 Class A shares on a flow-through basis at $3.20 per share for gross proceeds of $3,300,000 (Note 8(e)).

On December 19, 2003, the Corporation closed a bought deal private placement whereby the Corporation issued 1,500,000 Class A shares at $4.40 per share for gross proceeds of $6,600,000.

(d) Class B Shares

The Class B shares will be convertible, at the option of the Corporation, at any time after December 31, 2005 and before December 31, 2007, into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by the greater of $1.00 and the current market price of Class A shares. If conversion has not occurred by the close of business on December 31, 2007, the Class B shares become convertible (at the option of the shareholder) into Class A shares on the same basis. Any Class B shares outstanding on February 1, 2008 shall be automatically converted into Class A shares.

(e) Flow-through shares

On October 2, 2003, the Corporation sold 1,031,250 Class A shares on a flow-through basis at an issue price of $3.20 per share for gross proceeds of $3,300,000. The Corporation is committed to spend 100% of the funds on qualifying exploratory expenditures. As at December 31, 2003 the Corporation had renounced the full $3,300,000. Expenditures of $1,548,716 (2003 – $1,751,284) were incurred in 2004 and the resultant tax effect of $520,679 has been recorded as a reduction in share capital.

(f) Shares in escrow

All Class A shares held in escrow at December 31, 2003 were released from escrow during the year.

(g) Stock-based compensation

In accordance with the rules and policies of the TSX Exchange ("TSX"), the directors, employees and consultants of the Corporation may be granted options to acquire shares of the Corporation. All options are granted in compliance with the requirements of the TSX. The maximum number of shares which may be reserved for issuance under the plan shall not exceed 10% of the aggregate issued and outstanding Class A and Class B shares of the Corporation from time to time and 2,500,000 Class A shares. The exercise price and vesting terms of any options granted are fixed by the board of directors of the Corporation at the time of grant, subject to the limitations of the TSX. Options are non-assignable and non-transferable. The options vest 20% immediately, with a one year hold on the recipient's right to exercise the options granted, and thereafter 20% per year over a 4 year period. Options outstanding at December 31, 2004 expire between September 2007 and September 2009.

A summary of the status of the Corporation's outstanding stock options as at December 31, 2004 and 2003 and changes during the period then ended are as follows:

	2004		2003	
Outstanding stock options	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year	**1,120,000**	**0.99**	915,000	0.45
Granted	**694,500**	**5.43**	330,000	2.25
Exercised	**(292,000)**	**0.66**	(10,000)	0.35
Cancelled	–	–	(115,000)	0.35
Outstanding – End of year	**1,522,500**	**3.08**	1,120,000	0.99
Exercisable – End of year	**306,000**	**1.03**	316,000	0.46

The following table summarizes additional information about the Corporation's outstanding stock options as at December 31, 2004:

	Outstanding stock options			Exercisable stock options	
Exercise price	Number	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.35	474,000	2.7	$0.35	190,000	$0.35
$1.40 to $1.80	120,000	3.0	1.58	42,400	1.50
$2.35 to $2.60	234,000	3.6	2.40	73,600	2.37
$4.75	486,000	4.1	4.75	–	–
$7.00	208,500	4.7	7.00	–	–
Total	1,522,500	3.6	$3.08	306,000	$1.03

The fair value of each option and warrant granted is estimated on the date of grant or vesting using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2004		2003	
December 31	Options	Warrants	Options	Warrants
Risk free interest rate	**4.0%**	**4.0%**	4.1%	2.5%
Expected hold period prior to exercise *(years)*	**5**	**1**	5	1
Expected volatility	**64%**	**64%**	88%	94%
Dividend yield per share	**0%**	**0%**	0%	0%

The weighted average fair value of options granted during the year was $3.13 (2003 – $1.62) per option. The weighted average fair value of warrants vested during the year was $0.71 per warrant.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

(h) Warrants

In September 2002, the Corporation issued 320,000 warrants to two employees of the Corporation. Each warrant is exercisable into one Class A share of the Corporation at an exercise price of $1.50 per share. Each employee's right to subscribe for and purchase Class A shares was subject to the Corporation satisfying, on or before each target date set forth in the table below, the corresponding production target. The following warrants are presently outstanding:

Production Target	Target Date	Number of Warrants Vested *(Note)*
300 boe per day	18 months after August 21, 2002	80,000
600 boe per day	18 months after August 21, 2002	80,000
900 boe per day	24 months after August 21, 2002	80,000
1,200 boe per day	30 months after August 21, 2002	80,000
		320,000

Note: In order for the Warrants to vest, the full cycle finding and development ("F&D") cost of production must be equal or less than $7.50 per BOE as determined by independent engineers of the Corporation.

The Corporation's production for the purposes of assessing whether a production target has been satisfied is equal to the aggregate average production of all wells resulting from new drilling of exploration and development locations located in the Seismic Areas, as such term is defined in the Seismic Data Assignment and Novation Agreement between Balsam Energy Corp. and Mustang Resources Inc. Production shall be measured over any six-month period preceding the applicable Target Date and shall be based on the Company's net working interest production. The vesting of the Warrants is not cumulative.

During the year 240,000 of the warrants were vested. The 2004 warrants must be exercised by August 21, 2005 or they will expire. The remaining 80,000 of warrants vest in 2005 and must be exercised by February 21, 2006.

(i) Employee stock savings plan

On January 1, 2002, the Corporation initiated an employee stock savings plan (the "ESSP"). Employees of the Corporation may contribute a percentage of their regular salary to the ESSP ranging up to 10% excluding bonuses. The maximum 10% limit will be increased by 1% for each additional year of employment with the Corporation, up to a maximum of 15%. The Corporation contributes an amount equal to 150% of the employee's contribution up to a maximum of 20% of the employee's regular salary for a given pay period, which contribution is combined with the employee's contribution to acquire Class A shares of the Corporation.

The amounts incurred by the Corporation under the ESSP are recorded as additional general and administrative expense.

9 Contributed Surplus

	2004	2003
Balance, beginning of year	**$ 595,837**	$ 245,654
Issuance of stock options	**1,193,295**	362,983
Exercise of stock options	**(381,480)**	(12,800)
Balance, end of year	**$ 1,407,652**	$ 595,837

10 Per Share Amounts

Per share amounts have been calculated on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the period ended December 31, 2004 was 17,018,631 (2003 – 10,676,205).

In computing diluted net earnings per share amounts, 1,131,699 (2003 – 1,662,963) shares were added to the weighted average number of shares outstanding during the period ended December 31, 2004 for the dilutive effect of employee stock options, employee warrants and Class B shares.

The following reconciles the denominators for basic and diluted net earnings per share calculations:

	Net earnings (numerator)	Weighted Average shares (denominator)	Per Share
Class A shares		16,280,091	
Class B shares		738,540	
Basic net earnings per share	$ 3,640,667	17,018,631	$ 0.21
Dilutive securities:			
Conversion of Class B shares		174,929	
Options		774,210	
Warrants		182,560	
Diluted net earnings per share	$ 3,640,667	18,150,330	$ 0.20

11 Financial Instruments

(a) Fair values

The fair values of the Corporation's accounts receivables, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.

(b) Credit risk

Virtually all of the Corporation's accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks. The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

(c) Commodity price risk

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage its exposure to these risks when it deems necessary. The Corporation did not enter into any derivative financial instruments designated as hedges during 2004 or 2003 and has no outstanding derivative financial instruments designated as hedges as at December 31, 2004.

12 Commitment

The Company is committed to payments for office space as follows:

Calendar Year	Amount $
2005	149,000
2006	89,000
Total	238,000

In addition, the Company is required to pay its share of operating expenses and taxes, for the duration of the office lease.

13 Comparative Figure

Certain comparative figures have been reclassified to conform to the current year's presentation.

AUDITORS' REPORT

To the Shareholders of **Forte Resources Inc.**:

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
March 15, 2005

FORTE RESOURCES INC.

Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
ASSETS		
CURRENT		
Accounts receivable	**9,309,152**	3,645,149
Capital assets (Note 5)	**111,487,618**	34,043,122
Goodwill (Note 4)	**8,776,915**	—
	129,573,685	37,688,271
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**14,351,052**	5,648,362
Revolving bank loan (Note 6)	**28,004,793**	11,077,300
	42,355,845	16,725,662
Asset retirement obligation (Note 3)	**4,707,191**	2,877,975
Future income taxes (Note 8)	**4,960,768**	1,338,567
	52,023,804	20,942,204
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**76,328,512**	16,064,682
Contributed surplus	**340,633**	8,983
Retained earnings	**880,736**	672,402
	77,549,881	16,746,067
	129,573,685	37,688,271

APPROVED BY THE BOARD,

Doug N. Baker
President & CFO, Director

Thomas J. MacKay
Chairman & CEO, Director

Consolidated Statements of Income and Retained Earnings

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
REVENUE		
Oil and gas	**38,482,351**	18,630,163
EXPENSES		
Royalties	**7,392,321**	3,330,094
Operating	**11,496,055**	6,399,962
General and administrative (Note 5)	**2,124,756**	876,137
Interest	**971,526**	336,078
Stock based compensation	**331,650**	8,983
Depletion, depreciation and accretion (Note 5)	**15,923,555**	6,973,416
	38,239,863	17,924,670
INCOME BEFORE INCOME TAXES	**242,488**	705,493
PROVISION FOR INCOME TAXES		
Future (Note 8)	**(287,143)**	457,342
Capital	**321,297**	17,484
	34,154	474,826
NET INCOME	**208,334**	230,667
RETAINED EARNINGS, BEGINNING OF YEAR		
Beginning of year, as previously reported	**452,217**	359,740
Change in accounting policy related to asset retirement obligations (Notes 2 and 3)	**220,185**	81,995
Beginning of year, as restated	**672,402**	441,735
RETAINED EARNINGS, END OF YEAR	**880,736**	672,402
Net income per common share (Note 2)		
Basic and Diluted	**0.01**	0.01
Weighted average number of common shares outstanding (Note 2)		
Basic	**27,641,412**	16,143,144
Diluted	**28,996,845**	19,506,557

FORTE RESOURCES INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**208,334**	230,667
Adjustments for:		
Depletion, depreciation and accretion	**15,923,555**	6,973,416
Future income taxes	**(287,143)**	457,342
Stock-based compensation	**331,650**	8,983
	16,176,396	7,670,408
Asset retirement expenditures	**(282,784)**	(62,203)
Changes in non-cash working capital (Note 11)	**214,348**	1,328,896
	16,107,960	8,937,101
FINANCING		
Revolving bank loan	**(210,230)**	10,254,136
Issuance of common shares, net of issue costs	**20,868,841**	397,278
	20,658,611	10,651,414
INVESTING		
Capital expenditures	**(22,514,883)**	(20,922,630)
Acquisition of Oiltec Resources Ltd. (Note 4)	**(11,864,000)**	—
Changes in non cash working capital (Note 11)	**(2,387,688)**	1,334,115
	(36,766,571)	(19,588,515)
NET CHANGE IN CASH	—	—
CASH, BEGINNING AND END OF YEAR	—	—
SUPPLEMENTARY INFORMATION		
Interest received	—	—
Interest paid	**768,111**	317,708
Taxes paid	**89,968**	22,484

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1. ORGANIZATION

Forte Resources Inc. ("Forte" or the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation. The Company is engaged in the exploration and development of petroleum and natural gas properties through its wholly-owned subsidiaries.Forte Oil Corporation and Denison Resources Inc., which were acquired in 2004 in two separate corporate reorganizations effected by Plans of Arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted January 1, 2004 as outlined in Note 3. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

CAPITAL ASSETS

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25 percent.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted prices, adjusted for transportation and quality differentials. Should the ceiling test result in excess carrying value, the Company would then measure the amount of the impairment by comparing the carrying amounts of property and equipment to an amount equal to the net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at net present value of future cash flows, any excess carrying amount would be recorded as a permanent impairment.

JOINT VENTURES

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

FLOW-THROUGH SHARES

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time expenditures are renounced.



REVENUE RECOGNITION

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

FINANCIAL INSTRUMENTS

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

STOCK-BASED COMPENSATION EXPENSE

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded for all options granted after January 1, 2004, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

PER SHARE AMOUNTS

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

GOODWILL

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

The following policies were adopted effective January 1, 2004:

ASSET RETIREMENT OBLIGATIONS

The Company adopted CICA section 3110, "Asset Retirement Obligations" which requires that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. The impact of the adoption of CICA section 3110, which has been applied retroactively, is disclosed in Note 3 of the consolidated financial statements.

PROPERTY AND EQUIPMENT - OIL AND GAS

The Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying

value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than this amount the costs centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-free rate of five percent. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004.

The test for impairment of the Company's oil and gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon the average of the current price assumptions of the Company's independent engineers and the forward strip of the New York Mercantile Exchange:

Year	Oil WTI US$	Natural Gas AECO Cdn$
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

HEDGING RELATIONSHIPS

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or a liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted new recommendations related to Asset Retirement Obligations as stated in Note 2 and as a result year-end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet as at December 31, 2003	As Reported $	Change $	As Restated $
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	—	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	—
Future income taxes	1,200,727	137,840	1,338,567
Retained earnings, end of year	452,217	220,185	672,402

Consolidated Statement of Income and Retained Earnings for the Year Ended December 31, 2003	As Reported $	Change $	As Restated $
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9,386,000. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of eight percent and an inflation rate of 1.5 percent.

Changes to asset retirement obligations were as follows:

	2004 $	2003 $
Asset retirement obligations, beginning of the year	2,877,975	2,067,178
Liabilities incurred on acquisitions	1,726,000	
Liabilities incurred through operations	330,000	756,000
Liabilities settled	(282,784)	(62,203)
Accretion	249,000	117,000
Change in estimates	(193,000)	
Asset retirement obligations, end of year	4,707,191	2,877,975

4. ACQUISITIONS

On March 9, 2004 the Company completed an Arrangement Agreement (the "Denison Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80 percent) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20 percent of the outstanding shares). The values assigned to the net assets acquired are as follows:

	$
Net assets acquired	1,069,656
Current assets	10,486,169
Capital assets	(958,963)
Current liabilities	(1,125,000)
Asset retirement obligation	(3,175,000)
Bank loan	6,296,862
Consideration	
Common shares (3,733,886 shares)	6,296,862

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and the values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	3,294,809
Capital assets	59,981,000
Goodwill	8,776,915
Current liabilities	(8,617,530)
Future tax liability	(4,408,072)
Asset retirement obligation	(601,000)
Bank debt	(13,962,723)
	44,463,399
Consideration	
Common shares (10,515,935 shares)	32,599,399
Cash	11,864,000
	44,463,399

5. CAPITAL ASSETS

	2004 $	2003 $
Petroleum and natural gas properties	134,747,649	41,831,263
Office furniture and equipment	310,680	95,015
	135,058,329	41,926,278
Accumulated depletion and depreciation	(23,570,711)	(7,883,156)
	111,487,618	34,043,122

The Company capitalized general and administrative costs of $770,100 for the year ended December 31, 2004 (2003 - $522,570) relating to exploration and development activity. Costs attributed to undeveloped land of $11,007,612 for the year ended December 31, 2004 (2003 - $4,164,546) have been excluded from the calculation of depletion and depreciation. At December 31, 2004, the asset retirement obligation expense of $814,000 (2003 - $1,107,600) was included in depletion and depreciation expense. Accretion expense of 249,000 was included in depletion and depreciation for the year ended December 31, 2004 (December 31, 2003- 117,000). The total asset retirement obligation at December 31, 2004 was $9,386,000 (2003 - $5,747,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $282,784 during the year ended December 31, 2004 (2003 - $62,203).

6. REVOLVING BANK LOAN

The Company had a demand revolving credit facility with a limit of $34.0 million at December 31, 2004, of which $28.0 million had been drawn down (2003 - $11.08 million). The facility is secured by a general security agreement and a $60.0 million first floating charge debenture covering all of the Company's assets. Interest is payable at the bank prime rate plus 0.4 percent. The Company also has a fixed term compressor loan facility of $450,000, with interest at the prime rate plus two percent and monthly principle repayments of $30,000.

7. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Issued				
Common shares				
Beginning of the year	16,398,700	16,064,652	15,998,700	15,667,374
Issued on acquisition of Denison assets (note 4)	3,733,886	6,296,862	—	—
Issued on acquisition of Oiltec (note 4)	10,515,935	32,599,399	—	—
Issued for cash	6,865,949	22,335,687	400,000	400,000
Share issue costs	—	(1,466,846)	—	(2,722)
Tax benefit of share issue costs	—	498,728	—	—
Conversion of Preferred, Series I shares	1,341,000	15	—	—
Reduction resulting from the Denison Arrangement	(1,738,262)	—	—	—
End of year	37,117,208	76,328,497	16,398,700	16,064,652

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
First preferred, Series I shares				
Beginning of year	3,000,000	30	3,000,000	30
Reduction resulting from the Denison Arrangement	(318,000)	—	—	—
Conversion to common shares	(1,341,000)	(15)	—	—
End of year	1,341,000	15	3,000,000	30
		76,328,512		16,064,682

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Performance targets for the three year period were met and 1,341,000 performance shares were converted to common shares in April 2004. Performance targets for the five year period were met in February 2005 and the remaining 1,341,000 performance shares will be converted to common shares in March 2005.

In March 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million. In July 2004, the Company issued 2.0 million flow-through shares at $3.85 per share for gross proceeds of $7.7 million. In December 2004, the Company issued 1.5 million flow through shares at $4.30 per share for gross proceeds of $6.45 million. The Company renounced eligible expenditures of $14.2 million for the 2004 taxation year. At December 31, 2004 $9.4 million of eligible expenditures had been incurred and the Company will incur the remaining expenses prior to December 31, 2005. In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all expenditures required to be expended under the 2002 flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors and employees up to 10 percent of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003	
	Number of Shares	Exercise Price $	Number of Shares	Exercise Price $
Outstanding, beginning of year	885,000	1.08	885,000	1.00
Reduction resulting from Plan of Arrangement (Note 4)	(93,810)	—	—	—
Granted	1,016,000	3.02	125,000	1.60
Exercised	(165,920)	1.12	—	—
Cancelled	(127,050)	2.05	(125,000)	1.00
Outstanding, end of year	1,514,220	2.36	885,000	1.08
Exercisable, end of year	383,891	1.19	320,000	1.16

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.12	446,470	1.83 — 3.83	346,641
1.79	111,750	3.25	37,250
2.75 — 3.19	956,000	4.23 — 4.99	—
	1,514,220		383,891

The following table summarizes information about stock options outstanding at December 31, 2003.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	—
	885,000		320,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1 per share. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting for its stock based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus. The stock based compensation expense for 2004 is $331,650 (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants prior to January 1, 2003, the pro forma effect would have been as follows:

	2004 $	2003 $
Compensation costs	40,022	45,511
Net income:		
As reported - restated (Notes 2 and 3)	208,334	230,667
Pro forma	168,312	185,156
Net income per share:		
As reported - Basic and Diluted	0.01	0.01
Pro forma - Basic and Diluted	0.01	0.00

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $3.02 (2003 - $1.11) per stock option. The fair value of each stock option granted during the year ended December 31, 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Risk free interest rate	4.0%	4.0%
Expected lives (years)	5.0	5.0
Dividend per share	$Nil	$Nil
Expected volatility	60%	-

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	2004 $	2003 $
Income before income taxes	242,488	705,493
Corporate income tax rate	39.25%	40.75%
	95,177	287,488
Increase from		
Non-deductible crown charges	(99,910)	346,440
Other non-deductible expenses	123,259	5,727
Rate reductions	(405,669)	(182,313)
Future income tax expense (recovery)	(287,143)	457,342

The major components of the future income tax liability at December 31, 2004, using a combined federal and provincial rate of 34.5 percent (2003 – 38.5 percent), are as follows:

	2004		2003	
	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $
Temporary differences:				
Future income tax liability				
Carrying value of capital assets in excess of tax basis	15,956,293	5,601,722	4,010,147	1,543,907
Future income tax assets				
Share issue costs	(1,818,196)	(640,954)	(533,350)	(205,340)
Net future income tax liability	14,138,097	4,960,768	3,476,797	1,338,567

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses, in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4 percent. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

FORWARD SALES CONTRACTS

The Company entered into, as at December 31, 2004, the following sales contracts with the marketers of its crude oil and natural gas products to hedge its oil and gas price risk.

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Company is paid for its production and sales. Any gain or loss is included in revenue received for the Company's crude oil sales for the corresponding month.

10. COMMITMENT, GUARANTEES AND CONTINGENCIES

Principal repayments under the Company's office lease are required as follows:

	$
2005	298,000
2006	298,000
2007	298,000
2008	298,000
2009	99,000

In addition, the Company has assumed the office lease of Oiltec Resources Ltd., which has approximately four years remaining at an annual cost of $135,000. This lease has been sublet at no net cost to the Company for the remaining term of the lease.

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

11. CHANGES IN NON-CASH WORKING CAPITAL

	Investing	Operating	Total
December 31, 2003			
Accounts payable and accrued liabilities	1,869,440	3,778,922	5,648,362
Accounts receivable	454,018	3,191,131	3,645,149
	1,415,422	587,791	2,003,213
December 31, 2004			
Accounts payable and accrued liabilities	6,102,068	8,248,984	14,351,052
Accounts receivable	2,899,334	6,409,817	9,309,151
	3,202,734	1,839,167	5,041,901
Net change	1,787,312	1,251,376	3,038,688
Denison working capital acquired	—	110,693	110,693
Oiltec working capital acquired	(4,175,000)	(1,147,721)	(5,322,721)
Change in non-cash working capital	(2,387,688)	214,348	(2,173,340)

12. SUBSEQUENT EVENTS

On February 24, 2005 the Company issued 4,000,000 common shares at $3.90 for gross proceeds of $15,600,000. In March, 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The transaction is expected to close prior to March 31, 2005.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they maybe lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the issuer at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3, fax (403) 232-1317, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue March 30, 2006

THUNDER ENERGY TRUST

$75,000,000
7.25% Convertible Unsecured Subordinated Debentures

Price: $1,000 per Debenture

The head office of Thunder Energy Trust (the "Trust") is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3.

This short form prospectus qualifies for distribution 75,000 7.25% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture.

The Debentures have a maturity date of April 30, 2011 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.25%, payable semi-annually in arrears on April 30 and October 31 in each year, commencing October 31, 2006. The first interest payment will include interest accrued from the closing of the offering to October 31, 2006.

The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon, if any.

Upon the maturity or redemption of the Debentures, the Trust may pay the outstanding principal amounts of the Debentures in cash or may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units of the Trust ("Trust Units") obtained by dividing the aggregate principal amount of Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.70 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon in cash. See "Description of the Debentures".

The issued and outstanding Trust Units are listed on the TSX under the trading symbol "THY.UN". On March 15, 2006, the last trading day prior to the public announcement of the offering, the closing price of the Trust Units on the TSX was $10.48 per Trust Unit. The Trust has applied to list the Debentures and the Trust Units issuable pursuant to the conversion, redemption or maturity, as the case may be, of the Debentures on the TSX. The TSX has conditionally approved the listing of the Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before June 20, 2006.

The price of the Debentures offered hereunder was determined by negotiation between Thunder Energy Inc. (the "Administrator"), on behalf of the Trust, and GMP Securities L.P. and FirstEnergy Capital Corp. on their own behalf and on behalf of Canaccord Capital Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. (collectively, the "Underwriters").

	Offering Price	**Underwriters' Fee**	**Net Proceeds to the Trust[1]**
Per Debenture	$1,000	$40	$960
Total	$75,000,000	$3,000,000	$72,000,000

Notes:

(1) Before deducting expenses of the offering estimated to be $250,000, which will be paid from the general funds of the Trust.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Heenan Blaikie LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. The Debentures shall be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus.

The Administrator is indebted to Bank of Montreal, Canadian Imperial Bank of Commerce and Alberta Treasury Branch under a credit facility (the "Credit Facility"). The Credit Facility is available as a revolving facility until April 28, 2006. The lenders under the Credit Facility have not yet advised the Administrator whether they intend to extend the revolving nature of the Credit Facility for another year. Neither the Trust nor the Administrator can guarantee that the revolving nature of the Credit Facility will be extended. If it is not, the Trust and the Administrator will have to make suitable arrangements with the lenders for the repayment or refinancing of the Credit Facility when the amounts thereunder become due. See "Material Debt".

Each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. is a wholly owned subsidiary of a Canadian chartered bank which is a lender to the Administrator. Consequently, the Trust may be considered to be a connected issuer of each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. for the purposes of securities regulations in certain provinces. See "Relationship Between the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about April 5, 2006 or such other date as the Trust and the Underwriters may agree. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a trust governed by a deferred profit sharing plan to which the Trust, or a corporation with which the trust does not deal at arm's length, has made a contribution) and registered education savings plans (collectively, "Exempt Plans"). See "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

A return on an investment in the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including prevailing commodity prices, the financial performance of the subsidiaries of the Trust, debt obligations and debt service requirements, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future and that decline may be material. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future. **Cash distributions by the Trust to Unitholders are not guaranteed.**

The after tax return from an investment in Trust Units to holders of Trust Units ("Unitholders") subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally non-taxable to a Unitholder (but reduce the Unitholder's adjusted cost base in the Trust Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

It is important for an investor to consider the particular risk factors that may affect the securities and industry in which it is investing. See "Risk Factors".

The Trust has calculated earnings coverage ratios for the 12 month period ended December 31, 2005 based on audited financial information and, alternatively, based on the unaudited *pro forma* consolidated statement of net income (loss) for the Trust for the year ended December 31, 2005. In each case, the ratios were less than one to one. See "Earnings Coverage".

The Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are therefore not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Trust's oil and natural gas properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required under applicable securities laws, neither the Trust nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this short form prospectus.

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Administration Agreement" means the Administration Agreement dated May 31, 2005 between the Trustee and the Administrator, as successor to Thunder;

"Administrator" means Thunder Energy Inc., a corporation formed by the amalgamation under the ABCA of Thunder, Mustang, Forte and Thunder Acquisition Ltd. as a step to the Arrangement;

"Administrator Notes" means the unsecured subordinated notes of the Administrator in the aggregate amount of $560,000,000.00 issued to the Trust in connection with the Arrangement;

"Alberta Clipper" means Alberta Clipper Energy Inc.;

"AIF" means the revised annual information form of the Trust dated March 16, 2006 for the year ended December 31, 2005;

"Arrangement" means the plan of arrangement under section 193 of the ABCA involving Thunder, Mustang, Forte, the Trust, Thunder Acquisition Ltd., Thunder Exchangeco Ltd., Alberta Clipper, Ember and Valiant which was completed on July 7, 2005;

"Board of Directors" or **"Board"** means the board of directors of the Administrator or its successors;

"BOE" means a barrel of oil equivalent on the basis of 1 BOE to 6 thousand cubic feet of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

"Business Day" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"CRA" means the Canada Revenue Agency;

"Credit Facility" means the credit facility between the Administrator and Bank of Montreal, Canadian Imperial Bank of Commerce and Alberta Treasury Branch described under the heading "Material Debt";

"Debenture Trustee" means Olympia Trust Company or its successor as trustee under the Indenture;

"Debentures" means the 7.25% convertible unsecured subordinated debentures of the Trust offered hereby;

"Ember" means Ember Resources Inc.;

"Exchangeable Shares" means series A exchangeable shares in the capital of the Administrator;

"Forte" means Forte Resources Inc.;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"Indenture" means the trust indenture to be dated as of the date of closing of the offering between the Trust and the Debenture Trustee governing the terms of the Debentures;

"Maturity Date" means April 30, 2011;

"MMboe" means 1,000,000 BOE's;

"Mustang" means Mustang Resources Inc.;

"Non-Resident" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Offering" means the offering of 75,000 Debentures pursuant to this short form prospectus;

"Partnership" means Thunder Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Thunder" means Thunder Energy Inc., a corporation amalgamated under the ABCA with Mustang, Forte and Thunder Acquisition Ltd. to form the Administrator as a step to the Arrangement;

"Trust" means Thunder Energy Trust, a unincorporated trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated June 30, 2005 between Olympia Trust Company and Thunder, pursuant to which the Trust is governed, as such may be amended, supplemented or amended and restated from time to time;

"Trust Units" means units of the Trust;

"Trustee" means Olympia Trust Company or its successor, as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Senior Indebtedness" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on: (i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Trust (other than the Debentures), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in connection with (A) the acquisition or operation by the Trust of any businesses, properties or other assets, (B) moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), (C) any payment obligation under any hedging, swap or other derivative agreement or (D) the acquisition or operation of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary of the Trust for payment of which the Trust is responsible or liable, whether absolutely or contingently; (ii) all indebtedness, liabilities and obligation incurred, assumed or guaranteed in connection with any and all credit facilities currently existing or hereafter entered into between the Trust or any subsidiary of the Trust and any financial institution or other lender including, without limitation, the Credit Facility, as such agreement may be further amended, amended and restated, modified, replaced or supplemented from time to time; and (iii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; unless in

each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are pari passu or subordinate in right of payment to the Debentures;

"Underwriters" means, collectively, GMP Securities L.P., FirstEnergy Capital Corp., Canaccord Capital Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc.;

"Underwriting Agreement" means the agreement dated as of March 22, 2006 among the Trust, the Administrator and the Underwriters in respect of the Offering;

"United States" or **"U.S."** means the United States of America, it territories and possessions, any state of the United States, and the District of Columbia;

"Unitholder" means a holder of Trust Units; and

"Valiant" means Valiant Energy Inc.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Administrator at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3, fax (403) 232-1317. In addition, copies of the documents of the Trust incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website under the Trust's profile at www.sedar.com. In the case of the financial statements of Mustang and Forte referred to below, these may be obtained under the Trust's profile at www.sedar.com under the category of "Material Incorporated by Reference Not Previously Filed" or under the profiles of Mustang or Forte, as the case may be, at www.sedar.com.

The following documents of the Trust, Mustang and Forte are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the AIF;

(b) the Trust's audited consolidated comparative financial statements as at and for the year ended December 31, 2005, together with the report of the auditor thereon and the notes thereto;

(c) the Trust's management's discussion and analysis for the year ended December 31, 2005;

(d) Mustang's audited consolidated financial statements as at and for the years ended December 31, 2004 and December 31, 2003, together with the notes thereto and the report of the auditors thereon; and

(e) Forte's audited consolidated financial statements as at and for the years ended December 31, 2004 and December 31, 2003, together with the notes thereto and the report of the auditors thereon.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis concerning any interim or annual financial statements, business acquisition reports, annual information forms and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THUNDER ENERGY TRUST

General

The Trust is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3.

Further details concerning the Trust are provided in the AIF, the contents of which are incorporated by reference herein.

The Arrangement

The Trust was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Arrangement. The Arrangement was conducted for the purposes of reorganizing the businesses of Thunder, Mustang and Forte into the Trust and three new exploration companies; namely, Alberta Clipper, Ember and Valiant. Prior to the Arrangement, each of Thunder, Mustang and Forte were oil and natural gas exploration and production companies whose shares were listed on the TSX.

The Arrangement involved many steps, but the net effect of the Arrangement was as follows:

- the holders of common shares of Thunder exchanged each share they owned for:
  - 0.5 of a Trust Unit or, at the election of the holder, 0.5 of an Exchangeable Share;
  - 0.3333 of a common share of Alberta Clipper; and
  - 0.3333 of a common share of Ember.
- the holders of class A shares of Mustang exchanged each share they owned for:
  - 0.55 of a Trust Unit or, at the election of the holder, 0.55 of an Exchangeable Share;
  - 0.3666 of a common share of Alberta Clipper; and
  - 0.0833 of a common share of Ember.
- the holders of common shares of Forte exchanged each share they owned for:
  - 0.175 of a Trust Unit or, at the election of the holder, 0.175 of an Exchangeable Share; and
  - 0.3333 of a common share of Valiant.
- certain exploration assets and undeveloped lands held by Thunder, Mustang and Forte prior to the Arrangement were transferred to Alberta Clipper, Ember and Valiant.
- Thunder, Mustang and Forte amalgamated with Thunder Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of the Trust.

The audited consolidated financial statements of Mustang as at and for the years ended December 31, 2004 and 2003 are incorporated by reference herein. Unaudited interim consolidated financials statements of Mustang for the period ended July 6, 2005 are included at Schedule "A" to this short form prospectus

The audited consolidated financial statements of Forte as at and for the years ended December 31, 2004 and 2003 are incorporated by reference herein. Unaudited interim financials statements of Forte for the six months ended June 30, 2005 are included at Schedule "B" to this short form prospectus. Deloitte & Touche LLP were the auditors of Forte and issued an audit report dated March 15, 2005 with respect to the consolidated financial statements of Forte as at and for the year ended December 31, 2004. Deloitte & Touche LLP ceased to be the auditors of Forte on July 7, 2005 and have not performed any audit or review procedures relating to the interim financials statements of Forte for the six months ended June 30, 2005 that are included in this prospectus.

The unaudited *pro forma* consolidated statement of net income (loss) for the Trust for the year ended December 31, 2005 after giving effect to the Arrangement is included at Schedule "C" to this short form prospectus.

Structure

The Trust is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of the Trust, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of the Trust; (iii) advising the Trust with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (ix) all matters relating to the redemption of Trust Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of the Trust and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for the Trust.

The Administrator owns all of the issued and outstanding shares of 832033 Alberta Ltd., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in the Partnership. The majority of the oil and natural gas assets of the Trust are held in the Partnership.

Business of the Trust and the Administrator

The Administrator, directly and through the Partnership, holds all of the assets held by Thunder, Mustang and Forte prior to the Arrangement, other than those assets transferred to Valiant, Ember and Alberta Clipper as part of the Arrangement. The Administrator has retained all of the liabilities of Thunder, Mustang and Forte, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by Thunder, Mustang and Forte prior to the Arrangement becoming effective.

The Trust's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute a portion of its available cash flow to Unitholders in monthly distributions. The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas

reserves within its core areas of central Alberta, western Alberta, northern Alberta, northeast British Columbia, the Foothills and Saskatchewan.

Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. The only income currently received by the Trust is from the interest received on the principal amount of the Administrator Notes. It is contemplated that the Trust may enter into a net profits interest agreement with the Partnership in the future, which would result in the Partnership granting and setting over to the Trust the right to receive certain payments on petroleum and natural gas rights held by the Partnership from time to time. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to the Trust before the maturity of the Administrator Notes.

The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Administrator Notes and amounts representing the repayment of principal on the Administrator Notes and may, in the future, make distributions from income earned under any net profits agreement, after expenses, if any, and any cash redemptions of Trust Units.

It is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, generally being the last Business Day of each month. See "Record of Cash Distributions".

Reporting

The Trust has given an undertaking to the securities regulatory authorities in each of the provinces of Canada, other than Québec, to the effect that: (i) in complying with its reporting issuer obligations under applicable securities laws, the Trust will treat the Administrator as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Administrator and the Trust, for as long as the Administrator (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide Unitholders with separate financial statements for the Administrator (and any of its significant business interests), (ii) for so long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who is an insider of the Administrator to file insider reports with respect to trades in Trust Units (including securities which are exchangeable into Trust Units); and (iii) the Trust will annually certify that it has complied with the undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

RECENT DEVELOPMENTS

DRIP Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan") for eligible Unitholders. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP Plan, but Unitholders should make inquiries with their broker, investment

dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

DESCRIPTION OF DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures.

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $75,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures, but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be dated as of the closing date of the Offering and will mature on the Maturity Date.

The Debentures bear interest at an annual rate of 7.25%, payable semi-annually in arrears on April 30 and October 31 in each year, commencing October 31, 2006. The first interest payment will include interest accrued from the closing of the Offering to October 31, 2006.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment Upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Trust Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated and postponed to other liabilities of the Trust and its subsidiaries as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.70 per Trust Unit (the "Conversion Price"), being a conversion rate of 85.47 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before April 30, 2009. The Trust may, on not more than 60 days and not less than 30 days prior notice, redeem the Debentures at a redemption price of $1,050 per Debenture after April 30, 2009, and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the Maturity Date (each a "Redemption Price"), plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, as the case may be, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with all accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the

outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity, but, in lieu thereof, the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be.

Subordination

The repayment of the principal of, and payment of interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust.

The Indenture will provide that, in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, creditor enforcement or realization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust (and whether voluntary or involuntary, partial or complete), or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default, borrowing base shortfall or an event of default has occurred under the Senior Indebtedness and is continuing and the notice of same has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries, except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. **Specifically, the Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under the Credit Facility. See "Material Debt".**

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units or securities convertible into or carrying into or carrying the right to acquire Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or part, as the case may be, of the Interest Obligation in accordance with the Indenture (the "Trust Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in Government Obligations (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use such proceeds to satisfy the Interest Obligation, and (d) perform any other action incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Trust Unit Interest Payment Election. If a Trust Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Trust Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 15 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the same terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of more than 49% of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee, on receipt of written direction of the Trust, may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust or the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 40% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and the Debenture Trustee shall not accept a subscription of Debentures from, issue to or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non-residents, the Debenture Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee may on behalf of such Debenture holder sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures.

Book-Entry System for Debentures

Except in certain circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debenture holders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on

a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, on the recommendation of the Board of Directors, may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Administrator may determine.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the terms of the special voting units of the Trust and the Exchangeable Shares, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see under the headings "Additional Information Concerning the Trust", "The Administrator Share Capital" and "Voting Exchange and Trust Agreement" in the AIF, which is incorporated by reference herein.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of the Administrator to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow production. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust effective December 31, 2005, both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at December 31, 2005 before giving effect to the Offering	Outstanding as at December 31, 2005 after giving effect to the Offering (1)(2)
Trust Units	Unlimited	$385,960,000 (43,967,000 trust units)	$385,960,000 (43,967,000 trust units)
Exchangeable Shares	Unlimited	$25,381,000 (2,188,000 shares)	$25,381,000 (2,188,000 shares)
Bank Debt		$136,359,000	$64,609,000(3)
Debentures		$nil	$75,000,000(4)

Notes:

(1) After deducting the estimated costs of the Offering of $250,000 and the Underwriters' commission of $3,000,000 and assuming that initially the net proceeds of the Offering are used to repay bank debt.

(2) As at March 29, 2006 there were 46,029,000 Trust Units and 923,000 Exchangeable Shares outstanding. Each Exchangeable Share was exchangeable for 1.10126 Trust Units as at March 29, 2006. The increase in Trust Units from December 31, 2005 to March 29, 2006 is due to the issuance of 697,000 Trust Units under the Trust's DRIP and the issuance of 1,365,000 Trust Units issued on the conversion of exchangeable shares at the prevailing exchange ratio on the date of conversion.

(3) See under the heading "Material Debt" below for a description of the Trust's bank debt and credit facilities.

(4) The principal of the Debentures may be redeemed at the option of the Trust after April 30, 2009 through the issuance of Trust Units. The Debentures also may be converted at the option of a Debentureholder into a fixed number of Trust Units. See "Description of Debentures". The equity portion of the Debentures, being the estimated fair value of these features, will be classified as unitholders' equity.

PRICE RANGE AND TRADING VOLUME OF UNITS

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 12, 2005. The following table sets forth the reported market price ranges and the trading volumes for the Trust Units for the periods indicated, as reported by the TSX.

	Price Range ($)		
Period	High	Low	Trading Volume
July 12 to 31, 2005	$12.65	$11.85	15,450,338
August, 2005	$13.78	$12.09	13,035,576
September, 2005	$13.97	$12.55	10,676,227
October, 2005	$13.64	$11.90	5,525,428
November, 2005	$12.70	$11.35	4,208,830
December, 2005	$12.75	$11.70	5.916,502
January, 2006	$12.13	$11.41	6,415,842
February, 2006	$11.52	$9.94	6,166,382
March 1 to 29, 2006	$10.56	$9.51	5,013,815

On March 15, 2006, being the last day on which the Trust Units traded prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $10.48. On March 29, 2006, being the last day on which the Trust Units traded prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $10.28.

RECORD OF CASH DISTRIBUTIONS

The following table summarizes cash distributions made or declared by the Trust to the Unitholders since its inception. **Distributions are not guaranteed. Amounts due and owing under the Credit Facility and Debentures must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See "Risk Factors".**

Record Date	Payment Date	Distribution per Trust Unit
July 29, 2005	August 15, 2005	$0.15
August 31, 2005	September 15, 2005	$0.15
September 30, 2005	October 17, 2005	$0.15
October 31, 2005	November 15, 2005	$0.15
November 30, 2005	December 15, 2005	$0.15
December 31, 2005	January 16, 2006	$0.15
January 23, 2006	February 15, 2006	$0.15
February 22, 2006	March 15, 2006	$0.15
March 22, 2006	April 17, 2006	$0.15

EARNINGS COVERAGE

The following earnings coverage ratios are calculated on a consolidated basis for the 12 month period ended December 31, 2005 and are based on audited financial information: The earnings (loss) of the Trust before income taxes and interest expense for the year ended December 31, 2005 was $(22.6) million. With interest expense of $5.4 million this resulted in an historical earnings coverage ratio of **(4.2)** times, **which is less than one-to-one coverage**. An increase in earnings of $28.0 million would be required to achieve a one-to-one ratio. After giving effect to the issue of the Debentures, the interest expense for the year ended December 31, 2005 would be $7.6 million, for a ratio of **(3.0)** times, **which is less than one-to-one coverage**. An increase in earnings of $30.2 million would be required to achieve a one-to-one ratio.

The following earnings coverage ratio is calculated on a consolidated basis for the 12 month period ended December 31, 2005 based on the unaudited *pro forma* consolidated statement of net income (loss) for the Trust for the year ended December 31, 2005 attached as Schedule "C" hereto: The *pro forma* earnings (loss) of the Trust before income taxes and interest expense for the 12 month period ended December 31, 2005 was $(49.3) million. After giving effect to the issue of the Debentures, the *pro forma* interest expense for the 12 month period ended December 31, 2005 would be $8.6 million, for a ratio of **(5.7)** times, **which is less than one-to-one coverage**. An increase in earnings of $57.9 million would be required to achieve a one-to-one ratio.

MATERIAL DEBT

Pursuant to a credit agreement dated July 7, 2005 (the "Credit Agreement"), the Administrator has entered into a banking arrangement with a syndicate of three banks led by Bank of Montreal and including Canadian Imperial Bank of Commerce and Alberta Treasury Branch. The banking arrangement makes available to the Administrator a credit facility in the aggregate amount of $160 million (the "Credit Facility"). As at December 31, 2005, a total of approximately $136.4 million was outstanding under the Credit Facility. As at February 28, 2006, a total of approximately $136.2 million was outstanding under the Credit Facility.

The Credit Facility is available as a revolving facility until April 28, 2006. The revolving nature of the Credit Facility is subject to review and extension annually by the lenders for a further one year period. In the event that the lenders holding one third or more of the total revolving commitments decline to extend the revolving nature of the facility after any annual review, the Credit Facility becomes a term loan and amounts outstanding under the Credit Facility must be repaid to the lenders within one year by equal quarterly reductions during such year. If lenders holding two thirds or more of the revolving commitments agree to extend the revolving nature of the facility, then unless the commitment of any lender not agreeing to extend is paid out or assigned to another lender, the commitment of that lender becomes non-revolving and must be repaid to the lender within one year by equal quarterly reductions during such year. The lenders under the Credit Facility have not yet advised the Administrator whether they intend to extend the revolving nature of the Credit Facility for another year. Neither the Trust nor the Administrator can guarantee that the revolving nature of the Credit Facility will be extended. If it is not, the Trust and the Administrator will have to make suitable arrangements with the lenders for the repayment or refinancing of the Credit Facility when the amounts thereunder become due.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Agreement, the lenders may foreclose on and sell the assets of the Administrator and their guarantors, including the Trust.

In connection with and as security for the Credit Agreement, the Trust, the Administrator and the Partnership have entered into a subordination agreement dated July 7, 2005 with Bank of Montreal on behalf of itself and the other lenders under the Credit Agreement (the "Subordination Agreement"). Under the Subordination Agreement, any and all present and future indebtedness of the Administrator, the Partnership or other subsidiary of the Trust to the Trust itself, including under any net profits interest between the Trust and the Partnership, are postponed and made subordinate to the repayment of amounts owing under the Credit Facility.

Under the Credit Facility and the Subordination Agreement, the Administrator and each of its guarantors, which include the Trust and all of its material subsidiaries, are restricted from making any distributions (including to Unitholders) when a default or event of default under the Credit Facility has occurred and is continuing or outstanding loans under the Credit Facility exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. It is an event of default under the Credit Facility if, at the end of any fiscal quarter, the aggregate capital distributions by the Trust for the four fiscal quarters then ended exceeded the available cash flow for such period and the lenders do not waive such default within 30 days. For the purposes of the Credit Facility, "capital distributions" of the Trust are defined as including, among other things, (i) any declaration, payment or setting aside for payment of any dividend, return of capital or other distribution on or in respect of any of the Trust Units and (ii) any redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any of the trust capital of the Trust or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for trust capital of the Trust, including options, warrants, conversion or exchange privileges and similar rights. For the purposes of the Credit Facility, "available cash flow" of the Trust is defined as the consolidated revenue of the Trust for the period in question, determined in accordance with generally accepted accounting principles and excluding non-cash items, less certain enumerated costs and expenses including, among others, (i) certain royalties and other contractual obligations, (ii)

interest and other fees for such period payable pursuant to the Credit Facility, (iii) reasonable general and administrative and operating expenses for such period, excluding non-cash items, (iv) certain capital expenditures, (v) cash taxes with respect to the period and (vi) reasonable abandonment and reclamation consistent with industry standards payable in respect of such period, excluding non-cash items.

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities, including Senior Indebtedness which would rank in priority to the Debentures, or to make distributions to Unitholders. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

USE OF PROCEEDS

After deducting the Underwriters' fee of $3,000,000, and prior to the deduction of the estimated expenses of the Offering of $250,000, the Trust will have received net proceeds from the sale of the Debentures of $72,000,000. The net proceeds of the Offering will be used by the Trust to pay down amounts owing under the Credit Facility. Amounts may be drawn on the Credit Facility from time to time for various purposes, including the funding of expenses, capital expenditures and acquisitions. The Credit Facility replaced the credit facilities maintained by Thunder, Mustang and Forte prior to the Arrangement. The majority of the indebtedness under the Credit Facility was incurred by Thunder, Mustang and Forte prior to the completion of the Arrangement for various purposes, including the funding of capital expenditures.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 75,000 Debentures to the Underwriters and the Underwriters have severally agreed to purchase such Debentures on April 5, 2006, or such other date as may be agreed among the parties to the Underwriting Agreement. The Debentures shall be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $3,000,000, in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Administrator, on behalf of the Trust, and GMP Securities L.P. and FirstEnergy Capital Corp. on their own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriting Agreement also provides that the Trust and the Administrator will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Description of Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures or the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the prior written consent of GMP Securities L.P., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. The TSX has conditionally approved the listing of the Debentures and the Trust Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before June 20, 2006. **There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.**

The Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures (the "Securities") have not been and will not be registered under the *United States Securities Act of 1933,* as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, the Securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriters may also offer and sell Debentures in the United States to accredited investors (as defined in Rule 501(a) under the U.S Securities Act). Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

CIBC World Markets Inc. is a wholly-owned subsidiary of Canadian Imperial Bank of Commerce and BMO Nesbitt Burns Inc. is a wholly-owned subsidiary of Bank of Montreal. Both Canadian Imperial Bank of Commerce and Bank of Montreal (the "Banks") are Canadian chartered banks. The Banks are lenders to the Administrator under the Credit Facility. Accordingly, the Trust may be considered a "connected issuer" of each of CIBC World Markets Inc. and BMO Nesbitt Burns Inc. under applicable Canadian securities legislation.

The Administrator was indebted to the lenders under the Credit Facility, which include the Banks, for an aggregate amount of $136.2 million as at February 28, 2006. The Administrator is in compliance with all material terms of the agreements governing the Credit Facility and the lenders have not waived any material breach by the Administrator of such agreements since their execution.

The Credit Facility is available as a revolving facility until April 28, 2006. The revolving nature of the Credit Facility is subject to review and extension annually by the lenders for a further one year period. In the event that the lenders holding one third or more of the total revolving commitments decline to extend the revolving nature of the facility after any annual review, the Credit Facility becomes a term loan and amounts outstanding under the Credit Facility must be repaid to the lenders within one year by equal quarterly reductions during such year. If lenders holding two thirds or more of the revolving commitments agree to extend the revolving nature of the facility, then unless the commitment of any lender not agreeing to extend is paid out or assigned to another lender, the commitment of that lender becomes non-revolving and must be repaid to the lender within one year by equal quarterly reductions during such year. The lenders under the Credit Facility have not yet advised the Administrator whether they intend to extend the revolving nature of the Credit Facility for another year. Neither the Trust nor the Administrator can guarantee that the revolving nature of the Credit Facility will be extended. If it is not, the Trust and the Administrator will have to make suitable arrangements with the lenders for the repayment or refinancing of the Credit Facility when the amounts thereunder become due. See "Material Debt" for more information concerning the Credit Facility.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. As detailed in the AIF, GLJ evaluated the Trust's oil and natural gas reserves as at December 31, 2005 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. Net reserves as at December 31, 2005, as evaluated by GLJ based on forecast prices and costs, were 19.28 MMboe proved and 27.84 MMboe proved plus probable. Year-end reserves include downward technical revisions to net reserves of 4.626 MMboe proved and 6.492 MMboe proved plus probable. These revisions may have an impact on the view of the lenders under the Credit Facility as to the underlying value of the security for amounts owing under the Credit Facility.

The net proceeds of the Offering will be used by the Trust to pay down amounts owing under the Credit Facility. Amounts may be drawn on the Credit Facility from time to time for various purposes, including the funding of expenses, capital expenditures and acquisitions.

The decision to distribute the Debentures offered hereby and the determination of the terms of the Offering were made through negotiations between the Administrator on behalf of the Trust and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of the Offering, CIBC World Markets Inc. and BMO Nesbitt Burns Inc. will receive their share of the underwriting fee payable by the Trust to the Underwriters.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP on behalf of the Trust. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units. Mr. James Pasieka, a director of the Administrator, is a partner of Heenan Blaikie LLP. Mr. Mark Franko, the Corporate Secretary of the Administrator, is a lawyer with Heenan Blaikie LLP.

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF, which has been incorporated herein by reference, have been prepared by GLJ. As of the date hereof, the principals and officers of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP and McCarthy Tétrault LLP (collectively, "Counsel"), the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (the "Regulations") to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures (the "Securities") as capital property, deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. **Any such holder should consult its own tax advisor with respect to an investment in the Securities.**

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and/or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsels' understanding of the current published administrative and assessing practices of CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Resident Debenture Holders

This portion of the summary applies to a holder of Debentures who is not a Non-Resident.

(i) Taxation of Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be entitled to receive a payment in respect of accrued and unpaid interest in respect of the Debenture up until the time of the exchange. The holder will be required to include such payment in computing income to the extent that such interest was not otherwise included in the holder's income for the taxation year or a preceding taxation year. Similarly, on any other disposition or deemed disposition of a Debenture, including a payment on maturity, redemption or purchase for cancellation of a Debenture, the holder generally will be required to include in computing income the amount of interest accrued on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in computing the holder's income for the taxation year or a previous taxation year.

Any amount paid by the Trust as a premium upon redemption of Debentures before the Maturity Date will be deemed to be received by the holder as interest on the Debentures and will be required to be included in computing the holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of interest that, but for the repayment, would have been paid or payable by the Trust on the Debentures for a taxation year of the Trust ending after the repayment of such amount.

A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including interest.

(ii) Disposition of Debentures

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Trust Unit. If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of any fractional Trust Unit (less any portion of such amount that must be included in the holder's income on account of accrued interest).

The cost to the holder of any Trust Units received on an exchange, redemption or repayment of a Debenture will be equal to their fair market value at the time of the exchange, redemption or repayment and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

On any disposition or deemed disposition of a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture may be deducted against taxable capital gains realized by the holder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3 % on certain investment income, including taxable capital gains.

Taxation of Non-Resident Debenture Holders

This portion of the summary applies to a holder of Debentures who, for the purposes of the Tax Act and at all relevant times, is a Non-Resident, does not use or hold, and is not deemed to use or hold, Debentures in, or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business, or is deemed to carry on an insurance business, in Canada or elsewhere.

(i) Taxation of Interest on Debentures

A Non-Resident holder of a Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A Non-Resident holder of a Debenture who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity may be deemed to be interest for Canadian withholding tax purposes.

(ii) Disposition of Debentures

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident holder provided that (i) the holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada; (ii) the Debenture is not a "designated insurance property" of the holder for purposes of the Tax Act; (iii) the Trust is a mutual fund trust for the purposes of the Tax Act at the time of the disposition or deemed disposition; and (iv) the Debenture does not otherwise constitute "taxable Canadian property" to the holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a Non-Resident holder at the time of the disposition or deemed disposition thereof unless the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Trust Units at any time during the 60-month period immediately preceding the disposition. To the extent that the fair market value of Trust Units received by a Non-Resident on a conversion of a Debenture exceeds the issue price of the Debenture, such excess amount may be deemed to be interest for the purposes of the Tax Act and may be subject to Canadian withholding tax.

A transfer of a Debenture by a Non-Resident holder to a purchaser who is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture may be subject to Canadian withholding tax to the extent of the portion of the purchase price attributable to such accrued interest. A Non-Resident who transfers or otherwise disposes of Debentures should consult their own advisors as to whether any withholding tax obligation applies in their particular circumstances.

Taxation of the Trust and Unitholders

Qualification as a Mutual Fund Trust

This summary assumes that the Trust also qualifies and will continue to qualify at all times as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, the Trust must qualify as a "unit trust" as defined in the Tax Act, the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property) and the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units. Subject to some exceptions, the Tax Act currently provides that the Trust will cease to qualify as a mutual fund trust if it can reasonably be considered to have been established or maintained primarily for the benefit of Non-Residents. (See "Proposed Amendments.") If the Trust were to not qualify as a mutual fund trust at any particular time, the income tax considerations for the Trust and Unitholders would be materially different in certain respects from those contained herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act. (See description of other tax consequences resulting from the loss of mutual fund trust status in the AIF under the heading "Risk Factors – Investment Eligibility and Mutual Fund Trust Status".)

Counsel has been advised by the Administrator that the Trust has filed a valid election with CRA to have the Trust deemed to have been a mutual fund trust from the beginning of the Trust's first taxation year.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include, among other things, all interest on the Administrator Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative and other operating expenses incurred on its ongoing investment activities provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. The Proposed Amendments would preclude the Trust from deducting a loss from a business or property unless the Trust has a reasonable expectation of realizing a cumulative profit (excluding capital gains) from such business or property for the period in which the Trust has carried on, and can reasonably expected to carry on, such business or has held, and can reasonably be expected to hold, such property. The Trust will also be entitled to deduct a portion of any costs incurred by it in connection with the issuance of the Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro-rated where the Trust's taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year pro-rated where the Trust's taxation year is less than 365 days.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units.

Counsel has been advised by the Administrator that the Trust shall make sufficient distributions in each year of its net income for tax purposes so that the Trust generally will not be liable for any material amounts of income tax under the Tax Act.

Taxation of Canadian Resident Unitholders

This portion of the summary applies to a Unitholder who is not a Non-Resident.

A Unitholder generally will be required to include in computing income for a taxation year its share of the net income of the Trust for the year allocated to the Unitholder by the Trust, including net taxable capital gains and dividends, determined for purposes of the Tax Act, that is paid or payable to the Unitholder in the year, whether paid to the Unitholder in cash or in additional Trust Units, and that is deducted by the Trust in computing its income. Provided that appropriate designations are made by the Trust, such portions of its net taxable gains, taxable dividends from taxable Canadian corporations and foreign source income (if any) as are paid or payable to a Unitholder effectively will retain their character and will be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary, a Unitholder's foreign tax credits, a Unitholder's entitlement to the dividend tax credit (if any), and/or a Unitholder's capital gains. Such amounts also will be taken into account in determining a Unitholder's liability, if any, for alternative minimum tax under the Tax Act.

Any amount that is paid or payable by the Trust to a Unitholder in a year in excess of the net income allocated, including the non-taxable portion of a capital gain, generally will not be included in the Unitholder's income for the year. However, where such an amount is paid or becomes payable to a Unitholder other than as proceeds of disposition or deemed disposition of Trust Units or any part thereof, the amount generally will reduce the adjusted cost base of the Trust Units of the Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Trust for the year, and the taxable portion was designated by the Trust in respect of the Unitholder.

The adjusted cost base of Trust Units to a Unitholder is a detailed calculation. To the extent the adjusted cost base of a Trust Unit otherwise would become a negative amount in any taxation year of the Unitholder, the negative amount will be deemed to be a capital gain realized by the Unitholder in such a taxation year from a disposition of the Trust Units and the amount of such capital gain will be added to the adjusted cost base of the Trust Units.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on redemption or otherwise, the Unitholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Units and any reasonable costs of disposition.

Where Trust Units are redeemed and any property is distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the property so distributed. Excluded will be any amounts paid or made payable in a year out of income or capital gains of the Trust for the year or any amount that is payable by the Trust which otherwise must be included in the Unitholder's income, including any capital gain realized by the Trust as a result of the redemption of Trust Units which have been designated by the Trust to the Unitholder. The cost amount to a Unitholder, immediately after redemption of Trust Units of the Unitholder, of any property distributed to the Unitholder by the Trust upon such redemption or upon the termination of the Trust, will be equal to the fair market value of such property. Property distributed to a Unitholder may not be

a qualified investment for Exempt Plans. Unitholders should consult their own tax advisors as to the consequences of receiving in specie distributions of property from the Trust on a redemption of Trust Units.

Taxation of Non-Resident Unitholders

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is a Non-Resident and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada or elsewhere (a "Non-Resident Unitholder").

Any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. Under recent amendments to the Tax Act, distributions made to a Non-Resident Unitholder that are attributable to capital gains realized by the Trust after March 22, 2004 on the disposition by the Trust of taxable Canadian property in circumstances where the Trust has designated such capital gains to Unitholders will also be subject to Canadian withholding tax at a rate of 25% of the amount so distributed. A Non-Resident Unitholder who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 15% of the amount of any such distributions.

Pursuant to recent amendments to the Tax Act, the Trust will also be obligated to withhold at the rate of 15% on all distributions by the Trust to a Non-Resident Unitholder that are not otherwise included in the income of the Non-Resident Unitholder for the purposes of the Tax Act or otherwise subject to withholding taxes under the Tax Act. In the event that the Non-Resident Unitholder subsequently realizes a loss on the disposition of the Trust Units, the Non-Resident Unitholder may, in certain circumstances, be entitled to a refund of all or a portion of this tax subject to the filing of appropriate income tax returns.

A disposition or deemed disposition of a Trust Unit by a Non-Resident Unitholder, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units are not "taxable Canadian property" of the Non-Resident Unitholder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (ii) at any time during the 60 month period immediately preceding the disposition of the Trust Units the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof held 25% or more of the issued Trust Units; or (iii) the Trust were not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on Administrator Notes to a Non-Resident Unitholder who receives such notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. A Non-Resident Unitholder who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Proposed Amendments

Under the Proposed Amendments, a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more Non-Residents where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice

did not include this particular draft amendment, and the Department of Finance indicated in a concurrent release as well as in the 2005 federal budget proposal that further discussions would be pursued with the private sector in this respect.

In addition, Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of holding of Trust Units under the Proposed Amendments announced in March, 2004. In May, 2004, however, the Minister of Finance (Canada) announced that the implementation of these proposals has been suspended pending further consultation with interested parties, following which further legislative proposals, if any, will be announced. Such investors should consult with their own income tax advisors prior to the holding of Trust Units.

In the 2005 federal budget proposals, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper on the tax issues related to business income trusts and other flow-through entities. On September 8, 2005, the Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper was to, among other things, assess whether the tax system should be modified. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Administrator and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on the conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans ("DPSP") (other than, in the case of the Debentures, a trust governed by a DPSP to which the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act, has made a contribution) and registered education savings plans ("RESP") (collectively, "Exempt Plans") under the Tax Act as in effect on the date hereof. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the Exempt Plan. See "Risk Factors – Investment Eligibility and Mutual Fund Trust Status" in the AIF.

RISK FACTORS

An investment in the Debentures and Trust Units is subject to certain risks. Investors should carefully consider the risks factors described under the heading "Risk Factors" in the AIF. In addition to the risk factors set out in the AIF, investors should consider the following additional risk factors:

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness. This includes any indebtedness outstanding under the Credit Facility. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of the lenders over all assets and undertakings of the Administrator and its guarantors, which include the Trust and all of its material subsidiaries. If the Administrator becomes unable to pay its obligations to the lenders as they become due or it otherwise commits an event of default as defined under the Credit Facility, the lenders may foreclose on and sell the assets of the Administrator and their guarantors.

Variations in interest rates and scheduled principal repayments, or the need to refinance the Credit Facility upon expiration, could result in significant changes in the amount required to be applied to service the debt of the Administrator under the Credit Facility before the distribution or payment of any amounts to the Trust.

There can be no assurance that the amounts available under the Credit Facility will be adequate for the financial obligations of the Trust and the Administrator or that, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the Administrator and to the applicable lenders.

The terms of the Credit Facility and the Subordination Agreement ensure that the lenders have priority over the holders of the Debentures and the Unitholders with respect to the assets and income of the Trust. Amounts due and owing to the lenders under the Credit Facility must be paid before any payment of interest or principal can be made to the holders of Debentures or any distribution can be made to Unitholders. This could lead to a default in payments to holders of Debentures or a disruption of distributions to Unitholders.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities, including Senior Indebtedness which would rank in priority to the Debentures, or to make distributions to Unitholders. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Market for Securities

There is currently no market through which Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, such a market will be sustained at the price level of the Offering.

Possible Dilutive Effects on Holders of Trust Units

The Trust may determine to redeem outstanding Debentures for Trust Units, repay outstanding principal amounts thereunder at maturity of the Debentures or arrange for the payment of interest under the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution. See "Description of the Debentures".

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of Ernst & Young LLP

We have read the short form prospectus of Thunder Energy Trust (the "Trust") dated March 30, 2006 relating to the qualification for distribution of 75,000 7.25% convertible unsecured subordinated debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and accumulated earnings and cash flows for the years then ended. Our report is dated March 6, 2006.

(signed) "*Ernst & Young LLP*"

Chartered Accountants
Calgary, Canada

March 30, 2006

Consent of Collins Barrow Calgary LLP

We have read the short form prospectus of Thunder Energy Trust (the "Trust") dated March 30, 2006 relating to the qualification for distribution of 75,000 debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Mustang Resources Inc. on the consolidated balance sheets as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 7, 2005.

(signed) "*Collins Barrow Calgary LLP*"

Chartered Accountants
Calgary, Canada

March 30, 2006

Consent of Deloitte & Touche LLP

We have read the short form prospectus of Thunder Energy Trust (the "Trust") dated March 30, 2006 relating to the qualification for distribution of 75,000 7.25% convertible unsecured convertible debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Forte Resources Inc. on the consolidated balance sheets of Forte Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. Our report is dated March 15, 2005.

(signed) "*Deloitte & Touche LLP*"

Chartered Accountants
Calgary, Canada

March 30, 2006

SCHEDULE "A" - FINANCIAL STATEMENTS OF MUSTANG

MUSTANG RESOURCES INC.
Consolidated Balance Sheet
As at July 6, 2005

	July 6, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		
Current assets		
Accounts receivable and prepaid deposits	$ 10,522,535	$ 8,941,693
Property and equipment	86,203,220	68,708,393
	$ 96,725,755	$ 77,650,086
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,707,884	$ 16,706,465
Bank debt (note 2)	26,187,601	6,776,375
	36,895,485	23,482,840
Asset retirement obligations (note 3)	3,890,923	3,196,961
Future income taxes	6,759,476	5,090,637
	47,545,884	31,770,438
Shareholders' Equity		
Share capital (note 4)	41,963,838	41,075,276
Contributed surplus (note 5)	3,259,185	1,407,652
Retained earnings	3,956,848	3,396,720
	49,179,871	45,879,648
	$ 96,725,755	$ 77,650,086

See accompanying notes to consolidated financial statements.

MUSTANG RESOURCES INC.
Consolidated Statement of Operations and Retained Earnings

(Unaudited)	For the quarter ended		For the six months ended	
	July 6, 2005	June 30, 2004	**July 6, 2005**	June 30, 2004
Revenue				
Petroleum and natural gas sales	$16,378,678	$ 6,277,929	$ 28,567,913	$ 10,330,446
Royalties	(4,387,137)	(1,405,830)	(7,844,003)	(2,277,840)
	11,991,541	4,872,099	20,723,910	8,052,606
Alberta Royalty Tax Credit	125,000		250,000	
Interest income	-	8	482	14,922
	12,116,541	4,872,107	20,974,392	8,067,528
Expenses				
Production	1,721,815	975,875	3,157,850	1,676,253
Transportation	440,441	167,513	778,676	330,777
General and administrative	4,133,581	713,256	4,769,529	1,269,097
Interest	173,535	76,491	301,029	125,005
Depletion, depreciation and accretion	4,645,717	1,908,047	7,560,135	3,250,794
Stock compensation expense	1,913,417	91,088	2,156,793	197,529
	13,028,506	3,932,270	18,724,012	6,849,455
Earnings (loss) before income taxes	(911,965)	939,837	2,250,380	1,218,073
Income taxes				
Current income taxes	21,413	4,611	21,413	4,611
Future income taxes	445,113	369,884	1,668,839	521,142
	466,526	374,495	1,690,252	525,753
Net earnings (loss)	(1,378,491)	565,342	560,128	692,320
Retained earnings, beginning of period, as previously reported	5,335,339	73,468	3,396,720	292,240
Retroactive change in accounting policy	-	-	-	(345,750)
Retained earnings, beginning of period, as restated	5,335,339	73,468	3,396,720	(53,510)
Retained earnings, end of period	$ 3,956,848	$ 638,810	$ 3,956,848	$ 638,810
Net earnings(loss) per share				
Basic	$(0.07)	$ 0.03	$ 0.03	$0.04
Diluted	$ (0.07)	$0.03	$ 0.03	$0.04

See accompanying notes to consolidated financial statements.

MUSTANG RESOURCES INC.
Consolidated Statement of Cash Flows

(Unaudited)	For the quarter ended		For the six months ended	
	July 6, 2005	June 30, 2004	**July 6, 2005**	June 30, 2004
Cash provided by (used for)				
Operating activities				
Net earnings (loss)	$ (1,378,491)	$ 565,342	$ 560,128	$ 692,320
Add items not affecting cash				
Depletion, depreciation and accretion	4,645,717	1,908,047	7,560,135	3,250,794
Stock compensation expense	1,913,417	91,088	2,156,793	197,529
Future income taxes	445,113	369,884	1,668,839	521,142
Funds from operations	5,625,756	2,934,361	11,945,895	4,661,785
Asset retirement obligation expenditures	14,073	(38,742)	10,881	(38,742)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	(159,754)	(822,178)	(1,744,599)	(1,066,777)
Accounts payable and accrued liabilities	416,223	558,640	867,840	1,909,669
	5,896,298	2,632,081	11,080,017	5,465,935
Investing activities				
Expenditures on property and equipment	(11,650,854)	(8,207,406)	(24,371,880)	(27,571,327)
Change in non-cash working capital				
Accounts receivable and prepaid deposits	1,123,859	76,546	163,757	(662,734)
Accounts payable and accrued liabilities	(8,158,047)	(584,105)	(6,866,421)	(487,610)
	(18,685,042)	(8,714,965)	(31,074,544)	(28,721,671)
Financing activities				
Issuance of share capital	499,000	68,600	583,200	9,089,800
Share issuance costs	-	(3,698)	101	(652,847)
Increase in bank debt	12,289,744	6,017,982	19,411,226	9,945,147
Change in non-cash working capital				
Accounts payable and accrued liabilities	-	-	-	-
	12,788,744	6,082,884	19,994,527	18,382,100
Decrease in cash and cash equivalents	-	-	-	(4,873,636)
Cash and cash equivalents, beginning of period	-	-	-	4,873,636
Cash and cash equivalents, end of period	$ -	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

MUSTANG RESOURCES INC.
Notes to Consolidated Financial Statements
July 6, 2005

1. **Basis of Presentation**

The interim consolidated financial statements of Mustang Resources Inc. (the "Corporation") have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of Mustang Resources Inc. and its wholly-owned subsidiary and partnership. The interim consolidated financial statements have been prepared following the same accounting policies and methods in computation as the financial statements for the fiscal year ended December 31, 2004. The interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto in the Corporation's annual report for the year ended December 31, 2004.

2. **Bank Debt**

During the period, the Corporation increased its demand revolving production loan facility to a maximum of the least of $30 million and the Borrowing Base as determined by the bank. The credit facilities provide that advances may be made by way of direct advances or guaranteed notes. Direct advances currently bear interest at a Canadian chartered bank's prime rate plus 0.125% per annum and guaranteed notes currently bear interest at the applicable guaranteed note rate plus a per annum stamping fee of 1.375%. Both loans are secured by a General Security Agreement over all current and after acquired property of the Corporation and a fixed and floating charge debenture on all petroleum and natural gas present and future assets. As part of the loan agreement, the Corporation is required to meet certain reporting requirements and financial-based covenants.

3. **Asset Retirement Obligations**

The total future asset retirement obligations were estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the total asset retirement obligations to be $5.6 million as at July 6, 2005 (December 31, 2004 - $4.9 million). These payments are expected to be made over the next 5 to 15 years. The Company used a credit adjusted risk free rate of 5.6 per cent and an inflation rate of two per cent to calculate the present value of the 2005 asset retirement obligation.

The following table reconciles the Company's total asset retirement obligations:

	July 6, 2005	December 31, 2004
Carrying amount, beginning of period	$ 3,196,961	$1,857,194
Increase in obligation	587,246	1,244,878
Expenditures (incurred) recovered	10,881	(19,700)
Accretion expense	95,835	114,589
Carrying amount, end of period	$ 3,890,923	$ 3,196,961

4. **Share Capital**

(a) **Authorized**

Unlimited number of voting Class A shares
Unlimited number of voting Class B shares
Unlimited number of Preferred Shares, issuable in series

(b) **Issued and outstanding**

		Number	Stated Value $
Class A Shares			
Balance, December 31, 2004		17,917,501	40,125,481
Stock options exercised		52,000	103,200
Warrants exercised		320,000	480,000
Stock-based compensation on exercised options and warrants		-	305,260
Balance, July 6, 2005		18,289,501	41,013,941
Class B Shares			
Balance, December 31, 2004 and March 31, 2005		738,540	7,385,400
Share issue costs, net of future income taxes of	$1,283,600		(2,247,127)
Tax effect of flow-through shares			(4,188,376)
Total share capital – July 6, 2005			41,963,838

(c) Stock Options

A summary of the status of the Corporation's outstanding stock options as at July 6, 2005 and changes during the period then ended are as follows:

	July 6, 2005	
	Number of options	Weighted average exercise price
Outstanding – beginning of period	1,522,500	3.08
Exercised	(52,000)	1.98
Outstanding – end of period	1,470,500	3.11

(d) Per Share Amounts

Per share amounts have been calculated on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the period ended July 6, 2005 was 18,815,667 (2004 – 15,863,165).

In computing diluted net earnings per share amounts, 1,162,276 (2004 – 1,415,357) shares were added to the weighted average number of shares outstanding during the period ended July 6, 2005 for the dilutive effect of employee stock options, employee warrants and Class B shares.

The following reconciles the denominators for basic and diluted net earnings per share calculations:

	2005		
	Net earnings (numerator)	Weighted Average shares (denominator)	Per Share
Class A shares		18,077,127	
Class B shares		738,540	
Basic net earnings per share	$ 560,128	18,815,667	$0.03
Dilutive securities:			
Conversion of Class B shares		252,535	
Options		909,741	
Warrants		-	
Diluted net earnings per share	$ 560,128	19,977,943	$0.03

2004			
	Net earnings (numerator)	Weighted Average shares (denominator)	Per Share
Class A shares		15,124,625	
Class B shares		738,540	
Basic net earnings per share	$ 692,320	15,863,165	$0.04
Dilutive securities:			
Conversion of Class B shares		608,825	
Options		694,414	
Warrants		112,118	
Diluted net earnings per share	$ 692,320	17,278,522	$0.04

5. **Contributed Surplus**

Balance, beginning of period	$ 1,407,652
Issuance of stock options and warrants	2,156,793
Exercise of stock options and warrants	(305,260)
Balance, end of period	$ 3,259,185

6. **Supplemental Cash Flow Information**

During the period ended July 6, 2005 and the six month period ended June 30, 2004 the Company made the following cash outlay in respect of interest expense.

	July 6, 2005 (6 months)	June 30, 2004 (6 months)
Interest	$ 301,029	$ 125,005
Current income taxes	$ 21,413	$ 4,611

7. **Subsequent Event**

On July 7, 2005 the Corporation (Mustang) closed a Plan of Arrangement with Thunder Energy Inc. (Thunder) and Forte Resources Inc. (Forte) to combine the entities to create a new oil and gas trust, Thunder Energy Trust (the "Trust"); two exploration focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the proposed combination, shareholders of Mustang received 0.55 trust units or exchangeable shares of the Trust, 0.3666 common shares of Clipper and 0.0833 common shares of Ember after the units of the trust were consolidated on a 1:2 basis and the common shares of Clipper and Ember were consolidated on a 1:3 basis.

SCHEDULE "B" - FINANCIAL STATEMENTS OF FORTE

FORTE RESOURCES INC.
Consolidated Balance Sheets
($Thousands)
(unaudited)

	June 30 2005	December 31 2004
ASSETS		
CURRENT		
Accounts receivable and other	**12,682**	9,309
Property, plant and equipment (Note 2)	**111,569**	111,488
Goodwill	**8,777**	8,777
	133,028	129,574
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**8,077**	14,351
Bank loans	**21,301**	28,005
	29,378	42,356
Asset retirement obligation	**5,008**	4,707
Future income taxes	**10,246**	4,961
	44,632	52,024
Commitments (Note 4)		
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**86,989**	76,329
Contributed surplus	**228**	340
Retained earnings	**1,179**	881
	88,396	77,550
	133,028	129,574

See accompanying notes

FORTE RESOURCES INC.
Consolidated Statements of Income (Loss) and Retained Earnings
($ Thousands, except share data)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $
REVENUE				
Oil and gas	14,402	7,925	29,845	13,502
Interest	-	-	5	-
	14,402	7,925	29,850	13,502
EXPENSES				
Royalties	3,018	1,496	5,875	2,555
Operating	3,571	2,731	6,927	4,423
General and administrative (Note 2)	2,085	316	3,046	600
Interest	222	123	556	311
Stock based compensation	153	122	305	125
Depletion, depreciation and accretion	5,851	3,071	12,174	5,301
	14,900	7,859	28,883	13,315
INCOME (LOSS) BEFORE INCOME TAXES	(498)	66	967	187
PROVISION FOR INCOME TAXES				
Future (recovery)	(95)	136	500	225
Capital	66	-	169	-
	(29)	136	669	225
NET INCOME (LOSS) FOR THE PERIOD	(469)	(70)	298	(38)
RETAINED EARNINGS, BEGINNING OF PERIOD				
Beginning of period as previously reported	1,648	704	881	452
Change in accounting policy related to asset retirement obligations	-	-	-	220
Beginning of period, as restated	1,648	704	881	672
RETAINED EARNINGS, END OF PERIOD	1,179	634	1,179	634
Net income (loss) per common share				
Basic and diluted	(0.01)	(0.00)	0.01	(0.00)
Weighted average number of common shares outstanding				
Basic	40,215,067	22,546,080	40,659,884	19,156,551
Diluted	40,891,347	26,452,227	41,279,075	21,788,192

See accompanying notes

FORTE RESOURCES INC.
Consolidated Statements of Cash Flows
($ Thousands)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income (loss) for the period	(469)	(70)	298	(38)
Add items not requiring cash:				
Depletion, depreciation and accretion	5,851	3,071	12,174	5,301
Future income taxes (recovery)	(95)	136	500	225
Stock-based compensation expense	153	122	305	125
	5,440	3,259	13,277	5,613
Asset retirement expenditures	(10)	-	(10)	(4)
Changes in non-cash working capital	(7,646)	(533)	(9,152)	507
	(2,216)	2,726	4,115	6,116
FINANCING				
Increase (repayment) in long-term debt	5,133	13,478	(6,704)	7,550
Issuance of common shares, net of issue costs	173	9	15,028	7,453
	5,306	13,487	8,324	15,003
INVESTING				
Capital expenditures	(2,187)	(1,570)	(11,944)	(3,385)
Acquisition of Oiltec assets	-	(11,864)	-	(11,864)
Changes in non cash working capital	(903)	(4,050)	(495)	(5,653)
	(3,090)	(17,484)	(12,439)	(20,902)
NET INCREASE (DECREASE) IN CASH	-	(1,271)	-	217
CASH AND DEPOSITS, BEGINNING OF PERIOD	-	1,488	-	-
CASH, END OF PERIOD	-	217	-	217
SUPPLEMENTARY INFORMATION				
Interest paid	251	(97)	683	55
Taxes paid	-	-	90	-

See accompanying notes

FORTE RESOURCES INC.
Notes to the Consolidated Financial Statements
(unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles as disclosed in the Company's December 31, 2004 consolidated statements. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2004. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

2. Property, plant and equipment

The Company capitalized general and administrative costs of $392,600 for the six months ended June 30, 2005 (June 30, 2004 - $267,380) relating to exploration and development activity.

3. Share Capital

Common Shares	Number	$ 000's
Balance, December 31, 2004	37,117,208	76,329
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
For cash	4,000,000	15,600
Share issue costs		(816)
Related tax benefit of share issue costs		203
Exercise of stock options	206,880	244
Future tax liability related to flow through shares renounced		(4,988)
Reclassification of contributed surplus		417
Balance, June 30, 2005	42,665,088	86,989

Preferred Series I	Number of Shares	$ 000's
Balance, December 31, 2004	1,341,000	-
Conversion to common shares	(1,341,000)	-
Balance, June 30, 2005	-	-

Stock Options	Number of Shares	Exercise Price
Balance, December 31, 2004	1,514,220	$2.36
Granted	230,000	3.32
Exercised	(206,880)	1.18
Cancelled	(40,000)	3.12
Balance, June 30, 2005	1,497,340	2.59

In March 2005 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $3.36 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were converted to common shares of the Company.

In February 2005 the Company issued 4 million common shares at a price of $3.90 per share for a total consideration of $15.6 million before issue costs.

The Company renounced eligible expenditures of $14.15 million related to eligible expenditures that were incurred prior to March 31, 2005. All flow through share commitments have been met as at June 30, 2005.

The fair value of each stock option granted during the period ended June 30, 2005 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 4%, a five year expected life, nil dividend rate and an expected volatility of 40%.

4. Commitments

In October 2004 the Company entered into a contract to sell 500 bbls/d of its crude oil production at a price of $58.30 per bbl for the 2005 year. In December 2004 the Company entered into a contract to sell 500 mcf/d of its natural gas production at a price of $7.00 at AECO for the period from April 1, 2005 to October 31, 2005. In February 2005 the Company entered into a contract to sell 200 bbls/d of its crude oil production at a price of $61.57 per bbl for the period from March 1, 2005 to December 31, 2005.

5. Subsequent Event

On May 3, 2005 the Company announced that it had entered into an agreement to merge its operations with Thunder Energy Inc. and Mustang Resources Inc. to form a royalty trust, two exploration focused oil and gas companies and a resource based coal bed methane company. Pursuant to the terms of the agreement the Company's shareholders would receive .35 of a share of the Trust and one share of an exploration company. The transaction is subject to shareholder and court approval, closed July 7, 2005.

SCHEDULE "C" - PRO FORMA FINANCIAL STATEMENT

Unaudited Pro Forma Consolidated Statement of Net Income (Loss)

Thunder Energy Trust

For the year ended December 31, 2005

COMPILATION REPORT ON UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

To the Directors of Thunder Energy Inc., Administrator for Thunder Energy Trust

We have read the accompanying unaudited pro forma consolidated statement of net income (loss) of Thunder Energy Trust (the "Trust") for the year ended December 31, 2005 (the "Pro Forma Statement"), and have performed the following procedures:

1. Compared the figures in the column captioned "Trust" to the audited consolidated financial statement of the Trust for the year ended December 31, 2005 and found them to be in agreement.
2. Compared the figures in the column captioned "Mustang" to the unaudited interim consolidated financial statement of Mustang Resources Inc. for the period ended July 6, 2005 and found them to be in agreement.
3. Compared the figures in the column captioned "Forte" to the unaudited interim consolidated financial statement of Forte Resources Inc. for the six months ended June 30, 2005 and found them to be in agreement.
4. Compared the figures in the columns captioned "Alberta Clipper", "Valiant" and "Ember" to the unaudited schedules of net operating income for the Alberta Clipper Energy Inc. assets, Valiant Energy Inc. assets and Ember Resources Inc. assets, respectively, for the six months ended June 30, 2005 and found them to be in agreement.
5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the Pro Forma Statement complies as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the Pro Forma Statement complies as to form in all material respects with the regulatory requirements of the Securities Acts of the various provinces in Canada.
6. Read the notes to the Pro Forma Statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns for the year ended December 31, 2005 and found the amounts in the column captioned "Pro Forma Trust" to be arithmetically correct.

The Pro Forma Statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Canada
March 22, 2006

(Signed) Ernst & Young LLP
Chartered Accountants

Thunder Energy Trust

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

Year ended December 31, 2005

(000s, except per share amounts)

	Trust	Mustang	Forte	Alberta Clipper	Valiant	Ember	Pro Forma Adjustments	Note Reference	Pro Forma Trust
	$	$	$	$ (Note 2a)	$ (Note 2a)	$ (Note 2a)	$		$
Revenue									
Petroleum and natural gas	195,778	28,568	30,461	(8,257)	(2,588)	(2,489)			241,473
Royalties	(33,905)	(7,594)	(5,875)	1,899	576	157			(44,742)
Transportation	(6,383)	(779)	(616)	219	106	100			(7,353)
	155,490	20,195	23,970						189,378
Expenses									
Operating	29,704	3,158	6,927	(1,239)	(547)	(709)			37,294
General and administrative	8,517	4,770	3,046				(250)	2b	16,083
Interest	5,357	300	551				178	2c	6,386
Depletion, depreciation and accretion	75,058	7,560	12,174				23,233	2d	118,025
Write-down of property and equipment	56,243	-	-						56,243
Stock-based compensation	8,582	2,157	305					2e	11,044
	183,461	17,945	23,003						245,075
Net income (loss) before income taxes	(27,971)	2,250	967						(55,697)
Taxes									
Capital taxes	1,521	21	169				125	2f	1,836
Future income tax expense (recovery)	(19,641)	1,669	500				(19,882)	2g	(38,181)
	(18,120)	1,690	669						(36,345)
Net income (loss)	(9,851)	560	298						(19,352)
Average number of units/shares – basic	44,733								46,155
Average number of units/shares – diluted	44,938								46,495
Net income (loss) per Trust unit or exchangeable share – basic	$ (0.22)							2h	$ (0.42)
Net income (loss) per Trust unit or exchangeable share – diluted	$ (0.22)							2h	$ (0.42)

See accompanying notes

Thunder Energy Trust

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of net income (loss) of Thunder Energy Trust (the "Trust") for the year ended December 31, 2005 (the "Pro Forma Statement") has been prepared for inclusion in the short form prospectus of the Trust related to the issuance of $75 million in convertible debentures (the "Prospectus"). This Pro Forma Statement is presented as an update to those filed in a Joint Information Circular dated June 6, 2005 sent to the shareholders of Thunder Energy Inc. ("Thunder"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") with respect to the Plan of Arrangement ("Arrangement") to convert Thunder, Mustang and Forte from companies focused on oil and natural gas exploration and production into four new entities: i) Alberta Clipper Energy Inc. ("Alberta Clipper") a new public corporation concentrating on the exploration and development of oil and natural gas reserves; ii) Valiant Energy Inc. ("Valiant") a new public company concentrating on the exploration and development of oil and natural gas reserves; iii) Ember Resources Inc. ("Ember") a new public company focused on the development and production of coal bed methane; and iv) the Trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by the mature, lower-risk producing assets. Thunder Aquisitionco Ltd., a subsidiary of the Trust, acquired all of the issued and outstanding common shares of Thunder, Mustang and Forte. The transaction closed on July 7, 2005.

The Pro Forma Statement includes the accounts of the Trust and its subsidiaries and has been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statement gives effect to the transactions and assumptions described in Note 2 as if they had occurred on January 1, 2005. The Pro Forma Statement may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing this Pro Forma Statement, no adjustments have been made to reflect operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statement are in accordance with those disclosed in the audited consolidated financial statements of the Trust as at December 31, 2005 and for the year then ended.

The Pro Forma Statement has been prepared from information derived from and should be read in conjunction with the audited consolidated financial statements of the Trust as at and for the year ended December 31, 2005, the unaudited interim consolidated financial statements of Mustang as at and for the period ended July 6, 2005 and the unaudited interim consolidated financial statements of Forte as at and for the six months ended June 30, 2005, included elsewhere in this Prospectus and the unaudited schedule of net operating income of the Alberta Clipper assets, Valiant assets and Ember assets for the six months ended June 30, 2005. No adjustment has been made for the results of operations of the Forte assets for the period from June 30 to July 7, as it would not be material to the Pro forma Statement. In the opinion of management, the Pro Forma Statement includes all necessary adjustments for the fair presentation of the ongoing entity.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Arrangement, Thunder, Mustang and Forte were acquired by Thunder Aquisitionco Ltd., the consideration ultimately received by shareholders being shares in Alberta Clipper, Ember, Valiant, and units or exchangeable shares of the Trust. Thunder was deemed the acquirer of Mustang and Forte, net of the Valiant assets, and consequently the Trust accounted for the acquisitions of Mustang and Forte using the purchase method of accounting. Certain Mustang assets acquired by Thunder were transferred to Alberta Clipper. As the former Thunder shareholder group represented the majority of the voting control of Alberta Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder to Alberta Clipper and Ember were accounted for at Thunder's net book value; the transfer of the Mustang assets to Alberta Clipper was at fair value, being Thunder's acquisition cost.

The net book value of oil and natural gas properties of Thunder transferred to Alberta Clipper and Ember was the net book value for undeveloped properties apportioned based on the relative reserve values of the proved and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers. The revenue, royalties and operating expenses related to the Alberta Clipper assets, Ember assets and Valiant assets have been deducted from the unaudited pro forma consolidated statement of net income (loss) of the Trust for the year ended December 31, 2005 and related adjustments have been made to depletion, depreciation and accretion, general and administrative expenses, stock-based compensation, interest and income taxes as follows:

a) Revenue, royalty and operating expense in the consolidated statement of net income (loss) have been adjusted to take into account the operating results of the properties transferred to Alberta Clipper, Valiant and Ember.

b) To conform to the Trust's accounting policies, general and administrative expenses have been decreased by $250,000 related to capitalized general and administrative costs for Mustang activities, as Mustang did not capitalize such costs.

c) Interest expense has increased by $178,000 due to an increase of $378,000 to reflect the adjustment to interest expense related to the increased debt assumed by the Trust, net of a reduction of $200,000 to allocate interest expense related to debt assumed by Alberta Clipper and Ember.

d) Depletion has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to the Trust based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers after adjustments for the transactions described above and to reflect the purchase price adjustments recorded in the Trust's accounts related to Mustang and Forte. Depreciation has been adjusted to conform to the Trust's policy of depreciating tangible oil and gas assets on a straight-line basis over 15 years. Accretion expense has been measured and

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME (LOSS)

For the year ended December 31, 2005

adjusted based on assumptions and terms consistent with those used by the Trust. As a result of the above noted calculations and after accounting for the allocation of property and equipment and asset retirement obligations to Alberta Clipper, Ember and Valiant, depletion, depreciation and accretion expense has increased by $23.2 million.

e) The stock-based compensation of $8.6 million related to options, which vested upon acquisition, was recognized in the Trust's accounts along with the unit-based compensation expense related to the Trust Unit Incentive Plans.

f) Capital taxes have increased by $125,000, an increase of $315,000 to reflect the increased size of the Trust, net of $190,000 to remove the Mustang and Forte expenses.

g) Future tax recovery has increased by $19.9 million to account for the tax effect on the taxable income allocated to Alberta Clipper, Valiant and Ember as well as pro forma adjustments in the statement of net income (loss). In addition, the recovery includes the tax effect of an additional six months of distributions (January – June 2005) assumed to be at the rate of distributions for the July – December 2005 period, as the Trust is only taxable on income not distributed to unitholders.

h) The net income (loss) per Trust unit has been based on the actual number of Trust units and exchangeable shares issued under the Arrangement and assumed to be outstanding for the period.

CERTIFICATE OF THE TRUST

Dated: March 30, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

THUNDER ENERGY TRUST,
by its administrator, THUNDER ENERGY INC.

(signed) "Stuart Keck"
President and
Chief Executive Officer

(signed) "Brent Kirkby"
Vice-President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(signed) "James M. Pasieka"
Director

(signed) "Colin D. Boyer"
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 30, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

GMP SECURITIES L.P.

(signed) "Christopher T. Graham"

FIRSTENERGY CAPITAL CORP.

(signed) "M. Scott Bratt"

CANACCORD CAPITAL CORPORATION

(signed) "Timothy J. Hart"

CIBC WORLD MARKETS INC.

(signed) "T. Timothy Kitchen"

BMO NESBITT BURNS INC.

(signed) "Kevin A. Everingham"

SCOTIA CAPITAL INC.

(signed) "Steven Kroeker"

FILE No. 82-34951


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Advises Correction for its 2005 Annual Report

Calgary, Alberta. March 30, 2006 - Thunder Energy Trust (TSX: THY.UN) today announced a correction to its 2005 Annual Report dated March 10, 2006. On page one of the Annual Report, behind pipe volumes should read 1,200 boe/d. An incorrect reference to 12,000 boe/d of behind pipe volumes was made.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements that the Trust is currently on target to meet its 2006 guidance of 10,500 boe/d, and will spend approximately $65 million in capital expenditures.

Although the Trust believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors and risk. These include, but are not limited to the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures.

The forward-looking statements contained in this press release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means barrel oil equivalent per day.

In this press release: (i) mmboe means million boe; (ii) boe/d or boepd means boe per day; (iii) bbls/d means barrels per day; (iv) mcf means thousand cubic feet; (v) mmcf means million cubic feet; (vi) mcf/d or mcfd means thousand cubic feet per day; and (vii) mmcf/d or mmcfd means million cubic feet per day.

FILE No. 82-3495


THUNDER
ENERGY
TRUST

PRESS RELEASE

April 5, 2006 - THUNDER CLOSES FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Thunder Energy Trust ("Thunder") (TSX:THY.UN) is pleased to announce that it has completed its previously announced bought deal financing. Pursuant to the financing, Thunder issued $75,000,000 worth of 7.25% convertible unsecured subordinated debentures (the "Debentures") with a conversion price of $11.70 per Trust Unit and a maturity date of April 30, 2011. The TSX trading symbol of the Debentures is THY.DB.

The financing was conducted by a syndicate of underwriters co-lead by GMP Securities L.P. and FirstEnergy Capital Corp. and including CIBC World Markets Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Scotia Capital Inc.

For further information please contact:

Thunder Energy Trust
Stuart Keck
President and C.E.O.
Telephone: (403) 294-1635

Brent Kirkby
Vice President, Finance and C.F.O.
Telephone: (403) 294-1635

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

FILE No. 82-34957

TRUST INDENTURE

DATED AS OF THE 5th DAY OF APRIL, 2006

AMONG

THUNDER ENERGY TRUST

AND

THUNDER ENERGY INC.

AND

OLYMPIA TRUST COMPANY

PROVIDING FOR THE ISSUE OF DEBENTURES

TABLE OF CONTENTS

Page

THIS TRUST INDENTURE made as of the 5th day of April, 2006

AMONG:

THUNDER ENERGY TRUST, an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the **"Trust")**

- and -

THUNDER ENERGY INC., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**TEI**" or the "**Corporation**")

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta having an office in the City of Calgary, in the Province of Alberta (hereinafter called the **"Debenture Trustee")**

WITNESSES THAT:

WHEREAS the Trust deems it necessary for its investment purposes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

AND WHEREAS the Trust, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS TEI is duly authorized to sign instruments on behalf of the Trust;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Trust shall have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Trust in accordance with the laws relating to the Trust;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and TEI and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a) **"1933 Act"** means the United States Securities Act of 1933, as amended;

(b) "**this Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(c) "**Additional Debentures**" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(d) "**Applicable Securities Legislation**" means applicable securities laws in each of the Provinces of Canada;

(e) "**Beneficial Holder**" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(f) "**Business Day**" means any day other than a Saturday, Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

(g) "**Change of Control**" means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding Trust Units or securities convertible into or carrying the right to acquire Trust Units;

(h) "**Conversion Price**" means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(i) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Trust and acceptable to the Debenture Trustee;

(j) "**Current Market Price**" means in respect of a Trust Unit the weighted average price per unit for Trust Units for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Trust Units are not listed thereon, on such stock exchange on which the Trust Units are listed as may be selected for such purpose by the trustee and approved by the Debenture Trustee, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Trust Units so sold;

(k) "**Debenture Liabilities**" has the meaning attributed thereto in Section 5.1;

(l) "**Debentureholders**" or "**holders**" means the persons for the time being entered in the register for Debentures as registered holders of Debentures;

(m) "**Debentures**" means the debentures, notes or other evidence of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(n) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Trust pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series;

(o) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time a Depository effects book-entry for a Global Debenture deposited with the Depository;

(p) "**Event of Default**" has the meaning ascribed thereto in Section 8.1;

(q) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 13.12;

(r) "**Freely Tradeable**" means, in respect of trust units of capital of any class of any trust or shares of capital of any class of any corporation, trust units or shares, as the case may be, which: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation in circumstances where such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person;

(s) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(t) "**generally accepted accounting principles**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(u) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(v) "**Government Obligations**" means securities issued or guaranteed by the Government of Canada or any province thereof;

(w) "**Initial Debentures**" means the Debentures designated as "7.25% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(x) "**Interest Obligation**" means the obligation of the Trust to pay interest on the Debentures pursuant to the terms hereof and thereof, as and when the same becomes due;

(y) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an installment of interest on such Debenture shall become due and payable;

(z) "**Legended Debentures**" means Debentures bearing the legend provided for in Section 2.14;

(aa) "**Maturity Account**" means an account or accounts required to be established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(bb) "**Maturity Date**" means the maturity date of the Debentures, which shall be April 30, 2011 in the case of the Initial Debentures;

(cc) **"Maturity Notice"** has the meaning attributed thereto in Section 2.4(f);

(dd) "**Offering**" means the public offering by short form prospectus dated March 30, 2006 of $75,000,000 in aggregate principal amount of Initial Debentures;

(ee) **"Officer's Certificate"** means a certificate of the Trust signed by any one authorized officer or director of TEI, on behalf of the Trust, in his or her capacity as an officer or director of TEI, as the case may be, and not in his or her personal capacity;

(ff) **"Periodic Offering"** means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof, the redemption provisions, if any, and the conversion terms, if any, with respect thereto, are to be determined by the Trust upon the issuance of such Debentures from time to time;

(gg) **"person"** includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(hh) "**Redemption Date**" has the meaning attributed thereto in Section 4.3;

(ii) "**Redemption Notice**" has the meaning attributed thereto in Section 4.3;

(jj) "**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Trust Units as provided for in Section 4.6;

(kk) "**Regulation S**" means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(ll) **"Senior Creditor"** means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(mm) "**Senior Indebtedness**" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Trust (other than the Debentures), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed in connection with (A) the acquisition or operation by the Trust of any businesses, properties or other assets, (B) moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), (C) any payment obligation under any hedging, swap or other derivative agreement or (D) the acquisition or operation of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Trust for payment of which the Trust is responsible or liable, whether absolutely or contingently;

(ii) all indebtedness, liabilities and obligation incurred, assumed or guaranteed in connection with any and all credit facilities currently existing or hereafter entered into between the Trust or any Subsidiary of the Trust and any financial institution or other lender including, without limitation, the agreement dated as July 7, 2005 between the Corporation, Bank of Montreal as agent for the lenders and Bank of Montreal, Canadian Imperial Bank of Commerce and Alberta Treasury Branch, as lenders, as such agreement may be further amended, amended and restated, modified, replaced or supplemented from time to time; and

(iii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are pari passu or subordinate in right of payment to the Debentures, which for greater certainty includes the Initial Debentures;

(nn) "**Senior Security**" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(oo) "**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended;

(pp) **"Time of Expiry"** means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(qq) **"Total Market Capitalization"** means the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Trust Units (including Trust Units represented by Subscription Receipts) by the Current Market Price of such Trust Units on the relevant date;

(rr) **"trading day"** means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(ss) **"Trust"** means Thunder Energy Trust and includes any successor to or of the Trust which shall have complied with the provisions of Article 11;

(tt) **"Trust Units"** means trust units in the Trust, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Trust Units" shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(uu) **"Trust Unit Bid Request"** means a request for bids to purchase Trust Units (to be issued by the Trust on the Trust Unit Delivery Date) made by the Debenture Trustee in accordance with the Trust Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation;

(vv) **"Trust Unit Delivery Date"** means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Trust Units are issued by the Trust and delivered to the Debenture Trustee for sale pursuant to Trust Unit Purchase Agreements;

(ww) **"Trust Unit Interest Payment Election"** means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Trust Unit Interest Payment Election Notice;

(xx) **"Trust Unit Interest Payment Election Amount"** means the sum of the amount of the aggregate proceeds resulting or to result, as the case may be, from the sale of Trust Units on the Trust Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Trust Unit Bid Requests, together with any amount paid by the Trust in respect of fractional Trust Units pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice was delivered;

(yy) **"Trust Unit Interest Payment Election Notice"** means a written notice made by the Trust to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Trust Unit Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Trust Units and the conditions of such bids, which may include the minimum number of Trust Units, minimum price per Trust Unit, timing for closing for bids and such other matters as the Trust may specify; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Trust only those bids which comply with such notice;

(zz) "**Trust Unit Proceeds Investment**" has the meaning attributed thereto in Section 10.1(h);

(aaa) **"Trust Unit Purchase Agreement"** means an agreement in customary form among the Trust, the Debenture Trustee and the persons making acceptable bids pursuant to a Trust Unit Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed;

(bbb) "**trustee**" means the trustee of the Trust for the time being and reference to action "by the trustee" means action by the trustee of the Trust;

(ccc) **"Trust's Auditors"** or **"Auditors of the Trust"** means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(ddd) **"Unit Redemption Right"** has the meaning attributed thereto in Section 4.6(a);

(eee) **"Unit Repayment Right"** has the meaning attributed thereto in Section 4.10(a);

(fff) **"United States"** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(ggg) **"Written Direction of the Trust"** means an instrument in writing signed by any one officer or trustee of the Trust.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Trust Units, as the case may be, or until the payment thereof shall have been set aside under Section 9.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Trust shall be disregarded except that:

  (i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

  (ii) Debentures so owned which have been pledged in good faith other than to the Trust shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or a Subsidiary of the Trust.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the trustee and (to the extent provided in Sections 8.11 and 17.2) the holders of Trust Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee or a party to whom the trustee has delegated the authority to perform such act.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of TEI, on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of TEI, on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of TEI, on behalf of the Trust (as set forth in a resolution of the directors of TEI, on behalf of the Trust, or to the extent established pursuant to, rather than set forth in, a resolution of the directors of TEI, on behalf of the Trust, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the trustee executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the **"Initial Debentures")** authorized for issue immediately is limited to an aggregate principal amount of $75,000,000 and shall be designated as "7.25% Convertible Unsecured Subordinated Debentures".

(b) The Initial Debentures shall be dated April 5, 2006, and shall bear interest from such date at the rate of 7.25% per annum, payable in equal semi-annual payments on April 30 and October 31 in each year, the first such payment to fall due, subject as hereinafter provided, on October 31, 2006

and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures), subject as hereinafter provided, to fall due on April 30, 2011, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from April 5, 2006 to, and including, October 31, 2006, which will be equal to $41.71 for each $1,000 principal amount of the Initial Debentures. The Initial Debentures will mature on the Maturity Date, being April 30, 2011.

(c) The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable on or before April 30, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to April 30, 2009 and on or prior to April 30, 2010, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest. After April 30, 2010, the Initial Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Trust on notice as provided for in Section 4.3 hereof at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule B. In connection with the redemption of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

(d) The Initial Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e) Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of the Maturity Date and the last Business Day immediately preceding the date specified by the Trust for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of an Initial Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $11.70 such that approximately 85.47 Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(f) On maturity of the Initial Debentures, the Trust may, at its option and upon and subject to the terms of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity by issuing and delivering to such holders of Initial Debentures Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "**Maturity Notice**") to the holders of the Initial Debentures in the form of Schedule C and provide the necessary details. Interest accrued and unpaid on the Debentures on the maturity date will be paid to holders of Debentures in cash.

(g) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, amended as necessary to reflect that any Initial Debentures issued or sold in the United States are Fully Registered Debentures, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of TEI (on behalf of the Trust) executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of TEI, on behalf of the Trust or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

Any Initial Debentures issued or sold in the United States shall be issued as Fully Registered Debentures bearing the legends required hereunder. All other Initial Debentures shall be issued as a Global Debenture and the Global Debenture will be registered in the name of the Depositary, which, as of the date hereof, shall be The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder of Debentures represented by a Global Debentures will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(h) Upon and subject to the terms and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Trust Units to the Debenture Trustee.

(i) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(i), the Trust shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "**Change of Control Notice**")

together with an offer in writing (the "**Offer**") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "**Offer Price**") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the **"Total Offer Price**").

(ii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the **"90% Redemption Right**").

(iii) Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Trust has exercised the 90% Redemption Right and is redeeming all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B) each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv) The Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be

irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Trust's purchase or redemption.

(v) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Trust has elected to redeem in accordance with this Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

(viii) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Subject to Section 7.8, the Trust may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Trust referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Trust and procedures. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Trust requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Trust may be delivered by the Trust to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Trust or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust;

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Trust or pursuant to such procedures; and

(iv) if provided for in such procedures, such Written Direction of the Trust may authorize certification and delivery pursuant to oral or electronic instructions from the Trust which oral or electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officer's Certificate certifying that the Trust is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) The Trust may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Trust in the Written Direction of the Trust delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Trust shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of TEI, on behalf of the Trust, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Trust may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Trust may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as TEI, on behalf of the Trust, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in

a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Trust and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date.

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of the Trust. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Trust.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Trust will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., Calgary Time on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Trust will deliver to the Debenture Trustee an electronic transfer of funds or a cheque for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (less any tax required by law to be deducted), provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.13 post-dated to the applicable Maturity

Date. The Debenture Trustee, on behalf of the Trust, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Trust and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14 U.S. Legend on the Debentures

(a) Neither the Debentures nor the Trust Units issuable upon conversion thereof have been or will be registered under the 1933 Act. All Debentures issued and sold in the United States, as well as all securities (including Trust Units) issuable upon conversion thereof, or in exchange therefor or in substitution thereof, shall bear the following legend (the "**U.S. Legend**"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THUNDER ENERGY TRUST (THE "**TRUST**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER IT HAS FURNISHED TO THE TRUST AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE TRUST TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM OLYMPIA TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO OLYMPIA TRUST COMPANY AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Debentures are being sold under clause (B) above, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in Schedule E hereto (or as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144A, the U.S. Legend

may be removed by delivery to the Debenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of Counsel without further inquiry.

(b) Prior to the issuance of the Debentures, the Trust shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or specified in a resolution of the directors of TEI, on behalf of the Trust, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture) the Trust, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of its receipt of funds prior to being required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Trust will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall, reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic transfer of funds or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Trust and the Depository otherwise agree. None of the Trust, the Debenture Trustee or any agent of the

Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.16 Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of more than 49% of the Trust Units on a fully diluted basis, whether by way of conversion of Debentures to Trust Units, repayment of Debentures by issuance of Trust Units, or otherwise, and TEI has informed the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture Trustee may, upon receipt of written direction of the Trust, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 40% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trust determines that a majority of the Trust Units, on a fully diluted basis, are held by non-residents, the Trust shall send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such manner as the Trust may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Trust with satisfactory evidence that they are not non-residents within such period, the Trust may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Trust shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and

execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Trust shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures except in the following circumstances or as otherwise specified in a resolution of the trustee, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Trust has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depositary Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and

also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v) Global Debentures may be transferred if required by applicable law; or

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i) the Trust and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book-entry transfers among the Depository Participants; and

(iv) whenever this Trust Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with the *Securities Act* (Alberta) and other applicable securities laws (including national policies or instruments). Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of

such Debenture, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Trust nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Trust, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Trust or by the Debenture Trustee, in writing, furnish the Trust or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in the cities of Calgary and Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Trust with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Trust shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Trust nor the Debenture Trustee nor any registrar shall be required to:

   (i) make transfers, exchanges or conversions of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the seven preceding Business Days;

(ii) make transfers, exchanges or conversions of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the seven preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, the Trust with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary and Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued, and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the

Trust and/or the Debenture Trustee for the same and neither the Trust nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Trust.

(d) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Trust.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability of Article

Subject to regulatory approval, the Trust shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Trust Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

Subject to regulatory approval, the Trust shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Trust Units as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary,

regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the **"Redemption Date"**) in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Trust; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Trust Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication

and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies or Trust Units

Redemption of Debentures shall be provided for by the Trust depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Trust Units, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with an electronic transfer of funds or a cheque post-dated to the Redemption Date for such amounts required under this Section 4.5. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Right to Repay Redemption Price in Trust Units

(a) Subject to the other provisions of this Section 4.6, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units on the Redemption Date (the **"Unit Redemption Right")**.

(b) The Trust shall exercise the Unit Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and to less than 40 days prior to the Redemption Date and shall specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right in such notice.

(c) The Trust's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Redemption Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Trust shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Redemption Right, the Trust shall on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice.

(e) No fractional Trust Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Redemption Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Trust Units issued on due exercise by the Trust of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Redemption Right as provided herein, and shall issue to Debentureholders to whom Trust Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Trust Units as shall be issuable in such event. All Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Trust Units upon exercise of the Unit Redemption Right and shall cause to be listed

and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Trust Units in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Trust Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes

be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture. In the event that any money, or certificates, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Trust, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the Redemption Date, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Trust but prior to six years after the redemption.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Trust

Unless otherwise specifically provided with respect to a particular series of Debentures, the Trust may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of the Trust, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Trust is prepared to accept, the Debentures to be purchased by the Trust shall be selected by the Debenture Trustee on a *pro rata* basis or in such other manner consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture

or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Trust Units

(a) Subject to the other provisions of this Section 4.10, the Trust may, at its option in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the Maturity Date that number of Freely Tradeable Trust Units obtained by dividing the $1,000 principal amount of the Debentures by 95% of the Current Market Price of the Trust Units on the Maturity Date (the "**Unit Repayment Right**").

(b) The Trust shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c) The Trust's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Repayment Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Trust shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Repayment Right, the Trust shall on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e) No fractional Trust Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Maturity Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Trust Units issued on due exercise by the Trust of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Trust Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Trust Units as shall be issuable in such event. All Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Trust Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which

shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Trust Units in accordance with this Section 4.10 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1 Applicability of Article

The indebtedness, liabilities and obligations of the Trust hereunder (except as provided in Section 15.15) and under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Trust Units or other securities similar in nature thereto upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4 (collectively the "**Debenture Liabilities**") shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness of the Trust and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

In the event of any dissolution, winding-up, reorganization, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust:

(a) all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b) any payment or distribution of assets of the Trust, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c) the Senior Creditors or a receiver or a receiver-manager of the Trust or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Trust assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination and postponement pursuant hereto shall not be affected by:

(i) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors or any of them, or the Debentureholders or other Trustee or any of them, to any money or property of the Trust;

(v) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii) the date of giving or failing to give notice to or making demand upon the Trust or TEI; or

(viii) any other matter whatsoever.

5.3 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of all Senior Indebtedness, the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Trust to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Debentureholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Trust, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Trust to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are intended solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Trust or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Trust, its creditors other than the Senior Creditors, and the Debentureholders, the obligation of the Trust, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Trust other than the Senior Creditors, nor shall anything herein or therein prevent the Debenture Trustee or the Debentureholders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights under this Article 5 of the Senior Creditors.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of default with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Trust with

respect to the Debenture Liabilities and neither the Debenture Trustee nor the Debentureholders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts, realization of security or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been, paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Trust to make, or prevent the Trust from making, at any time except as prohibited by, Section 5.2 or 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the Trust, and upon being furnished an Officer's Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Trust and the person or persons named in such Officer's Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor and for such other matters, such as an agreement not to amend the provisions of this Article 5 and the definitions used herein without the consent of such Senior Creditor, as the Senior Creditor may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures contained, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Trust, any Debentureholder or any Senior Creditor.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Trust Units or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Trust Units into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Trust Units shall be adjusted for in the manner provided in Section 6.6.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Trust, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Trust is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Trust to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Trust's offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Trust Units shall surrender such Debenture to the Debenture Trustee at either of its principal offices in the City of Calgary or the City of Toronto together with a conversion notice in the form attached hereto as Schedule D or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article 6. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s), shall be entitled to be entered in the books of the Trust as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Trust Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trust shall deliver to such Debentureholder or,

subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Trust Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "**Date of Conversion**") on which it is so surrendered in accordance with the provisions of this Article 6 and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Trust Units is closed, the person or persons entitled to receive Trust Units shall become the holder or holders of record of such Trust Units as at the date on which such register is next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination of $1,000 or greater may be converted as provided in this Article 6 and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d) Upon a holder of any Debenture exercising his right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee in accordance with Section 6.4(a), the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Trust Units issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Trust Units pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Trust Units.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Trust shall (i) subdivide or redivide the outstanding Trust Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units, or (iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a dividend or distribution (other than the issue of Trust Units to holders of Trust Units who have elected to receive dividends or distributions in the form of Trust Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Trust Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Trust Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of

outstanding Trust Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Trust Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Trust Units by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Trust Units under subsections (b) and (c) of this Section 6.5.

(b) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Trust Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Trust Units (or securities convertible into Trust Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date plus a number of Trust Units equal to the quotient obtained by dividing the aggregate price of the total number of additional Trust Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Trust Unit, and of which the denominator shall be the total number of Trust Units outstanding on such record date plus the total number of additional Trust Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Trust Units (or securities convertible into Trust Units) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof as at a specified date to subscribe for or purchase Trust Units or securities convertible into Trust Units for a period of not more than 45 days after such date), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date multiplied by the Current Market Price per Trust Unit on such record date, less the fair market value (as determined by the directors of TEI, on behalf of the Trust, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Trust Units outstanding on such record date multiplied by such Current Market Price per Trust Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the

Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only such units, rights, options, warrants, evidences of indebtedness or assets actually distributed were included in such fraction, as the case may be. In clause (iv) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of unitholders.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Trust Units or a capital reorganization of the Trust other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Trust with or into any other person or other entity; or a sale or conveyance of the assets of the Trust as an entirety or substantially as an entirety to any other person or other entity or a liquidation, dissolution or winding-up of the Trust, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Trust Units then sought to be acquired by it, the number of trust units, shares or other securities or assets of the Trust or of the person or other entity resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, or to which such sale or conveyance may be made or which holders of Trust Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Trust Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of TEI, on behalf of the Trust, to give effect to or to evidence the provisions of this Section 6.5(d), the Trust, its successor, or such purchasing person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Trust and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Trust, any successor to the Trust or such purchasing person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5 and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or to a liquidation, dissolution or winding-up.

(e) In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Trust may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Trust Units issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Trust shall

deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Trust Units declared in favour of holders of record of Trust Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Trust Units pursuant to Section 6.4(b).

(f) The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Trust Units outstanding, Trust Units owned by or for the benefit of the Trust shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust); such accountants shall have access to all necessary records of the Trust and such determination shall be binding upon the Trust, the Debenture Trustee, and the Debentureholders.

(i) In case the Trust shall take any action affecting the Trust Units other than action described in this Section 6.5, which in the opinion of the directors of TEI, on behalf of the Trust, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of TEI, on behalf of the Trust, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of TEI, on behalf of the Trust, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Trust Units at less than the Current Market Price for such Trust Units on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Trust Units

The Trust shall not be required to issue fractional Trust Units upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Trust Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Trust Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Trust shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price.

6.7 Trust to Reserve Trust Units

The Trust covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Trust Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Trust Units as shall then be issuable upon the conversion of all outstanding Debentures. The Trust covenants with the Debenture Trustee that all Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be delivered in accordance with Section 6.4(a) to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust) and shall be conclusive and binding on all parties in interest. When so approved, the Trust shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Trust Units, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Trust has given notice otherwise than under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Trust covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give written notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than a subdivision, redivision, reduction, combination or consolidation of its Trust Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the

particulars of such event and the record date and the effective date for such event; provided that the Trust shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such written notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Section 15.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Trust to make any cash payment or to issue, transfer or deliver Trust Units, units or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 6.

6.12 U.S. Legend on Trust Units

Each certificate representing Trust Units issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange or in substitution for the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144A under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE TRUST

The Trust hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal and Interest

The Trust will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2 To Pay Debenture Trustee's Remuneration

The Trust will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3 To Give Notice of Default

The Trust shall notify the Debenture Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

7.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Trust will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.5 Keeping of Books

The Trust will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Trust in accordance with generally accepted accounting principles.

7.6 Annual Certificate of Compliance

The Trust shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year or at such other time as may be requested by the Debenture Trustee, an Officers Certificate as to the knowledge of such officer of TEI who executes the Officer's Certificate of the Trust's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-

compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7 No Distributions on Trust Units if Event of Default

The Trust shall not declare or make any distribution to the holders of its issued and outstanding Trust Units after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.8 Limitation on Additional Debentures

The Trust shall not issue additional debentures which are convertible at the option of the holder in to Trust Units **("convertible debentures")** of equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures.

7.9 Performance of Covenants by Debenture Trustee

If the Trust shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Trust or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee in such performance shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Trust of any default hereunder.

ARTICLE 8
DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an **"Event of Default"**:

(a) failure for 10 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) default in the observance or performance of any material covenant or condition of this Indenture by the Trust for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default;

(d) if a decree or order of a court having jurisdiction is entered adjudging the Trust a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Trust, or appointing a receiver of, or of any substantial part of, the property of the Trust or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e) if the Trust institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Trust or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Trust except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g) if, after the date of this Indenture, any proceedings with respect to the Trust are taken with respect to a compromise or arrangement, with respect to creditors of the Trust generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Trust declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Trust shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debentures (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Trust, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Trust on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Trust's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable, unless the context otherwise requires.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the

foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Trust shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted

or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Trust pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Trust or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Trust or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a)(i), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest (if any) due to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Debenture Trustee shall deem sufficient.

8.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by equity.

8.10 Judgment Against the Trust

The Trust covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, trustee or holder of Trust Units of the Trust or of any successor, in each case in such capacity, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Trust herein or in the Debentures contained.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1 Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Trust, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Trust shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b) in respect of monies or Trust Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Trust shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Trust Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Trust Units, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies or Trust Units

Subject to applicable law, any monies or Trust Units, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Trust by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Trust Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Trust Units, if applicable, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the monies or Trust Units, if applicable, from the Trust subject to any limitation period provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after such setting aside, the

Trust shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Trust but prior to six years after such setting aside.

9.4 Discharge

The Debenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof

9.5 Satisfaction

(a) The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Trust Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Trust Units, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Trust Units, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Trust has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Trust has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2 and 4 and the provisions of Article 1 pertaining to Articles 2 and 4) shall no longer be binding upon or applicable to the Trust.

(c) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Trust has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Articles 2 and 4.

ARTICLE 10
TRUST UNIT INTEREST PAYMENT ELECTION

10.1 Trust Unit Interest Payment Election

(a) Provided that the Trust is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Trust Units are then listed), the Trust shall have the right, from time to time, to make a Trust Unit Interest Payment Election in respect of any Interest Obligation by delivering a Trust Unit Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Trust Units are then listed.

(b) Upon receipt of a Trust Unit Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 10 and such Trust Unit Interest Payment Election Notice, deliver Trust Unit Bid Requests to the investment banks, brokers or dealers identified by the Trust, in its absolute discretion, in the Trust Unit Interest Payment Election Notice. In connection with the Trust Unit Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Trust Units from the Trust and process the Trust Units in accordance with the Trust Unit Interest Payment Election Notice; (ii) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Trust in the Trust Unit Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Trust in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Trust Unit Interest Payment Election was made; and (iv) perform any other action necessarily incidental thereto as directed by the Trust in its absolute discretion. The Trust Unit Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Trust Unit Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation on the Trust Unit Delivery Date.

(c) The Trust Unit Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Trust, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Trust Units on the Trust Unit Delivery Date, to withdraw the Trust Unit Interest Payment Election (which shall have the effect of withdrawing each related Trust Unit Bid Request), whereupon the Trust shall be obliged to pay in cash the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice has been delivered.

(d) Any sale of Trust Units pursuant to this Article 10 may be made to one or more persons whose bids are solicited, but all such sales with respect to a particular Trust Unit Interest Payment Election shall take place concurrently on the Trust Unit Delivery Date.

(e) The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Trust elects to satisfy the Interest Obligation pursuant to a Trust Unit Interest Payment Election.

(f) The Debenture Trustee shall inform the Trust promptly following receipt of any bid or bids for Trust Units solicited pursuant to the Trust Unit Bid Requests. The Debenture Trustee shall accept such bid or bids as the Trust, in its absolute discretion, shall direct by Written Direction of the Trust, provided that the aggregate proceeds of all sales of Trust Units resulting from the acceptance of such bids, together with the amount of any cash payment by the Trust in lieu of any fractional Trust Units, on the Trust Unit Delivery Date, must be equal to the related Trust Unit Interest Payment Election Amount in connection with any bids so accepted, and the Trust, the Debenture Trustee (if required by the Trust in its absolute discretion) and the applicable bidders shall, not later than the Trust Unit Delivery Date, enter into Trust Unit Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. The Trust shall pay all fees and expenses in connection with the Trust Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees and expenses of the Debenture Trustee.

(g) Provided that: (i) all conditions specified in each Trust Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Trust Units to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Trust Unit Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Trust Unit Delivery Date, the Trust shall, on the Trust Unit Delivery Date, deliver to the Debenture Trustee the Trust Units to be sold on such date, an amount in cash equal to the value of any fractional Trust Units and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Trust Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Trust Unit Delivery Date by the delivery of the Trust Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Trust Unit Interest Payment Election Amount (less any amount attributable to any fractional Trust Units), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Trust Unit Interest Payment Election Amount will be to receive the same from the Debenture Trustee out of the proceeds of such sales of Trust Units plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Trust in respect of the Interest Obligation.

(h) The Debenture Trustee shall, on the Trust Unit Delivery Date, use the sale proceeds of the Trust Units (together with any cash received from the Trust in lieu of any fractional Trust Units) to purchase, on the direction of the Trust in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the **"Trust Unit Proceeds Investment")** and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "**Interest Account**") for such Debentures. The Debenture Trustee shall hold such Trust Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Trust Unit Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Trust Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no

Event of Default, shall remit amounts, if any, in respect of income earned on the Trust Unit Proceeds Investment or otherwise in excess of the Trust Unit Interest Payment Election Amount to the Trust.

(i) Neither the making of a Trust Unit Payment Election nor the consummation of sales of Trust Units on a Trust Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Trust Units in satisfaction of such Interest Obligation.

(j) No fractional Trust Units will be issued in satisfaction of interest but in lieu thereof the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 11
SUCCESSORS

11.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "**Successor**") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

  (i) the Successor will have assumed all the covenants and obligations of the Trust under this Indenture in respect of the Debentures;

  (ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

  (iii) in the case of an entity organized otherwise than under the laws of the Province of Alberta, shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Trust (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Indenture with the same effect as though the Successor had been named as the Trust herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Trust shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Trust delivering to the Debenture Trustee an opinion of Counsel to the effect that the conditions of Section 11.1 will have been duly observed and performed on completion of the transaction and that the transaction shall not result in any material adverse tax consequences to the Trust or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Alberta), as amended;

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) "**offer to acquire**" includes an acceptance of an offer to sell;

(e) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) "**Offeror's Notice**" means the notice described in Section 12.3; and

(g) "**Offeror's Debentures**" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person acting jointly or in concert with the Offeror.

12.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 12.3 and 12.5;

the Offeror shall be entitled to acquire, and the Dissenting Debentureholders shall be required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

12.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.3, the Debenture Trustee, if the Offeror has complied with Section 12.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12; and

(c) send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

    (i) his or her Debentures have been transferred to the Offeror;

    (ii) the Debenture Trustee or some other person designated in such notice is holding in trust the consideration for such Debentures; and

    (iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof,

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

12.8 Communication of Offer to Trust

An Offeror may not make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1 Right to Convene Meeting

The Debenture Trustee or the Trust may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Trust or a written request signed by the holders of not less than

25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding or indemnity, to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

13.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting;

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the "**especially affected series**") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "**Serial Meeting**"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Trust for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof,

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or any of Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

13.4 Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the

original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

13.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Trust (in case it convenes the meeting) or the Debenture Trustee (in any other case)

for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Trust or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themTEIves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10 Persons Entitled to Attend Meetings

The Trust and the Debenture Trustee, by their respective officers and directors, the Auditors of the Trust and the legal advisers of the Trust, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Trust, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Trust and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until the new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of the Trust or of any other person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(1); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 days nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an

Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

13.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

14.1 Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: 400, 321 – 6th Avenue S.W., Calgary, Alberta, T2P 3H3, Attention: President, and a copy delivered to Heenan Blaikie LLP, 1200, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8, Attention: Jim Pasieka, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

14.2 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, AB T2G 0P6, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Debenture Trustee may from time to time notify the Trust in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Debenture Trustee for all purposes of this Indenture.

14.3 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee, or the Trust, as applicable, would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Sections 14.1 or 14.2, as applicable,

such notice shall be valid and effective only if delivered at the appropriate address in accordance with Sections 14.1 or 14.2, as applicable.

14.4 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1 No Conflict of Interest

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and

with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Trust, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Trust's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Trust, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place, provided the Debenture Trustee has received all payments owing to it hereunder. Should any deed, conveyance or instrument in writing from the Trust be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Trust.

15.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

15.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Trust shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 15.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a certificate made by any one officer or director of TEI, on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the ease of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Trust, whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employer of the Trust it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such

non-compliance. The Trust shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

15.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer's Certificate.

15.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Trust, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Trust.

15.8 Debenture Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

15.9 Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the written direction of the Trust given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of

the Trust, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Trust all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12 Debenture Trustee Not Bound to Act on Trust's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the trustee until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

15.13 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

15.14 Authority to Carry on Business

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15 Compensation and Indemnity

(a) The Trust shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Trust and TEI hereby jointly and severally indemnify and save harmless the Debenture Trustee and its directors, officers, employees and agents from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or fraud of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate Counsel and the Trust and TEI shall pay the reasonable fees and expenses of such Counsel. The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture; and

(c) The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence, wilful misconduct or fraud or breach of the Debenture Trustee's duties hereunder.

15.16 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

Subject to any necessary approval from the Toronto Stock Exchange, from time to time the Debenture Trustee and, when authorized by a resolution of the directors of TEI, on behalf of the Trust, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Trust herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Trust and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Trust and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting

any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Trust providing for the issue of Debentures, provided that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2 Contracts of the Trust

The parties hereby acknowledge that in addition to entering into this Indenture on its own behalf, TEI is entering into this Indenture on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon TEI, the trustee of the Trust or any of the registered or beneficial unitholders of the Trust, or any annuitant under a plan of which a unitholder of the Trust acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons. Any recourse against the Trust or any of the aforementioned persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the trust indenture by which the Trust is established made as of June 30, 2005, as amended from time to time.

17.3 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of April 5, 2006 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

THUNDER ENERGY TRUST, by its administrator, Thunder Energy Ltd.

(signed) "Brent Kirkby"

By: ______________________________

Name:

Title:

THUNDER ENERGY INC.

(signed) "Brent Kirkby"

By: ______________________________

Name:

Title:

OLYMPIA TRUST COMPANY

(signed) "Sangita Prasad"

By: ______________________________

Name:

Title:

(signed) "Rachelle Hawk"

By: ______________________________

Name:

Title:

SCHEDULE "A"

TO THE TRUST INDENTURE AMONG

THUNDER ENERGY TRUST,

THUNDER ENERGY INC. AND

OLYMPIA TRUST COMPANY

DATED APRIL 5, 2006

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to Thunder Energy Trust or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

CUSIP/ISIN: •/•

No.●

THUNDER ENERGY TRUST
(A trust governed by the laws of Alberta)

7.25% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE DUE APRIL 30, 2011

THUNDER ENERGY TRUST (the **"Trust"**) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Indenture**") dated as of April 5, 2006 among the Trust, Thunder Energy Inc. and Olympia Trust Company (the "**Debenture Trustee**"), promises to pay to the registered holder hereof on April 30, 2011 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Seventy Five Million Dollars ($75,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.25% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on April 30 and October 31 in each year commencing on October 31, 2006 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from April 5, 2006 to, and including October 31, 2006, which will be equal to $• for each $1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate

principal amount of $75,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination of $1,000 or greater, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $11.70 (the "**Conversion Price**") per Trust Unit, being a conversion rate of approximately 85.47 Trust Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before April 30, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After April 30, 2009 and on or prior to April 30, 2010, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After April 30, 2010 and prior to the Maturity Date, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the redemption date determined in the manner set forth in the Indenture.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "**Offer**"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debenture on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the *Securities Act* (Alberta), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the offeror, associates or affiliates of the offeror or anyone acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Trust Units obtained by dividing the principal amount of this Initial Debenture by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date determined in the manner set forth in the Indenture.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture, as the case may be.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units and officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meanings ascribed thereto in the Indenture.

IN WITNESS WHEREOF THUNDER ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 5th day of April, 2006.

THUNDER ENERGY TRUST, by its administrator,
Thunder Energy Inc.

By: ______________________________

Name:
Title:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 7.25% Convertible Unsecured Subordinated Debentures due April 30, 2011 referred to in the Indenture within mentioned.

OLYMPIA TRUST COMPANY

By: ___________________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $____________ principal amount hereof*) of THUNDER ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

______________________________	______________________________
Authorized Officer	Signature of transferring registered holder

____
Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

THUNDER ENERGY TRUST

7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE APRIL 30, 2011

Initial Principal Amount: $75,000,000 CUSIP/ISIN: •/•

Authorization: ______________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE TRUST INDENTURE AMONG

THUNDER ENERGY TRUST,

THUNDER ENERGY INC. AND

OLYMPIA TRUST COMPANY

DATED APRIL 5, 2006

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

THUNDER ENERGY TRUST
7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
REDEMPTION NOTICE

To: Holders of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of Thunder Energy Trust (the "Trust")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "**Indenture**") dated as of April 5, 2006 among the Trust, Thunder Energy Inc. and Olympia Trust Company (the "**Debenture Trustee"**), that the aggregate principal amount of $● of the $● of Debentures outstanding will be redeemed as of ● (the **"Redemption Date"**), upon payment of a redemption amount of $● for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $● (the "**Redemption Price**"), and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Olympia Trust Company
2300, 125 — 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $● of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, the Trust shall, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Redemption Date, of certificates representing the Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Trust Units, cash representing the balance of the Redemption Price.]

DATED:

THUNDER ENERGY TRUST, by its administrator, **Thunder Energy Inc.**

By: ____________________________________

Name:
Title:

SCHEDULE "C"

TO THE TRUST INDENTURE AMONG

THUNDER ENERGY TRUST,

THUNDER ENERGY INC. AND

OLYMPIA TRUST COMPANY

DATED APRIL 5, 2006

FORM OF MATURITY NOTICE

SCHEDULE "C"
Form of Maturity Notice

THUNDER ENERGY TRUST

7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of Thunder Energy Trust (the "Trust")

Note: All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "**Indenture**") dated as of April 5, 2006 among the Trust, Thunder Energy Inc. and Olympia Trust Company, as trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of April 30, 2011 (the "**Maturity Date**") and the Trust elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date (or $● principal amount thereof) by issuing and delivering to the holders that number of Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, the Trust shall, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders upon presentation and surrender of the Debentures for payment on the Maturity Date, of certificates representing the Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

THUNDER ENERGY TRUST, by its administrator, **Thunder Energy Inc.**

By: ____________________________
Name:
Title:

SCHEDULE "D"

TO THE TRUST INDENTURE AMONG

THUNDER ENERGY TRUST,

THUNDER ENERGY INC. AND

OLYMPIA TRUST COMPANY

DATED APRIL 5, 2006

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"
Form of Notice of Conversion

CONVERSION NOTICE

TO: THUNDER ENERGY TRUST

Note: All capitalized terms used herein have the meanings ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 7.25% Convertible Unsecured Subordinated Debentures bearing Certificate No. ● irrevocably elects to convert such Debentures (or $● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Thunder Energy Trust issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ______________________ ______________________________
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ______________________________

____
(Address)

____
(City, Province and Postal Code)

Name of guarantor: ______________________

Authorized signature: ______________________

SCHEDULE "E"

TO THE TRUST INDENTURE AMONG

THUNDER ENERGY TRUST,

THUNDER ENERGY INC. AND

OLYMPIA TRUST COMPANY

DATED APRIL 5, 2006

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Olympia Trust Company, as trustee and registrar of the 7.25% Convertible Unsecured Subordinated Debentures and Trust Units of Thunder Energy Trust

The undersigned (a) acknowledges that the sale of the securities of Thunder Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the selller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ By: ____

Name: ____

Title: ____

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, April 11, 2006 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on May 15, 2006, in respect of April production, for unit holders of record on April 24, 2006. The ex distribution date is April 20, 2006.

Thunder Energy Trust is a new oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta April 13, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.10126 to 1.11724. This increase will be effective on April 17, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.



THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder updates Hedging Program and announces participation in CIBC Investor Conference and Audiocast on April 19, 2006

CALGARY, ALBERTA - April 17, 2006 - Thunder Energy Trust (TSX:THY.UN) is pleased to announce it has completed additional crude oil hedges. The trust has entered into costless collar arrangements with WTI Nymex pricing for 800 bbl/d in Q4/06 with a floor of US$65.00 per bbl and a ceiling of US$80.70 per bbl and 800bb/d for Q1/07 with a floor of US$65.00 per bbl and a ceiling of US$80.00 per bbl. The following table summarizes all of Thunder's current outstanding hedges:

Gas Contract	Volume gj/d	Pricing Point	Strike Price per gj	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contract	Volume bbl/d	Pricing Point	Strike Price per bbl	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$64.40	n/a	April 1/06 to June 30/06
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Thunder uses a hedging strategy to mitigate the effects of changes in commodity prices. This strategy is not used to speculate on future prices, but to help stabilize cash flow, thereby protecting the near term capital expenditure budget and cash distributions to unitholders. The strategy calls for the trust to hedge up to 50% of its total production and allows for the use of various hedging techniques including costless collars and net puts with no ceiling.

Thunder is also pleased to announce its participation in the CIBC World Markets 9th Annual Energy Trust Conference in Toronto, on April 19, 2006. The presentation is scheduled for 2:10pm EDT, and an audiocast can be accessed via the link on our website at http://www.thunderenergy.com/webcasts.php or via the following link on the day of the conference: http://conferences.cibcwm.com/energytrust06/.

Thunder Energy Trust is a new oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Email: thunder@thunderenergy.com
Facsimile: 403 232-1317 www.thunderenergy.com

FILE No. 82-34957

THUNDER ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF THUNDER ENERGY INC.

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Thunder Energy Inc. (the "Administrator") has the right to instruct Olympia Trust Company (the "Trustee") in respect of the exercise of the votes attaching to the Exchangeable Shares held by the Holder at the annual general meeting of the unitholders of Thunder Energy Trust (the "Trust") to be held in the McMurray Room of The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Monday, May 15, 2006, at 3:00 p.m. (Calgary time) (the "Meeting"). In Section 1 below, the Holder must indicate how the Exchangeable Shares are to be voted. In Section 2, the Holder must indicate who is to vote the Exchangeable Shares.

SECTION 1 – HOW THE EXCHANGEABLE SHARES ARE TO BE VOTED

The Holder hereby directs that the Exchangeable Shares held by the Holder be voted as follows (**IF NO DIRECTION IS MADE, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED**):

1. TO VOTE FOR ____ or AGAINST ____ fixing the number of directors of the Administrator to be elected at eight (8);

2. TO VOTE FOR ____ or WITHHOLD FROM VOTING FOR ____ the election as directors of the Administrator the nominees proposed in the Management Information Circular dated April 10, 2006 accompanying this voting direction; and

3. TO VOTE FOR ____ or WITHHOLD FROM VOTING FOR ____ the appointment of Ernst & Young LLP as auditors of the Trust and the granting of the authority to the directors of the Administrator to fix their remuneration.

SECTION 2 – WHO IS TO VOTE THE EXCHANGEABLE SHARES

The Holder hereby directs the Trustee to (**SELECT ONE**):

____ vote the Exchangeable Shares as indicated in Section 1; or

____ appoint Stuart J. Keck of Calgary, Alberta, or failing him, Brent T. Kirkby of Calgary, Alberta, as proxyholder, with power of substitution, and authorizes them to vote the Exchangeable Shares as indicated above and grants them discretionary authority as to any other matters that may properly come before the Meeting; or

____ appoint ________________________________ as proxyholder, with power of substitution, and authorizes them to vote the Exchangeable Shares as indicated above and grants them discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED IN SECTION 1.

(THIS VOTING DIRECTION MUST BE COMPLETED AND SIGNED - SEE REVERSE)

DATED THIS _____ DAY OF ______________, 2006.

____
(Signature of Holder)

____
(Name of Holder - Please Print)

Notes:

(1) This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

(2) If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares are entitled will not be exercised.

(3) If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

(4) This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

(5) Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

(6) A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law, a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

FILE NO. 82-34951


THUNDER
ENERGY
TRUST

NOTICE OF THE ANNUAL GENERAL MEETING OF UNITHOLDERS TO BE HELD ON MAY 15, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders of trust units and the special voting unit ("Unitholders") of Thunder Energy Trust (the "Trust") is to be held in the McMurray Room of The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Monday, May 15, 2006, at 3:00 p.m. (Calgary time) and any adjournment or adjournments thereof (the "Meeting") for the following purposes, namely:

1. to fix the board of directors of the administrator of the Trust, Thunder Energy Inc. (the "Administrator"), at eight members;
2. to elect directors for the Administrator for the ensuing year;
3. to appoint auditors for the Trust for the ensuing year; and
4. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Unitholders of record at the close of business on April 10, 2006 (the "Record Date") are entitled to vote at the Meeting. Registered Unitholders may vote in person at the Meeting or they may appoint another person, who does not have to be a Unitholder, as their proxy to attend and vote in their place. Unitholders unable to be present at the Meeting are invited to complete the enclosed form of proxy and return it to the Trust's transfer agent, Olympia Trust Company ("Olympia"), 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting.

Holders of exchangeable shares of the Thunder Energy Inc. ("Exchangeable Shareholders") of record on the Record Date are entitled to vote at the Meeting by either giving Olympia, as the holder of the special voting unit of the Trust, voting instructions or by having Olympia appoint a proxy on their behalf. Exchangeable Shareholders wishing to vote at the Meeting must complete the enclosed form of voting direction and return it to Olympia at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting.

Calgary, Alberta
April 10, 2006

BY ORDER OF THE BOARD OF DIRECTORS OF THUNDER ENERGY INC.

(signed) "Stuart J. Keck"

Stuart J. Keck
President and Chief Executive Officer

File No. 82-34957


THUNDER
ENERGY
TRUST

INFORMATION CIRCULAR AND PROXY STATEMENT FOR THE ANNUAL MEETING OF THE UNITHOLDERS TO BE HELD ON MAY 15, 2006

This information circular and proxy statement ("Circular") is furnished in connection with the solicitation of proxies for use at the annual meeting of the holders of trust units and the special voting unit ("Unitholders") of Thunder Energy Trust (the "Trust") to be held on Monday, May 15, 2006 in the McMurray Room of The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) and any adjournment or adjournments thereof (the "Meeting") for the purposes set forth in the accompanying Notice of Meeting. Information contained in this Circular is given as at April 10, 2006, unless otherwise stated.

RECORD DATE

The record date for the Meeting is April 10, 2006. Only Unitholders of record at the close of business on April 10, 2006 will be entitled to vote at the Meeting.

SECURITIES ENTITLED TO VOTE

The Trust has two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units ("Trust Units") and special voting units ("Special Voting Units"). Each Trust Unit outstanding on the record date is entitled to one vote.

A single Special Voting Unit was issued to Olympia Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's subsidiary, Thunder Energy Inc. (the "Administrator"), in connection with a plan of arrangement completed on July 7, 2005. This Special Voting Unit is entitled to a number of votes equal to the number of Trust Units into which the Exchangeable Shares are exchangeable. The Trust Units and the Special Voting Unit vote together as a single class on all matters. Olympia Trust Company is required to vote the Special Voting Unit in the manner that the holders of Exchangeable Shares instruct and to abstain from voting on the Exchangeable Shares for which it does not receive instructions. The procedures for holders of Exchangeable Shares to instruct Olympia Trust Company in respect of voting at the Meeting are discussed below under the heading "Voting by Holders of Exchangeable Shares".

SOLICITATION OF PROXIES FROM UNITHOLDERS

Management of the Administrator, on behalf of the Trust, is soliciting proxies from Unitholders for the Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Administrator, who will not be specifically remunerated therefor. The cost of solicitation will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXIES BY UNITHOLDERS

Registered Unitholders may vote in person at the Meeting or they may appoint another person, who does not have to be a Unitholder, as their proxy to attend and vote in their place. The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer of the Administrator.

A UNITHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY PROVIDED WITH THIS CIRCULAR. TO EXERCISE THIS RIGHT THE UNITHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, the proxy must be mailed so as to be deposited at the office of the Trust's transfer agent, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting. The instrument appointing a proxy shall be in writing under the hand of the Unitholder or his attorney, or, if such Unitholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Unitholder who has submitted a proxy may revoke it by instrument in writing executed by the Unitholder or his attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either at the office of the Trust's transfer agent, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXY HOLDERS

The Trust Units represented by proxies in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made. **In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of the Circular, management of the Administrator knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

Olympia Trust Company holds one Special Voting Unit. The Special Voting Unit is entitled to that number of votes at the Meeting equal to the number of Trust Units into which Exchangeable Shares are exchangeable, multiplied by the number of votes to which each Trust Unit is entitled (currently one vote).

Each holder of Exchangeable Shares as at the record date is entitled to give Olympia Trust Company voting instructions for a number of votes equal to the number of Trust Units into which that holder's Exchangeable Shares are exchangeable. The procedures for holders of exchangeable shares to instruct Olympia Trust Company about voting at the Meeting are explained in the Voting Direction for Holders of Exchangeable Shares (the "Voting Direction") that has been provided to holders of Exchangeable Shares with this Circular. Olympia Trust Company will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, Olympia Trust Company will not exercise those votes. A holder of Exchangeable Shares may also instruct Olympia Trust Company to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Administrator a proxy to vote those votes.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law, a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Olympia Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of Olympia Trust Company in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Unitholders as a substantial number of the Unitholders do not hold Trust Units in their own name.

Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered

Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Unitholders and requests the Beneficial Unitholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a proxy from ADP cannot use that proxy to vote Trust Units directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of the Administrator as the registered holders of Exchangeable Shares are entitled to instruct Olympia Trust Company as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

OUTSTANDING VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the record date of April 10, 2006, 46,125,299 Trust Units were issued and outstanding. Each Trust Unit outstanding on the record date is entitled to one vote.

As at the record date of April 10, 2006, one Special Voting Unit was issued and outstanding. This Special Voting Unit is entitled to a number of votes equal to the number of Trust Units into which the outstanding Exchangeable Shares are exchangeable as at the date of the Meeting. There were 835,245 Exchangeable Shares outstanding at the record date. As at the record date, each Exchangeable Share was convertible into 1.10126 Trust Units.

To the best of the knowledge of the directors and officers of the Administrator, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Trust carrying more than 10% of the voting rights attached to the Trust Units and the Special Voting Unit.

THE ADMINISTRATOR

The Trust is an open ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to trust indenture dated May 31, 2005 (the "Trust Indenture"). Pursuant to the Trust Indenture and an administration agreement dated May 31, 2005 between Olympia Trust Company and the Administrator, the Administrator has generally been delegated the significant management decisions of the Trust. The Trust owns all of the common shares of the Administrator.

The matters to be considered at the Meeting include the fixing of the number of directors of the Administrator and the election of directors of the Administrator. The Trust will be obligated under the Trust Indenture to vote its securities of the Administrator to give effect to the resolutions of the Unitholders passed at the Meeting.

Because of the role the Administrator in managing the Trust, certain information about the Trust required to be given in this Circular concerning, among other things, executive compensation and corporate governance, has been provided with reference to the Administrator.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

The following are the matters to be acted upon at the Meeting:

Item 1 – Fixing the Number of Directors of the Administrator

The Unitholders will be asked to consider a resolution fixing the number of directors of the Administrator to hold office until the next annual meeting of the Unitholders. Management of the Administrator proposes that the number of directors of the Administrator be set at eight. There are presently nine directors of the Administrator, each of whom retire from office at the Meeting. Mr. J.W. (Jack) Peltier, a current director of the Administrator, has declined to stand for re-election at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of setting the number of directors of the Administrator to be elected at the Meeting at eight.

Item 2 - Election of Directors of the Administrator

The Unitholders will be asked to consider a resolution electing directors of the Administrator to hold office until the next annual meeting of the Unitholders. The following table provides the names and cities of residence of all persons nominated by management of the Administrator for election as directors of the Administrator, the position each currently holds with the Administrator, the principal occupations of such persons for the prior five years and the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each as at April 10, 2006.

Nominees	Position Presently Held	Principal Occupation	Trust Units and Exchangeable Shares Beneficially Owned, Controlled or Directed
Douglas A. Dafoe Calgary, Alberta	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Ember Resources Inc. since July, 2005. President of Thunder Energy Inc. from October, 1995 until July, 2005.	454,887 Trust Units 258,169 Exchangeable Shares
Colin D. Boyer Calgary, Alberta	Director	President, Birchill Resources Partnership, an oil and gas partnership.	277,500 Trust Units 0 Exchangeable Shares
John M. Clark Toronto, Ontario	Director	President of Investments and Technical Management Corp., a private company that invests in public and private companies.	25,000 Trust Units 18,016 Exchangeable Shares

Nominees	Position Presently Held	Principal Occupation	Trust Units and Exchangeable Shares Beneficially Owned, Controlled or Directed
Stuart J. Keck Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Administrator since August, 2005. Prior thereto, commencing in January, 2001, appointed to Centrica Canada Limited/Direct Energy Marketing Limited as Vice-President, Engineering and Geology, Vice-President Mergers and Acquisitions (Upstream Gas) and President of subsidiary companies.	4,109 Trust Units 0 Exchangeable Shares
Thomas J. MacKay Calgary, Alberta	Director	Chairman and Chief Executive Officer of Valiant Energy Inc. since July, 2005. Chairman and Chief Executive Officer of Forte Resources Inc. from June 2001 to July, 2005.	87,326 Trust Units 0 Exchangeable Shares
Patrick Mills Calgary, Alberta	Director	President and Chief Executive Officer of Pegasus Oil & Gas Inc. since December, 2005. From June, 2002 to July, 2005, Vice-President, Engineering and Operations of Mustang Resources Inc. From February, 2001 to April, 2002, Staff Engineer at ARC Resources Ltd.	327,318 Trust Units 0 Exchangeable Shares
James M. Pasieka Calgary, Alberta	Director	Partner with Heenan Blaikie LLP, a national law firm, since October, 2001. From January, 2000 to September, 2001, Vice-President, Corporate Development-Venture Capital with Cavendish Investing Ltd., a private investment company.	33,750 Trust Units 31,250 Exchangeable Shares
Richard A.M. Todd Calgary, Alberta	Director	President and Chief Executive Officer of Todd Properties Inc. From January, 2002, to July, 2005, President and Chief Executive Officer of Mustang Resources Inc. Independent Businessman during 2000 and 2001.	131,537 Trust Units 0 Exchangeable Shares

The Board of Directors of the Administrator (the "Board of Directors" or the "Board") has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. The members of the audit committee are J.W. (Jack) Peltier (chairman), Colin D. Boyer and Patrick Mills. The members of the compensation committee are James M. Pasieka (chairman), Douglas A. Dafoe and Richard A.M. Todd. The members of the reserves committee are Colin D. Boyer (chairman), Thomas J. MacKay and Patrick Mills. The members of the environmental, health and safety committee are Douglas A. Dafoe (chairman), Stuart J. Keck and Thomas J. MacKay.

Each of the directors, except for Mr. Keck and Mr. Clark, has been a director of the Administrator since the date of its amalgamation on July 7, 2005. Mr. Keck was appointed a director of the Administrator on August 8, 2005 and Mr. Clark was appointed a director of the Administrator on January 19, 2006. Upon election, each of the directors of the Administrator holds office until the next annual meeting of the Unitholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Administrator's articles or by-laws.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form for the election of the above-mentioned persons to the board of directors of the Administrator. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominee does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Unitholder has specified in his proxy that his Trust Units are to be withheld from voting on the election of directors.

Item 3 - Appointment of Auditors

Unitholders will be asked to consider a resolution appointing auditors of the Trust to act until the next annual meeting of the Unitholders. Management of the Administrator proposes that the firm of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Trust. Ernst & Young LLP have been the auditors of the Trust since inception and had been the auditors of Thunder Energy Inc., one of the corporations amalgamated to form the Administrator, since May 27, 1998. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of appointing Ernst & Young LLP as auditors of the Trust.

Item 4 – Other Business

The financial statements of the Trust for the financial year ended December 31, 2005 will be put before the Unitholders at the Meeting. The officers of the Administrator will report on recent events of significance to the Trust and on other matters of interest to the Unitholders. The directors and officers of the Administrator are not aware of any matters, other than those indicated above, which may submitted to the Meeting for action. However, if any other matters should properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

RESTRICTED UNIT PLAN

The rules of the Toronto Stock Exchange (the "TSX") require the Trust to provide certain annual disclosure concerning any security based compensation plan that it maintains. The only security based compensation plan maintained by the Trust is its restricted unit plan (the "Restricted Unit Plan"), which is described below. The Trust has also implemented a performance unit plan (the "Performance Unit Plan"), which is described below under the heading "Performance Unit Plan". The Performance Unit Plan is not considered a security based compensation plan under the rules of the TSX as it does not provide for the issuance of any Trust Units by the Trust.

Under the Restricted Unit Plan, the Trust may grant restricted units ("Restricted Units") to certain directors, officers, consultants or employees of the Trust or any of its subsidiaries. The Restricted Units vest over time and, upon vesting, may be redeemed by the holder for cash or Trust Units.

The purpose of the Restricted Unit Plan is to provide incentive bonus compensation to participants, which is calculated based on the grant of Restricted Units and the appreciation in value of the Trust Units (including distributions payable in respect thereof) from the date of grant until the date of redemption, thereby rewarding their efforts in the year of grant and providing additional incentive for their continued efforts in promoting the growth and success of the business of the Trust, as well as assisting the Trust in attracting and retaining senior management personnel and directors.

The number of Restricted Units subject to each grant, the expiration date of each Restricted Unit and other terms and conditions relating to each such Restricted Unit are determined by the Board of Directors of the Administrator. Restricted Units shall, unless otherwise determined by the Board of Directors of the

Administrator, vest and become available for redemption as to 33 ⅓% on each of the first, second and third anniversaries of the date of grant. Under the Restricted Unit Plan, vesting of Restricted Units may be accelerated in certain circumstances, including upon a change of control of the Trust or the Administrator, upon the making of a take-over proposal for the Trust or at the discretion of the Board of Directors of the Administrator. Restricted Units expire on December 31 of the third year following the year of grant. Restricted Units may not be assigned by the holders thereof.

Each Restricted Unit gives the holder the right to receive from the Trust, upon each vesting date with respect to such portion of the Restricted Units which has vested, an amount equal to the fair market value of such Restricted Unit on the redemption date. This amount will equal the value of a Trust Unit, based on the weighted average trading price of the Trust Units on the TSX for the five trading days immediately preceding the redemption date, adjusted to account for the deemed reinvestment of distributions made on the Trust Units between the date of grant and redemption of the Restricted Unit.

At the discretion of the board of directors of the Administrator and subject to the terms and conditions of the Restricted Unit Plan, amounts owing to a holder of Restricted Units may be satisfied: (i) by the issuance from treasury of Trust Units having a fair market value equivalent to the amount owing; (ii) through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such holder, of Trust Units having a fair market value equivalent to the amount owing; or (iii) by the payment to the holder of cash.

Subject to any express resolution passed at any time by the board of directors of the Administrator to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, if the employment of a holder of Restricted Units with the Trust or its subsidiaries is terminated or is alleged to have been terminated for cause, any Restricted Units granted to such holder which have not yet vested at such time shall terminate.

Subject to any express resolution passed at any time by the board of directors of the Administrator to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, in the event of the resignation, retirement or ceasing to act of a holder of Restricted Units or the termination of the employment of the holder for any reason other than for cause, such holder shall have a period of 90 days or until the expiry date of the Restricted Units to redeem any vested Restricted Units and any Restricted Units granted to such holder which have not yet vested shall terminate and become null and void.

Subject to any express resolution passed at any time by the board of directors of the Administrator to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, upon the death or disability of a holder of Restricted Units, any Restricted Units granted to such holder which have not yet vested as at the date of the death or disability shall terminate and become null and void, and any vested Restricted Units as at the date of death or disability shall remain available for redemption by the executor, administrator or personal representative of such holder for a period of one year or until the expiry date of the Restricted Units, and failing such redemption, such vested Restricted Units shall be deemed to have been redeemed.

The number of Trust Units reserved at any time for issuance pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, may not exceed 5% of the aggregate number of Trust Units and Exchangeable Shares issued and outstanding at that time.

Any grant of Restricted Units under the Restricted Unit Plan shall be subject to the following restrictions:

1. the number of Trust Units issued to insiders (as defined in the Restricted Unit Plan), together with Trust Units issued under any other share compensation arrangements of the Trust, within a one-year period, must not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares;

2. the number of Trust Units reserved for issuance to any one person pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, must not exceed 1% of the aggregate issued and outstanding Trust Units and Exchangeable Shares; and

3. the number of Trust Units reserved for issuance to non-management directors of the Administrator pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other share compensation arrangements of the Trust, must not exceed 0.5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares.

Subject to any necessary regulatory approval, the Board of Directors of the Administrator may make amendments to the Restricted Unit Plan in whole or in part, including, without limitation, amendments to extend or restrict eligibility for participation in the Restricted Unit Plan, but may not, without the approval of the Unitholders of the Trust, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury under the Restricted Unit Plan or which may otherwise require Unitholder approval, except for certain adjustments to account for any subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction involving the Trust Units.

On December 8, 2005, the Board of Directors of the Administrator approved certain amendments to the Restricted Unit Plan to provide for an adjustment to the amount to be paid upon the redemption of a Restricted Unit to account for the deemed reinvestment of distributions made on the Trust Units between the date of grant and the date of redemption of the Restricted Unit. Prior to the amendments, the Restricted Unit Plan provided that Trust would pay a cash distribution with respect to each Restricted Unit in the same amount and at the same time as any distribution was paid with respect to the Trust Units. The amendment did not require the approval of the Unitholders.

The following table summarizes, as of April 10, 2006, the number of Restricted Units that have been granted under the Restricted Unit Plan since its inception, the number of Restricted Units outstanding, the number of Trust Units issuable pursuant to outstanding Restricted Units and the number of Restricted Units available for grant.

	Number	Percentage of Currently Outstanding Trust Units and Exchangeable Shares
Restricted Units Outstanding	286,294	0.61%
Trust Units Issuable under Outstanding Restricted Units	293,812	0.63%
Restricted Units remaining available for Grant	2,012,248	4.37%

PERFORMANCE UNIT PLAN

The Trust has implemented the Performance Unit Plan. Under the Performance Unit Plan, the Trust may grant performance units ("Performance Units") to certain directors, officers, consultants or employees of the Trust or any of its subsidiaries.

The purpose of the Performance Unit Plan is to provide a performance based incentive designed to focus management of the Trust on operating and financial performance and total long-term return for the holders of Trust Units. The incentive provided for by Performance Units differs from that provided for by Restricted Units as the benefit received by the holder of a Performance Unit, if any, will be wholly dependent on the Trust's total unitholder return relative to its peers.

Unless otherwise determined by the Board of Directors of the Administrator, each Performance Unit vests three years after the date of grant. Vesting may be accelerated in certain circumstances, including upon a change of control of the Trust or the Administrator, upon the making of a take-over proposal for the Trust or at the discretion of the Board of Directors of the Administrator. Performance Units may not be assigned by the holders thereof.

Upon vesting, each Performance Unit entitles the holder to a number of Trust Units determined by multiplying the "Adjusted Unit Amount" by the "Payout Multiplier". The Adjusted Unit Amount is initially 1.0 at the date of grant of the Performance Unit and is readjusted thereafter to account for the deemed reinvestment of distributions made on the Trust Units between the date of grant and the vesting date of the Performance Unit. The Payout Multiplier is a number arrived at based on the percentile ranking of the Trust's total unitholder return, being the increase in trading price between the date of grant and the vesting date, assuming the reinvestment of distributions, relative to a peer group selected by the Compensation Committee of the Board of Directors. If the Trust's percentile ranking is less than 25, the Payout Multiplier is 0. If the Trust's percentile ranking is greater than 75, the Payout Multiplier is 2. The Payout Multiplier ranges from 0.40 to 1.99 at percentile rankings between 25 and 75. Accordingly, depending on the performance of the Trust, a holder of Performance Units might receive no Trust Units upon vesting or a number of Trust Units equal to up to 2 times the number of Performance Units they hold, adjusted to account for the deemed reinvestment of distributions.

The Trust shall satisfy its obligations to deliver Trust Units to a holder of vested Performance Units by directing a qualified broker to purchase, on behalf of such holder and at the expense of the Trust, the required number of Trust Units through the facilities of the TSX or through private transactions with third parties. No Trust Units are issuable by the Trust from treasury pursuant to the Performance Unit Plan.

If the employment of a holder of Performance Units with the Trust or its subsidiaries is terminated or is alleged to have been terminated for cause, any Performance Units granted to such holder which have not yet vested shall terminate.

In the event of the retirement, resignation as a director of the Administrator, death or disability of a holder of Performance Units, a portion of the holder's Performance Units equal to the number of days remaining until the date that is 3 years from the grant date of such Performance Units, divided by 1095, shall terminate and the balance of the holder's Performance Units shall vest.

As of April 10, 2006, a total of 58,740 Performance Units, vesting on June 30, 2008, had been granted under the Performance Unit Plan.

COMPENSATION OF DIRECTORS

The Chairman of the Board of Directors of the Administrator is paid an annual cash retainer of $20,000. Each director of the Administrator who is the Chairman of any committee of the Board of Directors receives an annual cash retainer of $15,000. Every other director of the Administrator receives an annual cash retainer of $10,000. In addition, each director of the Administrator receives $1,500 for each board or committee meeting that they attend and are reimbursed for all properly incurred expenses.

Each of the directors of the Administrator is eligible to participate in the Restricted Unit Plan of the Trust and has been granted 5,375 Restricted Units, vesting as to one third on each of June 30, 2006, June 30, 2007 and June 30, 2008. While each of the directors is also eligible to participate in the Performance Unit Plan of the Trust, none of the directors have been granted Performance Units to date and no such grants are currently contemplated.

EXECUTIVE COMPENSATION

General

The Trust did not commence active business operations until the completion on July 7, 2005 of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement") involving Thunder Energy Inc. ("Old Thunder"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte"). As part of the Arrangement, the Administrator was formed through the amalgamation of Old Thunder, Mustang and Forte. The Administrator has generally been delegated the significant management decisions of the Trust. The Trust owns all of the common shares of the Administrator.

Applicable securities laws require the Trust to provide disclosure in this section of the Circular of compensation paid to the executive officers of the Administrator and its predecessor, Old Thunder. Disclosure must be provided concerning the Chief Executive Officer, the Chief Financial Officer and each of the next three most highly paid executive officers whose salary and bonus exceeded $150,000 in 2005 (collectively, the "Named Executive Officers").

The Administrator and Old Thunder had two Chief Executive Officers during 2005. Douglas A. Dafoe was President and Chief Executive Officer of Old Thunder and, subsequently, the Administrator from October, 1995 until his resignation on August 8, 2005. Stuart J. Keck was appointed President and Chief Executive Officer of the Administrator on August 8, 2005. The Administrator and Old Thunder had one Chief Financial Officer during 2005, being Brent T. Kirkby. The Administrator and Old Thunder had no other executive officers whose salary and bonus exceeded $150,000 in 2005, except Steven R. Gell, the Vice-President, Production. Accordingly, the Named Executive Officers for the purposes of this section of the Circular are Douglas A. Dafoe, Stuart J. Keck, Brent T. Kirkby and Steve R Gell.

Summary of Compensation of Named Executive Officers

The following table provides a summary of the compensation paid by Old Thunder and the Administrator to the Named Executive Officers during the financial years ended December 31, 2005, 2004 and 2003.

	Annual Compensation				Long-Term Compensation			
					Awards			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[3]	Options Granted[4] (#)	Restricted Units Granted[5] (#)	Performance Units Granted[6] (#)	All Other Compensation[7] ($)
Stuart J. Keck[1] President and Chief Executive Officer	2005	117,433	88,500	19,243	-	30,523	13,081	-
Douglas A. Dafoe[2] President and Chief Executive Officer	2005 2004 2003	156,251 236,250 225,000	- - 100,000	16,613 16,538 15,750	- 200,000 170,000	5,375 - -	- - -	662,500 - -
Brent T. Kirkby Vice President, Finance and Chief Financial Officer	2005 2004 2003	179,548 157,500 150,000	39,000 - 50,000	15,525 11,025 10,500	- 125,000 50,000	14,739 - -	4,913 - -	328,375 - -
Steven R. Gell Vice President, Production	2005 2004 2003	174,545 144,375 137,500	38,000 - 25,000	15,100 10,106 9,625	- 100,000 25,000	14,361 - -	4,787 - -	209,000 - -

Notes:

(1) Stuart J. Keck was appointed President and Chief Financial Officer of the Administrator on August 8, 2005.

(2) Douglas A. Dafoe resigned as President and Chief Financial Officer of the Administrator on August 8, 2005, but remains Chairman of the Board of Directors.

(3) Includes amounts contributed by Old Thunder and the Administrator under the employee stock/unit purchase plan and car allowances, as applicable.

(4) Refers to stock options granted under the stock option plan of Old Thunder. See below under "Stock Option Grants and Exercises".

(5) See above under the heading "Restricted Unit Plan" for a description of the Trust's Restricted Unit Plan.

(6) See above under the heading "Performance Unit Plan" for a description of the Trust's Performance Unit Plan.

(7) Consists of amounts paid in cash by Old Thunder in connection with the Arrangement pursuant to the change of control provisions of the employment contracts of the applicable Named Executive Officers.

Stock Option Grants and Exercises

No stock options were granted to the Named Executive Officers under Old Thunder's stock option plan during 2005. The table below provides information concerning stock options exercised by certain of the Named Executive Officers under Old Thunder's stock option plan during 2005 prior to the completion of the Arrangement. The aggregate value realized shown in the table below is based on the difference between the closing price of the Old Thunder shares on the TSX on the date the stock options were exercised and the exercise price of the stock options, multiplied by the number of Old Thunder shares acquired.

Name	Old Thunder Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Brent T. Kirkby	200,000	1,180,000
Steven R. Gell	174,700	1,187,960

Each outstanding stock option of Old Thunder was exchanged under the Arrangement for 0.5 of an option to purchase a Trust Unit, 0.3333 of an option to purchase a common share of Alberta Clipper Energy Inc. ("Alberta Clipper Share") and 0.3333 of an option to purchase a common share of Ember Resources Inc. ("Ember Share"). The exercise prices of the options to purchase Trust Units, Alberta Clipper Shares and Ember Shares were set according to a formula that resulted in the aggregate exercise prices of the options being equal to the exercise price of the Old Thunder option for which they were exchanged. The expiry date of the options to purchase Trust Units, Alberta Clipper Shares and Ember Shares was 30 days following the effective date of the Arrangement. All of the in the money options were exercised by the applicable holders. All of the out of the money options, which were not exercised, expired after the 30 day period. The following table sets forth information concerning the options to purchase Trust Units, Alberta Clipper Shares and Ember Shares exercised by the Named Executive Officers.

Name	Trust Units Acquired on Exercise (#)	Alberta Clipper Shares Acquired on Exercise (#)	Ember Shares Acquired on Exercise (#)	Aggregate Value Realized[1] ($)
Douglas A. Dafoe	197,500	198,333	198,333	2,800,864
Brent T. Kirkby	50,000	75,000	75,000	818,466
Steven R Gell	31,250	54,166	54,166	617,641

Notes:

(1) Based on the difference between the closing price of the Trust Units, Alberta Clipper Shares and Ember Shares on the TSX on the date the options were exercised and the exercise price of the options, multiplied by the number of Trust Units, Alberta Clipper Shares and Ember Shares acquired.

Restricted Unit Grants

The table below provides information concerning Restricted Units granted to the Named Executive Officers under the Trust's Restricted Unit Plan during 2005. The Restricted Units referred to below vest as to one third on each of June 30, 2006, June 30, 2007 and June 30, 2008. The value of the Restricted Units at December 31, 2005 is based on the closing price of the underlying Trust Units on the TSX on December 30, 2005 of $12.00. The Restricted Unit Plan is described above under the heading "Restricted Unit Plan".

Name	Restricted Units Granted (#)	% of Total Restricted Units Granted to Employees in 2005	Value of Restricted Units at December 31, 2005 ($)
Douglas A. Dafoe	5,375	1.9%	64,500
Stuart J. Keck	30,523	10.8%	366,276
Brent T. Kirkby	14,739	5.2%	176,868
Steven R. Gell	14,361	5.1%	172,332

Performance Unit Grants

The table below provides information concerning Performance Units granted to the Named Executive Officers under the Trust's Performance Unit Plan during 2005. The Performance Units referred to below vest on June 30, 2008. No value for the Performance Units at December 31, 2005 has been shown as that value will be dependent on the market performance of the Trust relative to its selected peers in the time between to the date of grant and the vesting date of the Performance Units. The Performance Unit Plan is described above under the heading "Performance Unit Plan".

Name	Performance Units Granted (#)	% of Total Performance Units Granted to Employees in 2005	Base Price of Performance Units for Peer Comparison ($)
Stuart J. Keck	13,081	22.2%	10.11
Brent T. Kirkby	4,913	8.4%	10.11
Steven R. Gell	4,787	8.1%	10.11

Employment Contracts and Change of Control

The Administrator has executive employment agreements in place with each of the Named Executive Officers, other than Mr. Dafoe who is no longer an employee of the Administrator. Each of these agreements is for an indefinite term, but can be terminated by the officer on one month's notice to the Administrator or can be terminated by the Administrator with just cause or upon payment in lieu of notice. The agreements set the annual salary for the officers at $295,000 for Mr. Keck, $195,000 for Mr. Kirkby and $190,000 for Mr. Gell, subject to annual review, and provide for bonuses at the discretion of the board of directors of the Administrator. The agreements stipulate that the officers are entitled to participate in all benefit programs which may be in effect for employees of the Administrator and provide for the reimbursement of all travel and other expenses actually and properly incurred by the officers in connection with their duties.

In the event that there is a change of control of the Trust and the applicable officer elects to terminate their employment, the Administrator terminates their employment or the officer is not offered continued employment at an equivalent level of responsibility or compensation, the agreements provided for the immediate vesting of all Restricted Units and Performance Units held by the officer and payment to the officer of an amount equal to (i) the monthly salary of the officer multiplied by 24 in the case of Mr. Keck and multiplied by 18 in the case of Messrs. Kirkby and Gell, (ii) the value of a cash bonus, calculated based on actual bonuses paid in previous years and the length of the officer's employment with the Administrator, and (iii) 15% of the amount referred to in (i) in lieu of benefits.

REPORT TO THE UNITHOLDERS ON EXECUTIVE COMPENSATION

Members and Role of the Compensation Committee

The compensation committee of the Board of the Administrator consists of James M. Pasieka (Chairman), Douglas A. Dafoe and Richard A.M. Todd. The mandate and role of the Compensation Committee is discussed below under the heading "Corporate Governance – Board Committees".

Basis of Compensation of Executive Officers

As the Trust only commenced operations in July, 2005, the main focus of the compensation committee during the year ended December 31, 2005 has been to ensure that the Administrator has allocated sufficient resources and incentives to attract and retain the management personnel necessary to ensure the future success of the Trust. A highly competitive marketplace for qualified personnel existed in 2005, requiring that the Administrator devote significant time and resources to recruiting the senior officers necessary to round out its management team. The Administrator was successful in this regard, engaging Stuart J. Keck as President and Chief Executive Officer, Gerry Boyer as Vice-President, Engineering and Bradley Crowe as Vice-President, Land.

The need of the Administrator to complete the recruitment of its management team following the Arrangement and to ensure the retention of key personnel from the predecessor companies caused the Compensation Committee to devote most of is attention during 2005 to the immediate priorities of setting the initial compensation and incentive levels for the Administrator's executive officers, approving the terms of employment agreements for these individuals and putting the Performance Unit Plan in place. As the Trust matures, the compensation committee anticipates that its focus will shift to the more long term undertaking of establishing compensation policy for the executive officers of the Administrator.

Aside from the inherent performance measurements provided for in the Performance Unit Plan, the compensation committee does not anticipate that it will base the compensation of the Administrator's executive officers on predefined performance objectives or milestones. Rather, the compensation committee intends to use its experience and judgment in determining an overall compensation package for the executive officers. In doing so, it will have reference to the Trust's performance as well as other applicable factors, including industry conditions, the compensation offered by the Trust's peers and overall personnel needs. Executive officer compensation will consist of essentially three components: (a) base salary; (b) bonuses; (c) grants of Restricted Units and Performance Units. Each of these compensation elements is briefly described below.

Base Salaries

The Trust intends to pay base salaries that are competitive with those of comparable income trusts in the oil and gas industry. The compensation committee plans to compare the base salary of the President and Chief Executive Officer of the Administrator with that of chief executive officers at peer surveyed income

trusts in the oil and gas industry and expects to set the pay level at or near the industry average for such position, adjusted for the Trust's size. Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees, total general and administrative expense and daily production levels.

Bonuses

The compensation committee's philosophy with respect to executive officer bonuses will be to align the issuance of bonuses with the performance of the Trust Units and the individual job performance of the applicable executive officers. The Trust currently does not have a formal bonus plan. The President and Chief Executive Officer of the Administrator will formally submit recommendations for executive bonuses at the annual compensation committee meeting.

Restricted Units and Performance Units

The Trust provides long-term compensation incentives through grants of Restricted Units and Performance Units. The compensation committee believes that grants of Restricted Units and Performance Units will facilitate the attainment of the Trust's strategic objectives by aligning the interests of executive officers and employees with the long-term interests of the Unitholders.

Submitted by the Compensation Committee

James M. Pasieka (Chairman)
Douglas A. Dafoe
Richard A.M. Todd

TRUST UNIT PERFORMANCE

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 13, 2005. The following graph compares the change in the cumulative total unitholder return from July 13, 2005 to December 31, 2005 of a $100 investment in the Trust Units with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Total Return Index, assuming the reinvestment of dividends and distributions, where applicable, for the comparable period.


$125
$120
$115
$110
$105
$100
$95

	July 13, 2005	December 31, 2005
Trust Units	$100	$104
TSX Composite	$100	$111
TSX Energy Trust	$100	$121

CORPORATE GOVERNANCE

Every issuer that is listed on the TSX is required under National Instrument 58-101 – *Corporate Governance Disclosure* ("NI 58-101") to disclose annually in its information circular certain information concerning its corporate governance practices. The board of directors of the Administrator is responsible for the governance of the Trust and its subsidiaries. The Board of Directors and executive officers of the Administrator consider good governance to be central to the effective and efficient operation of the Trust and its subsidiaries. Listed below is a brief discussion of the Board's approach to corporate governance.

The Independence of Members of the Board of Directors

The Board of Directors of the Administrator currently has nine members. The majority of the members of the Board of Directors are independent of the Administrator and the Trust, as determined under NI 58-101.

The Board of Directors considers three of its members not to be independent of the Administrator and the Trust. Douglas A. Dafoe is not considered independent as he was formerly the President and Chief Executive Officer of the Administrator. Stuart J. Keck is not considered independent as he is the current President and Chief Executive of the Administrator. James M. Pasieka is not considered independent as he is a partner in Heenan Blaikie LLP, a law firm that provides legal services to the Trust and the Administrator.

Mr. Colin D. Boyer, Mr. John M. Clark, Mr. Thomas J. MacKay, Mr. Patrick Mills, Mr. J.W. (Jack) Peliter and Mr. Richard A.M. Todd are all considered by the Board of Directors to be independent of the Trust and the Administrator.

The Board does not have an independent Chairman as Mr. Dafoe is the Chairman. The Board has not appointed an independent lead director. As Mr. Dafoe is no longer a member of management of the Administrator and the Board comprises individuals with extensive experience as senior officers and directors of public oil and gas issuers, it has not been viewed as necessary to effective corporate governance of the Trust and its subsidiaries to provide leadership to the independent directors through the appointment of a lead director.

The Board mandate stipulates that the Board shall meet at least five times per year. Meetings are held at least once a quarter, with additional meetings held as deemed necessary. A Board meeting devoted to strategic planning is held annually. Specific meetings of the non-independent directors are not regularly scheduled. The Board regularly holds in camera sessions as part of its meetings, during which any management attendees are excluded. In addition, the Board's conflict of interest procedures would mandate the exclusion of any director with a perceived conflict of interest with respect to any matter from considering and voting on that matter.

Attendance at Board Meetings

During the time from the completion of the Arrangement on July 7, 2005 to December 31, 2005, the Board had three formal meetings. Mr. Mills and Mr. Peltier were each absent for one meeting. The other members of the Board attended all three of the meetings. In addition, the Board considered and approved various matters by means of written resolutions approved by all of the Board members.

Members that are Directors of Other Reporting Issuers

Certain of the members of the Board are directors of other reporting issuers, as described in the table below.

Name of Director	Name of Other Reporting Issuer
Douglas A. Dafoe	Alberta Clipper Energy Inc. Cyries Energy Inc. Ember Resources Inc.
Colin D. Boyer	Canadian Energy Services Trust Ember Resources Inc.
John M. Clark	Alberta Clipper Energy Inc. Marketvision Direct Inc. Vista Gold Corp.
Thomas J. MacKay	Valiant Energy Inc.
James M. Pasieka	Alberta Clipper Energy Inc. Bulldog Resources Inc. E4 Energy Inc. Peerless Energy Inc. TriStar Oil & Gas Ltd.
J.W. (Jack) Peltier	Bow Valley Energy Ltd. Ember Resources Inc. Gienow Income Fund Masters Energy Inc. Paramount Energy Trust
Richard A.M. Todd	Ember Resources Inc.

Board Mandate

The Board operates under a written mandate, a copy of which is attached as Schedule "A" to this Circular. The mandate provides that the fundamental responsibilities of the Board are to: (i) identify and understand the risks associated with the business of the Administrator and the Trust, (ii) appoint and oversee a competent executive team to manage the business of the Administrator and the Trust, with a view to maximizing unitholder value, and (iii) ensure corporate conduct in an ethical and legal manner via an appropriate system of corporate governance, disclosure processes and internal control.

Position Descriptions

The Board mandate states that the role of the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to oversee execution by the Board of the mandate. The mandate also delineates specific responsibilities for the Chairman.

The Board has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. Each committee operates under a written mandate. The mandate of each committee delineates specific roles and responsibilities for the chairman of that committee.

The Board has not developed a written position description for the Chief Executive Officer of the Administrator. The mandate of the Board states that management is responsible for the development of an overall corporate strategy to be presented to the Board. The Board's role is to ensure there is a formal strategic planning process in place and to review and, if it sees fit, endorse the corporate strategy presented by management. The Board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management's development and execution of corporate strategy. In addition, the Board's mandate provides that the compensation committee will conduct an annual performance review of the Chief Executive Officer. The results of this performance review are communicated to the Chief Executive Officer by the Chairman of the Board, giving the Board a formal opportunity to provide direction and feedback to the Chief Executive Officer concerning the performance of his duties.

Orientation and Continuing Education

The Board mandate states that new directors will be provided with an orientation which will include written information about the duties and obligations of directors and the business and operations of the Administrator and the Trust, documents from recent Board meetings and opportunities for meetings and discussion with senior management and other directors.

All members of the Board are provided with a corporate governance handbook which contains, among other things, copies of the Board's mandate, the mandates of each committee of the Board and the Trust's trading policy, whistleblower policy, code of conduct and corporate disclosure policy. The Board relies on its legal counsel and other outside advisers to advise it as necessary of corporate governance developments. The Board also relies on management to keep it apprised of developments within the oil and gas industry that may affect the governance and management of the Trust and the Administrator. In addition, the Board's mandate provides that any director who feels that they require the services of an outside advisor to assist with discharging their responsibilities as a director may engage one at the expense of the Administrator with the authorization of the Chairman of the Board or the chair of the compensation committee.

Ethical Business Conduct and Conflicts of Interest

The Trust and the Administrator have adopted a code of business conduct and ethics. The code has been filed on SEDAR and can be view under the Trust's profile at www.sedar.com. All staff and directors of the Administrator are made personally accountable for learning, endorsing and promoting the code and applying it to their own conduct and field of work. All staff and directors are asked to review the code and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the code. Any breach of the code may be reported directly to the responsible officer or may be reported to the chair of the audit committee in accordance with the whistleblower policy of the Trust and the Administrator.

Any conflicts of interest that arise respecting Board members are dealt with in accordance with the conflict of interest provisions of the *Business Corporations Act* (Alberta), as supplemented by the conflict of interest procedures stated in the code of conduct and the written mandate of the Board.

Nomination of Directors

From time to time, the Board will review and consider whether it is necessary to appoint additional members. The Board has not formed a standing nomination committee as it does anticipate that additional Board appointments will occur with sufficient frequency to warrant a standing committee. Instead, the Board has delegated nominating responsibilities to the compensation committee. If the Board determines that an additional director is required, the compensation committee will have the responsibility for

identifying candidates for nomination. The compensation committee is not composed solely of independent directors. The Board will encourage an objective nomination process by reviewing the criteria employed by the compensation committee in conducting the process.

Compensation

The Board determines the compensation for the Administrator's directors and officers after considering the recommendations of the compensation committee.

The compensation committee meets semi-annually. The primary function of the compensation committee is to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and making recommendations to the Board as appropriate. Among other things, the compensation committee assists in the development and application of incentive plans, the setting of salaries and bonuses and the negotiation of the terms of employment contracts.

The compensation committee is composed of three members, being James M. Pasieka (Chairman), Douglas A. Dafoe and Richard A.M. Todd. Mr. Pasieka and Mr. Dafoe are not considered independent directors of the Administrator. The Board encourages objectivity in the compensation process by reviewing the criteria and methodology employed by the compensation committee in arriving at its recommendations to the Board.

During 2005, the compensation committee engaged Mercer Human Resource Consulting to assist it in formulating the terms of the Performance Unit Plan.

Other Board Committees

The Corporation has a compensation committee, an audit committee, an environment, health and safety committee and a reserves committee. The compensation committee is discussed above under the heading "Compensation". Further information concerning the audit committee, including the full text of the audit committee's written mandate, is provided in the Trust's revised annual information form dated March 16, 2005, which can be viewed under the Trust's profile on SEDAR at www.sedar.com. The primary function of the environment, health and safety committee is to review and monitor the environmental policies and activities of the Corporation on behalf of the Board and the activities of the Administrator as they relate to the health and safety of employees of the Administrator in the workplace. The primary function of the reserves committee is to assist the Board in the selection, engagement and instruction of an independent reserves evaluator for the Trust and its affiliates, ensuring there is a process in place to provide all relevant reserves data to the independent reserves evaluator, monitoring the preparation of the independent reserves evaluation of the Trust and its affiliates and reviewing the annual independent reserves evaluation of the Trust and its affiliates and any other independent reserves evaluations prepared for the Administrator or the Trust.

Assessments

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review will have regard to the mandate or charter of the Board or committee and will identify any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Administrator and the Trust. The Board is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the Board.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No current or former director, officer or employee of the Trust or the Administrator was indebted to the Trust or the Administrator as at the date of this Circular.

At no time since the beginning of the financial year ended December 31, 2005 did any director or officer, or any associate of any such director or officer, owe any indebtedness to the Trust, the Administrator or the predecessors of the Administrator or owe any indebtedness to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust, the Administrator or the predecessors of the Administrator.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Trust, nominee for director of the Administrator, nor any affiliate or associate of any informed person or nominee for director, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the financial year ended December 31, 2005 which has materially affected or would material affect the Trust or its subsidiaries.

For the purposes of this Circular, an "informed person" means (i) a director or officer of the Trust or Administrator, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Trust carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Trust.

REGULATORY MATTERS

Mr. John Clark, a director of the Administrator, was a director of Cercal Minerals Corp. when it was cease traded by the Alberta Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended December 31, 1994 and interim financial statements for the period ended March 31, 1995. An interim cease trade order was issued by the Alberta Securities Commission on June 8, 1995 and a final cease trade order was issued on June 22, 1995. The cease trade order remains in effect. Mr. Clark resigned as a director of Cercal Minerals Corp. on April 1, 2004.

Mr. Clark was a director of Marketvision Direct Inc. when it was cease traded by the British Columbia Securities Commission and Ontario Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended June 30, 2001 and interim financial statements for the period ended September 30, 2001. The British Columbia Securities Commission issued its cease trade order on December 7, 2001 and the Ontario Securities Commission issued its cease trade order on December 5, 2001. The British Columbia Securities Commission revoked its cease trade order on March 11, 2002 and the Ontario Securities Commission revoked its cease trade order on February 1, 2002 after the filing of the required financial statements. Mr. Clark remains a director of Marketvision Direct Inc.

ADDITIONAL INFORMATION AND AVAILABILITY OF FINANCIAL STATEMENTS

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information concerning the Trust is provided in its financial statements for the year ended December 31, 2005 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

Further information concerning the Audit Committee of the Board, including the text of the charter of the Audit Committee, is included in the Revised Annual Information Form of the Trust dated March 16, 2006 under the heading "Audit Committee" and at Appendix C. A copy of the Annual Information form is available on SEDAR.

The Trust will mail its annual and interim financial statements and accompanying management's discussion and analysis to any Unitholder or Exchangeable Shareholder who requests them by (i) sending the enclosed return card to the Trust's transfer agent, Olympia Trust Company, as directed, or (ii) contacting the Administrator at (403) 294-1635.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the Board of the Administrator.

SCHEDULE "A" – BOARD OF DIRECTORS MANDATE

THUNDER ENERGY TRUST
AND
THUNDER ENERGY INC.

BOARD OF DIRECTORS MANDATE

INTRODUCTION

The fundamental responsibilities of the Board of Directors of Thunder Energy Inc. (the "Corporation"), the administrator of Thunder Energy Trust (the "Trust"), are to: (i) identify and understand the risks associated with the business of the Corporation and the Trust, (ii) appoint and oversee a competent executive team to manage the business of the Corporation and the Trust, with a view to maximizing unitholder value, and (iii) ensure corporate conduct in an ethical and legal manner via an appropriate system of corporate governance, disclosure processes and internal control.

These terms of reference define the role of the Board of Directors of the Corporation. The following are the key guidelines governing how the Board will operate to carry out its duties of stewardship and accountability.

1. Best Interests of the Company and the Trust

The Board is responsible for the management of the business activities of the Corporation and the Trust. The Board oversees the conduct of business of the Corporation and the Trust and supervises management, which is responsible for the day-to-day conduct of business. The Board establishes an appropriate system of corporate governance, including practices to ensure the Board functions independently of management.

2. Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board. The Board's role is to ensure there is a formal strategic planning process in place and to review and, if it sees fit, endorse the corporate strategy presented by management. The Board then monitors the implementation and execution of the corporate strategy. One Board meeting per year shall be devoted to a review of corporate strategy.

3. Principal Risks

The Board should have a continuing understanding of the principal risks associated with the business of the Corporation and the Trust. It is the responsibility of management to ensure that the Board and its committees are kept well informed of changing risks. The principle mechanisms through which the Board reviews risks are the Audit Committee, the Reserves Committee and the strategic planning process. It is important the Board understands and supports the key risk decisions of management, including a comprehension of the appropriate balance between risks and rewards and methods for monitoring and mitigating risks.

4. Internal Controls and Communication Systems

The Board's ensures that sufficient internal controls and communication systems are in place to allow it to conclude that management is discharging its responsibilities with a high degree of integrity and effectiveness. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

5. **Financial Reporting, Operational Reporting and Review**

The Board ensures that processes are in place to address applicable regulatory, corporate, securities and other compliance matters, including applicable certification requirements regarding the financial, operational and other disclosure of the Corporation and Trust.

The Board reviews and approves the financial statements, related MD&A and reserves evaluations of the Corporation and Trust.

The Board approves annual operating and capital budgets and reviews and considers all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

The Board reviews operating and financial performance results relative to established strategy, budgets and objectives.

6. **Succession Planning and Management Development**

The Board considers succession planning and management recruitment and development. The Chief Executive Officer should provide periodic updates to the Compensation Committee on succession planning and management recruitment and development.

7. **Disclosure and Communication Policy**

The Board will adopt a policy governing disclosure and communication concerning the affairs of the Corporation and the Trust.

8. **The Chair of the Board**

The Board shall appoint a Chair from among its members. The role of the Chair is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to oversee execution by the Board of this written mandate.

9. **Committees**

The Board may appoint such committees as it sees fit. Each committee operates according to terms of reference approved by the Board and outlining its duties and responsibilities and the limits of authority delegated to it by the Board. The Board reviews and re-assesses the adequacy of the terms of reference of each committee on a regular basis and, with respect to the Audit Committee, at least once a year.

10. Committee Chairs and Committee Members

The Chair shall annually propose the leadership and membership of each committee. In preparing recommendations, the Chair will take into account the preferences, skills and experience of each director. Committee Chairs and members are appointed by the Board at the first Board meeting after the annual unitholder meeting of the Trust or as needed to fill vacancies during the year.

Each committee's meeting schedule will be determined by its Chair and members based on the committee's work plan and terms of reference. The committee Chair will develop the agenda for each committee meeting. Each committee will report in a timely manner to the Board on the results of its meetings.

11. Board Meetings and Agendas

The Board will meet a minimum of 5 times per year.

The Chair, in consultation with the Chief Executive Officer, the Chief Financial Officer and the Corporate Secretary, will develop the agenda for each Board meeting. Under normal circumstances, the agenda and the material will be distributed to directors not less than four business days before the meeting. All directors are free to suggest additions to the agenda.

12. Information for Board Meetings

Material distributed to the directors in advance of Board meetings should be concise, yet complete, and prepared in a way that focuses attention on critical issues to be considered. Reports may be presented during Board meetings by directors, management or staff, or by invited outside advisors. Presentations on specific subjects at Board meetings should briefly summarize the material sent to directors, so as to maximize the time available for discussion on questions regarding the material.

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

13. Non-Directors at Board Meetings

The Board appreciates the value of having management team members attend Board meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, will determine management attendees at Board meetings.

14. Board Relations with Management

Board policies and guidelines are issued to management for their adherence. Directors may direct questions or concerns on management performance to the Chair, to the Chief Executive Officer, or through Board and committee meetings.

While the Board establishes limits of authority delegated to management, directors must respect the organizational structure of management. A director has no authority to direct any staff member.

15. **New Director Orientation**

New directors will be provided with an orientation which will include written information about the duties and obligations of directors and the business and operations of the Corporation and Trust, documents from recent Board meetings and opportunities for meetings and discussion with senior management and other directors.

16. **Assessing the Board's Performance**

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review should identify any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation and the Trust.

17. **Board Compensation**

The Compensation Committee will review director compensation annually in accordance with the terms of reference of the Compensation Committee and will recommend changes in compensation to the Board when warranted and in light of the responsibilities and risks involved in being a director.

18. **Annual Evaluation of the Chief Executive Officer**

The Compensation Committee will conduct an annual performance review of the Chief Executive Officer in accordance with the terms of reference of the Compensation Committee. The results of this performance review will be communicated to the Chief Executive Officer by the Chair.

19. **Outside Advisors for Individual Directors**

Occasionally, a director may need the services of an advisor to assist with matters involving responsibilities as a director. A director who wishes to engage an outside advisor at the expense of the Corporation may do so with the authorization of the Chair of the Board or the Chair of the Compensation Committee.

20. **Conflict of Interest**

(a) Directors have a duty to act honestly and in good faith with a view to the best interests of the Corporation and the Trust and to exercise the care, diligence and skill a reasonably prudent person would exercise in comparable circumstances.

(b) Directors shall not allow personal interests to conflict with their duties to the Corporation or the Trust and shall avoid and refrain from involvement in situations of conflict of interest.

(c) A director shall disclose promptly any circumstances such as an office, property, a duty or an interest, which might create a conflict with that director's duty to the Corporation or the Trust.

(d) A director shall disclose promptly any interest that director may have in an existing or proposed contract or transaction of or with the Corporation or the Trust.

(e) The disclosures contemplated in paragraphs (c) & (d) above shall be immediate if the perception of a possible conflict of interest arises during a meeting of the Board or any committee of the Board, or if the perception of a possible conflict arises at another time then the disclosure shall occur at the first Board meeting after the director becomes aware of the potential conflict of interest.

(f) A director's disclosure to the Board shall disclose the full nature and extent of that director's interest either in writing or by having the interest entered in the minutes of the meeting of the Board.

(g) A director with a conflict of interest or who is capable of being perceived as being in conflict of interest vis a vis the Corporation or the Trust shall abstain from discussion and voting by the Board or committee of the Board on any motion to recommend or approve the relevant contract of transaction unless the contract or transaction is an arrangement by way of security for obligations undertaken by the director for the benefit of the Corporation or Trust or one relating primarily to the director's remuneration or benefits. If the conflict of interest is obvious and direct, the director shall withdraw while the item is being considered.

(h) Without limiting the generality of "conflict of interest" it shall be deemed a conflict of interest if a director, a director's relative, a member of the director's household or a trust in which any relative or member of the household is involved has a direct or indirect financial interest in, or obligation to, or a party to a proposed or existing contract or transaction with the Corporation or Trust.

(i) Directors shall not engage in activities or accept appointments or election to office in any organization or association the activities of which are, or may be perceived to be, in conflict with activities of the Corporation or Trust or an embarrassment to the Corporation or Trust.

(j) Directors shall not use information obtained as a result of acting as a director for personal benefit or for the benefit of others.

(k) Directors shall maintain the confidentiality of all information and records obtained as a result of acting as a director.

21. Terms of Reference Review

These Terms of Reference shall be reviewed and approved by the Board each year after the annual unitholder meeting of the Trust.

FILE No. 82-34957

THUNDER ENERGY TRUST
PROXY

This form of proxy is solicited by management of Thunder Energy Inc. (the "Administrator") and will be used at the annual general meeting (the "Meeting") of the holders of trust units and the special voting unit ("Unitholders") of Thunder Energy Trust (the "Trust") to be held in the McMurray Room of The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Monday, May 15, 2006, at 3:00 p.m. (Calgary time).

The undersigned Unitholder hereby appoints Stuart J. Keck of Calgary, Alberta, or failing him, Brent T. Kirkby of Calgary, Alberta, or instead of either of them, ______________________________ of ______________________________ as proxyholder, with power of substitution, to attend and vote for and act on behalf of the undersigned at the Meeting and at any adjournments thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said meeting as follows:

1. TO VOTE FOR ____ or AGAINST ____ fixing the number of directors of the Administrator to be elected at eight (8);

2. TO VOTE FOR ____ or WITHHOLD FROM VOTING FOR ____ the election as directors of the Administrator the nominees proposed in the Management Information Circular dated April 10, 2006 accompanying this form of proxy;

3. TO VOTE FOR ____ or WITHHOLD FROM VOTING FOR ____ the appointment of Ernst & Young LLP as auditors of the Trust and the granting of the authority to the directors of the Administrator to fix their remuneration; and

4. At the discretion of the said proxyholder, to vote upon any amendment or variation of the above matters or any other matter which may properly come before the Meeting or any adjournment or adjournments thereof.

The undersigned hereby revokes any proxies previously given for the Meeting.

DATED THIS _____ DAY OF ______________, 2006.

____
(Signature of Unitholder)

____
(Name of Unitholder - Please Print)

(1) Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote "FOR" each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

(2) Each Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by the management to act should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

(3) This Proxy must be dated and must be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the Proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Unitholder.

(4) To be effective, this Proxy must be deposited at the office of Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours *(excluding Saturdays, Sundays and statutory holidays in the Province of Alberta)* prior to the time set for the Meeting.


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Announces First Quarter 2006 Results, Operational Update and Revised Monthly Distributions

Calgary, Alberta. May 10, 2006 - Thunder Energy Trust (TSX: THY.UN) today released financial and operational results for the first quarter of 2006, its third quarter of operations. In accordance with Canadian generally accepted accounting principles ("GAAP"), results for the quarter ended March 31, 2005 are for the Trust's predecessor, Thunder Energy Inc. and therefore, are not directly comparable with the 2006 results for the Trust.

May Distribution

Today, Thunder declares a distribution of $0.12 per unit to be paid on June 15, 2006, in respect of May production, for unitholders of record on May 23, 2006. The ex-distribution date is May 18, 2006. This represents a 14.1% annualized pre-tax cash-on-cash yield based on the May 9, 2006, closing price of $10.19 per unit.

This revised distribution level reflects a reduction of $0.03 per unit or 20% from the previous distribution level of $0.15 per unit paid since the inception of the Trust. A significant weakening in Alberta gas prices from over $12.00 per mcf in late 2005 to current levels of approximately $6.00 per mcf has impacted the revenue of all gas producers, including Thunder. In light of the current pricing environment, the Board of Directors has determined that it would be prudent for the long-term sustainability and growth of Thunder to revise the distribution level to ensure that there are sufficient resources available to exploit Thunder's inventory of drilling and development opportunities. Thunder believes that this rebalancing of its cash resources will promote value for unitholders by giving management the opportunity to focus on growth, based on a platform of stabilized production and distributions that are secure at current pricing levels. Ultimately, Thunder believes that this focus on preserving and growing production will allow unitholders to garner the benefit of any improvement in commodity prices.

Financial

First quarter funds from operations totaled $22.8 million ($0.50 per unit basic, $0.49 per unit diluted). Funds from operations in fourth quarter 2005 totaled $39.6 million ($0.86 per unit basic, $0.85 per unit diluted). The quarter-over-quarter decrease was primarily due to significant decreases in commodity prices at the wellhead: a $3.71/mcf decrease in gas prices, ($11.11/mcf in Q4/05 compared with $7.40/mcf in Q1/06) and a $5.30/bbl decline in the average price of oil and NGL ($62.64/ bbl in Q4/05 versus $57.34/bbl in Q1/06). Funds from operations were also impacted by a decline in total production from Q4/05.

The Trust recorded net income of $3.7 million for the period ($0.08 per unit basic and diluted). This compares with a net loss of $25.4 million for the fourth quarter of 2005 (loss of $0.55 per unit basic

and diluted), which stemmed from reserve revisions and a one-time write-down of property and equipment costs.
Distributions declared in the first quarter totalled $20.5 million or $0.45 per unit ($0.15 per unit per month), and represented 90% of total cash flow before the distribution reinvestment program ("DRIP").

Production and Revised Guidance

Production for first quarter 2006 averaged 10,005 boe/d, of which 61% was natural gas. Gas volumes averaged 36.6 mmcf/d, while oil and NGL production averaged 3,910 bbls/d. Total production was down from 11,060 boe/d in fourth quarter 2005 due mainly to delays in bringing behind pipe volumes onstream as a result of temporary capacity constraints, regulatory approval delays and labor constraints caused from a high level of industry activity.

Thunder has revised its 2006 annualized production guidance from 10,500 boe/d to the range of 9,900 to 10,100 boe/d. Thunder's drilling success has resulted in an estimated 1,000 to 1,300 boe/d of production behind pipe at March 31, 2006, which is expected to be on stream late in the year. The addition of these volumes will have a positive impact on the 2006 exit rate, but are only partially reflected in the revised annualized rate.

"Bringing volumes on stream in a timely fashion continues to be challenging in an extremely busy industry. Behind pipe volumes played a big part of maintaining our 10,500 boe/d guidance at March 10, 2006 under a capital program of $65 million. Extended time lines due to regulatory approvals, pipeline delays, and surface related delays were more serious than anticipated at that time. In addition, low gas commodity prices have had a material effect on cash flow, and a reduced monthly distribution is considered prudent," said Stuart Keck, President & CEO.

Q1 2006 Activity

Thunder Trust drilled 23 wells (10.3 net) in the first quarter, 18 being gas wells (8.0 net) and one oil well (0.3 net). Drilling and completion results for Q1 2006 have yielded an 81% success as detailed below.

Q1 2006 Drilling Activity								
	Oil		Gas		D&A		Total	
District	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Central AB	1	0.3	14	7.2	3	1.8	18	9.3
West Alberta	0	0.0	2	0.7	0	0.0	2	0.7
Alberta North	0	0.0	2	0.1	0	0.0	2	0.1
NE BC	0	0.0	0	0.0	1	0.2	1	0.2
	1	0.3	18	8.0	4	2.0	23	10.3

At the end of the first quarter, behind pipe tested volumes were approximately 1,000 to 1,300 boe/d, which is a conservative estimate from completion test rates exceeding 2,250 boe/d. A significant portion of the behind pipe volumes (730 to 1,000 boe/d) are at Fenn-Big Valley which await pipeline line looping, compression facility expansion, and availability of third-party capacity. Delays are also due to regulatory approval, surface-related issues along the pipeline line loop and construction delays caused from a tight labor market. Start-up of new facilities is now estimated for late third quarter and early fourth quarter.

Operational Update & 2006 Capital Projections

The 2006 capital budget of $65 million is targeting a total of 79 (53.1 net) drilling locations, and numerous exploitation opportunities.

Central Alberta

Fenn-Big Valley: Twenty-six wells (26.0 net) are planned for drilling in the Fenn-Big Valley area of Central Alberta pursuant to Thunder's well and facility cost sharing agreement with Ember Resources Inc. Under the agreement, joint drilling is targeting Thunder's 100%-owned conventional Belly River sand potential and Ember's 100%-owned coalbed methane ("CBM") resource potential in a single well bore. This cost sharing enhances the economics of the Belly River development program in the Fenn-Big Valley area. Drilling costs to the base of the Belly River sands are shared 60% by Thunder and 40% by Ember. Thunder pays approximately 40% of major facility costs and 100% of Belly River completion costs; Ember pays 100% of the CBM completion costs.

In the first quarter of 2006, 25 (25.0 net) of the wells drilled in late 2005 were completed, and a total of four (4.0 net) new wells were drilled. The remaining 22 (22.0 net) wells of the 2006 program will be drilled after spring break-up. The 22 well program is scheduled to coincide with start-up of facility expansion in the fourth quarter.

Clive: In Q1 2006, eight wells (3.5 net) were drilled as part of Thunder's infill program, which is targeting the Horseshoe Canyon CBM. Prior to completion of the coals, Thunder is required to receive co-mingling approval from the Alberta Energy Utilities Board ("AEUB"). While an application was submitted in December 2005, approval is still pending. These wells were originally targeted to begin production early in the second quarter; however, regulatory approval delays have pushed on-stream projections to Q3 2006.

One (0.25 net) additional non-operated well at Clive was drilled in Q1 and is awaiting completion in the Belly River sand. The 2006 drilling program at Clive is complete.

Rosalind: A total of nine (6.9 net) drilling locations are planned at Rosalind in 2006. Three wells (2.0 net) were drilled in the first quarter, with one (0.5) now producing at approximately 500 (250 net) mcf/d. The remaining two wells (1.5 net) have been completed and tested at approximately 200 mcf/d gas net to Thunder and are currently awaiting fracture stimulation.

In addition, as part of Thunder's 2006 exploitation initiative, a total of six (5.5 net) wells will be re-completed after spring break-up.

Redwater: One (0.3 net) oil well was drilled and completed in the producing Basal Quartz pool and is awaiting tie-in to the existing battery facilities. One (0.5 net) additional well is planned for 2006. Another seven (2.6 net) wells are currently under review as possible drilling candidates.

Manola: Four (2.5 net) wells are planned for 2006 drilling. Two (1.0 net) are scheduled in the third quarter. The remaining wells will be drilled pending results of a 3-D seismic survey, which was completed in the first quarter and is now being processed.

Matziwin: One (0.5 net) drilling location is targeted in Thunder's 2006 program.

West Alberta

Greater Sylvan Lake: Fourteen (4.5 net) wells are planned for 2006. Two (0.7 net) wells were drilled in the first quarter. One (0.25 net) of these wells began producing March 30, 2006. The second well is scheduled for completion after spring break-up. An additional three (1.2 net) wells were rig released in April 2006 and, as such, were not reported in the first quarter results. These wells will be completed after break-up.

Southeast Saskatchewan

Thunder's 2006 drilling plans are for two (2.0 net) wells and one (1.0 net) re-entry at our Willmar property. The well re-entry and one drilling location are scheduled to begin operations after spring break-up. The third well will be scheduled pending results.

Northern Alberta

The 2006 budget plans for five (2.1 net) wells to be drilled in the Greater Red Earth and Peace River Arch areas of Northern Alberta. Two (0.1 net) were drilled in the first quarter. One (0.9 net) is awaiting completion with the other currently producing.

N.E. British Columbia

Only one non-operated (0.2 net) well is planned for 2006, and was drilled in the first quarter. Although production casing was set, the target sand appears to be marginal in this well, and the well is therefore included as a "dry" well in Thunder's results. This well was not drilled into Thunder's primary production target areas for Baldonnel or Bluesky gas.

Although there are no additional wells planned for 2006, this area has extensive exploitation opportunities defined in the Baldonnel horizon, as well as potential new drilling in 2007 pending results. In addition, Bluesky exploitation targets have been defined for 2006 activity.

Foothills-Whiskey Creek

A more thorough understanding of Thunder's Foothills property continues to evolve. A workover in one well in late 2005 has proved successful in shutting off bottom water and production is approaching a stabilized rate. A third well, with a behind pipe estimate of 130 boe/d net to Thunder, is scheduled to begin producing in Q-3 although lease facility approval is still required. A firm compressor expansion plan is in place, and is awaiting approval for installation at Imperial Oil's Quirk Creek gas plant.

To coincide with expanded compression plans, one (0.6 net) re-entry well is being targeted for late 2006. Production from this well is not scheduled until 2007. By year-end, Thunder anticipates results from 2006 activity will deliver an additional drilling location for the 2007 capital budget.

Skiff (Other)

Thunder plans to drill five (2.8 net) wells at Skiff in 2006 with three (1.3 net) locations being pool extensions. The drilling program is scheduled to begin in the second quarter.

Forward Strategy

At the beginning of 2006, the Trust carried inventory of over 163,000 acres of undeveloped land, more than 200 drillable locations and in excess of 21 townships (756 sections) of 3-D seismic. Thunder has now integrated the properties and operations of the predecessor companies and fully defined its opportunities to add production and reserves. Thunder now intends to move forward with the exploitation of its asset base, while assessing opportunities for growth and diversification through targeted acquisitions.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the Trust's projected annual average production of oil and natural gas, the volumes of oil and natural gas that are currently behind pipe and planned exploration and development activities.

The forward-looking statements are based on certain key expectations and assumptions made by Thunder, including expectations and assumptions concerning prevailing commodity prices and exchange rates, availability and cost of labor and services, the timing of receipt of regulatory approvals, the performance of existing wells, the success obtained in drilling new wells and the performance of new wells and the sufficiency of budgeted capital expenditures in carrying out Thunder's planned activities.

Although Thunder believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Thunder can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuations and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. These risks are set out in more detail in Thunder's annual information form for the year ended December 31, 2005, which can be accessed at www.sedar.com.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner

HIGHLIGHTS

Financial	Three Months Ended March 31		%
($000s, except per unit data)	2006	2005	Change
Petroleum and natural gas sales	46,242	29,350	58
Funds from operations[1]	22,813	16,599	37
per unit[2] - basic *($)*	0.50	0.64	(22)
- diluted *($)*	0.49	0.63	(22)
Net income	3,725	3,243	15
per unit[2] - basic *($)*	0.08	0.13	(38)
- diluted *($)*	0.08	0.12	(33)
Capital expenditures	18,183	32,579	(44)
Distributions declared	20,485	-	100
Distributions declared per unit *($)*	0.45	-	100
Payout ratio[3] before DRIP	90%	-	100
Payout ratio[3] after DRIP	53%	-	100
Debt including working capital deficiency	162,639	123,255	32
Average units outstanding – basic	46,025	25,844	78
Average units outstanding – diluted	46,357	26,504	75

Operations	Three Months Ended March 31		%
	2006	2005	Change
Daily production			
Natural gas *(mcf/d)*	36,572	38,174	(4)
Oil and NGL *(bbls/d)*	3,910	1,145	241
Barrels of oil equivalent *(boe/d)*	10,005	7,508	33
Average sale prices			
Natural gas *($/mcf)*	7.40	6.74	10
Oil and NGL *($/bbl)*	57.34	48.67	18
Wells drilled – gross (net)			
Gas	18 (8.0)	17 (12.8)	
Oil	1 (0.3)	4 (3.0)	
Dry	4 (2.0)	1 (1.0)	
Total	23 (10.3)	22 (16.8)	

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel
[1]Non-GAAP financial measures are identified and defined in the Management's Discussion and Analysis.
[2]The term "units" has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of Thunder Energy Inc. issued prior to conversion on July 7, 2005.
[3]The payout ratio is calculated using distributions declared divided by funds from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is management's analysis of Thunder Energy Trust's ("Thunder" or the "Trust") operating and financial data for the quarter ended March 31, 2006, as well as their estimate of future operating and financial performance based on information currently available. It should be read in conjunction with the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2006 and the audited consolidated financial statements and notes for the year ended December 31, 2005. These financial statements and additional information about the Trust are available on SEDAR at www.sedar.com. Due to the conversion into an energy trust, certain information included in this Management Discussion and Analysis ("MD&A") for prior periods may not be directly comparable. The MD&A was prepared as of May 8, 2006.

Basis of Presentation *- The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is the Canadian dollar.*

Non-GAAP Measurements *- Management uses funds from operations (before changes in non-cash working capital and settlement of asset retirement obligations) to analyze operating performance and leverage. The term distributable cash is used to present the amount of cash that the Trust distributes to unitholders. The payout ratio is used to present the amount of cash as a percentage of the Trust's funds from operations which are distributed before and after the distribution reinvestment program ("DRIP"). Distributable cash, funds from operations, and payout ratio presented have no standardized meaning prescribed by GAAP; therefore, they may not be comparable with the calculation of similar measures for other entities. Distributable cash, funds from operations, and the payout ratio as presented are not intended as alternates to, or to be more meaningful than, GAAP performance measures such as net income. The reconciliation between net income and funds from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit. Distributable cash is calculated using funds from operations less funds withheld for capital expenditures. Payout ratio is calculated as funds from operations divided by declared distributions before and after DRIP. The Trust considers funds from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt, and to fund future capital investments. Distributable cash, funds from operations and payout ratio are used by research analysts to value and compare oil and gas trusts and are frequently included in published third-party research when providing investment recommendations.*

BOE Presentation *– The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. The boe conversion ratio used by the Trust of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.*

Forward-looking Statements *– Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. Forward-looking statements included in the MD&A concern expected operating costs.*

Forward-looking statements and information are based on the Trust's current beliefs as well as assumptions made by and information currently available to the Trust concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions, increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third-party operators; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and the Trust's ability to access external sources of debt and equity capital. Further information regarding these factors may be found in the Trust's annual report for the year-ended December 31, 2005 under the headings "Critical Accounting Estimates" and "Risks and Uncertainties" in the MD&A.

The Trust cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements and information contained in this MD&A are as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Corporate Reorganization

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving Trust units in the new oil and natural gas energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coalbed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust. Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:

(a) 0.5 Trust units or exchangeable shares

(b) 0.3333 common shares of Clipper
(c) 0.3333 common shares of Ember

For each Mustang common share owned:
(a) 0.55 Trust units or exchangeable shares
(b) 0.3666 common shares of Clipper
(c) 0.0833 common shares of Ember

For each Forte common share owned:
(a) 0.175 Trust units or exchangeable shares
(b) 0.3333 common shares of Valiant

The financial statements of the Trust have been prepared on a continuity of interest basis which recognizes the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy.

Results of Operations

Gross oil and gas revenues increased 58% to $46.2 million for the three months ended March 31, 2006 compared with the same period in 2005. The increase was due to the acquisitions of Mustang and Forte as well as stronger commodity prices especially for crude oil. Natural gas revenues increased due to a 10% rise in Thunder's average price, offset by a 4% decline in gas production. Oil and NGL revenues increased due to an average 18% rise in prices and a 241% increase in oil and NGL production.

Oil and Gas Revenues *($000s)*

	Three months ended March 31	
	2006	2005
Gross revenues	**46,242**	29,350
Transportation expenses	**(1,710)**	(1,127)
Net revenues	**44,532**	28,223

Oil and Gas Revenues *($000s, net of transportation expenses)*

	Natural Gas	Crude Oil and NGL	Total
Three months ended March 31, 2005	23,208	5,015	28,223
Effect of change in product prices	2,120	3,051	5,171
Effect of change in sales volumes	(972)	12,110	11,138
Three months ended March 31, 2006	**24,356**	**20,176**	**44,532**

Production

	Three months ended March 31	
	2006	2005
Crude oil *(bbls/d)*	**3,462**	997
NGL *(bbls/d)*	**448**	148
Total crude oil and NGL *(bbls/d)*	**3,910**	1,145
Natural gas *(mcf/d)*	**36,572**	38,174
Total *(boe/d)*	**10,005**	7,508
Percentage gas (%)	**61**	85

Average Commodity Prices

	Three months ended March 31	
	2006	2005
Natural gas *($/mcf, except as noted)*		
NYMEX *($US/mmbtu)*	**9.08**	6.50
AECO *($/mmbtu)*	**7.50**	6.89
Thunder price before transportation	**7.69**	6.98
Transportation	**(0.29)**	(0.24)
Thunder price at the wellhead	**7.40**	6.74
Crude oil *($/bbl, except as noted)*		
WTI *($US/bbl)*	**63.45**	49.84
Edmonton posted	**68.96**	61.45
Thunder price before transportation	**59.52**	51.58
Transportation	**(2.18)**	(2.91)
Thunder price at the wellhead	**57.34**	48.67
Cdn/US $ average exchange rate	**1.155**	1.227

Transportation expenses were up 52% to $1.7 million in 2006 from first quarter 2005 due to the increase in production volumes of the Trust.

Royalties increased to $8.8 million in first quarter of 2006, an 86% increase compared with the same period in 2005. Royalty costs are directly impacted by changes in commodity prices and, as a result of strong oil and natural gas prices, royalties as a percentage of net revenue increased to 19.8% in the first quarter.

Royalties *($000s)*

	Three months ended March 31	
	2006	2005
Crown	**7,302**	4,018
Freehold and other	**1,659**	856
Gross royalties	**8,961**	4,874
ARTC	**(125)**	(125)
Net royalties	**8,836**	4,749

Royalty Rates *(as a % of net revenue)*

	Three months ended March 31	
	2006	2005
Crown	**16.4**	14.2
Freehold and other	**3.7**	3.0
Gross royalties	**20.1**	17.2
ARTC	**(0.3)**	(0.4)
Net royalties	**19.8**	16.8

Operating costs increased 72% to $9.2 million during the first quarter 2006 from 2005. In addition to the general rise in costs for services and supplies in the oil industry, the increase was due to the acquisitions of Mustang and Forte and the transition into a Trust. The acquisition of Forte increased the Trust's operations in northeast B.C. and northern Alberta where operating costs are generally higher compared with central Alberta. In the current commodity price environment, low-rate wells that would otherwise be unprofitable continue to contribute to the overall production base. The current cost per boe at the current production level is in line with expectations for the balance of 2006.

Operating Costs

	Three months ended March 31	
	2006	2005
Operating costs *($000s)*	**9,155**	5,337
Per boe *($)*	**10.17**	7.90

Gross general and administrative expenses (G&A) increased 73% to $3.3 million in 2006 compared to 2005 due to increased salaries and benefits and office space due to the transition into a Trust. Net G&A was $2.09 per boe, up $1.22 per boe over the first quarter of 2005, due to the increased size of the Trust as well as several budgeted, one-time costs such as audit and tax services, annual filing costs and consulting services. Effective July 1, 2005, the Trust changed its policy for G&A expenses and now capitalizes indirect G&A related to acquisition, exploration and development activities. As a result, prior year G&A expenses have been restated.

G&A Expenses

G&A Expenses *($000s)*	Three months ended March 31 **2006**	2005
Gross G&A expenses	**3,323**	1,917
Capitalized G&A	**(771)**	(405)
Overhead recoveries		
Capital	**(360)**	(675)
Operating	**(309)**	(253)
Net G&A expenses	**1,883**	584
G&A Expenses *($/boe)*		
Gross G&A expenses	**3.69**	2.84
Capitalized G&A	**(0.86)**	(0.60)
Overhead recoveries		
Capital	**(0.40)**	(1.00)
Operating	**(0.34)**	(0.37)
Net G&A expenses	**2.09**	0.87

Interest expense increased 86% compared to the same period in 2005 due to higher interest rates and a higher average balance of bank debt outstanding.

Interest Expense

	Three months ended March 31 **2006**	2005
Interest expense *($000s)*	**1,442**	776
Average bank debt outstanding *($000s)*	**139,029**	95,010
Effective annualized interest rate for the period *(%)*	**4.2**	3.3

Depletion, depreciation and accretion (DD&A) expenses increased to $24.4 million, a 123% increase over the same period in 2005. The increase in DD&A expense is a result of a rising trend in general industry costs and the reduction in proved reserves at year-end 2005. As required under full cost accounting, a ceiling test was performed at March 31, 2006 and it was determined that there was no impairment to the carrying value of the Trust's unamortized capitalized costs.

DD&A

	Three months ended March 31	
	2006	2005
DD&A *($000s)*	**24,398**	10,960
Per boe *($)*	**27.10**	16.22

Unit-based compensation expense was $0.5 million in the first quarter of 2006 down from $0.9 million in the corresponding quarter of 2005. The Trust's unit-based compensation is determined based on the intrinsic value of the Trust units at each period end.

Provision for income taxes
The Trust is a taxable entity under the Tax Act (Canada), but is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to unitholders, the distributions will reduce the Trust's future income tax expense. The Trust had a future income tax recovery of $5.9 million in the first quarter of 2006 primarily due to the estimated taxability of distributions.

The Trust did not pay any current income taxes in the first quarter 2006 with the exception of Federal large corporations tax. The large corporations tax increased to $0.4 million from $0.2 million in the first quarter of 2005 due to the increase in taxable capital as a result of the acquisitions of Mustang and Forte and the transition to a Trust.

Funds from operations increased 37% in 2006 from first quarter of 2005. The increase reflects Thunder's larger size following conversion into an energy trust and higher commodity prices.

Funds from Operations

	Three months ended March 31	
	2006	2005
Funds from operations *($000s)*	**22,813**	16,599
Per unit – basic *($)*	**0.50**	0.64
– diluted *($)*	**0.49**	0.63

Net income increased 15% in the first quarter 2006 compared to the same period in 2005. The increase was due to a future income tax recovery and increased production and commodity prices.

Net Income

	Three months ended March 31	
	2006	2005
Net income *($000s)*	**3,725**	3,243
Per unit – basic *($)*	**0.08**	0.13
– diluted *($)*	**0.08**	0.12

Asset retirement obligations
The Trust accrues asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

Asset Retirement Obligations *($000s)*

	Three months ended March 31	
	2006	2005
Balance, beginning of period	**24,774**	13,417
Liabilities incurred in the period	**233**	271
Liabilities settled in the period	**(185)**	-
Accretion expense	**609**	284
Balance, end of period	**25,431**	13,972

Capital and Liquidity

Capital expenditures for the first quarter totalled $18.2 million. Drilling, completion, equipping and tie-in costs totalled $15.4 million for the drilling of 18 gas wells (8.0 net), one oil well (0.3 net), and four dry holes (2.0 net). The Trust's drilling success ratio was 81%. The following table breaks out the capital expenditures by category:

Capital Expenditures Summary *($000s)*

	Three months ended March 31	
	2006	2005
Land and rentals	**1,282**	828
Seismic	**883**	3,388
Drilling and completions	**12,546**	21,490
Well equipping and tie-in	**2,852**	4,992
Facilities and gas gathering	**480**	1,500
Other, including capitalized G&A	**140**	381
Total capital expenditures	**18,183**	32,579

Liquidity
For the first three months of 2006, capital expenditures of $18.2 million, the settlement of asset retirement obligations of $0.2 million, and cash distributions of $12.9 million were funded by funds from operations of $22.8 million, and a combined increase to long-term bank debt and working capital of $8.5 million.

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145.0 million revolving term credit facility and a $15.0 million operating credit facility. The credit facilities are available on a revolving basis and subject to extension annually with the agreement of the lenders. The credit facilities are collateralized by the Trust's assets and are subject to semi-

annual review at which time the lenders may re-determine the borrowing base. The next scheduled semi-annual review is scheduled for October 31, 2006.

Distributable cash and distributions
Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. During the first quarter of 2006, 90% of funds from operations before the distribution reinvestment plan ("DRIP") were distributed, 53% after DRIP. Exchangeable shares are convertible into Trust units based on the Exchange Ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

Distributable Cash *($000s, except per unit amounts)*	**March 31, 2006**
Funds from operations	**22,813**
Cash withheld to fund capital expenditures	**9,902**
Cash distributions declared and payable	**6,904**
Cash distributions paid	**12,911**
Total distributions, including amounts reinvested under the distribution reinvestment program	**20,485**
Cash distributions payable per unit *($)*	**0.15**
Cash distributions paid per unit *($)*	**0.30**
Accumulated cash distributions paid and payable per unit *($)*	**0.45**

Tax treatment of distributions
The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

For the year ended December 31, 2005, Trust distributions provided an 81% return on capital and 19% return of capital. For the first quarter of 2006, the Trust's distributions provided a 79% return on capital and a 21% return of capital.

Related party transactions
During the period, the Trust incurred expenditures of $56,000 for general corporate legal fees to a legal firm of which a director is a partner. Legal fees were included in general and administrative expenses. At March 31, 2006, $22,000 was included in accounts payable. The related party transactions were recorded at the exchange amount as services were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

Subsequent Events

Financial instruments

Subsequent to March 31, 2006, the Trust entered into the following financial transactions to mitigate its exposure to future fluctuations in commodity prices.

Gas Contracts	Volume GJ/d	Pricing Point	Strike Price per GJ	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contracts	Volume bbl/d	Pricing Point	Strike Price per bbl	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$64.40	n/a	April 1/06 to June 30/06
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Convertible debentures

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures"). The Debentures have a conversion price of $11.70 per Trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing Thunder Energy Trust units. The debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

Quarterly information

The following table is a summary of quarterly results for the last eight quarters relating to the years 2006, 2005 and 2004. Because the consolidated financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy, results prior to July 7, 2005 may not be directly comparable to those of the Trust.

The Trust recorded a write-down of the carrying value of its petroleum and natural gas property and equipment in the fourth quarter of 2005 resulting in a net loss of $25.4 million. A decline in commodity prices in the first quarter of 2006 resulted in lower sales and distributable cash from the fourth quarter of 2005.

Quarterly Information

($000s, except per unit data)	2004			2005
	Q2	Q3	Q4	Q1
Petroleum and natural gas sales	30,883	28,245	29,049	29,350
Funds from operations	18,884	15,908	15,525	16,599
Per unit *($)*				
Basic	0.86	0.63	0.61	0.64
Diluted	0.83	0.62	0.60	0.63
Net income	5,920	3,542	1,407	3,243
Per unit *($)*				
Basic	0.27	0.14	0.06	0.13
Diluted	0.26	0.14	0.05	0.12

	2005			**2006**
	Q2	Q3	Q4	**Q1**
Petroleum and natural gas sales	32,729	65,866	67,833	**46,242**
Funds from operations	19,168	35,037	39,587	**22,813**
Per unit *($)*				
Basic	0.74	0.79	0.86	**0.50**
Diluted	0.73	0.79	0.85	**0.49**
Net income	4,621	7,718	(25,433)	**3,725**
Per unit *($)*				
Basic	0.18	0.17	(0.55)	**0.08**
Diluted	0.18	0.17	(0.55)	**0.08**

CONSOLIDATED BALANCE SHEETS
(unaudited)

($000s)	March 31, 2006	December 31, 2005
Assets (Note 3)		
Current		
Accounts receivable	$ 48,149	$ 49,810
Prepaid expenses	1,386	1,219
	49,535	51,029
Property and equipment	652,696	658,069
Goodwill	108,292	108,292
	$ 810,523	$ 817,390
Liabilities and Unitholders' Equity		
Current		
Bank indebtedness	$ 7,540	$ 4,409
Distributions payable	6,904	6,595
Accounts payable and accrued liabilities	55,911	57,542
	70,355	68,546
Bank debt (Note 3)	141,819	136,359
Unit-based compensation (Note 5)	1,843	1,295
Asset retirement obligations (Note 4)	25,431	24,774
Future income taxes (Note 6)	141,022	146,876
	380,470	377,850
Unitholders' equity		
Unitholders' capital (Note 5)	418,614	411,341
Contributed surplus	3,025	3,025
Accumulated earnings	67,645	63,920
Accumulated distributions	(59,231)	(38,746)
	430,053	439,540
	$ 810,523	$ 817,390

Subsequent events (Note 11)

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS (unaudited)

($000s, except per unit data)	Three Months Ended March 31 2006	2005 (restated – Note 2)
Revenue		
Petroleum and natural gas sales	$ 46,242	$ 29,350
Royalties, net of ARTC	(8,836)	(4,749)
Transportation expenses	(1,710)	(1,127)
Petroleum and natural gas sales, after royalties and transportation	35,696	23,474
Expenses		
Operating	9,155	5,337
General and administrative (Note 2)	1,883	584
Unit-based compensation (Note 5)	548	885
Interest on long-term debt	1,442	776
Depletion, depreciation and accretion	24,398	10,960
	37,426	18,542
Income (loss) before taxes	(1,730)	4,932
Provision for income taxes (Note 6)	(5,455)	1,689
Net income for the period	**3,725**	**3,243**
Accumulated earnings		
Beginning of period	63,920	73,771
End of period	**$ 67,645**	**$ 77,014**
Units and exchangeable shares outstanding (weighted average)		
Basic	46,025	25,844
Diluted	46,357	26,504
Net income per unit		
Basic	$ 0.08	$ 0.13
Diluted	$ 0.08	$ 0.12

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended March 31	
($000s)	2006	2005
		(restated – Note 2)
Operating Activities		
Net income for the period	$ 3,725	$ 3,243
Add items not requiring cash:		
Unit-based compensation	548	885
Depletion, depreciation and accretion	24,398	10,960
Future income taxes (Note 6)	(5,858)	1,511
Funds from operations	22,813	16,599
Settlement of asset retirement obligations	(185)	-
Changes in non-cash working capital related to operating activities (Note 7)	7,581	(38,517)
Cash provided by (used in) operating activities	30,209	(21,918)
Financing Activities		
Issue of units for cash, net of costs	12	150
Increase in bank indebtedness	3,131	11,787
Increase in bank debt	5,460	29,970
Cash distributions paid	(12,911)	-
Cash provided by financing activities	(4,308)	41,907
Investing Activities		
Expenditures on property and equipment	(18,183)	(32,579)
Changes in non-cash working capital related to investing activities (Note 7)	(7,718)	15,815
Cash used in investing activities	(25,901)	(16,764)
Net change in cash position	-	3,225
Cash position - beginning of period	-	21
- end of period	$ -	$ 3,246

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

The interim consolidated financial statements of Thunder Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005, except that certain disclosures required in annual financial statements have been condensed or omitted.

The interim consolidated financial statements should be read in conjunction with the Trust's consolidated financial statements and notes as at and for the year ended December 31, 2005. The results of operations for the three months ended March 31, 2006 may not be indicative of the results for the 2006 fiscal year.

The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005. The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coalbed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember. The Trust accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The conversion of Thunder Energy to a trust was accounted for on a continuity of interest basis. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

2. Change in Accounting Policy

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly the Trust expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these

activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Income statement *($000s, except per unit data)*	Three months ended March 31, 2005
General and administrative expenses	$ (405)
Depletion, depreciation, and accretion	117
Future tax expense	44
Net income impact	$ 244
Net income per unit – basic	$ 0.01
Net income per unit – diluted	-

3. Bank Debt

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145 million extendible revolving term credit facility and a $15 million operating credit facility. The credit facilities are available on a revolving basis and are subject to extension annually with the agreement of the lenders. The credit facilities bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The credit facilities are collateralized by a $500 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may re-determine the borrowing base.

4. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $53.0 million which will be incurred between the years 2006 and 2034. The majority of the costs are expected to be incurred between 2010 and 2034. A credit-adjusted risk-free rate of 9.0% and an inflation rate of 1.5% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations *($000s)*	**Three months ended March 31, 2006**	Year ended December 31, 2005
Balance, beginning of period	24,774	13,417
Liabilities incurred in the period	233	1,758
Forte acquisition	-	7,596
Mustang acquisition	-	5,019
Revisions	-	(135)
Liabilities released to Ember and Clipper	-	(3,328)
Liabilities settled in the year	(185)	(1,306)
Accretion expense	609	1,753
Balance, end of period	**25,431**	**24,774**

5. Unitholders' Capital

(a) Trust Units of Thunder Energy Trust

Authorized: unlimited number of Trust units

Trust units of Thunder Energy Trust	Number of units *(000s)*	*($000s)*
Balance December 31, 2004	-	-
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition	6,475	99,288
Issued on Mustang acquisition	9,607	123,810
Reduction of capital, Ember conveyance	-	(19,893)
Reduction of capital, Clipper conveyance	-	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	-	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	-	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	43,967	385,960
Unit issue costs, net of tax effect $4	-	8
DRIP	697	7,265
Exchangeable shares converted	1,364	14,676
Balance March 31, 2006	**46,028**	**407,909**

The Trust has a distribution reinvestment program ("DRIP") whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for a $7.3 million increase in unitholder's capital.

(b) Exchangeable Shares of Thunder Energy Trust

Authorized: unlimited number of exchangeable shares

Exchangeable shares	Number of units *(000s)*	*($000s)*
Balance December 31, 2004		$ -
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	2,188	$ 25,381
Exchanged for Trust units	(1,265)	(14,676)
Balance March 31, 2006	**923**	**$ 10,705**

Exchangeable shares accrue notional distributions in-kind and are convertible into Trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the Trust.

The exchangeable shares are not entitled to cash distributions. The Exchange Ratio increases on a monthly basis. The increase in the Exchange Ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the Exchange Ratio immediately prior to the Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the five

trading days preceding the Record Date. A holder of Thunder Energy Inc. exchangeable shares can exchange all or a portion of their holdings into Thunder Energy Trust units, at any time by giving notice to their investment advisor or the Trust Agent. The Exchange Ratio to convert each exchangeable share to a Trust unit was 1.00000 at the time of issuance. Effective March 31, 2006, the Exchange Ratio was 1.10126. If the 0.9 million exchangeable shares outstanding at March 31, 2006 were exchanged at that time, 1.0 million Trust units would have been issued.

Common shares	Number of shares *(000s)*	*($000s)*
Balance December 31, 2004	51,663	$ 189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation on options	-	18
Tax effect of flow-through shares	-	(3,375)
Effect of exchange ratios	(8,088)	-
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	**-**	**$ -**

(c) Unit-based Compensation

For the three months ended March 31, 2006, the Trust recorded a compensation expense relating to its Trust Unit Incentive Plan of $0.5 million. The compensation expense was based on the March 31, 2006 unit closing price of $10.11, distributions of $0.15 per unit in January, February and March, and management's estimate of the number of Restricted Trust Units ("RTUs") and Performance Trust Units ("PTUs") to be issued on maturity. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the three months ended March 31, 2006.

Unit-based compensation	RTUs	PTUs
Balance December 31, 2004	-	-
Granted	282,816	58,740
Balance December 31, 2005	282,816	58,740
Granted	6,602	561
Cancelled	(3,124)	(287)
Balance March 31, 2006	**286,294**	**59,014**

6. Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

Income taxes *($000s)*	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Statutory tax rate	35.76%	37.75%
Computed income tax expense at statutory rate	$ (619)	$ 1,862
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of ARTC	(45)	670
Resource allowance	-	(848)
Estimated taxable distribution	(5,753)	-
Tax rate adjustments	348	(526)
Unit-based compensation	197	334
Other	14	19
Future income tax expense (recovery)	(5,858)	1,511
Large corporations tax expense	403	178
Provision for income taxes	**$ (5,455)**	**$ 1,689**

7. Supplemental Cash Flow Information

Supplemental cash flow information *($000s)*	**Three months ended March 31, 2006**	Three months ended March 31, 2005
Changes in non-cash working capital:		
Accounts receivable	$ 1,661	$ 6,130
Prepaid expenses	(167)	330
Accounts payable and accrued liabilities	(1,631)	(29,174)
Capital lease payment included in expenditures on property and equipment	-	12
	$ (137)	**$ (22,702)**
Changes in non-cash working capital related to:		
Operating activities	$ 7,581	$ (38,517)
Investing activities	(7,718)	15,815
	$ (137)	**$ (22,702)**
Cash payments made for interest	$ 1,827	$ 912
Cash payments made for taxes	$ 769	$ -

8. Related Party Transactions

During the period, the Trust incurred expenditures of $56,000 for general corporate legal fees to a legal firm of which a director is a partner. Legal fees were included in general and administrative expenses. At March 31, 2006, $22,000 was included in accounts payable. The related party transactions were recorded at the exchange amount as services were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

9. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current period.

10. Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

11. Subsequent Events

Financial Instruments

Subsequent to March 31, 2005, the Trust entered into the following financial transactions to mitigate its exposure to future fluctuations in commodity prices.

Gas Contracts	Volume GJ/d	Pricing Point	Strike Price per GJ	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contracts	Volume bbl/d	Pricing Point	Strike Price per bbl	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$64.40	n/a	April 1/06 to June 30/06
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Convertible Debentures

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures"). The Debentures have a conversion price of $11.70 per Trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing Thunder Energy Trust units. The debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

FILE No. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta May 12, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.11724 to 1.13335. This increase will be effective on May 15, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	March 31, 2006	December 31, 2005
Assets (Note 3)		
Current		
Accounts receivable	**$ 48,149**	$ 49,810
Prepaid expenses	**1,386**	1,219
	49,535	51,029
Property and equipment	**652,696**	658,069
Goodwill	**108,292**	108,292
	$ 810,523	$ 817,390
Liabilities and Unitholders' Equity		
Current		
Bank indebtedness	**$ 7,540**	$ 4,409
Distributions payable	**6,904**	6,595
Accounts payable and accrued liabilities	**55,911**	57,542
	70,355	68,546
Bank debt (Note 3)	**141,819**	136,359
Unit-based compensation (Note 5)	**1,843**	1,295
Asset retirement obligations (Note 4)	**25,431**	24,774
Future income taxes (Note 6)	**141,022**	146,876
	380,470	377,850
Unitholders' equity		
Unitholders' capital (Note 5)	**418,614**	411,341
Contributed surplus	**3,025**	3,025
Accumulated earnings	**67,645**	63,920
Accumulated distributions	**(59,231)**	(38,746)
	430,053	439,540
	$ 810,523	$ 817,390

Subsequent events (Note 11)

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

Three Months Ended March 31 ($000s, except per unit data) (unaudited)	2006	2005
		(restated – Note 2)
Revenue		
Petroleum and natural gas sales	$ 46,242	$ 29,350
Royalties, net of ARTC	(8,836)	(4,749)
Transportation expenses	(1,710)	(1,127)
Petroleum and natural gas sales, after royalties and transportation	35,696	23,474
Expenses		
Operating	9,155	5,337
General and administrative (Note 2)	1,883	584
Unit-based compensation (Note 5)	548	885
Interest on long-term debt	1,442	776
Depletion, depreciation and accretion	24,398	10,960
	37,426	18,542
Income (loss) before taxes	(1,730)	4,932
Provision for income taxes (Note 6)	(5,455)	1,689
Net income for the period	3,725	3,243
Accumulated earnings		
Beginning of period	63,920	73,771
End of period	$ 67,645	$ 77,014
Units and exchangeable shares outstanding (weighted average)		
Basic	46,025	25,844
Diluted	46,357	26,504
Net income per unit		
Basic	$ 0.08	$ 0.13
Diluted	$ 0.08	$ 0.12

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31 ($000s) (unaudited)	2006	2005
		(restated – Note 2)
Operating Activities		
Net income for the period	**$ 3,725**	$ 3,243
Add items not requiring cash:		
Unit-based compensation	**548**	885
Depletion, depreciation and accretion	**24,398**	10,960
Future income taxes (Note 6)	**(5,858)**	1,511
Funds from operations	**22,813**	16,599
Settlement of asset retirement obligations	**(185)**	–
Changes in non-cash working capital related to operating activities (Note 7)	**7,581**	(38,517)
Cash provided by (used in) operating activities	**30,209**	(21,918)
Financing Activities		
Issue of units for cash, net of costs	**12**	150
Increase in bank indebtedness	**3,131**	11,787
Increase in bank debt	**5,460**	29,970
Cash distributions paid	**(12,911)**	–
Cash provided by financing activities	**(4,308)**	41,907
Investing Activities		
Expenditures on property and equipment	**(18,183)**	(32,579)
Changes in non-cash working capital related to investing activities (Note 7)	**(7,718)**	15,815
Cash used in investing activities	**(25,901)**	(16,764)
Net change in cash position	**–**	3,225
Cash position – beginning of period	**–**	21
– end of period	**$ –**	$ 3,246

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Thunder Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005, except that certain disclosures required in annual financial statements have been condensed or omitted.

The interim consolidated financial statements should be read in conjunction with the Trust's consolidated financial statements and notes as at and for the year ended December 31, 2005. The results of operations for the three months ended March 31, 2006 may not be indicative of the results for the 2006 fiscal year.

The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005. The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coalbed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember. The Trust accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The conversion of Thunder Energy to a trust was accounted for on a continuity of interest basis. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

2. CHANGE IN ACCOUNTING POLICY

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly the Trust expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

INCOME STATEMENT ($000s, except per unit data)	Three months ended March 31, 2005
General and administrative expenses	$ (405)
Depletion, depreciation, and accretion	117
Future tax expense	44
Net income impact	$ 244
Net income per unit – basic	$ 0.01
– diluted	$ –

3. BANK DEBT

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145 million extendible revolving term credit facility and a $15 million operating credit facility. The credit facilities are available on a revolving basis and are subject to extension annually with the agreement of the lenders. The credit facilities bear interest at prime rate or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio. The credit facilities are collateralized by a $500 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may re-determine the borrowing base.

4. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $53.0 million which will be incurred between the years 2006 and 2034. The majority of the costs are expected to be incurred between 2010 and 2034. A credit-adjusted risk-free rate of 9.0% and an inflation rate of 1.5% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

ASSET RETIREMENT OBLIGATIONS ($000s)	**Three months ended March 31, 2006**	Year ended December 31, 2005
Balance, beginning of period	**24,774**	13,417
Liabilities incurred in the period	**233**	1,758
Forte acquisition	**–**	7,596
Mustang acquisition	**–**	5,019
Revisions	**–**	(135)
Liabilities released to Ember and Clipper	**–**	(3,328)
Liabilities settled in the period	**(185)**	(1,306)
Accretion expense	**609**	1,753
Balance, end of period	**25,431**	24,774

5. UNITHOLDERS' CAPITAL

(a) Trust Units of Thunder Energy Trust

Authorized: unlimited number of Trust units

TRUST UNITS OF THUNDER ENERGY TRUST	Number of units (000s)	($000s)
Balance December 31, 2004	–	$ –
Issued for common shares of Thunder Energy	24,246	174,050
Issued on Forte acquisition	6,475	99,288
Issued on Mustang acquisition	9,607	123,810
Reduction of capital, Ember conveyance	–	(19,893)
Reduction of capital, Clipper conveyance	–	(28,047)
Issued for cash on exercise of stock options	1,921	19,332
Stock-based compensation on options	–	7,080
Exchangeable shares converted	1,543	14,713
Unit issue costs, net of tax of $2,353	–	(6,445)
Distribution reinvestment program	175	2,072
Balance December 31, 2005	43,967	$ 385,960
Unit issue costs, net of tax effect $4	–	8
DRIP	697	7,265
Exchangeable shares converted	1,364	14,676
Balance March 31, 2006	**46,028**	**$ 407,909**

The Trust has a distribution reinvestment program ("DRIP") whereby unitholders can elect to reinvest their distributions back into the Trust and receive additional units rather than receive the cash payment. This accounted for a $7.3 million increase in unitholders' capital.

(b) Exchangeable Shares of Thunder Energy Trust

Authorized: unlimited number of exchangeable shares

EXCHANGEABLE SHARES	Number of units (000s)	($000s)
Balance December 31, 2004	–	$ –
Issued for common shares of Thunder Energy	1,759	13,030
Issued on Forte acquisition	927	14,215
Issued on Mustang acquisition	997	12,849
Exchanged for Trust units	(1,495)	(14,713)
Balance December 31, 2005	2,188	$ 25,381
Exchanged for Trust units	(1,265)	(14,676)
Balance March 31, 2006	**923**	**$ 10,705**

Exchangeable shares accrue notional distributions in-kind and are convertible into Trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the Trust.

The exchangeable shares are not entitled to cash distributions. The Exchange Ratio increases on a monthly basis. The increase in the Exchange Ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the Exchange Ratio immediately prior to the Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the five trading days preceding the Record Date. A holder of Thunder Energy Inc. exchangeable shares can exchange all or a portion of their holdings into Thunder Energy Trust units, at any time by giving notice to their investment advisor or the Trust Agent. The Exchange Ratio to convert each exchangeable share to a Trust unit was 1.00000 at the time of issuance. Effective March 31, 2006, the Exchange Ratio was 1.10126. If the 0.9 million exchangeable shares outstanding at March 31, 2006 were exchanged at that time, 1.0 million Trust units would have been issued.

COMMON SHARES	Number of shares (000s)	($000s)
Balance December 31, 2004	51,663	$ 189,573
Issued for cash on exercise of stock options	436	864
Stock-based compensation on options	–	18
Tax effect of flow-through shares	–	(3,375)
Effect of exchange ratios	(8,088)	–
Exchanged for Trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance December 31, 2005	**–**	**$ –**

(c) Unit-based Compensation

For the three months ended March 31, 2006, the Trust recorded a compensation expense relating to its Trust Unit Incentive Plan of $0.5 million. The compensation expense was based on the March 31, 2006 unit closing price of $10.11, distributions of $0.15 per unit in January, February and March, and management's estimate of the number of Restricted Trust Units ("RTUs") and Performance Trust Units ("PTUs") to be issued on maturity. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the three months ended March 31, 2006.

UNIT-BASED COMPENSATION	RTUs	PTUs
Balance December 31, 2004	–	–
Granted	282,816	58,740
Balance December 31, 2005	282,816	58,740
Granted	6,602	561
Cancelled	(3,124)	(287)
Balance March 31, 2006	**286,294**	**59,014**

6. INCOME TAXES

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

INCOME TAXES ($000s) (Three months ended March 31)	2006	2005
Statutory tax rate	**35.76%**	37.75%
Computed income tax expense at statutory rate	**$ (619)**	$ 1,862
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of ARTC	**(45)**	670
Resource allowance	**–**	(848)
Estimated taxable distribution	**(5,753)**	–
Tax rate adjustments	**348**	(526)
Unit-based compensation	**197**	334
Other	**14**	19
Future income tax expense (recovery)	**(5,858)**	1,511
Large corporations tax expense	**403**	178
Provision for income taxes	**$ (5,455)**	$ 1,689

7. SUPPLEMENTAL CASH FLOW INFORMATION

SUPPLEMENTAL CASH FLOW INFORMATION ($000s) (Three months ended March 31)	2006	2005
Changes in non-cash working capital:		
Accounts receivable	$ 1,661	$ 6,130
Prepaid expenses	(167)	330
Accounts payable and accrued liabilities	(1,631)	(29,174)
Capital lease payment included in expenditures on property and equipment	–	12
	$ (137)	$ (22,702)
Changes in non-cash working capital related to:		
Operating activities	$ 7,581	$ (38,517)
Investing activities	(7,718)	15,815
	$ (137)	$ (22,702)
Cash payments made for interest	$ 1,827	$ 912
Cash payments made for taxes	$ 769	$ –

8. RELATED PARTY TRANSACTIONS

During the period, the Trust incurred expenditures of $56,000 for general corporate legal fees to a legal firm of which a director is a partner. Legal fees were included in general and administrative expenses. At March 31, 2006, $22,000 was included in accounts payable. The related party transactions were recorded at the exchange amount as services were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

9. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current period.

10. MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

11. SUBSEQUENT EVENTS

Financial instruments

Subsequent to March 31, 2005, the Trust entered into the following financial transactions to mitigate its exposure to future fluctuations in commodity prices.

Gas Contracts	Volume (GJ/d)	Pricing Point	Strike Price ($/GJ)	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contracts	Volume (bbl/d)	Pricing Point	Strike Price ($/bbl)	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$64.40	n/a	April 1/06 to June 30/06
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Convertible debentures

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures"). The Debentures have a conversion price of $11.70 per Trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing Thunder Energy Trust units. The debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

FILE NO. 82-3495



MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is management's analysis of Thunder Energy Trust's ("Thunder" or the "Trust") operating and financial data for the quarter ended March 31, 2006, as well as their estimate of future operating and financial performance based on information currently available. It should be read in conjunction with the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2006 and the audited consolidated financial statements and notes for the year ended December 31, 2005. These financial statements and additional information about the Trust are available on SEDAR at www.sedar.com. Due to the conversion into an energy trust, certain information included in this Management Discussion and Analysis ("MD&A") for prior periods may not be directly comparable. The MD&A was prepared as of May 8, 2006.

Basis of Presentation *The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is the Canadian dollar.*

Non-GAAP Measurements *Management uses funds from operations (before changes in non-cash working capital and settlement of asset retirement obligations) to analyze operating performance and leverage. The term distributable cash is used to present the amount of cash that the Trust distributes to unitholders. The payout ratio is used to present the amount of cash as a percentage of the Trust's funds from operations which are distributed before and after the distribution reinvestment program ("DRIP"). Distributable cash, funds from operations, and payout ratio presented have no standardized meaning prescribed by GAAP; therefore, they may not be comparable with the calculation of similar measures for other entities. Distributable cash, funds from operations, and the payout ratio as presented are not intended as alternates to, or to be more meaningful than, GAAP performance measures such as net income. The reconciliation between net income and funds from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit. Distributable cash is calculated using funds from operations less funds withheld for capital expenditures. Payout ratio is calculated as funds from operations divided by declared distributions before and after DRIP. The Trust considers funds from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt, and to fund future capital investments. Distributable cash, funds from operations and payout ratio are used by research analysts to value and compare oil and gas trusts and are frequently included in published third-party research when providing investment recommendations.*

BOE Presentation *The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. The boe conversion ratio used by the Trust of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.*

Forward-looking Statements Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. Forward-looking statements included in the MD&A concern expected operating costs.

Forward-looking statements and information are based on the Trust's current beliefs as well as assumptions made by and information currently available to the Trust concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third-party operators; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and the Trust's ability to access external sources of debt and equity capital. Further information regarding these factors may be found in the Trust's annual report for the year-ended December 31, 2005 under the headings "Critical Accounting Estimates" and "Risks and Uncertainties" in the MD&A.

The Trust cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements and information contained in this MD&A are as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

CORPORATE REORGANIZATION

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving Trust units in the new oil and natural gas energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coalbed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust. Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:

- (a) 0.5 Trust units or exchangeable shares
- (b) 0.3333 common shares of Clipper
- (c) 0.3333 common shares of Ember

For each Mustang common share owned:

- (a) 0.55 Trust units or exchangeable shares
- (b) 0.3666 common shares of Clipper
- (c) 0.0833 common shares of Ember

For each Forte common share owned:

- (a) 0.175 Trust units or exchangeable shares
- (b) 0.3333 common shares of Valiant

The financial statements of the Trust have been prepared on a continuity of interest basis which recognizes the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy.

RESULTS OF OPERATIONS

Gross oil and gas revenues increased 58% to $46.2 million for the three months ended March 31, 2006 compared with the same period in 2005. The increase was due to the acquisitions of Mustang and Forte as well as stronger commodity prices especially for crude oil. Natural gas revenues increased due to a 10% rise in Thunder's average price, offset by a 4% decline in gas production. Oil and NGL revenues increased due to an average 18% rise in prices and a 241% increase in oil and NGL production.

	Three months ended March 31,	
OIL AND GAS REVENUES ($000s)	**2006**	2005
Gross revenues	**46,242**	29,350
Transportation expenses	**(1,710)**	(1,127)
Net revenues	**44,532**	28,223

OIL AND GAS REVENUES ($000s, net of transportation expenses)	Natural Gas	Crude Oil and NGL	**Total**
Three months ended March 31, 2005	23,208	5,015	28,223
Effect of change in product prices	2,120	3,051	5,171
Effect of change in sales volumes	(972)	12,110	11,138
Three months ended March 31, 2006	**24,356**	**20,176**	**44,532**

	Three months ended March 31,	
PRODUCTION	**2006**	2005
Crude oil (bbls/d)	**3,462**	997
NGL (bbls/d)	**448**	148
Total crude oil and NGL (bbls/d)	**3,910**	1,145
Natural gas (mcf/d)	**36,572**	38,174
Total (boe/d)	**10,005**	7,508
Percentage gas (%)	**61**	85

	Three months ended March 31,	
AVERAGE COMMODITY PRICES	**2006**	2005
Natural gas ($/mcf, except as noted)		
NYMEX ($US/mmbtu)	**9.08**	6.50
AECO ($/mmbtu)	**7.50**	6.89
Thunder price before transportation	**7.69**	6.98
Transportation	**(0.29)**	(0.24)
Thunder price at the wellhead	**7.40**	6.74
Crude oil ($/bbl, except as noted)		
WTI ($US/bbl)	**63.45**	49.84
Edmonton posted	**68.96**	61.45
Thunder price before transportation	**59.52**	51.58
Transportation	**(2.18)**	(2.91)
Thunder price at the wellhead	**57.34**	48.67
Cdn/US $ average exchange rate	1.155	1.227

Transportation expenses were up 52% to $1.7 million in 2006 from first quarter 2005 due to the increase in production volumes of the Trust.

Royalties increased to $8.8 million in the first quarter of 2006, an 86% increase compared with the same period in 2005. Royalty costs are directly impacted by changes in commodity prices and, as a result of strong oil and natural gas prices, royalties as a percentage of net revenue increased to 19.8% in the first quarter.

	Three months ended March 31,	
ROYALTIES ($000s)	**2006**	2005
Crown	**7,302**	4,018
Freehold and other	**1,659**	856
Gross royalties	**8,961**	4,874
ARTC	**(125)**	(125)
Net royalties	**8,836**	4,749

	Three months ended March 31,	
ROYALTY RATES (as a % of net revenue)	**2006**	2005
Crown	**16.4**	14.2
Freehold and other	**3.7**	3.0
Gross royalties	**20.1**	17.2
ARTC	**(0.3)**	(0.4)
Net royalties	**19.8**	16.8

Operating costs increased 72% to $9.2 million during the first quarter 2006 from 2005. In addition to the general rise in costs for services and supplies in the oil industry, the increase was due to the acquisitions of Mustang and Forte and the transition into a Trust. The acquisition of Forte increased the Trust's operations in northeast B.C. and northern Alberta where operating costs are generally higher compared with central Alberta. In the current commodity price environment, low-rate wells that would otherwise be unprofitable continue to contribute to the overall production base. The current cost per boe at the current production level is in line with expectations for the balance of 2006.

	Three months ended March 31,	
OPERATING COSTS	**2006**	2005
Operating costs ($000s)	**9,155**	5,337
Per boe ($)	**10.17**	7.90

Gross general and administrative expenses (G&A) increased 73% to $3.3 million in 2006 compared to 2005 due to increased salaries and benefits and office space due to the transition into a Trust. Net G&A was $2.09 per boe, up $1.22 per boe over the first quarter of 2005, due to the increased size of the Trust as well as several budgeted, one-time costs such as audit and tax services, annual filing costs and consulting services. Effective July 1, 2005, the Trust changed its policy for G&A expenses and now capitalizes indirect G&A related to acquisition, exploration and development activities. As a result, prior year G&A expenses have been restated.

G&A EXPENSES ($000s)	Three months ended March 31, 2006	2005
Gross G&A expenses	**3,323**	1,917
Capitalized G&A	**(771)**	(405)
Overhead recoveries		
Capital	**(360)**	(675)
Operating	**(309)**	(253)
Net G&A expenses	**1,883**	584

G&A EXPENSES ($/boe)	Three months ended March 31, 2006	2005
Gross G&A expenses	**3.69**	2.84
Capitalized G&A	**(0.86)**	(0.60)
Overhead recoveries		
Capital	**(0.40)**	(1.00)
Operating	**(0.34)**	(0.37)
Net G&A expenses	**2.09**	0.87

Interest expense increased 86% compared to the same period in 2005 due to higher interest rates and a higher average balance of bank debt outstanding.

INTEREST EXPENSE	Three months ended March 31, 2006	2005
Interest expense ($000s)	**1,442**	776
Average bank debt outstanding ($000s)	**139,029**	95,010
Effective annualized interest rate for the period (%)	**4.2**	3.3

Depletion, depreciation and accretion (DD&A) expenses increased to $24.4 million, a 123% increase over the same period in 2005. The increase in DD&A expense is a result of a rising trend in general industry costs and the reduction in proved reserves at year-end 2005. As required under full cost accounting, a ceiling test was performed at March 31, 2006 and it was determined that there was no impairment to the carrying value of the Trust's unamortized capitalized costs.

DD&A	Three months ended March 31, 2006	2005
DD&A ($000s)	**24,398**	10,960
Per boe ($)	**27.10**	16.22

Unit-based compensation expense was $0.5 million in the first quarter of 2006 down from $0.9 million in the corresponding quarter of 2005. The Trust's unit-based compensation is determined based on the intrinsic value of the Trust units at each period end.

Provision for income taxes The Trust is a taxable entity under the Tax Act (Canada), but is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to unitholders, the distributions will reduce the Trust's future income tax expense. The Trust had a future income tax recovery of $5.9 million in the first quarter of 2006 primarily due to the estimated taxability of distributions.

The Trust did not pay any current income taxes in the first quarter 2006 with the exception of Federal large corporations tax. The large corporations tax increased to $0.4 million from $0.2 million in the first quarter of 2005 due to the increase in taxable capital as a result of the acquisitions of Mustang and Forte and the transition to a Trust.

Funds from operations increased 37% in 2006 from first quarter of 2005. The increase reflects Thunder's larger size following conversion into an energy trust and higher commodity prices.

	Three months ended March 31,	
FUNDS FROM OPERATIONS	**2006**	2005
Funds from operations ($000s)	**22,813**	16,599
Per unit – basic ($)	**0.50**	0.64
– diluted ($)	**0.49**	0.63

Net income increased 15% in the first quarter 2006 compared to the same period in 2005. The increase was due to a future income tax recovery and increased production and commodity prices.

	Three months ended March 31,	
NET INCOME	**2006**	2005
Net income ($000s)	**3,725**	3,243
Per unit – basic ($)	**0.08**	0.13
– diluted ($)	**0.08**	0.12

ASSET RETIREMENT OBLIGATIONS

The Trust accrues asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

	Three months ended March 31,	
ASSET RETIREMENT OBLIGATIONS ($000s)	**2006**	2005
Balance, beginning of period	**24,774**	13,417
Liabilities incurred in the period	**233**	271
Liabilities settled in the period	**(185)**	–
Accretion expense	**609**	284
Balance, end of period	**25,431**	13,972

CAPITAL AND LIQUIDITY

Capital expenditures for the first quarter totalled $18.2 million. Drilling, completion, equipping and tie-in costs totalled $15.4 million for the drilling of 18 gas wells (8.0 net), one oil well (0.3 net), and four dry holes (2.0 net). The Trust's drilling success ratio was 81%. The following table breaks out the capital expenditures by category:

	Three months ended March 31,	
CAPITAL EXPENDITURES SUMMARY ($000s)	**2006**	2005
Land and rentals	**1,282**	828
Seismic	**883**	3,388
Drilling and completions	**12,546**	21,490
Well equipping and tie-in	**2,852**	4,992
Facilities and gas gathering	**480**	1,500
Other, including capitalized G&A	**140**	381
Total capital expenditures	**18,183**	32,579

Liquidity For the first three months of 2006, capital expenditures of $18.2 million, the settlement of asset retirement obligations of $0.2 million, and cash distributions of $12.9 million were funded by funds from operations of $22.8 million, and a combined increase to long-term bank debt and working capital of $8.5 million.

The Trust has a credit facility with a syndicate of chartered banks consisting of a $145.0 million revolving term credit facility and a $15.0 million operating credit facility. The credit facilities are available on a revolving basis and subject to extension annually with the agreement of the lenders. The credit facilities are collateralized by the Trust's assets and are subject to semi-annual review at which time the lenders may re-determine the borrowing base. The next scheduled semi-annual review is scheduled for October 31, 2006.

Distributable cash and distributions Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. During the first quarter of 2006, 90% of funds from operations before the distribution reinvestment plan ("DRIP") were distributed, 53% after DRIP. Exchangeable shares are convertible into Trust units based on the Exchange Ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

DISTRIBUTABLE CASH ($000s, except per unit amounts)	**March 31, 2006**
Funds from operations	**22,813**
Cash withheld to fund capital expenditures	**9,902**
Cash distributions declared and payable	**6,904**
Cash distributions paid	**12,911**
Total distributions, including amounts reinvested under the distribution reinvestment program	**20,485**
Cash distributions payable per unit ($)	**0.15**
Cash distributions paid per unit ($)	**0.30**
Accumulated cash distributions paid and payable per unit ($)	**0.45**

TAX TREATMENT OF DISTRIBUTIONS

The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

For the year ended December 31, 2005, Trust distributions provided an 81% return on capital and 19% return of capital. For the first quarter of 2006, the Trust's distributions provided a 79% return on capital and a 21% return of capital.

RELATED PARTY TRANSACTIONS

During the period, the Trust incurred expenditures of $56,000 for general corporate legal fees to a legal firm of which a director is a partner. Legal fees were included in general and administrative expenses. At March 31, 2006, $22,000 was included in accounts payable. The related party transactions were recorded at the exchange amount as services were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

SUBSEQUENT EVENTS

Financial instruments

Subsequent to March 31, 2006, the Trust entered into the following financial transactions to mitigate its exposure to future fluctuations in commodity prices.

Gas Contracts	Volume (GJ/d)	Pricing Point	Strike Price ($/GJ)	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contracts	Volume (bbl/d)	Pricing Point	Strike Price ($/bbl)	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$64.40	n/a	April 1/06 to June 30/06
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Convertible debentures

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures"). The Debentures have a conversion price of $11.70 per Trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing Thunder Energy Trust units. The debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

QUARTERLY INFORMATION

The following table is a summary of quarterly results for the last eight quarters relating to the years 2006, 2005 and 2004. Because the consolidated financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy, results prior to July 7, 2005 may not be directly comparable to those of the Trust.

The Trust recorded a write-down of the carrying value of its petroleum and natural gas property and equipment in the fourth quarter of 2005 resulting in a net loss of $25.4 million. A decline in commodity prices in the first quarter of 2006 resulted in lower sales and distributable cash from the fourth quarter of 2005.

QUARTERLY INFORMATION	2004			2005				**2006**
($000s, except per unit data)	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas sales	30,883	28,245	29,049	29,350	32,729	65,866	67,833	**46,242**
Funds from operations	18,884	15,908	15,525	16,599	19,168	35,037	39,587	**22,813**
Per unit – basic ($)	0.86	0.63	0.61	0.64	0.74	0.79	0.86	**0.50**
– diluted ($)	0.83	0.62	0.60	0.63	0.73	0.79	0.85	**0.49**
Net income	5,920	3,542	1,407	3,243	4,621	7,718	(25,433)	**3,725**
Per unit – basic ($)	0.27	0.14	0.06	0.13	0.18	0.17	(0.55)	**0.08**
– diluted ($)	0.26	0.14	0.05	0.12	0.18	0.17	(0.55)	**0.08**

FILE No. 82-34957



400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 F2
MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent T. Kirkby, Vice President Finance and Chief Financial Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the interim period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: May 15, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust

Brent T. Kirkby
Vice President Finance & Chief Financial Officer

FILE NO. 82-34951



THUNDER ENERGY TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 F2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart J. Keck, President and Chief Executive Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Thunder Energy Trust for the interim period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: May 15, 2006

Thunder Energy Inc., Administrator of Thunder Energy Trust

Stuart J. Keck
President & Chief Executive Officer

FILE NO. 82-34957

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of unitholders of Thunder Energy Trust and exchangeable shareholders of Thunder Energy Inc. held on May 15, 2006, the following sets forth a brief description of each matter which was voted upon at such meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution to fix the board of directors of Thunder Energy Inc. at eight members.	Resolution Approved
2.	Ordinary resolution to elect as directors of Thunder Energy Inc. the eight nominees described in the information circular of Thunder Energy Trust dated April 10, 2006.	Resolution Approved
3.	Ordinary resolution to approve the appointment of Ernst & Young LLP as auditors of Thunder Energy Trust	Resolution approved

FILE No. 82-34957



NEWS RELEASE | **THY.UN**

Thunder Energy Trust declares 12-cent distribution

Calgary, Alberta, June 13, 2006 - Thunder Energy Trust has declared a distribution of 12 cents per trust unit to be paid on July 17, 2006, in respect of June production, for unit holders of record on June 22, 2006. The ex distribution date is June 20, 2006.

Thunder Energy Trust is an oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

FILE NO. 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces Mr. Tony Cadrin as Vice President Geosciences, and an increase in the Exchangeable Share Ratio.

June 15, 2006 - Thunder Energy Trust is pleased to announce the promotion of Tony Cadrin, P. Geologist, to the position of Vice President, Geosciences. In his most recent capacity as Manager of Geosciences, Mr. Cadrin managed all aspects of the daily activity within the geological and geophysical departments of the Trust. He brings 15 years of diversified experience as an exploration and development geologist in the Canadian oil and gas sector. Tony's leadership qualities, technical ability, and dedication to the Trust's initiatives have earned him this promotion. In addition to his current responsibilities, Mr. Cadrin will now become an integral part of the strategic direction and establishment of new core areas for the Trust. Since joining Thunder Energy Trust at inception, Tony played a key role in expanding the Trust drilling location inventory by more than two fold, while building and managing a full time staff of six permanent and three consulting Geoscientists. Prior to joining the Trust in July 2005, Tony held senior positions with Thunder Energy Inc., Impact Energy, Pan Canadian Petroleum Ltd., Anderson Exploration Limited, and Startech Energy Inc. Mr. Cadrin holds a B.Sc (Geology) and a PhD (Geology) degree from the University of Saskatchewan. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA), Canadian Society of Petroleum Geologists (CSPG), and Canadian Society of Exploration Geophysicists (CSEG).

Thunder Energy Trust also announces the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.13335 to 1.14861. This increase will be effective on June 15, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is an oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com